Filed Pursuant to Rule 424(b)(3)
Registration No. 333-191065

On behalf of the board of directors and management team of Real Goods Solar Inc. (“Real Goods Solar”) and Mercury Energy, Inc. (“Mercury”), we are pleased to enclose the joint proxy statement/prospectus relating to the merger of a wholly-owned subsidiary of Real Goods Solar with and into Mercury (the “Merger”). Upon completion of the Merger, Mercury will be a wholly-owned subsidiary of Real Goods Solar.

In the Merger, holders of Mercury preferred stock will have the right to receive their pro rata portion of 7,900,000 shares of Real Goods Solar Class A common stock subject to adjustments based on the market price of the shares and the amount of Mercury’s working capital at closing. Cash will be issued in lieu of fractional shares. The number of shares to be issued at closing will be reduced for shares to be placed into escrow to secure obligations related to (a) refunding merger consideration to Real Goods Solar in case the post-closing determination of Mercury’s working capital is lower than the estimated working capital at closing, (b) potential indemnification claims made by certain indemnified parties, and (c) payment of retention bonuses under retention bonus agreements entered into by Mercury and three members of Mercury’s management team. Escrowed shares remaining after satisfying any claims for a refund or indemnification, and paying the retention bonuses, will be distributed to holders of Mercury preferred stock. Mercury common stockholders are not expected to receive any merger consideration in connection with the Merger, and all shares of Mercury common stock will be canceled at the closing of the Merger. In the joint proxy statement/prospectus, the issuance of shares of Real Goods Solar Class A common stock in connection with the Merger and transactions related to the Merger is referred to as the “Real Goods Solar Stock Issuance.”

The number of shares issuable as merger consideration will be increased if the volume weighted average of the per share prices of the Real Goods Solar Class A common stock on The NASDAQ Capital Market for the 20 consecutive trading days ending two days before the effective time of the Merger (the “Average Closing Price”) is less than $2.56, and will be decreased if the Average Closing Price is greater than $3.00. Further, if the amount of Mercury’s estimated working capital at closing is higher or lower than the approximately $9.3 million working capital target, the number of shares of Real Goods Solar Class A common stock paid at closing will be increased or decreased, subject to a post-closing true-up. Based on an Average Closing Price of $3.59, which is the Average Closing Price that would have been applicable had the effective time of the Merger occurred on November 20, 2013, 7,111,142 shares of Real Goods Solar Class A common stock would be issued in the Merger, of which 979,518 would be placed into escrow, subject to any applicable working capital adjustment. As a result, a holder of Mercury preferred stock would receive 0.39 shares of Real Goods Class A common stock for each share of Mercury preferred stock owned at closing. Additional shares may be received to the extent shares held in escrow are released or shares held to fund retention bonuses are not paid.

Based on the number of shares of Real Goods Solar Class A common stock outstanding on November 20, 2013 and the Average Closing Price of $3.59 per share on that date, it is expected that Real Goods Solar’s shareholders immediately before the Merger and the Real Goods Solar Stock Issuance will own approximately 83.6% of the combined company, and former holders of Mercury preferred stock will own approximately 16.4% of the combined company, of which 979,518 shares of Real Goods Solar Class A common stock will be held in escrow. Real Goods Solar’s common stock is listed on The NASDAQ Capital Market, under the symbol “RSOL.”

In connection with the Merger, each of Real Goods Solar and Mercury will hold a special meeting of its shareholders. At Real Goods Solar’s special meeting, shareholders will be asked to vote on the approval of the Real Goods Solar Stock Issuance and an amendment to the Real Goods Solar, Inc. 2008 Long-Term Incentive Plan to increase the number of shares authorized for issuance under the plan. At Mercury’s special meeting, shareholders will be asked to vote on the approval of the Agreement and Plan of Merger, dated as of August 8, 2013 (the “Merger Agreement”), by and among Real Goods Solar, Mercury and Real Goods Mercury, Inc., a new wholly-owned subsidiary of Real Goods, and the Merger. The Real Goods Solar and Mercury boards of directors recommend that you vote “FOR” the proposals related to the Merger.

You should carefully review all the information contained in the attached joint proxy statement/prospectus. YOU SHOULD ALSO CAREFULLY CONSIDER THE “RISK FACTORS” BEGINNING ON PAGE 20 IN EVALUATING THE MERGER.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Merger described in this joint proxy statement/prospectus nor have they approved or disapproved the issuance of the Real Goods Solar Class A common stock to be issued in connection with the Merger, or determined if this joint proxy statement/prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This joint proxy statement/prospectus is dated December 2, 2013, and is first being mailed to the shareholders of Real Goods Solar and Mercury on or about December 9, 2013.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS OF

REAL GOODS SOLAR, INC.

TO BE HELD ON JANUARY 14, 2014

To the shareholders of Real Goods Solar, Inc. (“Real Goods Solar”):

Real Goods Solar will hold a special meeting of the shareholders of Real Goods Solar on January 14, 2014 at 10:00 a.m., Mountain Time, at the offices of Real Goods Solar, 833 West South Boulder Road, Louisville, Colorado 80027, to consider and vote upon the following matters:

•	a proposal to approve, as required by Rule 5635 of the NASDAQ Stock Market Rules, the issuance of shares of Real Goods Solar Class A common stock, in connection with the merger (the “Merger”) contemplated by the Agreement and Plan of Merger, dated as of August 8, 2013 (the “Merger Agreement”), by and among Real Goods Solar, Mercury Energy, Inc. (“Mercury”) and Real Goods Mercury, Inc., a wholly-owned subsidiary of Real Goods Solar. If approved, it is expected that Real Goods Solar will issue 7,900,000 shares of Class A common stock to holders of Mercury preferred stock in exchange for all outstanding capital stock of Mercury (subject to adjustments based on the market price of the shares and the amount of Mercury’s working capital at closing as described in the Merger Agreement) (collectively, the “Real Goods Solar Stock Issuance”);

•	a proposal to approve an amendment to the 2008 Long-Term Incentive Plan (the “Incentive Plan”) to increase the number of shares authorized for issuance under the Incentive Plan;

•	a proposal to approve the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies, in the event that there are not sufficient votes at the time of the special meeting to approve the foregoing proposals; and

•	to transact such other business as may properly come before the special meeting or any adjournment or postponement of the special meeting.

Only holders of record of Real Goods Solar Class A common stock at the close of business on November 29, 2013, the record date for the special meeting, are entitled to receive this notice and to vote their shares at the special meeting or any adjournment or postponement of the special meeting.

The Merger described in this joint proxy statement/prospectus cannot be completed unless Real Goods Solar’s shareholders approve the Real Goods Solar Stock Issuance, which requires the affirmative vote of a majority of the votes cast by holders of Real Goods Solar Class A common stock.

Real Goods Solar’s board of directors unanimously recommends that Real Goods Solar’s shareholders vote “FOR” the approval of the Real Goods Solar Stock Issuance, “FOR” the approval of the amendment to the Incentive Plan and “FOR” the adjournment of the Real Goods Solar special meeting if necessary or appropriate to permit further solicitation of proxies.

For more information about the Merger, the other transactions contemplated by the Merger Agreement and the amendment to the Incentive Plan, please review the accompanying joint proxy statement/prospectus and the documents attached to it.

IMPORTANT

YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING, PLEASE COMPLETE, SIGN AND DATE THE ENCLOSED PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED POSTAGE-PAID ENVELOPE. YOU MAY ALSO CAST YOUR VOTE BY TELEPHONE OR OVER THE INTERNET BY FOLLOWING THE INSTRUCTIONS ON YOUR PROXY CARD. IF YOU VOTE BY TELEPHONE OR OVER THE INTERNET, YOU DO NOT NEED TO SUBMIT YOUR PROXY CARD. REMEMBER, YOUR VOTE IS IMPORTANT, SO PLEASE ACT TODAY!

By Order of the Board of Directors,

Kamyar (Kam) Mofid

Chief Executive Officer

Real Goods Solar, Inc.

Louisville, Colorado

December 2, 2013

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS OF

MERCURY ENERGY, INC.

TO BE HELD ON JANUARY 6, 2014

To the stockholders of Mercury Energy, Inc. (“Mercury”):

Mercury will hold a special meeting of the stockholders of Mercury on January 6, 2014 at noon, Eastern Time, at Mercury Energy, Inc., 36 Midland Avenue, Port Chester, NY 10573, to consider and vote upon the following matters:

•	a proposal to approve the merger (the “Merger”) contemplated by the Agreement and Plan of Merger, dated as of August 8, 2013 (the “Merger Agreement”), by and among Real Goods Solar, Inc., Mercury and Real Goods Mercury, Inc., a wholly-owned subsidiary of Real Goods Solar (“Merger Sub”), and the terms and conditions of the Merger Agreement, pursuant to which Real Goods Solar would acquire all of the outstanding capital stock of Mercury through the merger of Merger Sub with and into Mercury, with Mercury as the surviving corporation;

•	a proposal to approve the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies, in the event that there are not sufficient votes at the time of the special meeting to approve the foregoing proposal; and

•	to transact such other business as may properly come before the special meeting or any adjournment or postponement of the special meeting.

Only holders of record of Mercury common and preferred stock at the close of business on November 29, 2013, the record date for the special meeting, are entitled to receive this notice and to vote their shares at the special meeting or any adjournment or postponement of the special meeting.

The Merger described in this joint proxy statement/prospectus cannot be completed unless the stockholders of Mercury approve the Merger and the Merger Agreement, which requires the affirmative vote of at least (a) 67% of the outstanding shares of Mercury preferred stock voting as a single class and (b) a majority of the outstanding shares of Mercury preferred stock (voting on an as-converted basis) and common stock, voting together as a single class.

Each holder of Mercury preferred and common stock has signed the Voting Agreement, dated as of July 31, 2008 (the “Existing Mercury Voting Agreement”), among Mercury’s stockholders. The Existing Mercury Voting Agreement provides that:

•	each holder of Mercury preferred and common stock has previously agreed to vote in favor of any merger transaction that is approved by the holders of at least a majority of Mercury’s outstanding preferred stock;

•	each holder of Mercury preferred and common stock has previously granted a proxy to a designee of OPCO PE LLC, the representative of holders of Mercury preferred stock, to vote in favor of any such merger transaction if such stockholder fails to do so or such stockholder attempts to vote such shares in a manner inconsistent with the Existing Mercury Voting Agreement; and

•	each holder of Mercury preferred and common stock has previously agreed to refrain from exercising dissenters’ rights with respect any merger transaction that is approved by the holders of at least a majority of Mercury’s outstanding preferred stock.

Mercury’s board of directors unanimously recommends that Mercury’s stockholders vote “FOR” the approval of the Merger and the approval and adoption of the Merger Agreement and “FOR” the adjournment of the Mercury special meeting if necessary or appropriate to permit further solicitation of proxies.

For more information about the Merger and the other transactions contemplated by the Merger Agreement, please review the accompanying joint proxy statement/prospectus and the Merger Agreement attached to it.

IMPORTANT

YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU PLAN TO ATTEND THE MERCURY SPECIAL MEETING, PLEASE COMPLETE, SIGN AND DATE THE ENCLOSED PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED POSTAGE-PAID ENVELOPE. YOU MAY ALSO CAST YOUR VOTE BY E-MAIL OR FACSIMILE BY FOLLOWING THE INSTRUCTIONS ON YOUR PROXY CARD. REMEMBER, YOUR VOTE IS IMPORTANT, SO PLEASE ACT TODAY!

By Order of Mercury’s Board of Directors,

Richard D. White

Chairman

Mercury Energy, Inc.

Port Chester, New York

December 2, 2013

IMPORTANT NOTE

In deciding how to vote on the matters described in this joint proxy statement/prospectus, you should rely only on the information contained in this joint proxy statement/prospectus. Neither Real Goods Solar nor Mercury has authorized any person to provide you with any information that is different from or in addition to what is contained in this joint proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this joint proxy statement/prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this joint proxy statement/prospectus does not extend to you.

This joint proxy statement/prospectus incorporates important business and financial information about Real Goods Solar and Mercury that is not included in or delivered with the document. This information is available without charge to security holders upon written or oral request made to Real Goods Solar, Inc., 833 West South Boulder Road, Louisville, CO 80027 or (303) 222-8400. To obtain timely delivery, security holders must request the information no later than one week before the respective special meeting of shareholders.

The information contained in this joint proxy statement/prospectus speaks only as of the date indicated on the cover of this joint proxy statement/prospectus filed with the Securities and Exchange Commission (the “SEC”) unless the information specifically indicates that another date applies.

In addition, if you have any questions about the matters described in this joint proxy statement/prospectus, you may contact:

Real Goods Solar, Inc.	Mercury Energy, Inc.
Anthony DiPaolo	Andrew Zaref
Chief Financial Officer	Chief Financial Officer and Chief Operating Officer
Real Goods Solar, Inc.	Mercury Energy, Inc.
833 West South Boulder Road,	36 Midland Avenue
Louisville, CO 80027	Port Chester, NY 10573
(303) 222-8400	(914) 637-9700

VOTING METHODS

Real Goods Solar’s shareholders of record may submit their proxies by:

Telephone. You can vote by telephone by calling the toll-free number 1-800-652-VOTE (8683) in the United States or Canada on a touch-tone telephone. You will then be prompted to enter the control number printed on your proxy card and to follow the subsequent instructions. Telephone voting is available 24 hours a day until 11:59 p.m. Eastern Time on January 13, 2014. If you vote by telephone, you do not need to return your proxy card(s).

Internet. You can vote over the Internet by accessing the website at www.investorvote.com and following the instructions on the secure website. Internet voting is available 24 hours a day until 11:59 p.m. Eastern Time on January 13, 2014. If you vote over the Internet, you do not need to return your proxy card(s).

Mail. You can vote by mail by completing, signing, dating and mailing your proxy card(s) in the postage-paid envelope included with this joint proxy statement/prospectus.

If you hold your Real Goods Solar shares through a bank, broker, custodian or other record holder:

You may also be eligible to vote via the Internet or by telephone if your broker or bank participates in a proxy voting program. Please refer to your proxy card or voting instruction form or the information forwarded by your bank, broker, custodian or other record holder to see which voting methods are available to you.

Mercury’s stockholders of record may submit their proxies by:

Mail, E-mail or Facsimile. You can vote by completing, signing, dating your proxy card and:

•	mailing it in the postage-paid envelope included with this joint proxy statement/prospectus;

•	e-mailing it to Andrew Zaref at azaref@mercurysolarsystems.com; or

•	transmitting it by facsimile to (914) 462-3349.

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SUMMARY

This summary highlights selected information from this joint proxy statement/prospectus and may not contain all of the information that is important to you. To fully understand the Merger and for a more complete description of the legal terms of the Merger Agreement, you should carefully read this entire document and the documents referred to herein. See also “Where You Can Find More Information” on page 155. Real Goods Solar and Mercury have included page references parenthetically to direct you to a more complete description of the topics presented in this summary.

The Companies (see pages 95 and 121)

Real Goods Solar, Inc.

833 W. South Boulder Rd.

Louisville, CO 80027-2452

Attention: Corporate Secretary

(303) 222-8400

Internet address: www.realgoodssolar.com

Real Goods Solar is a residential and commercial solar energy engineering, procurement and construction firm. Real Goods Solar also performs most of its own sales and marketing activities to generate leads and secure projects. Real Goods Solar offers turnkey services, including design, procurement, permitting, build-out, grid connection, financing referrals and warranty and customer satisfaction activities. Real Goods Solar’s solar energy systems use high-quality solar photovoltaic modules from manufacturers such as Canadian Solar and Trina. Real Goods Solar uses proven technologies and techniques to help customers achieve meaningful savings by reducing their utility costs. In addition, Real Goods Solar helps customers lower their emissions output and reliance upon fossil fuel energy sources.

Real Goods Solar has 35 years of experience in residential solar energy. Real Goods Solar traces its roots to 1978, when Real Goods Trading Corporation sold the first solar photovoltaic panels to the public in the United States. Real Goods Solar has designed and installed in excess of 110 megawatts of solar power across more than 16,000 residential and commercial solar systems since its founding. Real Goods Solar’s focused customer acquisition approach and its efficiency in converting customer leads into sales enable it to have what Real Goods Solar believes are competitive customer acquisition costs that Real Goods Solar continuously focuses on improving. Real Goods Solar believes that its Real Goods Solar brand has a national reputation for high quality customer service in the solar energy market, which leads to a significant number of word-of-mouth referrals and new customers.

Real Goods Solar was incorporated in Colorado in 2008 as a successor to Gaiam Energy Tech, Inc. Gaiam, Inc. (“Gaiam”) founded Gaiam Energy Tech, Inc. as its solar division in 1999. In 2001, Gaiam Energy Tech, Inc. acquired Real Goods Trading Corporation in a merger. The combined company became Real Goods Solar when it went public in 2008.

Real Goods Solar’s executive offices are located at 833 W. South Boulder Road, Louisville, CO 80027-2452. Real Goods Solar’s telephone number is (303) 222-8300. Real Goods Solar’s website is www.realgoodssolar.com. The information on the website is not intended to be a part of this joint proxy statement/prospectus, and you should not rely on any of the information provided there in making your decision to invest in the Real Goods Solar securities. Real Goods Solar’s website address referenced above is intended to be an inactive textual reference only and not an active hyperlink to Real Goods Solar’s website.

Mercury Energy, Inc.

36 Midland Avenue

Port Chester, NY 10573

Attention: Chief Financial Officer

(914) 637-9700

Mercury, through its wholly-owned subsidiary, Mercury Solar Systems, Inc., is primarily engaged in the development, design and installation of solar energy systems for utility, commercial, and residential clients in New York, New Jersey, Massachusetts, Connecticut, Maryland and Pennsylvania. The solar energy systems are primarily photovoltaic systems for the production of electricity. These systems reduce a customer’s need for third party produced electricity. Mercury, including its predecessors, has designed, installed and provided related service to more than 2,400 solar customers.

Since its inception in 2008, Mercury has acquired and completed the integration of four local and regional commercial and residential solar integrators. Mercury has also entered four additional states through organic growth. Additionally, Mercury has expanded its business to include solar project development and other related services.

The Merger (see page 59)

Under the terms of the Merger, Real Goods Mercury, Inc. a wholly-owned subsidiary of Real Goods Solar formed for the purpose of the Merger, will be merged with and into Mercury. As a result, Mercury will continue as the surviving corporation and will become a wholly-owned subsidiary of Real Goods Solar. Shares of Real Goods Solar Class A common stock will continue to be traded on The NASDAQ Capital Market under the symbol “RSOL.” See “Risk Factors—Real Goods Solar must meet The NASDAQ Capital Market continued listing requirements or it risks delisting, which may decrease its stock price and make it harder for Real Goods Solar’s shareholders to trade its stock.”

The Merger Agreement is attached as Annex A to this joint proxy statement/prospectus. Please read the Merger Agreement carefully and fully as it is the legal document that governs the Merger. For a summary of the Merger Agreement, see “The Merger Agreement.”

What Holders of Mercury Stock Will Receive in the Merger (see page 79)

Preferred Stockholders

As a result of the Merger, the holders of Mercury preferred stock will receive, for each share of Mercury preferred stock, a pro rata share of the merger consideration equal to 7,900,000 shares of Real Goods Solar Class A common stock, subject to adjustments based on the market price of the shares and the amount of Mercury’s working capital at closing as summarized below and as further described under “The Merger—Consideration to Be Received in the Merger.” The number of shares to be issued at closing to the holders of Mercury preferred stock is also subject to reduction for shares to be placed in escrow. Cash will be issued in lieu of fractional shares as further described under “The Merger—Consideration to Be Received in the Merger.”

The number of shares of Real Goods Solar Class A common stock issuable as merger consideration is subject to a market price adjustment and will be increased in the event that the Average Closing Price is less than $2.56, and will be decreased in the event that the Average Closing Price is greater than $3.00, in each case, calculated in the manner further described under “The Merger—Consideration to Be Received in the Merger.”

Based on an Average Closing Price of $3.59, which is the Average Closing Price that would have been applicable had the effective time of the Merger occurred on November 20, 2013, each share of Mercury preferred stock would receive approximately 0.39 shares of Real Goods Class A common stock at closing, without giving effect to any working capital adjustment. Additional shares could be issued to holders of Mercury preferred stock to the extent that shares held in escrow (described in the next paragraph) are not returned to Real Goods Solar or issued as retention bonuses.

If the amount of Mercury’s estimated working capital at the effective time of the Merger is higher or lower than a working capital target of approximately $9.3 million (subject to reduction if the merger is not consummated before December 31, 2013), the number of shares of Real Goods Solar Class A common stock paid at the effective time of the Merger is increased or decreased, as the case may be, and as further described under “The Merger—Consideration to Be Received in the Merger.”

A portion of the shares of Real Goods Solar Class A common stock issuable as part of the merger consideration will be placed into escrow and distributed in accordance with an escrow agreement to (a) refund merger consideration to Real Goods Solar in case the post-closing determination of Mercury’s working capital is lower than the estimated working capital at closing, (b) fund payment of indemnification claims made by Real Goods Solar or certain other indemnified parties, and (c) fund payment of retention bonuses under the retention bonus agreements entered into by Mercury and three members of Mercury’s management team. The amount of the merger consideration that is escrowed to secure indemnification claims is increased if, before the closing of the Merger, a Mercury stockholder exercises appraisal rights in connection with the Merger or a legal action is brought against Mercury or Real Goods Solar by a Mercury stockholder in connection with the Merger.

Based on an Average Closing Price of $3.59, which is the Average Closing Price that would have been applicable had the effective time of the Merger occurred on November 20, 2013, 417,827 shares would be placed into escrow to secure obligations pursuant to clauses (a) and (b) above and 561,690 shares would be placed into escrow to fund the retention bonus payments. If shares are not needed to fund obligations under clauses (a) or (b) or if all or a portion of the retention bonus shares are not earned, the holders of Mercury preferred stock will receive their pro rata portion of such shares.

Common Stockholders and Holders of Options and Warrants

Pursuant to the terms of the Mercury Certificate of Incorporation filed on July 13, 2008, upon a sale or merger of Mercury, the Mercury preferred stockholders are entitled to a liquidation preference of approximately $31.2 million (as of November 20, 2013) before the Mercury common stockholders will be entitled to receive any consideration from such sale or merger transaction. Based on an Average Closing Price of $3.59, which is the Average Closing Price that would have been applicable had the effective time of the Merger occurred on November 20, 2013, the number of shares of Real Goods Solar Class A common stock issuable as merger consideration would be 7,111,142. Based on this number of shares issuable as merger consideration, the closing price per share of Real Goods Solar Class A common stock on the effective date of the Merger would need to exceed $4.76 for the aggregate value for the merger consideration (net of the aggregate amount of retention bonuses payable to three members of Mercury’s management team pursuant to the Merger Agreement) to exceed $31.2 million. As a result, Mercury common stockholders are not expected to receive any merger consideration in connection with the Merger and all shares of Mercury common stock will be canceled and of no further value upon the consummation of the Merger as further described under “The Merger—Consideration to Be Received in the Merger.”

Further, all outstanding options and warrants to acquire Mercury capital stock will be cancelled and extinguished immediately before the closing of the Merger and the holders thereof are not anticipated to receive any merger consideration.

Material U.S. Federal Income Tax Consequences of the Merger (see page 73)

The Merger will constitute a tax-free reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended, and U.S. holders of Mercury preferred stock will not recognize gain or loss for U.S. federal income tax purposes upon the exchange of their Mercury preferred stock for solely Real Goods Solar Class A common stock pursuant to the Merger, except with respect to cash received in lieu of fractional shares of Real Goods Solar

Class A common stock. However, the foregoing is subject to the qualifications, conditions, limitations and assumptions set forth in the discussion under “The Merger—Material U.S. Federal Income Tax Consequences of the Merger.” You should read “The Merger—Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 70 for a more complete discussion of the U.S. federal income tax consequences of the Merger.

Shareholders are urged to consult their tax advisor for a full understanding of the particular tax consequences of the Merger to them.

Background to the Merger (see page 61)

In August 2012, Mercury’s board of directors determined that, given the decline in backlog and new sales, mostly as a result of less than favorable state subsidies for solar systems, competitive pricing pressures, and the need to offer financing solutions to commercial customers, the company should consider alternatives to maximize stockholder value and to protect its liquidity position. Mercury held discussions with investment banking firms and analysts regarding strategic alternatives (although Mercury did not formally engage a financial advisor) and opened up dialogues with several leading solar integrators and suppliers regarding a potential sale process as part of an informal market check performed by members of Mercury’s board of directors. Mercury also gave its management team the opportunity to present an offer to acquire the company. In March of 2013, Mercury’s board of directors formed a special committee comprised of non-employee directors to further explore and evaluate strategic alternatives, including the potential acquisition by Real Goods Solar. The members of the special committee are Richard White, Timothy Greener and Peter Kaufmann, each of whom is entitled to receive a fee of $25,000 for participation in the committee. See “The Merger—Interests of Mercury’s Director and Executive Officers in the Merger.”

In February 2013, Real Goods Solar and Mercury entered into discussions regarding a potential acquisition of Mercury by Real Goods Solar. Real Goods Solar and Mercury signed a non-binding letter of intent on March 29, 2013 which provided that holders of equity in Mercury would receive no less than 10,000,000 shares and no more than 11,000,000 shares of Real Goods Solar Class A common stock as consideration for the proposed transaction, and required that Mercury have at least $10.0 million in cash before the payment of Mercury’s expenses in connection with a proposed transaction. Thereafter the parties began several months of diligence and negotiations.

In May 2013, after a number of positive reports on the solar industry and continued growth of the sector, the market price of the stock of several companies in the solar energy business began to rise sharply. Real Goods Solar also saw significant investor interest and a rise in its stock price. An investment bank retained by Real Goods Solar (to provide advice and to identify strategic alternatives, including among other things, capital raising and merger and acquisition options and opportunities, but not engaged to consult on the relative advantages and disadvantages of the Merger) proposed that Real Goods Solar take advantage of the increased interest in solar energy stock and conduct a private placement of Real Goods Solar securities. As a result, on May 24, 2013, Real Goods Solar conducted a private placement that closed on June 3, 2013 and generated aggregate gross proceeds of approximately $9.3 million. In connection with the private placement, Real Goods Solar ceased negotiations with Mercury on May 22, 2013, and, as a result of the successful private placement, the original letter of intent and term sheet were formally abandoned.

On June 9, 2013, Real Goods Solar and Mercury resumed discussions. On June 22, Mercury and Real Goods Solar entered into a new non-binding letter of intent which provided that Real Goods Solar would acquire Mercury and Mercury’s equity holders would receive 6,000,000 shares of Real Goods Solar Class A common stock and $4.9 million worth of convertible promissory notes, subject to certain adjustments based on the market price of the shares and the amount of Mercury’s working capital at closing. The convertible promissory notes would convert to Real Goods Solar Class A common stock, when, and if, Real Goods Solar’s shareholders approved such conversion, at a conversion rate equal to the Real Goods Solar stock price used to calculate the exchange ratio as of the closing date.

Following the execution of the new letter of intent, Mercury determined that the Merger could not be structured as a tax free reorganization with the inclusion of the convertible note feature. As a result, the parties resumed negotiations and determined that the merger consideration would consist solely of Real Goods Solar Class A common stock. Over the next several days, Mercury and Real Goods Solar engaged in discussions regarding the terms of a stock-for-stock transaction, including an exchange ratio that might be acceptable to both companies. After agreeing on terms acceptable to both companies, legal negotiations and due diligence ensued and continued until July 31, 2013. The specific formula for the exchange ratio and other features of the Merger were determined by negotiation during this time period.

The parties executed the Merger Agreement and the other definitive documents on August 8, 2013.

Recommendation by the Boards of Directors (see pages 65 and 68)

Real Goods Solar:

Real Goods Solar cannot complete the Merger under the terms set forth in the Merger Agreement unless the Real Goods Solar Stock Issuance is approved by Real Goods Solar’s shareholders. Real Goods Solar’s board of directors has unanimously approved the Merger Agreement, the Merger, the Real Goods Solar Stock Issuance and the other transactions contemplated by the Merger Agreement and determined that the Merger Agreement, the Merger, the Real Goods Solar Stock Issuance and the other transactions contemplated by the Merger Agreement are advisable to, fair to and in the best interests of Real Goods Solar’s shareholders. The Real Goods Solar’s board of directors unanimously recommends that the shareholders of Real Goods Solar vote “FOR” the proposal to approve the Real Goods Solar Stock Issuance.

Mercury:

Mercury cannot complete the Merger under the terms set forth in the Merger Agreement unless the Merger and the Merger Agreement are approved by Mercury’s shareholders. Mercury’s board of directors has unanimously approved the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement and determined that the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement are advisable to, fair to, and in the best interests of the shareholders of Mercury. Mercury’s board of directors unanimously recommends that the shareholders of Mercury vote “FOR” the proposal to approve the Merger and the Merger Agreement.

Reasons for the Merger (see pages 65 and 68)

Real Goods Solar:

Real Goods Solar’s board of directors believes that the Merger will provide strategic and financial benefits to Real Goods Solar’s shareholders, including:

•	positioning Real Goods Solar as one of the largest U.S. solar installation companies measured by installed customers;

•	creating a diversified combined company with significant scale and scope, that, when compared to Real Goods Solar on a stand-alone basis, is expected to result in (a) increased financial stability, (b) superior access to capital, (c) greater purchasing power with suppliers, (d) greater ability to spread business strategy execution risk across a larger enterprise and (e) a stronger voice in shaping national and relevant state solar energy development policies;

•	expanding Real Goods Solar’s existing brand presence in the Northeastern market in the United States;

•	continuing to grow Real Goods Solar’s commercial division;

•	increasing complementary areas of expertise, including operational, engineering, sales, and marketing skill sets, and the significant prior experience the two companies have had integrating merged businesses;

•	adding significant commercial business expertise to the Real Goods Solar team;

•	adding intellectual capital, technical expertise, and experience of a deeper and more diverse workforce; and

•	realizing potential cost savings by (a) centralizing certain functions such as human resources, information technology and marketing, and (b) reducing redundant costs such as insurance, legal, audit and payroll.

Mercury:

Mercury’s board of directors and its special committee (comprised of non-employee directors) have concluded that, given Mercury’s current financial and competitive situations (including the relative size of its project backlog, the highly competitive markets in which it competes and the fact that Mercury incurred an operating loss in 2012 and through June 30, 2013) and the fact that no other sale transaction is available at a valuation equal to or in excess of the Merger, the Merger represents the best strategic alternative to Mercury and its stockholders in terms of maximizing stockholder value and protecting liquidity.

Mercury’s board of directors and its special committee believe that the Merger will provide strategic and financial benefits, including:

•	synergies as a combined larger solar integrator including lower back office operating costs, greater purchasing power, greater access to capital markets and ability to obtain project financing funding or funds and enhanced personnel utilization;

•	better geographic positioning for Mercury with the Real Goods Solar business in high growth western U.S. states;

•	better geographic positioning for Real Goods Solar residential capabilities, a fast growing market, where Mercury is positioned;

•	Mercury’s installation expertise for commercial projects will benefit the Real Goods Solar’s commercial business, given that Real Goods Solar does not currently perform its own commercial installations; and

•	the abilities of Real Goods Solar’s management team in building a growth business and strategic planning will enhance Mercury’s business.

For a description of the Mercury directors’ interests in the transition, see “The Merger—Interest of Mercury’s Director and Executive Officers in the Merger.”

Risks Associated with the Merger (see page 20)

You should be aware of and consider carefully the risks relating to the Merger described under “Risk Factors” as you evaluate the Merger, including the following:

•	there is no assurance when, or even if, the Merger will be completed. Failure to obtain required approvals necessary to satisfy closing conditions may delay or prevent completion of the Merger;

•	failure to complete the Merger or delays in completing the Merger could negatively affect Real Goods Solar’s stock price and future business operations;

•	the benefits of integrating the companies may not be realized;

•	Real Goods Solar and Mercury will incur significant transaction costs in connection with the Merger;

•	Real Goods Solar and Mercury will be subject to business uncertainties and contractual restrictions while the Merger is pending that could adversely affect their business;

•	ownership by Real Goods Solar’s current shareholders will be diluted by the Merger and the Real Goods Solar Stock Issuance;

•	Real Goods Solar and Mercury shareholders will have reduced ownership and voting interests in the combined company and will be able to exercise less influence over management following the Merger;

•	all shares of Mercury common stock and options, warrants and other derivative securities exercisable or convertible into shares of Mercury common stock will be cancelled and extinguished immediately before consummation of the Merger and it is anticipated that holders thereof will not receive any merger consideration;

•	the market price of Real Goods Solar Class A common stock may decrease as a result of the Real Goods Solar Stock issuance and the Merger;

•	Mercury’s directors and executive officers may have interests in the Merger that are different from, and in addition to, the interests of Mercury’s stockholders generally;

•	the value of the shares of Real Goods Solar’s Class A common stock that holders of Mercury preferred stock will receive upon completion of the Merger may be less than the value of the Real Goods Solar Class A shares as of the date of the Merger Agreement;

•	the number of shares of Real Goods Solar Class A common stock issuable as merger consideration is subject to adjustments based on the market price of the Real Goods Solar Class A common stock and the amount of Mercury’s working capital at closing, which may result in an increase or decrease in the number of shares received by holders of Mercury preferred stock;

•	without re-soliciting shareholder approval for the Merger, the parties may move forward with the closing of the Merger even if the Average Closing Price at the closing is less than $2.15 and such occurrence may reduce the value of the merger consideration to holders of Mercury’s preferred stock, or lead to greater dilution of Real Goods Solar’s existing shareholders;

•	neither Real Goods Solar nor Mercury obtained an opinion, report or appraisal from a financial advisors regarding the financial merits of the Merger or the fairness, from a financial point of view, of the Merger to their respective shareholders; and

•	if Real Goods Solar fails to implement an effective system of internal controls with respect to Mercury after the Merger, it may not be able to accurately report its financial results or prevent fraud and, as a result, its business could be harmed and current and potential shareholders could lose confidence in Real Goods Solar, which could cause Real Goods Solar’s value to fall.

For further discussion regarding these risks related to the Merger and other risks please see the discussion beginning on page 20 of this joint proxy statement/prospectus.

Ownership of Real Goods Solar After the Merger

In connection with the closing of the Merger, Real Goods Solar will issue the merger consideration to holders of Mercury preferred stock based on the expectation that the holders of Mercury common stock will not be entitled to receive any merger consideration in connection with the Merger.

Real Goods Solar’s shareholders will continue to hold the Real Goods Solar shares they currently own after the Merger. However, as a result of the Real Goods Solar Stock Issuance, each outstanding share of Real Goods Solar Class A common stock immediately before the Merger and the Real Goods Solar Stock Issuance will represent a smaller percentage of the aggregate number of shares of Real Goods Solar Class A common stock outstanding after the Merger and each Real Goods Solar shareholder before the Merger and the Real Goods Solar Stock Issuance will own a smaller percentage of Real Goods Solar after the Merger. Real Goods Solar estimates that, based on an Average Closing Price of $3.59, which is the Average Closing Price that would have been applicable had the effective time of the Merger occurred on November 20, 2013, upon the completion of the Merger and the Real Goods Solar Stock Issuance:

•	approximately 43,447,036 shares of Real Goods Solar Class A common stock would be outstanding;

•	shareholders of Real Goods Solar before consummation of the Merger and the Real Goods Solar Stock Issuance would own approximately 83.6% of the issued and outstanding shares Real Goods Solar Class A common stock; and

•	former holders of Mercury preferred stock would own approximately 16.4% of the issued and outstanding shares Real Goods Solar Class A common stock, including shares that will be held in escrow.

Conditions to the Completion of the Merger (see page 88)

Currently, Real Goods Solar and Mercury expect to complete the Merger in the fourth quarter of 2013 or the first quarter of 2014, although completion of the Merger cannot be assured by any particular date or at all. As more fully described in this joint proxy statement/prospectus and in the Merger Agreement, the completion of the Merger depends on a number of conditions being satisfied or, where legally permissible, waived. These conditions include, among others, receipt of the requisite approvals of each company’s shareholders.

Termination of the Merger Agreement (see page 89)

The Merger Agreement may be terminated at any time before the effective time of the Merger by the mutual written consent of Real Goods Solar, Real Goods Mercury and Mercury.

In addition, either Real Goods Solar or Mercury may terminate the Merger Agreement at any time before the effective time of the Merger if:

•	the Merger has not been completed on or before December 31, 2013, subject to extension as a result of the SEC’s comment to the registration statement of which this joint proxy statement/prospectus is a part, or Mercury’s process with respect to a potential takeover proposal other than by Real Goods Solar; provided that in each case, such extension may not go beyond March 15, 2014 and this right to terminate will not be available to any party whose failure to fulfill any obligation under the Merger Agreement caused or resulted in the failure of the Merger to be consummated by such date;

•	a governmental authority of competent jurisdiction has issued an order, decree or ruling or taken other action restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action has become final and nonappealable;

•	Mercury’s shareholders do not approve the Merger; or

•	Real Goods Solar’s shareholders do not approve the Merger.

In addition, Real Goods Solar may terminate the Merger Agreement at any time before the effective time of the Merger if:

•	Mercury’s board of directors elects to withdraw its recommendation to Mercury’s shareholders to approve the Merger or fails to reaffirm its recommendation after another takeover offer;

•	Mercury has breached its nonsolicitation covenant in the Merger Agreement;

•	Mercury elects to pursue another competing offer;

•	Mercury materially breaches any of its representations, warranties or covenants in the Merger Agreement, resulting in a failure of certain closing conditions, and such breach is not capable of being cured within the time period set forth in the Merger Agreement;

•	Mercury does not hold its shareholders’ meeting within the time periods required by the Merger Agreement; or

•	the Average Closing Price of Real Goods Solar Class A common stock is below $2.15 (unless Mercury agrees to use $2.15 as the “Average Closing Price” as such term is defined in the Merger Agreement in which case Real Goods Solar may not terminate the Merger Agreement).

In addition, Mercury may terminate the Merger Agreement at any time before the effective time of the Merger if:

•	before Mercury’s receipt of stockholder approval for the Merger, Mercury elects to pursue a competing offer in compliance with the terms of the Merger Agreement; or

•	Real Goods Solar or Real Goods Mercury materially breaches any of its representations, warranties or covenants in the Merger Agreement, resulting in a failure of certain closing conditions, and such breach is not capable of being cured within the time period set forth in the Merger Agreement.

Termination Fee (see page 90)

Mercury may be required to pay a termination fee of $500,000 to Real Goods Solar, and Real Goods Solar may be required to pay a termination fee of $350,000 to Mercury in some cases and $400,000 to Mercury in other cases, if the Merger Agreement is terminated under certain circumstances specified in the Merger Agreement as described in “The Merger Agreement—Termination of Merger Agreement.”

No Solicitation (see page 87)

The Merger Agreement contains provisions prohibiting Mercury from seeking or discussing with any third party any “takeover proposal” of the type described in “The Merger Agreement—Certain Additional Agreement—No Solicitation.” Subject to compliance with the non-solicitation provisions described in this section and notwithstanding the limitations described above, the Merger Agreement does not prevent Mercury, before obtaining the approval of the Merger by Mercury’s stockholders, from furnishing information pursuant to a customary confidentiality agreement or participating in discussions or negotiations with any person in response to an unsolicited, bona fide written takeover proposal that Mercury’s board of directors determines constitutes, or is reasonably expected to lead to, a “superior proposal,” as described in “The Merger Agreement—Certain Additional Agreements—No Solicitation.” However, Mercury or its board of directors may take such action only if:

•	Mercury’s board of directors determines that failure to take these actions would be inconsistent with its fiduciary duties under applicable law;

•	Mercury gives Real Goods Solar written notice of this determination before taking such action;

•	Any information provided has previously been provided to Real Goods Solar or is provided to Real Goods Solar at the same time it is provided to such person; and

•	Mercury provides Real Goods Solar an opportunity to amend the Merger Agreement in a manner to make the Merger a superior proposal.

Board of Directors and Management of Real Goods Solar Following the Merger (see pages 72 and 145)

The current directors of Real Goods Solar are expected to continue to serve as directors after the Merger, subject to their re-election at the Real Goods Solar 2013 annual meeting of shareholders, other than Barbara Mowry who will not be standing for reelection at the 2013 annual meeting. Additionally, in accordance with the Merger Agreement, Richard D. White, a member of Mercury’s board of directors, has been nominated to Real Goods Solar’s board of directors as a director for election at the 2013 annual meeting as described in “The Merger—Interests of Real Goods Solar’s Directors and Executive Officers in the Merger” and “Directors and Officers of Real Goods Solar Following the Merger.” Real Goods Solar’s executive officers will remain the same following the Merger as they are immediately before the Merger becomes effective.

Board of Directors and Management of Mercury Following the Merger (see page 73)

The directors and officers of Real Goods Mercury immediately before the closing of the Merger will become the directors and officers of Mercury following the Merger.

Listing of Real Goods Solar Class A Common Stock

The shares of Real Goods Solar Class A common stock to be issued to Mercury’s stockholders in the Merger will be listed on The NASDAQ Capital Market under the symbol “RSOL.” See “Risk Factors—Real Goods Solar must meet The NASDAQ Capital Market continued listing requirements or it risks delisting, which may decrease its stock price and make it harder for Real Goods Solar’s shareholders to trade its stock.”

Regulatory Matters

Real Goods Solar and Mercury believe that the Merger and the transactions contemplated by the Merger Agreement are not subject to any federal or state regulatory requirements or approvals, except for filings necessary to effectuate the Merger with the Secretary of State of the State of Delaware and to register the shares issued pursuant to the Real Goods Solar Stock Issuance under the Securities Act of 1933, as amended (the “Securities Act”).

Comparison of Shareholder Rights (see page 137)

The rights of Real Goods Solar’s shareholders are governed by Real Goods Solar’s articles of incorporation and bylaws, and the laws of the State of Colorado, and the rights of Mercury’s stockholders are governed by Mercury’s certificate of incorporation and bylaws and the laws of the State of Delaware. After the Merger, holders of Mercury preferred stock will become common shareholders of Real Goods Solar and will be governed by the laws of the State of Colorado. This joint proxy statement/prospectus contains descriptions of the material differences in shareholder rights.

Interests of Mercury’s Directors and Executive Officers in the Merger (see page 69)

Certain of Mercury’s directors and executive officers have interests in the Merger as individuals that are different from, or in addition to, the interests of Mercury’s stockholders generally:

•	Mercury has entered into retention bonus agreements with Anthony Coschigano, Jared Haines, and Andrew Zaref, members of Mercury’s management team, pursuant to which Mercury will pay to each of them $100,000 in cash upon the closing of the Merger and an aggregate amount of 260,000 shares of Real Goods Solar Class A common stock, subject to adjustments based on the market price of the shares, out of the merger consideration in four separate payments, subject to the satisfaction of certain conditions. Shares distributed to these individuals will reduce the number of shares issued to holders of Mercury preferred stock as consideration in the Merger.

•	Real Goods Solar has entered into Transition Consulting Agreements with the same three Mercury management team members pursuant to which Real Goods Solar issued options to purchase 100,000 shares of Real Goods Solar Class A common stock to each of them.

•	Real Goods Solar has offered each of the three Mercury management team members employment with Real Goods Solar after closing of the Merger with salaries substantially commensurate with their current salaries. Each individual is eligible to earn a bonus equal to 50% of his base salary if the Merger closes before December 31, 2013 and certain EBITDA and revenue targets are met. Further, upon closing of the Merger (subject to an amendment to the Incentive Plan to increase the number of shares authorized for issuance under the Incentive Plan) Real Goods Solar will issue options to purchase 200,000 shares of Real Goods Solar Class A common stock to each of them.

•	Richard D. White, a member of Mercury’s board of directors, has been nominated for election to Real Goods Solar’s board of directors at its 2013 annual meeting of shareholders.

•	Mercury’s directors and executive officers have rights to directors’ and officers’ liability insurance or indemnification that will survive completion of the Merger. For more information see “The Merger Agreement—Certain Additional Covenants—Director and Officer Insurance” and “Comparison of Shareholder Rights—Indemnification.” In addition, each of Timothy Greener, Peter Kaufmann, and Richard D. White, the three members of the special committee of Mercury’s board of directors formed to evaluate and approve the Merger and the related transactions, are record or beneficial holders of Mercury preferred stock. Each special committee member is entitled to receive a fee of $25,000 from Mercury for participating in the committee.

•	Certain of Mercury’s directors and executive officers have ownership interests in Mercury preferred and common stock.

Financial Advisors (see page 68)

Real Goods Solar received preliminary advice from Roth Capital Partners (“Roth”) and KPMG Corporate Finance LLC (“KPMG”) regarding the Merger, but has not engaged an independent financial advisor to consult on the relative advantages and disadvantages of the Merger. Real Goods Solar did not receive any report, opinion or appraisal from Roth or KPMG as Real Goods Solar’s board of directors believed that Real Goods Solar and its management had sufficient knowledge of its industry and operations to evaluate the Merger.

Given the investment banking and private equity expertise of current and former independent members of Mercury’s board of directors, as well as the Mercury board’s assessment of Mercury’s operating and financial alternatives, Mercury’s board of directors determined not to engage, and Mercury has not engaged, an independent financial advisor to deliver a fairness opinion or to consult on the relative advantages and disadvantages of the Merger, because doing so would not have been an efficient use of company funds.

Market Price Information (see pages 103 and 122)

Real Goods Solar’s common stock is currently traded on The NASDAQ Capital Market under the symbol “RSOL.” See “Risk Factors—Real Goods Solar must meet The NASDAQ Capital Market continued listing requirements or it risks delisting, which may decrease its stock price and make it harder for Real Goods Solar’s shareholders to trade its stock.” There is no trading market for shares of Mercury common stock. The following table sets forth the closing prices per share of Real Goods Solar Class A common stock on The NASDAQ Capital Market on August 8, 2013, the last full trading day before the announcement of the Merger Agreement, and November 29, 2013 the most recent practicable date before the mailing of this joint proxy statement/prospectus to Real Goods Solar’s and Mercury’s shareholders (as applicable). Such price may fluctuate before the special meetings and the consummation of the Merger, and shareholders are urged to obtain a current market quotation before making any decision with respect to the Merger. For more information about the trading prices of Real Goods Solar’s common stock, see “Information Related to Real Goods Solar—Market For Real Goods Solar’s Common Stock and Related Shareholder Matters.”

Date	Real Goods Solar Common Stock
August 8, 2013	$2.08
November 29, 2013	$2.54

Unaudited Comparative Per Share Data and Dividend Information (see page 51)

Information about the historical net income (loss) and book value per share of Real Goods Solar Class A common stock in comparison to the pro forma net income (loss) and book value per share after giving effect to the Merger as an acquisition of Mercury and the historical net income (loss) and book value per share of Mercury common stock in comparison to the pro forma net income (loss) and book value per share after giving effect to the Merger as an acquisition of Mercury is set forth under “Selected Historical Financial Information—Unaudited Comparative Per Share Data.”

Real Goods Solar has not paid dividends to date and does not anticipate paying any dividends on its Class A common stock in the foreseeable future. Mercury has never paid a cash dividend and does not anticipate paying any dividends on its common stock in the foreseeable future.

Amendment of the Real Goods Solar Incentive Plan (see pages 158)

Real Goods Solar is asking its shareholders to approve an amendment of the Incentive Plan to increase the aggregate number of shares authorized for issuance under the Incentive Plan. Real Goods Solar’s board of directors has determined that the number of remaining shares available for issuance under the Incentive Plan is insufficient to give Real Goods Solar sufficient flexibility in future compensation decisions and to fulfill the purpose of the Incentive Plan. In addition, if and when the Merger is consummated, Real Goods Solar is obligated to issue stock options under the Incentive Plan to three members of Mercury’s management team under the terms of the employment offer letter agreements Real Goods Solar entered into with them in connection with the execution of the Merger Agreement. See “The Merger—Interests of Mercury’s Directors and Executive Officers in the Merger—Retention Bonuses, Transition Consulting Agreements and Employment Offers.” Unless Real Goods Solar’s shareholders approve the amendment to the Incentive Plan, there will not be a sufficient number of shares authorized for issuance under the Incentive Plan to fulfill Real Goods Solar’s obligations under these employment offer letter agreements. Therefore, Real Goods Solar’s board of directors believes it is appropriate and advisable to increase the number of shares of Real Goods Solar Class A common stock authorized for issuance under the Incentive Plan. See “Amendment of the Incentive Plan.”

QUESTIONS AND ANSWERS ABOUT THE MERGER

The following are answers to certain questions that you may have regarding your special meeting. Real Goods Solar and Mercury urge you to read carefully the remainder of this joint proxy statement/prospectus because the information in this section may not provide all of the information that might be important to you in determining how to vote. Additional important information is also contained in the Annexes to this joint proxy statement/prospectus.

Q:	Why am I receiving these materials?

A:	For Real Goods Solar’s shareholders:

Real Goods Solar is delivering these materials to solicit proxies from Real Goods Solar’s shareholders to approve the Real Goods Solar Stock Issuance and an amendment to the Incentive Plan to increase the number of shares authorized for issuance under the Incentive Plan.

For Mercury’s stockholders:

Mercury is delivering these materials to solicit proxies from Mercury’s stockholders to approve the Merger Agreement and the Merger. Mercury is delivering this document to you as both a proxy statement and a prospectus. It is a proxy statement because Mercury’s board of directors is soliciting proxies from its stockholders, although, pursuant to the Voting Agreement, dated July 31, 2008, among Mercury’s stockholders (the “ Existing Mercury Voting Agreement ”), all Mercury stockholders have agreed to vote in favor of the Merger Agreement and the Merger if they are approved by holders of at least a majority of the outstanding Mercury preferred stock. To the extent any holder of Mercury stock does not execute a proxy in favor of approving the Merger Agreement and the Merger or attempts to vote such shares in a manner inconsistent with the Existing Mercury Voting Agreement, the proxy previously granted by such stockholder pursuant to the Existing Mercury Voting Agreement will be voted in favor of the Merger Agreement and the Merger. It is a prospectus because Real Goods Solar will exchange shares of Real Goods Solar Class A common stock for shares of Mercury preferred stock in the Merger.

Q:	What are Real Goods Solar’s shareholders being asked to vote on?

A:	Holders of Real Goods Solar Class A common stock are being asked to:

•	Approve the Real Goods Solar Stock Issuance;

•	Approve an amendment to the Incentive Plan to increase the number of shares authorized for issuance under the Incentive Plan;

•	Approve the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies in favor of approval of the Real Goods Solar Stock Issuance and the amendment to the Incentive Plan; and

•	Act upon other business that may properly come before the special meeting or any adjournment or postponement of the special meeting.

The Real Goods Solar Class A common stock is listed on The NASDAQ Capital Market. Under Rule 5635 of the NASDAQ Stock Market Rules, a company listed on The NASDAQ Capital Market is required to obtain shareholder approval before the issuance of common stock, among other things, (a) in connection with the acquisition of the stock or assets of another company if 20% or more of the common stock or voting power of the issuer outstanding before such issuance would be issued in connection with such acquisition transaction; and (b) in connection with a transaction other than a public offering involving the sale or issuance by the issuer of common stock (or securities convertible into or exercisable for common stock) equal to 20% or more of the common stock or 20% or more of the voting power outstanding before the issuance for less than the greater of book or market value of the stock.

As of the record date, there were 36,335,894 shares of Real Goods Solar Class A common stock outstanding. In connection with the Merger and pursuant to the Real Goods Solar Stock Issuance, Real Goods Solar will issue approximately 7,900,000 shares of its Class A common stock representing approximately 21.7% of the Real Goods Solar Class A common stock outstanding as of the record date, subject to adjustments based on the market price of the shares and Mercury’s working capital at closing as contemplated by the Merger Agreement.

Q:	What are Mercury’s stockholders being asked to vote on?

A:	Holders of Mercury preferred stock and common stock are being asked to:

•	Approve the Merger in accordance with the terms and conditions of the Merger Agreement;

•	Approve the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies in favor of approval of the Merger Agreement and the Merger; and

•	Act upon other business that may properly come before the special meeting or any adjournment or postponement of the special meeting.

Q:	Why is my vote important?

A:	If you do not return your proxy card by mail or submit your proxy by telephone or over the Internet or vote in person at your special meeting, it may be difficult for Real Goods Solar and Mercury to obtain the necessary quorum to hold their respective special meetings or for Real Goods Solar to receive the number of votes necessary to approve the Real Goods Solar Stock Issuance and the amendment to the Incentive Plan or for Mercury to receive the number of votes of the Mercury preferred and common stock necessary to approve the Merger Agreement and the Merger.

No matter how many or few shares you own you are encouraged to vote and have your voice heard.

Q:	When and where are the special meetings?

A:	The Real Goods Solar special meeting will take place on January 14, 2014 at 10:00 a.m., Mountain Time, at the offices of Real Goods Solar, 833 West South Boulder Road, Louisville, Colorado 80027.

The Mercury special meeting will take place on January 6, 2014 at noon, Eastern Time, at the offices of Mercury, 36 Midland Avenue, Port Chester, NY 10573.

Additional information relating to the Real Goods Solar and Mercury special meetings is set forth under “The Special Meeting.”

Q:	What vote is required to approve the Real Goods Solar Stock Issuance, the amendment to the Incentive Plan, the Merger Agreement, the Merger and related matters?

A:	For Real Goods Solar, the vote requires the following:

•	The presence, in person or by proxy, of the holders of a majority of the outstanding votes eligible to be cast by Real Goods Solar Class A common stock is necessary to constitute a quorum at the Real Goods Solar special meeting.

•	Once a quorum is present, the affirmative vote of a majority of the votes cast by the holders of the Real Goods Solar Class A common stock is required to approve the Real Goods Solar Stock Issuance and the amendment to the Incentive Plan. Abstentions and broker non-votes will not be treated as votes cast and thus will have no effect on the outcome of this proposal. If the Real Goods Solar Stock Issuance is not approved, Real Goods Solar will not be able to effect the Merger under the terms set forth in the Merger Agreement.

•	Any adjournment of the Real Goods Solar special meeting requires the affirmative vote of a majority of the votes represented by the holders of Real Goods Solar Class A common stock at the special meeting, whether or not a quorum exists. Abstentions and broker non-votes will not be treated as votes represented and thus will have no effect on the outcome of this proposal.

As of the record date, directors and executive officers of Real Goods Solar and their affiliates beneficially owned or had the right to vote 8,395,089 shares of Real Goods Solar Class A common stock, representing approximately 22.8% of the shares issued and outstanding and entitled to vote. While there are no voting agreements or arrangements with any directors, officers or other shareholders of Real Goods Solar relating to the Merger of which Real Goods Solar is aware, to Real Goods Solar’s knowledge, all the directors and executive officers of Real Goods Solar and their affiliates intend to vote their Real Goods Solar Class A common stock in favor of the proposal to approve the Real Goods Solar Stock Issuance and the amendment to the Incentive Plan.

For Mercury, the vote requires the following:

•	The presence, in person or by proxy, of the holders of a majority of the outstanding votes eligible to be cast by holders of Mercury common stock and preferred stock is necessary to constitute a quorum at the Mercury special meeting.

•	Once a quorum is present, the affirmative vote of the holders of at least (a) 67% of the outstanding shares of Mercury preferred stock voting as a single class and (b) a majority of the outstanding shares of Mercury preferred stock (voting on an as-converted basis) and common stock, voting together as a single class, will be required to approve the Merger and to adopt and approve the Merger Agreement.

•	Each holder of Mercury preferred and common stock has signed the Existing Mercury Voting Agreement. The Existing Mercury Voting Agreement provides that:

•	each holder of Mercury preferred and common stock has previously agreed to vote in favor of any merger transaction that is approved by the holders of at least a majority of Mercury’s outstanding preferred stock; and

•	each holder of Mercury preferred and common stock has previously granted a proxy to vote in favor of any such merger transaction if such stockholder fails to vote in favor of such merger transaction and it is approved by the holders of at least a majority of Mercury’s outstanding preferred stock; and

•	each Mercury preferred and common stockholder has agreed to refrain from exercising dissenters’ rights with respect any merger transaction that is approved by the holders of at least a majority of Mercury’s outstanding preferred stock.

•	Because of the required preferred class vote and the“drag-along ” obligations of the Mercury stockholders described above, Mercury will hold a class vote of the Mercury preferred stockholders at the Mercury special meeting. If holders of at least a majority of the outstanding shares of Mercury preferred stock vote in favor of approving the Merger and the Merger Agreement, then the proxies granted pursuant to the Existing Mercury Voting Agreement will be voted in favor of approving the Merger and the Merger Agreement and no contrary proxies received by Mercury in connection with its solicitation of proxies for the Mercury special meeting will be recognized. If holders of less than a majority of the outstanding shares of Mercury preferred stock vote in favor of approving the Merger and the Merger Agreement, then the preferred class vote requirement under Mercury’s certificate of incorporation will not have been satisfied and the proposal to approve the Merger and the Merger Agreement will have been rejected by the Mercury stockholders.

•	Any adjournment of the Mercury special meeting requires the affirmative vote of a majority of the votes represented at the Mercury special meeting, whether or not a quorum exists. Abstentions will not be treated as votes cast and thus will have no effect on the outcome of this proposal.

As of the record date, directors and executive officers of Mercury and their affiliates beneficially owned or had the right to vote 17,590,573 shares of Mercury common stock, representing approximately 77.9% of the issued and outstanding Mercury common stock entitled to vote at the Mercury special meeting, and 450,000 shares of Mercury preferred stock, representing approximately 2.9% of the issued and outstanding Mercury preferred stock entitled to vote at the Mercury special meeting.

In connection with entering into the Merger Agreement, Real Goods Solar entered into the Pre-Voting Agreement with Mercury and three members of Mercury’s board of directors who hold approximately 2.9% of the Mercury preferred stock and approximately 1.2% of the voting power of Mercury’s capital stock (each of whom are referred to herein as a supporting shareholder) under which the supporting shareholders agreed to vote their shares of Mercury’s capital stock in favor of adoption of the Merger Agreement and the transactions contemplated thereby and against certain actions or competing proposals that could breach or interfere with the Merger Agreement. See “Material Contracts Between Real Goods Solar and Mercury—Mercury Stockholder Voting Agreements .”

Q:	What do I need to do now?

A:	Real Goods Solar Shareholders:

After carefully reading and considering the information contained in this joint proxy statement/prospectus, please vote promptly by calling the toll-free number listed on your proxy card, accessing the Internet website listed on your proxy card or by completing, signing and dating your proxy card and returning it by mail in the enclosed postage-paid envelope. If you hold your stock in “street name” through a bank or broker, you must direct your bank or broker to vote in accordance with the instructions you have received from your bank or broker. Submitting your proxy by telephone, Internet or mail or directing your bank or broker to vote your shares will ensure that your shares are represented and voted at the Real Goods Solar special meeting. For information on how to vote your shares in person at the Real Goods Solar special meeting, see “Can I attend the special meeting and vote my shares in person? ” below .

Real Goods Solar’s shareholders will not need to take any action regarding their stock certificates.

Mercury Stockholders:

After carefully reading and considering the information contained in this joint proxy statement/prospectus, please vote promptly by completing, signing and dating your proxy card and returning it by mail in the enclosed postage-paid envelope, by e-mail to azaref@mercurysolarsystems.com or by facsimile to (914) 462-3349. Submitting your proxy by mail, e-mail or facsimile will ensure that your shares are represented and voted at the Mercury special meeting. For information on how to vote your shares in person at the Mercury special meeting, see “Can I attend the special meeting and vote my shares in person? ” below .

Mercury’s stockholders should not send in their stock certificates at this time. If the Merger is approved, holders of Mercury preferred stock will receive instructions as to what to do with their stock certificates.

Q:	How will my proxy be voted?

A:	Real Goods Solar Shareholders:

If you vote by telephone, over the Internet, or by completing, signing, dating and returning your signed proxy card, your proxy will be voted in accordance with your instructions. The proxy confers discretionary authority to the named proxies. Accordingly, if you complete, sign, date and return your proxy card and do not indicate how you want to vote, your shares will be voted “FOR ” the approval of the Real Goods Solar Stock Issuance, “FOR ” the approval of the amendment to the Incentive Plan and, if necessary or appropriate, “FOR ” the adjournment of the special meeting to solicit additional proxies.

Mercury Stockholders:

Except as described below, if you vote by completing, signing, dating and returning your signed proxy card by mail, facsimile or e-mail, your proxy will be voted in accordance with your instructions. The proxy confers discretionary authority to the named proxies. Accordingly, if you complete, sign, date and return your proxy card and do not indicate how you want to vote, your shares will be “FOR ” the approval of the Merger Agreement and the Merger, and, if necessary or appropriate, “FOR ” the adjournment of the special meeting to solicit additional proxies. If holders of at least a majority of the outstanding shares of Mercury preferred stock vote “FOR ” approving the Merger and the Merger Agreement, then proxies previously granted by holders of Mercury preferred and common stock pursuant to the Existing Mercury Voting Agreement will be voted in favor of approving the Merger and the Merger Agreement and no contrary proxies received by Mercury in connection with its proxy solicitation pursuant to this proxy statement/prospectus will be recognized.

Q:	If I am a Real Goods Solar shareholder and my bank or broker holds my shares in “street name,” will my bank or broker automatically vote my shares for me?

A:	No. If you do not provide your bank or broker with instructions on how to vote your “street name” shares, your bank or broker will not be permitted to vote them on your behalf. You should therefore be sure to provide your bank or broker with instructions on how to vote your shares, following the directions your bank or broker provides to you. Please check the voting form used by your bank or broker to see if the bank or broker offers telephone or Internet voting. All shareholders are urged to have their voices heard on this important matter—please vote your shares today.

Q:	Can I attend the special meeting and vote my shares in person?

A:	Yes. All holders of Real Goods Solar Class A common stock, including shareholders of record and shareholders who hold their shares through banks, brokers, custodians or any other record holder, are invited to attend the Real Goods Solar special meeting. Holders of record of Real Goods Solar Class A common stock as of the record date can vote in person at the Real Goods Solar special meeting. If you are not a shareholder of record, you must obtain a valid proxy, executed in your favor, from the record holder of your shares, such as a bank, broker, custodian or other record holder, to be able to vote in person at the Real Goods Solar special meeting.

All holders of Mercury preferred stock and common stock are invited to attend the Mercury special meeting. Holders of record of Mercury capital stock as of the record date can vote in person at the Mercury special meeting. If you are not a stockholder of record, you must obtain a valid proxy, executed in your favor, from the record holder of your shares to be able to vote in person at the Mercury special meeting.

If you plan to attend either the Real Goods Solar or Mercury special meeting (as applicable), you must hold your shares in your own name, have a letter or recent brokerage statement from the record holder of your shares confirming your ownership or have a valid proxy authorizing you to vote shares at the meeting, and you must bring a form of personal photo identification with you in order to be admitted. Real Goods Solar and Mercury reserve the right to refuse admittance to anyone without proper proof of share ownership, proper authorization to vote shares, or proper photo identification.

Q:	What does it mean if I receive more than one set of materials?

A:

This means you own shares of both Real Goods Solar and Mercury or you own shares of Real Goods Solar or Mercury that are registered under different names. For example, you may own some shares directly as a shareholder of record and other shares through a bank, broker, custodian or other record holder, or you may own shares through more than one such record holder. In these situations, you will receive multiple sets of proxy materials. You must complete, sign, date and return all of the proxy cards or follow the instructions for any alternative voting procedures on each of the proxy cards you receive in order to vote all of the shares you own. Each proxy card you receive will come with its own postage-paid return envelope. If you vote by mail be sure to return each proxy card in the return envelope that accompanied that proxy card.

Q:	What can I do if I want to change or revoke my vote?

A:	Regardless of the method you used to cast your vote:

•	If you are a holder of record of Real Goods Solar Class A common stock, you may change your vote by completing, signing, dating and returning a new proxy card with a later date, by calling the toll-free number listed on the proxy card or by accessing the Internet website listed on the proxy card by 11:59 p.m. Eastern Time on January 13, 2014 or by attending the Real Goods Solar special meeting and voting by ballot.

•	Except as provided below , if you are a holder of record of Mercury preferred or common stock, you may change your vote by completing, signing, dating and returning a new proxy card with a later date, by e-mail or facsimile to the address or number listed on the proxy card by 5:00 p.m. Eastern Time on January 3, 2014 or by attending the Mercury special meeting and voting by ballot. If holders of at least a majority of the outstanding shares of Mercury preferred stock vote “FOR ” approving the Merger and the Merger Agreement, then your proxies previously granted pursuant to the Existing Mercury Voting Agreement among Mercury stockholders will be voted “FOR ” approval of the Merger and the Merger Agreement, and no contrary proxies or votes received by Mercury in connection with its proxy solicitation pursuant to this proxy statement/prospectus will be recognized.

•	You may also revoke your proxy card by sending a notice of revocation, which must be received before your special meeting, to the designated representative of the appropriate company at the address provided under “Important Note ” at the beginning of this joint proxy statement/prospectus, provided that proxies granted by Mercury stockholders pursuant to the Existing Mercury Voting Agreement among Mercury stockholders may not be revoked in the event that holders of at least a majority of the outstanding shares of Mercury preferred stock vote “FOR ” approving the Merger and the Merger Agreement.

•	If you are a Real Goods Solar shareholder who holds your shares in “street name,” and wish to change or revoke your vote, please refer to the information on the voting instruction form included with these materials and forwarded to you by your bank, broker, custodian or other record holder to see your voting options.

Q:	Are shareholders entitled to dissenters’ rights?

A:	For Real Goods Solar:

Real Goods Solar’s shareholders do not have appraisal or dissenters’ rights under Colorado law in connection with the Merger, the Real Goods Solar Stock Issuance or the amendment to the Incentive Plan.

For Mercury:

Mercury’s stockholders have the right under applicable Delaware law to dissent from the Merger and obtain cash payment for the “fair value” of their shares pursuant to Section 262 of the General Corporation Law of the State of Delaware (“DGCL ”). However, by signing the Existing Mercury Voting Agreement, each holder of Mercury preferred and common stock has agreed to refrain from exercising dissenters’ rights with respect to any merger transaction that is approved by the holders of at least a majority of the Mercury preferred stock. You should read “The Merger—Dissenters’ or Appraisal Rights” and “The Merger Agreement—Dissenting Shareholders ” for a more complete discussion of the dissenters’ and appraisal rights pursuant to the Merger.

Q:	Whom should I call if I have questions about the special meeting or the Merger?

A:	Real Goods Solar’s shareholders should call Anthony DiPaolo at 303-222-8400.

Mercury’s stockholders should call Andrew Zaref at 914-600-6534.

RISK FACTORS

In determining whether to vote for approval of the Real Goods Solar Stock Issuance, the amendment to the Incentive Plan, the Merger Agreement and the Merger (as applicable), you should consider carefully the matters described below and the other information included in this joint proxy statement/prospectus. Additional risks and uncertainties that Real Goods Solar or Mercury do not presently know or that they currently deem immaterial may also have a material adverse effect on Real Goods Solar’s business or the business of the combined company.

Risk Factors Related to the Merger

There is no assurance when, or even if, the Merger will be completed. Failure to obtain required approvals necessary to satisfy closing conditions may delay or prevent completion of the Merger.

Completion of the Merger is subject to the satisfaction or waiver of a number of conditions, including the requisite approval of the Real Goods Solar Stock Issuance by Real Goods Solar’s shareholders and approval of the Merger and the Merger Agreement by Mercury’s stockholders. There can be no assurance that Real Goods Solar or Mercury will be able to satisfy the closing conditions or that closing conditions beyond their control, in each case as set forth in the Merger Agreement, will be satisfied or waived.

Failure to complete the Merger or delays in completing the Merger could negatively affect Real Goods Solar’s stock price and future business and operations.

If the Merger is not completed for any reason, Real Goods Solar may be subject to a number of risks, including the following:

•	the current market price of Real Goods Solar Class A common stock may reflect a market assumption that the Merger will occur and a failure to complete the Merger could result in a negative perception by the stock market of Real Goods Solar and a resulting decline in the market price of Real Goods Solar Class A common stock;

•	Real Goods Solar may not realize the benefits expected from the Merger, including a potentially enhanced financial and competitive position;

•	certain costs relating to the Merger, including financing, legal and accounting fees and expenses, must be paid even if the Merger is not completed, and substantial termination fees may be payable if the Merger Agreement is terminated under specified circumstances; and

•	there may be substantial disruption to Real Goods Solar’s business and distraction of Real Goods Solar’s management and employees from day-to-day operations because matters related to the Merger (including integration planning) may require substantial commitments of time and resources, which could otherwise have been devoted to other opportunities that could have been beneficial to Real Goods Solar, as applicable.

Delays in completing the Merger could exacerbate uncertainties concerning the effect of the Merger, which may have an adverse effect on the business following the Merger and could defer or detract from the realization of the benefits expected to result from the Merger.

The benefits of integrating the companies may not be realized.

To be successful after the Merger, Real Goods Solar and Mercury will need to combine and integrate the operations of Real Goods Solar and Mercury into one company. Integration will require substantial management attention and could detract attention from the day-to-day business of the combined company. Real Goods Solar could encounter difficulties in the integration process, such as the need to revisit assumptions about reserves, future production, revenues, capital expenditures and operating costs, including synergies, the loss of key employees or commercial relationships or the need to address unanticipated liabilities. If Real Goods Solar and Mercury cannot integrate the Real Goods Solar and Mercury businesses successfully, they may fail to realize the expected benefits of the Merger.

Real Goods Solar and Mercury will incur significant transaction costs in connection with the Merger.

Real Goods Solar and Mercury have incurred and will incur costs to complete the Merger of the two companies. Transaction costs incurred and to be incurred by Mercury are estimated to be $950,000. Transaction costs estimated to be incurred by Real Goods Solar are estimated to be $850,000, of which $184,000 have been incurred to date. The amount of transaction costs expected to be incurred by Real Goods Solar and Mercury are preliminary estimates and are subject to change. Although Real Goods Solar believes that the elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the businesses, will offset incremental integration costs over time, this net benefit may not be achieved in the near term, or at all.

Real Goods Solar and Mercury will be subject to business uncertainties and contractual restrictions while the Merger is pending that could adversely affect their businesses.

Uncertainty about the effect of the Merger on employees and customers may have an adverse effect on Real Goods Solar and Mercury and, consequently, on the combined company. Although Real Goods Solar and Mercury intend to take actions to reduce any adverse effects, these uncertainties may impair their ability to attract, retain and motivate key personnel until the Merger is completed and for a period of time thereafter, and could cause customers, suppliers and others that deal with Real Goods Solar and Mercury to seek to change existing business relationships with the two companies. Employee retention may be particularly challenging during the pendency of the Merger, as employees may experience uncertainty about their future roles with the combined company. If, despite Real Goods Solar’s and Mercury’s retention efforts, key employees depart because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with the combined company, the combined company’s business could be seriously harmed.

The Merger Agreement restricts Mercury, without Real Goods Solar’s consent, from making acquisitions and taking other specified actions until the Merger occurs or the Merger Agreement terminates. These restrictions may prevent Mercury from pursuing otherwise attractive business opportunities and making other changes to its business that may arise before completion of the Merger or, if the Merger is abandoned, after termination of the Merger Agreement.

Ownership by Real Goods Solar’s current shareholders will be diluted by the Merger and the Real Goods Solar Stock Issuance.

The Merger and the Real Goods Solar Stock Issuance will dilute the ownership position of the current Real Goods Solar’s shareholders. Under the terms of the Merger Agreement, approximately 7,900,000 shares of Real Goods Solar Class A common stock will be issued to Mercury’s stockholders as consideration for the Merger, subject to adjustments based on the market price of the shares and the amount of Mercury’s working capital at closing. The number of shares of Real Goods Solar Class A common stock issued and outstanding upon the Real Goods Solar Stock Issuance and the consummation of the Merger will be approximately 43,447,036, which will result in a dilution of the ownership position of Real Goods Solar’s current shareholders of approximately 16.4%.

Real Goods Solar and Mercury’s stockholders will have reduced ownership and voting interests in the combined company and will be able to exercise less influence over management following the Merger.

Immediately after the Merger, based on the number of shares of Real Goods Solar Class A common stock and Mercury preferred stock outstanding on November 20, 2013, pre-Merger Real Goods Solar’s shareholders will collectively own approximately 83.6% of the outstanding shares of Real Goods Solar Class A common stock and former holders of Mercury preferred stock will collectively own approximately 16.4% of the outstanding shares of Real Goods Solar Class A common stock, subject to working capital and market price adjustments and a portion of the shares of Real Goods Solar Class A common stock otherwise issuable to the former holders of Mercury preferred stock being placed in escrow to (a) refund merger consideration to Real Goods Solar in case the post-closing determination of Mercury’s working capital is lower than the estimated working capital at closing, (b) fund payment of indemnification claims made by Real Goods Solar or certain other indemnified parties, and (c) fund payment of retention bonuses under the retention bonus agreements entered into by Mercury and three members of Mercury’s management team. Consequently, shareholders of Real Goods Solar and Mercury will be able to exercise less influence over the management and policies of Real Goods Solar than they currently exercise over the management and policies of their respective companies.

All shares of Mercury common stock and options, warrants and other derivative securities exercisable or convertible into shares of Mercury common stock will be cancelled and extinguished immediately before consummation of the Merger and it is anticipated that holders thereof will not receive any merger consideration.

Pursuant to the terms of the Mercury Certificate of Incorporation filed on July 13, 2008, upon a sale or merger of Mercury, the Mercury preferred stockholders are entitled to a liquidation preference of approximately $31.2 million (as of November 20, 2013) before the Mercury common stockholders will be entitled to receive any consideration from such sale or merger transaction. Based on an Average Closing Price of $3.59, which is the Average Closing Price that would have been applicable had the effective time of the Merger occurred on November 20, 2013, the number of shares of Real Goods Solar Class A common stock issuable as merger consideration would be 7,111,142. Based on this number of shares issuable as merger consideration, the closing price per share of Real Goods Solar Class A common stock on the effective date of the Merger would need to exceed $4.76 for the aggregate value for the merger consideration (net of the aggregate amount of retention bonuses payable to three members of Mercury’s management pursuant to the Merger Agreement) to exceed $31.2 million. As a result, the Mercury common stockholders are not anticipated to receive any merger consideration in connection with the Merger and all shares of Mercury common stock will be canceled and of no further value upon the consummation of the Merger. Further, all outstanding options and warrants to acquire Mercury capital stock will be cancelled and extinguished immediately before the closing of the Merger and the holders thereof are not anticipated to receive any merger consideration.

The market price of Real Goods Solar Class A common stock may decrease as a result of the Real Goods Solar Stock Issuance and the Merger.

Changes in the market price of the Class A common stock may result from a variety of factors (many of which are beyond Real Goods Solar’s control). The trading price of the shares of Class A common stock may vary because of factors such as:

•	changes in the business, operating results or prospects of Real Goods Solar, Mercury or the combined company;

•	anticipated variations in quarterly results of operations of the combined company;

•	sales of Real Goods Solar Class A common stock;

•	additions or departures of key personnel;

•	announcements of significant acquisitions, strategic partnerships, joint ventures or capital commitments by Real Goods Solar, Mercury or the combined company;

•	changes in market valuations of companies similar to Real Goods Solar or Mercury;

•	the prospects of post-Merger operations;

•	regulatory considerations;

•	general market and economic conditions;

•	dilution of stock ownership resulting from the issuance of shares of Real Goods Solar Class A common stock, including the Real Goods Solar Stock Issuance; and

•	the other risks set forth in this joint proxy statement/prospectus.

Mercury’s directors and executive officers may have interests in the Merger that are different from, and in addition to, the interests of Mercury’s stockholders generally.

Mercury’s directors and executive officers may have interests in the Merger that are different from, or are in addition to, those of Mercury’s stockholders generally, which could create conflicts of interest in their determinations to recommend the Merger. You should consider these interests in voting on the Merger. These different interests are described under “The Merger—Interests of Mercury’s Directors and Executive Officers in the Merger.”

The value of the shares of Real Goods Solar Class A common stock that holders of Mercury preferred stock will receive upon completion of the Merger may be less than the value of the Real Goods Solar Class A shares as of the date of the Merger Agreement.

The value of Real Goods Solar Class A common stock and Mercury preferred stock and common stock as of the Merger Agreement date may not be indicative of the price of Real Goods Solar Class A common stock after the Merger is completed. The relative values of the shares of the two companies may vary significantly between the date of this joint proxy statement/prospectus, the date on which the issuance of the Real Goods Solar Class A common stock to the holders of Mercury preferred stock in connection with the Merger is approved by Real Goods Solar’s shareholders, the date on which the Mercury Merger proposal is approved by Mercury’s stockholders, and the date of the completion of the Merger. These variations may result from, among other factors, changes in the businesses, operations, results and prospects of the companies, market expectations of the likelihood that the Merger will be completed and the timing of completion, the prospects of post-Merger operations, the effect of any conditions or restrictions imposed on or proposed with respect to the combined company by regulatory agencies and authorities, general market and economic conditions and other factors.

The number of shares of Real Goods Solar Class A common stock issuable as merger consideration is subject to adjustments based on the market price of the Real Goods Solar Class A common stock and the amount of Mercury’s working capital at closing, which may result in an increase or decrease in the number of shares received by holders of Mercury preferred stock.

The number of shares of Real Goods Class A common stock issuable as merger consideration is subject to a market price adjustment that may result in an increase or decrease in the number of shares received by holders of Mercury’s preferred stock. The number of shares will be increased if the Average Closing Price at the effective time of the Merger is less than $2.56, and decreased if the Average Closing Price at the effective time of the Merger is greater than $3.00, as described under “The Merger Agreement—Consideration to Be Received in the Merger.” Stock price changes triggering the market price adjustment may result from a variety of factors that are beyond the control of Real Goods Solar and Mercury, including, but not limited to, general market and economic conditions, changes in their respective businesses, operations and prospects and regulatory considerations. See “Risk Factors—Risk Factors Related to Real Goods Solar’s Securities—The market price of Real Goods Solar Class A common stock may be volatile, which could result in substantial losses for investors.”

The merger consideration is also subject to a working capital adjustment that may result in an increase or decrease in the number of shares of Real Goods Solar Class A common stock issuable as merger consideration received by holders of Mercury preferred stock. If the amount of Mercury’s working capital at the effective time of the Merger is higher or lower than a working capital target of approximately $9.3 million (subject to reduction if the Merger is not consummated before December 31, 2013), the number of shares will be increased or decreased, as the case may be, as described under “The Merger Agreement—Consideration to Be Received in the Merger.”

Therefore, at the time of each of the special meetings, Real Goods Solar’s shareholders and Mercury’s stockholders will not know the precise number of shares Mercury’s stockholders will receive at the effective time of the Merger, if it is consummated. The number of shares of Real Goods Solar Class A common stock issuable as merger consideration may change substantially from the date of this joint prospectus/proxy statement, through the date of the respective special meeting and to the effective time of the Merger. An increase in the number of shares of Real Goods Solar Class A common stock issuable as merger consideration will lead to greater dilution of Real Goods Solar’s existing shareholders. A decrease in the number of shares will mean that holders of Mercury preferred stock will hold a smaller percentage of the combined company after consummation of the Merger.

Without re-soliciting shareholder approval for the Merger, the parties may move forward with the closing of the Merger even if the Average Closing Price at the closing is less than $2.15 and such occurrence may reduce the value of the shares issuable as merger consideration to holders of Mercury’s preferred stock, or lead to greater dilution of Real Goods Solar’s existing shareholders.

Pursuant to the terms of the Merger Agreement, Real Goods Solar is entitled to terminate the Merger Agreement at any time after Real Goods Solar and Mercury have obtained the requisite shareholder approvals for the Merger and the other transactions contemplated by the Merger Agreement if the Average Closing Price is below $2.15, provided that within 5 days of delivery of the related termination notice, Mercury may provide notice to Real Goods Solar of its desire to move forward with the closing of the Merger, in which case, the definition of “Average Closing Price” will be $2.15. If Mercury elects to proceed with the closing of the Merger under this circumstance, the value of the merger consideration received by holders of Mercury preferred stock will be less than based on the actual Average Closing Price.

In addition, as is the case with any right under the Merger Agreement, Real Goods Solar may waive the termination right described above and consummate the Merger at an Average Closing Price less than $2.15 if Real Goods Solar’s board of directors determines that it is in the best interests of Real Goods Solar and its shareholders to do so. Doing so would lead to an increase in the number of shares issuable as merger consideration paid to holders of Mercury preferred stock, causing greater dilution of Real Goods Solar’s existing shareholders.

Real Goods Solar’s exercise or waiver of the termination right described above and Mercury’s exercise of its right to close the Merger even if Real Goods Solar terminates the Merger Agreement as described above are in the discretion of their respective boards of directors and are not subject to approval or ratification by the shareholders of either company.

If Real Goods Solar takes or fails to take actions following the effective time of the Merger which results in the Merger not qualifying as a tax-free reorganization, a U.S. holder of Mercury preferred stock would recognize gain or loss, as applicable, as a result of the Merger.

The U.S. federal income tax consequences of the Merger to a U.S. holder of Mercury preferred stock will depend on whether the Merger qualifies as a tax-free reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended. The Merger Agreement provides that Real Goods Solar and Mercury intend that the Merger will qualify as a tax-free reorganization. However, treatment as a tax-free reorganization is not a condition of the Merger under the Merger Agreement. In addition, the Merger Agreement provides that:

•	it is the present intention of Real Goods Solar to continue at least one significant historic business line of Mercury, or to use a significant portion of Mercury’s historic business assets in a business, as is required by the Treasury Regulations promulgated under section 368 of the Internal Revenue Code (the “Continuity of Business Requirement”),

•	Real Goods Solar and Mercury will use their commercially reasonable efforts to cause the Merger to qualify as a tax-free reorganization, and

•	Real Goods Solar and Mercury will use their commercially reasonable efforts not to take or cause to be taken any action (or refrain from or cause not to be taken any action) which would cause the Merger to fail to qualify as a tax-free reorganization.

The failure to meet the requirements of a tax-free reorganization that relate to actions that can or do take place following the effective time of the Merger, such as, for example, the Continuity of Business Requirement, may cause the Merger to fail to qualify as a tax-free reorganization. Neither party to the Merger has unconditionally committed:

•	to refrain from taking actions following the effective time of the Merger which are inconsistent with qualification of the Merger as a tax-free reorganization, or

•	to take all necessary actions following the effective time of the Merger which are required of a tax-free reorganization.

Accordingly, it is possible that Real Goods Solar could take or fail to take actions (or Real Goods Solar could cause Mercury to take or fail to take actions) following the effective time of the Merger, including failing to satisfy the Continuity of Business Requirement, that could result in the Merger not qualifying as a tax-free reorganization. If Real Goods Solar takes or fails to take actions (or if Real Goods Solar causes Mercury to take or fail to take actions) following the effective time of the Merger which results in the Merger not qualifying as a tax-free reorganization, a U.S. holder of Mercury preferred stock would recognize gain or loss, as applicable, equal to the difference between (a) the sum of the fair market value of the Real Goods Solar Class A common stock and cash in lieu of fractional shares of Real Goods Solar Class A common stock received by the U.S. holder in the Merger; and (b) the U.S. holder’s adjusted tax basis in its Mercury preferred stock.

Neither Real Goods Solar nor Mercury obtained an opinion, report or appraisal from a financial advisor regarding the financial merits of the Merger or the fairness, from a financial point of view, of the Merger to their respective shareholders.

Neither Real Goods Solar nor Mercury obtained an opinion, report or appraisal from a financial advisor regarding the financial merits of the Merger or the fairness, from a financial point of view, of the Merger to their respective shareholders. See “The Merger—Real Goods Solar’s Financial Advisor” and “The Merger—Mercury’s Financial Advisor.”

If Real Goods Solar fails to implement an effective system of internal controls with respect to Mercury after the Merger, it may not be able to accurately report its financial results or prevent fraud and, as a result, its business could be harmed and current and potential shareholders could lose confidence in Real Goods Solar, which could cause Real Goods Solar’s value to fall.

If Real Goods Solar is not able to establish and maintain effective internal controls with respect to Mercury in a timely manner following the Merger or with adequate compliance, it may not be able to accurately report the financial results of the combined company or prevent fraud and might be subject to sanctions or investigation by, among others, The NASDAQ Capital Market. Any such action could harm its business or investors’ confidence in Real Goods Solar, and could cause its stock price to fall.

Risk Factors Related to the Busin ess and Industry of Real Goods Solar and the Combined Company

Real Goods Solar is currently, and upon consummation of the Merger, Real Goods Solar and the combined company will continue to be, subject to the risks described below.

The reduction, elimination or expiration of government subsidies and economic incentives for solar energy systems could reduce the demand for Real Goods Solar’s products.

U.S. federal, state and local government bodies and utilities provide incentives to end users, distributors, system integrators and manufacturers of solar energy systems to promote solar electricity in the form of rebates, tax credits and other financial incentives such as system performance payments and payments for renewable energy credits associated with renewable energy generation. These incentives enable Real Goods Solar to lower the price it charges customers for solar energy systems. However, these incentives may expire on a particular date, end when the allocated funding is exhausted, or be reduced or terminated as solar energy adoption rates increase.

These reductions or terminations often occur without warning. The federal government currently offers a 30% investment tax credit under Section 48(a)(3) of the Internal Revenue Code, or the Federal ITC, for the installation of certain solar power facilities until December 31, 2016. This credit is due to adjust to 10% in 2017. In addition, applicable authorities may adjust or decrease incentives from time to time or include provisions for minimum domestic content requirements or other requirements to qualify for these incentives. The reduction, elimination or expiration of such incentives or delays or interruptions in the implementation of favorable federal or state laws could substantially increase the cost of Real Goods Solar’s systems to its customers, resulting in a significant reduction in demand for its solar energy systems, which would negatively impact its business.

Real Goods Solar prepares and submits paperwork on behalf of customers to obtain applicable incentive payments and reimbursement and the failure to successfully do so may decrease Real Goods Solar’s revenue and profitability.

Real Goods Solar, in some instances, prepares and submits the necessary paperwork on behalf of its customers to obtain applicable incentive payments and reimbursements. The processing of such paperwork is generally subject to rigid and formal compliance procedures. In addition, such processing may be time consuming and add significant cost and administrative burden. Real Goods Solar may price its products assuming that it will be successful in obtaining available incentive payments and reimbursements. The can be no assurance that Real Goods Solar will be able to process necessary paperwork in a timely manner and successfully obtain all incentive payments and reimbursements available to itself or to its customers. If Real Goods Solar is unsuccessful in doing so, Real Goods Solar’s revenue and sales margin will be negatively impacted.

Adverse general economic conditions could have a material impact on Real Goods Solar’s business.

Adverse overall economic conditions that impact consumer spending could impact Real Goods Solar’s results of operations. Future economic conditions affecting disposable income such as employment levels, consumer confidence, credit availability, spending on housing, business conditions, stock market volatility, weather conditions, acts of terrorism, threats of war, and interest and tax rates could reduce consumer spending or cause consumers to shift their spending away from Real Goods Solar’s products. While many economic indicators have improved recently, activity in many areas of the general U.S. economy remain sluggish. If the economic conditions continue to be adverse or worsen, Real Goods Solar may experience material adverse impacts on its business, operating results and financial condition. Such impacts may increase Real Goods Solar’s cost of funding and limited its access to some of its traditional sources of liquidity, including both secured and unsecured borrowings. Increases in funding costs and limitations on its access to liquidity could have a negative impact on Real Goods Solar’s earnings and its ability to drive its growth strategies. In addition, the deteriorating general economic conditions in the United States have caused a drop in consumer spending in general, and discretionary spending in particular. These dynamics may also adversely impact the solar sector.

Real Goods Solar’s business prospects could be harmed if solar energy is not widely adopted or sufficient demand for solar energy systems does not develop or takes longer to develop than we anticipate.

The solar energy market is at a relatively early stage of development. The extent to which solar energy will be widely adopted and the extent to which demand for solar energy systems will increase are uncertain. If solar energy does not achieve widespread adoption or demand for solar energy systems fails to develop sufficiently, Real Goods Solar may be unable to grow its business at the rate it desires. In addition, demand for solar energy systems in Real Goods Solar’s targeted markets may not develop or may develop to a lesser extent or more slowly than Real Goods Solar anticipates. Many factors may affect the demand for solar energy systems, including the following:

•	availability of government and utility company subsidies and incentives to support the development of the solar energy industry;

•	fluctuations in economic and market conditions that affect the viability and cost of conventional and non-solar renewable energy sources, such as changes in the price of oil and other fossil fuels;

•	cost-effectiveness (including the cost of solar panels), performance and reliability of solar energy systems compared with conventional and other non-solar renewable energy sources and products;

•	success of other renewable energy generation technologies, such as hydroelectric, wind, geothermal, solar thermal, concentrated solar and biomass;

•	availability of financing with economically attractive terms;

•	fluctuations in expenditures by purchasers of solar energy systems, which tend to decrease in slower economic environments and periods of rising interest rates and tighter credit; and

•	deregulation of the electric power industry and the broader energy industry.

A drop in the retail price of conventional energy or non-solar renewable energy sources may negatively impact Real Goods Solar’s business.

The demand for Real Goods Solar’s solar energy systems depends in part on the price of conventional energy, which affects return on investment resulting from the purchase of solar energy systems. Fluctuations in economic and market conditions that impact the prices of conventional and non-solar renewable energy sources could cause the demand for solar energy systems to decline, which would have a negative impact on Real Goods Solar’s business. Existing regulations, and changes to such regulations, may present technical, regulatory and economic barriers to the installation of solar energy systems, which may significantly reduce demand for Real Goods Solar’s solar energy systems.

The installation of solar energy systems is subject to oversight and regulation under local ordinances; building, zoning and fire codes; environmental protection regulation; utility interconnection requirements for metering; and other rules and regulations. Real Goods Solar attempts to keep up-to-date about these requirements on a national, state and local level and must design and install its solar energy systems to comply with varying standards. Certain jurisdictions may have ordinances that prevent or increase the cost of installation of Real Goods Solar’s solar energy systems. In addition, new government regulations or utility policies pertaining to the installation of solar energy systems are unpredictable and may result in significant additional expenses or delays, which could cause a significant reduction in demand for solar energy systems.

For some of Real Goods Solar’s projects, Real Goods Solar recognizes revenue on system installations on a percentage-of-completion basis and payments are due upon the achievement of contractual milestones, and any delay or cancellation of a project could adversely affect its business.

For some of Real Goods Solar’s projects, Real Goods Solar recognizes revenue on a percentage-of-completion basis and, as a result, its revenue from these installations is driven by the performance of its contractual obligations. The time it takes to execute Real Goods Solar’s contractual obligations may impact the amount of revenue recognized in a particular period. Timelines can be adversely impacted by weather, governmental agencies, utilities and customer requirements. In addition, certain customer contracts may include payment milestones due at specified points during a project. Although Real Goods Solar generally requires payment terms that provide for positive cash flow, delays in project execution or customer payments could adversely affect Real Goods Solar’s business and cash flows.

Existing regulations and policies pertaining to electricity pricing and technical interconnection of customer-owned electricity generation and changes to these regulations and policies may deter the purchase and use of solar energy systems and negatively impact development of the solar energy industry.

The market for solar energy systems is heavily influenced by foreign, federal, state and local government regulations and policies concerning the electric utility industry, as well as policies adopted by electric utilities. These regulations and policies often relate to electricity pricing and technical interconnection of customer-owned electricity generation. For example, metering caps currently exist in certain jurisdictions, which limit the aggregate amount of power that may be sold by solar power generators into the electric grid. These regulations and policies have been modified in the past and may be modified in the future in ways that could deter purchases of solar energy systems and investment in the research and development of solar energy technology. Without a mandated regulatory exception for solar energy systems, utility customers are often charged interconnection or standby fees for putting distributed power generation on the electric utility grid. Such fees could increase the cost to Real Goods Solar’s customers of using solar energy systems and make them less desirable, thereby harming Real Goods Solar’s business, operating results and financial condition. In addition, electricity generated by solar energy systems competes primarily with expensive peak hour electricity rates rather than with the less expensive average price of electricity. Modifications to the peak hour pricing policies of utilities, such as to a flat rate, would require solar energy systems to achieve lower prices in order to compete with the price of utility generated electricity.

Real Goods Solar’s inability to respond to changing technologies and issues presented by new technologies could harm its business.

The solar energy industry is subject to technological change. If Real Goods Solar relies on products and technologies that are not attractive to customers, or if it is unable to respond appropriately to changing technologies and changes in product function and quality, it may not be successful in capturing or retaining a significant market share. In addition, any new technologies utilized in its solar energy systems may not perform as expected or as desired, in which event Real Goods Solar’s adoption of such products or technologies may harm its business.

Real Goods Solar derives the majority of its revenue from Real Goods Solar’s solar energy integration services from sales in West Coast and Northeast states.

Real Goods Solar currently derives the majority of its revenue from solar energy integration services from projects in fewer than 15 states located on the West Coast and in the Northeast. This geographic concentration exposes Real Goods Solar to increased risks associated with the growth rates, government regulations, economic conditions, and other factors that may be specific to those states to which Real Goods Solar would be less subject if Real Goods Solar were more geographically diversified. The growth of Real Goods Solar’s business will require it to expand its operations in existing markets and to commence operations in other states. Any geographic expansion efforts that it may make may not be successful, which would limit its growth opportunities.

Real Goods Solar’s success may depend in part on its ability to continue to make successful acquisitions.

As part of Real Goods Solar’s business strategy, Real Goods Solar may expand its operations through strategic acquisitions in its current markets and in new geographic markets. Real Goods Solar acquired several businesses over the last few years. Real Goods Solar cannot accurately predict the timing, size and success of its acquisition efforts. Real Goods Solar’s acquisition strategy involves significant risks, including the following:

•	limitations on Real Goods Solar’s cash available for acquisitions;

•	market prices of Real Goods Solar Class A common stock, to the extent Real Goods Solar elects to use stock as all or part of the consideration for acquisitions;

•	Real Goods Solar’s ability to identify suitable acquisition candidates at acceptable prices;

•	Real Goods Solar’s ability to complete successfully the acquisitions of candidates that Real Goods Solar identifies;

•	Real Goods Solar’s ability to compete effectively for available acquisition opportunities;

•	increases in asking prices by acquisition candidates to levels beyond Real Goods Solar’s financial capability or to levels that would not result in the returns required by its acquisition criteria;

•	diversion of management’s attention to expansion efforts;

•	unanticipated costs and contingent liabilities associated with acquisitions;

•	failure of acquired businesses to achieve expected results;

•	Real Goods Solar’s failure to retain key customers or personnel of acquired businesses; and

•	difficulties entering markets in which Real Goods Solar has no or limited experience.

These risks, as well as other circumstances that often accompany expansion through acquisitions, could inhibit Real Goods Solar’s growth and negatively impact its operating results. In addition, the size, timing and success of any future acquisitions may cause substantial fluctuations in Real Goods Solar’s operating results from quarter to quarter. Consequently, Real Goods Solar’s operating results for any quarter may not be indicative of the results that may be achieved for any subsequent quarter or for a full fiscal year. These fluctuations could adversely affect the market price of Real Goods Solar Class A common stock.

Real Goods Solar’s failure to integrate the operations of Mercury and other acquired businesses successfully into its operations or to manage its anticipated growth effectively could materially and adversely affect its business and operating results.

Real Goods Solar must integrate the operations of Mercury and other acquired businesses into its operations, including centralizing certain functions to achieve cost savings and pursuing programs and processes that leverage Real Goods Solar’s revenue and growth opportunities. The integration of the management, operations, and facilities of acquired businesses with Real Goods Solar’s own could involve difficulties, which could adversely affect its growth rate and operating results. Real Goods Solar may be unable to complete effectively the integration of the management, operations, facilities, and accounting and information systems of acquired businesses with its own; to manage efficiently the combined operations of the acquired businesses with its operations; to achieve its operating, growth and performance goals for acquired businesses; to achieve additional revenue as a result of its expanded operations; or to achieve operating efficiencies or otherwise realize cost savings as a result of anticipated acquisition synergies. Real Goods Solar’s rate of growth and operating performance may suffer if Real Goods Solar fails to manage acquired businesses profitably without substantial additional costs or operational problems or to implement effectively combined growth and operating strategies.

Mercury is a private company and may not have in place the internal controls over financial reporting that are required of a publicly traded company.

As a privately owned company, Mercury has not had to put in place the internal control over financial reporting that is required of publicly traded companies in the United States. Significant effort and expense may be required to put in place a system of internal controls over financial reporting that will satisfy the requirements of the Sarbanes-Oxley Act of 2002. Until such a system is put in place, there is a risk that errors and misstatements may occur that affect the reliability and accuracy of Mercury’s, and therefore, Real Goods Solar’s, financial statements, including the Mercury financial statements incorporated by reference into this prospectus supplement. Mercury’s internal audit and reporting systems may not be effective in the future, which could increase the risk that it or Real Goods Solar would become subject to regulatory action or litigation or other developments that could adversely affect Real Goods Solar. Real Goods Solar’s ability to comply with applicable laws, rules and regulations is largely dependent on its establishment and maintenance of internal audit and reporting systems, as well as on its ability to attract and retain qualified management, and accounting and actuarial personnel to further develop its internal accounting function and control policies. If Real Goods Solar fails to effectively establish and maintain such reporting and accounting systems at Mercury or fails to attract and retain personnel who are capable of designing and operating such systems, these failures will increase the likelihood that Real Goods Solar will become subject to legal and regulatory infractions, including civil litigation and investigations by regulatory agencies including the SEC.

Real Goods Solar may require significant additional funds, the amount of which will depend upon its working capital and general corporate needs and the size, timing and structure of future acquisitions.

Real Goods Solar’s operations may not generate sufficient cash to enable Real Goods Solar to operate or expand its business and adequate financing may not be available if and when Real Goods Solar needs it or may not be available on terms acceptable to Real Goods Solar. Any borrowings made to finance future acquisitions or for operations could make Real Goods Solar more vulnerable to a downturn in its operating results, a downturn in economic conditions or increases in interest rates on future borrowings. If Real Goods Solar’s cash flow from operations is insufficient to meet its debt service requirements, Real Goods Solar could be required to sell additional equity securities, refinance its obligations or dispose of assets in order to meet its debt service requirements. In addition, its operations may not generate sufficient cash for its acquisition plans. The extent to which Real Goods Solar would be able or willing to use its equity to consummate future acquisitions will depend on the market price of its equity from time to time and the willingness of potential sellers to accept its equity as full or partial payment. Using Real Goods Solar’s equity for this purpose also may result in significant dilution to its shareholders. To the extent that Real Goods Solar is unable to use its equity to make future acquisitions, its ability to grow through acquisitions may be limited by the extent to which it is able to raise capital for this purpose through debt or equity financings. The failure to obtain sufficient financing on favorable terms and conditions could have a material adverse effect on its business, financial condition, operating results and growth prospects.

Real Goods Solar’s present indebtedness and projected future borrowings could adversely affect its financial health; future cash flows may not be sufficient to meet its obligations and Real Goods Solar may have difficulty obtaining additional financing; and Real Goods Solar may experience adverse effects of interest rate fluctuations.

As of November 20, 2013, Real Goods Solar had indebtedness of approximately $9.8 million. The indebtedness consisted of:

•	a revolving line of credit from Silicon Valley Bank of up to $6.5 million, with a maturity date of September 29, 2014, with $3.0 million drawn as of November 20, 2013;

•	a term loan from Silicon Valley Bank of $2.0 million, with a maturity date of September 29, 2014;

•	loans in an aggregate amount of $3.15 million from Riverside Renewable Energy Investment LLC (“Riverside”) under the terms of the Shareholders Agreement entered into in connection with the Alteris merger (described in “Information Related to Real Goods Solar—Management’s Discussion and Analysis of Financial Condition and Results of Operation—Mergers, Acquisitions and Offerings”), with maturity dates of September 3, 2014 for $3.0 million and October 29, 2014 for $150,000;

•	an additional loan of $1.0 million from Riverside, pursuant to the loan commitment entered into on November 13, 2012, for its general working capital needs with a maturity date of April 26, 2014; and

•	capital lease obligations and miscellaneous debt financing of $600,000 with various maturity dates.

There can be no assurance in the future whether Real Goods Solar will generate sufficient cash flow from operations or through asset sales to meet its long-term debt service obligations. Real Goods Solar’s present indebtedness and projected future borrowings could have important adverse consequences to Real Goods Solar, such as:

•	making it more difficult for Real Goods Solar to satisfy its obligations with respect to its existing indebtedness;

•	limiting Real Goods Solar’s ability to obtain additional financing without restructuring the covenants in its existing indebtedness to permit the incurrence of such financing;

•	requiring a substantial portion of its cash flow to be used for payments on the debt and related interest, thereby reducing its ability to use cash flow to fund working capital, capital expenditures and general corporate requirements;

•	limiting Real Goods Solar’s ability to respond to changing business, industry and economic conditions and to withstand competitive pressures, which may affect its financial condition;

•	causing Real Goods Solar to incur higher interest expense in the event of increases in interest rates on its borrowings that have variable interest rates or in the event of refinancing existing debt at higher interest rates;

•	limiting Real Goods Solar’s ability to make investments, dispose of assets, pay cash dividends or repurchase stock;

•	increasing Real Goods Solar’s vulnerability to downturns in its business, its industry or the general economy and restricting Real Goods Solar from making improvements or acquisitions or exploring business opportunities;

•	placing Real Goods Solar at a competitive disadvantage to competitors with less debt or greater resources; and

•	subjecting Real Goods Solar to financial and other restrictive covenants in its indebtedness, the non-compliance with which could result in an event of default.

As illustrated above, during 2014, any indebtedness outstanding under the Silicon Valley Bank revolving line of credit and term loan will become due and payable. Real Goods Solar cannot assure that its business will generate sufficient cash flow from operations or that future borrowings will be available to Real Goods Solar under existing or new sources of credit in amounts sufficient to enable Real Goods Solar to pay its indebtedness or to fund its other liquidity needs. In addition, if Real Goods Solar consummates significant acquisitions in the future, its cash requirements and its debt service requirements may increase significantly.

If Real Goods Solar fails to generate sufficient cash flow or otherwise obtain capital to meet its debt service obligations, it may need to refinance all or a portion of its debt on or before maturity. Real Goods Solar cannot assure you that it will be able to refinance any of its debt on attractive terms, commercially reasonable terms or at all. Real Goods Solar’s future operating performance and its ability to service, extend or refinance its indebtedness will be subject to future economic conditions and to financial, business and other factors, many of which are beyond its control. Real Goods Solar’s failure to meet its debt service obligations or pay its indebtedness when it comes due may cause Real Goods Solar to become insolvent, which would cast doubt on its ability to continue as a going concern.

Real Goods Solar’s indebtedness imposes restrictive covenants on Real Goods Solar.

Real Goods Solar’s indebtedness imposes various customary covenants on Real Goods Solar and its subsidiaries. The restrictions that are imposed under these debt instruments include, among other obligations, limitations on Real Goods Solar’s and its subsidiaries’ ability to:

•	sell assets;

•	change its business, management or ownership;

•	engage in any merger, acquisition or consolidation transactions;

•	incur additional debt;

•	make dividends or distributions and repurchase stock;

•	make investments;

•	enter into certain transactions with affiliates; and

•	make payments on or amend any subordinated obligations

Real Goods Solar’s ability to comply with the covenants imposed by the terms of Real Goods Solar’s indebtedness may be affected by general economic conditions, industry conditions, and other events beyond its control. As a result, Real Goods Solar cannot assure you that Real Goods Solar will be able to comply with these covenants. Real Goods Solar’s failure to comply with such covenants, including failure to comply as a result of events beyond its control, could result in an event of default, which could materially and adversely affect its operating results and its financial condition.

If there were an event of default under Real Goods Solar’s indebtedness, the holders of the defaulted debt could cause all amounts outstanding with respect to that debt to be due and payable, subject to applicable grace periods. This could trigger cross-defaults under Real Goods Solar’s other debt instruments. Real Goods Solar cannot assure you that its assets or cash flow would be sufficient to repay borrowings under its outstanding debt instruments if accelerated upon an event of default, or that Real Goods Solar would be able to repay, refinance or restructure the payments on any of those debt instruments.

Real Goods Solar’s operations are largely dependent on the skill and experience of its management and key personnel. The loss of management and other key personnel or Real Goods Solar’s inability to hire additional personnel could significantly harm its business and its ability to expand, and Real Goods Solar may not be able to effectively replace members of management who have left Real Goods Solar.

Real Goods Solar’s continued success and its ability to maintain its competitive position is largely dependent upon, among other things, the efforts and skills of its senior executives and management team. Real Goods Solar cannot guarantee that these individuals will remain with Real Goods Solar. If Real Goods Solar loses the services of any members of its management team or other key personnel, its business may be significantly impaired. Real Goods Solar cannot assure you that it will be able to retain its existing senior executive and management personnel or attract additional qualified senior executive and management personnel.

The loss of or failure to hire additional personnel could materially and adversely affect Real Goods Solar’s business, operating results and its ability to expand.

Further, the expansion of Real Goods Solar’s business could place a significant strain on its managerial, financial and personnel resources. To reach its goals, Real Goods Solar must successfully recruit, train, motivate and retain additional employees, including management and technical personnel, integrate new employees into its overall operations and enhance its financial and accounting systems, controls and reporting systems. While Real Goods Solar believes it has personnel sufficient for the current requirements of its business, expansion of its business could require Real Goods Solar to employ additional personnel. The loss of personnel or Real Goods Solar’s failure to hire additional personnel could materially and adversely affect its business, operating results and its ability to expand.

Real Goods Solar’s success depends, in part, on the value of its Real Goods Solar brand.

Real Goods Solar depends on the name recognition of its Real Goods Solar brand in its marketing efforts. Maintaining and building recognition of its brand are important to expanding its customer base. If the value of Real Goods Solar’s brand were adversely affected, its ability to attract customers would be negatively impacted and its growth could be impaired.

Real Goods Solar’s failure to protect its brands may undermine its competitive position and litigation to protect its brands or defend against third-party allegations of infringement may be costly.

Real Goods Solar believes that it is important for its business to achieve brand recognition. Real Goods Solar relies primarily on tradenames to achieve this. Third parties may infringe or misappropriate its trademarks, trade names, and other intellectual property rights, which could have a material adverse effect on its business, financial condition, or operating results. In addition, policing unauthorized use of its trademarks, trade names, and other intellectual property can be difficult and expensive. Litigation may be necessary to enforce its intellectual property rights or determine the validity and scope of the proprietary rights of others. Real Goods Solar cannot give assurances that the outcome of such potential litigation will be in its favor. Such litigation may be costly and may divert management attention as well as expend its other resources away from its business. An adverse determination in any such litigation will impair its intellectual property rights and may harm its business, prospects, and reputation.

From time to time, Real Goods Solar is subject to litigation which, if adversely determined, could cause it to incur substantial losses.

From time to time during the normal course of operating its businesses, Real Goods Solar is subject to various litigation claims and legal disputes. Some of the litigation claims may not be covered under its insurance policies, or its insurance carriers may seek to deny coverage. As a result, Real Goods Solar might also be required to incur significant legal fees, which may have a material adverse effect on its financial position. In addition, because Real Goods Solar cannot accurately predict the outcome of any action, it is possible that, as a result of current and/or future litigation, Real Goods Solar will be subject to adverse judgments or settlements that could significantly reduce its earnings or result in losses.

Real Goods Solar depends upon a limited number of suppliers for the components used in its solar energy systems and its inability to purchase components would adversely affect its results of operations.

Real Goods Solar relies on third-party suppliers for components used in its solar energy systems. The failure of its suppliers to supply Real Goods Solar with components in a timely manner or on commercially reasonable terms could result in lost orders, delay its project schedules and harm its operating results and business expansion efforts. Real Goods Solar’s orders with certain of its suppliers may represent a very small portion of their total business. As a result, these suppliers may not give priority to Real Goods Solar’s business, leading to potential delays in or cancellation of its orders. If any of Real Goods Solar’s suppliers were to fail to supply its needs on a timely basis or to cease providing it key components it uses, Real Goods Solar would be required to secure alternative sources of supply. Real Goods Solar may have difficulty securing alternative sources of supply in a timely manner and on commercially reasonable terms. If this were to occur, Real Goods Solar’s business would be harmed.

Although currently there is no shortage of supplies for solar energy systems, from time to time in the past, shortages have occurred and have impacted companies such as Real Goods Solar. Shortages in the supply of silicon or supply chain issues could adversely affect the availability and cost of the solar photovoltaic modules used in its solar energy systems.

Shortages of silicon, inverters or supply chain issues could adversely affect the availability and cost of the solar photovoltaic modules and other components Real Goods Solar uses in its solar energy systems. Manufacturers of solar photovoltaic modules depend upon the availability and pricing of silicon, one of the primary materials used in the manufacture of solar photovoltaic modules. The worldwide market for silicon from time to time experiences a shortage of supply, primarily because of demand for silicon by the semiconductor industry. Shortages of silicon cause the prices for solar photovoltaic modules to increase and supplies to become difficult to obtain. While Real Goods Solar has been able to obtain sufficient supplies of solar photovoltaic modules, inverters and other components to satisfy its needs to date, this may not be the case in the future. Future increases in the price of silicon or other materials and components could result in an increase in costs to Real Goods Solar, price increases to its customers or reduced margins.

Real Goods Solar installs solar energy systems, and many factors could prevent it from completing installations as planned, including the escalation of construction costs beyond increments anticipated in its installation budgets.

Solar installations have certain inherent risks, including the risks of fire, structural collapse, human error and electrical and mechanical malfunction. In addition, its projects entail additional risks related to structural heights. Real Goods Solar’s installation projects also entail significant risks, including:

•	shortages of materials;

•	shortages of skilled labor;

•	unforeseen installation scheduling, engineering, excavation, environmental or geological problems;

•	natural disasters, hurricanes, weather interference, fires, earthquakes or other casualty losses or delays;

•	unanticipated cost increases or delays in completing the projects;

•	delays in obtaining or inability to obtain or maintain necessary licenses or permits;

•	changes to plans or specifications;

•	performance by subcontractors;

•	disputes with subcontractors; and

•	increases in the cost of solar panels, inverters and other components used in its installations, higher labor and construction costs and other factors, may cause price increases beyond those anticipated in the budgets for its construction and installation projects.

Real Goods Solar’s installation projects expose Real Goods Solar to risks of cost overruns due to typical uncertainties associated with any project or changes in the designs, plans or concepts of such projects. For these and other reasons, installation costs may exceed the estimated cost of completions.

Because the solar energy system installation market is highly competitive and has low barriers to entry, Real Goods Solar may face the loss of market share or reduced margins.

The solar energy system installation market is highly competitive and fragmented with low barriers to entry. Real Goods Solar currently competes with a large number of relatively small installers and integrators, some of which do not have extensive industry experience and may lack adequate systems and capital, but some of which benefit from operating efficiencies or from having lower overhead, which enables them to offer lower prices. As the solar energy industry expands and industry consolidation occurs, Real Goods Solar will also more and more encounter competition from larger companies, some of which may have greater financial, technical and marketing resources and greater name recognition than Real Goods Solar does.

Real Goods Solar believes that its ability to compete depends in part on a number of factors outside of its control, including the following:

•	the ownership by competitors of proprietary tools to customize solar energy systems to the needs of particular customers;

•	the availability of proprietary solar financing solutions;

•	the price at which competitors offer comparable products;

•	marketing efforts undertaken by Real Goods Solar’s competitors;

•	the extent of Real Goods Solar’s competitors’ responsiveness to customer needs; and

•	integrator technologies.

Competition in the solar energy system installation market may increase in the future as a result of low barriers to entry. Increased industry competition could result in reductions in price, margins, and market share and in greater competition for qualified personnel. Real Goods Solar’s business and operating results would be adversely affected if Real Goods Solar is unable to compete effectively.

An increase in pricing structures of Real Goods Solar’s third party financing partners could reduce demand for its services and products.

Many of Real Goods Solar’s customers depend on third party lease financing to fund the initial capital expenditure required to purchase Real Goods Solar’s solar energy systems. Third-party financing sources for solar energy systems are currently limited, and due to the limited sources, they have significant leverage and control over the terms and pricing for their financing products. If Real Goods Solar’s financing partners increase their pricing structure, its customers’ cost of purchasing its solar energy systems will increase and Real Goods Solar may experience decreased demand for its products and services, resulting in reduced revenue. In the alternative, if Real Goods Solar elects to absorb any financing price increase by lowering the price of its products and services to keep the total cost to its customers constant, its revenue will decrease and Real Goods Solar will experience lower profit margins. An increase in the pricing structures of its third party financing partners likely will have a negative effect on its results of operations.

Real Goods Solar’s failure to meet customer expectations in the performance of its services, and the risks and liabilities associated with placing its employees and technicians in its customers’ homes and businesses could give rise to claims against Real Goods Solar.

Real Goods Solar’s failure or inability to meet customer expectations in the performance of its services could damage its reputation or result in claims against Real Goods Solar. In addition, Real Goods Solar is subject to various risks and liabilities associated with its employees and technicians providing installation services in the homes and businesses of its customers, including possible claims of errors and omissions, harassment, theft of customer property, criminal activity and other claims.

Product liability claims against Real Goods Solar could result in adverse publicity and potentially significant monetary damages.

As a seller of consumer products, Real Goods Solar may face product liability claims in the event that use of its solar energy systems results in injuries. Because solar energy systems produce electricity, it is possible that its products could result in injury, whether by product malfunctions, defects, improper installation or other causes. If such injuries or claims of injuries were to occur, Real Goods Solar could incur monetary damages and its business could be adversely affected by any resulting negative publicity. The successful assertion of product liability claims against Real Goods Solar also could result in potentially significant monetary damages and, if its insurance protection is inadequate to cover these claims, could require it to make significant payments from its own resources.

Real Goods Solar may be subject to unexpected warranty expenses or service claims that could reduce its profits.

As a result of the length of the warranty periods Real Goods Solar provides both in workmanship and, in certain cases, in energy production, it bears the risk of warranty claims long after it has completed the installation of a solar energy system. Real Goods Solar’s current standard warranty for its installation services includes a 10-year warranty period for defects in material and workmanship. In addition, most manufacturers of solar photovoltaic modules offer a 25-year warranty period for declines in power performance. Although Real Goods Solar maintains a warranty reserve for potential warranty or service claims and it has not had material warranty claims in the past, claims in excess of its reserve could adversely affect its operating results. Real Goods Solar’s failure to predict accurately future warranty claims could result in unexpected volatility in its financial condition.

An increase in interest rates or tight credit markets could make it difficult for customers to finance the cost of solar energy systems and could reduce demand for Real Goods Solar’s services and products.

Some of Real Goods Solar’s prospective customers may depend on debt financing, such as home equity loans, or leasing to fund the initial capital expenditure required to purchase a solar energy system. Third-party financing sources specifically for solar energy systems are currently limited. The lack of financing sources, limitations on available credit or an increase in interest rates could make it difficult or more costly for Real Goods Solar’s potential customers to secure the financing necessary to purchase a solar energy system on favorable terms, or at all, thus lowering demand for Real Goods Solar’s services and products and negatively impacting its business.

Real Goods Solar must meet The NASDAQ Capital Market continued listing requirements or it risks delisting, which may decrease its stock price and make it harder for Real Goods Solar’s shareholders to trade its stock.

Real Goods Solar Class A common stock is currently listed for trading on The NASDAQ Capital Market. Real Goods Solar must continue to satisfy NASDAQ’s continued listing requirements or risk delisting of its securities. Delisting would have an adverse effect on the price of Real Goods Solar Class A common stock and likely also on its business. During 2012, Real Goods Solar received four different notices from NASDAQ that Real Goods Solar was not in compliance with certain NASDAQ rules. As of February 21, 2013, Real Goods Solar had regained compliance with all applicable NASDAQ rules. There can be no assurance that Real Goods Solar will remain in compliance with the continued listing requirements for The NASDAQ Capital Market, or that Real Goods Solar Class A common stock will not be delisted from The NASDAQ Capital Market in the future. If Real Goods Solar Class A common stock is delisted from NASDAQ, it may trade on the over-the-counter market, which may be a less liquid market. In such case, its shareholders’ ability to trade, or obtain quotations of the market value of, shares of its Class A common stock would be severely limited because of lower trading volumes and transaction delays. These factors could contribute to lower prices and larger spreads in the bid and ask prices for its securities.

In the event the make-up of Real Goods Solar’s board of directors or audit committee were not, or are not in the future, in compliance with the SEC and NASDAQ independence requirements, Real Goods Solar faces a number of risks that could materially and adversely affect its shareholders and its business.

The SEC rules and The NASDAQ Capital Market’s continued listing requirements require, among other things, that a majority of the members of its board of directors are independent and that its audit committee consists entirely of independent directors. In the event that Real Goods Solar does not remain in compliance with these requirements, its executive officers could establish policies and enter into transactions without the requisite independent review and approval. This could present the potential for a conflict of interest between Real Goods Solar and its shareholders generally and its executive officers, shareholders, or directors.

Further, Real Goods Solar’s failure to comply with these requirements may limit the quality of the decisions that are made by Real Goods Solar’s board of directors and audit committee, increasing the risk of material misstatements or omissions caused by errors or fraud with respect to its financial statements or other disclosures that may occur and not be detected in a timely manner or at all, or the payment of inappropriate levels of compensation to its executive officers. In the event that there are deficiencies or weaknesses in its internal control over financial reporting, Real Goods Solar may misreport its financial results or lose significant amounts due to misstatements caused by errors or fraud. Finally, if the composition of its board of directors or audit committee fails to meet NASDAQ’s independence requirements in the future, its Class A common stock will be delisted from The NASDAQ Capital Market.

Risk Factors Related to Real Goods Solar’s Securities

The market price of Real Goods Solar Class A common stock may be volatile, which could result in substantial losses for investors.

The market price of Real Goods Solar Class A common stock may be volatile and could fluctuate widely in response to various factors, many of which are beyond Real Goods Solar’s control, including the following:

•	actual or anticipated changes in Real Goods Solar’s operating results;

•	regulatory, legislative or other developments affecting Real Goods Solar or the solar energy industry generally;

•	changes in expectations relating to Real Goods Solar’s services and products, plans and strategic position or those of its competitors or customers;

•	market conditions and trends within the solar energy industry;

•	acquisitions or strategic alliances by Real Goods Solar or by its competitors;

•	litigation involving Real Goods Solar, its industry or both;

•	introductions of new technological innovations, services, products or pricing policies by Real Goods Solar or by its competitors;

•	the gain or loss of significant customers;

•	recruitment or departure of key personnel;

•	Real Goods Solar’s ability to execute its business plan;

•	volume and timing of customer orders;

•	price and volume fluctuations in the overall stock market from time to time;

•	changes in investor perception;

•	the level and quality of any research analyst coverage of Real Goods Solar Class A common stock;

•	changes in earnings estimates or investment recommendations by analysts;

•	the financial guidance Real Goods Solar may provide to the public, any changes in such guidance or its failure to meet such guidance;

•	trading volume of Real Goods Solar Class A common stock or the sale of such stock by Riverside or Real Goods Solar’s management team or directors;

•	Real Goods Solar’s issuance of additional shares of Real Goods Solar Class A common stock or securities convertible into or exercisable for Common Stock; and

•	economic and other external factors that impact purchasing decisions of Real Goods Solar’s potential customers.

In addition, the stock market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies and industries. These fluctuations may include a so-called “bubble market” in which investors temporarily raise the price of the stocks of companies in certain industries, such as the renewable energy industry, to unsustainable levels. These market fluctuations may significantly affect the market price of Real Goods Solar Class A common stock.

The application of the “penny stock” rules could adversely affect the market price of Real Goods Solar Class A common stock and increase the transaction costs to sell those shares.

The SEC has adopted regulations which generally define a “penny stock” as an equity security that has a market price of less than $5.00 per share or an exercise price of less than $5.00 per share, subject to specific exemptions. Because the last reported trade of Real Goods Solar’s company stock on The NASDAQ Capital Market was at a price below $5.00 per share, Real Goods Solar Class A common stock is currently considered a penny stock. The SEC’s penny stock rules require a broker-dealer, before a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer must also provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and the salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer’s account. In addition, the penny stock rules generally require that before a transaction in a penny stock occurs, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s agreement to the transaction. If applicable in the future, these rules may restrict the ability of brokers-dealers to sell Real Goods Solar Class A common stock and may affect the ability of investors to sell their shares, until Real Goods Solar Class A common stock no longer is considered a penny stock.

Real Goods Solar does not expect to pay any cash dividends on its Class A common stock for the foreseeable future.

Real Goods Solar does not anticipate paying any cash dividends on Real Goods Solar Class A common stock for the foreseeable future. Accordingly, shareholders would have to sell some or all of their stock in order to generate cash flow from their investment. Any determination to pay dividends in the future on Real Goods Solar Class A common stock will be made at the discretion of Real Goods Solar’s board of directors and will depend on its results of operations, financial conditions, contractual restrictions, restrictions imposed by applicable law, capital requirements and other factors that its board of directors deems relevant.

Securities analysts may not indicate coverage or continue to cover Real Goods Solar Class A common stock, and this may have a negative impact on its Class A common stock’s market price.

The trading market for Real Goods Solar Class A common stock depends, in part, on the research and reports that securities analysts publish about Real Goods Solar and its business. Real Goods Solar does not have any control over these analysts. Currently, no analyst firm is covering Real Goods Solar. If securities analysts do not cover the Real Goods Solar Class A common stock, the lack of research coverage may adversely affect its market price. If Real Goods Solar is covered by securities analysts, and its stock is downgraded, its stock price would likely decline. If analysts cease to cover Real Goods Solar or fails to publish regular reports on Real Goods Solar, it could lose visibility in the financial markets, which could cause its stock price or trading volume to decline.

Ownership could be diluted by future issuances of Real Goods Solar’s stock, options, warrants or other securities.

Ownership of Real Goods Solar’s securities may be diluted by future issuances of capital stock or the exercise of outstanding or to be issued options, warrants or convertible notes to purchase capital stock. In particular, Real Goods Solar may sell securities in the future in order to finance operations, expansions, or particular projects or expenditures. Such issuances would have a significant dilutive effect. For example, on June 3, 2013 Real Goods Solar closed a private placement and issued shares of Real Goods Solar Class A common stock and warrants and on November 20, 2013 Real Goods Solar closed a public offering and issued shares of Real Goods Solar Class A common stock and warrants as discussed in “Information Related to Real Goods Solar—Management’s Discussion and Analysis of Financial Condition and Results of Operation—Mergers, Acquisitions and Offerings.” Additionally, the Merger and the Real Goods Solar Stock Issuance will dilute the ownership position of the current Real Goods Solar’s shareholders as discussed above in “Risk Factors—Risk Factors Related to the Merger—Ownership by Real Goods Solar’s current shareholders will be diluted by the Merger and the Real Goods Solar Stock Issuance.” Further, derivative securities, such as warrants, currently outstanding or issued in the future may contain anti-dilution protection provisions, which, if triggered, could require Real Goods Solar to issue a larger number of the security underlying such derivative security than the face amount. For example, the warrants Real Goods Solar issued in the June 3, 2013 private placement provide that, among other things, if Real Goods Solar issues or sells, or is deemed to have issued and sold, shares of Common Stock for a consideration per share less than a price equal to the exercise price of the warrants (currently $2.75), after taking into account the Black Scholes and fair market values of the warrants and such anti-dilution protection rights, the exercise price of the warrants will be reduced and the number of shares of Common Stock issuable upon exercise of the warrants will be increased, based on the formula and on the terms set forth in the warrants.

There is a limited public trading market for Real Goods Solar Class A common stock.

Real Goods Solar Class A common stock is currently traded on The NASDAQ Capital Market under the trading symbol “RSOL.” There is a limited public trading market for Real Goods Solar Class A common stock. Without an active trading market, there can be no assurance of any liquidity or resale value of Real Goods Solar Class A common stock, and shareholders may be required to hold shares of Real Goods Solar Class A common stock for an indefinite period of time.

Real Goods Solar’s business is subject to reporting requirements that continue to evolve and change, which could continue to require significant compliance effort and resources.

Because Real Goods Solar Class A common stock is publicly traded, Real Goods Solar is subject to certain rules and regulations of federal, state and financial market exchange entities charged with the protection of investors and the oversight of companies whose securities are publicly traded. These entities, including the Public Company Accounting Oversight Board, the SEC and NASDAQ, periodically issue new requirements and regulations and legislative bodies also review and revise applicable laws such as the Sarbanes-Oxley Act of 2002 and the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. As interpretation and implementation of these laws and rules and promulgation of new regulations continues, Real Goods Solar will continue to be required to commit significant financial and managerial resources and incur additional expenses.

Risk Factors Related to Real Goo ds Solar’s Relationship with Riverside and Gaiam

Riverside has influence over Real Goods Solar and its interests may conflict with or differ from interests of other shareholders.

Riverside holds approximately 21.6% of the currently outstanding shares of Real Goods Solar’s Class A common stock. Riverside’s ownership may increase, stay the same or decrease depending on the amount of shares of Class A common stock Real Goods Solar issues in the future. Further, pursuant to the terms of the Shareholders Agreement entered into in connection with the closing of the Alteris merger (described under “Information Related to Real Goods Solar—Management’s Discussion and Analysis of Financial Condition and Results of Operation—Mergers, Acquisitions and Offerings”), Riverside currently has the right to designate two individuals for appointment or nomination to Real Goods Solar’s board of directors. Because of Riverside’s voting rights and its ability to designate individuals for appointment or nomination to Real Goods Solar’s board of directors, Riverside will be able to exert influence over Real Goods Solar and matters requiring approval by Real Goods Solar’s shareholders, including the election of directors, increasing its authorized capital stock, financing activities, a merger or sale of its assets and the number of shares authorized for issuance under the Incentive Plan. Accordingly, shares of Real Goods Solar’s Class A common stock may be worth less than they would be if Riverside did not maintain voting significance over Real Goods Solar. Riverside is not prohibited from selling a significant interest in Real Goods Solar to a third party and may do so without shareholder approval and without providing for a purchase of other shares of Real Goods Solar Class A common stock.

Real Goods Solar’s historical financial information as a business conducted by Gaiam may not be representative of its results as an independent public company.

Real Goods Solar’s historical financial information for periods when Gaiam controlled Real Goods Solar does not reflect what its financial position, operating results or cash flows would have been had it been an independent entity during the historical periods presented. The historical costs and expenses reflected in its consolidated financial statements include amounts for certain corporate functions historically provided by Gaiam, including costs of fulfillment, systems, finance and other administrative services, and income taxes. These expense allocations were developed on the basis of what Real Goods Solar and Gaiam considered to be reasonable prices for the utilization of services provided or the benefits received by Real Goods Solar. The historical financial information in Real Goods Solar’s audited and unaudited consolidated financial statements may not be indicative of what Real Goods Solar’s results of operations, financial position, changes in equity and cash flows would have been had it been a separate stand-alone entity during the periods presented or will be in the future. Real Goods Solar has not made adjustments to reflect many significant changes that occurred in its cost structure, funding and operations as a result of its separation from Gaiam, including changes in its employee base, changes in its tax structure, potential increased costs associated with reduced economies of scale and increased costs associated with being a publicly traded, stand-alone company, such as audit fees, directors and officers insurance costs and compliance costs.

Possible future sales of shares by Riverside could adversely affect the market price of Real Goods Solar Class A common stock, even if its business is doing well.

Riverside may sell any or all of the shares of Real Goods Solar Class A common stock owned by it from time to time for any reason. Under the Amended and Restated Registration Rights Agreement between Riverside and Real Goods Solar, entered into in connection with the closing of the Alteris merger (described under “Information Related to Real Goods Solar—Management’s Discussion and Analysis of Financial Condition and Results of Operation—Mergers, Acquisitions and Offerings”), Riverside has the right to require Real Goods Solar to register the shares of Class A common stock that it owns to facilitate the possible sale of such shares. Although Real Goods Solar cannot predict the effect, if any, that future sales of shares of Class A common stock by Riverside would have on the market price prevailing from time to time, sales of substantial amounts of Class A common stock or the availability of such shares for sale could adversely affect prevailing market prices.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This joint proxy statement/prospectus contains forward-looking statements that involve risks and uncertainties. Forward-looking statements provide Real Goods Solar’s or Mercury’s current expectations and forecasts about future events, and include statements regarding future results of operations and financial position, business strategy, budgets, projected costs, plans and objectives of management for future operations. The words “anticipate,” “believe,” “plan,” “estimate,” “expect,” “strive,” “future,” “intend,” “may,” “will,” and similar expressions as they relate to Real Goods Solar or Mercury are intended to identify such forward -looking statements. Readers are urged not to place undue reliance on these forward looking statements, which speak only as of the date made. Real Goods Solar’s or Mercury’s actual results could differ materially from the results anticipated in these forward-looking statements as a result of certain factors set forth in the section entitled “Risk Factors” and elsewhere in this joint proxy statement/prospectus and in the documents delivered with this joint proxy statement/prospectus.

Risks and uncertainties that could cause actual results to differ include, without limitation, failure to consummate, or delays in consummating the Merger, failure to successfully integrate Real Goods Solar’s and Mercury’s operations following the Merger, transaction costs associated with the Merger, business uncertainties and contractual restrictions while the Merger is pending, third party offers to acquire Mercury, a decrease in the value of the merger consideration, the level of government subsidies and economic incentives for solar energy, the failure to successfully obtain available incentive payment and reimbursements, general economic conditions, adoption of solar energy technologies, pricing, including pricing of conventional energy sources, construction risks, changing regulatory environment, changing energy technologies, Real Goods Solar’s or Mercury’s geographic concentration, acquisitions, integration of acquired businesses, deficiencies in internal control over financial reporting, insufficient cash flow, indebtedness, loss of key personnel, brand value, litigation, merchandise and solar panel supply problems, construction costs, competition, third party financing costs, customer satisfaction, product liabilities, warranty and service claims, credit risk, non-compliance with NASDAQ continued listing standards, volatile market price of Real Goods Solar Class A common stock, “penny stock” rules, security analyst coverage of Real Goods Solar Class A common stock, dilution for shareholders as a result of the Merger and upon the future issuance of securities, including upon exercise of options and warrants, limited public trading market, cost of compliance with SEC and stock exchange requirement, the significant ownership and voting power of Real Goods Solar Class A common stock held by Riverside, Real Goods Solar’s historical association with Gaiam, Real Goods Solar’s inability to resolve disputes with Gaiam, a future sale of Real Goods Solar’s Class A common stock by Gaiam and Riverside, and other risks and uncertainties included in the Real Goods Solar filings with the SEC. Real Goods Solar and Mercury caution you that no forward-looking statement is a guarantee of future performance, and you should not place undue reliance on these forward-looking statements which reflect the view of Real Goods Solar and Mercury only as of the date of this report. Neither Real Goods Solar nor Mercury undertakes any obligation to update any forward-looking information.

REAL GOODS SOLAR AND MERCURY UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

Real Goods Solar and Mercury have prepared the following unaudited pro forma combined condensed financial statements to reflect the combination of Real Goods Solar and Mercury as a result of the Merger in a transaction accounted for in accordance with Financial Accounting Standards Board (“FASB”) Topic 805, Business Combinations, with Real Goods Solar treated as the acquirer. The unaudited pro forma combined condensed balance sheet combines the historical consolidated balance sheets of Real Goods Solar and Mercury as of September 30, 2013, prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”), giving effect to the acquisition as if it occurred on September 30, 2013. The unaudited pro forma combined condensed statement of operations combine the historical consolidated statements of operations of Real Goods Solar and Mercury for the nine months ended September 30, 2013, and the year ended December 31, 2012, prepared in accordance with GAAP, giving effect to the acquisition as if it occurred at the beginning of the period. The pro forma condensed combined balance sheet and statements of operations reflect only pro forma adjustments expected to have a continuing impact on the combined results.

These unaudited pro forma combined condensed financial statements are for informational purposes only. They do not purport to present the results that Real Goods Solar would have reported if Real Goods Solar completed the acquisition on the assumed dates or for the periods presented, or which Real Goods Solar may realize in the future. To produce the pro forma financial information, Real Goods Solar allocated the purchase price of Mercury using its best estimates of fair value. Real Goods Solar based its estimates on the most recently available information. To the extent there are significant changes to Mercury’s business, these assumptions and estimates could change significantly. Accordingly, the purchase accounting adjustments reflected in the unaudited pro forma combined condensed financial statements included herein are preliminary and subject to change. The unaudited pro forma combined condensed financial statements are based on the assumptions and adjustments which give effect to events that are: (a) directly attributable to the transaction; (b) expected to have a continuing impact; and (c) factually supportable, as described in the accompanying notes and do not reflect any potential operating efficiencies. It is recommended that you read the unaudited pro forma combined condensed financial statements in conjunction with the historical consolidated financial statements, including the related notes, of each of Real Goods Solar and Mercury covering these periods.

Unaudited Pro Forma Condensed Combined Statement of Operations for the

Nine Months Ended September 30, 2013

(in thousands except per share data)

	RGS	Mercury	Pro Forma Adjustments		Pro Forma Combined
Net revenue	$71,441	$10,295	$—		$81,736
Cost of goods sold	54,821	6,736	—		61,557

Gross profit	16,620	3,559	—		20,179

Expenses:
Selling and operating	18,916	4,148	86	g	22,343
			(335)	a
General and administrative	5,681	1,033	994	b	7,510
			(132)	d

Total expenses	24,597	5,181	613		29,853

Loss from operations	(7,977)	(1,622)	(613)		(9,674)
Interest and other expense	802	421	(497)	h	1,264

Loss before income taxes	(8,779)	(2,043)	(116)		(10,938)
Income tax benefit	17	(528)	—		511

Net loss	$(8,796)	$(1,515)	$(116)		$(10,427)

Net loss per share:
Basic and diluted	$(0.31)				$(0.29)

Weighted-average shares outstanding:
Basic and diluted	28,276		7,111		35,387

Unaudited Pro Forma Condensed Combined Statement of Operations for the

Twelve Months Ended December 31, 2012

(in thousands except per share data)

	RGS	Mercury	Pro Forma Adjustments		Pro Forma Combined
Net revenue	$92,891	$32,931	$—		$125,822
Cost of goods sold	69,859	23,084	—		92,943

Gross profit	23,032	9,847	—		32,879

Expenses:
Selling and operating	29,807	7,593	174	g	36,691
			(883)	a
General and administrative	8,909	2,577	994	b	12,480
Goodwill and other asset impairments	22,012	33,769	—		55,781

Total expenses	60,728	43,939	285		104,952

Earnings (loss) from operations	(37,696)	(34,092)	(285)		(72,073)
Interest and other expense	(790)	48	—		(742)

Earnings (loss) before income taxes	(38,486)	(34,140)	(285)		(72,815)
Income tax expense (benefit)	8,720	(4,897)	—		3,823

Net loss	$(47,206)	$(29,243)	$(285)		$(76,638)

Net loss per share:
Basic and diluted	$(1.77)				$(2.21)

Weighted-average shares outstanding:
Basic and diluted	26,673		7,900		34,669

Unaudited Pro Forma Condensed Combined Balance Sheet as of September 30, 2013

(in thousands except share data)

	RGS	Mercury	Pro Forma Adjustments		Pro Forma Combined
ASSETS
Current assets
Cash and cash equivalents	$2,302	$10,660	$(1,620)	d	$11,042
			(300)	b
Accounts receivable, net	17,119	2,053	—		19,172
Costs in excess of billings on uncompleted contracts	1,753	612	—		2,365
Inventory, net	6,934	1,119	—		8,053
Other current assets	2,607	2,091	—		4,698

Total current assets	30,715	16,535	(1,920)		45,330
Property and equipment, net	3,638	539	—		4,177
Goodwill and intangibles, net	2,347	3,681	—		6,028
Notes receivable, net	—	99	—		99
Deferred tax assets	—	3,833	—		3,833
Other assets	—	472	—		472

Total assets	$36,700	$25,159	$(1,920)		$59,939

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$19,330	$2,583	$—		$21,913
Accrued liabilities	2,998	1,157	—		4,155
Billings in excess of costs on uncompleted contracts	1,345	1,266	—		2,611
Related party debt	6,600	—	—		6,600
Other current liabilities	1,994	10	—		2,004

Total current liabilities	32,267	5,016	—		37,283
Related party debt	150	—	—		150
Common stock warrant liability	4,037	—	—		4,037
Other liabilities	357	4,352	(3,514)	c	1,195

Total liabilities	36,811	9,368	(3,514)		42,665

Commitments and contingencies
Shareholders’ equity:
Common stock	3	22	(22)	e	4
			1	f
Preferred stock	—	14,219	(14,219)	e	—
Additional paid-in capital	86,945	26,793	(26,793)	e	105,077
			18,132	f
Accumulated deficit	(87,059)	(25,243)	3,514	c	(87,807)
			21,729	e
			(728)	d
			(300)	b
			(217)	i
			497	h

Total shareholders’ equity	(111)	15,791	1,594		17,724

Total liabilities and shareholders’ equity	$36,700	$25,159	$(1,920)		$59,939

Notes to the Unaudited Pro Forma Condensed Combined Financial Statements

1. Description of Transaction

On August 8, 2013, Real Goods Solar and Mercury executed the Merger Agreement, pursuant to which Real Goods Mercury, Inc. will merge with and into Mercury. Mercury will continue as the surviving corporation and become an indirect wholly-owned subsidiary of Real Goods Solar. In connection with the closing of the Merger, Real Goods Solar will issue the merger consideration, consisting of 7,900,000 shares of Real Goods Solar Class A common stock, subject to adjustments based on the market price of the shares and the amount of Mercury’s working capital at closing, to holders of Mercury preferred stock in exchange for their shares of Mercury preferred stock.

The Merger Agreement contains certain termination rights for Real Goods Solar and Mercury, including the right to terminate the Merger Agreement if the Merger has not been completed on or before December 31, 2013, subject to extension in certain situations. Under certain circumstances, Real Goods Solar will be obligated to pay a termination fee of $350,000 or $400,000 and Mercury will be obligated to pay a termination fee of $500,000.

The Merger is expected to be completed during the fourth quarter of 2013 or the first quarter of 2014, subject to the satisfaction of closing conditions.

2. Accounting Policies

Upon consummation of the Merger, Real Goods Solar will review Mercury’s accounting policies. As a result of that review, it may become necessary to harmonize the combined entity’s financial statements to conform to those accounting policies that are determined to be more appropriate for the combined entity. The unaudited pro forma condensed combined financial statements do not assume any differences in accounting policies.

3. Estimate of Consideration Expected to be Transferred

The following consideration is expected to be transferred in connection with the Merger:

Total Real Goods Solar Class A common shares issued	7,111,142
Real Goods Solar’s stock price	$2.55

Estimated purchase price	$18,133,412

Real Goods Solar’s assumed stock price used in determining the estimate of consideration expected to be transferred is based on Real Goods Solar’s average closing price for the 20 trading days before ending November 18, 2013 and the closing price of Real Goods Solar Class A common stock on November 20, 2013. The estimated value of the consideration expected to be transferred reflected in these unaudited pro forma condensed combined financial statements does not purport to represent the actual value of the consideration that will be transferred when the Merger is consummated. The fair value of equity securities issued for consideration transferred in the Merger will be measured on the closing date of the Merger at the then-current market price and this requirement may result in a material difference in the value of the consideration transferred in the Merger. The table below represents the effect of a 20% increase or decrease in the volume weighted-average closing price on the estimated purchase price.

	20% Decrease in Volume Weighted-Average Closing Price		20% Increase in Volume Weighted-Average Closing Price
Base shares to be issued	4,800,000		4,800,000
Decrease in shares to be issued	—	(1)	(1,458,932)

Shares to be issued-transaction	4,800,000		3,341,068
Shares to be issued-working capital	3,100,000		3,100,000

Total shares to be issued	7,900,000		6,441,068
Closing price	2.55		2.55

Estimated purchase price	20,145,000		16,424,723

(1)	No adjustment to the base shares to be issued is required as the volume weighted-average closing price is within the collar of $2.56 and $3.00.

4. Estimate of Assets to be Acquired and Liabilities to be Assumed

The following is a preliminary estimate (in thousands) of the assets to be acquired and the liabilities to be assumed in the Merger, reconciled to the estimate of consideration expected to be transferred. The acquisition is accounted for under the purchase method of accounting. These are preliminary estimates and are subject to adjustments.

Acquired tangible assets and liabilities, net (1)	$18,630
Gain on bargain purchase	(497)

Fair value of assets acquired	$18,133

Purchase price	$18,133

(1)	The amount represents the pro forma net book value of Mercury as of September 30, 2013.

5. Pro Forma Adjustments

The pro forma adjustments included in the unaudited pro forma combined condensed financial statements are as follows:

a) To remove Mercury’s reported historical depreciation expense.

b) To record incentive compensation expense.

c) To remove dividends payable to holders of Mercury preferred stock, as Real Goods Solar historically has not paid dividends to shareholders.

d) Merger-related transaction costs are not included as a component of consideration transferred but are accounted for as expenses in the periods in which the costs are incurred. Total Merger-related transaction costs expected to be incurred by Real Goods Solar and Mercury are estimated to be approximately $1.8 million, of which $0 had been incurred in the year ended December 31, 2012, and $184,000 had been incurred in the nine months ended September 30, 2013 and are included in the historical financial statements of Real Goods Solar and Mercury, but are removed from the pro forma financial statements. The remaining $1.6 million, which is expected to be incurred in the fourth quarter of 2013 or the first quarter of 2014, is reflected in the unaudited pro forma condensed combined financial statements as a reduction to cash and increase to accumulated deficit.

e) To remove Mercury’s common stock, preferred stock, additional paid-in capital and accumulated deficit.

f) Reflects the issuance of 7,111,142 shares of Real Goods Solar Class A common stock to effect the Merger. The volume weighted-average closing price of shares of Real Goods Solar Class A common stock for the 20 trading days ending November 18, 2013, used to calculate the number of shares to issue in the transaction, is $3.59 per share. The closing price of Real Goods Solar Class A common stock on November 20, 2013, the most recent practicable date, is $2.55. As a result, the total purchase price measured at that date is $18.1 million.

g) To record depreciation expense for the fixed assets acquired.

h) To record the excess of the preliminary fair value of assets acquired and liabilities assumed over the purchase price consideration.

i) To record equity issue costs.

SELECTED HISTORICAL FINANCIAL INFORMATION

The following tables present selected historical financial information of Real Goods Solar and selected historical financial information of Mercury. Such financial information is provided to assist you in your analysis of the financial aspects of the Merger. The historical results included below and elsewhere in this joint proxy statement/prospectus are not indicative of the future performance of Real Goods Solar, Mercury or the combined company.

Real Goods Solar, Inc. Historical Financial Information

The following tables provide selected financial and operating data of Real Goods Solar as of, and for each of the years ended, December 31, 2012, 2011, 2010, 2009 and 2008, which are derived from Real Goods Solar’s audited consolidated financial statements, and as of September 30, 2013 and for the three and nine months ended September 30, 2013 and 2012, which are derived from Real Goods Solar’s unaudited condensed consolidated financial statements. The selected financial and operating data set forth below should be read in conjunction with, and are qualified in their entirety by reference to, the section entitled “Information Related to Real Goods Solar—Management’s Discussion and Analysis of Financial Condition and Results of Operation” and Real Goods’ financial statements and related notes included elsewhere in this joint proxy statement/prospectus. Historical results are not necessarily indicative of results to be expected in any future period.

	As of September 30, 2013	As of December 31,
		2012	2011	2010	2009	2008
	(In thousands)
Consolidated Balance Sheet Data
Cash and cash equivalents	$2,302	$10,390	$11,813	$11,123	$12,206	$12,339
Working capital (deficit)	(1,552)	377	18,751	23,559	20,583	22,300
Net property, plant and equipment	3,638	3,991	6,930	3,991	5,145	5,298
Total assets	36,700	42,308	89,549	47,599	42,930	39,701
Total debt	6,750	7,033	2,099	2,865	1,636	1,111
Total liabilities	36,811	38,383	38,473	38,383	12,957	9,147
Total stockholders’ equity	(111)	3,925	50,806	31,570	29,973	30,554

	Nine Months Ended		As of December 31,
	September 30, 2013	September 30, 2012	2012	2011 (b)	2010	2009 (a)	2008
Consolidated Statement of Operations Data
Net sales	$71,441	$66,061	$92,891	$109,257	$77,324	$64,328	$39,221
Cost of goods sold	54,821	48,578	68,859	81,397	55,814	48,371	28,779

Gross profit	16,620	17,483	23,032	27,860	21,510	15,957	10,442

Expenses:
Selling and operating	18,916	23,439	29,807	23,634	16,717	16,213	12,526
General and administrative	5,681	6,408	8,909	4,109	2,772	2,340	1,525
Acquisition-related costs	—	—	—	2,393	—	—	—
Goodwill and other asset impairments	—	22,012	22,012	—	—	—	27,192

Total expenses	24,597	51,859	60,728	30,136	19,489	18,553	41,243

Income (loss) from operations	(7,977)	(34,376)	(37,696)	(2,276)	2,021	(2,596)	(30,801)
Interest and other income (expense)	802	(295)	(790)	(184)	15	(2)	261

Income (loss) before income taxes	(8,779)	(34,671)	(38,486)	(2,460)	2,036	(2,598)	(30,540)

Income tax expense (benefit)	17	8,720	8,720	(560)	797	(1,021)	(2,590)

Net income (loss)	(8,796)	(43,391)	(47,206)	(1,900)	1,239	(1,577)	(27,950)
Net (income) attributable to noncontrolling interest	—	—	—	—	—	—	(5)

Net income (loss) attributable to Real Goods Solar, Inc.	$(8,796)	$(43,391)	$(47,206)	$(1,900)	$1,239	$(1,577)	$(27,955)

	Nine Months Ended		As of December 31,
	September 30, 2013	September 30, 2012	2012	2011 (b)	2010		2009 (a)	2008
Net income (loss) per share
Basic and diluted	$(0.31)	$(1.63)	$(1.77)	$(0.08)	$0.07		$(0.09)	$(1.86)

Weighted-average shares outstanding
Basic	28,276	26,672	26,673	23,572	18,301		18,181	15,014

Diluted	28,276	26,672	26,673	23,572	18,367		18,181	15,014

Consolidated Operating and Other Data
Cash provided by (used in) operating activities	$(8,672)	$(17,204)	$(12,688)	$1,965	$(298	)_	$151	$(8,653)
Capital expenditures and investing activities	(1,309)	(157)	(196)	3,468	(785)		(284)	(9,652)
Financing activities	1,893	9,375	11,461	(4,743)	—		—	30,102

Net increase (decrease) in cash and cash equivalents	$(8,088)	$(7,986)	$(1,423)	$690	$(1,083)		$(133)	$11,797

(a)	Includes the results of Carlson Solar, Independent Energy Systems and Regrid Power, following their acquisition by Real Goods Solar during 2008.
(b)	Includes the results of Alteris Renewables following its acquisition by Real Goods Solar during 2011 (described in “Information Related to Real Goods Solar—Management’s Discussion and Analysis of Financial Condition and Results of Operation—Mergers, Acquisitions and Offerings”).

Mercury Energy, Inc. Historical Financial Information

The following tables provide selected financial and operating data of Mercury as of, and for each of the years ended, December 31, 2012, 2011, 2010, 2009 and 2008, which are derived from Mercury’s audited consolidated financial statements, and as of September 30, 2013 and for the nine months ended September 30, 2013 and 2012, which are derived from Mercury’s unaudited condensed consolidated financial statements. The selected financial and operating data set forth below should be read in conjunction with, and are qualified in their entirety by reference to, the section entitled “Information Related to Mercury—Management’s Discussion and Analysis of Financial Condition and Results of Operation” and Mercury’s financial statements and related notes included elsewhere in this joint proxy statement/prospectus. Historical results are not necessarily indicative of results to be expected in any future period.

	As of September 30, 2013	As of December 31,
		2012	2011	2010	2009	2008
	(In thousands)
Consolidated Balance Sheet Data
Cash and cash equivalents	$10,606	$8,756	$12,611	$3,424	$5,853	$11,205
Restricted cash	54	66	50	—	—	—
Working capital	11,519	11,943	11,165	8,847	14,751	14,392
Net property, plant and equipment	539	1,111	2,041	2,313	1,259	183
Total assets	25,159	28,231	71,119	71,331	32,236	22,044
Total debt	—	—	—	—	—	—
Total liabilities	9,368	10,302	23,191	23,408	8,594	3,578
Total stockholders’ equity	15,791	17,929	47,928	47,923	23,642	18,466

	Nine Months Ended		As of December 31,
	September 30, 2013	September 30, 2012	2012	2011 (a)	2010	2009	2008
Consolidated Statement of Operations Data
Net sales	$10,295	$29,227	$32,931	$84,523	$55,028	$36,908	$11,111
Cost of goods sold	6,736	21,459	23,084	67,953	41,748	23,479	7,328

Gross profit	3,559	7,768	9,847	16,570	13,280	13,429	3,783

Expenses:
Selling and operating	3,676	5,221	6,710	10,228	8,729	4,862	719
General and administrative	1,033	2,263	2,577	3,944	2,761	1,984	453
Depreciation and amortization	472	680	883	1,214	987	406	110
Acquisition-related costs	—	—	—	390	—	—	—
Goodwill and other asset impairments	—	—	33,769	—	—	—	—

Total expenses	5,181	8,164	43,939	15,777	12,588	7,252	1,282

Income (loss) from operations	(1,622)	(396)	(34,092)	793	692	6,177	2,501
Interest and other income (expense)	(421)	(53)	(48)	79	(518)	21	90

Income (loss) before income taxes	(2,043)	(449)	(34,139)	715	174	6,198	2,591
Income tax expense (benefit)	(528)	—	(4,897)	432	182	2,425	1,101
Net income (loss)	(1,515)	(449)	(29,242)	283	(8)	3,773	1,490
Dividends on cumulative preferred stock	(683)	(501)	(876)	(835)	(795)	(324)	—

Net Income (loss) available to common shareholders	$(2,198)	$(950)	$(30,119)	$(552)	$(803)	$3,449	$1,490

Net income (loss) per share
Basic	$(0.10)	$(0.04)	$(1.34)	$(0.02)	$(0.05)	$0.65	$0.29

Diluted (b)	$(0.06)	$(0.02)	$(1.15)	$0.01	$(0.00)	0.18	$0.07

Weighted-average shares outstanding
Basic	22,555	22,555	22,555	22,555	16,684	5,292	5,198

Diluted	26,069	25,010	25,836	40,084	17,803	21,191	20,773

Consolidated Operating and Other Data
Cash provided by (used in) operating activities	$1,773	$(4,184)	$(3,486)	$11,305	$3,132	$(1,568)	$(1,676)
Capital expenditures and investing activities	65	(354)	(369)	(2,068)	(5,561)	(3,784)	(1,698)
Financing activities	—	—	—	—	—	—	14,571

Net increase (decrease) in cash and cash equivalents	$1,838	$(4,538)	$(3,855)	$9,237	$(2,429)	$(5,352)	$11,197

(a)	Includes the results of EOS Energy Solutions, K Star Corp. of NY and Mercury Solar Systems following their acquisition by Mercury before 2011.
(b)	The numerator for the calculation of diluted net income loss per share is derived by adding dividends on cumulative preferred stock to net income (loss) available to common shareholders.

Unaudited Comparative Per Share Data

The following table sets forth (a) the historical net income (loss) and book value per share of Real Goods Solar common stock in comparison to the pro forma net income (loss) and book value per share after giving effect to the Merger as an acquisition of Mercury, and (b) the historical net income (loss) and book value per share of Mercury common stock in comparison to the pro forma net income (loss) and book value per share after giving effect to the Merger as an acquisition of Mercury. Neither Real Goods Solar nor Mercury has declared dividends on its common stock since its formation. The information presented in this table should be read in conjunction with consolidated financial statements and the pro forma combined financial statements appearing elsewhere in this joint proxy statement/prospectus.

	Nine Months Ended September 30, 2013	Year Ended December 31, 2012
Historical—Real Goods Solar
Net income (loss) per share
Basic and diluted	$(0.31)	$(1.77)
Cash dividends (1)	—	$—
Book value per share—diluted	$0.00	$0.15

Historical—Mercury
Net income (loss) per share
Basic	$(0.09)	$(1.34)
Diluted	$(0.06)	$(1.15)
Cash dividends (2)	$—	$—
Book value per share—diluted	$0.61	$0.69

Pro Forma Combined:
Net income (loss) per share
Basic and diluted	$(0.31)	$(2.22)
Cash dividends	$—	$—
Book value per share—diluted	$0.66	$0.63

(1)	Real Goods Solar is not currently paying dividends on its common stock and does not anticipate paying cash dividends on its common stock in the foreseeable future.
(2)	Mercury is not currently paying dividends on its common stock and does not anticipate paying cash dividends on its common stock in the foreseeable future.

THE SPECIAL MEETINGS

Real Goods Solar:

Real Goods Solar’s board of directors is furnishing this joint proxy statement/prospectus to solicit proxies from Real Goods Solar’s shareholders for use at Real Goods Solar’s special meeting of shareholders. This joint proxy statement/prospectus provides you with the information you need to be able to vote or instruct your vote to be cast at the Real Goods Solar special meeting.

Mercury:

Mercury’s board of directors is furnishing this joint proxy statement/prospectus to solicit proxies from Mercury’s stockholders for use at Mercury’s special meeting of stockholders. This joint proxy statement/prospectus provides you with the information you need to be able to vote or instruct your vote to be cast at the Mercury special meeting. In addition, this document constitutes a prospectus covering the issuance of Real Goods Solar Class A common stock to holders of Mercury preferred stock pursuant to the Merger Agreement.

Date, Time and Place

Real Goods Solar:	Mercury:
The Real Goods Solar special meeting will be held as follows:	The Mercury special meeting will be held as follows:
10:00 a.m., local time	noon, local time
January 14, 2014	January 6, 2014
Real Goods Solar, Inc. 833 West South Boulder Road Louisville, Colorado 80027	Mercury Energy, Inc. 36 Midland Avenue Port Chester, NY 10573

Purposes of the Special Meetings

Real Goods Solar:

At the Real Goods Solar special meeting, Real Goods Solar’s shareholders will be asked to:

1.	consider and vote upon a proposal to approve, in accordance with Rule 5635 of The NASDAQ Stock Market Rules, the Real Goods Solar Stock Issuance;

2.	consider and vote upon a proposal to approve an amendment to the Incentive Plan to increase the number of shares authorized for issuance under the Incentive Plan;

3.	consider and vote upon a proposal to approve the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies in favor of the foregoing proposals; and

4.	transact any other business that may properly come before the special meeting or any adjournment or postponement of the special meeting.

Real Goods Solar Class A common stock is currently listed on The NASDAQ Capital Market. Under Rule 5635 of the NASDAQ Stock Market Rules, a company listed on The NASDAQ Capital Market is required to obtain shareholder approval before the issuance of common stock, among other things, (a) in connection with the acquisition of the stock or assets of another company if 20% or more of the common stock or voting power of the issuer outstanding before such issuance would be issued in connection with such acquisition transaction; and (b) in connection with a transaction other than a public offering involving the sale or issuance by the issuer of common stock (or securities convertible into or exercisable for common stock) equal to 20% or more of the common stock or 20% or more of the voting power outstanding before the issuance for less than the greater of book or market value of the stock. As of the record date, there were 36,335,894 shares of Real Goods Solar Class A common stock outstanding. In connection with the Merger and the Real Goods Solar Stock Issuance, Real Goods Solar expects to issue 7,900,000 shares of its Class A common stock, subject to working capital and market price adjustments, representing an increase of approximately 21.7% over the number of shares of Real Goods Solar Class A common stock outstanding as of the record date. The merger consideration is further described under “The Merger Agreement—Consideration to Be Received in the Merger.”

Real Goods Solar’s board of directors has unanimously approved the Merger Agreement, the Merger, the Real Goods Solar Stock Issuance and the other transactions contemplated by the Merger Agreement and the amendment to the Incentive Plan and determined that the Merger Agreement, the Merger, the Real Goods Solar Stock Issuance and the other transactions contemplated by the Merger Agreement and the amendment to the Incentive Plan are advisable to, fair to, and in the best interests of Real Goods Solar’s shareholders. Real Goods Solar’s board of directors unanimously recommends that Real Goods Solar’s shareholders vote “FOR” the proposal to approve the Real Goods Solar Stock Issuance, “FOR” the amendment to the Incentive Plan and “FOR” any adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies.

Mercury:

At the Mercury special meeting, Mercury’s stockholders will be asked to consider and vote upon the following matters:

•	a proposal to approve the Merger and the Merger Agreement, pursuant to which Real Goods Solar would acquire all of the outstanding capital stock of Mercury through the merger of Real Goods Mercury, Inc., a wholly-owned subsidiary of Real Goods Solar, with and into Mercury, with Mercury as the surviving corporation;

•	a proposal to approve the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies, in the event that there are not sufficient votes at the time of the special meeting to approve the foregoing proposal; and

•	to transact such other business as may properly come before the special meeting or any adjournment or postponement of the special meeting.

Mercury’s board of directors has unanimously approved the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement and determined that the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement are advisable to, fair to, and in the best interests of Mercury’s stockholders. Mercury’s board of directors unanimously recommends that Mercury’s stockholders vote “FOR” the approval of the Merger and the approval and adoption of the Merger Agreement, and “FOR” the adjournment of the Mercury special meeting if necessary or appropriate to permit further solicitation of proxies.

Record Date and Outstanding Shares

Real Goods Solar:

Only holders of record of Real Goods Solar Class A common stock at the close of business on November 29, 2013, the record date for the Real Goods Solar special meeting, are entitled to notice of, and to vote at, the Real Goods Solar special meeting. On the record date, there were 36,335,894 shares of Real Goods Solar Class A common stock issued and outstanding held by approximately 60 holders of record. Each share of Real Goods Solar Class A common stock entitles the holder of that share to one vote on each matter submitted for shareholder approval.

Mercury:

Only holders of record of Mercury preferred and common stock at the close of business on November 29, 2013, the record date for the Mercury special meeting, are entitled to notice of, and to vote at, the Mercury special meeting. On the record date, there were 15,575,000 shares of Mercury preferred stock issued and outstanding held by approximately 136 holders of record and 22,555,058 shares of Mercury common stock issued and outstanding held by approximately 11 holders of record. Each share of Mercury preferred and common stock entitles the holder of that share to one vote on each matter submitted for shareholder approval.

Security Ownership and Voting by Directors and Executive Officers

Real Goods Solar:

As of the record date for the Real Goods Solar special meeting, Real Goods Solar’s directors and executive officers and their affiliates beneficially owned or had the right to vote 8,395,089 outstanding shares of Real Goods Solar Class A common stock, representing approximately 22.8% of the shares issued and outstanding and entitled to vote at the Real Goods Solar special meeting. For more information regarding the security ownership of Real Goods Solar Class A common stock by directors, executive officers and certain beneficial owners of Real Goods Solar, see “Information Related to Real Goods Solar—Security Ownership of Management and Certain Beneficial Owners.” While there are no voting agreements or arrangements with any directors, officers or other shareholders of Real Goods Solar relating to the Merger of which Real Goods Solar is aware, to Real Goods Solar’s knowledge, all the directors and executive officers of Real Goods Solar and their affiliates intend to vote their shares of Real Goods Solar Class A common stock in favor of the proposal to approve the Real Goods Solar Stock Issuance and the amendment to the Incentive Plan. Gaiam and Riverside, who hold a substantial number of shares of the Real Goods Solar Class A common stock have informed Real Goods Solar that they intend to vote their shares in favor of the Real Goods Solar Stock Issuance, the amendment to the Incentive Plan and the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies in favor of the foregoing proposals.

Mercury:

As of the record date for the Mercury special meeting, Mercury directors and executive officers and their affiliates, beneficially owned or had the right to vote:

•	17,590,573 outstanding shares of Mercury common stock, representing approximately 77.9% of the issued and outstanding Mercury common stock entitled to be voted at the Mercury special meeting; and

•	450,000 outstanding shares of Mercury preferred stock, representing approximately 2.9% of the issued and outstanding Mercury preferred stock entitled to be voted at the Mercury special meeting.

Voting Agreements

In connection with the execution of the Merger Agreement, Real Goods Solar entered into a Pre-Voting Agreement with Mercury and three members of Mercury’s board of directors who currently hold approximately 2.9% of Mercury preferred stock and approximately 1.2% of the voting power of Mercury’s capital stock (each of whom are referred to herein as a supporting shareholder) under which the supporting shareholders agreed to vote their shares of Mercury’s capital stock in favor of adoption of the Merger Agreement and the transactions contemplated thereby and against certain actions or competing proposals that could breach or interfere with the Merger Agreement. See “The Merger—Interests of Mercury’s Directors and Executive Officers in the Merger—Voting Agreements.”

Each holder of Mercury preferred stock and common stock has signed the Existing Mercury Voting Agreement. The terms of the Existing Voting Agreement are described under “The Special Meeting—Quorum and Vote Necessary to Approve Proposals—Mercury.”

Quorum and Vote Necessary to Approve Proposals

Abstentions and Broker Non-Votes

For any item of business proposed at the special meetings, shareholders of Real Goods Solar and Mercury, as applicable, may vote “FOR,” “AGAINST” or “ABSTAIN.” If you elect to “ABSTAIN,” which is referred to as an “abstention,” your shares will be treated as shares present at the meeting entitled to vote but your vote will not be counted as a vote cast. However, abstentions are considered present for purposes of determining a quorum, even though they are not considered votes cast on that proposal since an abstention is not a vote cast.

If you hold shares beneficially in “street name” and do not provide your bank or broker with voting instructions, your shares may constitute “broker non-votes.” Generally, broker non-votes occur on a matter when a bank or broker is not permitted to vote on that matter without instructions from the beneficial owner and instructions are not given by the beneficial owner. In tabulating the voting result for any particular proposal, shares that constitute broker non-votes are considered present for purpose of determining a quorum but are not considered entitled to vote or votes cast on that proposal. Thus, a broker non-vote will make a quorum more readily attainable, but broker non-votes will not affect the outcome of any matter being voted on at the meetings except for the approval of the Merger Agreement and Merger by Mercury’s stockholders, which requires the affirmative vote of the holders of at least (a) 67% of the outstanding shares of Mercury preferred stock voting as a single class and (b) a majority of the outstanding shares of Mercury preferred stock (voting on an as-converted basis) and common stock, voting together as a single class.

Real Goods Solar:

The presence, in person or by proxy, of the holders of a majority of the outstanding votes eligible to be cast by the Real Goods Solar Class A common stock is necessary to constitute a quorum at the Real Goods Solar special meeting. Once a quorum is present, the affirmative vote of a majority of the votes cast by the holders of the Real Goods Solar Class A common stock is required to approve the Real Goods Solar Stock Issuance and the amendment to the Incentive Plan. Abstentions and broker non-votes will not be treated as votes cast and thus will have no effect on the outcome of this proposal. If the Real Goods Solar Stock Issuance is not approved, Real Goods Solar will not be able to effect the Merger under the terms set forth in the Merger Agreement.

Any adjournment of the special meeting requires the affirmative vote of a majority of the votes represented by the holders of Real Goods Solar Class A common stock, whether or not a quorum exists. Abstentions and broker non-votes will not be treated as votes represented and thus will have no effect on the outcome of this proposal.

Mercury:

The presence, in person or by proxy, of the holders of a majority of the outstanding votes eligible to be cast by holders of Mercury common stock and preferred stock is necessary to constitute a quorum at the Mercury special meeting.

Once a quorum is present, the affirmative vote of the holders of at least (a) 67% of the outstanding shares of Mercury preferred stock voting as a single class and (b) a majority of the outstanding shares of Mercury preferred stock (voting on an as-converted basis) and common stock, voting together as a single class will be required to approve the Merger and to adopt and approve the Merger Agreement. Because approval requires the affirmative vote of a majority of the voting power of the respective voting group, abstentions will have the same effect as a vote “AGAINST” the approval of the Merger Agreement and the Merger.

Each holder of Mercury preferred and common stock has signed the Existing Mercury Voting Agreement. The Existing Mercury Voting Agreement provides that:

•	each holder of Mercury preferred and common stock has previously agreed to vote in favor of any merger transaction that is approved by the holders of at least a majority of Mercury’s outstanding preferred stock;

•	each holder of Mercury preferred and common stock has previously granted a proxy to vote in favor of any such merger transaction if such stockholder fails to vote in favor of such merger transaction and it is approved by the holders of at least a majority of Mercury’s outstanding preferred stock; and

•	each holder of Mercury preferred and common stock has previously agreed to refrain from exercising dissenters’ rights with respect any merger transaction that is approved by the holders of at least a majority of Mercury’s outstanding preferred stock.

Because of the required preferred class vote and the “drag-along” obligations of the Mercury stockholders described above, Mercury will hold a class vote of the Mercury preferred stock at the Mercury special meeting. If holders of at least a majority of the outstanding shares of Mercury preferred stock vote in favor of approving the Merger and the Merger Agreement, then the proxies granted pursuant to the Existing Mercury Voting Agreement will be voted in favor of approving the Merger and the Merger Agreement and no contrary proxies received by Mercury in connection with its solicitation of proxies for the Mercury special meeting will be recognized. If holders of less than a majority of the outstanding shares of Mercury preferred stock vote in favor of approving the Merger and the Merger Agreement, then the preferred class vote requirement under the Mercury certificate of incorporation will not have been satisfied and the proposal to approve the Merger and the Merger Agreement will have been rejected by the Mercury stockholders.

Any adjournment of the Mercury special meeting requires the affirmative vote of a majority of the votes represented at the Mercury special meeting, whether or not a quorum exists. Because approval requires the affirmative vote of a majority of the votes represented at the Mercury special meeting, abstentions will have the same effect as a vote “AGAINST” approval of the adjournment.

Tabulation of the Votes

Real Goods Solar:

Real Goods Solar has appointed Anthony DiPaolo to serve as the Inspector of Election for the Real Goods Solar special meeting.

Mercury:

Mercury has appointed Andrew Zaref, to serve as the Inspectors of Election for the Mercury special meeting.

Proxies

The applicable proxy card will be sent to each Real Goods Solar and Mercury stockholder on or promptly after the record date. If you receive a proxy card, you may grant a proxy to vote on the proposals by marking, dating and signing your proxy card and returning it to Real Goods Solar or Mercury (as applicable) or by following the procedures to submit a proxy by telephone or through the Internet, in the case of Real Goods Solar’s shareholders, and by facsimile or email, in the case of Mercury’s stockholders. If you are a Real Goods Solar shareholder and hold your stock in the name of a bank, broker, custodian or other record holder, you should follow the instructions of the bank, broker, custodian or other record holder when voting your shares. All shares of stock represented by properly executed proxies (including those given by telephone or through the Internet, in the case of Real Goods Solar’s shareholders, and by facsimile or e-mail, in the case of Mercury’s stockholders) received before or at the Real Goods Solar special meeting or the Mercury special meeting (as applicable) will be voted in accordance with the instructions indicated on such proxies. Proxies that have been revoked properly and on time will not be counted either for quorum or voting purposes. If no instructions are indicated on a properly executed returned proxy (including those given by telephone or through the Internet), that proxy will be voted “FOR” each of the proposals presented at the special meeting.

Other Business

The Real Goods Solar and Mercury’s boards of director are not currently aware of any business to be acted upon at the shareholders meetings other than the matters described in this joint proxy statement/prospectus. If, however, other matters are properly brought before either meeting, the persons appointed as proxies for the applicable meeting will have discretion to vote or act on those matters according to their judgment.

Revocation of Proxies

You may revoke your proxy before it is voted by:

•	If you are a holder of record of Real Goods Solar Class A common stock, by completing, signing, dating and returning a new proxy card with a later date, by calling the toll-free number listed on the proxy card or by accessing the Internet website listed on the proxy card by 11:59 p.m. Eastern Time on January 13, 2014 or by attending the Real Goods Solar special meeting and voting by ballot.

•	If you are a holder of record of Mercury preferred stock or common stock, by completing, signing, dating and returning a new proxy card with a later date, by e-mail or facsimile to the address or number listed on the proxy card by 5:00 p.m. Eastern Time on January 3, 2014 or by attending the Mercury special meeting and voting by ballot.

•	If you are a record holder of Real Goods Solar Class A common stock or a record holder of Mercury preferred or common stock, by sending a notice of revocation, which must be received before your special meeting, to the designated representative of the appropriate company at the address provided under “Important Note” at the beginning of this joint proxy statement/prospectus.

Notwithstanding the foregoing, proxies granted by Mercury stockholders pursuant to the Existing Mercury Voting Agreement described in “The Special Meeting—Quorum and Vote Necessary to Approve Proposals” among Mercury stockholders may not be revoked in the event that holders of at least a majority of the outstanding shares of Mercury preferred stock vote “FOR” approving the Merger and the Merger Agreement.

Voting in Person at the Special Meetings

All shareholders of record of Real Goods Solar or Mercury may vote their shares in person by attending the applicable special meeting and submitting the ballot that will be provided there.

If your shares are held in “street name,” you may vote in person at the applicable special meeting if you have a legal proxy from the holder of record. You will need to ask the broker or bank or other institution holding your shares for a legal proxy and bring the legal proxy with you to the special meeting. You will not be able to vote your shares at the meeting without a legal proxy. If you request a legal proxy, any previously executed proxy will be revoked, and your vote will not be counted unless you appear at the special meeting and vote in person or legally appoint another proxy to vote on your behalf.

Solicitation of Proxies

In addition to solicitation by mail, Real Goods Solar and Mercury may make arrangements with brokerage houses and other custodians, nominees and fiduciaries to send proxy materials to beneficial owners. The directors, officers and employees of Real Goods Solar and Mercury may solicit proxies by telephone, Internet or in person. These directors, officers and employees will receive no additional compensation for doing so. In addition, Real Goods Solar has retained the proxy solicitation firm of Georgeson Inc. to assist Real Goods Solar with the solicitation of proxies. Real Goods Solar estimates that it will pay to Georgeson fees of approximately $7,000, plus out-of-pocket expenses for its services.

To ensure sufficient representation at the special meetings, Real Goods Solar and Mercury may request the return of proxy cards by telephone, the Internet or in person. The extent to which this will be necessary depends entirely upon how promptly proxy cards are returned. Real Goods Solar and Mercury urge you to send in your proxy without delay.

Each of Real Goods Solar and Mercury will pay the cost of soliciting proxies, including the cost of preparing and mailing this joint proxy statement/prospectus and the expenses incurred by brokerage houses, nominees and fiduciaries in forwarding proxy materials to beneficial owners.

Assistance

If you need assistance in completing your proxy card or have questions regarding the various voting options with respect to the special meeting, Real Goods Solar’s shareholders should call Georgeson Inc., Real Goods Solar’s proxy solicitor, at 1-866-821-2550 or Real Goods Solar’s corporate secretary at 303-222-8400. Mercury’s stockholders should call Andrew Zaref at 914-600-6534.

THE MERGER

The discussion in this joint proxy statement/prospectus of the Merger and the principal terms of the Merger Agreement are subject to, and are qualified in their entirety by reference to, the Merger Agreement, a copy of which is attached to this joint proxy statement/prospectus as Annex A and is incorporated by reference into this joint proxy statement/prospectus.

General Description of the Merger

The Merger is structured as a stock-for-stock transaction. Before entering into the Merger Agreement, Real Goods Solar formed Real Goods Mercury, Inc., a new wholly-owned subsidiary incorporated in Delaware. The Merger Agreement contemplates that Real Goods Mercury will merge with and into Mercury with Mercury as the surviving corporation.

Under the terms of the Merger Agreement, for each share of Mercury preferred stock, holders of Mercury preferred stock will have the right to receive the merger consideration, which is their pro rata share of the number of shares of Real Goods Solar Class A common stock issued as a result of the Merger. Real Goods Solar will issue 7,900,000 shares of its Class A common stock, subject to adjustments based on the market price of the shares and the amount of Mercury’s working capital at closing. The number of shares to be issued at closing to the holders of Mercury preferred stock is also subject to reduction for shares to be placed in escrow.

The number of shares of Real Goods Solar Class A common stock issuable as merger consideration is subject to a market price adjustment and will be increased in the event that the Average Closing Price is less than $2.56, and will be decreased in the event that the Average Closing Price is greater than $3.00, in each case, calculated in a manner set forth in the Merger Agreement and as further described under “The Merger Agreement—Consideration to Be Received in the Merger.” No fractional shares of Real Goods Solar will be issued. Based on an Average Closing Price of $3.59, which is the Average Closing Price that would have been applicable had the effective time of the Merger occurred on November 20, 2013, each share of Mercury preferred stock would receive approximately 0.39 shares of Real Goods Class A common stock at closing, without giving effect to any working capital adjustment and assuming that 979,518 shares out of the merger consideration are placed into escrow at closing. Additional shares could be issued to holders of Mercury preferred stock to the extent that shares held in escrow (described below) are not returned to Real Goods Solar or issued as retention bonuses.

If the amount of Mercury’s estimated working capital at the effective time of the Merger will be higher or lower than a working capital target of approximately $9.3 million (subject to reduction if the Merger is not consummated before December 31, 2013), the number of shares of Real Goods Solar Class A common stock paid at the effective time of the Merger is increased or decreased, as the case may be, and as further described under “The Merger Agreement—Consideration to Be Received in the Merger.” After the effective time of the Merger, the parties will determine Mercury’s actual working capital and, if necessary, adjust the number of shares of Real Goods Solar Class A common stock constituting the merger consideration.

Immediately following completion of the Merger, based on the number of Real Goods Solar Class A common stock and Mercury preferred stock outstanding on November 20, 2013, Real Goods Solar’s shareholders immediately before the Merger and would own approximately 83.6% of the combined company and former holders of Mercury preferred stock would own approximately 16.4% of the combined company, subject to adjustment based on how the shares of Real Goods Solar Class A common stock held in escrow are ultimately distributed.

A portion of the shares issuable as part of the merger consideration will be placed into escrow and distributed in accordance with an escrow agreement to (a) refund merger consideration to Real Goods Solar in case the post-closing determination of Mercury’s working capital is lower than the estimated working capital at closing, (b) fund payment of indemnification claims, if any, made by Real Goods Solar or certain other indemnified parties, and (c) fund payment retention bonuses under the retention bonus agreements entered into by Mercury and three members of Mercury’s management team.

Based on an Average Closing Price of $3.59, which is the Average Closing Price that would have been applicable had the effective time of the Merger occurred on November 20, 2013, 417,827 shares would be placed into escrow to secure obligations pursuant to clauses (a) and (b) above and 561,690 shares would be placed into escrow to fund the retention bonus payments. The amount of the merger consideration that is escrowed to secure indemnification claims is increased if, before the closing of the Merger, a Mercury stockholder exercises appraisal rights in connection with the Merger or a legal action is brought against Mercury or Real Goods Solar by a Mercury stockholder in connection with the Merger. If shares are not needed to fund obligations under clauses (a) or (b) or if all or a portion of the retention bonus shares are not earned, the holders of Mercury preferred stock will receive their pro rata portion of such shares.

Real Goods Solar will not issue any fractional shares of Real Goods Solar Class A common stock in the Merger. Instead, to the extent that an outstanding share of Mercury preferred stock would otherwise have become a fractional share of Real Goods Solar Class A common stock, the holder, upon presentation of such fractional interest represented by an appropriate certificate for Mercury preferred stock to the exchange agent, will receive a cash payment equal to the dollar value of the fractional share. See “The Merger—Consideration to Be Received in the Merger.”

Pursuant to the terms of the Mercury Certificate of Incorporation filed on July 13, 2008, upon a sale or merger of Mercury, the Mercury preferred stockholders are entitled to a liquidation preference of approximately $31.2 million (as of November 20, 2013) before the Mercury common stockholders will be entitled to receive any consideration from such sale or merger transaction. Based on an Average Closing Price of $3.59, which is the Average Closing Price that would have been applicable had the effective time of the Merger occurred on November 20, 2013, the number of shares of Real Goods Solar Class A common stock issuable as merger consideration would be 7,111,142. Based on this number of shares issuable as merger consideration, the closing price per share of Real Goods Solar Class A common stock on the effective date of the Merger would need to exceed $4.76 for the aggregate value for the merger consideration (net of the aggregate amount of retention bonuses payable to three members of Mercury’s management team pursuant to the Merger Agreement) to exceed $31.2 million. As a result, the Mercury common stockholders are not anticipated to receive any merger consideration in connection with the Merger and all shares of Mercury common stock will be canceled and of no further value upon the consummation of the Merger. Further, all outstanding options and warrants to acquire Mercury capital stock will be cancelled and extinguished immediately before the closing of the Merger and the holders thereof are not anticipated to receive any merger consideration.

At the time of their respective special meetings, Real Goods Solar’s shareholders and Mercury’s stockholders will not know the exact value of the Real Goods Solar Class A common stock that will be issued in connection with the Merger. The value of the merger consideration received by holders of Mercury preferred stock may increase or decrease depending on fluctuations in the price of Real Goods Solar Class A common stock. Based on an Average Closing Price of $3.59, which is the Average Closing Price that would have been applicable had the effective time of the Merger occurred on November 20, 2013, 7,111,142 shares of Real Goods Solar Class A common stock would be issued pursuant to the Merger Agreement, subject to any applicable adjustment for working capital. In addition, 979,518 of these shares would be placed into escrow as described above.

Real Goods Solar may terminate the Merger Agreement at any time after Real Goods Solar and Mercury have obtained the requisite shareholder approvals for the Merger and the other transactions contemplated by the Merger Agreement if the Average Closing Price of the Real Goods Solar Class A common stock is below $2.15, provided that within five days of delivery of the related termination notice, Mercury may provide notice to Real Goods Solar of its desire to move forward with the closing of the Merger, in which case, the definition of “Average Closing Price” will be $2.15. As is the case with any right under the Merger Agreement, Real Goods Solar could waive this termination right and consummate the Merger at an Average Closing Price less than $2.15 if it desires to do so. If the effective date of the Merger had been November 20, 2013, the Average Closing Price would have been $3.59. There can be no assurance that Real Goods Solar will not exercise this right if the Average Closing Price is below $2.15.

Background to the Merger

In August 2012, Mercury’s board of directors determined that, given the decline in backlog and new sales, mostly as a result of less than favorable state subsidies for solar systems, competitive pricing pressures, and the need to offer financing solutions to commercial customers, the company should consider alternatives, including a potential sale process, a wind-down process or an acquisition, to maximize shareholder value and to protect its liquidity position. Mercury held discussions with investment banking firms and analysts regarding strategic alternatives (although Mercury did not formally engage a financial advisor) and opened up dialogues with several leading solar integrators and suppliers, and potential investors introduced by members of Mercury’s management team, regarding a potential sale process as part of an informal market check overseen by Mercury’s board of directors. In February 2013, Mercury approached Riverside regarding a potential sale of Mercury to Real Goods Solar. The discussions described below followed. Although Mercury held discussions with various potential strategic buyers and acquisition targets, Mercury did not identify any buyers other than Real Goods Solar that had the financial wherewithal to acquire Mercury and were interested in doing so or any acquisition targets that would provide Mercury with additional backlog and new sales that could be acquired by Mercury at a price Mercury could afford to pay. Mercury received no formal offers to enter into an alternative strategic transaction as a result of these discussions. Mercury also gave its management team the opportunity to present an offer to acquire the company; however, the management team did not make an offer. Mercury’s board of directors believes that Mercury’s management team did not do so because the management team did not have access to the financial resources to make an offer that was competitive. In March 2013, Mercury’s board of directors formed a special committee comprised of non-employee directors to further explore and evaluate strategic alternatives, including the potential acquisition by Real Goods Solar. The members of the special committee are Richard White, Timothy Greener and Peter Kaufmann, each of whom is entitled to receive a fee of $25,000 for participation in the committee. See “The Merger—Interests of Mercury’s Director and Executive Officers in the Merger” and “The Merger—Interests of Mercury’s Director and Executive Officers in the Merger—Retention Bonuses, Transition Consulting Agreements and Employment Offers.”

Beginning in late 2012 and into the second quarter of 2013, Real Goods Solar’s board of directors explored capital raising options and potential mergers and acquisitions transactions to grow the business. Real Goods Solar engaged two investment banks, KPMG and Roth, to provide advice and to identify strategic alternatives, including among other things, capital raising and merger and acquisition options and opportunities. See “The Merger—Real Goods Solar’s Financial Advisor.” This process did not result in any formal mergers and acquisition offers with terms Real Goods Solar’s board of directors considered to be acceptable, other than the Merger. In this process, Real Goods Solar considered raising capital in registered offerings and private placements of securities. Real Goods Solar’s board of directors determined that a registered offering of securities was not in the best interest of the company and its shareholders because the market price of Real Goods Solar’s Class A common stock at the time was not favorable for raising capital in this manner, the associated transaction costs would have been high relative to the amount of capital raised, and the dilution to Real Goods Solar’s shareholders was considered relatively high when weighed against the benefit from the amount of capital estimated to be raised. Instead, Real Goods Solar began to negotiate a private placement of convertible securities with a group of purchasers but Real Goods Solar’s board of directors ultimately determined that the terms of the private placement were not in the best interest of the company and its shareholders because the terms of the convertible securities would significantly limit Real Goods Solar’s ability to raise additional capital and engage in merger and acquisition transactions in the future and the dilution to Real Goods Solar’s shareholders was considered relatively high when weighed against the benefit from the amount of capital estimated to be raised. Subsequently, after an increase in the market price of the Real Goods Solar Class A common stock, Real Goods Solar closed a different private placement of securities on terms Real Goods Solar’s board of directors considered more favorable, as described below.

In February 2013, Real Goods Solar and Mercury entered into discussions regarding a potential acquisition of Mercury by Real Goods Solar. Real Goods Solar and Mercury signed a non-binding letter of intent on March 29, 2013 which provided that holders of equity in Mercury would receive no less than 10,000,000 shares and no more than 11,000,000 shares of Real Goods Solar Class A common stock as consideration for the proposed transaction, and required that Mercury have at least $10.0 million in cash before the payment of Mercury’s expenses in connection with a proposed transaction. Thereafter the parties began several months of diligence and negotiations.

On May 2, 2013 the parties agreed upon a more detailed non-binding term sheet which provided that the proposed merger would occur subject to the following revised terms: holders of equity in Mercury would receive 11,000,000 shares of Real Goods Solar Class A common stock as consideration for the proposed transaction, subject to the followings adjustments (a) the working capital target of Mercury as of the closing date would be $10.0 million and in the event that working capital as of the closing date was greater or less than the $10.0 million, the number of shares issued to the Mercury’s equity holders would be increased or decreased, as applicable, by a number of shares equal to the difference between the working capital as of the closing and $10.0 million divided by the volume weighted average price of the Real Goods Solar common shares for the twenty previous trading days as of the signing date of the proposed Merger Agreement and (b) in the event that the Average Closing Price used to determine the working capital adjustment described above on the date the Merger Agreement would be executed was below $1.41, the exchange ratio for the shares would be increased by an amount equal to the proportional change in stock price, and in the event that such Average Closing Price was $2.60 or greater, the exchange ratio would be decreased by the proportional change in the stock price. In addition, within five business days following the signing of the proposed Merger Agreement, Mercury would provide Real Goods Solar with a $3.0 million loan secured by a second lien on Real Goods Solar’s assets. Upon closing of the proposed transaction, the principal balance and any accrued interest of the loan would be added to the cash and cash equivalent requirement for purposes of the working capital calculation. The proposed loan would mature and be due and payable on March 31, 2014. In the event that the transaction failed to close, the loan would accrue interest at 15% per year, and Mercury would also receive five year warrants to purchase 300,000 shares of Real Goods Solar Class A common stock at an exercise price equal to the five day volume weighted average price the Real Goods Solar Class A common stock as of the date of the termination of the proposed Merger Agreement.

In May 2013, after a number of positive reports on the solar industry and continued growth of the sector, the market price of the stock of several companies in the solar energy business began to rise sharply. Real Goods Solar also saw significant investor interest and a rise in its stock price. Roth, who Real Goods Solar had retained to provide advice and to identify strategic alternatives, including among other things, capital raising and merger and acquisition options and opportunities, but not to consult on the relative advantages and disadvantages of the Merger, proposed that Real Goods Solar take advantage of the increased interest in solar energy stock and conduct a private placement of Real Goods Solar securities. As a result, on May 24, 2013, Real Goods Solar entered into a securities purchase agreement with unaffiliated investors for the private placement of an aggregate of 3,366,974 shares of Real Goods Solar Class A common stock and warrants to purchase an aggregate of 1,683,488 shares of Real Goods Solar Class A common stock at an exercise price of $2.75 per share. The private placement closed on June 3, 2013 and generated aggregate gross proceeds of approximately $9.25 million. In connection with the private placement, Real Goods Solar ceased negotiations with Mercury on May 22, 2013, and, as a result of the successful private placement, the original letter of intent and term sheet were formally abandoned.

On June 9, 2013, Real Goods Solar and Mercury resumed discussions. On June 22, Mercury and Real Goods Solar entered into a new non-binding letter of intent which provided that Real Goods Solar would acquire Mercury and Mercury’s equity holders would receive 6,000,000 shares of Real Goods Solar Class A common stock and $4.9 million worth of convertible promissory notes, subject to the followings adjustments (a) the working capital target of Mercury as of the Closing Date would be $10.0 million (including up to $700,000 of transaction expenses) and in the event that working capital as of the closing date for the proposed Merger was greater or less than the $10.0 million, the number of shares issued to the Mercury’s equity holders would be increased or decreased, as applicable, by a number of shares equal to the difference between the working capital as of the closing and $10.0 million divided by the volume weighted average price of the Real Goods Solar Class A common stock for the 20 previous trading days as of the closing date of the proposed Merger, and (b) in the event that the Average Closing Price used to determine the working capital adjustment described above, as of the date the Merger Agreement would be executed, fell below $2.56, the exchange ratio for 2,900,000 of the shares and the notes would be increased by an amount equal to the proportional change in stock price, and in the event the such Average Closing Price was $3.00 or greater, the exchange ratio for 2,900,000 of the shares and the notes would be decreased by the proportional change in the stock price. The convertible promissory notes would convert to Real Goods Solar Class A common stock, when, and if, Real Goods Solar’s shareholders approved such conversion, at a conversion rate equal to the Real Goods Solar stock price used to calculate the exchange ratio as of the closing date.

Following the execution of the new letter of intent, Mercury determined that the Merger could not be structured as a tax-free reorganization with the inclusion of the convertible note feature. As a result, the parties resumed negotiations and determined that the merger consideration would consist solely of Real Goods Solar Class A common stock. Over the next several days, Mercury and Real Goods Solar engaged in discussions regarding the terms of a stock-for-stock transaction, including an exchange ratio that might be acceptable to both companies. After agreeing on terms acceptable to both companies, Real Goods Solar began drafting the Merger Agreement with its outside counsel and conducted further due diligence with the assistance of the Mercury management team. Legal negotiations and due diligence ensued and continued until July 31, 2013. The specific formula for the exchange ratio and other features of the Merger were determined by negotiation during this time period.

On July 31, 2013, Real Goods Solar’s board of directors met to review and discuss the Merger Agreement. The board of directors voted unanimously to approve the Merger. Following Real Goods Solar’s board of directors meeting, the parties concluded final negotiations. On August 8, 2013, Real Goods Solar’s board of directors approved the final form of the Merger Agreement and the parties executed the Merger Agreement. On August 9, 2013, the parties jointly issued a press release announcing the Merger Agreement.

Determination of Amount of Merger Consideration

Real Goods Solar’s Analysis:

The total merger consideration to be paid for Mercury is 7,900,000 shares of Real Goods Solar Class A common stock, subject to adjustments based on the market price of the shares and the amount of Mercury’s working capital at closing as set forth in the Merger Agreement.

For internal purposes, Real Goods Solar determined the value of Mercury by reference to two components:

1.	Valuation of liquid assets (cash plus net value of assets minus settlement value of liabilities); and

2.	Value of the existing business as a going concern.

Real Goods Solar evaluated component 1 by analyzing Mercury’s June 30, 2013 unaudited financial statements and the underlying sub-ledgers and supporting accounting detail. In addition, Real Goods Solar reviewed Mercury’s balance sheets, income statements and management reports as of and for the periods ended March 31, 2013 and December 31, 2012 and 2011 in an attempt to determine whether they revealed any material trends or information that should be taken into account when analyzing the June 30, 2013 detail. In addition, the carrying values of assets and liabilities were evaluated to determine that Mercury had applied its accounting policies consistently for the periods reviewed. For current assets, including cash and current liabilities, such values were reported at the lower of cost or fair value. For long-term assets, consisting primarily of fixed assets of approximately $600,000, it was determined that carrying value approximated fair value. As of June 30, 2013, excluding cash, Mercury’s net assets minus current liabilities were approximately zero and Mercury had no non-current liabilities. Mercury had cash on hand of approximately $10.0 million at all times during 2013 and its cash on hand was $11.5 million at June 30, 2013. Mercury is expected to operate at near break-even or incur a small cash loss of no more than $500,000 through closing of the Merger, and is expected to incur approximately $700,000 of transaction costs in the Merger. As a result of the foregoing, Real Goods Solar valued component 1 at between $9.0 million and $10.0 million, based on the value of the underlying cash (which was $11.5 million at

June 30, 2013 and is projected to be $9.3 million at the closing of the Merger according to Mercury’s management), net of transaction expenses. In determining the number of shares of Real Goods Solar Class A common stock to be allocated to the component 1 value, Real Goods Solar used the closing price of the Real Goods Solar Class A common stock as of June 30, 2013, $2.67, and applied a 25% discount to reflect the terms in Real Goods Solar’s June 3, 2013 private placement. As a result, approximately 4,800,000 shares of the merger consideration is allocated to the component 1 value.

In analyzing component 2, Real Goods Solar examined Mercury’s relative size against its own by comparing certain data points such as relative size, projected 2013 revenues, number of employees, and backlog. Based on this comparison and Real Goods Solar’s market cap on June 30, 2013 of approximately $80.0 million, Real Goods Solar estimated Mercury’s relative size to be approximately 10-20% of Real Goods Solar’s value, or between $8.0 million and $16.0 million. Real Goods Solar conservatively valued component 2 at the lower end of the $8.0 million to $16.0 million range, in part to reflect that the entire value of Mercury’s liquid assets was allocated to component 1, and none to component 2. Using the closing price of the Real Goods Solar Class A common stock on June 30, 2013, $2.67, and applying a 25% discount to reflect the terms in Real Goods Solar’s June 3, 2013 private placement (the same per share price and discount to market price as for component 1) Real Goods Solar allocated approximately 3,100,000 shares of the merger consideration to component 2.

Once Real Goods Solar had estimated Mercury’s value, it considered additional historical and projected financial information provided by Mercury as indicators of Mercury’s future performance as a stand-alone business, including Mercury’s results of operations for the year ending December 31, 2012, projected revenue for 2013 of approximately $17 million, and limited EBITDA projections. Real Goods Solar considered such additional historical and projected financial information solely to confirm the trends and conclusions it reached in assessing components 1 and 2. The table below sets forth the projected EBITDA information Mercury provided to Real Goods Solar and is referred to herein as the “EBITDA projections.” Mercury provided the EBITDA projections together with assumptions limited to trend comparisons to historical results of operations.

Year	2014	2015	2016	2017
EBITDA	$1,100,000	$1,000,000	$1,500,000	$1,500,000

The EBITDA projections were developed by Mercury’s management and provided by Mercury to Real Goods Solar in connection with Real Goods Solar’s due diligence review of the Merger. The EBITDA projections do not constitute guidance. It is not provided to influence you to make any investment decision with respect to the Merger or otherwise, but is provided only because Mercury made the EBITDA projections available to Real Goods Solar in evaluating a potential transaction between the two companies. The presentation of the EBITDA projections should not be regarded as an indication that Real Goods Solar or any of its advisors or anyone who received such information then considered, or now considers, it as necessarily predictive of actual or future events, and such information should not be relied upon as such. There can be no assurance that the EBITDA projections will be realized or that actual results will not be significantly higher or lower than projected. The EBITDA projections cover multiple years and such information by its nature becomes subject to greater uncertainty with each successive year. The internal financial projections of Mercury’s management, upon which the EBITDA projections were based, reflect the subjective judgment of Mercury’s management in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. As such, the EBITDA projections constitute forward-looking information and are subject to risks and uncertainties that could cause actual results to differ materially from the results forecasted in the EBITDA projections and should be read in light of the factors discussed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements.” The EBITDA projections were prepared by Mercury in the first quarter of 2013 and before the execution of the Merger Agreement on August 8, 2013. The EBITDA projections do not take into account any circumstances or events occurring after the date they were prepared. Real Goods Solar does not intend to update such information.

Neither Real Goods Solar’s valuation of the merger consideration nor Mercury’s EBITDA projections were prepared with a view toward public disclosure or toward complying with GAAP, the published guidelines of the SEC regarding projections and the use of non-GAAP financial measures, or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither Real Goods Solar’s nor Mercury’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the EBITDA projections, nor have they expressed any opinion or any other form of assurance on such information or its achievability. Further, the EBITDA projections do not take into account the transactions contemplated by the Merger Agreement and do not take into account other matters related to the Merger, including the impact of negotiating or executing the Merger Agreement, the expenses that may be incurred in connection with completing the Merger, the potential synergies that may be achieved by the combined company as a result of the Merger, the effect of any business or strategic decision or action that has been or will be taken as a result of the Merger Agreement having been executed, or the effect of any business or strategic decisions or actions which would likely have been taken if the Merger Agreement had not been executed but which were instead altered, accelerated, postponed or not taken in anticipation of the merger. The EBITDA projections should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding Mercury contained in this joint proxy statement/prospectus. In light of the foregoing factors and the uncertainties inherent in the EBITDA projections, shareholders are cautioned not to place undue reliance on the EBITDA projections.

Mercury’s Analysis:

Mercury’s board of directors and its special committee, have concluded that, given Mercury’s current financial and competitive situations including the relative size of its project backlog, the highly competitive markets in which it competes and the fact that Mercury incurred an operating loss in 2012 and through June 30, 2013, and the fact that no other sale transaction is available at a valuation equal to or in excess of the merger consideration, the Merger and the merger consideration represent the best strategic alternative for Mercury and its stockholders in terms of maximizing stockholder value and protecting liquidity.

Recommendation of Real Goods Solar’s Board of Directors and Real Goods Solar’s Reasons for the Merger

Real Goods Solar’s board of directors has unanimously approved the Merger Agreement, the Merger, the Real Goods Solar Stock Issuance and the other transactions contemplated by the Merger Agreement and determined that the Merger Agreement, the Merger, the Real Goods Solar Stock Issuance and the other transactions contemplated by the Merger Agreement are advisable, fair to and in the best interests of Real Goods Solar and its shareholders. Real Goods Solar’s board of directors unanimously recommends that Real Goods Solar’s shareholders vote “FOR” the proposal to approve the Real Goods Solar Stock Issuance.

In reaching the decision to proceed with the Merger Agreement and recommend it for approval by Real Goods Solar’s shareholders, the board of directors consulted with Real Goods Solar management and its legal advisors, and considered a variety of factors with respect to the Merger, including those matters discussed in “The Merger—Background of the Merger.” As discussed in greater detail below, these consultations included discussions regarding Mercury’s past and current business operations and financial condition, its future prospects, the strategic rationale for the transaction, and the terms and conditions of the Merger Agreement. The following discussion of the information and factors considered by Real Goods Solar’s board of directors is not exhaustive. In view of the wide variety of factors considered in connection with the Merger, Real Goods Solar’s board of directors did not consider it practical, nor did it attempt, to quantify or otherwise assign relative weight to different factors it considered in reaching its decision. In addition, individual members of Real Goods Solar’s board of directors may have given different weight to different factors. Real Goods Solar’s board of directors considered this information as a whole, and overall considered it to be favorable to, and in support of, its determination and recommendations. Among the material information and factors considered by Real Goods Solar’s board of directors were the following:

•	Increased Scale. Real Goods Solar’s board of directors considered that the Merger will create a diversified combined company with significant scale and scope—one of the largest U.S. solar installation companies measured by installed customers. The scale, scope and diversification of the combined company, compared to Real Goods Solar on a stand-alone basis, are expected to result in (a) increased financial stability, (b) superior access to capital, (c) greater purchasing power with suppliers, (d) greater ability to spread business strategy execution risk across a larger enterprise and (e) a stronger voice in shaping national and relevant state solar energy development policies.

•	Strength of Northeast Market. Real Goods Solar’s board of directors considered that the Northeast part of the United States has become one of the fastest growing segments of the residential and commercial solar electric market in the United States. To be a strong national player, Real Goods Solar believes it is important to achieve success in states such as New York, New Jersey and Massachusetts. Merging with Mercury provides a strong presence in these critical markets while providing for additional depth and capabilities for expansion across the entire East Coast as required.

•	Strength of Real Goods Solar Brand in Northeast. Real Goods Solar’s board of directors considered that Real Goods Solar has already developed brand presence in the Northeast market following its acquisition of Alteris Renewables (described in “Information Related to Real Goods Solar—Management’s Discussion and Analysis of Financial Condition and Results of Operation—Mergers, Acquisitions and Offerings”), and the Merger will allow for the expansion of that brand presence.

•	Combined Expertise. Real Goods Solar’s board of directors considered that the Merger will combine complementary areas of expertise, including operational, engineering, sales, and marketing skill sets, and the significant prior experience the two companies have had integrating merged businesses. Mercury for example brings significant expertise with commercial business. The combined company is expected to draw upon the intellectual capital, technical expertise, and experience of a deeper and more diverse workforce.

•	Cost Savings and Efficiencies. Real Goods Solar’s board of directors considered that the Merger will result in cost savings from centralizing certain functions (dollars in thousands):

Human resources	$80.0
Information technology	95.0
Marketing	65.0
Audit	70.0
Legal	130.0
Payroll	50.0
Total	$490.0

Real Goods Solar’s board of directors also considered efficiencies and productivity enhancements that will likely result from rolling out more sophisticated systems, processes and procedures across the combined organization. While no assurance can be given that any particular level of cost savings or efficiencies can be achieved, management believes that some meaningful benefits can be realized.

•	Alternatives to the Merger. Real Goods Solar’s board of directors carefully considered a range of strategic alternatives to the Merger as further described under “The Merger—Background to the Merger.”

•	Recommendation of Management. Real Goods Solar’s board of directors considered Real Goods Solar management’s recommendation in support of the Merger.

•	Due Diligence. Real Goods Solar’s board of directors considered the scope of the due diligence investigation conducted by Real Goods Solar’s management and outside advisors, including legal advisors, and evaluated the results of those investigations.

•	Terms of the Merger Agreement. Real Goods Solar’s board of directors reviewed the terms of the Merger Agreement, including the degree of representations, obligations and rights of the parties under the Merger Agreement, the conditions to each party’s obligation to complete the Merger, and the instances in which each party is permitted to terminate the Merger Agreement. See “The Merger Agreement” for a detailed discussion of the terms and conditions of the Merger Agreement.

•	Likelihood of Completion of the Merger. Real Goods Solar’s board of directors considered the likelihood that the Merger will be completed on a timely basis, including the likelihood that the Merger will receive approvals from both companies’ shareholders.

•	Employee Matters. Real Goods Solar’s board of directors considered that the combined company will give fair and equitable consideration to employees in connection with job opportunities and any workforce reductions in the combined company.

Real Goods Solar’s board of directors also considered the potential risks of the Merger, including the following:

•	Mercury Business Risks. Real Goods Solar’s board of directors considered the execution risk involved with Mercury’s business. Some of these potential risks include a lack of sales, installation challenges, cost overruns, elimination or reduction of incentives, increased competition, and the loss of key members of management.

•	Mercury Historical Financial Performance. Real Goods Solar’s board of directors considered the historical financial performance of Mercury for the years ended December 31, 2012 and 2011, and for the six months ended June 30, 2013. There is no assurance that Mercury will be able to reverse its recent history of losses.

•	Integration. Real Goods Solar’s board of directors considered the challenges inherent in the combination of two business enterprises of the size and scope of Real Goods Solar and Mercury, including the possibility of not achieving the anticipated efficiencies and other benefits of the Merger.

•	Restrictions on Interim Operations. Real Goods Solar’s board of directors considered the provisions of the Merger Agreement placing restrictions on Real Goods Solar’s ability to influence and control the operations of Mercury until completion of the Merger.

•	Diversion of Focus. Real Goods Solar’s board of directors considered the risk of diverting management focus, employee attention and resources from other strategic opportunities and from operational matters while working to complete the Merger.

•	Governance Arrangements. Real Goods Solar’s board of directors considered the possibility that one or more of the senior executive officers for the combined company might be unable or unwilling to serve, and the effect such an occurrence might have on the prospects for effective execution of the combined company’s strategic plan.

•	Transaction Costs. Real Goods Solar’s board of directors considered the substantial costs to be incurred in connection with the Merger, including the transaction expenses arising from the Merger, estimated to be $1,550,000 in the aggregate for Real Goods Solar and Mercury.

Real Goods Solar’s board of directors believed that, overall, the potential benefits of the Merger to Real Goods Solar and its shareholders outweighed the risks it considered.

Real Goods Solar’s board of directors realized that there can be no assurance about future results, including results considered or expected as described in the factors listed above. It should be noted that this explanation of Real Goods Solar’s board of directors’ reasoning and all other information presented in this section are forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading “Cautionary Statement Regarding Forward-Looking Statements.”

Real Goods Solar’s Financial Advisor

In late 2012, Real Goods Solar engaged two investment banks, KPMG and Roth, to provide advice and to identify strategic alternatives, including among other things, capital raising and merger and acquisition options and opportunities. In identifying such alternatives, KPMG and Roth obtained extensive market data about potential acquisition candidates in the commercial and residential solar power installation business. Based on this information, KPMG and Roth provided informal advice to Real Goods Solar regarding the Merger. Real Goods Solar did not receive any report, opinion, or appraisal from KPMG or Roth. Real Goods Solar did not engage an independent financial advisor to consult on the relative advantages and disadvantages of the Merger because doing so would not provide additional information not already provided by KPMG and Roth.

Recommendation of Mercury’s Board of Directors and Mercury’s Reasons for the Merger

Mercury’s board of directors and its special committee have concluded that, given Mercury’s current financial and competitive situations (including the relative size of its project backlog, the highly competitive markets in which it competes and the fact that Mercury incurred an operating loss in 2012 and through June 30, 2013) and the fact that no other sale transaction is available at a valuation equal to or in excess of the Merger, the Merger represents the best strategic alternative to Mercury and its stockholders in terms of maximizing stockholder value and protecting liquidity.

Mercury’s board of directors and its special committee believe that the Merger will provide strategic and financial benefits, including:

•	synergies as a combined larger solar integrator, including lower back office operating costs, greater purchasing power, greater access to capital markets and ability to obtain project financing funding or funds and enhanced personnel utilization;

•	better geographic positioning for Mercury with the Real Goods Solar business in high growth western U.S. states;

•	better geographic positioning for Real Goods Solar residential capabilities, a fast growing market, where Mercury is positioned;

•	Mercury’s installation expertise for commercial projects will benefit Real Goods Solar’s commercial business, given that Real Goods Solar does not currently perform its own commercial installations; and

•	the abilities of Real Goods Solar’s management team in building a growth business and strategic planning will enhance Mercury’s business.

Mercury’s board of directors has unanimously approved the Merger Agreement, the Merger, and the other transactions contemplated by the Merger Agreement and determined that the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement are advisable, fair to and in the best interests of Mercury and its stockholders. Mercury’s board of directors unanimously recommends that Mercury’s stockholders vote “FOR” the proposal to approve the Merger and the Merger Agreement.

Mercury’s F inancial Advisor

Given the investment banking and private equity expertise of current and former independent members of Mercury’s board of directors, as well as the Mercury board’s assessment of Mercury’s operating and financial alternatives, Mercury’s board of directors determined not to engage, and Mercury has not engaged an independent financial advisor to deliver a fairness opinion or to consult on the relative advantages and disadvantages of the Merger, because doing so would not have been an efficient use of company funds.

Interests of Real Goods Solar’s Directors and Executive Officers in the Merger

One of the closing conditions under the Merger Agreement is that Richard D. White, a member of Mercury’s board of directors, or another nominee designated by Mercury, shall have been nominated to Real Goods Solar’s board of directors as a director for election at its 2013 annual meeting of shareholders. Real Goods Solar has included Mr. White as a director nominee in its proxy statement for its 2013 annual meeting of shareholders. Real Goods Solar’s 2013 annual meeting of shareholders is scheduled for December 4, 2013 so it is not yet known whether Mr. White was elected director of Real Goods Solar. In the event that Mr. White is not elected to Real Goods Solar’s board of directors before the closing of the Merger, with respect to the period from and after the closing of the Merger until such time as he is duly elected as a Real Goods Solar director, he shall have been granted the right to (a) attend as an observer all meetings of Real Goods Solar’s board of directors, (b) receive on a timely basis all information and materials provided to members of Real Goods Solar’s board of directors and any committees thereof, and (c) receive such reimbursement of expenses and cash, equity and other compensations from Real Goods Solar as is customarily paid by Real Goods Solar to its non-employee, non-officer directors. If Mr. White is elected to Real Goods Solar’s board of directors, he will continue to be entitled to receive reimbursement of expenses and cash, equity and other compensations from Real Goods Solar as is customarily paid by Real Goods Solar to its non-employee, non-officer directors. See “Real Goods Solar Director—Compensation.” As of the date of this joint proxy statement/prospectus, it is likely that the Real Goods Solar 2013 annual meeting of shareholders will occur before the closing of the Merger. Accordingly, Mr. White has executed a conditional resignation from Real Goods Solar’s board of directors that becomes effective automatically without any further action in the event that following Mr. White’s election to Real Goods Solar’s board of directors, the Merger Agreement is terminated in accordance with its termination provision. See “The Merger Agreement—Termination of Merger Agreement.” Mr. White holds shares of Mercury preferred stock and will receive the same consideration in the Merger for each share of Mercury preferred common stock as the other holders of Mercury preferred stock. Other than Mr. White, no director or executive officer of Real Goods Solar has a direct interest in the Merger or the transactions contemplated by the Merger.

The Merger and Real Goods Solar Stock Issuance do not constitute a change in control under Real Goods Solar’s Incentive Plan or any employment arrangement with its executive officers and therefore will not affect or trigger any payments or events under such plans or agreements.

Interests of Mercury’s Directors and Executive Officers in the Merger

In considering the recommendation of Mercury’s board of directors with respect to the Merger Agreement, Mercury’s shareholders should be aware that some of Mercury’s directors and executive officers, including those on the special committee described in “Background to the Merger,” have interests in the Merger and have arrangements that are different from, or in addition to, those of Mercury’s stockholders generally. Mercury’s board of directors was aware of these interests and considered them, among other matters, in reaching its decisions to approve the Merger Agreement and to recommend that Mercury’s stockholders vote in favor of approving the Merger Agreement and the Merger.

Security Ownership

Mercury’s board of directors includes four individuals. Three of the four individuals are holders of shares of Mercury preferred stock. As of the record date for the Mercury special meeting, Mercury directors and executive officers and their affiliates, beneficially owned or had the right to vote:

•	17,590,573 outstanding shares of Mercury common stock, representing approximately 77.9% of the issued and outstanding Mercury common stock entitled to be voted at the Mercury special meeting. Like the other holders of Mercury common stock, it is not anticipated that the holders of these shares will receive any merger consideration in the Merger in exchange for their shares of Mercury common stock, and these shares of Mercury common stock would be canceled in the same manner that other shares of Mercury common stock are canceled; and

•	450,000 outstanding shares of Mercury preferred stock, representing approximately 2.9% of the issued and outstanding Mercury preferred stock entitled to be voted at the Mercury special meeting.

The number of shares of Mercury preferred stock owned by each individual is set for below:

Name	Number of Shares of Mercury Preferred Stock
Timothy Greener	150,000
Peter Kaufmann	200,000
Richard D. White	100,000

Each of these three directors will receive the same consideration in the Merger for each share of Mercury preferred common stock as the other holders of Mercury preferred stock. See “The Merger Agreement—Consideration to Be Received in the Merger” and “Information Related to Mercury—Security Ownership of Management and Certain Beneficial Owners.”

Treatment of Mercury Equity Awards

The Merger Agreement provides that all of Mercury’s existing derivative securities, including equity awards under the Mercury Energy, Inc. 2008 Equity Incentive Plan, which are not exercised before the closing of the Merger will be cancelled and extinguished effective at the closing of the Merger. The outstanding stock options under the Mercury Energy, Inc., 2008 Equity Incentive Plan are exercisable into shares of Mercury common stock and it is not expected that holders of Mercury common stock, in their capacity as such, will receive any merger consideration.

Retention Bonuses, Transition Consulting Agreements and Employment Offers

In connection with entering into the Merger Agreement, Mercury entered into retention bonus agreements with Jared Haines, Anthony Coschigano and Andrew Zaref (the “Executives”). Mr. Haines currently serves as Mercury’s President and is a member of Mercury’s board of directors, Mr. Coschigano currently serves as Mercury’s Senior Vice President of Construction, and Mr. Zaref currently serves as Mercury’s Chief Financial Officer and Chief Operating Officer. The terms of the retention bonus agreement are identical and provide that Mercury will pay, subject to certain conditions, such as continued employment, a $100,000 cash bonus upon the closing of the Merger to each Executive, and distribute out of the merger consideration to each Executive up to 260,000 shares of Real Goods Solar Class A common stock, subject to adjustment and in the manner described below.

The aggregate of 780,000 shares of Real Goods Solar Class A common stock, subject to adjustment, which are distributable to the Executives out of the merger consideration pursuant to the terms of the retention bonus agreements will be placed into escrow upon the closing of the Merger. 624,000 of these shares will be escrowed specifically to fund the retention bonuses and distributed to the Executives in the following manner: each will receive 65,000 shares three months after the closing of the Merger, 91,000 shares six months after the closing of the Merger, and 52,000 shares nine months after the closing of the Merger. 156,000 additional shares will be escrowed as part of the number of shares escrowed for use to (a) refund merger consideration to Real Goods Solar in case the post-closing determination of Mercury’s working capital is lower than the estimated working capital at closing, and (b) fund payment of indemnification claims, if any, made by Real Goods Solar or certain other indemnified parties. These shares will be distributed to the Executives in the following manner: each will receive 52,000 shares when and if such shares are released from escrow. In the event that that all or a portion of the escrowed shares are released to Real Goods Solar pursuant to clause (a) or (b), the escrowed shares payable to each of the Executives will be reduced pro rata. See “Material Contracts Between Real Goods Solar and Mercury—Escrow Agreement.” If an Executive is not employed by Mercury, Real Goods Solar or one of their affiliates as of one of the payment dates or otherwise fails to satisfy the conditions set forth in the retention bonus agreements, the Executive forfeits such shares and such forfeited shares would be distributed to the holders of Mercury preferred stock on a pro rata basis. The 780,000 shares, as well as each of the individual payments of shares to be made to the Executives, are subject to increase or decrease on a pro rata basis to the extent the merger consideration is otherwise adjusted based on the market price as set forth in the Merger Agreement. Based on the Average Closing Price of $3.59 of the shares as of November 20, 2013, Real Goods Solar would place 561,690 shares into escrow for purposes of the retention bonuses.

In connection with entering into the Merger Agreement, Real Goods Solar entered into Transition Consulting Agreements with each of the three Executives to provide transition services to Real Goods Solar in connection with the Merger. Pursuant to the terms of each Transition Consulting Agreement, each of the three principals received options to purchase 100,000 shares of Real Goods Solar Class A common stock under the Incentive Plan with an exercise price of $2.08 per share. Beginning immediately following the successful closing of the Merger, the options will vest as follows: 2% shall vest on the day immediately following the closing of the Merger, and, thereafter, 2% shall vest on the 1st day of each month in accordance with the terms of Real Goods Solar’s standard employee stock option agreement.

Conditioned upon the successful closing of the Merger, each of the three Executives have been offered employment with Real Goods Solar on terms set forth in employment offer letter agreements with salaries substantially commensurate with their current salaries. Jared Haines will serve as Vice President of Commercial Sales, with an annual salary of $225,000. Anthony Coschigano will serve as Vice President of East Coast Operations, with an annual salary of $200,000. Andrew Zaref will serve as Vice President of Project Finance, with an annual salary of $225,000. None of the Executives would be considered an “executive officer” of Real Goods Solar as such term is defined in the Securities Act and the Exchange Act. If the Merger closes before December 31, 2013, each Executive has the opportunity to earn a bonus of up to 50% of such Executive’s annual salary if certain EBITDA and revenue targets are met for the second half of 2013 (as evidenced by Real Good Solar’s audited financials for such period), as set forth below:

•	If the Mercury division of Real Goods Solar earns revenues for the second half of 2013 in excess of $12.0 million and achieves an EBITDA target of at least 5% of such revenues, then each Executive will receive a bonus of $50,000;

•	If the Mercury division of Real Goods Solar earns revenues for the second half of 2013 in excess of $25.0 million and achieves an EBITDA target of at least 5% of such revenues, then each Executive will receive an additional bonus amount of $50,000, for a total bonus of $100,000;

•	To the extent revenues are greater than $12.0 million but equal to or less than $25.0 million, and the 5% EBITDA target is met, each Executive’s bonus will be prorated between $50,000 and $100,000; and

•	If revenues fail to exceed $12.0 million or if the 5% EBITDA target is not met, the Executives will not be entitled to, and Real Goods Solar will not be obligated to pay, any bonus. Expenses incurred by the Mercury division approved in writing in advance by the CEO, in his discretion, will be excluded from this EBITDA target calculation.

In addition, upon the closing of the Merger, each Executive will receive options to purchase 200,000 shares of Real Goods Solar Class A common stock conditioned upon the approval of Real Goods Solar’s shareholders of an amendment to the Incentive Plan to increase the number of shares authorized for issuance under the Incentive Plan. See “Amendment of the Incentive Plan.” The exercise price for the options will be equal to the closing price of Real Goods Solar Class A common stock on The NASDAQ Capital Market on the later of the date the shareholder approval is obtained or the successful closing of the Merger. The options have the following vesting schedule: 2% shall vest on the one year anniversary of the closing of the Merger, and thereafter 2% shall vest on the 1st day of each month in accordance with the terms of the option agreements. The employment offer letter agreement also provides that in the event an Executive’s employment is terminated without “Cause” (as defined in the employment offer letters) or an Executive terminates his employment for “Good Reason” (as defined in the employment offer letters), the Executive will be entitled to receive (a) cash severance equal to six months of his base salary, paid in accordance with Real Goods Solar’s normal payroll practices and (b) a single lump sum cash payment of all accrued but unused paid time off paid no later than 30 days following termination of employment, subject to entering into a release agreement with Real Goods Solar.

Director and Officer Insurance

Under the Merger Agreement, Mercury must, before the effective time of the Merger, purchase an extended reporting period of six years under the directors’ and officers’ liability insurance maintained by Mercury.

Voting Agreements

In connection with entering into the Merger Agreement, Real Goods Solar entered into a Pre-Voting Agreement with Mercury and three members of Mercury’s board of directors who hold approximately 2.9% of Mercury preferred stock and approximately 1.2% of the voting power of Mercury’s capital stock (each of whom are referred to herein as a supporting shareholder) under which the supporting shareholders agreed to vote their shares of Mercury’s capital stock in favor of adoption of the Merger Agreement and the transactions contemplated thereby and against certain actions or competing proposals that could breach or interfere with the Merger Agreement. Concurrently with the execution of the Pre-Voting Agreement, each supporting shareholder delivered to Real Goods Solar a proxy with respect to the shares of Mercury’s capital stock owned by each of them. The Pre-Voting Agreement will terminate upon the earliest to occur of (a) the effective time of the Merger, and (b) the termination of the Merger Agreement. Pursuant to the Pre-Voting Agreement, the supporting shareholders also agreed not to transfer or dispose of any of their Mercury capital stock or enter into any voting arrangement or grant any proxies with respect to their Mercury capital stock.

Each holder of Mercury preferred stock and common stock has signed the Existing Mercury Voting Agreement. The terms of the Existing Voting Agreement are described under “The Special Meeting—Quorum and Vote Necessary to Approve Proposals—Mercury.”

Special Committee

Each of the three members of the special committee of Mercury’s board of directors formed to evaluate and approve the Merger and the related transactions is a record or beneficial holder of Mercury preferred stock. Each special committee member is entitled to receive a fee of $25,000 from Mercury for participating in the committee.

Director Position with Real Goods Solar

In accordance with the Merger Agreement, Richard D. White, a member of Mercury’s board of directors, has been nominated to Real Goods Solar’s board of directors as a director for election at its 2013 annual meeting of shareholders as described in “The Merger—Interests of Real Goods Solar’s Directors and Executive Officers in the Merger” and “Directors and Officers of Real Goods Solar Following the Merger.”

Board of Directors and Management of Real Goods Solar Following the Merger

The current directors of Real Goods Solar are expected to continue to serve as directors after the Merger, subject to their re-election at the Real Goods Solar 2013 annual meeting of shareholders, other than Barbara Mowry who will not be standing for reelection at the 2013 annual meeting. Additionally, one of the closing conditions under the Merger Agreement is that Richard D. White, a member of Mercury’s board of directors, or another nominee designated by Mercury, shall have been nominated to Real Goods Solar’s board of directors as a director for election at its 2013 annual meeting. Real Goods Solar has included Mr. White as a director nominee in its proxy statement for its 2013 annual meeting. Real Goods Solar’s 2013 annual meeting is scheduled for December 4, 2013 so it is not yet known whether Mr. White was elected director of Real Goods Solar. In the event that Mr. White is not elected to Real Goods Solar’s board of directors before the closing of the Merger, Real Goods Solar will provide Mr. White the observer rights and compensation described in “The Merger—Interests of Real Goods Solar’s Directors and Executive Officers in the Merger” and “Directors and Officers of Real Goods Solar Following the Merger—Arrangements Regarding Election of Directors.” As of the date of this joint proxy statement/prospectus, it is likely that the Real Goods Solar 2013 annual meeting of shareholders will occur before the closing of the Merger. Accordingly, Mr. White has executed a conditional resignation from Real Goods Solar’s board of directors that becomes effective automatically without any further action in the event that following Mr. White’s election to Real Goods Solar’s board of directors, the Merger Agreement is terminated before in accordance with its termination provision. See “The Merger Agreement—Termination of Merger Agreement.”

In addition, as described above under “The Merger—Retention Bonuses, Transition Consulting Agreements and Employment Offers,” three of Mercury’s existing officers, Jared Haines, Anthony Coschigano and Andrew Zaref, will become employees of Real Goods Solar following the closing of the Merger. None of these individuals will be considered an “executive officer” as such term is defined in the Securities Act and the Exchange Act.

Other than as described above, the Merger will not result in any changes in Real Goods Solar’s board of directors or management.

Board of Directors and Manage ment of Mercury Following the Merger

Kamyar (Kam) Mofid, Real Goods Solar’s Chief Executive Officer, and Anthony DiPaolo, Real Goods Solar’s Chief Financial Officer, will serve as the directors and officers of Real Goods Mercury immediately before the closing of the Merger and will become the directors and officers of Mercury following the Merger.

Accounting Treatment

The Merger will be accounted for as an acquisition of Mercury by Real Goods Solar using the “acquisition” method of accounting under GAAP, with Real Goods Solar treated as the acquirer. Under the acquisition method of accounting, assets acquired and liabilities assumed will be recorded, as of completion of the Merger, at their respective fair values and added to those of Real Goods Solar. The reported financial condition and results of operations of Real Goods Solar issued after completion of the Merger will reflect Mercury’s balances and results after completion of the Merger, but will not be restated retroactively to reflect the historical financial position or results of operations of Mercury. All transaction costs (other than direct costs associated with security issuance, which will be offset against the recorded value of the issued securities) will be expensed as incurred.

Material U.S. Federal Income Tax Consequences of the Merger

In connection with this joint proxy statement/prospectus, Fulbright & Jaworski LLP has delivered an opinion to Mercury (the “Opinion”), to the effect that the discussion set forth in this joint proxy statement/prospectus under the heading “Material U.S. Federal Income Tax Consequences of the Merger,” insofar as it expresses conclusions as to the application of United States federal income tax law, constitutes its opinion as to the material U.S. federal income tax consequences of the Merger to the stockholders of Mercury. The Opinion is dependent upon the truth, accuracy and completeness of the facts, representations, covenants, certifications, warranties, statements, agreements and assumptions referenced in the Opinion, including but not limited to those set forth in each of the officer’s certificates of Real Goods and Mercury delivered to Fulbright & Jaworski LLP. Fulbright & Jaworski LLP has relied upon those facts, representations, covenants, certifications, warranties, statements, agreements and assumptions without any independent investigation or verification of their accuracy or completeness. Any inaccuracy or incompleteness in Fulbright & Jaworski LLP’s understanding of the facts and assumptions could adversely affect the Opinion. The Opinion is not binding on the IRS or the courts. In addition, the Opinion is subject to the qualifications, conditions, limitations and assumptions set forth in the Opinion and in the discussion below.

The following discussion is a description of the material U.S. federal income tax consequences of the Merger to U.S. holders of Mercury stock. For purposes of this discussion, a U.S. holder is a beneficial owner of Mercury stock who for U.S. federal income tax purposes is:

•	a citizen or resident of the United States;

•	a corporation, or an entity treated as a corporation, created or organized in or under the laws of the United States or any state or political subdivision thereof;

•	a trust that (a) is subject to (i) the primary supervision of a court within the United States and (ii) the authority of one or more United States persons to control all substantial decisions of the trust or (b) has a valid election in effect under applicable Treasury Regulations to be treated as a United States person; or

•	an estate that is subject to United States federal income tax on its income regardless of its source.

If a partnership (including for this purpose any entity treated as a partnership for U.S. federal income tax purposes) holds Mercury stock, the tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding Mercury stock, you should consult your tax advisor.

This discussion addresses only those U.S. holders that hold their Mercury stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, and does not address all the U.S. federal income tax consequences that may be relevant to particular U.S. holders in light of their individual circumstances or to U.S. holders that are subject to special rules, such as:

•	financial institutions;

•	investors in pass-through entities;

•	insurance companies;

•	tax-exempt organizations;

•	dealers in securities;

•	traders in securities that elect to use a mark to market method of accounting;

•	persons that hold Mercury stock as part of a straddle, hedge, constructive sale or conversion transaction;

•	certain expatriates or persons that have a functional currency other than the U.S. dollar;

•	persons who are not U.S. holders;

•	stockholders who exercise appraisal rights; and

•	stockholders who acquired their shares of Mercury stock through the exercise of an employee stock option or otherwise as compensation or through a tax-qualified retirement plan.

This discussion does not address the tax consequences of the Merger under any state, local or foreign tax laws and does not address any U.S. federal estate, gift or alternative minimum tax considerations.

This discussion is based upon the Internal Revenue Code of 1986, as amended, the regulations of the U.S. Treasury Department and court and administrative rulings and decisions in effect on the date of this document. These laws may change, possibly retroactively, and any change could affect the continuing validity of this discussion. Real Goods Solar and Mercury have not sought any rulings from the IRS with respect to the statements made and the conclusions reached in the following discussion. The statements set forth below are not binding on the IRS or any court and there can be no assurance that the IRS or a court will agree with such statements and conclusions. These rules are complex and dependent upon the specific factual circumstances particular to each U.S. holder. Consequently, each U.S. holder that may be subject to these rules should consult its tax advisor as to the application of these rules to the particular facts relevant to such U.S. holder.

The U.S. federal income tax consequences of the Merger to a U.S. holder of Mercury preferred stock will depend on whether the Merger qualifies as a tax-free reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended. The Merger Agreement provides that Real Goods Solar and Mercury intend that the Merger will qualify as a tax-free reorganization. In addition, the Merger Agreement provides that (a) it is the present intention of Real Goods Solar to continue at least one significant historic business line of Mercury, or to use a significant portion of Mercury’s historic business assets in a business, as is required by the Treasury Regulations promulgated under section 368 of the Internal Revenue Code of 1986, as amended (the “Continuity of Business Requirement”), (b) Real Goods Solar and Mercury shall use their commercially reasonable efforts to cause the Merger to qualify as a tax-free reorganization, and (c) Real Goods Solar and Mercury shall use their commercially reasonable efforts not to take or cause to be taken any action (or fail to take or cause not to be taken any action) which would cause the Merger to fail to qualify as a tax-free reorganization.

Subject to the foregoing paragraphs and the discussion in this paragraph, the Merger will qualify as a tax-free reorganization. The requirements for qualification as a tax-free reorganization include actions to be taken by the parties following the effective time of the Merger. Thus, failure to meet the requirements of a tax-free reorganization that relate to actions that can or do take place following the effective time of the Merger, such as, for example, the Continuity of Business Requirement, can cause the Merger to fail to qualify as a tax-free reorganization. Neither party to the Merger has unconditionally committed (a) to refrain from taking actions following the effective time of the Merger which are inconsistent with qualification of the Merger as a tax-free reorganization, or (b) to take all necessary actions following the effective time of the Merger which are required of a tax-free reorganization. Moreover, treatment as a tax-free reorganization is not a condition of the Merger under the Merger Agreement. Accordingly, it is possible that Real Goods Solar could take or fail to take actions (or Real Goods Solar could cause Mercury to take or fail to take actions) following the effective time of the Merger, including failing to satisfy the Continuity of Business Requirement, that could result in the Merger not qualifying as a tax-free reorganization.

In a tax-free reorganization, a U.S. holder of Mercury preferred stock who exchanges all of the shares of Mercury preferred stock actually owned by such holder for shares of Real Goods Solar Class A common stock will not recognize any gain or loss, except in respect of cash received instead of a fractional share of Real Goods Solar Class A common stock (as discussed below). The aggregate basis of the Real Goods Solar Class A common stock received in the Merger will be the same as the aggregate basis of the Mercury preferred stock for which it is exchanged, decreased by any basis attributable to fractional share interests in Real Goods Solar Class A common stock, for which cash is received. The holding period of Real Goods Solar Class A common stock received in exchange for shares of Mercury preferred stock will include the holding period of the Mercury preferred stock for which it is exchanged.

A U.S. holder who receives cash instead of a fractional share of Real Goods Class A common stock will be treated as first having received such fractional share and then as having received such cash in redemption of the fractional share. Gain or loss will be recognized for U.S. federal income tax purposes measured by the difference between the amount of cash received instead of the fractional share and the portion of the U.S. holder’s aggregate adjusted U.S. federal income tax basis of the shares of Mercury preferred stock surrendered which is allocable to the fractional share. Such gain or loss will be long-term capital gain or loss if the holding period for such shares of Mercury preferred stock is more than one year at the effective time of the Merger. Under current law, long-term capital gains of non-corporate taxpayers are subject to a maximum U.S. federal income tax rate of 20%, and may be subject to an additional 3.8% “Medicare tax.” The deductibility of capital losses is subject to limitations.

If Real Goods Solar takes or fails to take actions (or if Real Goods Solar causes Mercury to take or fail to take actions) following the effective time of the Merger which results in the Merger not qualifying as a tax-free reorganization, a U.S. holder of Mercury preferred stock would recognize gain or loss, as applicable, equal to the difference between (a) the sum of the fair market value of the Real Goods Solar Class A common stock and cash in lieu of fractional shares of Real Goods Solar Class A common stock received by the U.S. holder in the Merger, and (b) the U.S. holder’s adjusted tax basis in its Mercury preferred stock.

A U.S. holder of Mercury common stock will receive no consideration for the cancellation of its common stock. A loss will be recognized for U.S. federal income tax purposes based on a U.S. holder’s aggregate adjusted U.S.

federal income tax basis of the shares of Mercury common stock cancelled. That loss will be a long-term capital loss if the holding period for such shares of Mercury common stock is more than one year at the effective time of the Merger. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding. U.S. holders of Mercury preferred stock may be subject to information reporting and backup withholding of U.S. federal income tax with respect to any cash received pursuant to the Merger, including cash received in lieu of fractional shares of Real Goods Class A common stock. In a transaction not qualifying as a tax-free reorganization, information reporting and backup withholding will also include shares received in the Merger. Backup withholding will not apply, however, to a U.S. holder of Mercury preferred stock that furnishes a correct taxpayer identification number and certifies that it is not subject to backup withholding on IRS Form W-9 (or substitute Form W-9) or is otherwise exempt from backup withholding and provides appropriate proof of the applicable exemption. Backup withholding is not an additional tax and any amounts withheld will be allowed as a refund or credit against the U.S. holder’s U.S. federal income tax liability, if any, provided that the holder timely furnishes the required information to the IRS.

Reporting Requirements. In a tax-free reorganization, a “significant holder” of Mercury preferred stock will be required to retain records pertaining to the Merger and will be required to file with such holder’s U.S. federal income tax return for the year in which the Merger takes place a statement setting forth facts relating to the Merger including (a) the cost or other basis of the shares of Mercury preferred stock transferred in the exchange, and (b) the fair market value of the Real Goods Solar Class A common stock and the amount of cash received in the exchange instead of receiving a fractional share. A “significant holder” is a Mercury stockholder that receives Real Goods Solar common stock in exchange for such holder’s Mercury preferred stock if, immediately before the exchange, such holder (a) owned at least 5% (by vote or value) of the total outstanding stock of Mercury, or (b) owned securities in Mercury with a basis of $1,000,000 or more.

THE PRECEDING DISCUSSION DOES NOT PURPORT TO BE A COMPLETE ANALYSIS OR DISCUSSION OF ALL OF THE POTENTIAL TAX CONSEQUENCES OF THE MERGER. HOLDERS OF MERCURY STOCK ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING TAX RETURN REPORTING REQUIREMENTS AND THE APPLICABILITY AND EFFECT OF U.S. FEDERAL, STATE, LOCAL, NON-U.S. AND OTHER APPLICABLE TAX LAWS IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES.

Dissenters’ or Appraisal Rights

Dissenters’ or appraisal rights are statutory rights that, if applicable under law, enable shareholders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the “fair value” for their shares instead of receiving the consideration offered to shareholders in connection with the extraordinary transaction. Dissenters’ or appraisal rights are not available in all circumstances.

Real Goods Solar’s shareholders do not have appraisal or dissenters’ rights with respect to the Merger.

Under Delaware law, Mercury’s stockholders have the right to dissent from the Merger and to receive payment for the fair value of their shares of Mercury common stock and preferred stock, as determined by the Delaware Chancery Court. This right of appraisal is subject to a number of restrictions and technical requirements. Generally, in order to exercise appraisal rights, a Mercury stockholder must: (a) send to Mercury a written demand for appraisal in compliance with Delaware law before the vote on the Merger; and (b) not vote in favor of the Merger.

Merely voting against the Merger will not protect a Mercury stockholder’s rights to appraisal. In order to protect such rights, the stockholder must adhere to all of the requirements set forth under Delaware law. The relevant section of Delaware law regarding appraisal rights is reproduced and included as Annex C to this joint proxy statement/prospectus.

A person having a beneficial interest in shares of Mercury stock held of record in the name of another person, such as a broker, bank or other nominee, must act promptly to cause the record holder to follow the steps summarized in this joint proxy statement/prospectus and in a timely manner to perfect appraisal rights. In view of the complexity of Section 262 of the DGCL, Mercury’s stockholders who may wish to pursue dissenters’ or appraisal rights should consult their legal and financial advisors.

Pursuant to the terms of the Merger Agreement, Mercury has represented to Real Goods Solar that the Existing Mercury Voting Agreement among the Mercury stockholders delivered to Real Goods Solar is a true and correct copy of such voting agreement and that such agreement is enforceable in accordance with its terms. Pursuant to the terms of the voting agreement, if more than 50% of the holders of Mercury preferred stock vote in favor of a transaction such as the Merger, all holders of Mercury preferred and common stock have agreed to vote in favor of such transaction, and have waived any dissenters’ or appraisal rights they may have in connection with such transaction. Therefore, assuming the Merger and the Merger Agreement are approved by the holders of at least a majority of the outstanding Mercury preferred stock as required by the Existing Voting Agreement, the Mercury holders of preferred and common stock will have waived dissenters’ rights in respect of the Merger by signing the Existing Mercury Voting Agreement.

Regulatory Matters

Real Goods Solar and Mercury believe that the Merger and the transactions contemplated by the Merger Agreement are not subject to any federal or state regulatory requirements or approvals, except for filings necessary to effectuate the Merger with the Secretary of State of the State of Delaware.

Listing of Real Goods Solar Class A Common Stock

Real Goods Solar Class A common stock is currently listed on The NASDAQ Capital Market under the symbol “RSOL.” The obligations of Real Goods Solar to complete the Merger is subject to the approval of The NASDAQ Capital Market to list or designate for quotation (as the case may be) the shares of Real Goods Solar Class A common stock issued pursuant to the Merger. See “Risk Factors—Real Goods Solar must meet The NASDAQ Capital Market continued listing requirement or it risks delisting, which may decrease its stock price and make it harder for its shareholders to trade Real Goods Solar stock.” Real Goods Solar received such approval from The NASDAQ Capital Market on September 30, 2013.

Resale of Real Goods Solar Class A Common Stock Received in the Merger

The shares of Real Goods Solar Class A common stock to be issued to the holders of Mercury preferred stock in the Merger will not be subject to any restrictions on transfer arising under the Securities Act or the Exchange Act, except for shares of Real Goods Solar Class A common stock shares issued to any Mercury stockholder who may be deemed to be an “affiliate” of Real Goods Solar after completion of the Merger. Former Mercury stockholders who were affiliates of Mercury at the time of Mercury’s special meeting of shareholders and who are not affiliates of Real Goods Solar after completion of the Merger may sell their shares of Real Goods Solar Class A common stock received in the Merger at any time. Former Mercury stockholders who are or become affiliates of Real Goods Solar after completion of the Merger will remain or be subject to the volume and manner of sale limitations of Rule 144 promulgated under the Securities Act until they are no longer affiliates of Real Goods Solar. This joint proxy statement/prospectus does not cover resales of shares of Real Goods Solar Class A common stock received by any person upon closing of the Merger, and no person is authorized to make any use of this joint proxy statement/prospectus in connection with any resale.

THE MERGER AGREEMENT

The following summary describes the material terms and provisions of the Merger Agreement. The terms and provisions of the Merger Agreement are complicated and not easily summarized. Real Goods Solar has filed a copy of the Merger Agreement with the SEC as part of its public disclosures as required by federal securities laws. The Merger Agreement is also attached to this joint proxy statement/prospectus as Annex A and is incorporated by reference into this joint proxy statement/prospectus. You are encouraged to read it carefully in its entirety for a more complete understanding of the Merger Agreement and the Merger.

The Merger Agreement and the following summary have been included to provide you with information regarding the material terms and provisions of the Merger Agreement and the transactions described in this joint proxy statement/prospectus. Real Goods Solar does not intend that the Merger Agreement or any of its terms or provisions will constitute a source of business or operational information related to Real Goods Solar. The representations and warranties of Real Goods Solar and its subsidiaries contained in the Merger Agreement (a) were made for purposes of the Merger Agreement, (b) in some cases, have been qualified by documents filed with, or furnished to, the SEC by Real Goods Solar before the date of the Merger Agreement, (c) have been qualified by confidential disclosures made to the other parties to the Merger Agreement in connection with the Merger Agreement that may contain some nonpublic information that is not material under applicable securities laws (and shareholders should read the Merger Agreement in the context of Real Goods Solar’s other public disclosures in order to have a materially complete understanding of the Merger Agreement disclosures), (d) are subject to materiality qualifications contained in the Merger Agreement which may differ from what may be viewed as material by shareholders, (e) were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement, and (f) have been included in the Merger Agreement for the purpose of allocating risk between the contracting parties rather than establishing matters as facts. Shareholders should not rely on the representations and warranties or any descriptions thereof as characterizations of the actual state of facts or condition of Real Goods Solar or any of its subsidiaries or affiliates. Other than as disclosed in this joint proxy statement/prospectus, as of the date of this joint proxy statement/prospectus Real Goods Solar is not aware of any material facts that are required to be disclosed under the federal securities laws that would contradict the representations and warranties in the Merger Agreement . Real Goods Solar will provide additional disclosure in its public reports to the extent that it is aware of the existence of any material facts that are required to be disclosed under federal securities laws and that might otherwise contradict the terms and information contained in the Merger Agreement and will update such disclosure as required by federal securities laws. Further, information concerning the subject matter of these representation or warranties may have changed since the date of the Merger Agreement. To the extent any such material change has occurred or occurs in the future, Real Goods Solar has included and will include in its public reports any material information necessary to provide shareholders a materially complete understanding of the Merger Agreement disclosures. Accordingly, the Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding Real Goods Solar and its subsidiaries that has been, is or will be contained in, or incorporated by reference into, the Forms 10-K, Forms 10-Q, Forms 8-K, proxy statements, registration statements and other documents that Real Goods Solar files with the SEC. Business and operational information regarding Real Goods Solar and Mercury can be found elsewhere in this joint proxy statement/prospectus and, in the case of Real Goods Solar, in the other public documents that Real Goods Solar files with the SEC. See “Where You Can Find More Information.”

Effects of the Merger; Director s; Certificates of Incorporation; Bylaws

Pursuant to the terms of the Merger Agreement, Real Goods Mercury, Inc., a newly formed and wholly-owned subsidiary of Real Goods Solar, will be merged with and into Mercury, with Mercury continuing as the surviving corporation and becoming a wholly-owned subsidiary of Real Goods Solar.

At the effective date of the Merger, each share of common stock, par value $0.001 per share, of Real Goods Mercury, Inc., issued and outstanding immediately before the effective date of the Merger will be converted into one share of common stock, par value $0.001 per share, of the surviving corporation.

The certificate of incorporation and bylaws of Real Goods Mercury will be the certificate of incorporation and bylaws of the surviving corporation until amended in accordance with their terms or by applicable law.

The board of directors of the surviving corporation from and after the effective time of the Merger will consist of the directors of Real Goods Mercury until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the surviving corporation’s certificate of incorporation and bylaws. Additionally, pursuant to one of the closing conditions under the Merger Agreement, Richard D. White, a member of Mercury’s board of directors, has been nominated to Real Goods Solar’s board of directors as a director for election at its 2013 annual meeting of shareholders as further described below.

Closing Matters

Closing

Unless the parties agree otherwise, the closing of the Merger will take place no later than the third business day after all closing conditions have been satisfied or waived, unless the Merger Agreement has been terminated or another time or date is agreed to in writing by the parties. See “The Merger Agreement—Conditions” for a more complete description of the conditions that must be satisfied or waived before closing.

Effective Time

As soon as practicable after the closing of the Merger, Real Goods Solar and Mercury will file a certificate of merger with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL. The Merger will become effective when the certificate of merger is filed or at such later time as Real Goods Solar and Mercury agree and specify in the certificate of merger.

Consideration to Be Received in the Merger

Under the terms of the Merger Agreement, for each share of Mercury preferred stock, holders of Mercury preferred stock will have the right to receive the merger consideration, which is their pro rata share of the number of shares of Real Goods Solar Class A common stock issued as a result of the Merger. Real Goods Solar will issue 7,900,000 shares of its Class A common stock, subject to adjustments based on the market price of the shares and the amount of Mercury’s working capital at closing. The number of shares to be issued at closing to the holders of Mercury preferred stock is also subject to reduction for shares to be placed in escrow.

The number of shares of Real Goods Solar Class A common stock issuable as merger consideration is subject to a market price adjustment and will be increased or decreased in the following manner:

•	If the Average Closing Price at the closing of the Merger is less than $2.56, the merger consideration will be increased by the number of shares of Real Goods Solar Class A common stock equal to the quotient determined by dividing (a) the product of (i) $2.56 minus the Average Closing Price and (ii) 4,800,000, by (b) the Average Closing Price; however, if the Average Closing Price is below $2.15, Real Goods Solar has the right to terminate the Merger Agreement as described under “The Merger Agreement—Termination of the Merger Agreement.”

•	If the Average Closing Price at the closing of the Merger is greater than $3.00, the merger consideration will be decreased by the number of shares of Real Goods Solar Class A common stock equal to the quotient determined by dividing (a) the product of (i) Average Closing Price minus $3.00 and (ii) 4,800,000, by (b) the Average Closing Price.

Based on an Average Closing Price of $3.59, which is the Average Closing Price that would have been applicable had the effective date of the Merger occurred on November 20, 2013, the aggregate merger consideration would consist of 7,111,142 shares of Real Goods Solar Class A common stock, of which 979,518 would be placed into escrow, and each share of Mercury preferred stock would receive approximately 0.39 shares of Real Goods Class A common stock at closing, without giving effect to any working capital adjustment. Additional shares could be issued to holders of Mercury preferred stock to the extent that shares held in escrow (described below) are not returned to Real Goods Solar or issued as retention bonuses. The following table illustrates the changes in the amount of the number of shares issuable as merger consideration resulting from several examples of Average Closing Prices, without giving effect to any working capital adjustment and, based on the assumptions set forth in the footnotes to the table below, the aggregate number of shares of Real Goods Solar Class A common stock that would be issuable for each share of Mercury preferred stock at closing and upon the release of escrowed shares:

Average Closing Price	Aggregate Merger Consideration	Escrowed Indemnification Shares	Escrowed Retention Bonus Shares	Total Escrowed Shares	Merger Consideration Per Share of Mercury Preferred Stock at Closing*
$ 2.25	8,561,333	666,667	676,237	1,342,904	0.46
$2.56 – $3.00	7,900,000	585,938 – 500,000	624,000	1,209,938 – 1,124,000	0.43 – 0.44
$ 3.50	7,214,286	428,571	569,837	998,409	0.40
$ 3.59	7,111,142	417,827	561,690	979,518	0.39
$ 4.00	6,700,000	375,000	529,215	904,215	0.37
$ 4.31	6,441,067	348,028	508,763	856,791	0.36

*	The information in this column does not include the escrowed shares. To the extent the escrowed shares are not used to (a) refund merger consideration to Real Goods Solar in case the postclosing determination of Mercury’s working capital is lower than the estimated working capital at closing, (b) fund payment of indemnification claims, if any, made by Real Goods Solar or certain other indemnified parties, and (c) fund payment retention bonuses under the retention bonus agreements entered into by Mercury and three members of Mercury’s management team, such shares will be distributed to holders of Mercury preferred stock.

If the amount of Mercury’s estimated working capital at the effective time of the Merger is higher or lower than the working capital target set forth in the Merger Agreement, the number of shares of Real Goods Solar Class A common stock paid at the effective time of the Merger is increased or decreased, as the case may be, in the following manner:

•	increased, by the number of shares of Real Goods Solar Class A common stock equal to the quotient determined by dividing (a) the amount by which Mercury’s estimated working capital at the effective time of the Merger exceeds the working capital target set forth in the Merger Agreement, by (b) the Average Closing Price; or

•	decreased, by the number of shares of Real Goods Solar Class A common stock equal to the quotient determined by dividing (a) the amount by which the working capital target set forth in the Merger Agreement exceeds Mercury’s estimated working capital at the effective time of the Merger, by (2) the Average Closing Price.

The working capital target set forth in the Merger Agreement is $10.0 million minus the aggregate amount of Mercury’s transaction expenses in an amount of up to $700,000. The working capital target is subject to reduction if the Merger is not consummated before December 31, 2013. The following table illustrates the changes in the amount of the merger consideration paid at the effective time of the Merger resulting from several examples of variations in Mercury’s working capital at the effective time of the Merger, based on an Average Closing Price of $3.59, which is the Average Closing Price that would have been applicable had the effective date of the Merger occurred on November 20, 2013:

Difference in Working Capital	Aggregate Number of Shares of Real Goods Solar Class A Common Stock Issuable as Merger Consideration	Number of Escrowed Shares of Real Goods Solar Class A Common Stock	Number of Shares of Real Goods Solar Class A Common Stock Issuable as Merger Consideration Per Share of Mercury Preferred Stock at Closing
$600,000 above target	7,278,273	979,518	0.404
$400,000 above target	7,222,563	979,518	0.401
$200,000 above target	7,166,852	979,518	0.397
$200,000 under target	7,055,432	979,518	0.390
$400,000 under target	6,999,721	979,518	0.387
$600,000 under target	6,944,011	979,518	0.383

After the effective time of the Merger, the parties will determine Mercury’s actual working capital and, if necessary, adjust the number of shares of Real Goods Solar Class A common stock constituting the merger consideration.

A portion of the shares issuable as part of the merger consideration will be placed into escrow and distributed in accordance with an escrow agreement to (a) refund merger consideration to Real Goods Solar in case the post-closing determination of Mercury’s working capital is lower than the estimated working capital at closing, (b) fund payment of indemnification claims made by Real Goods Solar or certain other indemnified parties, and (c) fund payment retention bonuses under the retention bonus agreements entered into by Mercury and three members of Mercury’s management team.

Based on an Average Closing Price of $3.59, which is the Average Closing Price that would have been applicable had the effective date of the Merger occurred on November 20, 2013, 417,827 shares will be placed into escrow to secure obligations pursuant to clauses (a) and (b) above and 561,690 shares will be placed into escrow to fund the retention bonus payments. If shares are not needed to fund obligations under clauses (a) or (b) or if all or a portion of the retention bonus shares are not earned, the holders of Mercury preferred stock will receive their pro rata portion of such shares.

Real Goods Solar will not issue any fractional shares of Real Goods Solar Class A common stock in the Merger. Instead, to the extent that an outstanding share of Mercury preferred stock would otherwise have become a fractional share of Real Goods Solar Class A common stock, the holder, upon presentation of such fractional interest represented by an appropriate certificate for Mercury preferred stock to the exchange agent, will receive a cash payment equal to the dollar value of the fractional share.

Pursuant to the terms of the Mercury Certificate of Incorporation filed on July 13, 2008, upon a sale or merger of Mercury, the Mercury preferred stockholders are entitled to a liquidation preference of approximately $31.2 million (as of November 20, 2013) before the Mercury common stockholders will be entitled to receive any consideration from such sale or merger transaction. Based on an Average Closing Price of $3.59, which is the Average Closing Price that would have been applicable had the effective time of the Merger occurred on November 20, 2013, the number of shares of Real Goods Solar Class A common stock issuable as merger consideration would be 7,111,142. Based on this number of shares issuable as merger consideration, the closing price per share of Real Goods Solar Class A common stock on the effective date of the Merger would need to exceed $4.76 for the aggregate value for the merger consideration (net of the aggregate amount of retention bonuses payable to three members of Mercury’s management team pursuant to the Merger Agreement) to exceed $31.2 million. As a result, the Mercury common stockholders are not anticipated to receive any merger consideration in connection with the Merger and all shares of Mercury common stock will be canceled and of no further value upon the consummation of the Merger. Further, all outstanding options and warrants to acquire Mercury capital stock will be cancelled and extinguished immediately before the closing of the Merger and the holders thereof are not anticipated to receive any merger consideration.

At the time of their respective special meetings, Real Goods Solar’s shareholders and Mercury’s stockholders will not know the exact value of the Real Goods Solar Class A common stock that will be issued in connection with the Merger. The value of the merger consideration received by holders of Mercury preferred stock may increase or decrease depending on fluctuations in the price of Real Goods Solar Class A common stock and Mercury’s working capital at closing. Based on an Average Closing Price of $3.59, which is the Average Closing Price that would have been applicable had the effective time of the Merger occurred on November 20, 2013, 7,111,142 shares of Real Goods Solar Class A common stock would be issued pursuant to the Merger Agreement, subject to any applicable adjustment for working capital. In addition, 979,518 of these shares would be placed into escrow as described above.

Conversion of Shares; Exchange of Certificates

The conversion of Mercury preferred stock into the right to receive the merger consideration and the cancelation of Mercury common stock will occur automatically at the effective time of the Merger. One business days before the closing date, Real Goods Solar will deposit with Computershare Trust Company, N.A., the exchange agent selected by Real Goods Solar and Mercury, the number of shares of Real Goods Solar Class A common stock to be issued pursuant to the Merger Agreement. As soon as reasonably practicable after completion of the Merger, the exchange agent will exchange certificates evidencing shares of Mercury preferred stock for the merger consideration to be received pursuant to the terms of the Merger Agreement.

Letter of Transmittal

As soon as reasonably practicable after the completion of the Merger, the exchange agent will mail a letter of transmittal to each record holder of Mercury preferred stock at the effective time of the Merger. This mailing will contain instructions on how to surrender Mercury preferred stock in exchange for the merger consideration the holder is entitled to receive pursuant to the terms of the Merger Agreement.

Holders of Mercury preferred stock should not submit their Mercury stock certificates for exchange until they receive the transmittal instructions and a letter of transmittal form from the exchange agent. Real Goods Solar’s shareholders and holders of Mercury common stock do not need to exchange their stock certificates.

If a certificate for Mercury preferred stock has been lost, stolen or destroyed, the exchange agent will issue the consideration properly payable under the Merger Agreement upon receipt of an affidavit of that fact, and, if required by Real Goods Solar, the posting of a bond indemnifying Real Goods Solar and the exchange agent for any claim that may be made against Real Goods Solar as a result of the lost, stolen or destroyed certificates. After completion of the Merger, there will be no further transfers on the stock transfer books of Mercury, except as required to settle trades properly executed before the completion of the Merger.

Withholding

The exchange agent, Real Goods Solar, Real Goods Mercury and Mercury are entitled to deduct and withhold from the consideration otherwise payable to any holder of Mercury preferred stock any amounts as may be required to be deducted and withheld with respect to the making of such payment under the Internal Revenue Code of 1986, as amended, and applicable Treasury Regulations issued pursuant thereto or any provision of state, local or foreign tax law.

Termination of Exchange Fund

At any time following six months after the effective time of the Merger, Real Goods Solar will have the right to require the exchange agent to return to Real Goods Solar any shares of Real Goods Solar Class A common stock that remain undistributed to the holders of Mercury preferred stock. Any holder of Mercury preferred stock who has not exchanged certificates representing that stock before that time may thereafter look only to Real Goods

Solar to exchange stock certificates. None of Real Goods Solar, Mercury or the exchange agent will be liable to any holder of Mercury preferred stock for any of the merger consideration delivered to a public official pursuant to applicable abandoned property, escheat or similar laws. Any amounts remaining unclaimed by any holder of Mercury preferred stock two years after the effective time of the Merger (or such earlier date when the amounts would otherwise escheat to or become property of any governmental entity) shall become, to the extent permitted by applicable law, the property of Real Goods Solar free and clear of any claims or interest of any person previously entitled thereto.

Fractional Shares

Real Goods Solar will pay cash in lieu of issuing fractional shares of Real Goods Solar Class A common stock, as further described under “The Merger—Consideration to Be Received in the Merger. ”

Options and Warrants

The Merger Agreement provides that Mercury will take such action as is necessary so that each option and warrant to purchase shares of Mercury stock that is outstanding immediately before the completion of the Merger, whether or not then vested or exercisable, shall be, without any action on the part of Real Goods Solar or Real Goods Mercury, cancelled and extinguished. Such outstanding options and warrants to purchase shares of Mercury stock will be cancelled at the effective time.

Dissenting Shareholders

Dissenters’ or appraisal rights are statutory rights that, if applicable under law, enable shareholders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the “fair value” for their shares instead of receiving the consideration offered to shareholders in connection with the extraordinary transaction. Dissenters’ or appraisal rights are not available in all circumstances.

Real Goods Solar’s shareholders are not entitled to dissenters’ or appraisal rights in connection with the Merger or the Real Goods Solar Stock Issuance.

Mercury’s stockholders are entitled to dissenters’ or appraisal rights in connection with the Merger or the Real Goods Solar Stock Issuance under Delaware law. Pursuant to the terms of the Merger Agreement, Mercury has represented to Real Goods Solar that the Existing Mercury Voting Agreement delivered to Real Goods Solar is a true and correct copy of such voting agreement and that such agreement is enforceable in accordance with its terms. Pursuant to the terms of the voting agreement, if more than 50% of the holders of Mercury preferred stock vote in favor of a transaction such as the Merger, the holders of Mercury preferred and common stock have agreed to vote in favor of such transaction, and have waived any dissenters’ or appraisal rights they may have in connection with such transaction. Therefore, assuming the Merger and the Merger Agreement are approved by the holders of at least a majority of the outstanding Mercury preferred stock as required by the Existing Voting Agreement, holders of Mercury preferred and common stock will have waived dissenters’ rights in respect of the Merger by signing the Existing Mercury Voting Agreement.

Listing of Real Goods Solar Class A Common Stock

The shares of Real Goods Solar Class A common stock to be issued to holders of Mercury’s preferred stock in the Merger will be listed on The NASDAQ Capital Market under the symbol “RSOL.” See “Risk Factors—Real Goods Solar must meet The NASDAQ Capital Market continued listing requirements or it risks delisting, which may decrease its stock price and make it harder for Real Goods Solar’s shareholders to trade its stock.”

Representations and Warranties

The Merger Agreement contains representations and warranties made by each of the parties regarding aspects of its business, financial condition and structure and other facts pertinent to the Merger. See disclaimer regarding these representations and warranties under the heading “The Merger Agreement.” Each of Mercury and Real Goods Solar has made representations and warranties to the other in the Merger Agreement with respect to the following subjects:

•	existence, good standing and qualification to conduct business;

•	subsidiaries;

•	organizational documents;

•	capitalization;

•	requisite power and authorization to enter into and carry out the obligations of the Merger Agreement and the enforceability of the Merger Agreement;

•	absence of any violation of organizational documents, applicable law or third party agreements;

•	required governmental approvals;

•	compliance with applicable laws, orders and permits;

•	financial information and internal accounting controls;

•	accuracy of information provided for inclusion in this joint proxy statement/prospectus;

•	absence of certain changes or events;

•	litigation;

•	title to assets;

•	patents and trademarks;

•	labor and employment matters;

•	insurance; and

•	related party transactions.

Mercury has made additional representations and warranties to Real Goods Solar in the Merger Agreement with respect to the following subjects:

•	the inapplicability to the Merger Agreement of any anti-takeover law;

•	existing indebtedness and liens;

•	accounts receivable;

•	business relationships;

•	inventories;

•	sale of products and performance of services;

•	compliance; permits;

•	data and privacy;

•	employee benefit plans;

•	real and personal property;

•	fees payable to brokers, finders or investment banks in connection with the Merger;

•	environmental matters;

•	material contracts;

•	bonds and performance bonds;

•	tax matters; and

•	intellectual property.

Real Goods Solar has made additional representations and warranties to Mercury in the Merger Agreement with respect to the following subjects:

•	the authorization of the shares of Real Goods Solar Class A common stock to be issued to holders of Mercury’s preferred stock;

•	financial capability;

•	its filings and reports with the SEC;

•	press releases;

•	compliance with applicable provisions of the Sarbanes-Oxley Act and corporate governance rules and regulations of The NASDAQ Capital Market;

•	investment company;

•	accountants; and

•	foreign corrupt practices act.

Certain representations and warranties of Mercury and Real Goods Solar are qualified as to materiality or as to “material adverse effect,” which when used with respect to Mercury or Real Goods Solar means, subject to numerous exceptions, any event, occurrence, fact, condition or change that is, or would reasonably be expected to become, individually or in the aggregate, materially adverse to (a) the business, results of operations, condition (financial or otherwise), or assets of such party, taken as a whole, or (b) the ability such party to consummate the transactions contemplated by the Merger Agreement on a timely basis.

Conduct of Business Pending the Effective Time

Unless Real Goods Solar otherwise consents in writing, or as contemplated by the Merger Agreement or as required by applicable law, Mercury has agreed that, from the date of the Merger Agreement to the effective time of the Merger, it and its subsidiaries will each conduct its respective businesses in the ordinary course consistent with past practice, use its reasonable best efforts to preserve substantially intact its business organization, to keep available its services, and current officers and employees, to preserve its present relationships with customers, suppliers, distributors, licensors, licensees and other persons having business relationships with it. Without limiting the generality of the foregoing, Mercury has agreed that it shall not, nor shall it permit any of its subsidiaries to, without Real Goods Solar’s prior written consent (which consent shall not be unreasonably withheld or delayed):

•	amend or propose to amend its organizational documents;

•	split, combine or reclassify any of its capital stock, repurchase, or offer to repurchase its capital stock, or declare, set aside or pay any dividend or distribution;

•	issue, sell, pledge, dispose of or encumber any of its capital stock;

•	increase the compensation payable or that could become payable by Mercury to directors, officers or employees, other than increases in compensation made in the ordinary course of business consistent with past practice, enter into any new or amend any existing employment, severance, retention or change in control agreement with any of its past or present officers or employees, promote any officers or employees, except in connection with Mercury’s annual or quarterly compensation review cycle or as the result of the termination or resignation of any officer or employee, or establish, adopt, enter into, amend, terminate, exercise any discretion under, or take any action to accelerate rights under any of Mercury’s benefit plans, or make any contribution to any Mercury benefit plan other than contributions required by law;

•	acquire any business or make any loans, advances or capital contributions to or investments in excess of $50,000 in the aggregate;

•	transfer, license, sell, lease or otherwise dispose of any assets other than obsolete equipment or assets being replaced, in each case in the ordinary course of business consistent with past practice, or adopt or effect a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization;

•	repurchase, prepay or incur any indebtedness or guarantee indebtedness, issue or sell any debt securities or rights to acquire any debt securities, guarantee any debt securities, enter into any “keep well” or other contract to maintain any financial statement condition or enter into any arrangement having the economic effect of any of the foregoing, other than in connection with the financing of ordinary course trade payables consistent with past practice;

•	enter into, amend or modify, or consent to the termination of, any material contract or any lease with respect to material real estate;

•	institute, settle or compromise any legal actions involving the payment of monetary damages by Mercury or any of its subsidiaries of any amount exceeding $100,000; and neither the Mercury nor any of its subsidiaries may settle or agree to settle any legal action which settlement involves a conduct remedy or injunctive or similar relief or has a restrictive impact on Mercury’s business;

•	make any material change in any method of financial accounting principles or practices, in each case except for any such change required by a change in GAAP or applicable law;

•	settle or compromise any material tax claim, audit or assessment, make or change any material tax election, change any annual tax accounting period, adopt or change any method of tax accounting, amend any material tax returns or file claims for material tax refunds, or enter into any material closing agreement, surrender in writing any right to claim a material tax refund, offset or other reduction in tax liability or consent to any extension or waiver of the limitation period applicable to any material tax claim or assessment relating to Mercury or its subsidiaries;

•	enter into any material agreement, agreement in principle, letter of intent, memorandum of understanding or similar contract with respect to any joint venture, strategic partnership or alliance;

•	take any action to exempt any person from, or make any acquisition of securities of Mercury by any person or entity not subject to, any state takeover statute or similar statute or regulation that applies to Mercury with respect to a takeover proposal or otherwise, including the restrictions on “business combinations” set forth in Section 203 of the DGCL, except for Real Goods Solar, Real Goods Mercury or any of their respective subsidiaries or affiliates, or the transactions contemplated by the Merger Agreement;

•	abandon, encumber, convey title (in whole or in part), exclusively license or grant any right or other licenses to its intellectual property, other than in the ordinary course of business consistent with past practice; or

•	agree or commit to do any of the foregoing.

Certain Additional Agreements

No Solicitation

The Merger Agreement contains provisions prohibiting Mercury from seeking or discussing alternative transactions. Under these “non-solicitation” provisions, Mercury has agreed that it will not, and will cause its subsidiaries not to, directly or indirectly, authorize or permit any of their respective officers, directors, employees, agents or representatives to:

•	initiate, solicit, knowingly encourage or take any other action designed to facilitate any takeover proposals (as defined below);

•	enter into any agreement with respect to any takeover proposal; or

•	engage or otherwise participate in discussions or negotiations regarding, or provide any information with respect to, or otherwise cooperate with, any proposal that constitutes, or could reasonably be expected to lead to, a takeover proposal.

As used in the Merger Agreement, the term “takeover proposal” means any proposal, offer or indication of interest in making a proposal or offer relating to:

•	any direct or indirect acquisition of assets of Mercury or its subsidiaries (including any voting equity interests of subsidiaries, but excluding sales of assets in the ordinary course of business) equal to 15% or more of the fair market value of Mercury’s consolidated assets or to which 15% or more of Mercury’s net revenue or net income on a consolidated basis are attributable;

•	any direct or indirect acquisition of 15% or more of Mercury’s voting equity interests;

•	any tender offer or exchange offer that if consummated would result in any person beneficially owning 15% or more of the voting equity securities of Mercury;

•	any merger, consolidation, business combination or similar transaction involving Mercury pursuant to which any person would own 15% or more of the consolidated assets, net revenues or net income of Mercury, taken as a whole; or

•	any liquidation or dissolution (or the adoption of a plan of liquidation or dissolution) of Mercury or the declaration or payment of an extraordinary dividend (whether in cash or other property) by Mercury.

Subject to compliance with the non-solicitation provisions described in this section and notwithstanding the limitations described above, the Merger Agreement does not prevent Mercury, before obtaining the approval of the Merger by Mercury’s stockholders, from furnishing information pursuant to a customary confidentiality agreement or participating in discussions or negotiations with any person in response to an unsolicited, bona fide written takeover proposal that Mercury’s board of directors determines constitutes, or is reasonably expected to lead to, a “superior proposal,” as defined below. However, Mercury or its board of directors may take such action only if:

•	Mercury’s board of directors determines that failure to take these actions would be inconsistent with its fiduciary duties under applicable law;

•	Mercury gives Real Goods Solar written notice of this determination before taking such action;

•	Any information provided has previously been provided to Real Goods Solar or is provided to Real Goods Solar at the same time it is provided to such person; and

•	Mercury provides Real Goods Solar an opportunity to amend the Merger Agreement in a manner to make the Merger a superior proposal.

In addition, Mercury has agreed to notify Real Goods Solar promptly (and in any event within 24 hours) if any person makes any takeover proposal and to describe in reasonable detail the identity of any such person and the material terms and conditions of any such takeover proposal. Mercury has agreed to keep Real Goods Solar fully and promptly informed of the status and material terms of any such takeover proposal.

As used in the Merger Agreement, the term “superior proposal” means a bona fide takeover proposal that Mercury’s board of directors determines in good faith is more favorable from a financial point of view to the holders of Mercury preferred stock than the transactions contemplated by the Merger Agreement, taking into account (a) all financial considerations, (b) the identity of the third party making such takeover proposal, (c) the anticipated timing, conditions (including any financing condition or the reliability of any debt or equity funding commitments) and prospects for completion of such takeover proposal, (d) the other terms and conditions of such takeover proposal and the implications thereof on Mercury, including relevant legal, regulatory and other aspects of such takeover proposal deemed relevant by Mercury’s board of directors, and (e) any revisions proposed by Real Goods Solar to the terms of the Merger Agreement during applicable notice periods.

Shareholders Meetings

Unless the Merger Agreement is earlier terminated, Real Goods Solar’s board of directors must submit the Real Goods Solar Stock Issuance for approval by its shareholders at Real Goods Solar’s shareholders meeting and Mercury’s board of directors must submit the Merger Agreement and the Merger for approval by its stockholders at Mercury’s stockholders meeting. Mercury must convene a stockholders meeting as soon as reasonably practicable following the execution of the Merger Agreement, but in any event no later than the date of Real Goods Solar’s shareholders meeting.

Director and Officer Insurance

Under the Merger Agreement, Mercury agreed to, before the effective time of the Merger, purchase an extended reporting period of six years under the directors’ and officers’ liability insurance maintained by Mercury.

Conditions

The respective obligations of Real Goods Solar, Real Goods Mercury and Mercury to complete the Merger are subject to the satisfaction or waiver of each of the following conditions:

•	the absence of any injunction or law preventing consummation of the Merger or the other transactions contemplated by the Merger Agreement;

•	the effectiveness of the registration statement, of which this joint proxy statement/prospectus forms a part, and the absence of any stop order or proceedings initiated by the SEC for that purpose;

•	the approval of the Merger by Mercury’s stockholders;

•	the approval of the Merger by Real Goods Solar’s shareholders; and

•	the receipt of consents from all governmental entities, and the absence of an injunction or court order preventing the consummation of the Merger.

In addition, the obligations of Real Goods Solar and Real Goods Mercury to complete the Merger are further subject to the satisfaction or waiver of each of the following conditions:

•	the accuracy of the representations and warranties of Mercury set forth in the Merger Agreement, generally both when made and at the time of the closing of the Merger, subject to certain specified materiality standards;

•	the performance and compliance by Mercury in all material respects with all covenants and obligations required to be performed and complied with by it on or before the closing date of the Merger;

•	receipt of a certificate executed by an executive officer of Mercury as to the satisfaction of the conditions described in the preceding two bullets;

•	the absence of any event, development or change that, individually or in the aggregate, has resulted or would reasonably be expected to result in a “company material adverse effect;”

•	receipt of resignation letters from all officers and directors of Mercury;

•	receipt of certain third-party approvals and consents;

•	determination by Real Goods Solar that the surviving corporation will possess all permits necessary to fulfill the obligations under Mercury’s commercial installation agreements;

•	receipt of approval of The NASDAQ Capital Market to list or designate for quotation the Real Goods Solar Class A common stock issued pursuant to the Merger;

•	receipt of evidence that Mercury has no less than $8.5 million of cash on hand as of the closing (subject to a monthly decrease of $200,000 if the closing occurs after September 30, 2013); and

•	execution and delivery of the escrow agreement.

In addition, the obligations of Mercury to complete the Merger are further subject to the satisfaction or waiver of each of the following conditions:

•	the accuracy of the representations and warranties of Real Goods Solar and Real Goods Mercury set forth in the Merger Agreement, generally both when made and at the time of the closing of the Merger, subject to certain specified materiality standards;

•	the performance and compliance by Real Goods Solar and Real Goods Mercury in all material respects with all covenants and obligations required to be performed and complied with by it on or before the closing date of the Merger;

•	receipt of a certificate executed by an executive officer of Real Goods Solar and Real Goods Mercury as to the satisfaction of the conditions described in the preceding two bullets;

•	Richard D. White, a member of Mercury’s board of directors, or another nominee designated by Mercury, shall have been nominated to Real Goods Solar’s board of directors as a director for election at its 2013 annual meeting of shareholders. In the event that Mr. White is not elected to Real Goods Solar’s board of directors before the closing of the Merger, Real Goods Solar will provide Mr. White the observer rights and compensation described in “The Merger—Interests of Real Goods Solar’s Directors and Executive Officers in the Merger;”

•	the absence of any event, development or change that, individually or in the aggregate, has resulted or would reasonably be expected to result in a “parent material adverse effect”; and

•	execution and delivery of the escrow agreement.

Termination of Merger Agreement

The Merger Agreement may be terminated at any time before the effective time of the Merger by the mutual written consent of Real Goods Solar, Real Goods Mercury and Mercury.

In addition, either Real Goods Solar or Mercury may terminate the Merger Agreement at any time before the effective time of the Merger if:

•	the Merger has not been completed on or before December 31, 2013, subject to extension as a result of the SEC’s comment to the registration statement of which this joint proxy statement/prospectus is a part, or Mercury’s process with respect to a potential takeover proposal other than by Real Goods Solar; provided that in each case, such extension may not go beyond March 15, 2014, and this right to terminate will not be available to any party whose failure to fulfill any obligation under the Merger Agreement caused or resulted in the failure of the Merger to be consummated by such date;

•	a governmental authority of competent jurisdiction has enacted or issued a law, order, decree or ruling or taken other action making illegal, permanently enjoining or otherwise permanently prohibiting the Merger and such law, order, decree, ruling or other action has become final and nonappealable;

•	Mercury’s stockholders do not approve the Merger; or

•	Real Goods Solar’s shareholders do not approve the Merger.

In addition, Real Goods Solar may terminate the Merger Agreement at any time before the effective time of the Merger if:

•	Mercury’s board of directors elects to withdraw its recommendation to its stockholders to approve the Merger or fails to reaffirm its recommendation after another takeover proposal;

•	Mercury has breached its non-solicitation covenant in the Merger Agreement;

•	Mercury elects to pursue another competing offer;

•	Mercury materially breaches any of its representations, warranties or covenants in the Merger Agreement, resulting in a failure of certain closing conditions, and such breach is not capable of being cured within the time period set forth in the Merger Agreement;

•	Mercury does not hold its stockholders’ meeting within the time periods required by the Merger Agreement; or

•	after Real Goods Solar and Mercury have the requisite shareholder approvals for the Merger and the other transactions contemplated by the Merger Agreement, the Average Closing Price of Real Goods Solar’s Class A common stock is below $2.15, provided that within 5 days of delivery of a termination notice under this bullet, Mercury may provide notice to Real Goods Solar of its desire to move forward with the closing of the Merger, in which case, the definition of Average Closing Price will be $2.15.

In addition, Mercury may terminate the Merger Agreement at any time before the effective time of the Merger if:

•	before Mercury’s receipt of stockholder approval for the Merger, Mercury elects to pursue a competing offer in compliance with the terms of the Merger Agreement; or

•	Real Goods Solar or Real Goods Mercury materially breaches any of its representations, warranties or covenants in the Merger Agreement, resulting in a failure of certain closing conditions, and such breach is not capable of being cured within the time period set forth in the Merger Agreement.

Termination Fees

The following termination fees will apply upon the termination of the Merger Agreement by either Mercury or Real Goods Solar:

•	If Mercury terminates the Merger Agreement as a result of Real Goods Solar failing to obtain shareholder approval for the Merger, Real Goods Solar will pay Mercury a fee of $400,000;

•	If Real Goods Solar terminates the Merger Agreement as a result of Mercury failing to obtain stockholder approval for the Merger, Mercury will pay Real Goods Solar a fee of $500,000; and

•	If Real Goods Solar terminates the Merger Agreement as a result of the Average Closing Price of Real Goods Solar’s Class A common stock dropping below $2.15, Real Goods Solar will pay Mercury a fee of $350,000 (unless Mercury agrees to use $2.15 as the Average Closing Price, in which case Real Goods Solar may not terminate the Merger Agreement).

Indemnification

Following the closing of the Merger, Real Goods Solar is required to indemnify Mercury’s stockholders who receive merger consideration (the “Indemnifying Stockholders”) from and against actual out-of-pocket losses and damages, including the reasonable fees of outside counsel, but excluding punitive, special or consequential damages, except to the extent paid in connection with a third party claim, arising from Real Goods breach of any of its representations, warranties, and covenants in the Merger Agreement.

Following the closing of the Merger, each of the Indemnifying Stockholders, is required to indemnify Real Goods Solar from and against any actual out-of-pocket losses and damages, including the reasonable fees of outside counsel, but excluding punitive, special or consequential damages, except to the extent paid in connection with a third party claim, arising from (a) any breach of the representations and warranties of Mercury in the Merger Agreement, (b) any breach of any covenant or agreement of Mercury in the Merger Agreement, (c) any Mercury stockholder exercising appraisal rights in accordance with Delaware law, or (d) any claims brought against Mercury or Real Goods Solar by a Mercury stockholder in connection with the Merger.

The indemnification obligations are subject to the following limitations:

•	The representations and warranties of Real Goods Solar and Mercury, and the covenants to be performed before the closing of the Merger only survive for a nine month period following the closing of the Merger. The covenants of Real Goods Solar and Mercury which are to be performed at or after the closing of the Merger survive the closing and terminate 90 days after the expiration of the statute of limitations applicable to each covenant. Notwithstanding the foregoing, breaches of representations, warranties or covenants that are intentional or constitute fraud survive the closing of the Merger indefinitely.

•	Neither Real Goods nor the Indemnifying Stockholders may recover any amounts resulting from a breach of a representation or warranty until the total amounts due to such party exceed $75,000.

•	The aggregate indemnification obligation of the Indemnifying Stockholders may not exceed the value of all of the escrowed shares described in “Material Contracts Between Real Goods Solar and Mercury—Escrow Agreement.”

•	The aggregate indemnification obligation of Real Goods Solar may not exceed the value of the shares escrowed to secure indemnification obligations of the Mercury stockholders for breaches of representations, warranties and covenants described in “Material Contracts Between Real Goods Solar and Mercury—Escrow Agreement.”

•	Each indemnification claim against the Indemnifying Stockholders arising from a breach of representations, warranties or covenants will be satisfied (a) first, by offsetting the amount of such claim by the positive difference, if any, of the aggregate amount of certain gain contingencies realized by Real Goods Solar following the closing of the Merger and (b) thereafter, solely from a portion of the escrowed shares equal to $1,500,000 divided by the Average Closing Price.

•	Each indemnification claim against the Indemnifying Stockholders arising from an appraisal proceeding or shareholder litigation will be satisfied (a) first, by offsetting the amount of such claim by the positive difference, if any, of the aggregate amount of certain gain contingencies realized by Real Goods Solar following the closing of the Merger and (b) thereafter, solely from a portion of the escrowed shares equal to $500,000 divided by the Average Closing Price.

Shareholders’ Representative

By virtue of the adoption of the Merger Agreement by Mercury’s stockholders, each Mercury stockholder will be deemed to have irrevocably constituted and appointed Timothy Greener and Peter Kaufmann (collectively, the “Shareholder Representatives”) as agent and attorney-in-fact for and on behalf of such stockholders, with full power of substitution, to act in the name, place and stead of each such shareholder with respect to the Merger Agreement and the escrow agreement and the taking by the Shareholder Representatives of any and all actions and the making of any decisions required or permitted to be taken by the Shareholder Representatives under the Merger Agreement or the escrow agreement, including the exercise of the power to: (a) give and receive notices and communications under the Merger Agreement or the escrow agreement; (b) authorize delivery to Mercury of escrow shares held under the escrow agreement in satisfaction of claims for indemnification made by Real Goods Solar under the Merger Agreement; (c) object to claims for indemnification made by Real Goods Solar under the Merger Agreement or the escrow agreement; (d) agree to, negotiate, enter into settlements and compromises of, and comply with orders of courts with respect to claims for indemnification made by Real Goods Solar under the Merger Agreement; (e) take all actions necessary or appropriate in the good faith judgment of the Shareholder Representatives for the accomplishment of the foregoing, and (f) to vote the escrowed shares in connection with any meeting or consent solicitation of Real Goods Solar’ shareholders during the period in which the escrowed shares are held in escrow.

Amendment and Waiver

The Merger Agreement provides that the parties may amend the Merger Agreement by written instrument signed by each of Real Goods Solar, Real Goods Mercury, Inc. and Mercury before the effective time of the Merger. Any waiver of rights under the Merger Agreement must be set forth in writing.

Real Goods Solar will disclose any material amendments or waivers to the Merger Agreement on a current report on Form 8-K. In addition, Real Goods Solar will issue a press release concurrently with the filing of the Form 8-K to notify shareholders promptly upon the occurrence of a material amendment or waiver to the Merger Agreement.

MATERIAL CONTRACTS BETWEEN REAL GOODS SOLAR AND MERCURY

Mercury Stockholder Voting Agreement

In connection with the execution of the Merger Agreement, Real Goods Solar entered into a Pre-Voting Agreement with Mercury and the supporting shareholders, as further described under “The Merger—Interest of Real Goods Solar’s Directors and Executive Officers in the Merger—Voting Agreements.”

Escrow Agreement

As a condition to the closing of the Merger Agreement, Mercury, the Shareholder Representatives and Real Goods Solar will enter into an escrow agreement. Pursuant to the escrow agreement, at the effective time of the Merger, Real Goods Solar will deposit a portion of the merger consideration consisting of an amount of shares with a value equal to $1.5 million (based on the Average Closing Price) into an escrow account to secure Mercury’s obligations if its working capital at closing is below a certain amount or if there are any successful indemnification claims by Real Goods Solar under the Merger Agreement. Based on an Average Closing Price of $3.59, which is the Average Closing Price that would have been applicable had the effective time of the Merger occurred on November 20, 2013, 979,518 shares of Real Goods Solar Class A common stock would be placed into this escrow. After the nine month anniversary of the effective time of the Merger, the shares remaining in this escrow account, if any, will be released in the following manner: (a) 156,000 shares, subject to increase or decrease on a pro rata basis to the extent the merger consideration is otherwise adjusted based on the market price adjustments set forth in the Merger Agreement (See “The Merger Agreement—Consideration to Be Received in the Merger”), will be released in equal proportions to each of Jared Haines, Anthony Coschigano and Andrew Zaref so long as each such individual is then employed by Real Goods Solar and has satisfied other conditions specified in the retention bonus agreements (See “The Merger—Interests of Mercury’s Directors and Executive Officers in the Merger—Retention Bonuses, Transition Consulting Agreements and Employment Offers”), and (b) the remaining shares will be released to the holders of Mercury preferred stock (pro rata on a fully-diluted basis as of the effective time of the Merger).

Additionally, if, before the closing of the Merger, either (a) a Mercury stockholder exercises appraisal rights in accordance with Section 262 of the DGCL, or (b) a legal action is brought against Mercury or Real Goods Solar by a Mercury stockholder in connection with the Merger, Real Goods Solar shall deposit an additional portion of the merger consideration consisting of an amount of shares with a value equal to $500,000 (based on the Average Closing Price) into a separate escrow account to secure the indemnification obligations of Mercury’s stockholders under the Merger Agreement relating to (a) and (b) above. After the nine month anniversary of the effective time of the Merger, the shares remaining in this escrow account, if any, will be released to the holders of Mercury preferred stock (pro rata on a fully-diluted basis as of the effective time of the Merger).

Finally, an additional portion of the merger consideration consisting of 624,000 shares, also subject to market price adjustment (See “The Merger Agreement—Consideration to Be Received in the Merger”), will be placed into another separate escrow account to fund payment of retention bonuses under the retention bonus agreements entered into by Mercury and three members of Mercury’s management team. See “The Merger—Interests of Mercury’s Directors and Executive Officers in the Merger—Retention Bonuses, Transition Consulting Agreements and Employment Offers.”

Real Goods Solar Employment Offer Letters

In connection with entering into the Merger Agreement, Real Goods Solar executed employment offer letters with certain members of Mercury’s management as further described in “The Merger—Interests of Mercury’s Directors and Executive Officers in the Merger—Retention Bonuses, Transition Consulting Agreements and Employment Offers.”

Transition Consulting Agreements

In connection with entering into the Merger Agreement, Real Goods Solar entered into Transition Consulting Agreements with certain members of Mercury’s management team to provide transition services to Real Goods Solar in connection with the Merger as further described in “The Merger—Interests of Mercury’s Directors and Executive Officers in the Merger—Retention Bonuses, Transition Consulting Agreements and Employment Offers.”

INFORMATION RELATED TO REAL GOODS SOLAR

Description of Business

Introduction

Real Goods Solar is a leading residential and commercial solar energy engineering, procurement, and construction firm. Real Goods Solar also performs most of its own sales and marketing activities to generate leads and secure projects. Real Goods Solar offers turnkey services, including design, procurement, permitting, build-out, grid connection, financing referrals and warranty and customer satisfaction activities. Real Goods Solar’s solar energy systems use high-quality solar photovoltaic modules from manufacturers such as Canadian Solar and Trina. Real Goods Solar uses proven technologies and techniques to help customers achieve meaningful savings by reducing their utility costs. In addition, Real Goods Solar helps customers lower their output of carbon emissions and reliance upon fossil fuel energy sources.

Real Goods Solar has 35 years of experience in residential solar energy. Real Goods Solar traces its roots to 1978, when Real Goods Trading Corporation sold the first solar photovoltaic, panels to the public in the United States. Real Goods Solar has designed and installed over 16,000 residential and commercial solar systems since its founding. Real Goods Solar’s focused customer acquisition approach and its efficiency in converting customer leads into sales enable Real Goods Solar to realize what it believes are competitive customer acquisition costs that it continuously focuses on improving. Real Goods Solar believes that its Real Goods Solar brand has a national reputation for high quality customer service in the solar energy market, which leads to a significant number of word-of-mouth referrals and new customers.

Real Goods Solar’s History

Real Goods Solar was incorporated in Colorado in 2008 as a successor to Gaiam Energy Tech, Inc. founded in 1999. Real Goods Solar’s second acquisition was Real Goods Trading Corporation, which was publicly traded from 1991 to 2001 when it was acquired by Gaiam Energy Tech, Inc., a subsidiary of Gaiam. Real Goods Solar operated essentially as a separate business (except for certain consolidated corporate functions) from 2001 to 2008, when operations were moved into its corporate entity, Real Goods Solar, Inc., upon its formation. Real Goods Solar acquired Marin Solar in November 2007, Carlson Solar in January 2008, Independent Energy Systems, Inc. in August 2008, Regrid Power, Inc. in October 2008, and Earth Friendly Energy Group Holdings LLC d/b/a Alteris Renewables, Inc. (“Alteris”) in June 2011.

Growth Strategy

Real Goods Solar’s goal is to continue to build on its industry-leading position and become one of the largest and most profitable residential and commercial solar energy integrators in the United States. Real Goods Solar intends to pursue the following strategies to achieve this goal:

•	Enhance and leverage the Real Goods Solar brand name and long-term commitment and participation in the solar sector to increase its market presence. Real Goods Solar intends to enhance and leverage the Real Goods Solar brand name and its reputation for customer service to continue to win business in existing markets and to expand into new markets in which its competitors have little or no brand recognition.

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Expand into markets in which legislation and government incentives are favorable for solar energy. Real Goods Solar plans to expand the geographic scope of its business as jurisdictions adopt new or improve existing incentive programs that enhance the economics of solar energy systems for a broader customer base. In addition to the $3.4 billion California Solar Initiative adopted in 2007, a number of states, including Arizona, Colorado, Connecticut, Hawaii, Massachusetts, Nevada, New Jersey and New York, have adopted legislation and incentives favorable to solar energy and other states are considering adopting such legislation and incentives. Federal law provides a 30% investment tax credit that was extended for eight years in 2008, when the $2,000 cap on the credit for residential systems was removed. Real Goods Solar believes that this tax credit will continue to stimulate the solar market on a national basis.

•	Consolidate the fragmented U.S. solar energy system installation market. The U.S. solar energy system installation market remains highly fragmented, with hundreds of independent installers or integrators in California alone and likely thousands nationwide. Real Goods Solar has completed a number of acquisitions as part of a consolidation strategy. Although successful core growth is a key priority, there are and likely will be excellent opportunities for selective acquisitions to continue to strengthen the company and its overall depth and breadth of capabilities and market reach.

•	Expand its “community of customers” to enhance revenue and lower its customer acquisition costs. Real Goods Solar intends to leverage its broad market reach and long-term participation in the sector to expand its “community of customers,” which cares deeply about solar energy and a renewable energy lifestyle and views Real Goods Solar as the premier solar energy engineering, procurement, and construction firm. Real Goods Solar intends to leverage its customer base to continue to provide Real Goods Solar with new leads and referrals, which, in conjunction with its marketing efforts, should allow Real Goods Solar to continue to lower its customer acquisition costs.

•	Make a difference in the world. Real Goods Solar intends to promote its solar energy systems as a way for individuals and communities to reduce their carbon footprint, reduce U.S. dependence on foreign and fossil fuel-based energy sources and foster a culture of respect for the Earth and its natural resources for the benefit of future generations.

Competitive Advantages

Real Goods Solar believes that it has a number of advantages over its competitors, including the following:

•	Brand recognition and authenticity. Real Goods Solar believes that its customers often buy its solar energy systems because of the strength of the Real Goods Solar brand, its longevity in the marketplace and its reputation for excellent customer service. As a result of over 30 years of operating in the solar energy industry, Real Goods Solar believes that it is frequently among the first companies in the industry approached by new solar companies with innovative products.

•	Strength of management. Real Goods Solar has a highly experienced management team. Real Goods Solar’s Chief Executive Officer, Kamyar (Kam) Mofid, has a wealth of experience and expertise managing national and international organizations and has a deep knowledge of the solar sector.

•	Low-cost customer acquisition model. Real Goods Solar’s business model gives it a significant marketing advantage by providing Real Goods Solar access to potential purchasers of solar energy systems from visitors to its Solar Living Center located in Hopland, California and from its strong web presence. In addition, its strong brand name and reputation for outstanding customer service provide Real Goods Solar with word-of-mouth referrals. Real Goods Solar closely monitors its customer acquisitions costs and has strategies in place to continue to reduce these costs.

Challenges Facing the Electric Power Industry

Real Goods Solar believes that as demand for electric power increases, the electric power industry will face various challenges, including the following:

•	Power industry at peak capacity with aging infrastructure. A majority of U.S. power plants in highly populated areas approach capacity during times of peak usage. Additionally, over half of U.S. power plants are more than 30 years old. In order to meet the rising demand for electric power, additional plants will need to be constructed and the aging existing plant infrastructure will require significant capital investment.

•	Finite natural resources. Non-renewable energy resources are finite. Although coal, the largest non-renewable energy resource, is estimated to have over 100 years of reserves left, the rate of global energy consumption is expected to continue to increase, jeopardizing economical access to sufficient energy supply for future generations if renewable energy sources are not developed.

•	Increased electricity rates. As a result of aging infrastructure and high energy demand, residential and commercial customers are facing rising electricity rates, creating economic pressures for consumers and businesses alike.

•	Pollution and climate change concerns. Non-renewable, fossil fuel-based energy sources, including coal, create environmental pollution, and there is significant local resistance to new coal-fired power plants in populated areas. Concerns about climate change, global warming and greenhouse gas emissions have resulted in international efforts to reduce such emissions, and various states have enacted stricter emissions control laws or mandated that utilities comply with renewable portfolio standards (“RPS”), which require the generation of a certain amount of power from renewable sources. Real Goods Solar believes that increased concerns about climate change are likely to result in increased focus on alternative energy sources.

Because the solar energy industry offers solutions to these challenges, Real Goods Solar believes it has extremely large growth potential. Currently, less than one percent of the world’s power is generated from solar energy sources.

Drivers of Solar Energy Industry Growth

Real Goods Solar expects a number of factors will contribute to growth in the solar energy industry, including the following:

•	Legislative initiatives. A number of initiatives have been enacted by the federal government and various states, municipalities and utilities that encourage or require the installation of grid-tied solar energy systems. In 1996, the state of California enabled individual energy systems to tie into the conventional utility grid and began to require that various rebates and incentives be provided to support the use of solar energy systems, making California the focus for the development of the solar energy market in the United States. California has mandated an increase in the percentage of renewable energy retail sales by certain utilities to 20%, with a goal of 33% by 2020. Colorado has enacted an RPS goal of 20% for investor-owned utilities and 10% for electric cooperatives and municipal utilities serving more than 40,000 customers by 2020. The various states in the Northeast in which Real Goods Solar operates have also implemented a variety of solar initiatives.

•	Financial incentives. As RPS programs are implemented, it is common for financial incentives to be made available, making the purchase of solar energy systems more affordable and opening additional solar markets in the United States.

•	Rebates. Rebates offered to customers or integrators reduce the initial cost of solar energy systems. Several states, including California and Colorado, require certain utilities to offer rebates that can substantially reduce the costs of installing solar energy systems. These rebates, coupled with tax credits, substantially reduce the customer’s out-of-pocket cost for purchasing a solar energy system.

•	Tax credits. There is currently a 30% federal tax credit for residential and commercial solar energy systems, and in October 2008 Congress extended the availability of this credit for both residential and commercial solar installations for another eight years and eliminated the $2,000 cap on the tax credit for residential installations.

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Other incentives. Other incentives, such as net metering, time-of-use credits and performance-based incentives, are provided to consumers based on the amount of electricity their solar energy systems generate. Currently, over three quarters of the states have required some of their utility providers to accept net metering. Net metering allows residential and small-scale commercial solar energy producers to sell excess power generated by their systems to their utility companies, through existing electric meters, at standard retail prices. Time-of-use metering allows customers to sell solar power to their utility for higher rates during peak times when traditional loads are at their highest demand. These customers can then buy back electricity from the utilities during off-peak times at a much lower rate, providing them an additional financial benefit for solar installations. Performance-based incentives reward customers based on the generation of their solar energy over time, as opposed to through an initial rebate.

•	Renewable energy credits. In many states, the installation of a solar energy system generates a renewable energy credit, which is marketable in certain states.

•	Property tax exemptions. In certain jurisdictions, such as California, assessors are prohibited from increasing a solar energy system owner’s property tax assessment as a result of the added value of qualified solar energy systems.

•	Benefits of solar energy systems. Solar energy as a source of electrical power offers the following benefits compared to conventional energy sources:

•	Lower energy prices. The cost of electricity generated by a solar energy system is essentially fixed at the time of installation, providing a hedge against utility electricity price increases and inflation. Solar energy systems generate much of their electricity during the afternoon when the sun’s rays are strongest and when the greatest demand for electricity for air conditioning occurs. Customers can use their solar energy systems’ energy to replace peak time conventional electricity, which can be more expensive and less reliable than electricity purchased during non-peak times. In addition, solar energy systems typically have low operating expenses because the systems require minimal maintenance over their expected lives.

•	Versatility and ease of installation. Solar energy systems can generate electricity in any location that receives sunlight, while relatively fewer locations have both the infrastructure and natural resources required to support other forms of renewable energy, including hydroelectric, wind and geothermal. Solar energy systems can be installed directly at sites where power is needed, reducing conventional electrical transmission and distribution costs.

•	Security. The use of solar energy systems improves energy security by reducing fossil fuel purchases from hostile or politically or economically unstable countries and by reducing power strains on local electrical transmission and distribution systems.

Challenges to the Solar Energy Industry

Real Goods Solar believes growth in the solar energy industry faces the following challenges:

•	Customer economics and financing. The decision to install a solar energy system represents a significant investment of approximately $10,000 to $30,000 or more (net of rebates and federal tax credits), if purchased outright, for the typical home. Financing sources specifically for solar energy systems, including loans and system leases, are not always available depending upon the state and the customer’s credit rating. The return on each customer’s investment in a solar energy system will occur over a different period or at a different rate depending upon individual circumstances. A potential purchaser has to weigh the costs associated with the initial investment decision against the potential benefit associated with anticipated longer-term utility cost reductions, increased property value and low system maintenance costs provided by a solar energy system.

•	Evolving regulatory landscape. The solar energy industry is significantly driven by federal, state and local regulations and incentives, which are continually changing. Changes in regulations and incentives could adversely affect the economic viability of solar energy systems.

•	Supply of solar photovoltaic modules. At times in recent years, there has been a global shortage of solar photovoltaic modules, which has resulted in some price increases and limited availability for solar photovoltaic modules. While Real Goods Solar believes that the risk of future shortages has abated, it is always a possibility. In addition, other problems with the supply chain could impair the timely delivery of key system components.

•	Cost of traditional energy sources. The cost of solar power generation is often compared by customers to the cost of traditional sources of electricity generation such as coal. Traditional power plants are relatively cheap to build but expensive to operate when the true price of their environmental impact is considered. Solar power plants are more expensive to build but cheaper to operate over the long-term, with minimal environmental impact. The growth of the solar power industry is dependent on how consumers weigh the relative importance of construction costs relative to the operating costs for both types of electricity production and the extent to which government mandates require traditional power plants to incorporate environmental costs.

•	Challenging economic environment. The challenging economic environment has created a challenging business climate for the purchase of solar systems. Real Goods Solar believes that many customers remain interested in solar but are electing to postpone their decision to install a system until they have better visibility into the economy and their own personal financial situation.

•	Competitive pressures. The solar industry has been growing very rapidly and the competitive landscape has evolved. Real Goods Solar’s historically strong position, in particular in the residential sector, has been challenged by existing and new competitors. Real Goods Solar must continue to improve and evolve to be able to grow profitability.

Services

Real Goods Solar offers turnkey solar energy services, including design, procurement, permitting, build-out, grid connection, financing referrals and warranty and customer satisfaction activities. Real Goods Solar installs residential and commercial systems that are generally between 3 kilowatts and 1 megawatt output, with the average residential installation being approximately 6 kilowatts of output. Real Goods Solar also on occasion installs larger commercial projects in the 3-5 megawatt range.

Real Goods Solar designs and builds its solar energy systems to meet each customer’s individual needs and circumstances. Real Goods Solar assesses a customer’s annual power requirements and average daily consumption rates in different seasons of the year to size the solar energy system and engineer its wiring. Real Goods Solar assesses the customer’s roof size, configuration, and composition to determine the optimum location for the solar photovoltaic modules. Real Goods Solar factors in information about its customer’s electrical service territory and its rate structures and the customer’s budget and preferred financing method, as well as the customer’s aesthetic preferences. Real Goods Solar also identifies the relevant federal, state and local regulations, including building codes, which are important to the cost, operation and return on investment of the customer’s solar energy system, as well as relevant tax rates and various other factors. Real Goods Solar assesses this data using solar monitoring tools and analytical calculations, which enable Real Goods Solar to design a solar energy system to a size and configuration that maximizes energy efficiency for each customer’s circumstances.

Real Goods Solar prepares final construction plans to obtain a building permit which is necessary for rebate processing. Real Goods Solar also provides customers with a return on investment analysis and determine the rebates and performance-based incentives that are available to each customer. As soon as the building permit is approved, its installation professionals begin the installation by placing metal racking on the customer’s roof (or by building a ground mount in certain situations), followed by installation of the solar photovoltaic modules, inverter(s) and the balance of systems components and safety equipment. Real Goods Solar does not custom manufacture solar photovoltaic modules or inverters, but rather purchases these manufactured components for incorporation into its constructed solar energy systems.

After the solar photovoltaic modules and inverter(s) are installed on the customer’s home or business, Real Goods Solar obtains a final inspection of the installation by the local building department, prepares and submits all rebate applications to the appropriate rebating jurisdiction and at the same time applies for the local utility company to interconnect the customer’s solar energy system to the utility grid. The entire process from signing of the contract through final inspection by the local building department typically takes between 60 to 90 days, with the actual installation work usually requiring two to three days.

Solar Energy Systems

A basic solar energy system has no moving parts and consists of a number of solar photovoltaic modules wired together and mounted on a metal framing structure, an inverter and the balance of systems and safety equipment necessary to connect the system to the customer’s existing utility service.

•	Solar photovoltaic modules. Real Goods Solar sources solar photovoltaic modules from several primary manufacturers such as Canadian Solar and Trina. These modules range in conversion efficiency from 14% to 16%. Solar photovoltaic modules can be manufactured using different semiconductor materials, including mono- and poly-crystalline silicon, amorphous silicon, gallium arsenide, copper indium gallium selenide, or CIGS, and cadmium telluride. Developments in solar photovoltaic technology have generated advances in the conversion efficiency of solar photovoltaic cells, reductions in manufacturing costs and improvements in manufacturing yields.

•	Inverters. An inverter is an electronic device that converts the low-voltage DC power generated by solar photovoltaic modules to conventional 120-volt AC power used by standard household lights and appliances. While an inverter may need to be replaced approximately 15 years after installation, other system components typically do not require replacement during the 20- to 25-year warranty period applicable to solar photovoltaic modules. Individual solar energy systems are connected to the utility grid by an inverter, which also allows the excess electricity produced to flow into the grid, causing the customer’s electric meter effectively to run backwards, to the credit of the customer’s utility account, sometimes at standard retail prices. A customer that has a grid-connected solar energy system draws energy from the grid through the conventional local utility when the sun is not shining, or when household energy consumption exceeds the solar energy system’s energy generation capacity.

Warranty Terms

Most manufacturers of solar photovoltaic modules currently offer a 20- to 25-year transferable warranty of their products. Real Goods Solar offers a 10-year warranty of its workmanship, which may also involve claims of property damage arising from the installation. Real Goods Solar generally handles manufacturer warranty claims for solar photovoltaic modules as part of its customer service and Real Goods Solar is typically reimbursed by the manufacturers for its labor and materials. Historically, Real Goods Solar’s costs associated with warranty claims have been minimal.

Financing

While many of Real Goods Solar’s customers choose to purchase their solar energy systems without the use of financing, Real Goods Solar also connects its customers with preferred third-party financing sources. Real Goods Solar also works with solar financiers who lease solar systems to its customers over 10 to 20 year periods. Real Goods Solar handles some of the administrative processing for its customers that choose to use third-party financing or leasing. Loss of preferred third-party financing and leasing sources for its customers could adversely affect its business as it would reduce funding alternatives available to homeowners seeking to install a solar system.

Sales and Marketing

Real Goods Solar’s conventional marketing program includes presentation booths at tradeshows and consumer shows, Internet search engine optimization, pay-per-click ad words, Internet banner advertisements, affiliate marketing programs, canvassing, community involvement initiatives and customer referral programs.

To enhance its solar energy integration business by generating leads of potential solar energy system customers and promoting its brand awareness, Real Goods Solar operates its Solar Living Center and maintains a robust website. Real Goods Solar’s website provides pricing tools, media programming, in-depth articles and product information, and how-to instructional content. Real Goods Solar also receives new customer leads from the referrals of its satisfied customers, through its customer rewards and affinity programs, from designers and architects with whom Real Goods Solar has worked on previous projects, and through the strength and longevity of its Real Goods Solar brand name and reputation. Real Goods Solar believes that these attractive sources of leads lower its customer acquisition costs to below what Real Goods Solar estimates they would be if it were to rely solely on traditional marketing methods such as print, radio, television and Internet search words.

After Real Goods Solar receives these high-quality leads, its inside sales representatives conduct an extensive telephone interview of the potential customer during which Real Goods Solar determines, among other things, information about the customer’s site, location, and solar exposure, and that the customer and any relevant family member or co-owner is genuinely interested in and able to finance the purchase of a solar energy system. Real Goods Solar uses this focused customer qualification process to identify which potential customers are most likely to respond positively to its direct sales efforts before Real Goods Solar makes a site visit to the customer’s location. Real Goods Solar then utilizes its direct sales force to pursue these qualified leads. This qualification process further lowers its customer acquisition costs because it narrows its customer leads and allows Real Goods Solar to focus its direct sales efforts on highly targeted customers.

Real Goods Solar owns the Real Goods Solar Living Center, which is located on a 12-acre campus in Hopland, California, approximately 95 miles north of San Francisco. The Solar Living Center is a demonstration site for the technology and culture of solar living and serves as a very effective source of qualified leads for solar installations. In 2012, the Solar Living Center had over 150,000 visitors. Since it opened in 1996, more than 2.5 million people have visited the Solar Living Center, and it has become one of the largest tourist attractions in northern California throughout the year.

Customers

Real Goods Solar’s residential customers have historically shared a number of characteristics. They tend to be college-educated homeowners, 30 to 65 years in age, high-income earners who are generally motivated both by environmental and economic reasons to install a solar energy system. Real Goods Solar’s residential solar energy systems are generally 10 kilowatts or smaller in size, and its commercial solar energy systems are generally no larger than 1 megawatt in size. Real Goods Solar’s typical residential customer is connected to the utility grid. Real Goods Solar’s commercial customers have included wineries, schools, apartment buildings, low income housing communities, churches and retail facilities.

Suppliers

Real Goods Solar does not manufacture solar photovoltaic modules, inverters or other components used in its solar energy systems, but purchase those components directly from manufacturers or, in some cases, from third-party distributors. Real Goods Solar purchases solar photovoltaic modules manufactured by Canadian Solar, Trina and others. Real Goods Solar purchases inverters manufactured by Fronius, Enphase and others. Real Goods Solar currently purchases the components used in its solar energy systems on a purchase order basis from a select group of manufacturers or suppliers. If Real Goods Solar is unable to purchase from any of these sources in the future, Real Goods Solar does not believe it would have difficulty in securing alternative supply sources, because all of the components it uses in its solar energy systems are available from a number of different sources. With that said, the world-wide market for solar photovoltaic modules has from time to time experienced shortages of supply that have increased prices and affected availability.

Competition

The solar energy industry is in its early stages of development and is highly fragmented, especially in the residential sector, consisting of many small, privately held companies with limited resources and operating histories but some of which benefit from operating efficiencies or low overhead requirements. A number of competitors exist in the California market, including companies such as REC Solar, Verengo and Solar City. Several of its competitors have expanded their market share in the California market by opening multiple offices within the state. Real Goods Solar estimates that it is currently in the top 10 residential solar energy system installers in California. In Colorado, Real Goods Solar’s competitors include Namaste Solar Electric, REC Solar and Solar City, but Real Goods Solar is not aware of published data regarding competitive positions in Colorado. In the Northeast, Real Goods Solar’s competitors include Solar City, Sungevity, Trinity Solar and others, but Real Goods Solar is not aware of published data regarding competitive position in that area. Real Goods Solar competes on factors such as brand recognition, quality of services and products, pricing, speed and quality of installation.

Regulations

Solar integrator services are subject to oversight and regulation by national and local ordinances, including building, zoning and fire codes, environmental protection regulations, utility interconnection requirements for metering and other rules and regulations. Real Goods Solar’s design and engineering teams design and install solar energy systems to comply with these varying standards as well as to minimize the installation and operating costs of each system. Real Goods Solar’s operations are also subject to generally applicable laws and regulations relating to discharge of materials into the environment and protection of the environment; however, because Real Goods Solar’s operations do not typically involve any such discharge, there are no material effects on Real Goods Solar’s business relating to its compliance with such environmental laws and regulations.

Intellectual Property

Real Goods Solar operates under and has registered the tradenames “Real Goods,” which was last renewed in 2004, and “Real Goods Solar,” which is pending a tradename application. Real Goods Solar believes these tradenames are significant assets to its business. The Real Goods tradename registration is valid for 10 years and it endeavors to maintain such registrations as valid and current by filing all required renewal forms when due. In addition, Real Goods Solar holds the copyright for most of the contents of the “Solar Living Sourcebook.”

Seasonality

Real Goods Solar has historically experienced seasonality in its business, with the first quarter representing its slowest quarter of the year. Additionally, the fourth quarter can be impacted by unfavorable weather in certain geographic regions, especially in the Northeastern parts of the country. Much of the seasonality in the business in previous quarters has been offset by changes in government activities as well as strong organic growth.

Employees

As of November 20, 2013, Real Goods Solar had approximately 398 full-time and 13 part-time employees, including installation personnel.

Properties

Real Goods Solar’s principal executive offices are located in Louisville, Colorado. Real Goods Solar’s Hopland, California property is also the location of a 12-acre Solar Living Center. The following table sets forth certain information relating to its primary facilities:

Primary Locations	Size	Use	Lease Expiration
Louisville, CO	29,109 sq. ft.	Corporate headquarters	December 2016
Denver, CO	5,885 sq. ft.	Office and warehouse	April 2015
Grand Junction, CO	3,970 sq. ft.	Office and warehouse	September 2014
Greenwood Village, CO	3,537 sq. ft	Office	November 2015
San Rafael, CA	4,250 sq. ft.	Office and warehouse	June 2015
Fresno, CA	10,000 sq. ft.	Office and warehouse	October 2015
Murrieta, CA	8,205 sq. ft.	Office and warehouse	April 2014
San Jose, CA	7,488 sq. ft.	Office and warehouse	March 2014
Hopland, CA	6,700 sq. ft.	Office and retail store	Owned
Orange, CA.	5,000 sq. ft.	Office and warehouse	October 2014
San Martin, CA	5,200 sq. ft	Office	May 2014
Wilton, CT	2,500 sq. ft.	Office	July 2014
St. Peters, MO	958 sq. ft	Office	January 2016
Providence, RI	2,500 sq. ft.	Office	August 2015

Real Goods Solar’s existing facilities have lease renewal options ranging from 3 months to 4 years. Real Goods Solar believes its facilities are adequate to meet its current needs and that suitable additional facilities will be available for lease or purchase when, and as, it needs them. Pursuant to the terms of the $1.0 million loan owed to Riverside, (See “Information Related to Real Goods Solar—Management’s Discussion and Analysis of Financial Condition and Results of Operation—Liquidity and Capital Resources”), if Real Goods Solar fails to make payment of the principal and all interest owing under this loan within 10 days of when due, then Riverside has the option to acquire an undivided 50% interest in its Hopland, California property in exchange for cancellation of such principal and interest, subject to (a) the approval of the transaction by disinterested directors, and (b)  the consent of its senior creditor, Silicon Valley Bank.

Legal Proceedings

From time to time, Real Goods Solar is involved in legal proceedings that it considers to be in the normal course of business. Real Goods Solar does not believe that any of these proceedings will have a material adverse effect on its business.

Market for Real Goods Solar Class A Common Stock and Related Shareholder Matters

Stock Price History

Real Goods Solar Class A common stock is listed on The NASDAQ Capital Market under the symbol “RSOL.” On November 20, 2013, Real Goods Solar had 60 shareholders of record and 36,335,894 shares of $0.0001 par value Class A common stock and no shares of $0.0001 par value Class B commons stock outstanding. For information regarding sales price of the Real Goods Solar Class A common stock as of the date immediately before its public announcement regarding the Merger, please see “Summary—Market Price and Dividend Information.”

The following table sets forth the high, low and closing sales prices for the Real Goods Solar Class A common stock for the periods indicated:

	High	Low	Close
Fiscal 2013:
Fourth Quarter (through November 20, 2013)	$4.64	$2.46	$2.55
Third Quarter	$3.05	$1.70	$2.79
Second Quarter	$7.17	$1.56	$1.80
First Quarter	$2.83	$0.65	$2.54
Fiscal 2012:
Fourth Quarter	$1.16	$0.40	$0.76
Third Quarter	$1.17	$0.65	$0.70
Second Quarter	$1.50	$1.05	$1.13
First Quarter	$1.80	$1.25	$1.45
Fiscal 2011:
Fourth Quarter	$1.99	$0.99	$1.43
Third Quarter	$3.06	$1.72	$1.82
Second Quarter	$2.99	$2.22	$2.99
First Quarter	$2.92	$2.35	$2.65

Dividend Policy

Real Goods Solar has not declared or paid any cash dividends on Real Goods Solar’s Class A common stock, and Real Goods Solar does not anticipate doing so in the foreseeable future. Real Goods Solar currently intends to retain future earnings, if any, to operate its business and support its future growth strategies. Any future determination to pay dividends on Real Goods Solar’s Class A common stock will be at the discretion of Real Goods Solar’s board of directors and will depend on its financial condition, results of operations, contractual restrictions, restrictions imposed by applicable law, capital requirements and other factors that its board of directors deems relevant. The Loan and Security Agreement, dated December 19, 2011 and as subsequently amended, among certain of Real Goods Solar’s wholly owned subsidiaries and Silicon Valley Bank prohibits the payment of dividends.

Management’s Discussion and Analysis of Financial Condition and Results of Operation

The following discussion and analysis provides information that Real Goods Solar believes is relevant to an assessment and understanding of its results of operation and financial condition. You should read this analysis in conjunction with its audited consolidated financial statements and related footnotes. This discussion and analysis contains statements of a forward-looking nature relating to future events or its future financial performance. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements, including those set forth in this joint proxy statement/prospectus.

Overview

Real Goods Solar is a leading residential and commercial solar energy engineering, procurement and construction firm. Real Goods Solar, including its predecessors, has 35 years of experience in residential solar energy and traces its roots to 1978, when Real Goods Trading Corporation sold the first solar photovoltaic panels in the United States. Real Goods Solar has designed and installed more than 16,000 residential and commercial solar systems since its founding. With 15 offices across the West and the Northeast, Real Goods Solar is one of the larger solar energy installers in the U.S. in the residential and commercial sectors. However, there are market participants, especially in the utility-size solar systems, who are much larger than Real Goods Solar.

Real Goods Solar’s revenue primarily results from the installation of solar energy systems. Real Goods Solar also derives a portion of its revenue from the retail sale of renewable energy products. Real Goods Solar’s expenses primarily consist of labor costs incurred in connection with solar installations, product costs for solar modules and other products sold, and related sales and marketing and back-office costs.

During 2012, Real Goods Solar completed the integration of Alteris and centralized key operating functions at its corporate head office in Louisville, Colorado. Real Goods Solar has significantly invested in operating expenses and working capital toward such efforts. Real Goods Solar believes that this will result in an efficient and scalable infrastructure that can be leveraged to expand its depth and breadth of capabilities, in both the residential and the commercial sectors. While the solar manufacturing industry has struggled based on oversupply and global pricing competition, downstream distributed solar power integrators have benefited from reduced costs. Financing companies have entered the market to enable compelling financing terms for homeowners and businesses, including no money down leasing.

Real Goods Solar continues to expect strong demand for both residential and commercial solar installations in the United States. As one of the few solar installers with a relatively strong national footprint (in solar-friendly states), Real Goods Solar expects to capitalize on its expanded footprint and the evolving U.S. solar industry.

Mergers, Acquisitions and Offerings

Marin Solar, Inc.

On November 1, 2007, Real Goods Solar purchased 100% ownership of Marin Solar for $3.2 million in cash, plus direct acquisition costs of approximately $200,000. As additional consideration, Real Goods Solar granted to the sellers warrants to purchase 40,000 shares of Real Goods Solar Class A common stock at an exercise price of $3.20 per share, which vested 50% upon Real Goods Solar’s initial public offering. Following such initial vesting, 2% of the warrants will vest each month thereafter. The warrants have a seven year term and were still outstanding at December 31, 2012.

Carlson Solar

On January 1, 2008, Real Goods Solar’s then 88.4% owned subsidiary acquired certain of the assets of and assumed certain liabilities from Carlson Solar for $3.2 million in cash, plus direct acquisition costs of approximately $200,000. As part of the acquisition, as additional consideration, Real Goods Solar granted warrants to purchase 30,000 shares of its Class A common stock at an exercise price of $3.20 per share, which vested 50% upon its initial public offering. Following such initial vesting, 2% of the warrants will vest each month thereafter. The warrants have a seven year term. The assets acquired were determined to have all inputs and processes necessary for the transferred assets to continue to conduct normal operations after acquisition; accordingly, the purchase price was treated as a business combination. On May 23, 2008, Real Goods Solar exchanged 280,000 shares of Real Goods Solar Class A common stock for its then current Chief Financial Officer’s 11.6% ownership in Real Goods Carlson Inc. The warrants have a seven year term and were still outstanding at December 31, 2012.

Independent Energy Systems, Inc.

On August 1, 2008, Real Goods Solar acquired 100% ownership of Independent Energy Systems for $3.3 million in cash and $300,000 worth of Real Goods Solar Class A common stock, plus direct acquisition costs of approximately $200,000.

Regrid Power, Inc.

On October 1, 2008, Real Goods Solar acquired 100% ownership of Regrid Power through a merger into one of its subsidiaries, for an aggregate of $3.8 million in cash and 2,047,256 shares of Real Goods Solar Class A common stock, plus the assumption of certain liabilities, subject to post-closing adjustments, plus direct acquisition costs of approximately $300,000. During 2009, as purchase price true-up and contingent consideration related to this acquisition, Real Goods Solar issued 163,504 shares and 200,000 shares, respectively, of its Class A common stock with an estimated combined fair value of $700,000.

Earth Friendly Energy Group Holdings, LLC d/b/a Alteris Renewables

Real Goods Solar obtained financial control, through an Agreement and Plan of Merger, of 100% of the voting equity interests of Earth Friendly Energy Group Holdings, LLC d/b/a Alteris Renewables on June 21, 2011. The total consideration transferred was approximately $21.7 million and was comprised of 8.7 million shares of Real Goods Solar Class A common stock, valued at $21.6 million based on Real Goods Solar Class A common stock closing market price of $2.48 per share on June 21, 2011, and $100,000 worth of replacement share-based payment awards attributable to services rendered before the acquisition date.

Syndicated Solar, Inc.

On August 9, 2013, Real Goods Solar acquired the business operated by Syndicated Solar, Inc., a Colorado-based solar engineering, procurement and construction firm, by acquiring substantially all of Syndicated Solar’s assets. Real Goods Solar paid net consideration of $1.2 million, including 400,000 shares of its unregistered Class A common stock with an aggregate fair value of $916,000. Syndicated Solar also has the potential to earn up to $250,000 in additional earn-out payments following the close of the 2013 fiscal year and an additional 1.3 million shares of unregistered Class A common stock in performance based earn-outs over the period August 9, 2013 to December 31, 2015. The acquisition enables Real Goods Solar to expand its residential solar installations in Colorado and California and to expand its sales presence into the state of Missouri.

Private Placement

On June 3, 2013, Real Goods Solar closed the private placement contemplated by the Securities Purchase Agreement entered into on May 24, 2013 with unaffiliated parties. Upon closing, Real Goods Solar issued 3,366,974 shares of Class A common stock at a purchase price of $2.75 per share, or approximately $9.3 million in the aggregate, and Common Stock Purchase Warrants to purchase up to an aggregate of 1,683,488 shares of Real Goods Solar Class A common stock with an exercise price of $2.75 per share, which are immediately exercisable and have a term of 5 years. Real Goods Solar received net proceeds of approximately $8.4 million after offering expenses.

Registered Public Offering

On November 20, 2013, Real Goods Solar issued and sold 5,900,000 units, consisting of (a) one share of Real Goods Solar Class A common stock, and (b) one warrant to purchase 0.85 share of Real Goods Solar Class A common stock pursuant to the terms of an underwriting agreement, dated November 20, 2013, between Real Goods Solar and Cowen and Company, as underwriter. The units were offered to the public at a public offering price of $3.40 per unit, the closing market price of the Real Goods Solar Class A common stock on November 14, 2013, in a firm-commitment underwritten public offering. The warrants and the shares of Real Goods Solar Class A common stock issued as part of the units were issued pursuant to an effective registration statement on Form S-3 (Registration No. 333-190050). The shares of Real Goods Solar Class A common stock underlying the warrants are not registered under the Securities Act of 1933, as amended. Real Goods Solar received net proceeds from the offering of approximately $18.4 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by Real Goods Solar associated with the offering.

The warrants are exercisable at an exercise price of $3.41 at any time on or after the one year anniversary of their original issuance and at any time up to the date that is five and one-half years after the date of their original issuance. If all warrants are exercised for cash, Real Goods Solar would receive additional gross proceeds of approximately $17.0 million. The exercise price of the warrants is subject to adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations and similar events affecting the Real Goods Solar Class A common stock.

Real Goods Solar has agreed to file a registration statement covering the issuance of the shares of Real Goods Solar Class A common stock underlying the warrants and to cause such registration statement to be declared effective before the time the warrants become exercisable and to remain effective through the earlier of (a) the expiration date of the warrants and (b) the date on which all of the warrants shall have been exercised in full. If a registration statement registering the issuance of the shares of Real Goods Solar Class A common stock underlying the warrants under the Securities Act is not effective or available and an exemption from registration under the Securities Act is not available for the issuance of such shares, if the holder, in its sole discretion, elects to exercise a warrant, the holder shall do so through a cashless exercise, in which case the holder would receive upon such exercise the “net number” of shares of Real Goods Solar Class A common stock determined according to the formula set forth in the warrant.

Critical Accounting Policies and Estimates

Real Goods Solar’s discussion and analysis of its financial condition and results of operations are based on its financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires Real Goods Solar to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses. Real Goods Solar based its estimates on historical experience and on various other assumptions that Real Goods Solar believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Real Goods Solar has identified the following to be critical accounting policies whose application have a material impact on its reported results of operations, and which involve a higher degree of complexity, as they require Real Goods Solar to make judgments and estimates about matters that are inherently uncertain.

Revenue Recognition

Revenue consists primarily of solar energy system installation fees. Real Goods Solar recognizes revenue from fixed price contracts using either the completed contract or percentage-of-completion method, based on the size of the energy system installation. As a result of the acquisition of Alteris on June 21, 2011, Real Goods Solar slightly modified its method of applying revenue recognition for fixed price contracts in that Real Goods Solar now recognizes revenue from energy system installations of less than 100 kilowatts when the installation is substantially complete, while Real Goods Solar recognizes revenue from energy system installations equal to or greater than 100 kilowatts on a percentage-of-completion basis, measured by the percentage of contract costs incurred to date to total estimated costs for each contract.

Allowances for Doubtful Accounts

Real Goods Solar maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. Real Goods Solar makes estimates of the collectability of its accounts receivable by analyzing historical bad debts, specific customer creditworthiness, and current economic trends. If the financial condition of its customers were to deteriorate such that their ability to make payments to Real Goods Solar was impaired, additional allowances could be required.

Inventory

Inventory consists primarily of solar energy system components (such as solar panels and inverters) located in various warehouse facilities and finished goods held for sale at its Solar Living Center located in Hopland, California. Real Goods Solar states its inventory at the lower of cost (first-in, first-out method) or market. Real Goods Solar identifies the inventory items to be written down for obsolescence based on the item’s current sales status and condition. Real Goods Solar writes down discontinued or slow moving inventories based on an estimate of the markdown to retail price needed to sell through its current stock level of the inventories.

Goodwill

Goodwill represents the excess of the purchase consideration over the estimated fair value of assets acquired less liabilities assumed in a business acquisition. Goodwill is reviewed for impairment annually or more frequently if impairment indicators arise. Since Real Goods Solar operates in only one business segment, it assesses impairment at the company level. Real Goods Solar has the option of first assessing qualitative factors to determine whether events and circumstances indicate that it is more likely than not that the fair value of the company is less than its carrying amount. If it is determined that the fair value of the company is more likely than not greater than its carrying amount, then the two-step impairment test is unnecessary. If it is determined that the two-step impairment test is necessary, then for step one, Real Goods Solar compares the estimated fair value of the company with its carrying amount, including goodwill. If the estimated fair value of the company exceeds its carrying amount, Real Goods Solar considers the company’s goodwill not impaired. If the carrying amount of the company exceeds its estimated fair value, Real Goods Solar performs the second step of the goodwill impairment test to measure the amount of impairment loss. Real Goods Solar uses either a comparable market approach, traditional present value method, or some combination thereof to test for potential impairment. The use of present value techniques requires it to make estimates and judgments about its future cash flows. These cash flow forecasts will be based on assumptions that are consistent with the plans and estimates Real Goods Solar uses to manage its business. The process of evaluating the potential impairment of goodwill is highly subjective and requires significant judgment at many points during the analysis. Application of alternative assumptions and definitions could yield significantly different results.

Purchase Accounting

Real Goods Solar accounts for the acquisition of a controlling interest in a business using the purchase method. In determining the estimated fair value of certain acquired assets and liabilities, Real Goods Solar makes assumptions based upon historical and other relevant information and, in some cases, independent expert appraisals. Assumptions may be incomplete, and unanticipated events and circumstances may occur that could affect the validity of such assumptions, estimates, or actual results.

Stock-Based Compensation

Real Goods Solar recognizes compensation cost for share-based awards based on the estimated fair value of the award on date of grant. Real Goods Solar measures compensation cost at the grant date based on the estimated fair value of the award and recognizes compensation cost upon the probable attainment of a specified performance condition or over a service period. Real Goods Solar uses the Black-Scholes option pricing model to estimate the fair value for purposes of accounting and disclosures. In calculating this fair value, there are certain highly subjective assumptions that Real Goods Solar uses, consisting of estimated market value of its stock, the expected life of the option, risk-free interest rate, dividend yield, and volatility. The use of a different estimate for any one of these components could have a material impact on the amount of calculated compensation expense.

Income Taxes

Real Goods Solar provides for income taxes pursuant to the liability method. The liability method requires recognition of deferred income taxes based on temporary differences between financial reporting and income tax bases of assets and liabilities, using current enacted income tax rates and regulations. These differences will result in taxable income or deductions in future years when the reported amount of the asset or liability is recovered or settled, respectively. Considerable judgment is required in determining when these events may occur and whether recovery of an asset, including the utilization of a net operating loss carryforward before its expiration, is more likely than not.

Real Goods Solar must recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. Real Goods Solar measures the tax benefits recognized in the consolidated financial statements from such a position based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate resolution. The application of income tax law is inherently complex. Laws and regulations in this area are voluminous and are often ambiguous. As such, Real Goods Solar is required to make many subjective assumptions and judgments regarding its income tax exposures. Interpretations of and guidance surrounding income tax law and regulations change over time and may result in changes to its subjective assumptions and judgments which can materially affect amounts recognized in its consolidated financial statements.

Results of Operations

The following table sets forth certain financial data as a percentage of revenue for the periods indicated:

	Nine Months Ended September 30,
	2013	2012
Net revenue	100.0%	100.0%
Cost of goods sold	76.7%	73.5%

Gross profit	23.3%	26.5%

Expenses:
Selling and operating	26.5%	35.5%
General and administrative	7.2%	9.7%
Acquisition and other costs	0.8%	—%
Goodwill and other asset impairments	—	33.3%

Total expenses	34.5%	78.5%

Loss from operations	–11.2%	–52.0%
Interest and other expense	1.1%	0.5%
Income tax expense (benefit)	0.0%	13.2%

Net loss	–12.3%	–65.7%

Nine Months Ended September 30, 2013 Compared to Nine Months Ended September 30, 2012

Net revenue. Net revenue increased $5.3 million, or 8.0%, to $71.4 million during the nine months ended September 30, 2013 from $66.1 million during the nine months ended September 30, 2012. The revenue increase reflects an increase in the number of solar systems deployed as well as a greater proportion of revenue attributable to residential system deployments, which typically have a higher sales price per watt than commercial systems. We deployed solar energy systems totaling 21.8 megawatts during the nine months ended September 30, 2013, compared to 19.0 megawatts for the nine months ended September 30, 2012.

Gross profit. Gross profit decreased $900,000, or 5.1%, to $16.6 million during the nine months ended September 30, 2013 from $17.5 million during the nine months ended September 30, 2012. As a percentage of net revenue, gross profit decreased to 23.3% during the nine months ended September 30, 2013 from 26.5% during the nine months ended September 30, 2012. The margin decrease reflects the impact of lower average selling price compared to the same period last year.

Selling and operating expenses. Selling and operating expenses decreased $4.5 million, or 19.2%, to $18.9 million during the nine months ended September 30, 2013 from $23.4 million during the nine-month period ended September 30, 2012. As a percentage of net revenue, selling and operating expenses decreased to 26.5% during the nine-month period ended September 30, 2013 from 35.5% during the nine months ended September 30, 2012. The decrease in selling and operating expenses is attributable to reduction in payroll and other personnel costs associated with the integration of Alteris, as well as other cost saving initiatives.

General and administrative expenses. General and administrative expenses decreased $1.3 million, or 20.3%, to $5.1 million during the nine-month period ended September 30, 2013 from $6.4 million during the nine months ended September 30, 2012. As a percentage of net revenue, general and administrative expenses decreased to

7.2% during the nine-month period ended September 30, 2013 from 9.7% during the nine-month period ended September 30, 2012. The decrease in general and administrative expenses is due to cost cutting initiatives implemented during the year, partially offset by increased legal fees and other costs incurred to comply with applicable NASDAQ listing requirements.

Acquisition and other costs. Acquisition and other costs were $555,000 for the nine months ended September 30, 2013 and were comprised of $101,000 for acquisition and integration costs related to Syndicated Solar, Inc. and $454,000 for acquisition costs related to Mercury Energy, Inc.

Goodwill and other asset impairments. Goodwill and other asset impairments decreased $22.0 million, to $0, during the nine months ended September 30, 2013. During the nine months ended September 30, 2012, we recorded non-cash impairment charges of $19.7 million for goodwill, $2.1 million for property and equipment and $200,000 for other intangibles.

Interest and other expense. Interest and other expense increased $507,000 to $802,000 during the nine-month period ended September 30, 2013 from $295,000 during the nine months ended September 30, 2012. The increase is primarily attributable to the increase in our related party debt, which bears interest at an annual rate of 10%, the amortization of the warrants issued to Silicon Valley Bank less the non-cash adjustment to the fair value of the common stock warrant liability.

Income tax expense. Income tax expense decreased $8.7 million, to $17,000 during the nine months ended September 30, 2013, from $8.7 million during the nine months ended September 30, 2012. The nine-month period ending September 30, 2012 included an $8.7 million charge to establish a valuation allowance for net deferred taxes.

Net loss. As a result of the above factors, our net loss during the nine months ended September 30, 2013 was $8.8 million, or $0.31 per share, as compared to a net loss of $43.4 million, or $1.63 per share, during the nine months ended September 30, 2012. The decrease in net loss reflects higher revenue and gross profit and lower operating expenses. Additionally, the prior year included $22.0 million of non-cash impairment charges.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Net revenue. Net revenue decreased $16.4 million, or 15.0%, to $92.9 million during 2012 from $109.3 million during 2011. The revenue decline was primarily attributable to the direct supplying to customers by financing companies of certain components used in residential installation, resulting in an equivalent reduction in both sales and cost of sales. Sourcing of such components in conjunction with the associated financing allowed residential customers to take advantage of certain expiring tax benefits, and are referred to as “safe harbor” installations and amounted to $9.6 million in 2012. While Real Goods Solar recognizes lower revenue from safe harbor installations, its gross profits are similar to non-safe harbor installations. In addition, revenue from commercial customer installations declined by approximately $6.0 million due to a lower average sales price per watt installed.

Gross profit. Gross profit decreased $4.8 million, or 17.3%, to $23.0 million during 2012 from $27.9 million during 2011. As a percentage of net revenue, gross profit decreased to 24.8% during 2012 from 25.5% during 2011. The decrease in gross profit was due to a higher proportion of commercial installations, which have lower gross profit margins than residential installations, as well as lower year over year average margins on those commercial installations.

Selling and operating expenses. Selling and operating expenses increased $6.2 million, or 26.1%, to $29.8 million during 2012 from $23.6 million during 2011. As a percentage of net revenue, selling and operating expenses increased to 32.1% during 2012 from 21.6% during 2011. The increase in selling and operating expenses is attributable to costs associated with the integration of Alteris that resulted in the centralization of functions in its Colorado corporate head office.

General and administrative expenses. General and administrative expenses increased $4.8 million, or 116.8%, to $8.9 million during 2012 from $4.1 million during 2011. As a percentage of net revenue, general and administrative expenses increased to 9.6% during 2012 from 3.8% during 2011. The increase in general and administrative expenses is due to investments in Real Goods Solar’s Louisville, Colorado head office, in management and leadership talent, and in shared services personnel subsequent to the Alteris merger, and executive recruiting fees.

Acquisition-related costs. Acquisition-related costs were $2.4 million during 2011 and were the result of Real Goods Solar’s acquisition of Alteris.

Goodwill and other asset impairments. Goodwill and other asset impairments were $22.0 million for 2012 and were comprised of noncash impairment charges of $19.7 million for goodwill, $2.1 million for property and equipment, and $200,000 for other intangibles. Real Goods Solar estimated the fair value of its business for the intangibles impairment analysis based on the quoted market price for Real Goods Solar Class A common stock (level one input of the fair value hierarchy), as adjusted by its judgmental qualitative factors (level three of the fair value hierarchy). The impairment of its property and equipment was based on market place property comparables (level two of the fair value hierarchy). These noncash impairments were necessitated by the trading price of Real Goods Solar Class A common stock, recent operating losses, and Real Goods Solar’s financial forecasts.

Income Tax Expense. Income tax expense was $8.7 million for 2012 and includes a $16.1 million noncash charge for the establishment of a valuation allowance for all of Real Goods Solar’s net deferred tax assets.

Net income (loss). As a result of the above factors, Real Goods Solar’s net loss was $47.2 million, or $1.77 per share, during 2012 compared to $1.9 million, or $0.08 per share, during 2011.

Quarterly and Seasonal Fluctuations

Real Goods Solar quarterly net revenue and operating results for solar energy system installations are difficult to predict and have, in the past, and may, in the future, fluctuate from quarter to quarter as a result of changes in state, federal, or private utility company subsidies, as well as weather, economic trends and other factors. Real Goods Solar has historically experienced seasonality in its solar installation business, with the first quarter representing the slowest installation quarter of the year. Much of the seasonality in its business in past years has been offset by the timing of government activities as well as strong organic growth. With the addition of Alteris, Real Goods Solar expects increased seasonal fluctuations due to the severity of winters in the Northeast.

The following table sets forth Real Goods Solar’s unaudited quarterly results of operations during each of the quarters in 2012 and 2011. Real Goods Solar believes this unaudited financial information includes all adjustments, consisting solely of normal recurring accruals and adjustments, necessary for a fair presentation of the results of operations for the quarters presented. This financial information should be read in conjunction with Real Goods Solar’s consolidated financial statements and related notes included elsewhere in this joint proxy statement/prospectus. The results of operations for any quarter are not necessarily indicative of future results of operations.

(in thousands, except per share data)	Fiscal Year 2012 Quarters Ended
	March 31	June 30	September 30 (a)	December 31 (b)
Net revenue	$18,256	$21,447	$26,358	$26,830
Gross profit	6,427	5,319	5,737	5,549
Loss before income taxes	(3,052)	(4,070)	(27,549)	(3,815)
Net loss	(1,856)	(2,518)	(39,017)	(3,815)
Diluted net loss per share	$(0.07)	$(0.09)	$(1.46)	$(0.14)
Weighted average shares outstanding-diluted	26,661	26,669	26,677	26,694

(in thousands, except per share data)	Fiscal Year 2011 Quarters Ended
	March 31	June 30	September 30	December 31
Net revenue	$17,425	$19,954	$31,586	$40,292
Gross profit	5,029	5,360	7,853	9,618
Income (loss) before income taxes	68	(1,883)	(739)	94
Net income (loss)	37	(1,575)	(478)	116
Diluted net income (loss) per share	$0.00	$(0.08)	$(0.02)	$0.00
Weighted average shares outstanding-diluted	18,310	19,112	26,655	26,655

(a)	The quarter ended September 30, 2012 includes a noncash charge of $22.0 million for the impairment of goodwill and other assets and a noncash charge of $14.5 million for the establishment of a valuation allowance for all of Real Goods Solar’s net deferred tax assets.
(b)	The quarter ended December 31, 2012 includes a noncash charge of $1.6 million for an additional valuation allowance for Real Goods Solar’s net deferred tax assets generated during that quarter.

Liquidity and Capital Resources

Real Goods Solar’s capital needs arise from capital related to acquisitions of new businesses, working capital required to fund its purchases of solar photovoltaic modules and inverters, replacements, expansions and improvements to its infrastructure, and future growth. These capital requirements depend on numerous factors, including business acquisitions, the ability to attract new solar energy system installation customers, market acceptance of its product offerings, the cost of ongoing upgrades to its product offerings, the level of expenditures for sales and marketing, the level of investment in support systems and facilities and other factors. The timing and amount of these capital requirements are variable and may fluctuate from time to time.

To the extent Real Goods Solar has or can arrange available capital, Real Goods Solar plans to continue to pursue acquisitions and other opportunities to expand its sales territories, technologies, and products and increase its sales and marketing programs as needed. Real Goods Solar did not have any material commitments for capital expenditures as of September 30, 2013, and Real Goods Solar does not presently have any plans for future material capital expenditures.

On December 19, 2011, several of Real Goods Solar’s wholly owned subsidiaries entered into a Loan and Security Agreement with Silicon Valley Bank (as amended by the First Loan Modification Agreement, dated as of August 28, 2012, the Second Loan Modification and Reinstatement Agreement, dated as of November 13, 2012, the Third Loan Modification Agreement, dated as of March 27, 2013, the Fourth Loan Modification Agreement, dated as of September 26, 2013, and the Fifth Loan Modification Agreement, dated as of November 5, 2013, the “Loan Agreement”). Originally, the Loan Agreement provided for a revolving line of credit. In the Fifth Loan Modification Agreement, dated as of November 5, 2013, Silicon Valley Bank also agreed to extend a term loan to the borrowers. Currently, the following of Real Goods Solar’s wholly owned subsidiaries are parties to the Loan Agreement: Real Goods Energy Tech, Inc., Real Goods Trading Corporation, Alteris Renewables, Inc., and Real Goods Syndicated, Inc.

As amended by the Fourth Loan Modification Agreement, dated as of September 26, 2013, the amount of available credit under the revolving line of credit is $6.5 million, subject to the Borrowing Base (as defined in the Loan Agreement) of 75% of Eligible Accounts (as defined in the Loan Agreement). The Fourth Loan Modification Agreement also extended the maturity date from September 30, 2013 to September 29, 2014 and permits repayment of certain subordinated debt held by Gaiam and Riverside, if Real Goods Solar meets certain liquidity thresholds and certain other subordination conditions are met. Additionally, the Fourth Loan Modification Agreement increased the liquidity ratio with which the borrowers must comply and added a covenant obligating the borrowers to meet certain EBITDA thresholds each quarter. The Fourth Loan Modification Agreement also increased the interest rate on borrowings. As a result, the interest rate on borrowings under the revolving line of credit is the greater of (a) the greater of the bank’s prime rate and 4.00%, plus 4.00 and (b) 8.00%. The interest rate accruing on borrowings under the revolving line of credit during a Streamline Period (as defined in the Loan Agreement) is the greater of (i) the greater of the bank’s prime rate and 4.00%, plus 2.00%, and (ii) 6.00%.

Pursuant to the terms of the Fourth Loan Modification Agreement, Real Goods Syndicated, Inc. joined as a party to the Loan Agreement and granted a security interest in substantially all of its assets to Silicon Valley Bank. Also, pursuant to the terms of the Fourth Loan Modification Agreement, the borrowers, Real Goods Solar and Silicon Valley Bank also entered into an Intellectual Property Security Agreement, pursuant to which the borrowers and Real Goods Solar pledged certain copyrights, trademarks, patents and mask works to secure the obligations of the borrowers under the Loan Agreement.

The borrowers paid Silicon Valley Bank a $65,000 extension fee and agreed to reimburse the bank for certain expenses incurred in connection with entering into the Fourth Loan Modification Agreement.

The Loan Agreement requires the borrowers to pay a final payment fee of $40,000 in cash upon termination or maturity of the revolving line of credit.

On November 5, 2013, the parties to the Loan Agreement entered into a Fifth Loan Modification Agreement. Under the Fifth Loan Modification Agreement, Silicon Valley Bank agreed to extend to the borrowers a term loan of up to $2,000,000 (the “Term Loan”) under the terms of the Loan Agreement in addition to the $6,500,000 revolving line of credit. The Term Loan matures on September 29, 2014. The borrowers are required to make monthly payments of interest only with respect to the Term Loan with the aggregate principal balance of the Term Loan, together with any accrued but unpaid interest, due and payable on the maturity date. The borrowers may prepay the Term Loan in whole or in part at any time without penalty. The proceeds of the Term Loan are required to be used to repay in full the outstanding indebtedness owed to Gaiam under the $1.7 loan and the $1.0 loan described below.

All borrowings under the Term Loan are collateralized by a security interest in substantially all assets of the borrowers other than the limited liability company interests in Alteris Project Financing Company LLC, and bear interest at (a) the greater of the bank’s prime rate or 4.00%, plus (b) 2.00% (or 10.00% during an event of default). The borrowers are obligated to pay to Silicon Valley Bank a final payment fee of $150,000 on or before the Term Loan maturity date. In addition, pursuant to the terms of the Fifth Loan Modification Agreement, at any time when (a) the borrowers’ unrestricted cash at Silicon Valley Bank, less (b) all outstanding obligations of borrowers owed to Silicon Valley Bank, is less than $2,000,000, the borrowers’ availability under the existing $6,500,000 line of credit will be reduced by an amount equal to the outstanding principal balance of the Term Loan.

Silicon Valley Bank fully funded the Term Loan on November 5, 2013 at the borrowers’ request. Real Goods Solar used the proceeds of the Term Loan together with other available cash on hand to pay in full all indebtedness owed to Gaiam on the same day, as further described below.

Real Goods Solar entered into a consent agreement with Silicon Valley Bank on May 10, 2013, to extend until June 30, 2013 the requirement that it obtain net proceeds of not less than $3.4 million from borrowing under a new subordinated debt agreement. In addition, until receipt of such proceeds, Real Goods Solar agreed to deposit with Silicon Valley Bank $500,000 of unrestricted cash, which it is required to maintain under the terms of the Loan Agreement, in a restricted account at the bank. Although Real Goods Solar explored new financing alternatives, it was unable to comply with the subordinated debt requirement by June 30, 2013. However, Silicon Valley Bank agreed that the terms of the consent agreement were met before June 30, 2013 based on the private placement closed on June 3, 2013.

Upon the closing of the Alteris transaction on December 19, 2011, Real Goods Solar received commitments from Riverside to make Real Goods Solar a single loan of up to $3.15 million and from Gaiam to loan Real Goods Solar up to $1.7 million. Gaiam funded its loan commitment on December 30, 2011. Riverside loaned Real Goods Solar $3.0 million on May 4, 2012 and another $150,000 on June 20, 2012. The loans originally were for a period of 12 months. The maturity dates for these loans have been extended and Riverside’s $3.0 million loan is due September 3, 2014, Riverside’s $150,000 loan is due October 29, 2014, and, at the time of repayment, Gaiam’s $1.7 million loan was due April 30, 2014. The loans bear interest at a rate of 10%. If Real Goods Solar repays the loans owed to Riverside on or before their respective maturity date, the accrued interest is waived. On April 23, 2013, Real Goods Solar entered into a conversion agreement with Gaiam pursuant to which the principal amount of Gaiam’s $1.7 million promissory note was reduced by $100,000 in exchange for 62,111 shares of Real Goods Solar Class A common stock. The conversion ratio was determined based on the closing market price of Real Goods Solar Class A common stock on the date of the agreement. As of November 20, 2013, Real Goods Solar owed $3.15 million to Riverside on these loans. Real Goods Solar has not paid any interest or principal on Riverside’s loan. On November 5, 2013, Real Goods Solar paid the indebtedness owed to Gaiam under the $1.7 million loan as further described under the heading “Directors and Officers of Real Goods Solar Following the Merger—Certain Relationships and Related Transactions.”

On November 13, 2012, Real Goods Solar entered into a Loan Commitment with Gaiam and Riverside pursuant to which each agreed to advance to Real Goods Solar up to an additional $1.0 million in cash upon request from Real Goods Solar until March 31, 2013 at an annual interest rate of 10% and with an original maturity date of April 26, 2013. During December 2012, Real Goods Solar requested and received an advance of $1.0 million from each of Gaiam and Riverside under the Loan Commitment. On November 5, 2013, Real Goods Solar paid in full the indebtedness owed to Gaiam under the $1.0 million loan as further described under the heading “Directors and Officers of Real Goods Solar Following the Merger—Certain Relationships and Related Transactions.” The maturity date for Riverside’s loans has been extended until April 26, 2014. Real Goods Solar has not yet made any payments of principal or interest on Riverside’s loan and the full amount of the principal remains outstanding. Furthermore, as required by the Loan Commitment, Real Goods Solar executed with Gaiam an option agreement permitting Gaiam to purchase for $200,000 all tenant improvements constructed by Real Goods Solar in its principal office space leased by it from Gaiam and amended its lease to cancel, effective March 28, 2013, the $3 per square foot credit set forth in the current lease. If Real Goods Solar completes a sale of at least $50,000 of capital stock, then Riverside has (and Gaiam had during the existing of its loan) the option of converting all or any portion of the principal and the loan into securities in such sale at the same purchase price as paid by other purchasers in such sale. If Real Goods Solar fails to make payment of the principal and all interest owing on Riverside’s loan within 10 days of when due, then Riverside has the option to acquire an undivided 50% interest in Real Goods Solar’s real property located in Hopland, California (including all land and buildings) in exchange for cancellation of such principal and interest (Gaiam had the same option under the terms of its loan, while outstanding). This option is conditioned upon (a) the approval of the transaction by Real Goods Solar’s disinterested directors, and (b) the consent of its senior creditor, Silicon Valley Bank.

Riverside’s loan is subordinate to all indebtedness for borrowed money owed by Real Goods Solar to any lenders unaffiliated with Real Goods Solar. Payment of the unpaid principal and all accrued but unpaid interest under a loan is accelerated and becomes immediately due and payable upon the occurrence of certain events related to proceedings under bankruptcy, insolvency, receivership or similar laws, the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for Real Goods Solar or a substantial part of its assets, and its making a general assignment for the benefit of creditors.

Gaiam owns approximately 8.3% of Real Goods Solar Class A common stock and was one of Real Goods Solar’s creditors until Real Goods repaid the indebtedness owed to Gaiam in full on November 5, 2013. Riverside owns approximately 21.6% of Real Goods Solar Class A common stock and is one of Real Goods Solar’s creditors. Pursuant to the terms of a Shareholders Agreement, Riverside has the right to designate a certain number of individuals for appointment or nomination to Real Goods Solar’s board of directors, tied to its ownership of Real Goods Solar Class A common stock.

At December 31, 2012, Real Goods Solar’s cash balance was $10.4 million.

At September 30, 2013, there was approximately $6.5 million of available borrowing capacity under the revolving line of credit with Silicon Valley Bank. Real Goods Solar also had $1.6 million of negative net working capital, including $2.3 million of cash. Real Goods Solar continues to make operational improvements to reduce its operating cash requirements. Operational initiatives to reduce costs include productivity enhancements within support functions through greater use of information technology and other process improvements and greater project level control over working capital deployed and labor utilization. While there can be no assurances, Real Goods Solar believes that its existing capital resources along with savings through further operational efficiencies are sufficient to fund its continuing operations, execute on its business plan and meet its current debt repayment obligations until September 30, 2014. However, no assurance can be given that Real Goods Solar will achieve those objectives. Further, Real Goods Solar’s projected cash needs may change as a result of unforeseen operational difficulties or other factors.

If Real Goods Solar encounters unplanned operational difficulties, it may not have sufficient funds to repay any outstanding borrowings when they come due or to fund its operating cash needs for the next 12 months. These circumstances would require it to obtain financing from another source or raise additional capital through debt financing, equity financing or capital contributions from shareholders, if available to it. There can be no assurance that Real Goods Solar will successfully obtain new financing.

The acquisition of Mercury includes approximately $21.6 million of tangible assets, including approximately $10.0 million of cash. Following the acquisition, the cash balance will be available to Real Goods Solar for general corporate purposes and to invest in the growth of the combined business. There can be no assurance that Real Goods Solar will successfully consummate the Mercury acquisition.

Cash Flows

Nine Months Ended September 30, 2013 Compared to Nine Months Ended September 30, 2012

The following table summarizes Real Goods Solar’s primary sources (uses) of cash during the periods presented:

	Nine Months Ended September 30,
(in thousands)	2013	2012
Net cash provided by (used in):
Operating activities	$(8,672)	$(17,209)
Investing activities	(1,309)	(157)
Financing activities	1,893	9,375

Net change in cash	$(8,088)	$(7,986)

Operating activities. Real Goods Solar’s operating activities used net cash of $8.7 million and $17.2 million during the nine months ended September 30, 2013 and 2012, respectively. Real Goods Solar’s net cash used in operating activities during the nine months ended September 30, 2013 was primarily due to its net loss of $8.8 million, increased accounts receivable of $2.6 million and decreased accrued liabilities of $2.3 million, net of the non-cash effect of warrants issued, partially offset by increased costs in excess of billings on uncompleted contracts and accounts payable of $4.6 million and $1.2 million, respectively, deferred interest on related party debt of $610,000, and increases in other current assets of $515,000. Real Goods Solar’s net cash used by operating activities during the nine months ended September 30, 2012 was primarily attributable to its net loss of $43.4 million, decreased accounts payable and accrued liabilities of $12.9 million, increased costs in excess of billings on uncompleted contracts of $2.7 million, and decreased deferred revenue and other current liabilities of $1.8 million, partially offset by noncash adjustments to our net loss of $32.0 million, decreased accounts receivable of $6.1 million and decreased inventory of $5.8 million. A significant portion of the reduction in accounts payable reflects payments for Alteris liabilities assumed on December 19, 2011.

Investing activities. Real Goods Solar’s investing activities used net cash of $1.3 million and $157,000 during the nine months ended September 30, 2013 and 2012, respectively. Real Goods Solar’s net cash used in investing activities during the nine months ended September 30, 2013 was to acquire property and equipment for $234,000 and our investment in the acquisition of Syndicated Solar, Inc. for $1.1 million. Real Goods Solar’s net cash used in investing activities during the nine months ended September 30, 2012 was primarily due to the purchase of property and equipment for $329,000, partially offset by a decrease in restricted cash of $172,000.

Financing activities. Real Goods Solar’s financing activities provided net cash of $1.9 million and $9.4 million during the nine months ended September 30, 2013 and 2012, respectively. Real Goods Solar’s net cash provided by financing activities during the nine-month period ended September 30, 2013 reflected the net issuance of Class A common stock and warrants of $8.4 million, repayments of our line of credit of $6.5 million and other debt and capital lease obligations of $97,000, partially offset by proceeds from the exercise of stock options of $74,000. Real Goods Solar’s net cash provided by financing activities during the nine-month period ended September 30, 2012 was primarily the result of borrowings on its line of credit of $6.5 million and a loan from a shareholder of $3.2 million, partially offset by payments on debt and capital lease obligations of $275,000.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

The following table summarizes Real Goods Solar’s primary sources (uses) of cash during the periods presented:

	Years ended December 31,
(in thousands)	2012	2011	2010
Net cash provided by (used in):
Operating activities	$(12,688)	$1,965	$(298)
Investing activities	(196)	3,468	(785)
Financing activities	11,461	(4,743)	—

Net increase (decrease) in cash and cash equivalents	$(1,423)	$690	$(1,083)

Operating activities. Real Goods Solar’s operating activities used net cash of $12.7 million and provided net cash of $2.0 million during 2012 and 2011, respectively. Real Goods Solar’s net cash used by operating activities during 2012 was primarily attributable to Real Goods Solar’s net loss of $47.2 million, decreased accounts payable and accrued liabilities of $12.1 million, and decreased deferred revenue and other current liabilities of $2.0 million, partially offset by noncash impairment of intangibles of $22.0 million, deferred income tax benefit of $8.7 million, decreased accounts receivable of $7.6 million and decreased inventory of $6.6 million. Real Goods Solar’s net cash provided by operating activities during 2011 was primarily attributable to increased accounts payable and deferred revenue and other current liabilities of $7.0 million and $1.9 million, respectively, decreased accounts receivable, other current assets, and deferred costs on uncompleted contracts and advertising of $2.2 million, $1.0 million, and $500,000, respectively, and noncash adjustment to the net loss of $900,000, partially offset by increased costs in excess of billings on uncompleted contracts of $5.3 million, decreased payable to Gaiam of $2.1 million, net loss of $1.9 million, decreased accrued liabilities of $1.5 million, and increased inventory of $900,000.

Investing activities. Real Goods Solar’s investing activities used net cash of $200,000 and provided net cash of $3.5 million during 2012 and 2011, respectively. Real Goods Solar’s net cash used by investing activities during 2012 was primarily attributable to the purchase of property and equipment for $200,000, partially offset by a decrease in restricted cash of $200,000. Real Goods Solar’s net cash provided by investing activities during 2011 was primarily attributable to $3.4 million of cash acquired from Real Goods Solar’s acquisition of Alteris and reduction in restricted cash of $700,000, partially offset by the acquisition of property and equipment of $600,000.

Financing activities. Real Goods Solar’s financing activities provided net cash of $11.3 million and used net cash of $4.7 million during 2012 and 2011, respectively. Real Goods Solar’s net cash provided by financing activities during 2012 was primarily the result of borrowings on Real Goods Solar’s line of credit of $6.5 million and loans from related parties of $5.15 million, partially offset by payments on debt and capital lease obligations of $400,000. Real Goods Solar’s net cash used by financing activities during 2011 was primarily used to repay borrowings on Alteris’ line of credit, debt, and capital lease obligations of $5.3 million and to repurchase 379,400 shares of Real Goods Solar Class A common stock for $1.1 million, partially offset by a $1.7 million loan from Gaiam.

In the normal course of Real Goods Solar’s business, Real Goods Solar investigates, evaluates and discusses acquisition, joint venture, non-controlling investment, strategic relationship and other business combination opportunities in the solar energy markets. For any future investment, acquisition, or joint venture opportunities, Real Goods Solar may consider using then-available liquidity, issuing equity securities, or incurring additional indebtedness.

While there can be no assurances, Real Goods Solar believes its cash on hand, cash raised through debt commitments, cash expected to be generated from operations, cash obtainable from additional investors, and cash savings through further operational efficiencies should be sufficient to fund Real Goods Solar’s continuing operations and meet its current debt repayment obligations through at least calendar year 2013. However, Real Goods Solar’s projected cash needs may change as a result of unforeseen operational difficulties or other factors.

To improve its balance sheet position and support the company’s turnaround objective, on June 3, 2013, Real Goods Solar closed a private placement of securities and issued 3,366,974 shares of Class A common stock and warrants to purchase up to an aggregate of 1,683,488 shares of Class A common stock for an aggregate purchase price of approximately $9.3 million (approximately $8.4 million, net of associated offering costs). In addition, Real Goods Solar will continue to make operational improvements to reduce its operating cash requirements. Operational initiatives to reduce costs include productivity enhancements within support functions through greater use of information technology and other process improvements and greater project level control over working capital deployed and labor utilization. With the completion of the debt extensions and additional loans and achievement of some or all of the above noted remaining initiatives, while there can be no assurances, Real Goods Solar expects to be able to continue to operate through September 30, 2014, and thereby generate adequate cash flow to meet its debt obligations.

Contractual Obligations

Real Goods Solar has commitments under operating leases and various service agreements with Gaiam (see Notes 7 and 11 to Real Goods Solar’s audited consolidated financial statements for fiscal year ended December 31, 2012), but does not have any significant outstanding commitments under long-term debt obligations or purchase obligations. The following table shows Real Goods Solar’s commitments to make future payments under its operating leases as of December 31, 2012:

(in thousands)	Total	< 1 year	1-3 years	3-5 years	> 5 years
Operating lease obligations	$1,601	$582	$724	$295	$—

To the extent Real Goods Solar becomes entitled to utilize certain loss carryforwards relating to periods before its initial public offering, Real Goods Solar will distribute to Gaiam the tax effect (estimated to be 34% for federal income tax purposes) of the amount of such tax loss carryforwards so utilized. Accordingly, Real Goods Solar recognized a valuation allowance against all of Real Goods Solar’s deferred tax assets as of the effective date of its tax sharing agreement with Gaiam, May 13, 2008. These net operating loss carryforwards begin to expire in 2018 if not utilized. Due to Gaiam’s step acquisitions of Real Goods Solar, Real Goods Solar experienced “ownership changes” as defined in Section 382 of the Internal Revenue Code of 1986, as amended. Accordingly, its use of the net operating loss carryforwards is limited by annual limitations described in Sections 382 and 383 of the Internal Revenue Code of 1986, as amended. As of December 31, 2012, $4.4 million of these net operating loss carryforwards remained available for current and future utilization, meaning that potential future payments to Gaiam, which would be made over a period of several years, could therefore aggregate to approximately $1.6 million based on current tax rates.

As a condition of entering into some of Real Goods Solar’s construction contracts, it had surety bonds of approximately $22.7 million at December 31, 2012.

Off-Balance Sheet Arrangements

Real Goods Solar does not participate in transactions that generate relationships with unconsolidated entities or financial partnerships, such as special purpose entities or variable interest entities, which have been established for the purpose of facilitating off-balance sheet arrangements or other limited purposes.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Security Ownership of Management and Certain Beneficial Owners

The following table sets forth information with respect to the beneficial ownership of Real Goods Solar Class A common stock as of November 29, 2013 (except as noted) and immediately after consummation of the Merger for (a) each person (or group of affiliated persons) who, insofar as Real Goods Solar has been able to ascertain, beneficially owned more than 5% of the outstanding shares of its Class A common stock, (b) each director and director nominee, (c) each executive officer named in the Summary Compensation Table set forth under “Real Goods Solar Executive Officer Compensation—Summary Compensation Table,” and (d) all current directors and executive officers as a group. As of November 29, 2013, there were 36,335,894 shares of Real Goods Solar Class A common stock and no shares of Real Goods Solar Class B Common Stock outstanding. Unless otherwise noted, the address of the beneficial owners set forth in the table below is 822 W. South Boulder Road, Louisville, CO 80027. The information about beneficial ownership post-Merger is based on there being 36,335,894 shares of Real Goods Solar Class A common stock immediately before consummation of the Merger and assuming that Real Goods Solar will issue an aggregate of 7,900,000 shares of Real Goods Solar Class A common stock in the Merger, which assumes that the Average Closing Price applicable in the Merger will be between $2.56 and $3.00 and that no adjustment to the merger consideration will be made for fluctuations in Mercury’s working capital. Based on an Average Closing Price of $3.59, which is the Average Closing Price that would have been applicable had the effective time of the Merger occurred on November 20, 2013, 7,111,142 shares of Real Goods Solar Class A common stock would be issued pursuant to the Merger Agreement, subject to adjustment based on Mercury’s closing working capital.

Name and Address of Beneficial Owner		Amount and Nature of Beneficial Ownership (1)	Percent of Class Pre-Merger	Percent of Class Post-Merger
Riverside Renewable Energy Investments, LLC	(2)	7,830,647	21.6%	17.7%
Gaiam, Inc.	(3)	3,000,000	8.3%	6.8%
Capital Ventures International	(4)	2,950,000	8.1%	6.7%
Kamyar (Kam) Mofid	(5)	92,000	*	*
John Schaeffer	(6)	323,000	*	*
Pavel Bouska		—	—	—
David L. Belluck	(2)	7,830,647	21.6%	17.7%
Steven B. Kaufman		74,999	*	*
Barbara Mowry		41,459	*	*
Robert L. Scott		32,784	*	*
Ian Bowles	(7)	700	*	*
Richard D. White	(8)	—	—	*
William S. Yearsley	(9)	—	—	—
Angy Chin	(10)	—	—	—
John Coletta	(11)	—	—	—
All directors and executive officers as a group (8 persons)	(12)	8,395,089	22.8%	18.8%

*	Indicates less than 1% ownership.
(1)	This table is based upon information supplied by officers, directors and principal shareholders directly to Real Goods Solar or on Schedules 13D and 13G and Forms 3, 4 and 5 filed with the SEC. All beneficial ownership is direct and the beneficial owner has sole voting and investment power over the securities beneficially owned unless otherwise noted. Share amounts and percent of class include stock options exercisable and restricted stock vesting within 60 days after November 29, 2013.
(2)	According to a report on Schedule 13D filed with the SEC on January 12, 2012. David L. Belluck is the sole manager of Riverside, and as the sole manager, he may be deemed to beneficially own the securities. Mr. Belluck and Riverside share voting and investment power over these securities. The address for Riverside Renewable Energy Investments, LLC is c/o Riverside Renewable Energy Investments, LLC 699 Boylston Street, Boston, MA 02116.
(3)	According to a report on Schedule 13G/A filed with the Securities and Exchange Commission on February 13, 2012 and a Form 4 filed with the SEC on October 1, 2013. Jirka Rysavy serves as chairman of Gaiam and has direct beneficial ownership of 668,682 shares of the Class A common stock of Gaiam and 5,400,000 shares of the Class B Common Stock of Gaiam, together representing approximately 27% of Gaiam’s outstanding equity and in excess of 50% of Gaiam’s voting power. By virtue of his office and his stock ownership in Gaiam, Mr. Rysavy may be deemed to control Gaiam, and may also be deemed to have indirect beneficial ownership of the shares of Real Goods Solar Class A common stock directly owned by Gaiam; however, Mr. Rysavy disclaims such beneficial ownership. The business address of Mr. Rysavy and Gaiam is 833 W. South Boulder Road, Louisville, Colorado 80027.
(4)	According to a report on Schedule 13G filed with the Securities and Exchange Commission on November 22, 2013. Heights Capital Management, Inc. is the investment manager to Capital Ventures International, may exercise voting and dispositive power over these shares and may be deemed to be the beneficial owner of these shares. Heights Capital Management, Inc. disclaims any such beneficial ownership of the shares except for any pecuniary interest therein. The business address of Capital Ventures International is P.O. Box 897, Winward 1, Regatta Office Park, West Bay Road, Grand Cayman, KY1-1103,
Cayman Islands. The business address of Heights Capital Management, Inc. is 101 California Street, Suite 3250, San Francisco, California 94111.

(5)	Consist of 64,000 shares of Real Goods Solar Class A common stock issuable upon exercise of stock options that are currently exercisable, and 28,000 shares of Real Goods Solar Class A common stock issuable upon exercise of stock options exercisable within 60 days after November 29, 2013.
(6)	Consists of 10,000 shares of Real Goods Solar Class A common stock, 310,800 shares of Real Goods Solar Class A common stock issuable upon exercise of stock options that are currently exercisable, and 2,400 shares of Real Goods Solar Class A common stock issuable upon exercise of stock options exercisable within 60 days after November 29, 2013.
(7)	Real Goods Solar has nominated Mr. Bowles to Real Goods Solar’s board of directors as a director for election at its 2013 annual meeting of shareholders.
(8)	One of the closing conditions in the Merger Agreement is that Mr. White, or another nominee designated by Mercury, shall have been nominated to Real Goods Solar’s board of directors as a director for election at its 2013 annual meeting of shareholders as more fully described in “The Merger—Interests of Real Goods Solar’s Directors and Executive Officers in the Merger” and “Directors and Officers of Real Goods Solar Following the Merger.” After the Merger, it is expected that Mr. White will beneficially own approximately 45,714 shares of Real Goods Solar Class A common stock representing less than 1% of the shares of Real Goods Solar’s outstanding Class A common stock. His post-Merger ownership information is based on there being 36,335,894 shares of Real Goods Solar Class A common stock immediately before consummation of the Merger, assumes that Real Goods Solar will issue an aggregate of 7,900,000 shares of Real Goods Solar Class A common stock in the Merger, which assumes that the Average Closing Price applicable in the Merger will be between $2.56 and $3.00 and that no adjustment to the merger consideration will be made for fluctuations in Mercury’s working capital, and assumes that 780,000 shares of Real Goods Solar Class A common stock out of the merger consideration is paid to three members of Mercury’s management team under retention bonus agreements Mercury has entered into with them.
(9)	Mr. Yearsley served as a director and Real Goods Solar’s Chief Executive Officer between June 2011 and July 2012.
(10)	Ms. Chin provided services to Real Goods Solar as an independent consultant between August 28, 2012 and March 29, 2013. Ms. Chin served as Real Goods Solar’s interim chief financial officer from August 31, 2012 to February 4, 2013.
(11)	Mr. Coletta served as Real Goods Solar’s Chief Financial Officer from March 19, 2012 to August 31, 2012.
(12)	Includes all current directors and officers. Accordingly, Messrs. Yearsley and Coletta and Ms. Chin are excluded, and Anthony DiPaolo, Real Goods Solar’s chief financial officer, is included.

INFORMATION RELATED TO MERCURY

Description of Business

Company Overview

Mercury, through its wholly-owned subsidiary, Mercury Solar Systems, Inc., is primarily engaged in the development, design and installation of solar energy systems for utility, commercial, and residential clients in New York, New Jersey, Massachusetts, Connecticut, Maryland, and Pennsylvania. The solar energy systems are primarily photovoltaic systems for the production of electricity. These systems reduce a customer’s need for third party produced electricity. Mercury, including its predecessors, has designed, installed and provided related services to more than 2,400 solar customers.

Since its inception in 2008, Mercury has acquired and completed the integration of four local and regional commercial and residential solar integrators. Mercury has also entered four additional states through organic growth. Additionally, Mercury has expanded its business to include solar project development and other related services.

Corporate Information

Mercury and Mercury Solar Systems, Inc. were incorporated in Delaware and New York, respectively, in 2008. Mercury’s executive office and operations center is located at 36 Midland Ave, Port Chester, NY 10573. Mercury’s telephone number is (914) 637-9700. Mercury’s website is www.mercurysolarsystems.com. The information on the website is not intended to be a part of this prospectus, and you should not rely on any of the information provided on Mercury website.

Employees

As of November 20, 2013, Mercury had approximately 47 full-time employees, including installation personnel.

Business and Growth Strategy

Mercury has grown into one of the largest and most profitable residential and commercial solar energy integrators in the northeast United States. Mercury intends to pursue the following strategies to achieve future growth:

•	Consolidate the fragmented U.S. solar energy system installation market. The U.S. solar energy system installation market remains highly fragmented, with hundreds of independent installers or integrators. Mercury has completed four acquisitions as part of a consolidation strategy. These acquisitions allowed Mercury to quickly penetrate new markets which contained lucrative local and regional incentives.

•	Expand into markets in which legislation and government incentives are favorable for solar energy. Mercury has and will continue to expand the geographic scope of its business as jurisdictions adopt new or improve existing incentive programs that enhance the economics of solar energy systems for a broader customer base.

•	Expand product offerings to existing customer base. Mercury intends to leverage its installed base of customers to sell additional complimentary products such as energy efficient lighting, energy audit services, and solar operations and maintenance services.

Properties

Mercury’s principal executive office and operations center is located in Port Chester, New York. The following table sets forth certain information relating to its primary facilities:

Primary Locations	Size	Use	Lease Expiration
Port Chester, NY	21,764 sq. ft.	Corporate HQ & Operations Center	September 2014

Mays Landing, NJ	15,000 sq. ft.	Office and warehouse	June 2014

Waltham, MA	200 sq. ft.	Sales Office	Monthly

Mercury’s existing facilities are leased and have lease renewal options ranging from one month to five years. Mercury believes its facilities are adequate to meet its current needs and that suitable additional facilities will be available for lease or purchase when, and as, it needs them.

Legal Proceedings

From time to time, Mercury is involved in legal proceedings that it considers to be in the normal course of business. Mercury does not believe that any of these proceedings will have a material adverse effect on its business.

Market for Mercury Capital Stock and Related Stockholder Matters

Shares of Mercury preferred and common stock are not publicly traded. Mercury has not declared or paid any dividends on its preferred or common stock.

Management’s Discussion and Analysis of Financial Condition and Results of Operation

The following discussion and analysis provides information that Mercury believes is relevant to an assessment and understanding of its results of operation and financial condition. You should read this analysis in conjunction with its audited consolidated financial statements and related footnotes. This discussion and analysis contains statements of a forward-looking nature relating to future events or its future financial performance. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements, including those set forth in this joint proxy statement/prospectus.

Overview

Mercury, through its wholly-owned subsidiary, Mercury Solar Systems, Inc., is primarily engaged in the design and installation of solar energy systems for utility, commercial, and residential clients in New York, New Jersey, Massachusetts, Connecticut, Maryland, and Pennsylvania. The solar energy systems are primarily photovoltaic systems for the production of electricity. These systems reduce a customer’s need for third party produced electricity. Mercury, including its predecessors, has designed, installed, and provided related services to more than 2,400 solar customers.

Since its inception in 2008, Mercury has acquired and completed the integration of four local and regional commercial and residential solar integrators. Mercury has also entered four additional states through organic growth. Additionally, Mercury has expanded its business to include solar project development and other related services.

Mergers and Acquisitions

Mercury Solar Systems LLC and Mercury Solar LLC.

On July 31, 2008, Mercury entered into contribution agreements with Mercury Solar Systems and Mercury Solar, and each of their respective members, to receive and accept the contribution of certain of the assets of these two companies and the assumption of certain of their liabilities. The consideration paid at closing consisted of $100,000 in cash and 1,900,000 shares of Mercury common stock valued at $1.9 million. As additional consideration, based on the results achieved during the incentive period, Mercury paid an additional $4.4 million in cash and issued shares valued at the various times of issuance at $24.0 million.

Energy Enterprises, Inc.

On July 31, 2008, Mercury purchased certain assets and assumed certain liabilities of Energy Enterprises, Inc. The purchase price consisted of cash in the amount of $1.5 million and the issuance of 500,000 shares of Mercury common stock valued at $500,000. As additional consideration, based on the results achieved during the incentive period, Mercury paid an additional $2.5 million in cash and issued shares valued at the time of issuance at $1.5 million.

K Star Corp. of NY.

On June 22, 2009, Mercury purchased certain assets and assumed certain liabilities of K Star. The purchase price consisted of cash in the amount of $50,000 and the issuance of 93,750 shares of Mercury common stock valued at $150,000. As additional consideration, based on the results achieved during the incentive period, Mercury paid an additional $87,000 in cash and issued shares valued at the time of issuance at $86,000.

EOS Energy Solutions.

On February 4, 2010, Mercury purchased certain assets and assumed certain liabilities of EOS for $125,000 of cash and the issuance of 67,567 shares of Mercury common stock valued at $125,000. As additional consideration, based on the results achieved during the incentive period, Mercury paid an additional $1.1 million in cash and issued shares valued at the time of issuance at $1.1 million.

Critical Accounting Policies and Estimates

Mercury’s discussion and analysis of its financial condition and results of operations are based on its financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires Mercury to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses. Mercury based its estimates on historical experience and on various other assumptions that Mercury believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Mercury has identified the following to be critical accounting policies whose application have a material impact on its reported results of operations, and which involve a higher degree of complexity, as they require Mercury to make judgments and estimates about matters that are inherently uncertain.

Revenue Recognition

Revenue is derived from the installation of solar energy system contracts. These contracts require Mercury to perform certain project-related tasks necessary to facilitate installations, procure and deliver system components on behalf of the customer, and complete installations that deliver a functioning solar power system. Systems are generally installed within three to 12 months from contract signing. Mercury anticipates longer installation times as it continues to build larger systems. Revenue from the installation of a system is recognized when (a) persuasive evidence of an arrangement exists, (b) delivery has occurred and/or services have been rendered, (c) the sales price is fixed or determinable, and (d) collection of the resulting receivable is reasonably assured.

Mercury recognizes revenue in accordance with the revenue recognition guidance of the FASB Codification. Revenue arising from fixed price contracts is recognized as work is performed based on the percentage of incurred costs to estimated total forecasted costs utilizing the most recent estimates of total costs incurred to date and those anticipated to be incurred through the completion of the project. If instances arise where current estimates of total revenue for contracts indicate a loss, a provision for the entire loss on the contract would be recorded.

Cost of revenues include all direct material, labor and subcontract costs. Job materials are considered installed materials when they are permanently attached or fitted to the solar energy system as required by the job’s engineering design. Shipping and handling costs are included in the cost of revenues.

Costs and estimated earnings in excess of billings represent revenue recognized in excess of amounts billed. Billings in excess of costs and estimated earnings represents billings and payments in excess of revenue recognized.

Accounts Receivable and Allowances for Doubtful Accounts

Accounts receivable consist of trade receivables due from customers and subsidies due from various federal, state and local agencies. Subsidies due from federal, state and local agencies include rebates and other incentives and are generally paid after the installation of a pre-approved solar system. Most contracts include some form of subsidy. Subsidies may be paid by the agencies directly to Mercury or to the customer, who then pays Mercury.

Mercury regularly evaluates the collectability of its accounts receivable. An allowance for doubtful accounts is maintained for estimated credit losses. When estimating the adequacy of its reserve, Mercury considers a number of factors including the aging of a customer’s account, creditworthiness of specific customers, historical trends and other information. Mercury considers the collectability of outstanding subsidy amounts to be low credit risk even though certain amounts may take over one year from the start of a project before they are finally collected. Receivables are eliminated from the allowance when management assesses a customer balance is no longer collectible.

Costs and Estimated Earnings in Excess of Billings.

Costs and estimated earnings in excess of billings, principally on uncompleted contracts, arise in the consolidated balance sheets when revenues have been recognized but the amounts cannot be billed under the terms of the contracts. Such amounts are recoverable from customers upon various measures of performance, including achievement of certain milestones, completion of specified units, or completion of a contract.

Billings in Excess of Costs and Estimated Earnings.

Billings in excess of costs and estimated earnings on contracts in the accompanying consolidated balance sheets is comprised of cash collected from customers and billings to customers on contracts in advance of work performed, advance payments negotiated as a contract condition and estimated losses on uncompleted contracts. The majority of the unearned project-related costs are expected to be earned over the next 12 months.

Mercury records provisions for estimated losses on uncompleted contracts in the period in which such losses become known. The cumulative effects of revisions to contract revenues and estimated completion costs are recorded in the accounting period in which the amounts become evident and can be reasonably estimated. These revisions can include such items as the effects of change orders and claims, warranty claims, liquidated damages or other contractual penalties.

Inventory

Inventory, principally purchased goods, are stated at the lower of cost or market using the first-in first-out method.

Goodwill

Goodwill represents the excess of acquisition cost over the fair value of net assets acquired using the purchase method of accounting in accordance with FASB Statement No. 14, Business Combinations. Mercury reviews goodwill impairment annually, or when events arise that could indicate that an impairment exists. Mercury tests for goodwill impairment using a two-step process. The first step compares the fair value of the reporting unit with the unit’s carrying value, including goodwill. When the carrying value of the reporting unit is greater than fair value, the unit’s goodwill may be impaired, and accordingly, the second step must be completed to measure the amount of the goodwill impairment charge, if any. In the second step, the implied fair value of the reporting unit’s goodwill is compared with the carrying amount of the unit’s goodwill. If the carrying amount is greater than the implied fair value, the carrying value of the goodwill must be written down to its implied fair value. The fair values of the reporting units are estimated using the income approach net present value of discounted cash flows generated by each reporting unit.

Mercury’s management’s judgment regarding the existence of potential impairment is based on factors such as adverse changes in Mercury’s operating results, cash flows, and unfavorable changes in the market conditions and other economic factors. During 2012, Mercury determined that a change in circumstances had occurred which indicated that the carrying value of goodwill may not be recoverable. Accordingly, during the fourth quarter of 2012, Mercury recognized an impairment loss of $33.769 million, in its consolidated statement of operations for the year ended December 31, 2012.

Manufacturer and Installation Warranties.

Mercury provides its customers with a warranty against defects in material or installation workmanship. Solar panels, inverters and racking systems, which are considered “major system components,” are covered under manufacturer warranties. In the event that a major system component needs to be replaced within the manufacturer’s warranty period, Mercury will replace the defective item and is reimbursed for its services by the manufacturer. Manufacturer warranties on major system components have a warranty range of five to 25 years. Mercury assists customers in the event that a manufacturer’s warranty needs to be used to replace a defective major system component.

Mercury provides for a workmanship warranty on the installation of a solar energy system and all equipment and incidental supplies other than the major system components that are covered under manufacturer warranties. The warranty period is typically five years; however, in certain instances, Mercury may increase this warranty up to 10 years. Mercury evaluates the need for a provision for the installation warranty, within costs of revenues, based on historical experience and future expectations of the probable cost to be incurred in honoring its warranty commitment.

Share-Based Compensation

Mercury recognizes all share-based payments to employees and to non-employee directors as compensation for service on Mercury’s board of directors in the consolidated financial statements based on the fair values of such payments. Stock-based compensation expense is recognized based on the estimated fair value of share-based payment awards and amortized over the service period. Forfeitures are estimated at the time of grant and revised, if necessary in subsequent periods if actual forfeitures differ from those estimates.

Income Taxes

Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

In accordance with FASB Statement No. 109, Accounting for Income Taxes, the Codification prescribes the minimum recognition threshold an income tax position is required to meet before being recognized in the financial statements and applies to all income tax positions. Each income tax position is assessed using a two-step process. A determination is first made as to whether it is more likely than not that the income tax position will be sustained, based upon technical merits, upon examination by the taxing authorities. If the income tax position is expected to meet the more likely than not criteria, the benefit recorded in the financial statements equals the largest amount that is greater than 50% likely to be realized upon its ultimate settlement. Mercury records income tax related interest and penalties as a component of the provision for income tax expense.

Results of Operations

Nine Months Ended September 30, 2013 Compared to Nine Months Ended September 30, 2012

The following table sets forth certain financial data as a percentage of revenue for the periods indicated:

	Nine Months Ended September 30,
	2013	2012
Net revenue	100.0%	100.0%
Cost of goods sold	65.4%	73.4%
Gross profit	34.6%	26.6%

Expenses:
Selling and operating	35.7%	17.9%
General and administrative	9.4%	7.3%
Depreciation, amortization, and non-cash, stock-based compensation	5.2%	2.8%
Total expenses	50.3%	28.0%
Loss from operations	15.7%	-1.4%
Interest and other expense	-4.1%	-0.2%
Income tax benefit	5.1%	—%
Net loss	-14.6%	-1.6%

Nine Months Ended September 30, 2013 Compared to Nine Months Ended September 30, 2012

Net revenue. Net revenue decreased $18.9 million, or 64.8%, to $10.3 million during the nine months ended September 30, 2013 from $29.2 million during the nine months ended September 30, 2012. The revenue decline reflects the reduction in Mercury’s sales year-over-year largely driven by the local and regional market changes for the geographies in which Mercury operates, as well as lower prices paid by customers as a result of pricing pressures within the solar installation market. Mercury deployed solar energy systems totaling 2.5 megawatts during the nine months ended September 30, 2013, a decrease of 67.2% over the nine months ended September 30, 2012.

Gross profit. Gross profit decreased $4.2 million, or 54.2%, to $3.6 million during the nine months ended September 30, 2013 from $7.8 million during the nine months ended September 30, 2012. As a percentage of net revenue, gross profit increased to 34.6% during the nine months ended September 30, 2013 from 26.6% during the nine months ended September 30, 2012. The gross profit increase reflects Mercury’s efforts with respect to project pricing and cost controls during the nine months ended September 30, 2013.

Selling and operating expenses. Selling and operating expenses decreased $1.5 million, or 29.6%, to $3.7 million during the nine months ended September 30, 2013 from $5.2 million during the nine-month period ended September 30, 2012. As a percentage of net revenue, selling and operating expenses increased to 35.7% during the nine-month period ended September 30, 2013 from 17.9% during the nine months ended September 30, 2012. The decrease in selling and operating expenses is largely attributable to variable cost reductions commensurate with the reduction in installation activity coupled with reduction in payroll and other personnel costs associated with Mercury’s cost control efforts.

General and administrative expenses. General and administrative expenses decreased $832,000, or 46.2%, to $967,000 during the nine-month period ended September 30, 2013 from $2.1 million during the nine months ended September 30, 2012. As a percentage of net revenue, general and administrative expenses increased to 9.4% during the nine-month period ended September 30, 2013 from 7.3% during the nine-month period ended September 30, 2012. The decrease in general and administrative expenses is largely attributable to reduction in payroll and other personnel costs associated with Mercury’s cost control efforts. Additionally, there was an unusual and infrequent charge of $285,000 during the nine months ended September 30, 2012 in conjunction with the termination of Mercury’s Chief Executive Officer.

Depreciation, amortization, and non-cash, stock-based compensation. Depreciation, amortization, and non-cash, stock-based compensation expenses decreased $269,000, or 33.3%, to $539,000 during the nine-month period ended September 30, 2013 from $808,000 during the nine months ended September 30, 2012. As a percentage of net revenue, depreciation, amortization, and non-cash, stock-based compensation expenses increased to 5.2% during the nine-month period ended September 30, 2013 from 2.8% during the nine-month period ended September 30, 2012. The decrease in depreciation, amortization, and non-cash, stock-based compensation expenses is attributable to certain fixed assets and intangible assets that became fully depreciated or amortized in 2012 and in early 2013.

Interest and other expense. Interest and other expense increased $367,000 to $420,000 during the nine-month period ended September 30, 2013 from $53,000 during the nine months ended September 30, 2012. The increase is primarily attributable to $410,000 of transaction-related costs incurred during the third quarter of 2013 in connection with the contemplated merger with Real Goods Solar.

Net loss. As a result of the above factors, Mercury’s net loss during the nine months ended September 30, 2013 was $1.5 million, as compared to a net loss of $449,000 during the nine months ended September 30, 2012.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Net revenue. Net revenue decreased $51.6 million, or 61.0%, to $32.9 million during 2012 from $84.5 million during 2011. The revenue decline reflects the reduction in Mercury’s sales year-over-year largely driven by the local and regional market changes for the geographies in which Mercury operates, as well as lower prices paid by customers as a result of pricing pressures within the solar installation market. Mercury deployed solar energy systems totaling 8.4 megawatts during the year ended December 31, 2012, a decrease of 53.8% over the year ended December 31, 2011.

Gross profit. Gross profit decreased $6.7 million, or 40.6%, to $9.8 million during 2012 from $16.6 million during 2011. As a percentage of net revenue, gross profit increased to 29.9% during 2012 from 19.6% during 2011. The increase in gross profit was due to a higher proportion of commercial installations, which have higher gross profit margins than residential installations, as well as higher year over year average margins on those commercial installations.

Selling and operating expenses. Selling and operating expenses decreased $3.5 million, or 34.3%, to $6.7 million during 2012 from $10.2 million during 2011. As a percentage of net revenue, selling and operating expenses increased to 20.4% during 2012 from 12.1% during 2011. The decrease in selling and operating expenses is largely attributable to reduction in payroll and other personnel costs associated with Mercury’s cost control efforts.

General and administrative expenses. General and administrative expenses decreased $1.3 million, or 35.1%, to $2.4 million during 2012 from $3.7 million during 2011. As a percentage of net revenue, general and administrative expenses increased to 7.3% during 2012 from 4.4% during 2011. The decrease in general and administrative expenses is largely attributable to reduction in payroll and other personnel costs associated with Mercury’s cost control efforts. Additionally, there was an unusual and infrequent charge of $285,000 during the year ended December 31, 2012 in conjunction with the termination of Mercury’s Chief Executive Officer.

Depreciation, amortization, and non-cash, stock-based compensation. Depreciation, amortization, and non-cash, stock-based compensation expenses decreased $400,000, or 27.4%, to $1.1 million during the year ended December 31, 2013 from $1.5 million during the year ended December 31, 2012. As a percentage of net revenue, depreciation, amortization, and non-cash, stock-based compensation expenses increased to 3.2% during the year ended December 31, 2013 from 1.7% during the year ended December 31, 2012. The decrease in depreciation, amortization, and non-cash, stock-based compensation expenses is attributable to certain fixed assets and intangible assets that became fully depreciated or amortized in 2012.

Acquisition-related costs. Acquisition-related costs were $390,000 during 2011 and were the result of contingent consideration paid in 2011 for an acquisition completed before 2011.

Goodwill impairment. Goodwill non-cash impairment was $33.8 million for 2012. Mercury’s judgment regarding the existence of potential impairment is based on factors such as adverse changes in Mercury’s operating results, cash flows, and unfavorable changes in the market conditions and other economic factors. During 2012, Mercury determined that a change in circumstances had occurred which indicated that the carrying value of goodwill may not be recoverable. Accordingly, during the fourth quarter of 2012, Mercury recognized an impairment loss of $33.8 million in its consolidated statement of operations for the year ended December 31, 2012. Mercury believes there was no impairment to the carrying value of goodwill as of December 31, 2011.

Income Tax (Benefit) Expense. Income tax benefit was $4.9 million for 2012. Income tax expense was $432,000 for 2011.

Net income (loss). As a result of the above factors, Mercury’s net loss was $29.2 million during 2012 compared to net income of $283,000 during 2011.

Quarterly and Seasonal Fluctuations

The following table sets forth Mercury’s unaudited quarterly results of operations during each of the quarters in 2012 and 2011. Mercury believes this unaudited financial information includes all adjustments, consisting solely of normal recurring accruals and adjustments, necessary for a fair presentation of the results of operations for the quarters presented. This financial information should be read in conjunction with Mercury’s consolidated financial statements and related notes included elsewhere in this joint proxy statement/prospectus. The results of operations for any quarter are not necessarily indicative of future results of operations.

(in thousands, except per share data)	Fiscal Year 2012 Quarters Ended
	March 31	June 30(a)	September 30	December 31(b)
Net revenue	$10,175	$10,556	$8,495	$3,705
Gross profit	2,587	2,523	2,659	2,078
Income (loss) before income taxes	(292)	(407)	251	(33,691)
Net loss	(292)	(407)	251	(28,794)

(in thousands, except per share data)	Fiscal Year 2011 Quarters Ended
	March 31	June 30	September 30	December 31
Net revenue	$25,796	$21,604	$28,406	$8,717
Gross profit	5,729	2,558	5,416	2,867
Income (loss) before income taxes	1,709	(2,076)	1,128	(46)
Net income (loss)	1,119	(1,486)	1,128	(478)

(a)	The quarter ended June 30, 2012 includes an infrequent and unusual charge of $285,000 for the severance costs related to Mercury’s termination of its Chief Executive Officer.
(b)	The quarter ended December 31, 2012 includes a noncash charge of $33.8 million for the impairment of goodwill.

Mercury’s quarterly net revenue and operating results for solar energy system installations are difficult to predict and have in the past and may in the future fluctuate from quarter to quarter as a result of changes in state, federal, or private utility company subsidies, as well as weather, economic trends and other factors.

Liquidity and Capital Resources

Mercury’s capital needs arise from capital related to the acquisitions of new businesses, working capital required to fund its purchases of solar photovoltaic modules and inverters and otherwise support sales and marketing initiatives. These capital requirements depend on numerous factors, including the ability to attract new solar energy system installation customers, the level of expenditures for sales and marketing, the level of investment in support systems and facilities and other factors. The timing and amount of these capital requirements are variable and may fluctuate from time to time.

Mercury has no debt, in excess of $10.0 million of working capital, and generally in excess of $10.0 million of cash. Mercury’s capital needs are funded from operations. Mercury does not have any material capital expenditure commitments.

Cash Flows

Nine Months Ended September 30, 2013 Compared to Nine Months Ended September 30, 2012

The following table summarizes Mercury’s primary sources (uses) of cash during the periods presented:

	Nine Months Ended September 30,
(in thousands)	2013	2012
Net cash provided by (used in):
Operating activities	$1,773	$(4,184)
Investing activities	65	(309)
Financing activities	—	—
Net change in cash	$1,838	$(4,493)

Operating activities. Mercury’s operating activities provided net cash of $1.8 million and used net cash of $4.2 million during the nine months ended September 30, 2013 and 2012, respectively. Mercury’s net cash provided in operating activities during the nine months ended September 30, 2013 was primarily due to decreased accounts receivable and earnings in excess of billings of $4.4 million, decreased inventory of $605,000, offset by Mercury’s net loss of $1.5 million and decreased accounts payable of $1.9 million. Mercury’s net cash used in operating activities during the nine-month period ended September 30, 2012 was primarily due to decreased billings in excess of earnings of $6.1 million, decreased accounts payable of $2.4 million, offset by decreased accounts receivable of $2.8 million and decreased inventory of $1.3 million.

Investing activities. Mercury’s investing activities provided net cash of $60,000 and used net cash of $306,000 during the nine months ended September 30, 2013 and 2012, respectively. Mercury’s net cash provided by investing activities during the nine months ended September 30, 2013 was from the sale of property and equipment, primarily vehicles that were no longer being used. Mercury’s net cash used in investing activities during the nine months ended September 30, 2012 was primarily due to $325,000 in cash paid for acquisitions.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

The following table summarizes Mercury’s primary sources (uses) of cash during the periods presented:

	Years ended December 31,
(in thousands)	2012	2011	2010
Net cash provided by (used in):
Operating activities	$(3,486)	$11,305	$3,132
Investing activities	(369)	(2,068)	(5,561)
Financing activities	—	—	—
Net increase (decrease) in cash and cash equivalents	$(3,855)	$9,273	$(2,429)

Operating activities. Mercury’s operating activities used net cash of $3.5 million and provided net cash of $11.3 million during 2012 and 2011, respectively. Mercury’s net cash used by operating activities during 2012 was primarily attributable to decreased billings in excess of cost and estimated earnings of $7.8 million and decreased accounts payable and accrued liabilities of $3.7 million, partially offset by decreased accounts receivable of $3.2 million, decreased costs and estimated earnings in excess of billings of $2.7 million and decreased inventory of $2.2 million. Mercury’s net cash provided by operating activities during 2011 was primarily attributable to net income of $300,000, non-cash charges of $2.1 million increased deferred revenue and customer deposits, billings in excess of costs and estimated earnings of $1.5 million and $4.5 million, respectively, decreased costs and estimated earnings in excess of billings, inventory, and accounts payable and accrued expense of $1.9 million, $7.4 million, and $6.7 million, respectively.

Investing activities. Mercury’s investing activities used net cash of $369,000 and $2.1 million during 2012 and 2011, respectively. Mercury’s net cash used by investing activities during 2012 was primarily attributable to $325,000 in cash paid for acquisitions. Mercury’s net cash provided by investing activities during 2011 was primarily attributable to $1.3 million of cash paid in settlement of contingent consideration related to acquisitions completed before 2011, and the acquisition of property and equipment of $741,000.

Contractual Obligations

Mercury has commitments under operating leases and various service agreements, but does not have any significant debt obligations or purchase obligations. The following table shows Mercury’s commitments to make future payments under its operating leases:

(in thousands)	Total	< 1 year	1-3 years	3-5 years	> 5 yrs
Operating lease obligations	$546	$546	$—	$—	$—

Off-Balance Sheet Arrangements

Mercury does not participate in transactions that generate relationships with unconsolidated entities or financial partnerships, such as special purpose entities or variable interest entities, which have been established for the purpose of facilitating off-balance sheet arrangements or other limited purposes.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Mercury has not had any change in or disagreements with its independent accountants during Mercury’s two most recent fiscal years or any subsequent interim period.

Security Ownership of Management and Certain Beneficial Owners

The following table sets forth information with respect to the beneficial ownership of Mercury common and preferred stock as of November 20, 2013 for (a) each person (or group of affiliated persons) who, insofar as Mercury has been able to ascertain, beneficially owned more than 5% of the outstanding shares of Mercury capital stock, (b) each director, (c) each executive officer, and (d) all current directors and executive officers as a group. As of November 20, 2013, there were 22,555,058 shares of Mercury common stock and 15,575,000 shares of Mercury preferred stock outstanding. Unless otherwise noted, the address of the beneficial owners set forth in the table below is 36 Midland Avenue, Port Chester, NY 10573. Unless otherwise indicated, all persons listed below have sole voting and investment powers over all shares owned. After consummation of the Merger, none of the beneficial owners will own any Mercury capital stock. The following table also sets forth information with respect to the beneficial ownership of Real Goods Solar Class A common stock post-Merger for the beneficial owners listed above. The information about beneficial ownership post-Merger is based on there being 36,355,894 shares of Real Goods Solar Class A common stock immediately before consummation of the Merger, assumes that Real Goods Solar will issue an aggregate of 7,900,000 shares of Real Goods Solar Class A common stock in the Merger, which assumes that the Average Closing Price applicable in the Merger will be between $2.56 and $3.00 and that no adjustment to the merger consideration will be made for fluctuations in Mercury’s working capital, and assumes that 780,000 shares of Real Goods Solar Class A common stock out of the merger consideration is paid to three members of Mercury’s management team under the retention bonus agreements Mercury has entered into with them. Based on an Average Closing Price of $3.59, which is the Average Closing Price that would have been applicable had the effective time of the Merger occurred on November 20, 2013, 7,111,142 shares of Real Goods Solar Class A common stock would be issued pursuant to the Merger Agreement, subject to adjustment based on Mercury’s closing working capital.

	Common Stock (1)	Percent of Common Stock	Series 1 Convertible Preferred Stock (1)	Percent of Preferred Stock	Real Goods Solar Class A Common Stock Post- Merger	Percent of Real Goods Solar Class A Common Stock Post- Merger
Andrew Zaref (2)	—	—	—	—	—	—
J. Jared Haines (2)	7,475,994	33.15%	—	—	—	—
Anthony Coschigano III (2)	10,114,579	44.84%	—	—	—	—
Richard D. White (3)	—	—	100,000	*	45,714	*
Timothy Greener	—	—	150,000	*	68,571	*
Peter Kaufmann	—	—	200,000	1.28%	91,429	*
Executive Officers and Directors as a Group	17,590,573	77.99%	450,000	2.89%	205,714	*

*	Indicates less than 1% ownership.
(1)	Excludes options to purchase Mercury common stock. As of November 20, 2013, there were 1,150,000 options outstanding. Of the 1,455,000 options outstanding, 733,333 have vested. The remaining options vest at varying intervals between two and four years through December 21, 2015. All of these options will be cancelled upon consummation of the Merger.
(2)	Excludes any shares of Real Goods Solar Class A common stock issuable under retention bonus agreements or upon exercise of options issued or issuable under the Transition Consulting Agreements or employment offer letter agreements with Real Goods Solar. See “The Merger—Interests of Mercury’s Director and Executive Officers in the Merger—Retention Bonuses, Transition Consulting Agreements and Employment Offers.”
(3)	Excludes 1,111,111 shares of Mercury common stock owned by OPCO PE LLC. Mr. White is a managing director and head of the Private Equity and Special Investment Department of Oppenheimer & Co. Inc., an affiliate of OPCO PE LLC. Mr. White disclaims beneficial ownership of these shares.

Changes in Control

Pursuant to the Merger Agreement, Real Goods Solar will acquire all of the outstanding shares of Mercury common stock and preferred stock, causing Mercury to become a wholly-owned indirect subsidiary of Real Goods Solar and resulting in a change of control of Mercury. At the closing of the Merger, holders of Mercury preferred stock will become shareholders of Real Goods Solar.

Directors and Executive Officers

The following individuals are the directors and executive officers of Mercury:

Name	Age	Position(s) with Mercury
Richard D. White	59	Chairman and Director
J. Jared Haines	43	Senior Vice President, Secretary and Director
Timothy Greener	62	Director
Peter Kaufmann	69	Director
Andrew Zaref	47	Chief Financial Officer and Chief Operating Officer
Anthony Coschigano	46	Senior Vice President, Construction

DESCRIPTION OF REAL GOODS SOLAR CAPITAL STOCK

Although Real Goods Solar believes the following summary description of its capital stock set forth below is accurate, its articles of incorporation and its bylaws cover all material provisions affecting the rights of holders of its capital stock. This summary is not intended to be complete and is qualified by reference to the provisions of its articles of incorporation and bylaws as in effect on the date of this joint proxy statement/prospectus and which will be in effect at the effective time of the Merger. Copies of Real Goods Solar’s articles of incorporation and its bylaws will be sent to shareholders upon request. See “Where You Can Find More Information,” see also “Comparison of Shareholder Rights.”

General

Real Goods Solar’s authorized capital stock consists of (a) 150,000,000 shares of Class A common stock, par value $0.0001 per share, (b) 50,000,000 shares of Class B common stock, par value $0.0001 per share, and (c) 50,000,000 shares of preferred stock, par value $0.0001 per share. As of November 20, 2013, there were 36,335,894 shares of Real Goods Solar Class A common stock outstanding, which were held by approximately 60 holders, and there were no shares of Class B common stock or preferred stock outstanding. As further described below, Real Goods Solar may not issue any shares of Class B common stock under the terms of its articles of incorporation. Therefore, the summary below does not describe the terms of the Class B common stock.

Description of Class A Common Stock

Voting Rights

Each holder of shares of Class A common stock is entitled to one vote for each share held on all matters submitted to a vote of shareholders. There are no cumulative voting rights. All holders of shares of Class A common stock vote as a single group on all matters that are submitted to the shareholders for a vote. Accordingly, holders of a majority of the shares of Class A common stock entitled to vote in any election of directors may elect all of the directors who stand for election. Real Goods Solar’s entire board of directors stands for election each year. A required number of shareholders having the minimum number of votes that would be necessary to authorize or take action at a meeting at which all of the shares entitled to vote thereon were present and voted may consent to an action in writing and without a meeting under certain circumstances.

Dividends and Liquidation

Subject to any preferential rights of any outstanding shares of preferred stock, shares of Class A common stock are entitled to receive dividends, if any, as may be declared by Real Goods Solar’s board of directors out of legally available funds. In the event of a liquidation, dissolution or winding up of Real Goods Solar, the shares of Class A common stock are entitled to Real Goods Solar’s assets remaining after the payment of all of its debts and other liabilities, including preferential payments made to holders of any outstanding shares of preferred stock. Holders of shares of Class A common stock have no preemptive, subscription or redemption rights, and there are no redemption or sinking fund provisions applicable to the shares of Class A common stock.

Transfer Agent and Registrar

The transfer agent and registrar for Real Goods Solar Class A common stock is Computershare Trust Company.

Listing

Real Goods Solar Class A common stock is listed on The NASDAQ Capital Market under the symbol “RSOL.”

Description of Class B Common Stock

There are currently no shares of Class B common stock issued and outstanding. Real Goods Solar issued shares of Class B common stock on January 1, 2003. On or before December 31, 2011, all shares of Real Goods Solar Class B common stock had been converted into shares of Real Goods Solar Class A common stock. Real Goods Solar’s articles of incorporation provides that, following the initial issuance of Class B common stock, Real Goods Solar may not issue any additional shares of Class B common stock (except in connection with stock splits and dividends). Therefore, the “Description of Real Goods Solar Capital Stock” does not provide a description of the Class B common stock.

Description of Preferred Stock

There are currently no shares of preferred stock issued and outstanding. Real Goods Solar’s board of directors may provide for the issuance of preferred stock in one or more series or classes with designations, preferences, limitations and relative rights determined by the board of directors without any vote or action by shareholders as expressed in articles of amendment filed with the Colorado Secretary of State. As a result, the board of directors has the power to issue preferred stock with voting, conversion and other rights and preference that could adversely affect the voting power or other rights of the holders of Real Goods Solar Class A common stock. Although Real Goods Solar has no current plans to issue any preferred stock, the issuance of preferred stock or of rights to purchase preferred stock could have the effect of making it more difficult for a third party to acquire Real Goods Solar, or of discouraging a third party from attempting to acquire Real Goods Solar. Such an issuance could also dilute the voting power or other incidents of ownership of holders of Real Goods Solar’s Class A common stock.

Anti-Takeover Effects of Real Goods Solar’s Articles of Incorporation and Bylaws

The following provisions, which are contained in its articles of incorporation or bylaws, could have the effect of delaying, deferring or preventing a change in control of Real Goods Solar.

Real Goods Solar’s articles of incorporation and bylaws provide that its board of directors may consist of any number of directors, which may be fixed from time to time by its board of directors. Newly created directorships resulting from any increase in Real Goods Solar’s authorized number of directors may be filled by the affirmative vote of a majority of the directors then in office or by an election at an annual meeting or special meeting of shareholders called for that purpose, and any vacancies on its board of directors resulting from death, resignation, retirement, disqualification, removal from office or other cause may be filled by the affirmative vote of a majority of the remaining board of directors, even if less than a quorum is remaining in office.

Real Goods Solar’s bylaws require advance notice by a shareholder of any proposal to be brought before an annual meeting of shareholders by a shareholder, including any nomination for election of directors by any shareholder entitled to vote for the election of directors at the meeting. Real Goods Solar’s bylaws also provide that no shareholder proposal may be considered at a meeting of its shareholders unless the proposal relates to a matter on which a shareholder vote is required by its articles of incorporation, bylaws or by applicable law.

As described above, Real Goods Solar’s board of directors has the power to issue preferred stock with designations, preferences, limitations and relative rights determined by the board of directors without any vote or action by shareholders. The issuance of preferred stock or of rights to purchase preferred stock could have the effect of making it more difficult for a third party to acquire Real Goods Solar, or of discouraging a third party from attempting to acquire Real Goods Solar.

Subject to repeal or change by action of Real Goods Solar’s shareholders, Real Goods Solar’s board of directors may amend, supplement or repeal its bylaws or adopt new bylaws.

Real Goods Solar believes that Riverside holds approximately 21.6% of the total voting power of its outstanding capital stock. Further, pursuant to the terms of the Shareholders Agreement entered into in connection with the closing of the Alteris acquisition as of December 19, 2011, Riverside has the right to designate a certain number of individuals for appointment or nomination to its board of directors, tied to its ownership of its Class A common stock, and has agreed to vote its securities in favor of the election to its board of directors of these designated individuals. Consequently, Riverside is able to exert substantial influence over Real Goods Solar and matters requiring approval by its shareholders, including the election of directors, increasing its authorized capital stock, financing activities, a merger or sale of its assets and the number of shares authorized for issuance under the Incentive Plan. As a result of its voting power, it would be difficult to achieve a change of control of Real Goods Solar without Riverside’s consent.

Registration Rights

On December 19, 2011, Real Goods Solar entered into an Amended and Restated Registration Rights Agreement with Gaiam and Riverside where each (or its permitted transferee) has the right to require Real Goods Solar to register with the SEC all or any portion of its shares of Real Goods Solar Class A common stock so that those shares may be publicly resold, or to include such shares in any registration statement Real Goods Solar files, subject to certain exceptions, conditions and limitations. These rights include demand registration rights, Form S-3 registration rights and “piggyback” registration rights, in each case on and subject to the terms and conditions identified in the Amended and Restated Registration Rights Agreement. Real Goods Solar will generally pay all expenses, other than underwriting discounts and commissions, relating to all demand registrations, Form S-3 registrations and piggyback registrations. These registration rights terminate as to a given holder of registrable securities, when such holder of registrable securities can sell all of such holder’s registrable securities during any 90-day period pursuant to Rule 144 promulgated under the Securities Act, or pursuant to another similar exception. However, if a holder owns more than 10% of Real Goods Solar’s outstanding securities, such holder shall continue to have registration rights until such time as all of the holder’s securities may be sold pursuant to Rule 144 or such holder owns less than 10% of Real Goods Solar’s outstanding securities. The resale of these shares in the public market upon exercise of those registration rights could adversely affect the market price of the Real Goods Solar Class A common stock. On November 5, 2013, Gaiam ceased to be a party to the Amended and Restated Registration Rights Agreement pursuant to the terms of an Agreement, dated November 5, 2013, among the parties, as further described under the heading “Directors and Officers of Real Goods Solar Following the Merger—Certain Relationships and Related Transactions.”

In connection with the closing of its June 3, 2013 private placement, Real Goods Solar entered into a Registration Rights Agreement with the investors to have their shares of Real Goods Solar Class A common stock purchased in the private placement and issuable upon exercise of warrants purchased in the private placement registered with the SEC for public resale under the Securities Act. On June 20, 2013, Real Goods Solar filed a registration statement on Form S-3 to register these shares pursuant to the terms of this Registration Rights Agreement. The SEC declared the registration statement effective on July 3, 2013. Real Goods Solar is required to maintain the effectiveness of the registration statement until the earlier to occur of (a) the fifth anniversary of the effectiveness of the registration statement, or (b) the date on which all of the registrable securities covered by the Registration Rights Agreement have been sold or transferred in a manner that they may be resold without subsequent registration under the Securities Act.

On November 15, 2013, Real Goods Solar entered into an underwriting agreement with an underwriter in connection with a registered public offering. Pursuant to the underwriting agreement, Real Goods Solar has agreed to file a registration statement covering the issuance of the shares of Real Goods Solar Class A common stock underlying the warrants issued in the offering on November 20, 2013 and to cause such registration statement to be declared effective before the time the warrants become exercisable and to remain effective through the earlier of (a) the expiration date of the warrants and (b) the date on which all of the warrants shall have been exercised in full. The warrants are exercisable at any time on or after the one year anniversary of their original issuance and at any time up to the date that is five and one-half years after the date of their original issuance. If a registration statement registering the issuance of the shares of Real Goods Solar Class A common stock underlying the warrants under the Securities Act is not effective or available and an exemption from registration under the Securities Act is not available for the issuance of such shares, if the holder, in its sole discretion, elects to exercise a warrant, the holder shall do so through a cashless exercise, in which case the holder would receive upon such exercise the “net number” of shares of Real Goods Solar Class A common stock determined according to the formula set forth in the warrant.

The Registration Rights Agreement further provides that in the event that (a) the registration statement ceases to be effective and available to the investors under certain circumstances, or (b) Real Goods Solar fails to timely file all reports required to be filed under the Exchange Act other than Current Reports on Form 8-K, Real Goods Solar shall pay to the holders of registrable securities, on the occurrence of each such event and on each monthly anniversary thereof until the applicable event is cured, an amount in cash equal to 1.0% of the aggregate purchase price paid by an investor multiplied by the percentage of such investor’s registrable securities that are not covered by the registration statement, up to a maximum of 10.0% of such aggregate purchase price. The foregoing description is subject to the terms and conditions identified in the Registration Rights Agreement.

COMPARISON OF SHAREHOLDER RIGHTS

The rights of shareholders are governed by Real Goods Solar’s articles of incorporation and bylaws, and the laws of the State of Colorado, and the rights of Mercury’s stockholders are governed by Mercury’s certificate of incorporation, its bylaws and the laws of the State of Delaware. After the Merger, holders of Mercury preferred stock will become holders of Real Goods Solar Class A common stock, which is governed by the laws of the State of Colorado. While the rights and privileges of Mercury’s stockholders are, in many instances, comparable to those of the shareholders of Real Goods Solar, there are some differences which are attributable to differences between Colorado law and Real Goods Solar’s articles of incorporation and bylaws, and Delaware law and Mercury’s certificate of incorporation and bylaws.

The following table summarizes the material differences as of the date of this joint proxy statement/prospectus between the rights of Real Goods Solar’s shareholders and the rights of Mercury’s stockholders. The following discussion is only a summary and does not purport to be a complete description of all the differences. Please consult the articles of incorporation and bylaws of Real Goods Solar and the certificate of incorporation and bylaws of Mercury. Copies of the applicable governing corporate instruments of Real Goods Solar and Mercury are available, without charge, to any person, including any beneficial owner to whom this joint proxy statement/prospectus is delivered, by contacting Real Goods Solar or Mercury, as applicable. See “Where You Can Find More Information.”

Because Real Goods Solar is not authorized to issue any shares of Real Goods Solar Class B common stock, the description below does not discuss the Real Goods Solar Class B common stock. Because only holders of Mercury preferred stock will receive merger consideration, the description below discusses the Mercury common stock only if relevant. References to “Mercury preferred stock” in the summary below refers to Mercury’s Series 1 preferred stock.

Real Goods Solar	Mercury
Capital Stock
Real Goods Solar is authorized to issue:	Mercury is authorized to issue:

• 150,000,000 shares of Class A common stock, par value $0.0001 per share, of which 36,335,894 were issued and outstanding as of November 20, 2013.	• 50,000,000 shares of common stock, par value $0.001 per share, of which 22,555,058 were issued and outstanding as of November 20, 2013.

•       50,000,000 shares of Class B common stock, par value $0.0001 per share, of which 0 were issued and outstanding as of November 20, 2013.

•       50,000,000 shares of blank check preferred stock, par value $0.0001 per share, of which 0 were issued and outstanding as of November 20, 2013.

•       25,000,000 shares of blank check preferred stock, par value $0.001 per share. 15,600,000 shares have been designated “Series 1 preferred stock”, of which 15,575,000 were issued and outstanding as of November 20, 2013.

Number and Term of Directors

•       The board of directors will consist of such number of directors as set by the board of directors. Directors shall be elected annually.

•       Currently, there are seven directors on the board of directors with one vacant seat. The current directors are expected to continue to serve as directors after the Merger, subject to their reelection at the 2013 annual meeting of shareholders, other than Barbara Mowry who will not be standing for re-election at the 2013 annual meeting. Additionally, in accordance with the Merger Agreement, Richard D. White, a member

•       The board of directors shall consist of not less than one and not more than nine directors. The exact number of directors shall be determined from time-to-time by resolution(s) adopted by the affirmative vote of a majority of the entire board of directors or by resolution adopted by the shareholders.

•       Holders of Mercury preferred stock have the right to elect four directors. Currently, there are four directors serving on the board of directors.

Real Goods Solar	Mercury

         of Mercury’s board of directors, or another nominee designated by Mercury, shall have been nominated to Real Goods Solar’s board of directors as a director for election at its 2013 annual meeting of shareholders.

Quorum for Board Meetings
• The presence of a majority of the number of directors fixed by the bylaws. If the number of directors is not fixed, then a majority of the number in office immediately before the meeting begins.	• The presence of a majority of the total number of members of the board of directors then holding office.

Director Action Without a Meeting
• The board of directors may act without a meeting if all members of the board of directors consent thereto in writing.	• The board of directors may act without a meeting if all members of the board of directors entitled to vote on the action consent to such action in writing.

Removal of Directors

•     Any director or directors may be removed, with or without cause, by a majority of the votes eligible to be cast in an election of directors, or by a district court upon a finding by such court that the director engaged in fraudulent or dishonest conduct or gross abuse of authority or discretion and that removal is in the best interests of the corporation.

•     Any director may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors. Directors elected by the holders of Mercury preferred stock may be removed without cause only by the holders of Mercury preferred stock.

Vacancies
• Any vacancy on the board of directors may be filled by the affirmative vote of a majority of the remaining directors (even if less than a quorum).

•     Generally, any vacancy on the board of directors may be filled by a majority of the directors then in office (even if less than a quorum), except that the Mercury stockholders shall fill any vacancy resulting from the removal of a director by the stockholders, and, except, further, that a vacancy in any directorship filled by a voting group shall be filled only by such voting group or by any remaining directors elected by such voting group.

Shareholder Action Without a Meeting

•     Real Goods Solar’s shareholders may act by written consent without a meeting, so long as shareholders holding not less than the minimum number of votes that would be necessary to authorize or take the action at a meeting consent in writing to take such action. Notice of such action must be given to all shareholders who were entitled to vote thereon but who have not consented thereto.

•     Mercury’s stockholders may act by written consent (without prior notice and without a vote) if consent in writing setting forth the cause of action so taken is signed by the holders of outstanding stock of the corporation holding not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted; provided, that prompt notice shall be given to those stockholders who have not so consented if less than unanimous written consent is obtained.

Real Goods Solar	Mercury

Quorum for Shareholder Meetings
• The holders of a majority of the votes eligible to be cast on the matter constitutes a quorum.

•     Generally, the presence, in person or by proxy, of holders of record entitled to exercise at least a majority of the voting power of the corporation will constitute a quorum at any meeting of stockholders.

Special Meeting of Shareholders

•     A special meeting of Real Goods Solar’s shareholders may be called for any proper purpose at any time by the board of directors, the chairman of the board of directors, the chief executive officer, the president, or, upon receipt of one or more written demands for a meeting, stating the purpose(s) for which it is to be held signed and dated by the holders of at least 10% of all votes entitled to be cast on any issue to be considered at the meeting.

•     A special meeting of Mercury’s stockholders may be called at any time by the chairman of the board or the president, and shall be called by the chairman, the president or the secretary at the request in writing of a majority of the members of the board of directors or stockholders entitled to exercise at least 50% of the voting power of the corporation and entitled to vote on matters to be submitted to the stockholders of the corporation.

Votes Per Share
• Each holder of Class A common stock is entitled to one vote per share.

•     Each holder of preferred stock is entitled to cast the number of votes equal to the number of shares of common stock into which the holder’s preferred stock would be convertible as of the record date for determining the stockholders eligible to vote on such matter. Holders of preferred stock vote together with the holders of Mercury common stock as a single class.

Election of Directors
• Directors are elected by a plurality of the votes cast.	• Directors are elected by a plurality of the votes cast.

Voting Rights and Requirements (Except Director Elections)

•     Except as provided by Colorado law, all matters brought before a shareholders meeting at which a quorum is present require the majority vote of the votes eligible to be cast on such matters at such meeting.

•     Except as provided by Delaware law, all matters brought before a stockholders meeting at which a quorum is present require the affirmative vote of the holders of a majority of the shares of stock then represented at the meeting and entitled to vote on the subject matter under consideration.

Shareholder Proxies
• No proxy may be voted after 11 months from the date it is received by the corporation, unless otherwise provided in the proxy.	• No proxy may be voted after three years from its date unless otherwise provided in the proxy.

Real Goods Solar	Mercury

Notice of Shareholder Meetings

•     Except as otherwise provided by law, written notice stating the date, time, and place, and, in the case of special meetings, the purpose, to be delivered personally, by mail, private carrier, telephone (if reasonable under the circumstances), telegraph, teletype, electronically transmitted facsimile or other form of wire or wireless communication to each shareholder entitled to vote not less than 10 nor more than 60 days before the meeting, except if the number of authorized shares is to be increased, at least 30 days’ notice must be given.

•     Written notice stating the place, date and hour, and, in the case of special meetings, the purpose, must be delivered personally or via mail to each stockholder of record entitled to vote not less than 10 nor more than 60 days before the meeting.

Director Nominations

•     Director nominations may be made at an annual meeting of shareholders (a) by or at the direction of the board of directors, (b) by any nominating committee or persons nominated by the board of directors, or (c) by any shareholder who is a shareholder of record at the time of giving notice, who is entitled to vote at such meeting and who complies with all applicable requirements for nomination contained in the bylaws and in the Exchange Act and applicable SEC rules. Shareholders nominations for annual meetings must be received by Real Goods Solar not less than 45 nor more than 70 days before the date of Real Goods Solar’s proxy statement released to shareholders in connection with the previous year’s annual meeting, or in the case of any other meeting, not less than 50 nor more than 75 days before the meeting.

•     Director nominations may be made at any annual meeting of the stockholders, or at any special meeting of stockholders called for the purpose of electing directors, by or at the direction of the board of directors, by any committee authorized by the board of directors, or by any stockholder of the corporation who is a stockholder of record as of the record date fixed for such meeting and, who is entitled to vote at such meeting

Shareholder Proposals

•     Proposals of business to be considered by the shareholders may be made at an annual meeting of shareholders (a) by or at the direction of the board of directors or (b) by a shareholders who is a shareholder of record at the time of giving notice, who is entitled to vote at such meeting, who complies with all applicable requirements contained in the bylaws, and who complies with all applicable requirements of the Exchange Act and applicable SEC rules. With respect to proposals to be included in a proxy statement, a shareholder must also comply with Rule 14a-8 under the Exchange Act, including submitting the proposal to Real Goods Solar not less than 120 calendar days before the date of Real Goods Solar’s proxy statement released to shareholders in connection with the previous year’s annual meeting.

•     Proposals of business to be considered by the stockholders may be made (a) by or at the direction of Mercury’s board of directors or (b) by any stockholder of record who is entitled to vote at the meeting. For a proposal to be properly made by a stockholder, the stockholder must, among other things, give timely notice to Mercury not later than the close of business on the 120th day, nor earlier than the close of business on the 150th day, before the date of Mercury’s notice of stockholder meeting to shareholders in connection with the previous year’s annual meeting of stockholders.

Real Goods Solar	Mercury
Business Combinations

•     There are no specific voting requirements to approve the acquisition of a controlling interest. A merger needs to be approved by each voting group entitled to vote separately by a majority of all votes entitled to be case by that voting group.

•     Section 203 of the DGCL prohibits a Delaware corporation from engaging in a “business combination” with an “interested stockholder” for three years following the date that such person becomes an interested stockholder. Mercury does not have a class of voting stock that is listed on a national securities exchange or held of record by more than 2,000 stockholders and, therefore, the restrictions on business combinations contained in Section 203 of the DGCL do not presently apply to Mercury.

•     At a time when at least 50% of the shares of preferred stock issued as of the original issue date are outstanding, the corporation shall not enter into a change of control transaction without the written consent or affirmative vote of at least 67% of the then-outstanding shares of preferred stock.

Charter Amendments

•     Pursuant to Colo. Rev. Stat. §7-110-102, the board of directors may make certain administrative amendments to the articles of incorporation without a vote of the shareholders; however, shareholder action by majority vote of the votes cast is required for most amendments.

•     Pursuant to Section 242 of the DGCL, the Mercury amended and restated certificate of incorporation may be amended if the holders of at least a majority of the issued and outstanding shares entitled to vote thereon, and a majority of the issued and outstanding shares of each class entitled to vote thereon as a class approve the action.

•     At any time when at least 50% of the shares of preferred stock issued as of the original issue date are outstanding, the corporation may not amend, alter or repeal any provision of Mercury’s certificate of incorporation in a manner that affects the rights of the preferred stock without the written consent or affirmative vote of at least 67% of the then-outstanding shares of preferred stock.

•     Holders of common stock are not entitled to vote their shares on amendments to the certificate of incorporation that relate solely to the terms of the preferred stock..

Bylaw Amendments
• Subject to repeal or change by action of shareholders, Real Goods Solar’s board of directors may amend the bylaws at any time to add, change, or delete a provision.

•     Mercury’s bylaws may be amended upon the affirmative vote of the holders of at least a majority of the votes entitled to be cast by the holders of all then-outstanding voting shares of the corporation, voting together as a single class or by resolution duly adopted by the affirmative

Real Goods Solar	Mercury

         vote of not less than a majority of directors, except to the extend the Mercury certificate of incorporation or bylaws otherwise provide.

•     At any time when at least 50% of the shares of preferred stock issued as of the original issue date are outstanding, the corporation may not amend, alter or repeal any provision of Mercury’s bylaws in a manner that affects the rights of the preferred stock without the written consent or affirmative vote of at least 67% of the then-outstanding shares of preferred stock.

Limitation of Personal Liability

•     Real Goods Solar’s articles of incorporation eliminate a director’s personal liability to Real Goods Solar or its shareholders to the fullest extent permitted by the Colorado Business Corporation Act.

•     To the fullest extent permitted by Delaware law, a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director.

Indemnification

•     Real Goods Solar’s articles of incorporation provide that Real Goods Solar shall indemnify directors and officers to the fullest extent authorized or permitted by law; provided, however, that except in proceedings to enforce rights to indemnification, Real Goods Solar shall not indemnify any director or officer unless the indemnification proceeding was authorized or consented to by the board of directors, or shareholders representing a majority of the common stock. Indemnification shall also include the right to be paid expenses incurred in defending and otherwise participating in any proceeding.

•     Real Goods Solar’s bylaws provide for indemnification of directors who conducted themselves in good faith, who reasonably believed that, in the case of conduct in the course of his official duties, that his conduct was in the corporation’s best interests, or, in all other cases, that is conduct was at least not opposed to the corporation’s best interests, and, in the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful.

•     Real Goods Solar may not indemnify a director in connection with a proceeding by or in the right of the corporation in which the director is adjudged liable to the corporation or in connection with any proceeding charging improper personal benefit to the director, whether or not involving an action in an official capacity, in which the director was adjudged liable on the basis that personal benefit was improperly received by him.

•     Mercury’s certificate of incorporation and bylaws provide that Mercury is authorized to indemnify, and advance expenses to, directors, officers and agents of the corporation (and to any others persons to which the DGCL permits the corporation to provide indemnification), to the fullest extent that indemnification is permitted or provided for by Delaware law.

•     Any indemnification under the bylaws (unless ordered by a court) will be made by Mercury only where, among other things, the indemnified person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was unlawful. Where the person seeking indemnification is adjudged liable to the corporation, indemnification is only permitted to the extent a court of competent jurisdiction determines that, despite such liability, such person is fairly and reasonably entitled to indemnification.

•     Mercury will advance certain expenses incurred in defending certain proceedings where the indemnified person agrees to repay such amount if it shall be ultimately determined that he or she is not entitled to be indemnified by Mercury as authorized in the bylaws, which advancement of expenses will not be deemed exclusive of any other rights such indemnified person may be entitled to.

Real Goods Solar	Mercury

•     The corporation must indemnify a director who is wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he is or was a director.

•     An indemnitee may apply for indemnification to the court conducting the proceeding, or to another court, for court-ordered indemnification. A court may order indemnification where it finds that the director is entitled to indemnification in view of all relevant circumstances, whether or not he has met the standard of conduct otherwise required for indemnification under the bylaws.

•     Real Goods Solar may pay for, or reimburse, the reasonable expenses incurred in the proceeding in advance of the final disposition if the indemnitee furnishes the corporation with a written affirmation of his good faith belief that he met the standard of conduct, the indemnitee furnishes the corporation with a written undertaking, executed personally to repay the advance if it is ultimately determined that he did not meet the standard of conduct, and a determination is made on the facts then known to those making the determination would not preclude indemnification.

•     An officer of the corporation is entitled to mandatory indemnification and is entitled to apply for court-ordered indemnification to the same extent as a director. Real Goods Solar may also indemnify, and advance expenses, to an officer, employee, fiduciary, or agent.

•     Real Goods Solar may, but will have no obligation to, purchase and maintain insurance on behalf of any person who is or was or has agreed to become a director, officer, employee, fiduciary or agent of the corporation to insure against any liability asserted against him or incurred by him in such capacity.

•     The indemnification provisions of Mercury’s bylaws will be deemed to be a contract between Mercury and each director and officer who serves in any such capacity, which contract will continue in force after a person ceases to be a director or officer of Mercury.

•     Mercury may purchase and maintain insurance on behalf of any person who is or was a director, officer, or agent of Mercury, or is or was serving at the request of Mercury for certain other entities in any such capacity against certain liabilities, whether or not Mercury would have the power to indemnify such person against such liability under the certificate of incorporation and bylaws.

Dividend

•     Colo. Rev. Stat. §7-106-401 allows a corporation to make distributions to its shareholders unless the corporation would not be able to pay its debts as they come due in the usual course of business or the corporation’s total assets would be less than the sum of its total liabilities plus an amount necessary to satisfy certain shareholder liquidation preferences. Real Goods Solar Class A common stock does not accrue any dividend.

•     Under the DGCL, Mercury’s board of directors may declare and pay dividends on the common stock out of surplus or current net profits.

•     Each share of Mercury preferred stock accrues a cumulative dividends at an annual rate of 5% of the “Series 1 Original Issue Price” (as defined in Mercury’s certificate of incorporation). The Mercury preferred stock is entitled to receive the dividend before and in preference to any dividend payments to junior securities. The

Real Goods Solar	Mercury

         dividend is payable as and when declared by Mercury’s board of directors, upon the occurrence of specified liquidation events, including a change of control of Mercury, or automatic conversion of the Mercury preferred stock. Mercury may elect to pay accrued dividend in cash, shares of Mercury common stock or a combination thereof. Following payment of any accrued dividend, each share of Mercury preferred stock is entitled to participate in any additional dividends paid by Mercury to any junior security, on an as-converted basis.

Payments on Liquidation, Dissolution and Change of Control

•     In the event of any liquidation or dissolution of Real Goods Solar, after the payment of any amounts owed to holders of senior securities, if any, Real Goods Solar’s remaining assets available for distribution shall be distributed pro rata among the holders of Real Goods Solar Class A common stock.

•     In the event of any liquidation, dissolution, winding up or change of control of Mercury, holders of Mercury preferred stock are entitled to be paid (to the extent of assets available for distribution and subject to any preferential rights of senior securities) an amount equal to the greater of (a) the “Series 1 Original Issue Price” (as defined and subject to adjustment set forth in Mercury’s certificate of incorporation; the initial Series 1 Original Issue Price was $1) plus 20% of $1 per year (up to a maximum of $1 and in lieu of any accrued dividend described above), or (b) the pro rata share of any assets available for distributions had all shares of Mercury preferred stock been converted. Mercury estimates that the payment due to holders of Mercury preferred stock at the closing of the Merger is approximately $31.2 million. Because the merger consideration is expected to be substantially less than this amount, it is not anticipated that holders of Mercury common stock will receive any merger consideration in the Merger.

Protective Provisions
• Real Goods Solar’s articles of incorporation and bylaws do not contain any protective provisions for the Real Goods Solar Class A common stock.

•     At any time when at least 50% of the shares of Mercury preferred stock issued as of the original issuance date of the Mercury preferred stock are outstanding, Mercury may not take certain actions, e.g., merging or issuing senior securities, without the consent of at least 67% of the outstanding shares of Mercury preferred stock.

Conversion
• Shares of Real Goods Solar Class A common stock are not convertible.

•     Shares of Mercury preferred stock are convertible into share of Mercury common stock upon election of a holder or automatically upon the occurrence of certain events. The number of shares of Mercury common stock issuable upon conversion is subject to certain anti-dilutive adjustments.

DIRECTORS AND OFFICERS OF REAL GOODS SOLAR FOLLOWING THE MERGER

The following sets forth information concerning the persons expected to be the directors and executive officers of Real Goods Solar following consummation of the Merger. The current directors of Real Goods Solar are expected to continue to serve as directors after the Merger, subject to their re-election at the Real Goods Solar 2013 annual meeting of shareholders, other than Barbara Mowry who will not be standing for re-election at the 2013 annual meeting. Additionally, in accordance with the Merger Agreement, Richard D. White, a member of Mercury’s board of directors, or another nominee designated by Mercury, shall have been nominated to Real Goods Solar’s board of directors as a director for election at its 2013 annual meeting of shareholders as described more fully below in “— Arrangements Regarding Election of Directors.” See also “The Merger—Interests of Real Goods Solar’s Directors and Executive Officers in the Merger” and “The Merger Agreement—Conditions.” Real Goods Solar’s executive officers will remain the same following the Merger as they are immediately before the Merger becomes effective.

Directors

Each director serves for a one-year term. The following table sets forth certain information concerning the persons expected to be Real Goods Solar’s directors following consummation of the Merger:

Name	Age	Position
Kamyar (Kam) Mofid	45	Director and Chief Executive Officer
John Schaeffer	64	Director and General Manager, Retail and Distribution
Pavel Bouska	59	Director
David L. Belluck	51	Director
Steven B. Kaufman	47	Director
Robert L. Scott	66	Director
Ian Bowles	47	Director Nominee
Richard D. White	59	Director Nominee

KAMYAR (KAM) MOFID—age 45—Director and Chief Executive Officer

Mr. Mofid has served as a director since July 2012. Mr. Mofid brings a wealth of knowledge and experience in the solar industry to Real Goods Solar. Most recently Mr. Mofid was General Manager of Global Residential and Light Commercial Systems at SunEdison, a global provider of solar energy solutions. Before this role, from March 2010 to July 2011 he was President of Mainstream Energy, a downstream solar energy company and the parent company of REC Solar and AEE Solar. Before his entry into the solar sector, Mr. Mofid served as President of Teleflex Power Systems, a business unit of Teleflex, Inc. focused on environmentally friendly products and technologies, starting in July 2005. In the earlier part of his career, Mr. Mofid held engineering and operations management positions at United Technologies and General Motors. Mr. Mofid holds a Master of Science degree from Georgia Institute of Technology’s School of Industrial & Systems Engineering, a Master of Science degree in Manufacturing Management from Kettering University and a Bachelor of Science degree in Electrical Engineering from the University of Waterloo, in Waterloo, Ontario, Canada.

As Real Goods Solar’s Chief Executive Officer, Real Goods Solar’s board of directors believes that Mr. Mofid brings to the board of directors significant senior leadership, management, operational, financial, and brand management experience.

JOHN SCHAEFFER—age 64—Director and General Manager, Retail & Distribution

Mr. Schaeffer has served as a director since 2008. In 1978, Mr. Schaeffer founded Real Goods Trading Corporation, which was acquired by Gaiam in 2001. Between 1986 and 2008, Mr. Schaeffer served as either the President or Chief Executive Officer of Real Goods Trading Corporation, and served as Real Goods Solar’s Chief Executive Officer from January to November 2008. Mr. Schaeffer has been continually involved in Real

Goods Solar selling solar and renewable energy products for more than 35 years. In 1995, Mr. Schaeffer helped create the Solar Living Center in Hopland, California. Mr. Schaeffer has been honored with numerous awards for his environmental business practices and his entrepreneurial successes.

As the founder of Real Goods Trading Corporation and based on his extensive experience in the solar and renewable energy industries, Real Goods Solar’s board of directors believes that Mr. Schaeffer brings to the board of directors significant senior leadership, management, operational, brand marketing and industry experience.

PAVEL BOUSKA—age 59—Director

Mr. Bouska has served as a director since September 2012. Mr. Bouska has been an independent business consultant and President of WIT, LLC, a business development and technology integration company, since 2006. From 2003 to 2006, he was the Chief Executive Officer and served as a director of ionSKY Inc., a wireless Internet service provider. Between 1999 and 2003, Mr. Bouska served as Executive Vice President and Chief Information Officer of Gaiam, as Chief Executive Officer of Gaiam Energy Tech, Inc., the renewable energy division of Gaiam that later became Real Goods Solar, and as a director of Gaiam.com, Inc., an e-commerce subsidiary of Gaiam. In addition, Mr. Bouska served as a director of Gaiam between 1991 and 1999. From 1988 to 1999, he served as Chief Information Officer and Vice President, Information Technology of Corporate Express, Inc., a corporate supplier, as it grew from $2.0 million of gross revenues to a Fortune 500 company. From 1985 to 1988 Mr. Bouska worked as project leader at sd&m, a software company in Munich, Germany. He has experience with organization management and technology deployment in rapidly growing and changing environments, business unit integrations, and mergers and acquisitions. From 2002 to 2012, Mr. Bouska has also served as President and chairman of the Board of Sunshine Fire Protection District in Boulder, Colorado.

Real Goods Solar’s board of directors believes that Mr. Bouska brings to the board of directors significant senior leadership, strategic focus, business development, and renewable energy experience.

DAVID L. BELLUCK—age 51—Director

Mr. Belluck has served as a director since June 2011. Since 1998, Mr. Belluck has been a General Partner of Riverside Partners, LLC, a Boston-based, private equity investment firm. Mr. Belluck controls Riverside Partners III, LLC, which is the general partner of Riverside Partners III, LP, which is the general partner of Riverside Fund III, LP. Riverside is a wholly-owned subsidiary of Riverside Fund III, LP. and holds approximately 21.6% of the currently outstanding shares of Real Goods Solar Class A common stock.

Real Goods Solar’s board of directors believes that Mr. Belluck brings to the board of directors significant strategic focus, business development and financial experience from his past business experience with Riverside Partners.

STEVEN B. KAUFMAN—age 47—Director

Mr. Kaufman has served as a director since June 2011. He currently serves as the Chief Executive Officer of Lexington Lighting Group, LLC, a lighting fixture manufacturing company, and as the Principal of Quasar Holdings LLC, making direct private equity and angel investments in growing businesses. Mr. Kaufman served as the Chief Executive Officer of Alteris, the largest design-build renewable energy company in the Northeast, from September 2008 until Real Goods Solar’s December 2011 acquisition of Alteris. Mr. Kaufman was an Operating Partner with Riverside Partners, LLC from 2005 to 2011. Mr. Kaufman has also served on the boards of directors of several smaller companies and helped them with their growth initiatives, including SIXNET, NDS Surgical Imaging, Maxvision, Vocollect, Kovio, One Laptop per Child, Quantum Medical Imaging, and Applied Precision. Mr. Kaufman previously was President and Chief Executive Officer of Avici Systems, a public telecommunications equipment company. Earlier Mr. Kaufman worked at Lucent Technologies, a telecommunication technology company subsequently acquired by Alcatel SA, as President of their Multiservice

Core Networks Division and as Vice President and General Manager of Lucent’s core switching business. Previously he was a marketing manager for Intel Corporation on the Pentium processor.

Real Goods Solar’s board of directors believes that Mr. Kaufman brings to the board of directors significant senior leadership, business development, industry, technical and brand marketing experience from his past business experience in the renewable energy, private equity and telecommunications industries.

ROBERT L. SCOTT—age 66—Director

Mr. Scott has served as a director since June 2012. Mr. Scott has advised and assisted a number of companies since retiring from Arthur Andersen, LLP as partner. From May to November 2009, he served as the interim Chief Financial Officer of Square Two Financial (formerly, Collect America), a private consumer debt company, assisting them with financial administration and transition to a permanent Chief Financial Officer. From 2004 to 2008, Mr. Scott assisted Colorado Mountain Development, engaged in retail land sales primarily in Texas, to improve financial reporting and accounting systems and help transition toward the sale and relocation of the business. During 2003 and 2004, Mr. Scott served as a consultant to KRG Capital Partners, LLC, a Denver-based private equity firm, assisting them with due diligence investigations of certain target companies. Mr. Scott joined Arthur Andersen, LLP, a public accounting firm, in 1970 and was admitted as partner in 1981, continuing through his retirement in 2002. Within Arthur Andersen’s Audit & Business Advisory Group, Mr. Scott served clients in numerous life cycle stages and industries including construction, venture capital, energy exploration and development, manufacturing, cable and satellite television, software development, real estate and manufacturing.

Real Goods Solar’s board of directors believes that Mr. Scott brings to the board of directors exceptional technical skills in accounting, internal controls, taxation, equity compensation, and public company matters.

IAN BOWLES—age 47—Director Nominee

Mr. Bowles is a nominee for director. He is Co-founder and Managing Director of WindSail Capital Group, a Boston-based investment firm providing growth capital to emerging clean energy companies, a position he has held since March 2011. Mr. Bowles is also Senior Director of Albright Stonebridge Group, a global strategy firm based in Washington, DC, a position he has held since February 2011. From January 2007 to January 2011, Bowles served as Secretary of Energy and Environmental Affairs of Massachusetts, during which time he oversaw all aspects of energy and environmental regulation and policy in Massachusetts. Earlier in his career, Mr. Bowles served on the White House staff for President Bill Clinton, holding the posts of Senior Director of Global Environmental Affairs at the National Security Council and Associate Director of the White House Council on Environmental Quality. He is a director of First Wind, an independent North American renewable energy company focused on the development, financing, construction, ownership and operation of utility-scale power projects in the United States.

RICHARD D. WHITE—age 59—Director Nominee

Richard D. White has been designated by Real Goods Solar as a nominee for director at its 2013 annual meeting of shareholders. Mr. White’s nomination is a condition to the closing of the Merger. He has served as a director and the Chairman of Mercury’s board of directors since August 1, 2008 and is one of Mercury’s directors designated by the Mercury preferred stockholders. Mr. White has been a Managing Director and head of the Private Equity and Special Investment Department of Oppenheimer & Co. Inc., a full service investment bank and broker-dealer, since June 2004. From 2002 to June 2004, he served as President of Aeolus Capital Group LLC, an investment management firm. From 1985 until 2002, he was a Managing Director at CIBC Capital Partners, an affiliate of CIBC World Markets, and its predecessor firm, Oppenheimer & Co., Inc. During that time, Mr. White worked in both the Investment Banking and Private Equity Investing departments. He is currently a member of the board of directors of Escalade, Inc. (a sporting goods, information security and print finishing products company) and G-III Apparel Group Ltd. (an apparel designer and manufacturer) and was a member of the board of directors of Lakes

Entertainment, Inc. (developer, manufacturer and financier of gaming businesses and related properties) from December 2006 to June 2013. He also serves on the board of directors of the Charles Stark Draper Laboratory, Inc., an independent not-for-profit research laboratory that serves the national interest in applied research, engineering development, technology transfer and advanced technical education, and is a member of the board of Energy and Environmental Systems of the National Academy of Sciences and National Academy of Engineering. Mr. White received an MBA from the Wharton School at the University of Pennsylvania and a BA from Tufts University. Mr. White is a Certified Public Accountant and has been a high level participant in the investment banking, private equity and finance area for his entire business career.

Real Goods Solar’s board of directors believes that Mr. White will bring to the board of directors significant strategic focus, business development and financial experience from his past business experience as a private equity investor, an investment banker and a public company director. His understanding of strategic planning, acquisitions and the capital markets, as well as the solar industry, is expected to enable him to make significant contributions to the Real Goods Solar’s board of directors.

Arrangements Regarding Election of Directors

Pursuant to the terms of the Shareholders Agreement entered into as of December 19, 2011, Riverside has the right to designate a certain number of individuals for appointment or nomination to Real Goods Solar’s board of directors, tied to its ownership of Real Goods Solar Class A common stock, and has agreed to vote its securities in favor of the election to Real Goods Solar’s board of directors of these designated individuals. Messrs. Belluck and Kaufman serve on Real Goods Solar’s board of directors as Riverside’s designees. Until November 5, 2013, Gaiam was a party to the Shareholders Agreement with Real Goods Solar and Riverside. Gaiam ceased to be a party to the Shareholders Agreement pursuant to the terms of an Agreement, dated November 5, 2013, and its right to designate individuals for appointment or nomination to Real Goods Solar’s board of directors terminated at that time. See “Directors and Officers of Real Goods Solar Following the Merger—Certain Relationships and Related Transactions.” Pavel Bouska was nominated for election to Real Goods Solar’s board of directors at last year’s annual meeting of shareholders as Gaiam’s nominee. Before ceasing to be a party to the Shareholders Agreement, Gaiam requested, and Real Goods Solar’s board of directors nominated, Pavel Bouska to serve as Gaiam’s designee on the slate of directors included in Real Goods Solar’s Definitive Proxy Statement for its 2013 annual meeting of shareholders. Following the termination of Gaiam’s rights under the Shareholders Agreement, Real Goods Solar’s board of directors has withdrawn the nomination of Pavel Bouska as a Gaiam designee, and has nominated Mr. Bouska as a company designee.

In accordance with the Merger Agreement, Richard D. White, a member of Mercury’s board of directors, or another nominee designated by Mercury, shall have been nominated to Real Goods Solar’s board of directors as a director for election at its 2013 annual meeting of shareholders. Real Goods Solar has included Mr. White as a director nominee in its proxy statement for its 2013 annual meeting of shareholders. Real Goods Solar’s 2013 annual meeting of shareholders is scheduled for December 4, 2013 so it is not yet known whether Mr. White will be elected director of Real Goods Solar. In the event that Mr. White is not elected to Real Goods Solar’s board of directors before the closing of the Merger, Real Goods Solar will provide Mr. White the observer rights and compensation described in “The Merger—Interests of Real Goods Solar’s Directors and Executive Officers in the Merger.” As of the date of this joint proxy statement/prospectus, it is likely that the Real Goods Solar 2013 annual meeting of shareholders will occur before the closing of the Merger. Accordingly, Mr. White has executed a conditional resignation from Real Goods Solar’s board of directors that becomes effective automatically without any further action in the event that following Mr. White’s election to Real Goods Solar’s board of directors, the Merger Agreement is terminated in accordance with its termination provision. See “The Merger Agreement—Termination of Merger Agreement.”

Biographical information for each director and director nominee, including, as applicable, the years in which they began serving as directors and their positions with Real Goods Solar, are set forth above.

Executive Officers

The following table sets forth certain information concerning the persons expected to be Real Goods Solar’s executive officers following consummation of the Merger:

Name	Age	Position
Kamyar (Kam) Mofid	45	Chief Executive Officer and Director
Anthony DiPaolo	54	Chief Financial Officer
John Schaeffer	64	General Manager, Retail & Distribution and Director

Real Goods Solar’s executive officers are elected annually by Real Goods Solar’s board of directors. Biographical information about Messrs. Mofid and Schaeffer is included herein under “Directors and Officers of Real Goods Solar Following the Merger—Directors.”

ANTHONY DIPAOLO—age 54—Mr. DiPaolo has served as Real Goods Solar’s Chief Financial Officer since February 2013. Mr. DiPaolo has over 20 years of experience as a senior finance and accounting professional. From February 2007 through June 2012, Mr. DiPaolo was employed by Incentra Solutions, a provider of information technology and storage management solutions to enterprises and managed services providers in North America and Europe. Incentra Solutions was publicly traded through April 2009 when it became a private company. Mr. DiPaolo was the Chief Financial Officer of Incentra Solutions through January 2010, when he was appointed President following Incentra Solutions’ divestiture of its value added resale business. Incentra Solutions changed its name to Presilient in June 2010. Mr. DiPaolo resigned from his position as President in August 2010 and remained an employee of Presilient through June 2012. From July 2012 to January 2013, he served as Chief Financial Officer and Chief Accounting Officer for Roomlinx, Inc., a publicly traded provider of media and entertainment services to the hospitality industry. Mr. DiPaolo has a Bachelor of Science degree in accounting from the University of Denver and is a licensed certified public accountant in Colorado.

Director Independence

Real Goods Solar’s board of directors currently consists of seven members and meets regularly during the year. Real Goods Solar’s board of directors has determined that each of Messrs. Bouska, Belluck, Kaufman, Scott and Ms. Mowry are independent as defined by the listing standards of the NASDAQ Stock Market. Real Goods Solar’s board of directors has also determined that Messrs. Bowles and White are independent as defined by the listing standards of the NASDAQ Stock Market. Membership on Real Goods Solar’s audit committee and compensation committee is limited to independent directors.

Certain Relationships and Related Transactions

Related Party Transactions

The following is a description of certain transactions involving Real Goods Solar and persons who are expected to serve as a director or an executive officer of Real Goods Solar or the surviving company after the Merger.

Riverside owns approximately 21.6% of the Real Goods Solar Class A common stock and is one of Real Goods Solar’s creditors. Pursuant to the terms of a Shareholders Agreement, Riverside has the right to designate a certain number of individuals for appointment or nomination to Real Goods Solar’s board of directors, tied to its ownership of Real Goods Solar Class A common stock. Currently, David Belluck and Steven Kaufmann serve as Riverside’s nominees on Real Goods Solar’s board of directors.

Gaiam owns approximately 8.3% of the Real Goods Solar Class A common stock. Until November 5, 2013, Gaiam was one of Real Goods Solar’s creditors and a party to the Shareholders Agreement with Real Goods Solar and Riverside. Gaiam ceased to be a party to the Shareholders Agreement on November 5, 2013 and its right to designate individuals for appointment or nomination to Real Goods Solar’s board of directors terminated at that time. Pavel Bouska was nominated for election to the Real Goods Solar board of directors at last year’s annual meeting of shareholders as Gaiam’s nominee.

Loan Repayment Agreement

On November 5, 2013, Real Goods Solar entered into an Agreement (the “Loan Repayment Agreement”) with Gaiam and Riverside whereby Gaiam agreed that upon receipt of $2.1 million (the “Payoff Amount”), all of Real Goods Solar’s outstanding indebtedness and obligations under the $1.7 million loan made by Gaiam to Real Goods Solar under the loan commitments set forth in the Shareholders Agreement with Gaiam and Riverside, dated December 19, 2011, and the $1.0 million loan made by Gaiam to Real Goods Solar under the Loan Commitments with Gaiam and Riverside, dated November 13, 2012, would be repaid in full. The balance of the indebtedness outstanding under these loans as of the date of the Loan Repayment Agreement was $2.6 million. The Loan Repayment Agreement also provided that the aggregate principal amount outstanding under these loans immediately before payment of the Payoff Amount would be reduced by $200,000 to reflect that Gaiam was deemed to have purchased from Real Goods Solar its tenant leasehold improvements pursuant to and in accordance with the terms of the Second Amendment to Lease, dated March 28, 2013, between Real Goods Solar and Gaiam for Real Goods Solar’s Louisville, Colorado office building. Therefore, the Payoff Amount would result in a discount of $300,000. On November 5, 2013, Real Goods Solar made the $2.1 million payment to Gaiam.

In addition, pursuant to the Loan Repayment Agreement, upon repayment of the indebtedness owed on these loans, Gaiam relinquished all of its rights and obligations under, and is no longer a party to, the Shareholders Agreement and the Amended and Restated Registration Rights Agreement, each by and among Real Goods Solar, Gaiam and Riverside, dated December 19, 2011.

Registration Rights Agreement

Pursuant to an Amended and Restated Registration Rights Agreement with Riverside, Riverside has the right to require Real Goods Solar to register with the Securities and Exchange Commission all or any portion of its Real Goods Solar Class A common stock so that those shares may be publicly resold, or to include such shares in any registration statement Real Goods Solar files, subject to certain exceptions, conditions and limitations. Before November 5, 2013, Gaiam was also a party to the Amended and Restated Registration Rights Agreement. Gaiam ceased to be a party to the Amended and Restated Registration Rights Agreement on November 5, 2013 pursuant to the terms of the Loan Repayment Agreement described above and Gaiam’s registration rights under the Amended and Restated Registration Rights Agreement terminated on that date. The terms of the Amended and Restated Registration Rights Agreement are described under “Description of Real Goods Solar Capital Stock—Registration Right.”

December 2011 Loan Commitment under Shareholders Agreement

Real Goods Solar has received loans from Gaiam and Riverside pursuant to loan commitments set forth in the Shareholders Agreement with Gaiam and Riverside dated December 19, 2011. The terms of these loans are described under “Information Related to Real Goods Solar—Management’s Discussion and Analysis of Financial Condition and Results of Operation—Liquidity and Capital Resources.” On November 5, 2013, Real Goods Solar repaid all its outstanding indebtedness owed to Gaiam under the $1.7 million loan (as amended pursuant to an amended and restated promissory note) Gaiam extended to Real Goods Solar under the loan commitment set forth in the Shareholders Agreement, pursuant to the Loan Repayment Agreement described above. As of the date of repayment, Real Goods Solar owed Gaiam $1.6 million under the loan and Real Goods Solar had paid an aggregate of $295,000 of interest on that loan over the term of the loan.

November 2012 Loan Commitment

Real Goods Solar has received loans from Gaiam and Riverside pursuant to the Loan Commitment with Gaiam and Riverside dated November 13, 2012. The terms of these loans are described under “Information Related to Real Goods Solar—Management’s Discussion and Analysis of Financial Condition and Results of Operation—Liquidity and Capital Resources.” On November 5, 2013, Real Goods Solar repaid all its outstanding indebtedness owed to Gaiam under the $1.0 million loan (as amended pursuant to an amended and restated promissory note) Gaiam extended to Real Goods Solar under the Loan Commitment, pursuant to the Loan Repayment Agreement described above. As of the date of repayment, Real Goods Solar owed Gaiam $1.0 million under the loan and Real Goods Solar had paid an aggregate of $81,000 of interest on that loan over the term of the loan.

Intercorporate Services Agreement

Under an Intercorporate Services Agreement with Gaiam, Gaiam has historically provided to Real Goods Solar certain services that included business and facilities management, human resources and employee benefits, payroll, internal audit and risk management, treasury and cash management, tax, legal, accounts payable, telecommunications services, including call center support, and information technology services. Gaiam made each service available to Real Goods Solar on an as-needed basis. Real Goods Solar relied less on Gaiam’s services under the Intercorporate Services Agreement in 2012 and 2013 than historically and, upon Real Goods Solar’s request, Gaiam ceased to perform services under the agreement as of September 30, 2013. The Intercorporate Services Agreement terminates on December 19, 2013 by its terms. Real Goods Solar paid a service charge that generally reflected the same payment terms, and was calculated using the same cost allocation methodologies for the particular service, as those associated with Real Goods Solar’s historical costs, and Real Goods Solar reimbursed Gaiam for any out-of-pocket expenses, including the cost of any third-party services required. Real Goods Solar and Gaiam agreed on the aggregate annual amount for a particular year that Real Goods Solar owed Gaiam for the services expected to be performed that year based upon the parties’ good faith estimates of those required services and the fees for such services. Real Goods Solar incurred an aggregate of $316,000 and $120,000, respectively, of service charges during 2012 and 2013 under the Intercorporate Services Agreement. The annual fee amount, as well as any changes, must be approved in writing by the disinterested members of each of Real Goods Solar’s and Gaiam’s boards of directors.

Policy Regarding Transactions with Related Persons

Any related-party transaction is reviewed by disinterested members of management and, if material, by disinterested members of Real Goods Solar’s board of directors or a committee thereof to ensure that the transaction reflects terms that are at least as favorable for Real Goods Solar as Real Goods Solar would expect in a similar transaction negotiated at arm’s length by unrelated parties.

REAL GOODS SOLAR EXECUTIVE OFFICER COMPENSATION

Summary Compensation Table

The following table includes information concerning compensation for each of the last two completed fiscal years for Real Goods Solar’s principal executive officer, and the other named executive officers of Real Goods Solar. Real Goods Solar did not pay any compensation to Mr. Rysavy during the time he served as its executive chairman and did not reimburse Gaiam for any portion of the compensation that Gaiam paid to Mr. Rysavy during that same time. According to Gaiam’s amendment No. 2 to Form 10-K for the fiscal year ended December 31, 2012, during 2012 Gaiam paid Mr. Rysavy a total of $60,000.

Name and Principal Position	Year	Salary (1)	Bonus (1)		Option Awards (2)	Other	Total
Kamyar (Kam) Mofid (3)	2012	$115,558		$120,000	$466,829	$77,254	$779,641
Chief Executive Officer and Director

John Schaeffer	2012	$175,000		$2,000	$—	$250	$177,250
Director and General Manager, Retail and Distribution	2011	$163,729		—	—	—	$163,729

Angy Chin (4)	2012	$110,000		$50,000	$—	$—	$160,000
Former Interim Chief Financial Officer

William S. Yearsley (5)	2012	$237,208	$		$—	$—	$237,208
Former Chief Executive Officer	2011	$162,740		$180,800	$1,021,336	$—	$1,364,876

John Coletta (6)	2012	$122,048		$28,253	$100,633	$—	$250,934
Former Chief Financial Officer

(1)	The Salary and Bonus columns represent amounts earned during those years and, because of the timing of payments, do not represent amounts paid during those years. The annual base salary rates for 2012 were $300,000 for Mr. Mofid and $175,000 for Mr. Schaeffer. Bonuses in 2011 and 2012 were granted at the discretion of Real Goods Solar’s board of directors, except for Mr. Mofid’s bonus which was guaranteed for 2012.
(2)	The amounts in the Option Awards column reflect the aggregated grant date fair value of awards granted during 2012 and 2011, all of which were computed in accordance with FASB ASC Topic 718. Assumptions used in the calculation of the aggregated grant date fair value for these options are included in footnote 13 to Real Goods Solar’s audited consolidated financial statements for fiscal year ended December 31, 2012. The terms of the options are described under the Outstanding Equity Awards at Fiscal Year-End Table below.
(3)	Mr. Mofid commenced service as Real Goods Solar’s Chief Executive Officer and a director on July 30, 2012. The amount reported as “Other” consists of a cash relocation allowance of $50,000 and a related income tax gross up in the amount of $27,254.
(4)	Mr. Coletta served as Real Goods Solar’s Chief Financial Officer from March 19, 2012 until his resignation on August 31, 2012. Ms. Chin replaced Mr. Coletta acting as Real Goods Solar’s interim Chief Financial Officer from August 31, 2012 to February 4, 2013, at which time Mr. DiPaolo replaced Ms. Chin as Real Goods Solar’s Chief Financial Officer. The amount reported as “Salary” for Ms. Chin consisted of consulting fees and the amount reported as “Bonus” consisted of cash payments upon reaching certain consulting milestones.
(5)	Dr. Yearsley resigned as Real Goods Solar’s Chief Executive Officer and a director on July 30, 2012.

Outstanding Equity Awards at Fiscal Year-End

The following table includes certain information with respect to the value of unexercised options previously awarded to Real Goods Solar’s executive officers named above in the Summary Compensation Table as of December 31, 2012.

	Option Awards
	Number of Securities Underlying Unexercised Options (#)			Option Exercise Price (1)	Option Expiration Date (1)
	Exercisable (1)	Unexercisable (1)
Kamyar (Kam) Mofid	—	200,000	(2)	$1.15	7/30/2019
	—	300,000	(3)	$1.15	7/30/2019
	—	200,000	(4)	$0.78	12/21/2019
John Schaeffer (5)	270,000	—		$2.92	7/30/2014
	27,600	32,400		$2.96	3/4/2017
Angy Chin	—	—		—	—
William Yearsley	—	—		—	—
John Coletta	—	—		—	—

(1)	The exercise price of the options is equal to the closing stock market price of Real Goods Solar Class A common stock on the date of grant and the options expire seven years from the date of grant. For further information, see footnote 13 to Real Goods Solar’s audited consolidated financial statements for the year ended December 31, 2012.
(2)	The options vest over five years, 2% each month commencing on June 1, 2013.
(3)	The options vest over five years, 2% each month commencing on June 1, 2013. These options were issued outside of the Incentive Plan.
(4)	The options vest over five years, 2% each month commencing on November 1, 2013.
(5)	The 270,000 options granted to Mr. Schaeffer before Real Goods Solar’s initial public offering vested 50% upon the completion of its initial public offering on May 7, 2008 and 2% each month thereafter. Mr. Schaeffer’s other options commenced vesting 2% per month over five years on February 1, 2011 due to the achievement of a company performance goal (attainment of a certain amount of pre-tax income for 2010). On November 17, 2009, 270,000 of Mr. Schaeffer’s options were repriced to $2.92 per share and exercisability was suspended for six months from the date of modification.

Generally Available Benefit Programs

Real Goods Solar maintains a tax-qualified 401(k) Plan, which provides for broad-based employee participation. Real Goods Solar’s executive officers are eligible to participate in the 401(k) Plan on the same basis as other employees. Real Goods Solar does not provide defined benefit pension plans or defined contribution retirement plans to its executives or other employees other than its 401(k) Plan described herein.

In fiscal 2012, Real Goods Solar’s named executive officers were eligible to receive the same health care coverage that was generally available to its other employees. Real Goods Solar also offered a number of other benefits to its named executive officers pursuant to benefit programs that have historically been provided through Gaiam, but are now provided by Real Goods Solar, and provide for broad-based employee participation. These benefits programs included medical, dental and vision insurance, long-term and short-term disability insurance, life and accidental death and dismemberment insurance, health and dependent care flexible spending accounts, business travel insurance, wellness programs (including chiropractic, massage therapy, acupuncture, and fitness classes), relocation/expatriate programs and services, educational assistance, and certain other benefits.

Real Goods Solar’s compensation committee believes that its 401(k) Plan and the other generally available benefit programs allow Real Goods Solar to remain competitive for employee talent, and that the availability of the benefit programs generally enhances employee productivity and loyalty to Real Goods Solar. The main objectives of Real Goods Solar’s benefits programs are to give its employees access to quality healthcare, financial protection from unforeseen events, assistance in achieving retirement financial goals, and enhanced health and productivity, in full compliance with applicable legal requirements. Typically, these generally available benefits do not specifically factor into decisions regarding an individual executive officer’s total compensation or Incentive Plan award package.

Stock Option Grant Timing Practices

During fiscal 2012, Real Goods Solar’s compensation committee and its board of directors consistently applied the following guidelines for stock option grant timing practices:

•	New Employees: stock option grants to new hires are effective on the first day of the new employee’s employment with Real Goods Solar or upon approval by its compensation committee, and the exercise price for the options is set at the closing price of its Class A common stock on that date.

•	Existing Employees: stock option grants to existing employees are effective on the date that its compensation committee approves the grant, and the exercise price for the options is set at the closing price of its Class A common stock on that date.

Employment Agreements and Compensation of Real Goods Solar’s Named Executive Officers

Real Goods Solar has not entered into traditional employment agreements with any of its named executive officers. However, Real Goods Solar and Mr. Mofid executed an employment letter setting forth certain compensatory and other terms upon his retention in July 2012. Real Goods Solar amended and restated his employment letter in December 2012. Further, those named executive officers who have been granted stock options are subject to covenants concerning confidentiality, non-competition, non-solicitation of employees and customers and assignment of inventions contained in its standard form of stock option agreement executed upon grant.

Real Goods Solar appointed Mr. Mofid as its Chief Executive Officer on July 30, 2012. Mr. Mofid’s annual base salary was $300,000 during 2012 and increased to $360,000 on January 1, 2013. Real Goods Solar’s board of directors may increase base salary but not decrease it without his consent. Mr. Mofid is eligible to receive an annual bonus of up to 100% of his base salary based on achievement of certain financial and operating objectives established by Real Goods Solar’s board of directors in consultation with Mr. Mofid. For 2012, Mr. Mofid was guaranteed a bonus of $120,000. For 2012, he received $115,558 in salary and a cash bonus of $120,000. Mr. Mofid also served as a director during 2012 but received no separate compensation for his service in this role. During 2012, Real Goods Solar granted Mr. Mofid stock options exercisable into an aggregate of 700,000 shares of its Class A common stock with the exercise prices and vesting schedules set forth above. Mr. Mofid received a relocation allowance of $77,254 (including an associated tax gross up). Real Goods Solar’s compensation committee and its board of directors believe that Mr. Mofid’s salary and overall compensation level were warranted given Mr. Mofid’s role with Real Goods Solar, his previous experience and business accomplishments and the market value of his skill set as a senior executive.

During 2012, Mr. Schaeffer received an annual base salary of $175,000. Mr. Schaeffer also served as a director during 2012 but received no separate compensation for his service in this role. Real Goods Solar’s compensation committee and Real Goods Solar’s board of directors believes that Mr. Schaeffer’s salary and overall compensation level were warranted given Mr. Schaeffer’s role with Real Goods Solar, his previous experience and business accomplishments and the market value of his skill set as a senior executive. On May 10, 2013, Real Goods Solar and John Schaeffer entered into an agreement whereby, in consideration of Mr. Schaeffer’s long standing contribution to Real Goods Solar as the founder of Real Good Trading Corporation, as Chief Executive Officer of Real Goods Solar from January to November 2008, and as its current General Manager, Retail & Distribution, Real Goods Solar granted Mr. Schaeffer the additional compensation and severance eligibility described under “Real Goods Solar—Executive Officer Compensation Potential Payments Upon Termination or Change in Control—Mr. Schaeffer.”

Angy Chin provided services to Real Goods Solar as an independent consultant between August 28, 2012 and March 29, 2013. Ms. Chin served as Real Goods Solar’s interim Chief Financial Officer between August 31, 2012 and February 4, 2013 on a consulting basis. Ms. Chin continued to support Real Goods Solar through an orderly transition in an advisory role until March 29, 2013.

William Yearsley, Real Goods Solar’s former Chief Executive Officer, resigned from Real Goods Solar effective July 30, 2012. Dr. Yearsley’s stock options terminated 30 days after the date of his termination.

John Coletta, Real Goods Solar’s former Chief Financial Officer, resigned from Real Goods Solar effective August 31, 2012. Mr. Coletta’s stock options terminated 30 days after the date of his termination.

Potential Payments Upon Termination or Change in Control

Mr. Mofid

Upon termination of Mr. Mofid’s employment for any reason, Real Goods Solar will pay him any accrued but unpaid compensation, earned but unpaid bonuses (on a pro rata basis) and accrued but unused paid time off, payable in accordance with its applicable policies, plans and programs.

If Real Goods Solar terminates Mr. Mofid’s employment without cause (as defined below) or he resigns for good reason (as defined below), he is entitled to receive a lump sum severance payment equal to 12 months of base salary. He is also eligible for COBRA continuation coverage at active employee rates for up to 12 months.

If Real Goods Solar terminates Mr. Mofid’s employment within 12 months after a change of control (as defined below) without cause or he resigns for good reason, he is entitled to receive a lump sum severance payment equal to 18 months of base salary. He may also exercise any vested stock options for a period of 12 months after the date of such termination but in no event later than the expiration of the applicable option term. Further, 50% of Mr. Mofid’s unvested stock options will vest immediately upon a change of control. The remainder of his stock options will vest in accordance with their terms. He is also eligible for COBRA continuation coverage at active employee rates for up to 18 months.

Upon the closing of a cash sale, Mr. Mofid is entitled to receive a cash bonus equal to twice his base salary, payable 50% within 30 days of the closing and 50% no later than the earlier of six months after the closing or March 15 of the calendar year following the closing. If Mr. Mofid is paid a cash sale bonus, he is not entitled to any severance payments. Additionally, all unvested stock options immediately vest upon the closing of a cash sale. If Real Goods Solar terminates Mr. Mofid’s employment within 12 months after a cash sale without cause or he resigns for good reason, he is eligible for COBRA continuation coverage at active employee rates for up to 12 months.

“Cause” means (a) misappropriation of funds, (b) conviction of a crime involving moral turpitude, (c) gross negligence in the performance of duties, (d) breach of fiduciary duty to Mercury or (e) material breach of any contractual obligations to Mercury.

“Good reason” means the occurrence, without the consent of Mr. Mofid, of one or more of the following actions: (a) a change of work place location by more than 25 miles, (b) a material reduction of title, authority, duties, or responsibilities, (c) a reduction of base salary or benefits, or (d) any purported termination of employment or service relationship for cause that is not in accordance with the definition of cause, or (e) failure of any successor or assignee to assume the terms of Mr. Mofid’s employment letter.

“Change of control” is defined as a new, or an existing shareholder currently owning less than 10% of Real Goods Solar’s shares, becoming a majority shareholder.

“Cash sale” is defined as a sale, approved by Real Goods Solar’s board of directors and shareholders, of at least 51% of the issued and outstanding shares of Real Goods Solar’s capital stock where the consideration received by the shareholders is all cash.

Mr. Schaeffer

Upon the occurrence of a change of control (as defined below), Mr. Schaeffer is entitled to a change of control bonus equal to $250,000. If Real Goods Solar terminates Mr. Schaeffer’s employment without cause (as defined below), or if Mr. Schaeffer chooses to retire, provided Real Goods Solar and Mr. Schaeffer mutually agree upon the effective date of such retirement, then Mr. Schaeffer is entitled to receive severance payments equal to $200,000, payable in equal monthly installments over a twelve month period. Pursuant to the terms of his agreement, Mr. Schaeffer is entitled to receive a change of control bonus or severance payments, but in no event shall he receive both a change of control bonus and severance payments.

“Cause” means (a) misappropriation of funds, (b) conviction of a crime involving moral turpitude, (c) gross negligence in the performance of duties, (d) breach of fiduciary duty to Real Goods Solar or (e) material breach of any contractual obligations to Real Goods Solar.

“Change of control” is defined as a new, or an existing shareholder currently owning less than 10% of Real Goods Solar’s shares, becoming a majority shareholder.

General

Real Goods Solar’s standard from of stock option agreement provides that option vesting ceases upon termination of employment. A former employee may exercise vested options for 30 days (generally), three months (upon retirement at or after normal retirement age) or one year (upon termination due to death or disability or within one year after a change of control) after termination but in no event after the expiration term of the applicable option. 50% of unvested options immediately vest upon the occurrence of a change of control whereas the remainder vest in accordance with their terms.

Accounting and Tax Considerations

In designing its compensation programs, Real Goods Solar takes into consideration the accounting and tax effect that each element will or may have on Real Goods Solar and its executive officers and other employees. Real Goods Solar aims to keep the expense related to its compensation programs as a whole within certain affordability levels. When determining how to apportion between differing elements of compensation, Real Goods Solar’s goal is to meet its objectives while maintaining relative cost neutrality. For instance, if Real Goods Solar increases benefits under one program resulting in higher compensation expense, Real Goods Solar may seek to decrease costs under another program in order to avoid a compensation expense that is above the level then deemed affordable under existing circumstances. For options, Real Goods Solar recognizes a charge to earnings for accounting purposes equally from the grant date until the end of the vesting period.

Real Goods Solar believes it has structured its compensation program to comply with Sections 162(m) and 409A of the Internal Revenue Code of 1986, as amended. Under Section 162(m), a limitation is placed on tax deductions of any publicly-held corporation for individual compensation to certain executives of such corporation exceeding $1.0 million in any taxable year, unless the compensation is performance-based. If an executive is entitled to nonqualified deferred compensation benefits that are subject to Section 409A, and such benefits do not comply with Section 409A, then the benefits are taxable in the first year they are not subject to a substantial risk of forfeiture. In such case, the service provider is subject to regular federal income tax, interest and an additional federal income tax of 20% of the benefit includible in income. Real Goods Solar does not believe it has individuals with non-performance based compensation paid in excess of the Section 162(m) tax deduction limit.

REAL GOODS SOLAR DIRECTOR COMPENSATION

Directors who are not employees of Real Goods Solar or its affiliates are paid fees of $5,000 (an increase from $3,000 during the first part of 2012) for each board of directors meeting attended, $2,000 (an increase from $1,000 during the first part of 2012) for each telephonic meeting attended, $2,000 (an increase from $500 during the first part of 2012) for each committee meeting attended and $1,000 (an increase from $500 during the first part of 2012) for each telephonic committee meeting attended. Members of each standing committee receive an annual fee of $5,000 and chairpersons of each standing committee receive an annual fee of $10,000. In June 2012, Real Goods Solar paid each committee member a $13,250 cash bonus. Former directors Messrs. Jackson and Rysavy and Real Goods Solar’s current directors Messrs. Belluck, Bouska and Kaufman are not compensated for their service on Real Goods Solar’s board of directors pursuant to a verbal understanding among the three of them. Further, Real Goods Solar’s named executive officers who also are directors are not compensated separately for their service on Real Goods Solar’s board of directors.

The following table provides compensation information for the year ended December 31, 2012 for each director who served during 2012 and was compensated for his or her service other than as a named executive officer.

Name	Fees Earned or Paid in Cash	Stock Awards (1)	Total
Pavel Bouska	—	—	—
Barbara Mowry	$61,500	$6,250	$67,750
Robert L. Scott	$20,000	$20,000	$40,000
John Jackson (2)	—	—	—
Scott Lehman (3)	$14,500	$6,250	$20,750
James Argyropoulos (3)	—	$2,000	$2,000

(1)	Amounts in the Stock Awards column represent the aggregate grant date fair value of the shares issued computed in accordance with FASB ASC Topic 718. Amounts in this column include fees earned during 2012, some of which were paid in 2013 for administrative reasons. Assumptions used in the calculation of the aggregated grant date fair value for these stock awards are included in footnote 13 to Real Goods Solar’s audited consolidated financial statements for fiscal year ended December 31, 2012.
(2)	Mr. Jackson resigned as a director on September 11, 2012.
(3)	Messrs. Lehman and Argyropoulos did not stand for reelection at the 2012 annual shareholders’ meeting held on June 11, 2012.

AMENDMENT OF THE INCENTIVE PLAN

Background

Real Goods Solar is asking its shareholders to approve an amendment of the Incentive Plan to increase the aggregate number of shares authorized for issuance under the Incentive Plan. Currently, the aggregate number of shares of Real Goods Solar Class A common stock that may be issued and outstanding, or subject to awards outstanding, under the Incentive Plan cannot exceed the lesser of (a) 3,000,000 shares of Real Goods Solar Class A common stock, subject to adjustment as provided in the Incentive Plan, or (b) 10% of the then outstanding shares of Real Goods Solar Class A common stock. Because the number of shares of Real Goods Solar Class A common stock currently issued and outstanding exceed 30,000,000, the aggregate number of shares currently authorized for issuance under the Incentive Plan is 3,000,000. As of November 20, 2013, there were a total of 2,609,528 shares of Real Goods Solar Class A common stock subject to outstanding awards under the Incentive Plan and 390,472 remaining shares available for issuance under the Incentive Plan.

The purpose of the Incentive Plan is to advance the interests of Real Goods Solar and its shareholders by providing incentives to certain eligible persons who contribute significantly to the strategic and long-term performance objectives and growth of Real Goods Solar and any parent, subsidiary and affiliate of Real Goods Solar. Real Goods Solar’s board of directors believes that it is essential to have a sufficient number of shares of Real Goods Solar Class A common stock available under the Incentive Plan to compensate and incentivize its employees, directors, and consultants. Real Goods Solar’s board of directors has determined that the number of remaining shares available for issuance under the Incentive Plan is insufficient to give Real Goods Solar sufficient flexibility in future compensation decisions. Further, after the closing of Real Goods Solar’s acquisition of the Syndicated Solar business in August 2013, Real Goods Solar has additional employees eligible for awards under the Incentive Plan and the number of employees will increase further if and when the Merger is consummated. In addition, if and when the Merger is consummated, Real Goods Solar is obligated to issue stock options under the Incentive Plan to the Executives under the terms of the employment offer letter agreements Real Goods Solar entered into with the Executives in connection with the execution of the Merger Agreement. See “The Merger—Interests of Mercury’s Directors and Executive Officers in the Merger—Retention Bonuses, Transition Consulting Agreements and Employment Offers.” Unless Real Goods Solar’s shareholders approve the amendment to the Incentive Plan, there will not be a sufficient number of shares authorized for issuance under the Incentive Plan to fulfill Real Goods Solar’s obligations under the employment offer letter agreements with the Executives.

Proposal to Amend the Incentive Plan

As a result of the foregoing, Real Goods Solar’s board of directors believes it is appropriate and advisable to increase the number of shares of Real Goods Solar Class A common stock authorized for issuance under the Incentive Plan. On September 6, 2013, Real Goods Solar’s board of directors amended the Incentive Plan to increase the shares authorized for issuance thereunder, subject to the approval from Real Goods Solar shareholders at the Real Goods Solar special meeting. Real Goods Solar’s board of directors believes that the proposed increase to the number of authorized shares to be granted under the Incentive Plan will provide sufficient number of shares of Real Goods Solar Class A common stock for near future granting needs and will help Real Goods Solar achieve the purposes of the Incentive Plan set forth above.

In making its decision to amend the Incentive Plan, Real Goods Solar’s board of directors noted that there is a risk that the Merger will not be consummated because it is subject to closing conditions set forth in the Merger Agreement, including obtaining shareholder approvals. Therefore, Real Goods Solar’s board of directors approved an amendment to Section 5(b) of the Incentive Plan to remove the existing 10% cap and to provide that the aggregate number of shares of Real Goods Solar Class A common stock authorized for issuance under the Incentive Plan will be a fixed number equal to 15% of the shares of Real Goods Solar Class A common stock issued and outstanding immediately after consummation of the Merger or, in the event that the Merger is not consummated, 4,534,450 shares of Real Goods Solar Class A common stock (15% of the shares of Real Goods Solar Class A common stock issued and outstanding on the date of approval of the amendment by Real Goods Solar’s board of directors). Other than the increase and the removal of the 10% cap, the amendment makes no changes to the Incentive Plan. The amended Section 5(b) is set forth below. The bracketed blank space in the amended Section 5(b) will be filled in with a fixed number after that number is determinable, and becomes effective in the following manner:

•	If Real Goods Solar’s shareholders approve the amendment to the Incentive Plan and the Merger is consummated, the fixed number will be equal to 15% of the shares of Real Goods Solar Class A common stock issued and outstanding immediately after consummation of the Merger, currently estimated to be approximately 5,729,934, and the amendment to the Incentive Plan will become effective upon consummation of the Merger.

•	If Real Goods Solar’s shareholders approve the amendment to the Incentive Plan but the Merger is not consummated, the fixed number will be 4,534,450 shares of Real Goods Solar Class A common stock (15% of the shares of Real Goods Solar Class A common stock issued and outstanding on the date of approval of the amendment by Real Goods Solar’s board of directors), and the amendment to the Incentive Plan will become effective on the date that Real Goods Solar’s board of directors determines, in its sole discretion, that it is reasonably certain that the Merger will not be consummated.

If Real Goods Solar’s shareholders approve the amendment, Section 5(b) of the Incentive Plan would be replaced in its entirety with the following:

Maximum Number of Shares that May be Issued. The maximum aggregate number of Class A Shares that may be issued and outstanding, or subject to Awards outstanding, under the Plan cannot exceed [    ] Class A Shares, subject to adjustment as provided in Section 15. No Eligible Person may receive Awards under this Plan for more than 400,000 Class A Shares in any one fiscal year of the Company, subject to adjustment as provided in Section 15. Class A Shares issued pursuant to this Plan may be either authorized but unissued shares, treasury shares, reacquired shares or any combination thereof. If any Class A Shares issued as Restricted Stock, Restricted Stock Units or otherwise subject to repurchase or forfeiture rights are reacquired by the Company pursuant to such rights or, if any Award is canceled, terminates or expires unexercised, any Class A Shares that would otherwise have been issuable pursuant thereto will be available for issuance under new Awards.

The classes of persons who will be eligible to participate in, and the basis of their participation in, the Incentive Plan are described below. Real Goods Solar’s directors and executive officers have an interest in this proposal as they have or may in the future receive awards under the Incentive Plan.

Summary of the Incentive Plan

The following is a summary of the terms of the Incentive Plan. The full text of the Incentive Plan is attached as Annex D and the following summary is qualified in its entirety by reference to Annex D.

Overview

History; Purpose. The Incentive Plan was approved by Real Goods Solar’s board of directors and by Gaiam, the then-sole shareholder of Real Goods Solar, on January 30, 2008. Real Goods Solar’s board of directors and shareholders approved several subsequent amendments to the Incentive Plan to increase the number of shares of Class A Common Stock authorized for issuance under the Incentive Plan. The purpose of the Incentive Plan is to advance the interests of Real Goods Solar and its shareholders by providing incentives to certain eligible persons who contribute significantly to the strategic and long-term performance objectives and growth of Real Goods Solar and any parent, subsidiary or affiliate of Real Goods Solar.

Administration. Real Goods Solar’s board of directors has designated its compensation committee to administer the Incentive Plan. The Incentive Plan administrator or Real Goods Solar’s board of directors may designate a person to act as a designated administrator pursuant to the Incentive Plan. Except as otherwise determined by Real Goods Solar’s board of directors, a designated administrator will only be appointed if Rule 16b-3 of the Exchange Act and Section 162(m) of the Internal Revenue Code of 1986, as amended, permits such appointment and the exercise of any authority without adversely affecting the ability of awards to officers of Real Goods Solar to comply with the conditions for Rule 16b-3 or Section 162(m) of the Internal Revenue Code of 1986, as amended. The Incentive Plan administrator has exclusive authority to select the eligible persons to whom awards will be granted under the Incentive Plan; to determine the type, size, terms and conditions of each award to be made to selected eligible persons; to modify (within certain limits set forth in the Incentive Plan) or waive the terms and conditions of any award that has been granted; to determine the time when awards will be granted; to establish performance objectives; to make any adjustments necessary or desirable as a result of granting awards to eligible persons located outside the United States; and to prescribe the form of the agreements evidencing awards under the Incentive Plan. The Incentive Plan administrator is also authorized to interpret the Incentive Plan and the awards granted under the Incentive Plan, to establish, amend and rescind any rules and regulations relating to the Incentive Plan, and to make any other determinations that it deems necessary or desirable for the administration of the Incentive Plan. The Incentive Plan administrator has the authority to make decisions in the interpretation and administration of the Incentive Plan in its sole and absolute discretion, and its decisions are final, conclusive and binding on all concerned parties.

Shares. Since 2008 and as of November 20, 2013, 172,377 shares have been issued as awards or upon exercise of options granted under the Incentive Plan. As of November 20, 2013, 2,827,623 shares of Real Goods Solar Class A common stock were reserved for issuance upon exercise of outstanding options and awards, representing approximately 10.5% of Real Goods Solar outstanding shares of Real Goods Solar Class A common stock. The aggregate number of shares of Real Goods Solar Class A common stock that may be issued and outstanding, or subject to awards outstanding, under the Incentive Plan cannot exceed the lesser of (a) 3,000,000 shares of Real Goods Solar Class A common stock, subject to adjustment as provided in the Incentive Plan, or (b) 10% of the then outstanding shares of Real Goods Solar Class A common stock. No participant may receive awards under the Incentive Plan for more than 400,000 shares of Real Goods Solar Class A common stock in any one fiscal year, subject to certain adjustments as provided in the Incentive Plan, such as in the event of a transaction mentioned below under “Amendment of the Incentive Plan—Awards under the Incentive Plan—Dilution and Other Adjustments.” On November 20, 2013, the closing price of a share of Real Goods Solar Class A common stock on The NASDAQ Capital Market was $2.55.

The Real Goods Solar Class A common stock issued under the Incentive Plan may be either authorized but unissued shares, treasury shares, reacquired shares or any combination thereof. If any shares of Real Goods Solar Class A common stock issued as restricted stock, restricted stock units (“RSUs”) or otherwise subject to repurchase or forfeiture rights are reacquired by Real Goods Solar and any parent, subsidiary or affiliate of Real Goods Solar pursuant to such rights, or if any award is canceled, terminates or expires unexercised, any shares of Real Goods Solar Class A common stock that would otherwise have been issuable pursuant to such awards will be available for issuance under new awards.

Participation. Eligible persons may be selected individually or by groups or categories, as determined by the Incentive Plan administrator in its discretion. An eligible person is any person who is a full or part-time employee of or who performs services for Real Goods Solar or any parent, subsidiary or affiliate of Real Goods Solar, including, without limitation, non-employee directors, consultants and advisors. Currently, three officers, five non-employee directors and approximately 340 non-officer employees qualify to participate in the Incentive Plan.

Awards Under the Incentive Plan

The Incentive Plan provides for the granting of several types of awards, including stock options, stock appreciation rights (“SARs”), restricted stock, RSUs, performance grants and other awards deemed by the

Incentive Plan administrator in its discretion to be consistent with the purposes of the Incentive Plan. Awards may be granted alone, or in conjunction with one or more other awards, as determined by the Incentive Plan administrator.

Stock Options. A stock option, which may be a nonqualified stock option, an incentive stock option or a purchased option, is the right to purchase a specified number of shares of Real Goods Solar Class A common stock at a price determined by the Incentive Plan administrator. The Incentive Plan administrator will determine the number of Real Goods Solar Class A common stock to be subject to each stock option. In the case of a stock option awarded in conjunction with another award, the number of shares of Real Goods Solar Class A common stock subject to an outstanding stock option may be reduced on an appropriate basis to the extent that the other award has been exercised, paid or otherwise received by the participant, as determined by the Incentive Plan administrator. The stock option exercise price may be equal to or greater than the fair market value of the Real Goods Solar Class A common stock on the date of the grant, as determined by the Incentive Plan administrator. In the case of incentive stock options granted to employees of Real Goods Solar or any parent, subsidiary or affiliate of Real Goods Solar who own stock representing more than 10% of the voting power of all classes of Real Goods Solar stock or the stock of any parent or subsidiary of Real Goods Solar, such stock option exercise price must not be less than 110% of the fair market value on the date of the grant.

Stock options will generally expire not later than 10 years from the date of grant or, not later than five years from the date of grant, in the case of incentive stock options granted to employees of Real Goods Solar or any parent, subsidiary or affiliate of Real Goods Solar who own stock representing more than 10% of the voting power of all classes of Real Goods Solar stock, or the stock of any parent or subsidiary of Real Goods Solar. Stock options become exercisable during the term at such times and in such installments as the Incentive Plan administrator may establish. Payment of the stock option exercise price must be made in full at the time of exercise in the form as the Incentive Plan administrator may determine in its discretion (including, but not limited to, cash, Real Goods Solar Class A common stock, the surrender of all or part of an award or another outstanding award under the Incentive Plan or any combination thereof).

Stock options must comply with the applicable terms and conditions of the Incentive Plan and such other terms as the Incentive Plan administrator may establish in its discretion, including, but not limited to, restrictions upon the stock option or the shares of Real Goods Solar Class A common stock issuable upon exercise of the stock option.

Stock Appreciation Rights. A SAR provides the holder with the rights to receive, without payment to Real Goods Solar, cash, Real Goods Solar Class A common stock, other Real Goods Solar securities (other than Real Goods Solar Class A common stock) or property, or other forms of payment, or any combination thereof, as determined by the Incentive Plan administrator, based on the increase in the value of the number of shares of Real Goods Solar Class A common stock specified in the SAR. The Incentive Plan administrator will determine the number of Real Goods Solar Class A common stock to be subject to each SAR. In the case of a SAR awarded in conjunction with another award, the number of shares of Real Goods Solar Class A common stock subject to an outstanding SAR may be reduced on an appropriate basis to the extent that the other award has been exercised, paid or otherwise received by the participant, as determined by the Incentive Plan administrator. The holder of a SAR may elect between exercising the SAR or surrendering unexercised another award (or any portion of such other award) to Real Goods Solar in exchange for (without payment to Real Goods Solar) a number of shares of Real Goods Solar Class A common stock having an aggregate value equal to (or, in the discretion of the Incentive Plan administrator, less than) the excess of the fair market value of one share, at the time of such exercise, over the exercise price, times the number of shares subject to the award, or portion thereof, that is exercised or surrendered, as the case may be. The Incentive Plan administrator is entitled in its discretion to settle the obligation resulting from the exercise of a SAR by the payment of cash or other Real Goods Solar securities (other than Real Goods Solar Class A common stock) or property, or other forms of payment or any combination thereof, equal to the aggregate value of Real Goods Solar Class A common stock it would otherwise be obligated to deliver. SARs must comply with the applicable terms and conditions of the Incentive Plan and such other terms as the Incentive Plan administrator may establish in its discretion, including, but not limited to, restrictions upon the SAR or the shares of Real Goods Solar Class A common stock issuable upon exercise of the SAR.

Restricted Stock and RSUs. A restricted stock award is an award of a number of shares of Real Goods Solar Class A common stock that are subject to certain terms, conditions, and restrictions. A RSU is an award of a right to receive Real Goods Solar Class A common stock that is subject to certain terms, conditions and restrictions. The Incentive Plan administrator will determine the number of Real Goods Solar Class A common stock to be issued pursuant to a restricted stock award or RSU, and the extent, if any, to which they will be issued in exchange for cash, other consideration, or both. Unless otherwise determined by the Incentive Plan administrator in its discretion, participants holding shares of restricted stock have, after issuance of a certificate for the number of shares of Real Goods Solar Class A common stock awarded and before the expiration of the restricted period, ownership of such shares, including the right to vote such Real Goods Solar Class A common stock and to receive dividends or other distributions made or paid with respect such Real Goods Solar Class A common stock, subject to the options, restrictions and limitations imposed thereon. The Incentive Plan administrator may grant awards of dividend equivalents to participants in connection with awards of RSUs. Restricted stock and RSUs must comply with the applicable terms and conditions of the Incentive Plan and such other terms as the Incentive Plan administrator may establish in its discretion.

Performance Grants. Performance grants are awards pursuant to which the recipient may become entitled to receive cash, shares of Real Goods Solar Class A common stock, other Real Goods Solar securities (other than Real Goods Solar Class A common stock) or property, or other forms of payment, or any combination thereof, as determined by the Incentive Plan administrator. In the case of a performance grant awarded in conjunction with another award, the performance grant may be reduced on an appropriate basis to the extent that the other award has been exercised, paid or otherwise received by the participant, as determined by the Incentive Plan administrator. The award of a performance grant entitles the recipient to receive a specified amount determined by the Incentive Plan administrator, if the terms and conditions specified in the Incentive Plan and the award, including performance objectives which must be set within the first 90 days of any performance period, are satisfied. The performance objectives will be based on such measure or measures of performance, which may include, but need not be limited to, the performance of the participant, Real Goods Solar and any parent, subsidiary or affiliate of Real Goods Solar or one or more of its divisions or units, or any combination of the foregoing, as the Incentive Plan administrator may determine, and may be applied on an absolute basis or be relative to industry or other indices or any combination thereof. Payment of any amount with respect to a performance grants will be made by Real Goods Solar as promptly as practicable after the end of the award period or at such other time or times as the Incentive Plan administrator may determine, and may be made in cash, shares of Real Goods Solar Class A common stock, other Real Goods Solar securities (other than Real Goods Solar Class A common stock ) or property, or forms of payment, or any combination thereof or in such other manner, as determined by the Incentive Plan administrator in its discretion. Performance grant awards are subject to the applicable terms and conditions of the Incentive Plan and such other terms as the Incentive Plan administrator may establish in its discretion, including, but not limited to, restrictions upon any cash, Real Goods Solar Class A common stock, other Real Goods Solar securities (other than Real Goods Solar Class A common stock) or property, or other forms of payment, or any combination thereof, issued with respect to the performance grant.

Additional Information

Termination of Employment. The provisions relating to the effect, if any, of the termination of the participant’s employment with or performance of services for Real Goods Solar or any parent, subsidiary or affiliate of Real Goods Solar on an award are determined by the Incentive Plan administrator in its discretion and specified in each agreement evidencing an award. However, in the case of an incentive stock option, such an option will not be exercisable at a time that is beyond the time an incentive stock option may be exercised in order to qualify as such under the Internal Revenue Code of 1986, as amended, and if a participant’s employment is terminated for a reason other than cause, then such participant’s right to exercise his stock option will continue until the earlier of the option expiration date or (a) at least six months from the date of termination if the termination was caused by death or disability and (b) at least 30 days from the date of termination if the termination was caused by other than death or disability.

Dilution and Other Adjustments. If any change in the outstanding shares of Real Goods Solar Class A common stock occurs by reason of a stock split, reverse stock split, stock dividend, split-up, split-off, spin-off, recapitalization, merger, consolidation, rights offering, reorganization, combination, subdivision or exchange of shares, any distribution to shareholders other than normal cash dividend, or other extraordinary or unusual event, the Incentive Plan administrator will make such adjustment in the aggregate number of shares that may be delivered under the Incentive Plan and the individual award maximums, the number and exercise price of outstanding stock options and outstanding SARs, the number of outstanding RSUs, and the number of shares subject to any other awards granted under the Incentive Plan, in each case as the Incentive Plan administrator determines to be appropriate, and such adjustments will be final, conclusive and binding for all purposes of the Incentive Plan. In the event of a change in control of Real Goods Solar, the Incentive Plan administrator may also provide for adjustment and settlement of outstanding awards as it deems appropriate and consistent with the purpose of the Incentive Plan and such adjustments or settlements will be final, conclusive and binding for all purposes of the Incentive Plan.

Financing. If the Incentive Plan administrator determines that such action is advisable, Real Goods Solar or any parent, subsidiary or affiliate of Real Goods Solar may assist any participant in obtaining financing from Real Goods Solar or any parent, subsidiary or affiliate of Real Goods Solar or from a bank or other third party, on such terms as are determined by the Incentive Plan administrator and in such amount as is required to accomplish the purposes of the Incentive Plan, including, but not limited to, to permit the exercise of an award, the participation therein, and/or the payment of any taxes with respect thereto. Such assistance may take on any form that the Incentive Plan administrator deems appropriate, which may include a direct loan from Real Goods Solar or any parent, subsidiary or affiliate of Real Goods Solar, a guarantee of the obligation by Real Goods Solar or any parent, subsidiary or affiliate of Real Goods Solar or the maintenance by Real Goods Solar or any parent, subsidiary or affiliate of Real Goods Solar of deposits with such bank or third party.

Tax Withholding. The Incentive Plan administrator may, in its discretion, permit payment of taxes required to be withheld with respect to an award in any appropriate manner, which may include authorizing Real Goods Solar to withhold, or agreeing to surrender to Real Goods Solar on or about the date such tax liability is determinable, shares of Real Goods Solar Class A common stock, other Real Goods Solar securities (other than Real Goods Solar Class A common stock) or property, other securities or property, or other forms of payment, or any combination thereof, owned by such person or a portion of such forms of payment that would otherwise be distributed, or have been distributed, as the case may be, pursuant to such award to such person, having a fair market value equal to the amount of such taxes.

Non-Transferability. A participant’s rights and interest under the Incentive Plan or any award may not be assigned or transferred, hypothecated or encumbered in whole or in part, either directly or by operation of law or otherwise, including, but not by way of limitation, execution, levy, garnishment, attachment, pledge, bankruptcy or in any other manner, although the Incentive Plan administrator may approve transfers to permitted transferees as defined under the Incentive Plan. In addition, unless otherwise permitted by the Internal Revenue Code of 1986, as amended, any incentive stock option granted pursuant to the Incentive Plan will not be transferable other than by will, by the laws of descent and distribution.

Plan Expenses. The expenses of the Incentive Plan are borne by Real Goods Solar, however, Real Goods Solar may recover from a participant or his beneficiary, heirs or assigns any and all damages, fees, expenses, and costs incurred by Real Goods Solar or any parent, subsidiary or affiliate of Real Goods Solar arising out of any actions taken by a participant in breach of the Incentive Plan or any agreement evidencing such participant’s award.

Termination of the Incentive Plan. The Incentive Plan will terminate upon the earlier of the adoption of a resolution by Real Goods Solar’s board of directors terminating the Incentive Plan or 10 years following the effective date, unless extended by action of the board of directors for up to an additional five years for the grant of awards other than incentive stock options. The rights or obligations of any participant under any award previously granted under the Incentive Plan will not be materially altered or impaired as a result of a termination of the Incentive Plan without the participant’s consent. However, subsequent to termination of the Incentive Plan, the Incentive Plan administrator may make amendments and modifications permitted in section 13 of the Incentive Plan. The Incentive Plan administrator must not grant any award pursuant to the Incentive Plan after the tenth anniversary of the earlier to occur of (a) the date the Incentive Plan was adopted by Real Goods Solar’s board of directors and (b) the effective date of the Incentive Plan.

Amendment or Suspension of the Incentive Plan. The Incentive Plan may be amended or suspended in whole or in part at any time from time to time by Real Goods Solar’s board of directors. However, no amendment shall adversely affect in a material manner any right of any participant with respect to any award previously granted without such participant’s written consent, unless the Incentive Plan administrator determines in its discretion that there have occurred or are about to occur significant changes in the participant’s position, duties or responsibilities, or significant changes in economic, legislative, regulatory, tax, accounting or cost/benefit conditions that are determined by the Incentive Plan administrator in its discretion to have or to be expected to have a substantial effect on the performance of Real Goods Solar or any parent, subsidiary or affiliate of Real Goods Solar, or any affiliate, division or department thereof, on the Incentive Plan or on any award under the Incentive Plan.

U.S. Federal Income Tax Consequences

The following is a summary of the principal current U.S. federal income tax consequences of transactions under the Incentive Plan. This summary does not describe all U.S. federal tax consequences under the Incentive Plan, nor does it describe state, local or foreign tax consequences.

Incentive Stock Options. No taxable income is realized by the employee upon the grant or exercise of an incentive stock option. However, the exercise of an incentive stock option may result in alternative minimum tax liability for the employee. If the employee does not dispose of the shares received upon exercise of an incentive stock option within two years from the date of grant (or within one year after the transfer of such shares to the employee), then upon sale of such shares, any amount realized in excess of the exercise price will be taxed to the employee as a long-term capital gain and any loss sustained will be a long-term capital loss. In that case, no deduction will be allowed to Real Goods Solar for U.S. federal income tax purposes.

If the shares of Real Goods Solar Class A common stock acquired upon the exercise of an incentive stock option are disposed of before the expiration of the two-year and one-year holding periods described above, generally the employee will realize ordinary income in the year of disposition. The ordinary income will equal the amount of the excess (if any) of the fair market value of the shares at exercise (or, if less, the amount realized on an arms’-length sale of such shares) over the exercise price thereof, and Real Goods Solar will be entitled to a tax deduction in an equivalent amount. Any further gain realized will be taxed as short-term or long-term capital gain and will not result in a tax deduction by Real Goods Solar. Special rules may apply where all or a portion of the exercise price of the incentive stock option is paid by tendering shares of Real Goods Solar Class A common stock.

If an incentive stock option is exercised at a time when it does not qualify for the tax treatment described above, the option is treated as a nonqualified stock option. Generally, an incentive stock option will not be eligible for the tax treatment described above if it is exercised more than three months following termination of employment (one year following termination of employment by reason of permanent and total disability), except in certain cases where the incentive stock option is exercised after the death of an employee.

Nonqualified Stock Options. No income is realized by the employee at the time a nonqualified stock option is granted under the Incentive Plan. Generally, at exercise, ordinary income is realized by the employee in an amount equal to the difference between the option price and the fair market value of the shares on the date of exercise, and Real Goods Solar receives a tax deduction for the same amount. At disposition, appreciation or depreciation after the date of exercise is treated as either short-term or long-term capital gain or loss, depending on how long the shares have been held before the disposition.

Stock Appreciation Rights. No income will be recognized by a participant in connection with the grant of a SAR. When the SAR is exercised, the participant will generally recognize ordinary income in the year of exercise in an amount equal to the amount of cash and the fair market value of any shares received. Real Goods Solar will be entitled to a deduction at the same time and in the same amount. If the participant received common stock upon exercise of a SAR, any post-exercise gain or loss recognized upon subsequent transfer of the shares will be treated in the same manner discussed above under “Nonqualified Stock Options.”

Restricted Stock and RSUs. A participant receiving restricted stock or RSUs generally will recognize ordinary income equal to the fair market value of the restricted stock or RSUs at the time the stock is no longer subject to risk of forfeiture (less any consideration paid), or at the time the RSUs settle. Real Goods Solar will generally be entitled to a deduction at the same time and in the same amount. The holding period to determine whether the participant has long-term or short-term capital gain or loss on a subsequent sale generally begins when the stock is no longer subject to risk of forfeiture or when the RSUs settle, and the participant’s tax basis for such stock or RSUs will generally equal the fair market value of such stock on the date when the restricted stock is no longer subject to forfeiture or the fair market value of such stock on the date when the units settle.

However, with respect to restricted stock, a participant may elect, under Section 83(b) of the Internal Revenue Code of 1986, as amended, within 30 days of the transfer of the stock, to recognize taxable ordinary income on the date of transfer equal to the excess of the fair market value of the shares of restricted stock (determined without regard to restrictions, other than any restriction which by its terms will never lapse) over the purchase price of the restricted stock, if any. By reason of such an election, the participant’s holding period will commence on the date following the date of grant, the participant’s tax basis will be equal to the fair market value of the shares on the date of grant (determined without regard to restrictions, other than any restriction which by its terms will never lapse), and no additional income will be recognized upon the lapse of restrictions on the shares. Likewise, Real Goods Solar generally will be entitled to a deduction on the date of transfer equal to the amount that is taxable as ordinary income to the participant. If shares are forfeited after making such an election, the participant will be entitled to a capital loss for tax purposes only in an amount equal to the purchase price of the forfeited shares.

Benefits Under the Amended Incentive Plan

The benefits that will be awarded or paid under the amended Incentive Plan are not currently determinable. Awards granted under the amended Incentive Plan are within the discretion of the Incentive Plan administrator, and the Incentive Plan administrator has not determined future awards or who might receive them.

Equity Compensation Plan Information at Fiscal Year-End

The following table summarizes equity compensation plan information for the Real Goods Solar Class A Common Stock as of December 31, 2012:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders	1,525,320	$2.03	709,137
Equity compensation plans not approved by security holders (1)	300,000	1.15	—

Total	1,825,320	$1.88	709,137

(1)	Consists of a stand-alone grant made outside of the Incentive Plan with substantially identical terms as grants made under the Incentive Plan.

* * * * *

At the Real Goods Solar special meeting, to approve the proposal to amend the Incentive Plan requires the affirmative vote of a majority of the total votes cast on the proposal. If no instructions are indicated on a proxy card, the shares will be voted “FOR” the proposal to amend the Incentive Plan. Abstentions will have no effect on the outcome of the vote, although they will count towards the presence of a quorum.

REAL GOODS SOLAR’S BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR”

THE AMENDMENT TO THE INCENTIVE PLAN

* * * * *

LEGAL MATTERS

The validity of the securities to be issued to holders of Mercury preferred stock in connection with the Merger and being offered by this joint proxy statement/prospectus will be passed upon for Real Goods Solar by Brownstein Hyatt Farber Schreck, LLP, Denver, Colorado. Mercury’s counsel, Fulbright & Jaworski LLP, will issue a legal opinion to Mercury concerning the U.S. federal income tax consequences of the Merger to holders of Mercury preferred stock.

EXPERTS

The consolidated financial statements of Real Goods Solar and its subsidiaries as of December 31, 2012 and 2011, and for each of the years in the two year period ended December 31, 2012 appearing in this joint proxy statement/prospectus and registration statement have been audited by EKS&H LLLP an independent registered public accounting firm, as stated in their report appearing elsewhere herein, and are included in reliance upon such report given on the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Mercury Energy, Inc. and its subsidiaries as of December 31, 2012 and 2011, and for each of the years in the two year period ended December 31, 2012 appearing in this joint proxy statement/prospectus and registration statement have been audited by UHY LLP an independent registered public accounting firm, as stated in their report appearing elsewhere herein, and are included in reliance upon such report given on the authority of said firm as experts in accounting and auditing.

FUTURE REAL GOODS SOLAR SHAREHOLDER PROPOSALS

Shareholders may submit proposals on matters appropriate for shareholder action at Real Goods Solar’s annual meetings consistent with regulations adopted by the SEC and Real Goods Solar’s Bylaws. Real Goods Solar has scheduled its 2013 annual meeting for December 4, 2013. The deadline for submitting shareholder proposals and director nominations for the 2013 annual meeting has been set at 5:00 p.m., Mountain Time, on September 11, 2013. Real Goods Solar released its proxy statement for the 2013 annual meeting to its shareholders on October 25, 2013.

For shareholder proposals to be considered for inclusion in Real Goods Solar’s proxy statement and proxy card relating to the 2014 annual meeting of shareholders pursuant to Rule 14a-8 promulgated under the Exchange Act, they must be received by Real Goods Solar not later than 120 calendar days before the anniversary of the date on which Real Goods Solar released to its shareholders the proxy statement for its 2013 annual meeting of shareholders if the 2014 annual meeting is held on or within 30 days of December 4, 2014. In the event that Real Goods Solar elects to hold its 2014 annual meeting more than 30 days before or after December 4, 2014, such shareholder proposals would have to be received by Real Goods Solar a reasonable time before Real Goods Solar begins to print and send its proxy materials for the 2014 annual meeting. Such proposals must contain specified information, including, among other things, information as would be required to be included in a proxy statement under SEC rules.

In addition, under the terms of Real Goods Solar’s Bylaws, shareholders who desire to present a proposal for action or to nominate directors (other than proposals to be included in Real Goods Solar’s proxy statement and proxy card pursuant to Rule 14a-8 promulgated under the Exchange Act) at the 2014 annual meeting of shareholders must provide notice in writing of such proposal or nomination to Real Goods Solar not less than 45 nor more than 70 days before the anniversary of the date on which Real Goods Solar released to its shareholders the proxy statement for its 2013 annual meeting of shareholders if the 2014 annual meeting is held on or within 30 days of December 4, 2014. In the event that Real Goods Solar elects to hold its 2014 annual meeting more than 30 days before or after December 4, 2014, such shareholder proposals would have to be received by Real Goods Solar a reasonable time before it begins to print and send its proxy materials for the 2014 annual meeting. Shareholder notices must contain the information required by Article II, Section 7 of Real Goods Solar’s Bylaws.

All proposals or other notices should be addressed to Real Goods Solar at 833 W. South Boulder Road, Louisville, Colorado 80027, Attention: Secretary, Real Goods Solar, Inc.

If Real Goods Solar does not have notice of a matter to come before an annual meeting at least 45 days before the first anniversary of the date on which Real Goods Solar first sends its proxy materials for the prior year’s annual meeting of shareholders (unless the annual meeting in question is held more than 30 days before or after the first anniversary of the prior year’s annual meeting of shareholders), your proxy card for such annual meeting will confer discretionary authority to vote on such matter. In the event that Real Goods Solar elects to hold an annual meeting more than 30 days before or after the first anniversary of the prior year’s annual meeting of shareholders, your proxy for such annual meeting will confer discretionary authority to vote on such matter if Real Goods Solar does not have notice of such matter a reasonable time before it begins to send its proxy materials for such annual meeting.

WHERE YOU CAN FIND MORE INFORMATION

Real Goods Solar has filed a registration statement on Form S-4 to register with the SEC the shares of Real Goods Solar Class A common stock to be issued to the holders of Mercury preferred stock pursuant to the Merger Agreement. This joint proxy statement/prospectus forms a part of that registration statement and constitutes a prospectus of Real Goods Solar, in addition to being a proxy statement of Real Goods Solar for its special meeting and a proxy statement of Mercury for a special meeting of its stockholders. This registration statement, including the attached Annexes, exhibits and schedules, contains additional relevant information about Real Goods Solar. As allowed by SEC rules, this joint proxy statement/prospectus does not contain all the information Real Goods Solar’s shareholders can find in this registration statement or the exhibits to this registration statement.

Real Goods Solar files annual, quarterly and current reports, proxy and information statements and other information with the SEC. You may read and copy any materials Real Goods Solar files with the SEC at the SEC’s Public Reference Room in Washington, D.C. at 100 F Street, N.E., Room 1580, Washington, D.C. 20549.

You may obtain information about the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website that contains information Real Goods Solar files electronically with the SEC, which you can access over the Internet at http://www.sec.gov. Real Goods Solar maintains a website at http://www.realgoodssolar.com with information about Real Goods Solar. Information contained on the Real Goods Solar website or any other website is not incorporated into this registration statement and does not constitute a part of this registration statement. The Real Goods Solar website address referenced above is intended to be an inactive textual reference only and not an active hyperlink to Real Goods Solar’s website.

Mercury is a private company and does not file reports with the SEC. Questions about Mercury should be directed to:

Andrew Zaref

Chief Financial Officer and Chief Operating Officer

Mercury Energy, Inc.

36 Midland Avenue

Port Chester, NY 10573

(914) 637-9700

Real Goods Solar has supplied all information contained in this joint proxy statement/prospectus relating to Real Goods Solar and Real Goods Mercury, Inc. Mercury has supplied all information contained in this joint proxy statement/prospectus relating to Mercury.

INDEX TO FINANCIAL STATEMENTS OF

REAL GOODS SOLAR, INC. AND CONSOLIDATED SUBSIDIARIES

MERCURY ENERGY, INC. AND SUBSIDIARY

Report of independent registered public accounting firm

To the Board of Directors and Shareholders of

Real Goods Solar, Inc.

Louisville, Colorado

We have audited the accompanying consolidated balance sheets of Real Goods Solar, Inc. and subsidiaries (the “Company”) as of December 31, 2012 and 2011, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2012. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Real Goods Solar, Inc. and subsidiaries as of December 31, 2012 and 2011, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

/s/ EKS&H LLLP

April 1, 2013

Denver, Colorado

REAL GOODS SOLAR, INC.

Consolidated balance sheets

	As of December 31,
(in thousands, except share and per share data)	2012	2011
ASSETS
Current assets:
Cash	$10,390	$11,813
Restricted cash	—	172
Accounts receivable, net	13,902	21,539
Costs in excess of billings on uncompleted contracts	5,288	5,411
Inventory, net	5,711	12,264
Deferred costs on uncompleted contracts	896	1,313
Receivable and deferred tax assets	200	3,333
Other current assets	1,930	1,014

Total current assets	38,317	56,859
Property and equipment, net	3,991	6,930
Deferred tax assets	—	5,444
Goodwill	—	19,885
Other intangibles, net	—	390
Other assets	—	41

Total assets	$42,308	$89,549

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Line of credit	$6,498	$—
Accounts payable	15,887	27,785
Accrued liabilities	4,943	3,292
Billings in excess of costs on uncompleted contracts	2,975	2,144
Payable to Gaiam	64	476
Related party debt	6,850	1,700
Debt	114	197
Capital lease obligations	213	126
Deferred revenue and other current liabilities	396	2,388

Total current liabilities	37,940	38,108
Debt, net of current portion	69	202
Capital lease obligations, net of current portion	374	433

Total liabilities	38,383	38,743

Commitments and contingencies
Shareholders’ equity:
Preferred stock, par value $.0001 per share; 50,000,000 shares authorized; no shares issued and outstanding	—	—
Class A common stock, par value $.0001 per share; 150,000,000 shares authorized; 26,693,696 and 26,660,640 shares issued and outstanding at December 31, 2012 and 2011, respectively	3	3
Class B common stock, par value $.0001 per share; 50,000,000 shares authorized; no shares issued and outstanding	—	—
Additional paid-in capital	82,185	81,860
Accumulated deficit	(78,263)	(31,057)

Total shareholders’ equity	3,925	50,806

Total liabilities and shareholders’ equity	$42,308	$89,549

See accompanying notes to consolidated financial statements.

REAL GOODS SOLAR, INC.

Consolidated statements of operations

	Years ended December 31,
(in thousands, except per share data)	2012	2011	2010
Net revenue	$92,891	$109,257	$77,324
Cost of goods sold	69,859	81,397	55,814

Gross profit	23,032	27,860	21,510

Expenses:
Selling and operating	29,807	23,634	16,717
General and administrative	8,909	4,109	2,772
Acquisition-related costs	—	2,393	—
Goodwill and other asset impairments	22,012	—	—

Total expenses	60,728	30,136	19,489

Income (loss) from operations	(37,696)	(2,276)	2,021
Interest income (expense)	(790)	(184)	15

Income (loss) before income taxes	(38,486)	(2,460)	2,036
Income tax expense (benefit)	8,720	(560)	797

Net income (loss).	$(47,206)	$(1,900)	$1,239

Net income (loss) per share:
Basic and diluted	$(1.77)	$(0.08)	$0.07

Weighted average shares outstanding:
Basic	26,673	23,572	18,301

Diluted	26,673	23,572	18,367

See accompanying notes to consolidated financial statements.

REAL GOODS SOLAR, INC.

Consolidated statement of changes in shareholders’ equity

	Class A Common Stock		Class B Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total
(in thousands, except share data)	Shares	Amount	Shares	Amount
Balance at December 31, 2009	16,136,299	$1	2,153,293	$—	$60,368	$(30,396)	$29,973
Issuance of common stock and other equity changes related to compensation	21,040	—	—	—	358	—	358
Net income	—	—	—	—	—	1,239	1,239

Balance at December 31, 2010	16,157,339	1	2,153,293	—	60,726	(29,157)	31,570
Issuance of common stock and other equity changes related to compensation	29,408	—	—	—	533	—	533
Issuance of common stock and stock options related to an acquisition	8,700,000	2	—	—	21,671	—	21,673
Repurchase of common stock	(379,400)	—	—	—	(1,070)	—	(1,070)
Conversion of Class B common stock to Class A common stock	2,153,293	—	(2,153,293)	—	—	—	—
Net loss	—	—	—	—	—	(1,900)	(1,900)

Balance at December 31, 2011	26,660,640	3	—	—	81,860	(31,057)	50,806
Issuance of common stock and other equity changes related to compensation	33,056	—	—	—	325	—	325
Net loss	—	—	—	—	—	(47,206)	(47,206)

Balance at December 31, 2012	26,693,696	$3	—	$—	$82,185	$(78,263)	$3,925

See accompanying notes to consolidated financial statements.

REAL GOODS SOLAR, INC.

Consolidated statements of cash flows

	Years ended December 31,
(in thousands)	2012	2011	2010
Operating activities:
Net income (loss)	$(47,206)	$(1,900)	$1,239
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	1,186	811	529
Amortization	245	210	—
Share-based compensation expense	325	524	348
Deferred income tax expense (benefit)	8,655	(623)	264
Goodwill and other asset impairments	22,012	—	—
Changes in operating assets and liabilities, net of effects from acquisitions:
Accounts receivable, net	7,639	2,231	(5,263)
Costs in excess of billings on uncompleted contracts	123	(5,328)	—
Inventory, net	6,554	(862)	(1,625)
Deferred costs on uncompleted contracts	417	512	874
Other current assets	(814)	1,041	265
Accounts payable	(13,700)	6,993	1,178
Accrued liabilities	1,650	(1,533)	130
Billings in excess of costs on uncompleted contracts	830	83	—
Deferred revenue and other current liabilities	(1,994)	1,914	534
Payable to Gaiam	1,390	(2,108)	1,229

Net cash provided by (used in) operating activities	(12,688)	1,965	(298)

Investing activities:
Purchase of property and equipment	(368)	(678)	(785)
Change in restricted cash	172	730	—
Cash from acquired business	—	3,416	—

Net cash provided by (used in) investing activities	(196)	3,468	(785)

Financing activities:
Borrowings from related parties	5,150	1,700	—
Principal borrowings (payments) on revolving line of credit, net	6,498	(3,119)	—
Principal payments on debt and capital lease obligations	(187)	(2,254)	—
Repurchase of Class A common stock, including related costs	—	(1,070)	—

Net cash provided by (used in) financing activities	11,461	(4,743)	—

Net increase (decrease) in cash	(1,423)	690	(1,083)
Cash at beginning of year	11,813	11,123	12,206

Cash at end of year	$10,390	$11,813	$11,123

Supplemental cash flow information:
Income taxes paid	$38	$208	$6
Interest paid	538	187	—
Common stock issued for acquisition	—	21,576	—

See accompanying notes to consolidated financial statements.

Notes to consolidated financial statements

1. Principles of Consolidation, Organization and Nature of Operations

We are a leading residential and commercial solar energy engineering, procurement, and construction firm. We were incorporated in Colorado on January 29, 2008 under the name Real Goods Solar, Inc. (“Real Goods Solar”, “Company”, “we”, “us”, or “our”). Our initial public offering of common stock occurred on May 7, 2008.

The consolidated financial statements include the accounts of Real Goods Solar and its majority-owned or otherwise controlled subsidiaries. We have prepared the accompanying consolidated financial statements in accordance with accounting principles generally accepted in the United States, or GAAP, and they include our accounts and those of our subsidiaries. Intercompany transactions and balances have been eliminated. We have included the results of operations of acquired companies from the effective date of acquisition.

Debt Financing Update

At December 31, 2012, our cash balance was $10.4 million. As of the date of filing this Form 10-K, the maturity date for our Silicon Valley Bank revolving line of credit with current capacity and outstanding borrowings of $6.5 million has been extended first from October 30, 2012 to March 31, 2013, and then to September 30, 2013. Our related party debt of $1.7 million owed to Gaiam, Inc. has been extended first from December 30, 2012 to April 30, 2013, and then to April 30, 2014. . Our related party debt of 3.15 million owed to Riverside Renewable Energy Investment LLC (“Riverside”) has also been extended and the $3.0 million Riverside loan is now due May 4, 2014 and the $150 thousand Riverside loan is now due June 20, 2014. We also obtained additional loans of $1.0 million each from our two largest shareholders, which mature on April 26, 2014 under their current terms. Furthermore, in response to our current financial condition, we are negotiating with other financial institutions to obtain a new credit facility to replace the Silicon Valley Bank revolving line of credit and have engaged an investment bank to seek additional capital. In addition, we will continue to make operational improvements to reduce our operating cash requirements. Operational initiatives to reduce costs include productivity enhancements within support functions through greater use of information technology and other process improvements and greater project level control over working capital deployed and labor utilization. With the completion of the debt extensions and additional loans and achievement of some or all of the above noted remaining initiatives, while there can be no assurances, we expect to be able to continue to operate through 2013, and thereby generate adequate cash flow to meet our debt obligations.

NASDAQ Non-Compliance

During 2012, we received four different non-compliance notices from The Nasdaq Stock Market (“NASDAQ”). As of February 21, 2013, the Company had regained compliance with all of the applicable NASDAQ rules.

2. Significant Accounting Policies

No changes were made to our significant accounting policies during the year ended December 31, 2012.

We have evaluated events subsequent to December 31, 2012 and concluded that no material event, other than those already disclosed, has occurred which either would impact the results reflected in this report or our results going forward.

Cash

Cash represents demand deposit accounts with financial institutions that are denominated in U.S. dollars.

Allowance for Doubtful Accounts

We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. We make estimates of the collectability of our accounts receivable by analyzing historical bad debts, specific customer creditworthiness and current economic trends. The allowance for doubtful accounts was $1.1 million and $0.5 million at December 31, 2012 and 2011, respectively. If the financial condition of our customers or the public utilities or financing companies were to deteriorate such that their ability to make payments to us was impaired, additional allowances could be required.

Inventory

Inventory consists primarily of solar energy system components (such as solar panels and inverters) located at our various warehouses and finished goods held for sale at our Solar Living Center located in Hopland, California. We state our inventory at the lower of cost (first-in, first-out method) or market. We identify the inventory items to be written down for obsolescence based on the item’s current sales status and condition. We write down discontinued or slow moving inventories based on an estimate of the markdown to retail price needed to sell through our current stock level of the inventories. At December 31, 2012 and 2011, we estimated obsolete or slow-moving inventory to be $0.7 million and $0.2 million, respectively.

Deferred Advertising Costs

Prior to 2011, we had deferred advertising costs related to the preparation, printing, advertising and distribution of catalogs. We deferred such costs for financial reporting purposes until the catalogs were distributed, then amortized such costs over succeeding periods on the basis of estimated direct relationship sales. We amortized seasonal catalogs within seven months and our annual catalogs within one year. Forecasted sales statistics were the principal factor used in estimating the amortization rate. We expense other advertising and promotional costs as incurred. Amounts recorded as advertising expense were $3.4 million, $2.7 million and $2.2 million for the years ended December 31, 2012, 2011 and 2010, respectively, and are included in selling and operating expense in the consolidated statements of operations.

Property and Equipment

We state property and equipment at cost less accumulated depreciation and amortization. We compute depreciation of property and equipment on the straight-line method over estimated useful lives, generally three to twenty years. We amortize leasehold and building improvements over the shorter of the estimated useful lives of the assets or the remaining term of the lease or remaining life of the building, respectively.

Goodwill and Other Intangibles

Goodwill represents the excess of the purchase consideration over the estimated fair value of assets acquired less liabilities assumed in a business acquisition. Goodwill is reviewed for impairment annually or more frequently if impairment indicators arise. Since we operate in only one business segment, we assess impairment at the Company level. We have the option of first assessing qualitative factors to determine whether events and circumstances indicate that it is more likely than not that the fair value of the Company is less than its carrying amount. If it is determined that the fair value of the Company is more likely than not greater than its carrying amount, then the two-step impairment test is unnecessary. If it is determined that the two-step impairment test is necessary, then for step one, we compare the estimated fair value of the Company with its carrying amount, including goodwill. If the estimated fair value of the Company exceeds its carrying amount, we consider the Company’s goodwill not impaired. If the carrying amount of the Company exceeds its estimated fair value, we perform the second step of the goodwill impairment test to measure the amount of impairment loss. We use either a comparable market approach, traditional present value method, or some combination thereof to test for potential impairment. The use of present value techniques requires us to make estimates and judgments about our future cash flows. These cash flow forecasts will be based on assumptions that are consistent with the plans and estimates we use to manage our business. The process of evaluating the potential impairment of goodwill is highly subjective and requires significant judgment at many points during the analysis. Application of alternative assumptions and definitions could yield significantly different results.

Our goodwill balances were zero and $19.9 million at December 31, 2012 and 2011, respectively, and our other intangibles balances were zero and $0.4 million at December 31, 2012 and 2011, respectively.

The following table represents our other intangibles subject to amortization, which were all customer related, as of December 31, 2011.

(in thousands)	December 31, 2011
Customer related:
Gross carrying amount	$600
Accumulated amortization	(210)

$390

Amortization expense for the year ended December 31, 2012 was $0.2 million. At September 30, 2012, we impaired all our goodwill and other intangibles. See Note 4. Goodwill and Other Asset Impairments.

Purchase Accounting

We account for the acquisition of a controlling interest in a business using the purchase method. In determining the estimated fair value of certain acquired assets and liabilities, we make assumptions based upon historical and other relevant information and, in some cases, reports of independent experts. Assumptions may be incomplete, and unanticipated events and circumstances may occur that could affect the validity of such assumptions, estimates, or actual results.

Revenue Recognition

Revenue consists primarily of solar energy system installation. We recognize revenue from fixed price contracts using either the completed contract or percentage-of-completion method, based on the size of the energy system installation. As a result of a recent business acquisition (see Note 3. Mergers and Acquisitions), we slightly modified our method of applying revenue recognition for fixed price contracts in that we now recognize revenue from energy system installations of less than 100 kilowatts, or kW, when the installation is substantially complete, while we recognize revenue from energy system installations equal to or greater than 100 kW on a percentage-of-completion basis, measured by the percentage of contract costs incurred to date to total estimated costs for each contract. We recognize amounts billed to customers for shipping and handling as revenue at the same time that the revenues arising from the product sale are recognized. We include shipping and handling costs, which were approximately $0.05 million, $0.1 million, and $0.2 million for 2012, 2011, and 2010, respectively, in selling and operating expense along with other fulfillment costs.

The assets “Costs in excess of billings on uncompleted contracts” and “Deferred costs on uncompleted contracts” represent costs incurred plus estimated earnings in excess of amounts billed on percentage-of-completion method contracts and costs incurred but not recognizable until recognition of the related contract revenue on completed-method contracts, respectively. The liability “Billings in excess of costs on uncompleted contracts” represents billings in excess of related costs on percentage-of-completion method contracts. We bill our large installation customers for contract performance progress according to milestones defined in their respective contracts. The prerequisite for billing is the completion of an application and certificate of payment form as per the contract, which is done after each month end. Unbilled receivables were immaterial at December 31, 2012 and 2011.

Allocation of Costs

Presently, Gaiam provides us with administrative, technical accounting advisory, public financial reporting and certain occupancy and related office services under the Intercorporate Services Agreement and the Facility Lease Agreement. Our accompanying financial statements include an allocation of these expenses. The allocation is based on a combination of factors, including revenue and operating expenses. We believe the allocation methodologies used are reasonable and result in an appropriate allocation of costs incurred by Gaiam and its subsidiaries on our behalf. However, these allocations may not be indicative of the cost of future services.

Share-Based Compensation

We recognize compensation cost for stock-based awards based on the estimated fair value of the award on date of grant. We measure compensation cost at the grant date based on the fair value of the award and recognize compensation cost upon the probable attainment of a specified performance condition or over a service period. We use the Black-Scholes option valuation model to estimate the fair value for purposes of accounting and disclosures. In estimating this fair value, there are certain assumptions that we use, as disclosed in Note 13. Share-Based Compensation, consisting of the expected life of the option, risk-free interest rate, dividend yield, volatility and forfeiture rate. The use of a different estimate for any one of these components could have a material impact on the amount of reported compensation expense.

Income Taxes

We provide for income taxes pursuant to the liability method. The liability method requires recognition of deferred income taxes based on temporary differences between financial reporting and income tax bases of assets and liabilities, using current enacted income tax rates and regulations. These differences will result in taxable income or deductions in future years when the reported amount of the asset or liability is recovered or settled, respectively. Considerable judgment is required in determining when these events may occur and whether recovery of an asset is more likely than not. Our effective tax rate remains fairly consistent. We have significant net operating loss carryforwards and we will re-evaluate at the end of each reporting period whether we expect it is more likely than not that our deferred tax assets will be fully recoverable through the reversal of taxable temporary differences in future years as a result of normal business activities. We have agreed under our tax sharing agreement with Gaiam to make payments to Gaiam as we utilize certain of our net operating losses in the future. See Note 14. Income Taxes.

We must recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. We measure the tax benefits recognized in the consolidated financial statements from such a position based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate resolution. The application of income tax law is inherently complex. Laws and regulations in this area are voluminous and are often ambiguous. As such, we are required to make many subjective assumptions and judgments regarding our income tax exposures. Interpretations of and guidance surrounding income tax law and regulations change over time and may result in changes to our subjective assumptions and judgments which can materially affect amounts recognized in our consolidated balance sheets and statements of operations. The result of the reassessment of our tax positions did not have a material impact on our consolidated financial statements. Our federal and state tax returns for all years after 2008 are subject to future examination by tax authorities for all our tax jurisdictions. We recognize interest and penalties related to income tax matters in interest expense and general and administration expenses, respectively.

Net Income (Loss) Per Share

We compute net income (loss) per share by dividing our net income (loss) by the weighted average number of shares of common stock outstanding for the period. Diluted net income (loss) per share reflects the potential dilution that could occur if options or warrants to issue shares our Class A common stock were exercised. Weighted average common share equivalents of 2,173,000, 1,262,000 and 584,000 shares have been omitted from net income (loss) per share for 2012, 2011 and 2010, respectively, as they are anti-dilutive.

The following table sets forth the computation of basic and diluted net income (loss) per share:

	For the Years Ended December 31,
(In thousands, except per share data)	2012	2011	2010
Numerator for basic and diluted net income (loss) per share	$(47,206)	$(1,900)	$1,239
Denominator:
Weighted average shares for basic net income (loss) per share	26,673	23,572	18,301
Effect of dilutive securities:
Weighted average of common stock, stock options and warrants	—	—	66

Denominators for diluted net income (loss) per share	26,673	23,572	18,367

Net income (loss) per share – basic	$(1.77)	$(0.08)	$0.07

Net income (loss) per share – diluted	$(1.77)	$(0.08)	$0.07

Concentration of Risk

We have a potential concentration of credit risk in our accounts receivable in that two financing companies that purchase and then lease installed solar energy system to host users and two commercial customers accounted for 19.1%, 15.6%, 17.5% and 11.1% respectively, of our accounts receivable as of December 31, 2012.

We also have potential concentration of supply risk in that during 2012 we purchase approximately 78% of the major components for our solar installations from a single supplier.

Sales to our largest three customers for 2012 accounted for approximately 15.8%, 12.4% and 7.2%, respectively, of our total net revenue.

Use of Estimates and Reclassifications

The preparation of financial statements in accordance with GAAP requires us to make estimates and assumptions that affect the amounts reported in the accompanying financial statements and disclosures. Although these estimates are based on our best knowledge of current events and actions that we may undertake in the future, actual results may be different from the estimates. We have made certain reclassifications to prior period amounts to conform to the current period presentations.

3. Mergers and Acquisitions

We obtained financial control, through an Agreement and Plan of Merger (the “Merger Agreement”), of 100% of the voting equity interests of Earth Friendly Energy Group Holdings, LLC d/b/a Alteris Renewables (“Alteris”) on June 21, 2011 (the “acquisition date”). Alteris sells, designs, installs, and supports renewable energy systems, primarily solar, for both residential and commercial customers. Alteris has more than a dozen offices across seven states.

Our Board of Directors and the manager of Alteris each approved the Merger Agreement prior to the acquisition date. On September 13, 2011 we distributed an information statement to our shareholders with respect to the execution by Gaiam, the holder of a majority of our outstanding equity, of a written consent approving the Merger Agreement. The acquisition closed in December 2011.

The total consideration transferred was approximately $21.7 million and was comprised of 8.7 million shares of our Class A common stock, or $21.6 million worth based on our Class A common stock closing market price of $2.48 per share on June 21, 2011 and $0.1 million worth of replacement share-based payment awards attributable to services rendered prior to the acquisition date. Of this amount, 0.7 million shares were issued based on Alteris’

completion of a financing arrangement for commercial installation jobs, which we estimated, as of the acquisition date, would be completed. The consideration excludes $2.4 million of expenses that are reported as acquisition-related costs in our consolidated statement of operations for the year ended December 31, 2011. In addition, the transaction had remaining contingent equity consideration of 2.0 million shares of our Class A common stock, which was contingent upon Alteris’ achievement of certain pre-tax income and cash flow performance targets for 2011, which was not earned. The fair value of the consideration shares was based on the closing price of our Class A common stock on the acquisition date.

We acquired Alteris, with its premier commercial customer experience, array of financing solutions, and strong in-house engineering expertise, to create a leading renewable energy engineering, procurement and construction provider with a strong presence on both coasts. We plan to capitalize on Alteris’ east coast presence and realize synergies from this acquisition by leveraging our existing infrastructure as well as by taking advantage of Alteris’ expertise with commercial installations. These strategic benefits expected to be received largely contributed to the goodwill resulting from the acquisition.

With regards to our acquisition of Alteris, we recorded $0.6 million for customer-related intangibles (20 month weighted-average useful life). Goodwill is not expected to be deductible for tax purposes.

The following table summarizes the estimated fair values of Alteris’ net assets acquired at the acquisition date.

(in thousands)	June 21, 2011
Cash	$3,416
Restricted cash	902
Accounts receivable	4,511
Inventory	5,008
Deferred costs on uncompleted contracts	1,609
Other current assets	2,528
Property and equipment	1,427
Deferred tax asset	4,226
Goodwill	19,153
Other intangibles	600

Total assets	43,380

Line of credit	(3,119)
Accounts payable and accrued liabilities	(11,681)
Debt	(2,608)
Billings in excess of costs on uncompleted contracts	(2,062)
Deferred revenue and other current liabilities	(2,239)

Net assets acquired	$21,671

We included the results of operations from Alteris in our consolidated financial statements from the acquisition date. Consequently, $40.9 million of revenue and $0.7 million of net income attributable to Alteris are included in our consolidated statement of operations for the year ended December 31, 2011.

The following is supplemental unaudited interim pro forma information for the Alteris acquisition as if we had issued 8.7 million shares of our Class A common stock to acquire this business on January 1, 2010. The pro forma net revenue and cost of goods sold were decreased by $0.7 million and $0.5 million, respectively, for the year ended December 31, 2011 to reflect Alteris’ adoption of our method, cost to cost, of measuring progress towards completion for jobs accounted for under the percentage of completion method. Additionally, the pro forma net loss was adjusted to exclude $2.4 million of nonrecurring expenses incurred during the year ended December 31, 2011, related to our acquisition of Alteris. Finally, pro forma net loss was adjusted by $0.6 million for the year ended December 31, 2010, to include amortization of intangible assets and share-based compensation expense related to replacement stock options, both resulting from the acquisition of Alteris. All pro forma adjustments are based on currently available information and upon assumptions that we believe are reasonable in order to reflect, on a supplemental pro forma basis, the impact of this acquisition on our historical financial information.

	Supplemental Pro Forma (Unaudited)
	Years Ended December 31,
(in thousands, except per share data)	2011	2010
Net revenue	$121,910	$127,300

Net loss	$(3,286)	$(2,422)

Net loss per share – basic	$(0.12)	$(0.08)

Net loss per share – diluted	$(0.12)	$(0.08)

We include results from operations of acquired companies in our consolidated financial statements from their respective effective acquisition dates.

4. Goodwill and Other Asset Impairments

In accordance with the Financial Accounting Standards Board’s accounting standards, we evaluated the realizability of our tangible assets and determined based on market place property comparables (level two of the fair value hierarchy) that $2.1 million of our buildings was impaired at September 30, 2012. Additionally, we performed impairment analyses of goodwill and other intangibles using the discounted cash flows method and determined that $19.7 million of goodwill and $0.2 million of other intangibles were impaired at September 30, 2012. We estimated the fair value of our business for the goodwill impairment analysis based on the quoted market price for our Class A common stock (level one input of the fair value hierarchy), as adjusted by our judgmental qualitative factors (level three of the fair value hierarchy). These noncash impairments were necessitated by the trading price of our Class A common stock, recent operating losses, and financial forecasts. The $22.0 million of noncash impairment charges are reported in goodwill and other asset impairments on our consolidated statement of operations for the year ended December 31, 2012.

5. Property and Equipment

Property and equipment, stated at lower of cost or estimated fair value, consists of the following as of December 31:

(in thousands)	2012	2011
Land	$1,716	$3,100
Buildings and leasehold improvements (a)	728	2,330
Furniture, fixtures and equipment	726	1,121
Website development	859	542
Vehicles and Machinery	3,671	3,716

	7,700	10,809
Accumulated depreciation and amortization	(3,709)	(3,879)

	$3,991	$6,930

(a)	During 2012, we impaired $2.1 million of our buildings. See Note 4. Goodwill and Other Asset Impairments.

6. Revolving Line of Credit

Under a loan agreement, as amended, with Silicon Valley Bank (“SVB Loan”), we have a revolving line of credit that provides for advances not to exceed $6.5 million based upon a borrowing base of 75% of eligible accounts receivable. All borrowings are collateralized by a security interest in substantially all of our assets other than our interests in Alteris Project Financing Company LLC, and bear interest at the greater of the bank’s prime rate or 4.00% plus 4.75%. The interest rate accruing on borrowings during a Streamline Period (as defined in the SVB Loan) is the greater of the bank’s prime rate or 4.00% plus 2.00%. The original maturity date for the SVB Loan was October 30, 2012 and the maturity date was first extended to March 31, 2013 on October 30, 2012 and then again to September 30, 2013 on March 27, 2013. The line of credit has a facility fee of 0.5% per year of the average daily unused portion of the available line of credit during the applicable calendar quarter. We may reserve up to $500,000 for stand-by letters of credit under the line of credit. The SVB Loan establishing the line of credit contains various covenants, including a covenant requiring compliance with a liquidity ratio. The SVB Loan requires the borrowers to pay a final payment fee of $60 thousand in cash upon termination or maturity of the revolving line of credit. The final payment fee will be reduced to $40 thousand if we raise at least $3.0 million in net proceeds through a public offering of our Class A common stock prior to August 31, 2013. At December 31, 2012, we had $6.5 million of outstanding borrowings under this facility.

7. Payable to Gaiam

We are engaged in several related party transactions with Gaiam. Gaiam is the owner of approximately 37% of our issued and outstanding shares of Class A common stock. Our Chairman, Jirka Rysavy, also serves as the Chairman of Gaiam and is a significant shareholder of Gaiam.

We have and will continue to have a need for certain services to be provided by Gaiam under our Intercorporate Services Agreement and Industrial Building Lease Agreement for our corporate headquarters. These services may include, but are not limited to, administrative, technical accounting advisory, public financial reporting and certain occupancy and related office services as required from time to time. We have determined that it is not cost effective to obtain and separately maintain the personnel and infrastructure associated with these services with a complement of full time, skilled employees. Also see Note 11. Commitments and Contingencies – Operating Leases.

Services performed under the Intercorporate Services Agreement have and will be provided under our direction, and Gaiam has no power to act independently on our behalf other than as specifically authorized under the agreement or from time to time by us. Gaiam and we have and will agree on the aggregate annual amount for a particular year for the services based upon a good faith estimate of the services required for that year and the estimated fees for such services. Upon a change to the annual amounts for a particular year, the parties have and will make appropriate payments to reflect such change. The annual amount and formula for various services making up the annual amount, as well as any quarterly changes, have and must be approved in writing by each of Gaiam’s and our board of directors.

During 2011, we completed a project for our Chairman to design and install an upgrade to an existing solar power system originally built in 1997 for his residence. The contract price or revenue recognized was $244,000, which was priced at a customary rate for work performed for employees.

In consideration for Gaiam providing additional services under our Intercorporate Services Agreement with Gaiam and agreeing to amend our existing Intercorporate Services Agreement and Tax Sharing Agreement with Gaiam, we expensed during 2011 additional fees payable to Gaiam of $672,000.

8. Related Party Debt

Our related party debt at December 31, 2012 consisted of $4.15 million from Riverside Renewable Energy Investments, LLC (“Riverside”) and $2.7 million from Gaiam, Inc. (“Gaiam”). At December 31, 2011, our related party debt was comprised of $1.7 million from Gaiam. As of December 31, 2012, the Riverside loans were due as follows: $1.0 million by April 26, 2013, $3.0 million by May 4, 2013, and $150 thousand by June 20, 2013. The Gaiam loans were due as follows: $1.0 million by April 26, 2013 and $1.7 million by April 30, 2013. These loans bear interest at an annual rate of 10%. If we repay the $3.0 million and $150 thousand loans owed to Riverside on or before their respective maturity date, the accrued interest is waived. As conditions for Gaiam extending the maturity date of its existing $1.7 million loan to us from December 30, 2012 to April 30, 2013 and loaning us an additional $1.0 million, we had to pay all interest owed on the existing Gaiam loan of $1.7 million, execute and deliver to Gaiam in the near future an option agreement, reasonably acceptable to both parties, permitting Gaiam to purchase for $0.2 million all tenant improvements constructed by us in our principal office space leased by us from Gaiam; and amend our facility lease with Gaiam to cancel, effective December 31, 2012, the $3 per square foot credit set forth in the current lease.

Each of the $1.0 million promissory notes entered into with Gaiam and Riverside during December 2012 also include certain customary language making the loans payable upon the occurrence of certain events, such as insolvency or bankruptcy. Also, if we complete a sale of at least $50,000 of capital stock, then each creditor has the option of converting all or any portion of the principal and interest owing on the loan in question into securities in such sale at the same purchase price as paid by other purchasers in such sale. If we fail to make payment of the principal and all interest owing on one or both of these loans within 10 days of when due, then the creditor has the option to acquire an undivided 50% interest in our real property located in Hopland, California (including all land and buildings) in exchange for cancellation of such principal and interest. This option is conditioned upon (1) the approval of the transaction by our disinterested directors, and (2) the consent of our senior creditor, Silicon Valley Bank. The loans are unsecured and subordinated to our indebtedness owed to unaffiliated creditors. Subject to the rights of senior debt, we have the right to prepay the loans at any time without premium or penalty.

On March 27, 2013, the maturity dates for these loans were extended and Gaiam’s $1.7 million loan is now due April 30, 2014, Riverside’s $3.0 million loan is due May 4, 2014, Riverside’s $150 thousand loan is due June 20, 2014 and each of the $1.0 million loans are due April 26, 2014.

Accrued interest on our related party debt was $0.2 million at December 31, 2012 and is reported in accrued liabilities on our consolidated balance sheet.

Gaiam owns approximately 37% of our currently outstanding Class A common stock and is one of our creditors. Riverside owns approximately 29% of our currently outstanding Class A common stock and is one of our creditors. Pursuant to the terms of a Shareholders Agreement, Gaiam and Riverside each has the right to designate a certain number of individuals for appointment or nomination to our Board of Directors, tied to their respective ownership of our Class A common stock.

9. Debt

Our debt, other than related party debt, all of which relates to Alteris, consisted of the following at December 31:

(in thousands, except installment amounts and interest rates)	2012	2011
Notes payable to finance companies for the purchase of vehicles and equipment in 36 to 60 monthly installments totaling $12,162, including interest ranging from 2.9% to 10.35%. The notes are secured by Alteris’ vehicles and equipment	$183	$399
Less – current portion of debt	(114)	(197)

Debt, net of current portion	$69	$202

Maturities of debt for each of the periods ended December 31st are as follows:

(in thousands)	Years Ending December 31,
2013	$114
2014	67
2015	2

$183

10. Capital Lease Obligations

We have vehicles financed under capital leases. The cost of the capitalized leased assets included in property and equipment was $2.0 million and $0.6 million at December 31, 2012 and 2011, respectively. Accumulated amortization of capitalized leased assets was $1.4 million and $0.1 million at December 31, 2012 and 2011, respectively. Amortization expense for capitalized leased assets was $0.5 million and $0.1 million for the years ended December 31, 2012 and 2011, respectively.

Our future minimum lease payments and capital lease obligations at December 31, 2012 are as follows:

(in thousands)	At December 31, 2012
Year ending December 31,
2013	$213
2014	201
2015	161
2016	55

Total future minimum lease payments	630
Less – amounts representing interest	(43)

Total capital lease obligations	587
Less – current portion of capital lease obligations	(213)

Capital lease obligations, net of current portion	$374

11. Commitments and Contingencies

Operating Leases

We lease office and warehouse space through operating leases. Some of the leases have renewal clauses, which range from three to five years. Until July 2011, when we relocated this portion of our operations, we leased a facility from DTTC Properties, LLC, a limited liability company partially owned by our former chief executive officer, who also was a beneficial owner of our Class A common stock. This lease agreement required monthly base payments of $10,694 plus common area operating expenses. Under this lease, we incurred expense of approximately $75,000 and $161,000 for the years ended December 31, 2011 and 2010. On December 19, 2011, we entered into a five year facility lease with Gaiam for office space located in one of Gaiam’s owned buildings in Colorado that commenced on January 1, 2012 and provides for monthly payment of approximately $11,179 plus common area maintenance expenses.

The following schedule represents the annual future minimum payments of all our leases at December 31, 2012:

(in thousands)	At December 31, 2012
2013	$582
2014	388
2015	336
2016	295

Total minimum lease payments	$1,601

We incurred rent expense of $0.9 million for the year ended December 31, 2012 and $0.5 million for each of the years ended December 31, 2011 and 2010.

Risks and Uncertainties

We are subject to risks and uncertainties in the normal course of our business, including legal proceedings; governmental regulation, such as the interpretation of tax and labor laws; and seasonal nature of our business due to weather-related factors. We have accrued for probable and estimatable costs that may be incurred with respect to identified risks and uncertainties based upon the facts and circumstances currently available to us. Due to uncertainties in the estimation process, actual costs could vary from those accruals.

12. Shareholders’ Equity and Warrants

During 2012, we issued 33,056 shares of our Class A common stock under our Real Goods Solar, Inc. 2008 Long-Term Incentive Plan (“2008 Incentive Plan”) to certain of our independent directors, in lieu of cash compensation, for services rendered during 2012.

On December 19, 2011, we issued 8.7 million shares of our Class A common stock as consideration for Alteris. See Note 3. Mergers and Acquisitions.

On December 31, 2011, Gaiam converted its remaining 2,153,293 shares of our Class B common stock into shares of our Class A common stock. At the end of 2011, Gaiam owned approximately 37% of our outstanding Class A common stock.

During 2011, we issued 29,408 shares of our Class A common stock under our 2008 Incentive Plan to our independent directors, in lieu of cash compensation, for services rendered during 2011.

On June 30, 2011, we repurchased 379,400 shares of our Class A common stock for a total cost of $1.1 million. We recorded this repurchase of our shares in accordance with the cost method of accounting for treasury stock. Since we have not yet decided the ultimate disposition of the re-acquired shares, their cost is reflected in our consolidated balance sheet at December 31, 2011 as a $1.1 million reduction to additional paid-in capital.

During 2010, we issued 21,040 shares of our Class A common stock under our 2008 Incentive Plan to our independent directors, in lieu of cash compensation, for services rendered during 2010. Following this issuance, Gaiam owned 54.6% of our total outstanding common stock. For the last five years, we have valued shares issued to our independent directors at estimated fair value based on the closing price of our Class A common stock on the date the shares were issued, which by policy is the last trading day of each quarter in which the services were rendered.

As part of the contingent consideration for the acquisition of Carlson Solar on January 1, 2008, we issued seven-year warrants to purchase 30,000 shares of our Class A common stock at an exercise price of $3.20 per share. On November 1, 2007, as part of the contingent consideration for the acquisition of Marin Solar, we issued seven-year warrants to purchase 40,000 shares of our Class A common stock at an exercise price of $3.20 per share.

At December 31, 2012, we had the following shares of Class A common stock reserved for future issuance:

Stock options under the our incentive plans	1,525,320
Stock options under plans not approved by security holders	300,000
Warrants outstanding	70,000

Total shares reserved for future issuance	1,895,320

Each holder of our Class A common stock is entitled to one vote for each share held on all matters submitted to a vote of shareholders. On December 31, 2011, Gaiam converted all of its holdings of our Class B common stock to Class A common stock and, as a result, we have had no shares of Class B common stock outstanding since December 31, 2011. Under the terms of our articles of incorporation and merger with Alteris, we are prohibited from issuing Class B common stock in the future. All holders of Class A common stock vote as a single class on all matters that are submitted to the shareholders for a vote. Accordingly, Gaiam and Riverside, as the holders of approximately 37% and 29% of the Class A common stock, respectively, and entitled to vote in any election of directors, may exert significant influence over the election of the directors. Shareholders with the minimum number of votes that would be necessary to authorize or take action at a meeting at which all of the shares entitled to vote were present and voted may consent to an action in writing and without a meeting under certain circumstances.

Holders of our Class A common stock are entitled to receive dividends, if any, as may be declared by the Board of Directors out of legally available funds. In the event of a liquidation, dissolution or winding up of Real Goods Solar, our Class A common stock holders are entitled to share ratably in our assets remaining after the payment of all of our debts and other liabilities. Holders of our Class A common stock have no preemptive, subscription or redemption rights, and there are no redemption or sinking fund provisions applicable to our Class A common stock.

13. Share-Based Compensation

Our share-based compensation programs are long-term retention programs that are intended to attract, retain and provide incentives for talented employees, officers, and directors and to align shareholder and employee interests. We primarily grant options under our 2008 Incentive Plan, but have also granted 300,000 non-shareholder approved options to our chief executive officer during 2012.

Our 2008 Incentive Plan provides for the granting of options to purchase up to the lesser of 3,000,000 shares of our Class A common stock or 10% of our then outstanding Class A common stock. Furthermore, our Board of Directors has resolved that all types of granted options shall not exceed 10% of our then outstanding Class A common stock. Both nonqualified stock options and incentive stock options may be issued under the provisions of the 2008 Incentive Plan. Employees, members of the Board of Directors, consultants, business partners, and certain key advisors are eligible to participate in the 2008 Incentive Plan, which terminates upon the earlier of a board resolution terminating the Incentive Plan or ten years after the effective date of the Incentive Plan. All outstanding options are nonqualified and are generally granted with an exercise price equal to the closing market price of our stock on the date of the grant. Options vest based on services conditions, performance (attainment of a certain amount of pre-tax income for a given year), or some combination thereof. Grants typically expire seven years from the date of grant.

The determination of the estimated fair value of share-based payment awards on the date of grant using the Black-Scholes option-pricing model is affected by our stock price as well as assumptions regarding a number of complex and subjective variables. Expected volatilities are based on a value calculated using the combination of historical volatility of comparable public companies in our industry and our stock price volatility since our initial public offering. Expected life is based on the specific vesting terms of the option and anticipated changes to market value and expected employee exercise behavior. The risk-free interest rate used in the option valuation model is based on U.S. Treasury zero-coupon issues with remaining terms similar to the expected term on the options. We do not anticipate paying any cash dividends on our Class A common stock in the foreseeable future and, therefore, an expected dividend yield of zero is used in the option valuation model. We are required to estimate forfeitures at the time of grant and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. We primarily use historical data by participant groupings to estimate option forfeitures and record share-based compensation expense only for those awards that are expected to vest.

The following are the variables we used in the Black-Scholes option pricing model to determine the estimated grant date fair value for options granted under our incentive plans for each of the years presented:

	2012	2011	2010
Expected volatility	76% - 87%	74% - 88%	88%
Weighted-average volatility	80%	81%	88%
Expected dividends	— %	— %	— %
Expected term (in years)	5.0 - 6.6	5.0 - 6.7	5.0
Risk-free rate	0.57% - 1.26%	1.17% - 2.24%	1.25% - 2.38%

The table below presents a summary of our option activity as of December 31, 2012 and changes during the year then ended:

	Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (Yrs)	Aggregate Intrinsic Value
Outstanding at January 1, 2012	1,902,120	$2.80
Granted	1,431,500	1.19
Exercised	—	—
Forfeited or expired	(1,508,300)	2.38

Outstanding at December 31, 2012	1,825,320	$1.88	5.4	$—

Exercisable at December 31, 2012	508,350	$2.93	3.0	$—

As specified under the terms of our acquisition of Alteris (see Note 3. Mergers and Acquisitions), upon consummation of the acquisition in 2011, options for Alteris membership units were replaced with equal in fair value options to purchase our stock. In this regard, 478,500 replacement options were granted by us at an exercise price of $2.96 per share.

The weighted-average grant-date fair value of options granted during the years 2012, 2011 and 2010 was $0.76, $1.67 and $2.04, respectively. The total fair value of shares vested was $0.4 million during each of 2012 and 2011 and $0.1 million during 2010. Our share-based compensation cost charged against income was $0.4 million, $0.5 million, and $0.4 million during the years 2012, 2011 and 2010, respectively, and is shown in general and administrative expenses. The total income tax benefit recognized for share-based compensation was nil, $0.2 million, and $0.1 million for the years 2012, 2011, and 2010, respectively. As of December 31, 2012, there was $0.7 million of unrecognized cost related to nonvested shared-based compensation arrangements granted under the plans. We expect that cost to be recognized over a weighted-average period of 3.4 years.

14. Income Taxes

Our provision for income tax expense (benefit) is comprised of the following:

	Years ended December 31,
(in thousands)	2012	2011	2010
Current:
Federal	$—	$—	$476
State	61	16	34

	61	16	510

Deferred:
Federal	7,361	(494)	246
State	1,298	(82)	41

	8,659	(576)	287

	$8,720	$(560)	$797

Variations from the federal statutory rate are as follows:

(in thousands)	2012	2011	2010
Expected federal income tax expense (benefit) at statutory rate of 34%	$(13,086)	$(836)	$692
Effect of permanent goodwill impairment	7,898	—	—
Effect of permanent acquisition-related differences	—	461	—
Effect of permanent other differences	94	30	13
Effect of carryforward state net operating losses	—	(72)	—
Effect of valuation allowance	16,074	—	—
Other	49	(3)	(24)
State income tax expense (benefit), net of federal benefit	(2,309)	(140)	116

Income tax expense (benefit)	$8,720	$(560)	$797

Deferred income taxes reflect net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of the net accumulated deferred income tax assets as of December 31, 2012 and 2011 are as follows:

(in thousands)	2012	2011
Deferred tax assets (liabilities):
Current:
Provision for doubtful accounts	$437	$216
Inventory-related expense	469	192
Accrued liabilities	1,281	1,644
Net operating loss carryforward	—	1,015
Other	—	5

Total current deferred tax assets	$2,187	$3,072

Non-current:
Depreciation and amortization	$613	$(649)
Net operating loss carryforward	13,243	6,180
Other	31	(87)

Total non-current deferred tax assets	$13,887	$5,444

Valuation allowance	(16,074)	—

Total net deferred tax assets	$—	$8,516

At December 31, 2012, we had $10.5 million in tax effected federal net operating loss carryforwards. These operating loss carryforwards, if unused, begin to expire in 2018. Additionally, we had $2.7 million in tax effected state net operating loss carryforwards. These operating loss carryforwards, if unused, will begin to expire in 2019. The Internal Revenue Code contains provisions that limit the net operating loss available for use in any given year upon the occurrence of certain events, including significant changes in ownership interest. A change in ownership of a company of greater than 50% within a three-year period results in an annual limitation on the utilization of net operating loss carryforwards from tax periods prior to the ownership changes. Certain of our net operating loss carryforwards as of December 31, 2012 are subject to annual limitations due to changes in ownership.

During 2012, we performed assessments on the realizability of our net deferred tax assets considering all available evidence, both positive and negative. As a result of these assessments, we concluded that it was more likely than not that none of our net deferred tax assets would be recoverable through the reversal of temporary differences and normal business activities in the near term and, therefore, we established a valuation allowance through a noncash charge of $16.1 million to our income tax provision for the year ended December 31, 2012.

Additionally, to the extent we become entitled to utilize certain loss carryforwards relating to periods prior to our initial public offering, we are required under the terms of our tax sharing agreement with Gaiam to distribute to Gaiam the tax effect (estimated to be 34% for federal income tax purposes) of the amount of such tax loss carryforwards so utilized. Accordingly, we recognized a valuation allowance against all of our deferred tax assets as of the effective date of our tax sharing agreement with Gaiam, May 13, 2008. These net operating loss carryforwards begin to expire in 2018 if not utilized. Due to Gaiam’s step acquisitions of our company, we experienced “ownership changes” as defined in Section 382 of the Internal Revenue Code. Accordingly, our use of the net operating loss carryforwards is limited by annual limitations described in Sections 382 and 383 of the Internal Revenue Code. As of December 31, 2012, $4.4 million of these net operating loss carryforwards remained available for current and future utilization, meaning that potential future payments to Gaiam, which would be made over a period of several years, could therefore aggregate to approximately $1.6 million based on current tax rates.

15. Quarterly Results of Operations (Unaudited)

The following is a summary of the quarterly results of operations for the years ended December 31, 2012 and 2011:

(in thousands, except per share data)	Fiscal Year 2012 Quarters Ended
	March 31	June 30	September 30 (a)	December 31 (b)
Net revenue	$18,256	$21,447	$26,358	$26,830
Gross profit	6,427	5,319	5,737	5,549
Loss before income taxes	(3,052)	(4,070)	(27,549)	(3,815)
Net loss	(1,856)	(2,518)	(39,017)	(3,815)
Diluted net loss per share	$(0.07)	$(0.09)	$(1.46)	$(0.14)
Weighted average shares outstanding-diluted	26,661	26,669	26,677	26,694

(in thousands, except per share data)	Fiscal Year 2011 Quarters Ended
	March 31	June 30	September 30	December 31
Net revenue	$17,425	$19,954	$31,586	$40,292
Gross profit	5,029	5,360	7,853	9,618
Income (loss) before income taxes	68	(1,883)	(739)	94
Net income (loss)	37	(1,575)	(478)	116
Diluted net income (loss) per share	$0.00	$(0.08)	$(0.02)	$0.00
Weighted average shares outstanding-diluted	18,310	19,112	26,655	26,655

(a)	The quarter ended September 30, 2012 includes a noncash charge of $22.0 million for the impairment of goodwill and other assets and a noncash charge of $14.5 million for the establishment of a valuation allowance for all of our net deferred tax assets.
(b)	The quarter ended December 31, 2012 includes a noncash charge of $1.6 million for an additional valuation allowance for our net deferred tax assets generated during that quarter.

REAL GOODS SOLAR, INC.

Condensed Consolidated Balance Sheets

(in thousands, except share and per share data)	September 30, 2013	December 31, 2012
	(Unaudited)
ASSETS
Current assets:
Cash	$2,302	$10,390
Accounts receivable, net	17,119	13,902
Costs in excess of billings on uncompleted contracts	1,753	5,288
Inventory, net	6,934	5,711
Other current assets	2,607	3,026

Total current assets	30,715	38,317
Property and equipment, net	3,638	3,991
Intangibles	2,347	—

Total assets	$36,700	$42,308

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Line of credit	$—	$6,498
Accounts payable	19,330	15,951
Accrued liabilities	2,998	4,943
Billings in excess of costs on uncompleted contracts	1,345	2,975
Related party debt	6,600	6,850
Other current liabilities	1,994	723

Total current liabilities	32,267	37,940
Related party debt	150	—
Common stock warrant liability	4,037	—
Other liabilities	357	443

Total liabilities	36,811	38,383

Commitments and contingencies
Shareholders’ equity:
Class A common stock, $.0001 par value, 150,000,000 shares authorized, 30,232,946 and 26,693,696 shares issued and outstanding at September 30, 2013 and December 31, 2012, respectively	3	3
Additional paid-in capital	86,945	82,185
Accumulated deficit	(87,059)	(78,263)

Total shareholders’ equity	(111)	3,925

Total liabilities and shareholders’ equity	$36,700	$42,308

See accompanying notes.

REAL GOODS SOLAR, INC.

Condensed Consolidated Statements of Operations

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
(in thousands, except per share data)	2013	2012	2013	2012
	(unaudited)		(unaudited)
Net revenue	$33,983	$26,358	$71,441	$66,061
Cost of goods sold	26,722	20,621	54,821	48,578

Gross profit	7,261	5,737	16,620	17,483

Expenses:
Selling and operating	6,599	7,924	18,916	23,439
General and administrative	1,547	3,214	5,126	6,408
Acquisition and other costs	555	—	555	—
Goodwill and other asset impairments	—	22,012	—	22,012

Total expenses	8,701	33,150	24,597	51,859

Loss from operations	(1,440)	(27,413)	(7,977)	(34,376)
Interest and other expense	(646)	(136)	(802)	(295)

Loss before income taxes	(2,086)	(27,549)	(8,779)	(34,671)
Income tax expense (benefit)	8	11,468	17	8,720

Net loss	$(2,094)	$(39,017)	$(8,796)	$(43,391)

Net loss per share:
Basic	$(0.07)	$(1.46)	$(0.31)	$(1.63)

Diluted	$(0.07)	$(1.46)	$(0.31)	$(1.63)

Weighted-average shares outstanding:
Basic	30,044	26,677	28,276	26,672

Diluted	30,044	26,677	28,276	26,672

See accompanying notes.

REAL GOODS SOLAR, INC.

Condensed Consolidated Statements of Cash Flows

	For the Nine Months Ended September 30,
(in thousands except share data)	2013	2012
	(unaudited)
Operating activities

Net loss	$(8,796)	$(43,391)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	762	799
Amortization	—	245
Share-based compensation	284	259
Deferred income tax expense (benefit)	—	8,655
Deferred interest on related party debt	610	—
Goodwill and other asset impairments	—	22,012
Change in fair value of common stock warrant liability	(355)	—
Changes in operating assets and liabilities, net of effects from acquisitions:
Accounts receivable, net	(2,637)	6,129
Costs in excess of billings on uncompleted contracts	4,617	(2,745)
Inventory, net	(1,223)	5,835
Other current assets	515	291
Accounts payable	1,159	(12,567)
Accrued liabilities	(2,336)	(315)
Billings in excess of costs on uncompleted contracts	(1,630)	(254)
Other current liabilities	358	(2,157)

Net cash used in operating activities	(8,672)	(17,204)

Investing activities
Purchase of property and equipment	(233)	(329)
Acquisition of subsidiary, net of cash acquired	(1,076)	—
Change in restricted cash	—	172

Net cash used in investing activities	(1,309)	(157)

Financing activities

Proceeds from issuance of common stock and warrants, net	8,414	—
Principal borrowings (payments) on revolving line of credit, net	(6,498)	6,500
Principal payments on debt and capital lease obligations, net	(97)	(275)
Exercise of stock options	74	—
Principal (repayments) borrowings from related parties	—	3,150

Net cash provided by financing activities	1,893	9,375

Net change in cash	(8,088)	(7,986)
Cash at beginning of period	10,390	11,813

Cash at end of period	$2,302	$3,827

Supplemental cash flow information
Income taxes paid	$17	$31
Interest paid	$112	$112

Non-cash items
Common stock warrant liability recorded in conjunction with equity funding	$4,037	$—
Issuance of warrants to purchase 212,535 shares in conjunction with bank debt extension	$278	$—
Class A common stock issued in conjunction with acquisition of subsidiary, 400,000 shares	$916	$—
Class A common stock issued to Gaiam, Inc. in conjunction with debt conversion, 62,111 shares	$100	$—

See accompanying notes.

Notes to Condensed Consolidated Financial Statements

1. Organization, Nature of Operations, and Principles of Consolidation

Real Goods Solar, Inc. (“the Company”) is a leading residential and commercial solar energy integrator. The Company incorporated in Colorado on January 29, 2008. The Company’s initial public offering of common stock occurred on May 7, 2008.

The Company has prepared the accompanying unaudited interim condensed consolidated financial statements in accordance with accounting principles generally accepted in the United States, or GAAP, including its accounts and those of its subsidiaries. Intercompany transactions and balances have been eliminated.

The unaudited condensed consolidated financial position, results of operations and cash flows for the interim periods disclosed in this report are not necessarily indicative of future financial results.

Certain prior period amounts have been reclassified to conform to the current period presentation.

Segment Information

Operating segments are defined as components of a company about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. The Company’s chief operating decision maker is the executive team. Based on the financial information presented to and reviewed by the chief operating decision maker in deciding how to allocate the resources and in assessing the performance of the Company, the Company has determined that it has a single operating and reporting segment. The Company’s principal operations, revenue and decision-making functions are located in the United States.

Liquidity and Financial Resources Update

The Company has experienced recurring losses in recent years, including $47.2 million for the fiscal year ended December 31, 2012 and a loss of $8.8 million for the nine months ended September 30, 2013. The Company believes investments in its selling and marketing efforts and reductions in operating expenses will significantly reduce future losses. The Company increased its financial resources during the nine months ended September 30, 2013. On June 3, 2013, the Company closed a private placement with unaffiliated investors resulting in the Company receiving net proceeds of $8.4 million (See Note 7. Shareholders’ uity). At September 30, 2013 the Company had cash of $2.3 million, and unused borrowing capacity of $6.5 million and no outstanding borrowings with Silicon Valley Bank.

The Company’s revolving line of credit with Silicon Valley Bank (See Note 4. Revolving Line of Credit) was extended on September 29, 2013. The revolving line of credit now matures on September 30, 2014.

The Company believes it has sufficient resources to operate through September 30, 2014. However, there can be no assurance that the Company will be able to continue to maintain sufficient receivables and maintain borrowing availability under the revolving line of credit, continue to reduce its losses, have sufficient resources to continue to invest in its selling and marketing efforts or to otherwise expand its business.

2. Significant Accounting Policies

The Company made no changes to its significant accounting policies during the three and nine months ended September 30, 2013.

Use of Estimates and Reclassifications

The preparation of the condensed consolidated financial statements requires management to make estimates and assumptions that affect the amounts reported in the condensed consolidated financial statements and accompanying notes. The Company regularly makes significant estimates and assumptions including, but not limited to, the collectability of accounts receivable, the valuation of inventories, the estimated total costs for long-term contracts used as a basis of determining percentage of completion for such contracts, the useful lives of equipment, the determination of accrued liabilities, the valuation of stock-based compensation, the valuation of warrant liabilities, and the determination of valuation allowances associated with deferred tax assets. The Company bases its estimates on historical experience and on various other assumptions believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ materially from those estimates.

Warrant Accounting

The Company accounts for common stock warrants and put options in accordance with applicable accounting guidance provided in Financial Accounting Standards Board (“FASB”) ASC 480, Liabilities – Distinguishing Liabilities from Equity, as either derivative liabilities or as equity instruments depending on the specific terms of the warrant agreement. The common stock warrants are accounted for as a liability due to a provision for the warrant holder to request redemption, at the intrinsic value of the warrant, upon a change of control. We classify these derivative liabilities on the condensed consolidated balance sheets as a long term liability, which is revalued at each balance sheet date subsequent to the initial issuance. We use a modified binomial pricing model to value these derivative liabilities. The modified binomial pricing model, which is based, in part, upon unobservable inputs for which there is little or no market data, requires the Company to develop its own assumptions. The Company used the following assumptions for its common stock warrants. The risk-free interest rate for June 3, 2013 (issuance date) and September 30, 2013 were 1.03% and 1.39%, respectively. The volatility of the market price of the Company’s common stock for June 3, 2013 (issuance date) and September 30, 2013 were 102.93% and 102.12%, respectively. The expected average term of the warrants for June 3, 2013 and September 30, 2013 were 5 years and 4.75 years, respectively. There was no expected dividend yield for the warrants granted. In building the modified binomial model, the Company assumed a 15% probability of a change in control and used 20 nodes (See Note 3. Fair Value Measurements). As a result, if factors change and different assumptions are used, the warrant liability and the change in estimated fair value could be materially different. Changes in the fair value of the warrants are reflected in the condensed consolidated balance sheet as change in fair value of warrant liability, with an offsetting non-cash entry recorded as interest or other expense. In the event warrants are exercised or expire without being exercised, the fair value of the warrant liability is reduced by the number of warrants exercised or expired multiplied by the then fair value of the each warrant.

3. Fair Value Measurements

The Company complies with the provisions of FASB ASC No. 820, Fair Value Measurements and Disclosures (“ASC 820”), in measuring fair value and in disclosing fair value measurements at the measurement date. ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements required under other accounting pronouncements. FASB ASC No. 820-10-35, Fair Value Measurements and Disclosures- Subsequent Measurement (“ASC 820-10-35”), clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. ASC 820-10-35-3 also requires that a fair value measurement reflect the assumptions market participants would use in pricing an asset or liability based on the best information available. Assumptions include the risks inherent in a particular valuation technique (such as a pricing model) and/or the risks inherent in the inputs to the model.

ASC 820-10-35 discusses valuation techniques, such as the market approach (comparable market prices), the income approach (present value of future income or cash flow), and the cost approach (cost to replace the service capacity of an asset or replacement cost). The statement utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

Level 1 Inputs – Level 1 inputs are unadjusted quoted prices in active markets for assets or liabilities identical to those to be reported at fair value. An active market is a market in which transactions occur for the item to be fair valued with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 Inputs – Level 2 inputs are inputs other than quoted prices included within Level 1. Level 2 inputs are observable either directly or indirectly. These inputs include: (a) Quoted prices for similar assets or liabilities in active markets; (b) Quoted prices for identical or similar assets or liabilities in markets that are not active, such as when there are few transactions for the asset or liability, the prices are not current, price quotations vary substantially over time or in which little information is released publicly; (c) Inputs other than quoted prices that are observable for the asset or liability; and (d) Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 Inputs – Level 3 inputs are unobservable inputs for an asset or liability. These inputs should be used to determine fair value only when observable inputs are not available. Unobservable inputs should be developed based on the best information available in the circumstances, which might include internally generated data and assumptions being used to price the asset or liability.

When determining the fair value measurements for assets or liabilities required or permitted to be recorded at and/or marked to fair value, the Company considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability. When possible, the Company looks to active and observable markets to price identical assets. When identical assets are not traded in active markets, the Company looks to market observable data for similar assets.

The following tables summarize the basis used to measure certain financial assets and liabilities at fair value on a recurring basis in the condensed consolidated balance sheets:

Balance at September 30, 2013 (in thousands, except per share data)	Total	Quoted Prices in Active Markets for Identical Items (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Common stock warrant liability	$4,037	$—	$—	$4,037

The following tables show reconciliations of the beginning and ending balances for liabilities measured at fair value on a recurring basis using significant unobservable inputs (i.e. Level 3) for the nine months ended September 30, 2013:

Common Stock Warrant Liability	Fair Value Measurements Using Significant Unobservable Inputs
Beginning of period	$—
Issuance of common stock warrants	4,392
Change in the fair value of common stock warrant liability	(355)

Fair value of common stock warrant liability at September 30, 2013	4,037

The following tables summarize the basis used to measure certain financial assets and liabilities at fair value on a non-recurring basis in the condensed consolidated balance sheets:

Balance at September 30, 2013 (in thousands, except per share data)	Total	Quoted Prices in Active Markets for Identical Items (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Common stock warrant liability	$(1,181)	$—	$—	$(1,181)

The following tables show reconciliations of the beginning and ending balances for liabilities measured at fair value on a non-recurring basis using significant unobservable inputs (i.e. Level 3) for the nine months ended September 30, 2013:

Common Stock Warrant Liability	Fair Value Measurements Using Significant Unobservable Inputs
Beginning of period	$—
Assets acquired and liabilities assumed, net	(1,181)

Fair value of assets acquired and liabilities assumed, net at September 30, 2013	(1,181)

The following summarizes the valuation technique for assets and liabilities measured and recorded at fair value:

Common stock warrant liability: For our level 3 securities, which represent common stock warrants, fair value is based on a modified binomial pricing model which is based, in part, upon unobservable inputs for which there is little or no market data, requiring the Company to develop its own assumptions (See Note 2. Significant Accounting Policies). The Company used a market approach to valuing the derivative liabilities.

Assets acquired and liabilities assumed, net: For our level 3 assets, which represent assets acquired and liabilities assumed, net of Syndicated Solar, Inc., fair value is based upon unobservable inputs for which there is little or no market data, requiring the Company to develop its own assumptions (See Note 2. Significant Accounting Policies). The Company used a market approach to valuing the assets and liabilities.

4. Revolving Line of Credit

Under a loan agreement, as amended (“SVB Loan”), with Silicon Valley Bank, the Company has a revolving line of credit that provides for advances for the lesser of $6.5 million or a borrowing base availability of 75% of eligible accounts receivable. At September 30, 2013, our borrowing base availability was $6.5 million. All borrowings are collateralized by a security interest in substantially all of the Company’s assets other than its interests in Alteris Project Financing Company LLC, and bear interest at the greater of the bank’s prime rate or 4.00% plus 4.75%. The interest rate accruing on borrowings during a Streamline Period (as defined in the SVB Loan) is the greater of the bank’s prime rate or 4.00%, plus 2.00%. The original maturity date for the SVB Loan was August 31, 2012; following several amendments to the agreement, the maturity date of the SVB Loan was extended to September 30, 2014. The line of credit has a facility fee of 0.5% per year of the average daily unused portion of the available line of credit during the applicable calendar quarter. The Company may reserve up to $500,000 for stand-by letters of credit under the line of credit. The SVB Loan establishing the line of credit contains various covenants, including a covenant requiring compliance with a liquidity ratio. In accordance with the terms of the SVB Loan, the Company paid the final payment fee of $40,000 when the SVB Loan was extended on September 29, 2013. As of September 30, 2013, the Company had no outstanding borrowings under the revolving line of credit.

Pursuant to the second and third loan modification agreements for the SVB Loan, on March 26, 2013 and March 27, 2013, the Company issued warrants to SVB to purchase 106,557 and 105,978 shares of Class A common stock at per share exercise prices of $1.83 and $1.84, respectively (collectively, the “SVB Warrants”). Each warrant expired 7 years from the date of issuance. The company determined the warrants had a combined estimated fair value of $278,000 on the dates of their issuances, which the Company recognized as discounts to the SVB Loan, with the offsets recorded to additional paid-in capital. The Company determined the fair values of the warrants using the Black-Scholes valuation model, which is affected by historical stock price volatility as well as the Company’s assumptions regarding expected life (level three of the fair value hierarchy). The SVB Loan discounts are amortized to interest expense over the remaining term of the SVB Loan using the interest method. On June 18, 2013, SVB exercised the warrants in a cashless transaction, resulting in the net issuance of 78,973 shares of Class A common stock to SVB. As of September 30, 2013, the SVB Loan discounts were fully amortized.

On May 10, 2013, the Company entered into a consent agreement with SVB to extend until September 30, 2013 the requirement that it obtain net proceeds of not less than $3.4 million from borrowings under a new subordinated debt agreement. In addition, until receipt of such proceeds, the Company agreed to deposit with Silicon Valley Bank $500,000 of unrestricted cash, which it was required to maintain under the terms of the SVB Loan, in a restricted account at the bank. On June 3, 2013, the Company closed on the private placement of Class A common shares and warrants described in Note 6, realizing net proceeds of $8.4 million. SVB determined that the private placement meets the terms of the consent agreement.

Subsequent Event

On November 5, 2013, the Company entered into a Fifth Loan Modification Agreement with SVB. As amended, SVB agreed to extend to the Company a term loan of up to $2.0 million in addition to the existing $6,500,000 revolving line of credit under the SVB Loan. The term loan matures on September 29, 2014. The Company is required to make monthly payments of interest only with respect to the term loan with the aggregate principal balance of the term loan, together with any accrued but unpaid interest, due and payable on the maturity date. The Company may prepay the term loan in whole or in part at any time without penalty. The proceeds of the term loan are required to be used to repay in full the outstanding indebtedness owed to Gaiam. SVB fully funded the term loan on November 5, 2013 at the Company’s request.

5. Related Party Debt

The Company’s outstanding related party debt at September 30, 2013 consisted of $2.6 million from Gaiam and $4.2 million from Riverside.

The Gaiam loans mature as follows: $1.0 million on April 26, 2014 and $1.6 million on April 30, 2014. These loans bear interest at an annual rate of 10% and are subordinated to the Company’s SVB Loan. On April 23, 2013, the Company entered into a conversion agreement with Gaiam pursuant to which the principal amount of Gaiam’s $1.7 million promissory note dated March 27, 2013 was reduced by $100,000 in exchange for 62,111 shares of Class A common stock. The conversion ratio was determined based on the closing market price of the Company’s Class A common stock on the date of the agreement.

On May 21, 2013, the Company and Riverside extended the maturity dates of two loans in the aggregate principal amount of $3.2 million made by Riverside to the Company. The maturity date of a $3.0 million loan was extended from May 4, 2014 to September 3, 2014 and the maturity date of a $150,000 loan was extended from June 20, 2014 to October 29, 2014. These loans bear interest at an annual rate of 10% and are subordinated to the Company’s SVB Loan.

Accrued interest on the Company’s related party debt was $610,000 at September 30, 2013 and is reported in accrued liabilities on our condensed consolidated balance sheet.

Gaiam and Riverside hold approximately 9.9% and 25.8% of the Company’s outstanding Class A common stock, respectively, as of September 30, 2013. Each is also a creditor of the Company. Pursuant to the terms of a Shareholders Agreement, Gaiam and Riverside each has the right to designate a certain number of individuals for appointment or nomination to our Board of Directors, tied to their respective ownership of our Class A common stock.

The table below details transactions, based on Forms 4 filed by Gaiam with the Securities and Exchange Commission, during the nine months ended September 30, 2013, initiated by Gaiam relative to the Company’s Class A shares:

Transaction Date	Transaction	Number of Shares
May 28, 2013	Sold	5,994,500
September 13, 2013	Sold	1,000,000

On June 11, 2013, Gaiam’s Chairperson resigned as the Company’s Chairperson. There are no amounts payable to Gaiam, other than debt and accrued interest, as of September 30, 2013.

Subsequent Event

On November 5, 2013, the Company entered into an agreement with Gaiam and Riverside whereby Gaiam agreed that upon receipt of an amount equal to $2.1 million all of the Company’s outstanding indebtedness and obligations under the Amended and Restated Promissory Note dated March 27, 2013 in the original principal amount of $1.7 million and the Amended and Restated Promissory Note dated March 27, 2013 in the original principal amount of $1.0 million will be repaid in full.

The balance of the Company’s indebtedness owed to Gaiam under these notes as of the date of the agreement was $2.6 million. The agreement also provides that the aggregate principal amount outstanding under the Gaiam Notes immediately before repayment will be reduced by $200,000 to reflect that Gaiam will be deemed to have purchased from the Company the Company’s tenant leasehold improvements pursuant to and in accordance with the terms of the Second Amendment to Lease, dated March 28, 2013, between the Company and Gaiam for the Company’s Louisville, Colorado office building. Therefore, the payoff results in a discount of $300,000. The Company used the proceeds of the term loan under the SVB Loan together with other available cash on hand to make the $2.1 million payment to Gaiam.

6. Debt and Capital Lease Obligations

The Company’s debt, other than related party debt, consisted of the following at September 30, 2013:

(in thousands, except installment amounts and interest rates)	September 30, 2013
Notes payable to finance companies for the purchase of vehicles and equipment in 36 to 60 monthly installments totaling $8,810, including interest ranging from 2.9% to 10.35%. The notes are secured by vehicles and equipment	$91
Less – current portion of debt	(82)

Debt, net of current portion	$9

Maturities of debt are as follows:

(in thousands)	Years Ending December 31,
2013	$24
2014	65
2015	2

$91

The Company has vehicles financed under capital leases. The cost of the capitalized leased assets included in property and equipment is $2.1 million and $2.0 million at September 30, 2013 and December 31, 2012, respectively. Accumulated amortization of capitalized leased assets was $1.5 million and $1.3 million at September 30, 2013 and December 31, 2012, respectively. Amortization expense for capitalized leased assets was $54,000 and $40,000 for each of the three months ended September 30, 2013 and 2012, and $188,000 and $115,000 for the nine months ended September 30, 2013 and 2012, respectively.

Our future minimum lease payments and capital lease obligations are as follows:

(in thousands)	At September 30, 2013
Year ending December 31,
2013	$101
2014	214
2015	173
2016	33
2017	12

Total future minimum lease payments	533
Less – amounts representing interest	(33)

Total capital lease obligations	500
Less – current portion of capital lease obligations	(234)

Capital lease obligations, net of current portion	$266

The current portions of debt and capital lease obligations are recorded in other current liabilities on the condensed consolidated balance sheet. Debt and capital lease obligations, each net of current portion, are recorded in other liabilities on the condensed consolidated balance sheet.

7. Shareholders’ Equity

During the three-month period ended September 30, 2013, the Company did not issue any shares of Class A common stock in lieu of cash compensation, to its independent directors for services rendered. During the nine-month period ended September 30, 2013, the Company issued 6,923 shares of Class A common stock in lieu of cash compensation, to its independent directors for services rendered during 2013. Additionally, the Company issued 185,000 and 803,,000 options to purchase shares of Class A common stock upon vesting and exercise to employees, during the three- and nine-month periods ending September 30, 2013, respectively.

During March 2013, the Company issued warrants to purchase shares of our Class A common stock pursuant to the SVB Loan (see Note 3. Revolving Line of Credit). On June 18, 2013, SVB completed a cashless exercise of the SVB warrants resulting in the Company issuing 78,973 shares of Class A common stock to SVB. The cashless exercise is based on the closing price of the Company’s Class A common stock on the day before notification of exercise is received. On June 17, 2013, the Company’s Class A common stock closed at $2.92 per share.

On June 3, 2013, the Company closed the private placement contemplated by the Securities Purchase Agreement entered into on May 24, 2013 with unaffiliated investors. Upon closing, the Company issued 3,366,974 shares of Class A common stock at a purchase price of $2.75 per share, or $9.3 million in the aggregate, and warrants to purchase up to an aggregate of 1,683,488 shares of Common Stock with an exercise price of $2.75 per share, which are immediately exercisable and have a term of 5 years. The Company received net proceeds of $8.4 million after offering expenses. Proceeds from the transaction will be used for general corporate and working capital purposes.

The Company reviewed the accounting treatment for the warrants issued and determined that they met the applicable requirement under ASC 480 for classification as a liability (See Note 3. Fair Value Measurements). Under the terms of a registration rights agreement between the Company and the investors, the Company filed a Form S-3 Registration Statement with the SEC on June 20, 2013, for the purpose of registering under the Securities Act the shares of common stock issued pursuant to the private placement and the shares of common stock to be issued upon exercise of the warrants issued pursuant to the private placement. The SEC declared the registration statement effective on July 3, 2013.

8. Share-Based Payments

During the three and nine-month periods ended September 30, 2013, the Company granted 185,000 and 803,000 new stock options, respectively, and cancelled 38,900 and 227,380 stock options, respectively, under its 2008 Long-Term Incentive Plan. The new stock options vest at 2% per month for the 50 months beginning in the eleventh month after date of grant.

On January 29, 2013, for 114 non-officer employees, the Company repriced their existing options to $1.00 per share, which represented the closing market price of the Class A common stock on that date. This modification resulted in total incremental share-based compensation expense of $63,000, with $25,000 immediately recognizable and $38,000 to be expensed over the remaining vesting periods of the options.

Total share-based compensation expense recognized was $91,000 and $0 for the three months ended September 30, 2013 and 2012, respectively, and $284,000 and $280,000 for the nine months ended September 30, 2013 and 2012, respectively, and is reported in general and administrative expenses on our condensed consolidated statements of operations.

9. Income Taxes

The Company performed assessments of the realizability of its net deferred tax assets generated during the three and nine months ended September 30, 2013, considering all available evidence, both positive and negative. As a result of these assessments, the Company concluded that it was more likely than not that none of its net deferred tax assets would be recoverable through the reversal of temporary differences and near term normal business results. During the three months ended September 30, 2013, the Company increased its valuation allowance by $7.8 million and recognized no tax benefit for losses incurred during the period. During the nine months ended September 30, 2013, the Company increased its valuation allowance by $9.3 million and recognized no tax benefit for losses incurred during the nine-month period ended September 30, 2013.

10. Net Loss Per Share

Basic net loss per share excludes any dilutive effects of options or warrants. The Company computes basic net loss per share using the weighted average number of shares of Class A common stock outstanding during the period. The Company computes diluted net loss per share using the weighted average number of shares of Class A common stock and common stock equivalents outstanding during the period. The Company excluded common stock equivalents of 2.4 million and 2.5 million for the three months ended September 30, 2013 and 2012, respectively, and 2.5 million and 2.2 million for the nine months ended September 30, 2013 and 2012, respectively, from the computation of diluted net loss per share because their effect was antidilutive. The following table sets forth the computation of basic and diluted net loss per share:

	Three Months Ended September 30,		Nine Months Ended September 30,
(in thousands, except per share data)	2013	2012	2013	2012
Numerator for basic and diluted net loss per share	$(2,094)	$(39,017)	$(8,796)	$(43,391)
Denominator:
Weighted average shares for basic net loss per share	30,044	26,677	28,276	26,672
Effect of dilutive securities:
Weighted average of stock options, restricted stock awards, and warrants	—	—	—	—

Denominators for diluted net loss per share	30,044	26,677	28,276	26,672

Net loss per share – basic	$(0.07)	$(1.46)	$(0.31)	$(1.63)

Net loss per share – diluted	$(0.07)	$(1.46)	$(0.31)	$(1.63)

11. Acquisition

On August 9, 2013, the Company purchased certain assets and assumed certain current liabilities of Syndicated Solar, Inc. (“Syndicated”). The acquired assets include executed end user customer agreements together with associated solar energy systems in various stages of completion and various systems used by Syndicated to acquire new customers. The acquisition enables the Company to expand its residential solar operations in Colorado and California and to expand its sales presence into the state of Missouri. In connection with the acquisition, the former chief executive officer of Syndicated joined the Company as president of the residential division. The purchase consideration comprised cash of $250,000 and 400,000 shares of the Company’s Class A common stock, with an aggregate fair value of $916,000 based on the closing price of the Company’s Class A common stock on the acquisition date.

The table below summarizes the determination of fair value of the purchase consideration in the acquired business as of the acquisition date (in thousands):

Cash	$250
Common stock	916

Total purchase consideration	$1,166

The table below summarizes the preliminary assessment of the estimated fair values of the assets acquired and liabilities assumed at the acquisition date (in thousands). The Company is in the process of obtaining third-party valuations of the assets acquired and liabilities assumed. Accordingly, the preliminary amounts of these assets reflected in the table below are subject to change. The value of the identifiable intangibles will be established through the third party review, and the estimated value below is expected to change. To the extent the value of the identifiable intangibles is reduced, goodwill may be recorded. Because the valuation of the associated intangibles has not been completed, no amortization was recorded related to the intangibles for the three months ended September 30, 2013. Such amount is not expected to be material.

Description	Amount
Assets:
Cash	$90
Accounts receivable, net	580
Construction in progress	1,083
Other current assets	105

Current assets	1,858
Fixed assets	176
Other assets	9

Total assets acquired	$2,043

Liabilities:
Accounts payable	$2,220
Deferred revenue	946
Other current liabilities	58

Total current liabilities	3,224

Total liabilities assumed	3,224

Total identifiable net assets at fair value	$(1,181)
Intangibles	2,347

Total purchase consideration	$1,166

The Company assumed $2.2 million in accounts payable on the date of acquisition. Concurrent with the acquisition, the Company paid $1.0 million to the vendor and recorded an accrued liability in the amount of $600,000. The vendor’s terms require six monthly payments of $100,000 through February 2014.

Syndicated also has the potential to earn up to $250,000 in additional earn-out payments following the close of the 2013 fiscal year and an additional 1.3 million shares of unregistered Class A common stock in performance based earn-outs over the period August 9, 2013 to December 31, 2015. If earned, these payments will be recorded as compensation expense as earned.

Pro forma financial information is not presented as the acquisition is not material to the condensed consolidated statements of operations. The revenue and earnings of the acquired business were not material to the condensed consolidated financial statements.

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors and Shareholders of Mercury

Energy, Inc. and Subsidiary

We have audited the accompanying consolidated financial statements of Mercury Energy, Inc. and Subsidiary (the “Company”), which comprise the consolidated balance sheets as of December 31, 2012 and 2011, and the related consolidated statements of operations, changes in stockholders’ equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Mercury Solar Systems, Inc. and Subsidiary as of December 31, 2012 and 2011, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

/s/ UHY LLP

New York, New York

April 30, 2013

MERCURY ENERGY AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)	December 31, 2012	December 31, 2011
Assets
Current assets
Cash and cash equivalents	$8,756	$12,611
Restricted cash	66	50
Accounts receivable, net of allowance for doubtful accounts of $993 and $990 as of December 31, 2012 and 2011, respectively	4,436	7,801
Costs and estimated earnings in excess of billings	3,219	5,871
Inventory, net	1,725	3,967
Current deferred tax asset	535	366
Other current assets	677	838

Total current assets	19,414	31,504
Property and equipment, net	1,111	2,041
Intangible assets, net	17	47
Goodwill	3,665	37,434
Other assets	255	93
Deferred tax asset	3,769	—

Total assets	$28,231	$71,119

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable	$4,091	$7,942
Accrued expenses	1,533	1,375
Deferred revenue and customer deposits	1,491	2,557
Due to sellers	—	325
Billings in excess of costs and estimated earnings	356	8,140

Total current liabilities	7,471	20,339
Non-current liabilities
Deferred tax liability	—	898
Dividends (Note 11)	2,831	1,954

Total liabilities	$10,302	$23,191

Shareholders’ equity
Preferred stock, $.001 par value per share Series 1 convertible 5% cumulative and participating, 25,000,000 shares authorized, 15,575,000 shares issued at December 31, 2012 and 2011, respectively, liquidation preference of $29,333 and 26,218 at December 31, 2012 and 2011, respectively	$14,219	$14,219
Common stock, 50,000,000 shares authorized, 22,555,058 shares issued at December 30, 2012 and 2011, respectively	23	23
Additional paid-in capital	27,409	28,166
Retained earnings (accumulated deficit)	(23,722)	5,520

Total shareholders’ equity	17,929	47,928

Total liabilities and shareholders’ equity	$28,231	$71,119

See notes to consolidated financial statements.

MERCURY ENERGY AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,
(in thousands)	2012	2011
Net revenues	$32,931	$84,523
Cost of revenues	23,084	67,953

Gross profit	9,847	16,570

Operating expenses:
Sales and marketing	3,267	6,697
Other operating	3,443	3,531
General and administrative	2,210	3,749
Depreciation and amortization	883	1,214
Non-cash stock based compensation expense	119	195

Total operating expenses before impairment of goodwill, contingent consideration from business combinations, and severance expense	9,922	15,387

(Loss) income from operations before impairment of goodwill, contingent consideration from business combinations, and severance expense	(75)	1,183

Impairment of goodwill	33,769	—
Contingent consideration from business combinations	—	390
Severance expense	248	—

Total impairment of goodwill, contingent consideration from business combinations and severance expense	34,017	390

(Loss) income from operations	(34,092)	793
Other expenses:
Interest expense, net of interest income	3	9
Loss on sale of fixed assets	45	70

Total other expenses	48	79

Loss (income) before income taxes	34,139	715
Income tax (benefit) expense	(4,897)	432

Net (loss) income	$(29,242)	$283

See notes to consolidated financial statements.

MERCURY ENERGY, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

Years Ended December 31, 2012 and 2011

	Cumulative Participating		Common Stock		Additional Paid-In Capital	Contingent Consideration	Retained Earnings	Total Shareholders’ Equity
	Preferred Stock
	Shares	Amount	Shares	Amount
	(in thousands, except for shares)
Balance at January 1, 2011	15,575,000	$14,219	16,683,972	$17	$19,363	$9,087	$5,237	$47,923
Issuance of common stock in connection with contingent consideration	—	—	195,434	—	362	—	—	362
Non-cash stock based compensation	—	—	—	—	195	—	—	195
Dividends	—	—	—	—	(835)	—	—	(835)
Contingent stock consideration	—	—	5,675,652	6	9,081	(9,087)	—	—
Net income	—	—	—	—	—	—	283	283

Balance at December 31, 2011	15,575,000	14,219	22,555,058	23	28,166	—	5,520	47,928
Non-cash stock based compensation	—	—	—	—	119	—	—	119
Dividends	—	—	—	—	(876)	—	—	(876)
Net income	—	—	—	—	—	—	(29,242)	(29,242)

Balance at December 31, 2012	15,575,000	$14,219	22,555,058	$23	$27,409	$—	$(23,722)	$17,929

See notes to consolidated financial statements.

MERCURY ENERGY, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
(in thousands)	2012	2013
Net (loss) income	$(29,242)	$283
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities
Depreciation and amortization	943	1,267
Bad debt expense	203	252
Non-cash stock based compensation expense	119	195
Loss in disposal of fixed assets	45	70
Deferred income tax	(4,836)	307
Impairment of goodwill	33,769	—
Non-cash settlement of contingent consideration for prior year acquisition	—	362
Changes in operating assets and liabilities, net of effects of acquisitions
Accounts receivable	3,162	(238)
Costs and estimated earnings in excess of billings	2,652	1,894
Inventory	2,242	7,428
Other current and non-current assets	(1)	192
Accounts payable	(3,850)	(7,045)
Accrued expenses	158	346
Deferred revenue and customer deposits	(1,066)	1,491
Income taxes payable	—	(20)
Billings in excess of costs and estimated earnings	(7,784)	4,521

Net cash provided by (used in) operating activities	(3,486)	11,305

Investing activities
Purchases of property and equipment	(28)	(741)
Cash paid to sellers	(325)	(1,327)
Increase in restricted cash	(16)	—

Net cash used in investing activities	(369)	(2,068)

Net (decrease) increase in cash and cash equivalents	(3,855)	9,237
Cash and cash equivalents, beginning of period	12,611	3,374

Cash and cash equivalents, end of period	$8,756	12,611

Supplemental cash flow information
Cash paid during the period for:
Interest	$11	$9

Income taxes	$271	$134

Supplemental non-cash information
Common stock issued in settlement of contingent consideration liability	$—	$9,449

Dividends accrued	$876	$835

See notes to consolidated financial statements.

1.	Nature of Business and Organization:

Mercury Energy Inc., through its wholly-owned subsidiary, Mercury Solar Systems, Inc. (collectively the “Company”) is primarily engaged in the design and installation of solar energy systems for utility, commercial, and residential clients in New York, New Jersey, Massachusetts, Connecticut, Maryland, and Pennsylvania. The solar energy systems are primarily Photovoltaic (“PV”) systems for the production of electricity. These systems reduce a customer’s need for third party produced electricity.

The Company was incorporated under the laws of the State of New York in June 2008 and began operations in July 2008.

2.	Summary of Significant Accounting Policies:

Basis of Presentation. The consolidated financial statements include the accounts of Mercury Energy, Inc. (the “Parent”) and its wholly-owned subsidiary Mercury Solar Systems, Inc. (“MSS”). The consolidated financial statements are consolidated in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). All significant intercompany transactions have been eliminated.

Cash Equivalents. Cash and cash equivalents includes investments in highly liquid investments with original maturities of three months or less. Cash is maintained in money market accounts and FDIC insured accounts at credit qualified financial institutions. At times, such amounts may exceed the FDIC insurance limits. At December 31, 2012 uninsured cash balances totaled approximately $8,268.

Restricted Cash. Certain of the Company’s contracts require the Company to maintain minimum cash balances in escrow. These cash amounts are classified in the balance sheets depending on when the cash will be contractually released. At December 31 2012 and 2011, such restricted cash amounts were $66 and $50, respectively.

Revenue Recognition. Revenue is derived from the installation of solar energy system contracts. These contracts require the Company to perform certain project-related tasks necessary to facilitate installations, procure and deliver system components on behalf of the customer, and complete installations that deliver a functioning solar power system. Systems are generally installed within three to twelve months from contract signing. The Company anticipates longer installation times as it continues to build larger systems. Revenue from the installation of a system is recognized when (1) persuasive evidence of an arrangement exists, (2) delivery has occurred and/or services have been rendered, (3) the sales price is fixed or determinable and (4) collection of the resulting receivable is reasonably assured.

The Company recognizes revenue in accordance with the revenue recognition guidance of the FASB Codification. Revenue arising from fixed price contracts is recognized as work is performed based on the percentage of incurred costs to estimated total forecasted costs utilizing the most recent estimates of total costs incurred to date and those anticipated to be incurred through the completion of the project. If instances arise where current estimates of total revenue for contracts indicate a loss, a provision for the entire loss on the contract would be recorded.

Cost of revenues include all direct material, labor and subcontract costs. Job materials are considered installed materials when they are permanently attached or fitted to the solar power system as required by the job’s engineering design. Shipping and handling costs are included in the cost of revenues.

Costs and Estimated Earnings in Excess of Billings represent revenue recognized in excess of amounts billed. Billings in Excess of Costs and Estimated Earnings represents billings and payments in excess of revenue recognized.

Accounts Receivable and Allowance for Doubtful Accounts. Accounts receivable consist of trade receivables due from customers and subsidies due from various federal, state and local agencies. Subsidies due from federal, state and local agencies include rebates (the “Solar Rebates”) and other incentives (the “Solar Incentives”) and are generally paid after the installation of a pre-approved solar system. Most contracts include some form of subsidy. Subsidies may be paid by the agencies directly to the Company or to the Customer, who then pays the Company.

The Company regularly evaluates the collectability of its accounts receivable. An allowance for doubtful accounts is maintained for estimated credit losses. When estimating the adequacy of its reserve, the Company considers a number of factors including the aging of a customer’s account, creditworthiness of specific customers, historical trends and other information. The Company considers the collectability of outstanding subsidy amounts to be low credit risk even though certain amounts may take over one year from the start of a project before they are finally collected. Receivables are eliminated from the allowance when management assesses a customer balance is no longer collectible.

Costs and Estimated Earnings in Excess of Billings. Costs and estimated earnings in excess of billings, principally on uncompleted contracts, arise in the consolidated balance sheets when revenues have been recognized but the amounts cannot be billed under the terms of the contracts. Such amounts are recoverable from customers upon various measures of performance, including achievement of certain milestones, completion of specified units, or completion of a contract.

Billings in Excess of Costs and Estimated Earnings. Billings in excess of costs and estimated earnings on contracts in the accompanying consolidated balance sheets is comprised of cash collected from clients and billings to clients on contracts in advance of work performed, advance payments negotiated as a contract condition and estimated losses on uncompleted contracts. The majority of the unearned project-related costs are expected to be earned over the next twelve months.

We record provisions for estimated losses on uncompleted contracts in the period in which such losses become known. The cumulative effects of revisions to contract revenues and estimated completion costs are recorded in the accounting period in which the amounts become evident and can be reasonably estimated. These revisions can include such items as the effects of change orders and claims, warranty claims, liquidated damages or other contractual penalties.

Concentration of Credit Risk. The financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents and accounts receivable. As of December 31, 2012, a portion of the Company’s cash and cash equivalents of approximately $2,060 have been invested in money market funds through the Company’s account with Oppenheimer and Co. Inc. (“OPCO”).

Significant Customers. For the year ended December 31, 2012, 39% of the Company’s revenue was attributed to four customers. For the year ended December 31, 2011, 18% of the Company’s revenue was attributed to one customer. The revenue from these customers amounted to $13,250 and $15,394 in 2012 and 2011, respectively.

Significant Vendors. During 2012, the Company had one vendor who accounted for 20% of purchases. During 2011, the Company had one vendor who accounted for 10% of purchases. Total purchases from these vendors amounted to $7,282 and $7,794 in 2012 and 2011, respectively.

Fair Value of Financial Instruments. In accordance with accounting for Fair Value Measurements and Disclosures, the FASB Codification (“the Codification”) defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles and enhances disclosures about fair value measurement.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Valuation techniques used to measure fair value, as required by the Codification, must maximize the use of observable inputs and minimize the use of unobservable inputs.

The Company measures certain financial assets and liabilities at fair value on a recurring basis in the financial statements. The hierarchy ranks the quality and reliability of inputs, or assumptions, used in the determination of fair value and requires financial assets and liabilities carried at fair value to be classified and disclosed in one of the following three categories:

•	Level 1 – quoted prices in active markets for identical assets and liabilities;

•	Level 2 – inputs other than Level 1 quoted prices that are directly or indirectly observable; and

•	Level 3 – unobservable inputs that are not corroborated by market data.

Inventory. Inventory, principally purchased goods, are stated at the lower of cost or market using the first-in first-out (“FIFO”) method.

Property and Equipment. Property and equipment is stated at cost less accumulated depreciation. Depreciation of property and equipment is computed using the straight-line method over the following estimated useful lives:

Construction equipment	4 years
Vehicles	4 years
Computer software and equipment	3 years
Furniture and office equipment	4 years

Intangible Assets. Intangible assets consist of customer relationships, non-compete and solicitation agreements and trade names that were acquired or arose from the Company’s acquisitions. Intangible assets are amortized on a straight line basis as follows:

Customer relationships	18 months
Non-compete agreements	2 – 3 years
Trade names	15 years

Long-lived Asset. Management reviews long-lived assets, including definite lived intangibles and property, for possible impairment when circumstances indicate the carrying amount of an asset may not be recoverable based on the undiscounted cash flows of the asset.

If the carrying amount of an asset may not be recoverable, a write-down to fair value is recorded. Fair values are determined based on discounted cash flows, quoted market values or external appraisals, as applicable. Long-lived assets are reviewed for impairment at the individual asset or the asset group level for which the lowest level of independent cash flows can be identified. Management has determined that no impairment charge was necessary as of December 31, 2012 and 2011.

Goodwill. Goodwill represents the excess of acquisition cost over the fair value of net assets acquired using the purchase method of accounting in accordance with accounting for Business Combinations. Goodwill will be reviewed for impairment annually, or when events arise that could indicate that an impairment exists. The Company tests for goodwill impairment using a two-step process. The first step compares the fair value of the reporting unit with the unit’s carrying value, including goodwill. When the carrying value of the reporting unit is greater than fair value, the unit’s goodwill may be impaired, and accordingly, the second step must be completed to measure the amount of the goodwill impairment charge, if any. In the second step, the implied fair value of the reporting unit’s goodwill is compared with the carrying amount of the unit’s goodwill. If the carrying amount is greater than the implied fair value, the carrying value of the goodwill must be written down to its implied fair value. The fair values of the reporting units are estimated using the income approach net present value of discounted cash flows generated by each reporting unit.

Management’s judgment regarding the existence of potential impairment is based on factors such as adverse changes in the Company’s operating results, cash flows, and unfavorable changes in the market conditions and other economic factors. During 2012, the Company determined that a change in circumstances had occurred which indicated that the carrying value of goodwill may not be recoverable. Accordingly, during the fourth quarter of 2012, the Company recognized an impairment loss of $33,769, in its consolidated statement of operations for the year ended December 31, 2012. Management believes there was no impairment to the carrying value of goodwill as of December 31, 2011.

Manufacturer and Installation Warranties. The Company provides its customers with a warranty against defects in material or installation workmanship. Solar panels, inverters and racking systems (“Major System Components”) are covered under manufacturer warranties. In the event that a Major System Component needs to be replaced within the manufacturer’s warranty period, the Company will replace the defective item and is reimbursed for its services by the manufacturer. Manufacturer warranties on Major System Components have a warranty range of 5 to 25 years. The Company assists customers in the event that a manufacturer’s warranty needs to be used to replace a defective Major System Component.

The Company provides for a workmanship warranty on the installation of a system and all equipment and incidental supplies other than the Major System Components that are covered under manufacturer warranties. The warranty period is typically 5 years; however, in certain instances, the Company may increase this warranty up to 10 years. The Company evaluates the need for a provision for the installation warranty, within costs of revenues, based on historical experience and future expectations of the probable cost to be incurred in honoring its warranty commitment.

Due to Sellers. Due to sellers represents the cash portion of amounts accrued and unpaid for contingent consideration related to the Company’s acquisitions.

Income Taxes. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

In accordance with Accounting for Income Taxes, the Codification prescribes the minimum recognition threshold an income tax position is required to meet before being recognized in the financial statements and applies to all income tax positions. Each income tax position is assessed using a two-step process. A determination is first made as to whether it is more likely than not that the income tax position will be sustained, based upon technical merits, upon examination by the taxing authorities. If the income tax position is expected to meet the more likely than not criteria, the benefit recorded in the financial statements equals the largest amount that is greater than 50% likely to be realized upon its ultimate settlement. The Company records income tax related interest and penalties as a component of the provision for income tax expense.

Advertising Expenses. All advertising costs, which are included in sales and marketing expense, are expensed as incurred. Advertising expense amounted to approximately $150 and $332 in 2012 and 2011, respectively.

Use of Estimates. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Share-Based Compensation Expense. The Company recognizes all share-based payments to employees and to non-employee directors as compensation for service on the Board of Directors in the consolidated financial statements based on the fair values of such payments. Stock-based compensation expense is recognized based on the estimated fair value of share-based payment awards and amortized over the service period. Forfeitures are estimated at the time of grant and revised, if necessary in subsequent periods if actual forfeitures differ from those estimates.

There were 350,000 options granted during 2012 and 800,000 options granted in 2011. The fair value of the stock options was estimated at the grant date using the Black-Scholes option pricing model with the following weighted average assumptions:

	For the Year Ended December 31,
	2012	2011
Expected dividend yield	—	—
Risk-free interest rate	0.67% - 1.93%	2.24%
Expected term (in years)	5 to 10 years	5 years
Expected volatility	54.54% - 62.98%	50.00%
Weighted-average grant date fair value per share	$0.03	$0.03

Reclassifications. Certain reclassifications have been made to prior year financial statements to conform to the current year presentation.

Subsequent Events. For purposes of preparing this consolidated financial statement the Company considered events through April 30, 2013, the date the consolidated financial statements were available for issuance.

3.	Contingent Consideration:

The Company completed acquisitions in years prior to 2011 for EOS Energy Solutions (“EOS”), K Star Corp. of NY (“K Star”), and Mercury Solar Systems, LLC (“Mercury”). Under the respective agreements for these transactions, certain contingent consideration was earned. During 2011, the Company entered into settlement agreements with the sellers of Mercury with regard to the final cash and stock payments due as contingent consideration. The fair value of the cash portion of the contingent consideration amounted to $325 for Mercury and was classified as a liability under the caption “due to sellers” on the balance sheet as of December 31, 2011. The fair value of the share portion of the contingent consideration amounted to $44 and $9,043 for K Star and Mercury, respectively, and was paid in Parent stock as of December 31, 2011.

The Company’s acquisition of EOS provided for supplemental consideration (the “Incentive Consideration”) to be paid in two incentive payments. The additional consideration above the estimated amount that was required as a result of the final determination of the Incentive Consideration was considered an expense and presented on the consolidated statement of operations. The expense in the consolidated statement of operations for consideration paid above the estimated amount was $390 for the year ended December 31, 2011.

4.	Costs and Estimated Earnings:

Costs and estimated earnings on uncompleted contracts and related amounts billed as of December 31, 2012 and 2011 were as follows:

	2012	2011
Costs incurred on uncompleted contracts	$19,165	$26,620
Estimated earnings, thereon	8,204	10,255

	27,369	36,875
Less: billings to date	24,506	39,144

	$2,863	$(2,269)

Such amounts were included in the accompanying Balance Sheets at December 31, 2012 and 2011 under the following captions:

	2012	2011
Costs and estimated earnings in excess of billings on uncompleted contracts	$3,219	$5,871
Billings in excess of costs and estimated earnings on uncompleted contracts	(356)	(8,140)

	$2,863	$(2,269)

5.	Inventory:

Inventory consists primarily of solar panels, inverters, racking, and balance of systems. A valuation allowance is provided for obsolete and slow moving inventory to write cost down to net realizable value (market), if necessary. At December 31, inventory, net consisted of the following:

	2012	2011
Inventory	$2,221	$4,030
Less: Allowance	(496)	(63)

	$1,725	$3,967

6.	Property and Equipment:

Property and equipment consist of the following at December 31:

	2012	2011
Vehicles	$1,612	$1,673
Furniture and office equipment	1,013	1,006
Computer software and equipment	786	783
Construction equipment	378	368

	3,790	3,830
Less: accumulated depreciation	(2,678)	(1,789)

	$1,111	$2,041

Depreciation expense for the years ended December 31, 2012 and 2011 was approximately $914 and $942, respectively. For the years ended December 31, 2012 and 2011, approximately $60 and $53 of depreciation expense was included in cost of revenues.

7.	Intangible Assets:

Intangible assets are summarized as follows:

	Amortization Period	Balance at January 1, 2012	Amortization/ Impairment charge	Balance at December 31, 2012
Amortized intangible assets:
Non-compete agreements	2 - 3 years	$27	$(27)	$—
Trade names	15 years	19	(2)	17

Total amortized intangible assets		$46	$(29)	$17

	Amortization Period	Balance at January 1, 2011	Amortization/ Impairment charge	Balance at December 31, 2011
Amortized intangible assets:
Customer relationships	18 months	$8	$(8)	$—
Non-compete agreements	2 - 3 years	342	(315)	27
Trade names	15 years	21	(2)	19

Total amortized intangible assets		$371	$(325)	$47

Amortization expense was approximately $29 and $325 for the years ended December 31, 2012 and 2011, respectively.

Estimated future annual amortization expense is as follows:

Years Ending December 31,
2013	$2
2014	2
2015	2
2016	2
2017	2
Thereafter	7

$17

8.	Goodwill:

The changes in the carrying amount of goodwill are as follows at December 31:

	2012	2011
Balance at beginning of year	$37,434	$37,434
Impairment loss	(33,769)	—

Balance at end of year	$3,665	$37,434

Based on the results of the annual test for impairment of goodwill, an impairment loss of $33,769 was recognized for the goodwill associated with the acquisitions of Energy Enterprises, Inc., EOS Energy Solutions, K-Star Corp. of NY and Mercury Solar Systems, LLC for the year ended December 31, 2012. The impairment resulted from a combination of factors including adverse changes in the Company’s operating results, cash flows, and unfavorable changes in market conditions and other economic factors.

9.	Warranties:

The following summarizes the changes in the Company’s aggregate liability under product warranties, included in accrued expenses on the Company’s balance sheet as of December 31:

	2012	2011
Beginning balance	$418	$343
Accrual for warranties issued during the period, net	79	75

Ending balance	$497	$418

10.	Income Taxes:

Income tax (benefit) expense consists of the following at December 31:

	2012	2011
Current:
Federal	$(122)	$17
State	61	109

	(61)	126

Deferred:
Federal	(4,170)	259
State	(666)	47

	(4,836)	306

Income tax (benefit) expense	$(4,897)	$432

The expected income tax rate was 34% whereas the actual rate was 14.3% and 61.9% for the years ended 2012 and 2011, respectively. The total income tax rate differs from the expected income tax rate principally due to accrual to return adjustments, permanent differences and changes in the blended state income tax rate.

The Company’s deferred income tax assets and liabilities are as follows as of December 31:

	2012	2011
Current deferred tax assets:
Bad debt allowances and other	$469	$363
Accrued bonus	54	—
Inventory	12	3

Total current deferred tax asset	$535	$366

Non-current deferred tax assets (liabilities):
Goodwill	3,949	(532)
Plant and equipment	(394)	(551)
Intangibles	178	185
Net operating loss	36	—

Total non-current deferred tax assets (liabilities)	$3,769	$(898)

The Company generated a net operating loss of $170 in 2012 which will be applied to reduce the Company’s tax liability in previous years. The expected tax refund is approximately $58 and is recorded in other current assets on the balance sheet at December 31, 2012.

The Company does not currently anticipate any significant increase or decrease of the total amount of unrecognized tax benefits within the next 12 months.

The Company files a consolidated U.S. federal income tax return, as well as income tax returns in various states. None of the Company’s income tax returns are currently under examination by the Internal Revenue Service (“IRS”) or state authorities. However, fiscal years 2009 and later remain subject to examination by the IRS and respective states.

11.	Shareholders’ Equity:

Series 1 Convertible 5% Cumulative Preferred Stock. In July 2008, in conjunction with the acquisitions, the Company issued 15,575,000 shares in Series 1 Convertible 5% Preferred Stock (the “Series 1 Preferred Stock”) to investors for approximately $15,400 in cash and the conversion of notes payable due to affiliates of certain founding investors.

A summary of certain of the rights and preferences held by the Series 1 Preferred Stockholders are as follows:

Dividends. Commencing after July 31, 2009, the Series 1 Preferred Stockholders are entitled to receive dividends at the rate of 5% of the original purchase price per share, per annum, compounded annually, payable, when and if declared by the Company’s board of directors in cash and/or common stock at the option of the Company. Such dividends shall be cumulative, to the extent unpaid, whether or not they have been declared and whether or not the Corporation may legally pay the dividends. At December 31, 2012, the Company has accrued $2,831 in dividends payable.

Conversion. All outstanding shares of Series 1 Preferred Stock may be converted at any time at the option of the holder. Additionally, all outstanding shares of Series 1 Preferred Stock are required to be automatically converted into shares of Company Common Stock, at the then applicable conversion price (i) upon the vote of 67% of the outstanding shares of Series 1 Preferred Stock, or (ii) on the date of the closing of the sale of shares of Common

Stock of the Company in a public offering pursuant to an effective registration statement resulting in at least $25 million of aggregate gross proceeds (before deduction for underwriter’s discounts or expenses relating to the issuance) to the Company at a price per share of at least $3.00 (subject to adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the common stock).

Voting Rights. So long as at least 50% of the originally issued shares of Series 1 Preferred Stock are outstanding, the consent of the holders of at least 67% of the then outstanding shares of Series 1 Preferred Stock, voting separately as a class, shall be required for the following actions, among other actions:

(i)	the amendment of the Company’s certificate of incorporation or by-laws in a manner which affects the designations, powers, rights, preferences or privileges, or the qualifications, limitations or restrictions of the Series 1 Preferred Stock;

(ii)	the creation, authorization or issuance of shares having any preference or priority to the Series 1 Preferred Stock;

(iii)	effecting a Change of Control;

(iv)	increasing or decreasing the size of the Board of Directors;

(v)	unless the Board of Directors otherwise approves,

a.	increasing or decreasing the authorized number of shares of Series 1 Preferred Stock,

b.	materially changing the nature of the Company’s business, or

c.	making any acquisitions of capital stock or assets of another entity, and

(vi)	other actions as set forth in the certificate of incorporation.

On all other matters, the Series 1 Preferred Stock shall vote on an as-converted basis together with the Common Stock.

Liquidation and Redemption. In the event of (i) any voluntary or involuntary liquidation, dissolution or winding up of the Company, or (ii) change of control as defined in the Company’s amended and restated certificate of incorporation, the holders of Series 1 Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Company available for distribution to its stockholders, but before any payment shall be made to the holders of Common Stock, an amount in cash or other property equal to the greater of:

a.	(i) the price paid for the Series 1 Preferred Stock (“Series 1 Original Issue Price”) plus,

(ii) an amount equal to 20% per annum (in lieu of any accrued dividend) of the Series 1 Original Issue Price, without adjustment, multiplied by the number of shares of Series 1 Preferred Stock issued as of the Series 1 Original Issue Date (“Series 1 Initial Investment”) up to 100% of such Series 1 Initial Investment (collectively, the amounts determined under (i) and (ii) is referred to as the “Accreted Liquidation Preference”), or

b.	an amount equal to the pro rata share of any assets available for distribution to such holders had all shares of Series 1 Preferred Stock been converted into Common Stock. Any remaining assets after such distributions to the holders of Series 1 Preferred Stock shall be distributed among the holders of Common Stock, in proportion to the shares of Common Stock then held by such holders.

The total liquidation preference as of December 31, 2012 amounted to $29,333 (including $13,758 in lieu of accrued dividends) or $1.88 per share. The total liquidation preference existing at December 31, 2011 amounted to $26,218 (including $10,643 in lieu of accrued dividends) or $1.68 per share.

Common Stock. In March of 2008, the Company sold 136.13 shares of its Common stock for proceeds of $12 to an affiliate of OPCO. Prior to the Company’s offering of the Series 1 Preferred Stock and issuing the shares for the acquisitions, the Company increased its authorized common shares to 50,000,000 and executed a stock split of approximately 8,325 to 1, thereby increasing its outstanding common shares to 2,798,333. During 2010, the Company issued 67,567 shares as part of the acquisition of EOS valued at $125 and issued 11,324,322 shares valued at $17,090 as part of contingent consideration for prior acquisitions bringing the total common shares outstanding as of December 31, 2010 to 16,683,972. During 2011, the Company issued 5,871,086 shares valued a

$9,443 in connection with the contingent consideration for prior acquisitions bringing the total common shares outstanding as of December 31, 2011 to 22,555,058. During 2012, the Company issued no common shares.

Warrants. In connection with a private placement in 2008, the Company issued warrants to the placement agent for the purchase of 898,500 shares of the Company’s common stock at an exercise price per share of $1.10 and an expiration date of July 31, 2013. The fair value of these warrants ($0) was estimated using the Black-Scholes pricing model with the following weighted average assumptions: a risk-free interest rate of 0.23%, an expected life of five years, an expected volatility factor of 62.98% and a dividend yield of 0.0%. As of December 31, 2012 and 2011, these warrants were outstanding and exercisable.

12.	Stock Options:

During 2008, the Company’s board of directors approved an Incentive Stock Option Plan (the “Plan”) pursuant to which 750,000 shares of Common Stock were reserved for the grant of options to officers, directors, employees, and consultants at terms and prices to be determined by the board of directors. In August 2009, the board increased the number of shares of Common Stock reserved to 1,500,000. The Plan specifies that the exercise price of incentive stock options cannot be less than 100% of the fair market value of the stock on the date of grant. Options granted under the Plan generally vest over a three or four-year period. The employee must be employed by the Company on the vesting date in order to vest in any shares that period. Vested options are exercisable for five years from the date of grant; however, if the employee is terminated for cause, any unvested options as of the date of termination will be forfeited. The Plan provides for certain exercise rights of the optionee for reasons other than cause.

Consolidated share-based compensation expense related to the Plan was approximately $119 and $195 for the years ended December 31, 2012 and 2011, respectively.

Additional information with respect to this stock option plan is summarized as follows:

		Number of common shares
			Weighted- Avg. Exercise Price
		Available for Grant
	Outstanding
Balance at January 1, 2011	791,509	708,471	$1.54
Granted	800,000	(800,000)	0.70
Forfeited	(48,848)	48,848	1.74
Cancelled	(32,138)	32,138	1.42

Balance at December 31, 2011	1,510,523	(10,543)	$1.09

Granted	350,000	(350,000)	0.66
Forfeited	(89,617)	89,617	1.49
Cancelled	(190,906)	190,906	1.18

Balance at December 31, 2012	1,580,000	(80,020)	$0.94

The Company issued stock options in excess of the available shares of the Plan in December 2012 and 2011 of 80,020 and 10,543, respectively.

The weighted average remaining contractual life of options issued at December 31, 2012 and 2011 is 3.9 and 2.6 years, respectively. The total number of options vested at December 31, 2012 and 2011 is 1,023,368 and 600,757, respectively. Compensation cost of approximately $41 has not yet been recognized on non-vested awards. The weighted average period over which it is expected to be recognized is 1.1 years.

	Nonvested Options	Weighted Average Fair Value
Nonvested options at January 1, 2011	458,822	$0.82
Granted	800,000	0.20
Vested	(400,208)	0.20
Forfeited	(48,848)	0.18

Nonvested options at December 31, 2011	809,766	$0.38
Granted	350,000	—
Vested	(481,380)	0.18
Forfeited	(89,617)	0.11

Nonvested options at December 31, 2012	588,769	$0.07

13.	Commitments and Contingencies:

Non-cancelable Operating Leases. The Company has various non-cancelable operating leases for its locations in Port Chester, NY, Long Island, NY, Mays Landing, NJ, and Philadelphia, PA with terms ranging through September 2014. The Company also rents additional office space in New York, and New Jersey on a month-to-month basis. Total rent expense for the years ended December 31, 2012 and 2011 was approximately $736 and $771, respectively.

The future minimum lease payments on non-cancellable operating leases at December 31, 2012 are as follows:

Years Ending December 31,
2013	$455
2014	252

$707

Computer Application Service Fees. The Company signed an agreement (the “Agreement”) with Salesforce.com whereby Salesforce.com provides a web-based customer relationship management software. The term of the Agreement is for three years, effective May 4, 2011, and provides for a retainer in the amount of $52 to be paid quarterly.

Contingencies. The Company is the defendant in a number of claims relating to matters arising in the normal course of business. The amount of liability, if any, from the claims cannot be determined with certainty; however, the Company has reserved for probable costs that may be incurred based upon management’s opinion of the outcome of the claims. Due to the uncertainties in the settlement processes, it is at least reasonably possible that management’s estimate of the outcome will change within in the next year.

14.	Related Party Transactions:

OPCO. OPCO served as the exclusive placement agent for a private placement consummated during 2008 and earned a placement agent fee of $0.6 million that was paid from the proceeds of the private placement. In addition to the cash fee earned, OPCO (the “Registered Holder”) on behalf of its financial advisor received a warrant to purchase 898,500 of the Company’s common shares at an exercise price of $1.10 per share (the “Registered Holder Warrant”). At its option, on or before July 31, 2013 (the “Exercise Period”), the Registered Holder may exercise its right to purchase common shares on a cash or cashless basis. The Registered Holder Warrant will be automatically exercised on a cashless basis at the conclusion of the Exercise Period.

As of December 31, 2012 and 2011, approximately $2,060 and $2,001, respectively, of the Company’s cash and cash equivalents were held in a money market fund at OPCO.

ECNY Electrical Contractors, Inc. (“ECNY”) and Mr. Anthony Coshigano. On July 31, 2008, the Company entered into a services agreement with ECNY, which is owned by Mr. Coshigano, who is one of the Company’s executives and a stockholder. The agreement provides the Company with supplemental electrical services personnel to support its solar installation efforts. The Company has no obligation to use ECNY and is only billed for services under executed statements of work. This agreement is for an initial term of two years which ended on July 31, 2010 and includes automatic one- year renewals unless either party notifies the other of its intention not to renew the agreement. The contract was renewed in 2012. The services purchased in 2012 and 2011 under the agreement amounted to approximately $4 and $89, respectively.

15.	Retirement Plan

In May 2012, the Company established the Mercury Solar Systems 401(k) Plan (the “Plan”) which is available to all employees. The Company may make a discretionary matching contribution of a percentage determined by the Company that shall apply to all eligible persons for the entire Plan year. The Company did not contribute to the Plan as of December 31, 2012.

MERCURY ENERGY, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)	September 30, 2013	December 31, 2012
Assets
Current assets
Cash and cash equivalents	$10,606	$8,756
Restricted cash	54	66
Accounts receivable, net	2,292	4,436
Costs and estimated earnings in excess of billings	612	3,219
Inventory, net	1,119	1,725
Project assets	239	—
Current deferred tax asset	1,406	535
Other current assets	448	677

Total current assets	16,776	19,414
Property and equipment, net	539	1,111
Intangible assets, net	16	17
Goodwill	3,665	3,665
Other assets	570	255
Deferred tax assets	3,833	3,769

Total assets	$25,399	$28,231

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable	$2,583	$4,091
Accrued expenses	1,157	1,533
Billings in excess of costs and estimated earnings	1,209	356
Other current liabilities	307	1,491

Total current liabilities	5,256	7,471
Other liabilities	4,352	2,831

Total liabilities	$9,608	$10,302

Shareholders’ equity:
Preferred stock, $0.001 par value per share Series 1 convertible 5% cumulative and participating, 25,000,000 shares authorized, 15,575,000 shares issued at June 30, 2013 and December 31, 2012, respectively, liquidation preference of $30,890 and $29,333 at June 30, 2013 and December 31, 2012	$14,219	$14,219
Common stock, 50,000,000 shares authorized, 22,555,058 shares issued at June 30, 2013 and December 31, 2012, respectively	23	23
Additional paid-in capital	26,793	27,409
Retained earnings (accumulated deficit)	(25,244)	(23,722)

Total shareholders’ equity	15,791	17,929

Total liabilities and shareholders’ equity	$25,399	$28,231

MERCURY ENERGY, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
(in thousands, except share and per share data)	2013	2012	2013	2012
	(unaudited)		(unaudited)
Net revenue	$2,616	$8,494	$10,295	$29,227
Cost of goods sold	1,129	5,817	6,695	21,415

Gross profit	1,487	2,677	3,600	7,812

Expenses:
Selling and operating	1,176	1,663	3,676	5,221
General and administrative	267	498	967	1,850
Depreciation and amortization	150	229	514	724
Non-cash, stock-based compensation	18	39	66	128
Severance expense	—	—	—	285

Total expenses	1,611	2,429	5,223	8,208

Loss from operations	(124)	248	(1,623)	(396)
Interest and other expense	(6)	4	(10)	(53)
Transaction-related expense	(411)	—	(411)	—

Loss before income taxes	(541)	252	(2,044)	(449)
Income tax benefit	529		529	—

Net loss	$(12)	$252	$(1,515)	$(449)

Net loss per share:
Basic	$(0.03)	$(0.01)	$(0.10)	$(0.02)

Diluted	$(0.03)	$(0.01)	$(0.10)	$(0.02)

Weighted-average shares outstanding:
Basic	22,555	22,555	22,555	22,555

Diluted	22,555	22,555	22,555	22,555

MERCURY ENERGY, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine months ended
(in thousands, except share data) )	September 30, 2013	September 30, 2012
Net (loss) income	$(1,515)	$(449)
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities
Depreciation and amortization	514	724
Bad debt expense	(223)	203
Non-cash stock based compensation expense	66	128
Loss on disposal of fixed assets	34	47
Deferred income tax	(941)	(83)
Changes in operating assets and liabilities
Accounts receivable	2,367	2,549
Costs and estimated earnings in excess of billings	2,607	(166)
Inventory	606	1,303
Other current and non-current assets	(325)	14
Accounts payable	(1,508)	(2,448)
Accrued expenses	(376)	181
Billings in excess of costs and estimated earnings	853	(6,143)
Other liabilities	(345)	—

Net cash provided by (used in) operating activities	1,814	(4,140)

Investing activities
Purchases of property and equipment	24	(29)
Cash paid to sellers	—	(325)

Net cash used in investing activities	24	(354)

Net (decrease) increase in cash and cash equivalents	1,838	(4,494)
Cash and cash equivalents, beginning of period	8,822	12,661

Cash and cash equivalents, end of period	$10,660	8,167

Supplemental cash flow information
Cash paid during the period for:
Interest	$6	$9

Supplemental non-cash information
Dividends accrued	$684	$501

ANNEX A

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

AMONG

REAL GOODS SOLAR, INC.,

REAL GOODS MERCURY, INC.

and

MERCURY ENERGY, INC.

dated as of

August 8, 2013

(continued)

(continued)

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (this “Agreement”), is entered into as of August 8, 2013, by and among Mercury Energy, Inc., a Delaware corporation (the “Company”), Real Goods Solar, Inc., a Colorado corporation (“Parent”), and Real Goods Mercury, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”).

RECITALS

WHEREAS, the parties intend that Merger Sub be merged with and into the Company, with the Company surviving that merger on the terms and subject to the conditions set forth herein;

WHEREAS, in the Merger, upon the terms and subject to the conditions of this Agreement, each share of the Company’s Common Stock, par value $.001 per share (“Company Common Stock”), and Series 1 Preferred Stock, par value $.001 per share (“Company Preferred Stock” and, together with Company Common Stock,, “Company Stock”) will be cancelled and, to the extent applicable hereunder, converted into the right to receive the Merger Consideration;

WHEREAS, the Board of Directors of the Company (the “Company Board”) has (a) determined that it is in the best interests of the Company and its stockholders, and declared it advisable, to enter into this Agreement with Parent and Merger Sub, (b) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, and (c) resolved, subject to the terms and conditions set forth in this Agreement, to recommend adoption of this Agreement by the stockholders of the Company;

WHEREAS, certain members of the Board of Directors of the Company have agreed to vote the shares of Company Stock owned by such members in favor of this Agreement and the Merger at the Company Stockholder Meeting pursuant to the Pre-Closing Agreement;

WHEREAS, the respective Boards of Directors of Parent and Merger Sub have, on the terms and subject to the conditions set forth in this Agreement, unanimously approved this Agreement;

WHEREAS, for federal income tax purposes, it is intended by Parent, Merger Sub and the Company that the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, and that this Agreement shall constitute a plan of “reorganization”;

WHEREAS, contemporaneously with the execution and delivery of this Agreement, Parent is entering into Employment Offer Letters and Non-Competition Agreements with certain members of the Company’s management;

WHEREAS, the parties desire to make certain representations, warranties, covenants and agreements in connection with the Merger and the transactions contemplated by this Agreement and also to prescribe certain conditions to the Merger.

NOW, THEREFORE, in consideration of the foregoing and of the representations, warranties, covenants and agreements contained in this Agreement, the parties, intending to be legally bound, agree as follows:

ARTICLE I

DEFINED TERMS

Section 1.01 Defined Terms. Except as otherwise expressly provided herein, capitalized terms used in this Agreement and its Schedules, Exhibits, Appendices and Annex shall have the following meanings:

“Acceptable Confidentiality Agreement” means a confidentiality agreement that contains confidentiality provisions that are no less favorable to the Company than those contained in the Confidentiality Agreement.

“Additional Escrow Shares” has the meaning set forth in Section 3.04(b).

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly controls, is controlled by or is under common control with, such first Person. For the purposes of this definition, “control” (including, the terms “controlling,” “controlled by” and “under common control with”), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that Person, whether through the ownership of voting securities, by Contract or otherwise. Notwithstanding the foregoing, neither Oppenheimer & Co. Inc. nor any of its Affiliates shall be deemed to be Affiliates of the Company or any of its Subsidiaries for purposes of this Agreement.

“Allocation Percentage” means, with respect to any stockholder of the Company, the percentage equal to the quotient of (a) aggregate Closing Date Merger Consideration received by such stockholder pursuant to this Agreement, divided by (b) the aggregate Closing Date Merger Consideration received all stockholders of the Company pursuant to this Agreement.

“Agreement” has the meaning set forth in the Preamble.

“Average Closing Price” means, subject to Section 8.03(d), the volume weighted average of the per share prices of the Parent Common Stock on the Nasdaq Capital Market for the twenty (20) consecutive trading days ending two days prior to the Effective Time.

“Book-Entry Shares” has the meaning set forth in Section 3.02(a).

“Business Day” means any day, other than Saturday, Sunday or any day on which banking institutions located in Denver, Colorado are authorized or required by Law or other governmental action to close.

“Buyer Indemnified Parties” has the meaning set forth in Section 9.02.

“Cap” has the meaning set forth in Section 9.02(b).

“Certificate” has the meaning set forth in Section 3.01(c).

“Certificate of Merger” has the meaning set forth in Section 2.03.

“Charter Documents” has the meaning set forth in Section 4.01(b).

“Closing” has the meaning set forth in Section 2.02.

“Closing Balance Sheet” has the meaning set forth in Section 3.03(b).

“Closing Date” has the meaning set forth in Section 2.02.

“Closing Date Merger Consideration” has the meaning set forth in Section 3.02(b).

“Closing Working Capital” has the meaning set forth in Section 3.03(b).

“Closing Working Capital Statement” has the meaning set forth in Section 3.03(b).

“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, and as codified in Section 4980B of the Code and Section 601 et. seq. of ERISA.

“Code” has the meaning set forth in Section 3.06.

“Commission” means the Securities and Exchange Commission.

“Company” has the meaning set forth in the Preamble.

“Company Acquisition Agreement” has the meaning set forth in Section 6.03(a).

“Company Adverse Recommendation Change” has the meaning set forth in Section 6.03(a).

“Company Board” has the meaning set forth in the Recitals.

“Company Board Recommendation” has the meaning set forth in Section 4.03(d).

“Company Common Stock” has the meaning set forth in the Recitals.

“Company Employee” has the meaning set forth in Section 4.19(a).

“Company Employee Plans” has the meaning set forth in Section 4.19(a).

“Company ERISA Affiliate” means, with respect to any Person, any other Person that, together with such first Person, would be treated as a single employer within the meaning of Section 414(b), (c), (m) or (o) of the Code.

“Company IP” has the meaning set forth in Section 4.12(b).

“Company IP Agreements” means all licenses, sublicenses, consent to use agreements, covenants not to sue and permissions and other Contracts, including the right to receive royalties or any other consideration, whether written or oral, relating to Intellectual Property and to which the Company or any of its Subsidiaries is a party or under which the Company or any of its Subsidiaries is a licensor or licensee.

“Company Material Adverse Effect” means any event, occurrence, fact, condition or change that is, or would reasonably be expected to become, individually or in the aggregate, materially adverse to (i) the business, results of operations, condition (financial or otherwise), or assets of the Company and its Subsidiaries, taken as a whole, or (ii) the ability of the Company to consummate the transactions contemplated hereby on a timely basis; but excluding (i) effects resulting from general economic or capital market conditions, but only to the extent such conditions do not disproportionately adversely affect the Company; (ii) conditions affecting companies in the industry in which the Company conducts its business generally, but only to the extent such conditions do not disproportionately adversely affect the Company, (iii) any change in GAAP generally applicable to any business entity, or (iv) any effect arising out of or resulting from acts of terrorism or war.

“Company Material Contract” has the meaning set forth in Section 4.23(a).

“Company-Owned IP” means all Intellectual Property owned or purported to be owned by the Company or any of its Subsidiaries.

“Company Preferred Stock” has the meaning set forth in the Recitals.

“Company Privacy Policy” has the meaning set forth in Section 4.14(a).

“Company Proxy Statement” has the meaning set forth in Section 4.24.

“Company Stock” has the meaning set forth in the Recitals.

“Company Stockholders Meeting” means the special meeting of the stockholders of the Company to be held to consider the adoption of this Agreement.

“Company Termination Fee” means an amount equal to $500,000.

“Confidentiality Agreement” has the meaning set forth in Section 6.02.

“Consent” has the meaning set forth in Section 4.03(c).

“Contracts” means any contracts, agreements, licenses, notes, bonds, mortgages, indentures, leases or other binding instruments or binding commitments, whether written or oral.

“Copyrights” is defined within the defined term Intellectual Property.

“Damages” means all actual out-of-pocket losses and damages (including the reasonable fees of outside counsel) incurred or suffered by such Person; provided, however, that exemplary, punitive, special, consequential, and incidental damages and any lost profits and decline or diminution in value (including damages calculated on multiples of earnings) are excluded from this definition of Damages (except to the extent such Damages are paid by such Person in connection with a third party claim).

“Deductible” has the meaning set forth in Section 9.02(a).

“DGCL” has the meaning set forth in Section 2.01.

“Disclosure Schedule” has the meaning set forth in the introductory language in Article IV.

“Dissenting Shares” has the meaning set forth in Section 3.05.

“D&O Indemnitees” has the meaning set forth in Section 6.12(a).

“Effective Time” has the meaning set forth in Section 2.03.

“End Date” has the meaning set forth in Section 8.02(a).

“Environmental Laws” means any applicable Law, and any Order or binding agreement with any Governmental Entity: (a) relating to pollution (or the cleanup thereof) or the protection of natural resources, endangered or threatened species, human health or safety, or the environment (including ambient air, soil, surface water or groundwater, or subsurface strata); or (b) concerning the presence of, exposure to, or the management, manufacture, use, containment, storage, recycling, reclamation, reuse, treatment, generation, discharge, transportation, processing, production, disposal or remediation of any Hazardous Substance. The term “Environmental Law” includes, without limitation, the following (including their implementing regulations and any state analogs): the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended by the Superfund Amendments and Reauthorization Act of 1986, 42 U.S.C. §§ 9601 et seq.; the Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act of 1976, as amended by the Hazardous and Solid Waste Amendments of 1984, 42 U.S.C. §§ 6901 et seq.; the Federal Water Pollution Control Act of 1972, as amended by the Clean Water Act of 1977, 33 U.S.C. §§ 1251 et seq.; the Toxic Substances Control Act of 1976, as amended, 15 U.S.C. §§ 2601 et seq.; the Emergency Planning and Community Right-to-Know Act of 1986, 42 U.S.C. §§ 11001 et seq.; the Clean Air Act of 1966, as amended by the Clean Air Act Amendments of 1990, 42 U.S.C. §§ 7401 et seq.; and the Occupational Safety and Health Act of 1970, as amended, 29 U.S.C. §§ 651 et seq.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Escrow Agent” means Computershare Trust Company, N.A.

“Escrow Agreement” means the escrow agreement, substantially in the form of Exhibit A hereto, to be executed and delivered by Parent, the Stockholder Representatives and the Escrow Agent, as escrow agent.

“Escrow Shares” has the meaning set forth in Section 3.04.

“Estimated Closing Balance Sheet” has the meaning set forth in Section 3.03(a).

“Estimated Closing Working Capital” has the meaning set forth in Section 3.03(a).

“Evaluation Date” has the meaning set forth in Section 5.18.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Agent” has the meaning set forth in Section 3.02(a).

“Exchange Schedule” has the meaning set forth in Section 3.02(a).

“Expenses” means, with respect to any Person, all reasonable and documented out-of-pocket fees and expenses (including all fees and expenses of counsel, accountants, financial advisors and investment bankers of such Person and its Affiliates), incurred by such Person or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement and any transactions related thereto, any litigation with respect thereto.

“Expiration Date” has the meaning set forth in Section 9.01.

“Gain Contingencies” means the aggregate amount of the income generated by Parent and/or reduction or elimination of the Company reserves relating to the matters set forth on Exhibit B (as amended or supplemented by the Company pursuant to Section 6.09(b)), in each case determined in accordance with GAAP.

“GAAP” means generally accepted accounting principles in effect in the United States, consistently applied, as in effect from time to time.

“Governmental Entity” has the meaning set forth in Section 4.03(c).

“Hazardous Substance” shall mean (a) any material, substance, chemical, waste, product, derivative, compound, mixture, solid, liquid, mineral or gas, in each case, whether naturally occurring or man-made, that is hazardous, acutely hazardous, toxic, or words of similar import or regulatory effect under Environmental Laws, and (b) any petroleum or petroleum-derived products, radon, radioactive materials or wastes, asbestos in any form, lead or lead-containing materials, urea formaldehyde foam insulation and polychlorinated biphenyls.

“Historical Financials” has the meaning set forth in Section 4.04.

“Indemnified Party” has the meaning set forth in Section 9.07(a).

“Indemnifying Company Stockholders” means the holders of outstanding shares of Company Stock immediately prior to the Effective Time that receives Merger Consideration in connection with the Closing.

“Indemnifying Party” has the meaning set forth in Section 9.07(a).

“Intellectual Property” means all intellectual property and other similar proprietary rights in any jurisdiction worldwide, whether registered or unregistered, including such rights in and to: (a) patents (including all reissues, divisions, provisionals, continuations and continuations-in-part, re-examinations, renewals and extensions thereof), patent applications, patent disclosures or other patent rights (“Patents”); (c) copyrights, design, design registration, and all registrations, applications for registration, and renewals for any of the foregoing, and any “moral” rights (“Copyrights”); (d) trademarks, service marks, trade names, business names, logos, trade dress, certification marks and other indicia of commercial source or origin together with all goodwill associated with the foregoing, and all registrations, applications and renewals for any of the foregoing (“Trademarks”); (e) trade secrets and business, technical and know-how information, databases, data collections and other confidential and proprietary information and all rights therein (“Trade Secrets”); (f) software, including data files, source code, object code, application programming interfaces, architecture, files, records, schematics, computerized databases and other software-related specifications and documentation (“Software”); and (g) internet domain name registrations.

“IRS” means the United States Internal Revenue Service.

“Knowledge” means, when used with respect to the Company, the actual knowledge of Jared Haines, Anthony Coschigano and Andrew Zaref, and the knowledge that each would be expected to have after a reasonable inquiry under the circumstances.

“Laws” means any domestic or foreign laws, common law, statutes, ordinances, rules, regulations, codes, Orders or legally enforceable requirements enacted, issued, adopted, promulgated, enforced, ordered or applied by any Governmental Entity.

“Lease” shall mean all leases, subleases and other agreements under which the Company or any of its Subsidiaries leases, uses or occupies, or has the right to use or occupy, any real property.

“Leased Real Estate” shall mean all real property that the Company or any of its Subsidiaries leases, subleases or otherwise uses or occupies, or has the right to use or occupy, pursuant to a Lease.

“Legal Action” has the meaning set forth in Section 4.16.

“Liability” shall mean any liability, indebtedness or obligation of any kind (whether accrued, absolute, contingent, matured, unmatured or otherwise, and whether or not required to be recorded or reflected on a balance sheet under GAAP).

“Liens” means, with respect to any property or asset, all pledges, liens, mortgages, charges, encumbrances, hypothecations, options, rights of first refusal, rights of first offer and security interests of any kind or nature whatsoever.

“Merger” has the meaning set forth in Section 2.01.

“Merger Consideration” means, collectively, the Closing Date Merger Consideration and the Post-Closing Merger Consideration.

“Merger Sub” has the meaning set forth in the Preamble.

“Most Recent Financials” has the meaning set forth in Section 4.04.

“Notice Period” has the meaning set forth in Section 6.03(d).

“Order” has the meaning set forth in Section 4.16.

“Output Performance Contracts” has the meaning set forth in Section 4.23(a)(x).

“Parent” has the meaning set forth in the Preamble.

“Parent Common Stock” has the meaning set forth in Section 3.02(b).

“Parent Material Adverse Effect” means any event, occurrence, fact, condition or change that is, or would reasonably be expected to become, individually or in the aggregate, materially adverse to (i) the business, results of operations, condition (financial or otherwise), or assets of Parent and its Subsidiaries, taken as a whole, or (ii) the ability of Parent to consummate the transactions contemplated hereby on a timely basis; but excluding (i) effects resulting from general economic or capital market conditions, but only to the extent such conditions do not disproportionately adversely affect Parent; (ii) conditions affecting companies in the industry in which Parent conducts its business generally, but only to the extent such conditions do not disproportionately adversely affect Parent, (iii) any change in GAAP generally applicable to any business entity, or (iv) any effect arising out of or resulting from acts of terrorism or war.

“Parent Proxy Statement” has the meaning set forth in Section 5.23.

“Parent Stockholders Meeting” means the special meeting of the stockholders of Parent to be held to consider the approval of the Merger and the issuance of the Parent Common Stock in connection with the Closing.

“Parent Termination Fee” means an amount equal to $400,000.

“Patents” is defined within the defined term Intellectual Property.

“Payment Fund” has the meaning set forth in Section 3.02(b).

“Permits” has the meaning set forth in Section 4.13(b).

“Permitted Liens” means (a) statutory Liens for current Taxes or other governmental charges not yet due and payable or the amount or validity of which is being contested in good faith (provided appropriate reserves required pursuant to GAAP have been made in respect thereof), (b) mechanics’, carriers’, workers’, repairers’ and similar statutory Liens arising or incurred in the ordinary course of business for amounts which are not delinquent or which are being contested in good faith (provided appropriate reserves required pursuant to GAAP have been made in respect thereof), (c) zoning, entitlement, building and other land use regulations imposed by Governmental Entities having jurisdiction over such Person’s owned or leased real property, which are not violated by the current use and operation of such real property, (d) covenants, conditions, restrictions, easements and other similar non-monetary matters of record affecting title to such Person’s owned or leased real property, which do not materially impair the occupancy or use of such real property for the purposes for which it is currently used in connection with such Person’s businesses, (e) any right of way or easement related to public roads and highways, which do not materially impair the occupancy or use of such real property for the purposes for which it is currently used in connection with such Person’s businesses, and (f) Liens arising under workers’ compensation, unemployment insurance, social security, retirement and similar legislation.

“Person” means any individual, corporation, limited or general partnership, limited liability company, limited liability partnership, trust, association, joint venture, Governmental Entity and other entity.

“Post-Closing Adjustment Amount” has the meaning set forth in Section 3.03(b).

“Post-Closing Merger Consideration” means the Post-Closing Adjustment Amount if due to holders of the Company Stock pursuant to Section 3.03(h).

“Pre-Closing Agreement” means that certain Voting Agreement by and among Timothy Greener, Peter Kaufmann, Richard D. White and Parent.

“Real Estate” means the Leased Real Estate.

“Registration Statement” has the meaning set forth in Section 6.06(a).

“Representatives” has the meaning set forth in Section 6.03(a).

“Requisite Company Vote” has the meaning set forth in Section 4.03(a).

“Retention Agreements” has the meaning set forth in Section 3.04(a).

“Retention Shares” has the meaning set forth in Section 3.04(c).

“SEC Reports” has the meaning set forth in Section 5.07.

“Securities Act” means the Securities Act of 1933, as amended.

“Software” is defined within the defined term Intellectual Property.

“Stockholder Indemnified Parties” has the meaning set forth in Section 9.05(a).

“Stockholder Representatives” means the individuals listed on the signature pages to this Agreement in their capacities as representatives of the stockholders of the Company.

“Subsidiary” means, when used with respect to any party any corporation or other organization, whether incorporated or unincorporated, a majority of the securities or other interests of which having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such party or by any one or more of its subsidiaries, or by such party and one or more of its subsidiaries.

“Superior Proposal” means a bona fide written Takeover Proposal involving the direct or indirect acquisition pursuant to a tender offer, exchange offer, merger, consolidation or other business combination, of all or substantially all of the Company’s consolidated assets or a majority of the outstanding Company Stock, that the Company Board determines in good faith is more favorable from a financial point of view to the holders of Company Stock than the transactions contemplated by this Agreement, taking into account (a) all financial considerations, (b) the identity of the third party making such Takeover Proposal, (c) the anticipated timing, conditions (including any financing condition or the reliability of any debt or equity funding commitments) and prospects for completion of such Takeover Proposal, (d) the other terms and conditions of such Takeover Proposal and the implications thereof on the Company, including relevant legal, regulatory and other aspects of such Takeover Proposal deemed relevant by the Company Board and (e) any revisions to the terms of this Agreement and the Merger proposed by Parent during the Notice Period set forth in Section 6.03(d).

“Surviving Corporation” has the meaning set forth in Section 2.01.

“Takeover Proposal” means a proposal or offer from, or indication of interest in making a proposal or offer by, any Person (other than Parent and its Subsidiaries, including Merger Sub) relating to any (a) direct or indirect acquisition of assets of the Company or its Subsidiaries (including any voting equity interests of Subsidiaries, but excluding sales of assets in the ordinary course of business) equal to fifteen percent (15%) or more of the fair market value of the Company’s consolidated assets or to which fifteen percent (15%) or more of the Company’s net revenues or net income on a consolidated basis are attributable, (b) direct or indirect acquisition of fifteen percent (15%) or more of the voting equity interests of the Company, (c) tender offer or exchange offer that if consummated would result in any Person beneficially owning fifteen percent (15%) or more of the voting equity interests of the Company, (d) merger, consolidation, other business combination or similar transaction involving the Company or any of its Subsidiaries, pursuant to which such Person would own fifteen percent (15%) or more of the consolidated assets, net revenues or net income of the Company, taken as a whole, or (e) liquidation or dissolution (or the adoption of a plan of liquidation or dissolution) of the Company or the declaration or payment of an extraordinary dividend (whether in cash or other property) by the Company.

“Tax(es)” means all federal, state, local, foreign and other income, gross receipts, sales, use, production, ad valorem, transfer, franchise, registration, profits, license, lease, service, service use, withholding, payroll, employment, unemployment, estimated, excise, severance, environmental, stamp, occupation, premium, property (real or personal), real property gains, windfall profits, customs, duties or other taxes, fees, assessments or charges of any kind whatsoever, together with any interest, additions or penalties with respect thereto whether disputed or not and including any obligation to indemnify or otherwise assume or succeed to the Tax liability of any other Person and any interest in respect of such additions or penalties.

“Tax Returns” means any return, declaration, report, claim for refund, information return or statement or other document required to be filed with or provided to any taxing authority in respect of Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Third-Party Claim” has the meaning set forth in Section 9.07(a).

“Trade Secrets” is defined within the defined term Intellectual Property.

“Trademarks” is defined within the defined term Intellectual Property.

“Trading Market” means whichever of the New York Stock Exchange, the NYSE MKT, the NASDAQ Global Select Market, the NASDAQ Global Market, the NASDAQ Capital Market or the OTC Bulletin Board on which the Parent Common Stock is listed or quoted for trading on the date in question.

“Transaction Expenses” means, whether or not paid by the Company or the Company’s stockholders before the Effective Time, the sum of (i) the amount of all fees, costs and expenses (including fees, costs and expenses of legal counsel, investment bankers, brokers or other representatives and consultants and associated expenses) incurred by the Company or any of its stockholders in connection with this Agreement or the transactions contemplated hereby at or prior to Closing, (ii) all fees payable by the Company to any of its stockholders or any Affiliate of any such Person in connection with this Agreement or the transactions contemplated hereby, or otherwise, (iii) all amounts payable by the Company to any officer, director or employee of the Company in the nature of a “change in control”, closing or signing bonus, severance or retention payment or similar payment in connection with this Agreement or the consummation of the transactions contemplated hereby, and (iv) all amounts payable by the Company members of the Company Board in connection with this Agreement or the consummation of the transactions contemplated hereby.

“Treasury Regulations” means the Treasury regulations promulgated under the Code.

“Voting Agreement” means the Voting Agreement by and among the Company, the holders of Company Preferred Stock, and certain of the holders of Company Common Stock dated as of July 31, 2008.

“Working Capital” means, as of any date of determination, the Company’s current assets less current liabilities, each as determined in accordance with GAAP. Exhibit C sets forth a sample calculation of the Company’s Working Capital as of December 31, 2012.

“Working Capital Target” means $10,000,000.00, minus the aggregate amount of any and all Transaction Expenses up to a maximum aggregate amount equal to $700,000.00; provided, however, if the Closing shall not have occurred by December 31, 2013, the Working Capital Target shall be reduced by $200,000 for each 30 day period after December 31, 2013 until the Closing.

“Year End Financials” has the meaning set forth in Section 4.04.

ARTICLE II

THE MERGER

Section 2.01 The Merger. On the terms and subject to the conditions set forth in this Agreement, and in accordance with the Delaware General Corporation Law (the “DGCL”), at the Effective Time, (a) Merger Sub will merge with and into the Company (the “Merger”), and (b) the separate corporate existence of Merger Sub will cease and the Company will continue its corporate existence under the DGCL as the surviving corporation in the Merger (sometimes referred to herein as the “Surviving Corporation”).

Section 2.02 Closing. Upon the terms and subject to the conditions set forth herein, the closing of the Merger (the “Closing”) will take place at 10:00 a.m., Denver, Colorado time, as soon as practicable (and, in any event, within three (3) Business Days) after satisfaction or, to the extent permitted hereunder, waiver of all conditions to the Merger set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted hereunder, waiver of all such conditions), unless this Agreement has been terminated pursuant to its terms or unless another time or date is agreed to in writing by the parties hereto. The Closing shall be held at the offices of Brownstein Hyatt Farber Schreck, LLP, 410 17th Street, Denver, Colorado, unless another place is agreed to in writing by the parties hereto, and the actual date of the Closing is hereinafter referred to as the “Closing Date”.

Section 2.03 Effective Time. Subject to the provisions of this Agreement, at the Closing, the Company, Parent and Merger Sub will cause a certificate of merger (the “Certificate of Merger”) to be executed, acknowledged and filed with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL and shall make all other filings or recordings required under the DGCL. The Merger will become effective at such time as the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or at such later date or time as may be agreed by the Company and Parent in writing and specified in the Certificate of Merger in accordance with the DGCL (the effective time of the Merger being hereinafter referred to as the “Effective Time”).

Section 2.04 Effects of the Merger. The Merger shall have the effects set forth herein and in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, from and after the Effective Time, all property, rights, privileges, immunities, powers, franchises, licenses and authority of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions and duties of each of the Company and Merger Sub shall become the debts, liabilities, obligations, restrictions and duties of the Surviving Corporation.

Section 2.05 Certificate of Incorporation; By-laws. At the Effective Time, (a) the certificate of incorporation of Merger Sub shall be the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with the terms thereof or as provided by applicable Law, and (b) the by-laws of Merger Sub as in effect immediately prior to the Effective Time shall be the by-laws of the Surviving Corporation until thereafter amended in accordance with the terms thereof, the certificate of incorporation of the Surviving Corporation or as provided by applicable Law.

Section 2.06 Directors and Officers. The directors and officers of the Merger Sub, in each case, immediately prior to the Effective Time shall, from and after the Effective Time, be the directors and officers, respectively, of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and by-laws of the Surviving Corporation.

ARTICLE III EFFECT OF THE MERGER ON CAPITAL STOCK

Section 3.01 Effect of the Merger on Capital Stock. At the Effective Time, as a result of the Merger and without any action on the part of Parent, Merger Sub or the Company or the holder of any capital stock of Parent, Merger Sub or the Company:

(a) Cancellation of Certain Company Stock. Each share of Company Stock that is owned by Parent, Merger Sub or the Company (as treasury stock or otherwise) or any of their respective direct or indirect wholly-owned Subsidiaries will automatically be cancelled and retired and will cease to exist, and no consideration will be delivered in exchange therefor.

(b) Conversion of Company Stock. At the Effective Time, shares of Company Preferred Stock shall be converted into a right to receive a portion of the Merger Consideration as set forth on the Exchange Schedule. Shares of Company Common Stock shall have no right to receive any portion of the Merger Consideration.

(c) Cancellation of Shares. At the Effective Time, all shares of Company Stock will cease to be outstanding and will be cancelled and retired and will cease to exist, and, subject to Section 3.03, each holder of a certificate formerly representing any such shares (each, a “Certificate”) will cease to have any rights with respect thereto, except, to the extent applicable, the right to receive a portion of the Merger Consideration in accordance with Section 3.01(d)(b) hereof.

(d) Conversion of Merger Sub Capital Stock. Each share of common stock, par value $0.0001 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one newly issued, fully paid and non-assessable share of common stock of the Surviving Corporation.

Section 3.02 Surrender and Payment.

(a) Exchange Agent and Exchange Schedule. No later than 3 Business Days prior to the Closing Date, or at such other time as is otherwise agreed in writing by Company and Parent, the Company shall deliver to Computershare Trust Company, N.A., as exchange agent (the “Exchange Agent”), a schedule in form and substance acceptable to the Exchange Agent (the “Exchange Schedule”), setting forth the name and address of each holder of Company Stock entitled to receive a portion of the Merger Consideration and the Allocation Percentage of such holder. The Exchange Agent shall act as the agent of the Parent for the purpose of exchanging the Merger Consideration for (i) the Certificates, or (ii) book-entry shares which immediately prior to the Effective Time represented the shares of Company Stock (the “Book-Entry Shares”). Parent shall pay all charges and expenses, including those of the Exchange Agent, in connection with the exchange of shares for the Merger Consideration.

(b) Closing Date Merger Consideration. By no later than 1 Business Day prior to the Effective Time, Parent shall deposit with the Exchange Agent sufficient shares of Parent Common Stock to pay the aggregate Closing Date Merger Consideration (the “Payment Fund”). Promptly after the Effective Time, Parent shall send, or shall cause the Exchange Agent to send, to each record holder of shares of Company Stock at the Effective Time pursuant to the Exchange Schedule, a letter of transmittal and instructions (which shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the Certificates or transfer of the Book-Entry Shares to the Exchange Agent) for use in such exchange. Each holder of shares of Company Stock that have been converted into the right to receive the Merger Consideration shall be entitled to receive the Closing Date Merger Consideration in respect of the Company Stock represented by a Certificate or Book-Entry Share upon (i) surrender to the Exchange Agent of a Certificate, together with a duly completed and validly executed letter of transmittal and such other documents as may reasonably be requested by the Exchange Agent, or (ii) receipt of an “agent’s message” by the Exchange Agent (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request) in the case of Book-Entry Shares. The “Closing Date Merger Consideration” shall consist of (as adjusted pursuant to this Article III) 7,900,000 shares (as adjusted for stock splits, stock dividends, reverse stock splits, reclassifications and the like that occur following the date of this Agreement, and further subject to Section 3.02(c)) of fully paid and nonassessable shares of Class A Common Stock, par value $.0001 per share, of Parent (the “Parent Common Stock”).

(c) Adjustment of Closing Date Merger Consideration.

(i) Closing Working Capital Adjustment. In addition to any adjustment set forth in Section 3.03(b), the number of shares of Parent Common Stock issued as Closing Date Merger Consideration shall be increased or decreased as follows: (A) increased, by the number of shares of Parent Common Stock equal to the quotient determined by dividing (1) the amount by which the Estimated Closing Working Capital exceeds the Working Capital Target, by (2) the Average Closing Price, or (B) decreased, by the number of shares of Parent Common Stock equal to the quotient determined by dividing (1) the amount by which the Working Capital Target exceeds the Estimated Closing Working Capital, by (2) the Average Closing Price, in either case as such values are determined in accordance with Section 3.03(a).

(ii) Market Price Adjustment. In addition to any adjustment set forth in Section 3.03(a), the number of shares of Parent Common Stock issued as Closing Date Merger Consideration shall be increased or decreased as follows: (A) increased, in the event the Average Closing Price of the Parent Common Stock is less than $2.56, by the number of shares of Parent Common Stock equal to the quotient determined by dividing (1) the product of (i) $2.56 minus the Average Closing Price and (ii) 4,800,000, by (2) the Average Closing Price; or (B) decreased, in the event the Average Closing Price as of the Effective Date is greater than $3.00, by the number of shares of Parent Common Stock equal to the quotient determined by dividing (1) the product of (i) Average Closing Price minus $3.00 and (ii) 4,800,000, by (2) the Average Closing Price; provided, however, in the event the Average Closing Price is below $2.15, Parent shall have the right to terminate this Agreement pursuant to Section 8.03(d).

(d) Post-Closing Merger Consideration. Promptly upon receipt by the Exchange Agent of any Post-Closing Merger Consideration from the Escrow Agent, the Exchange Agent shall, without any action on the part of the holders of the Company Stock, promptly distribute such Post-Closing Merger Consideration to the holders of the Company Stock in accordance with the Exchange Schedule, using the same method and manner of distribution the Exchange Agent used in distributing the Closing Date Merger Consideration in accordance with this Section 3.02.

(e) No Fractional Shares. Parent will issue cash in lieu of issuing factional shares of Parent Common Stock.

(f) Effect of Exchange. All Closing Date Merger Consideration paid upon the surrender of Certificates or transfer of Book-Entry Shares in accordance with the terms hereof shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Company Stock formerly represented by such Certificate or Book-Entry Shares (other than with respect to the Post-Closing Merger Consideration), and from and after the Effective Time, there shall be no further registration of transfers of shares of Company Stock on the stock transfer books of the Surviving Corporation. If, after the Effective Time, Certificates or Book-Entry Shares are presented to the Surviving Corporation, they shall be cancelled and exchanged for the Merger Consideration provided for, and in accordance with the procedures set forth, in this Article III. Upon payment of the Merger Consideration pursuant to the provisions of this Article III, each Certificate or Certificates so surrendered shall immediately be cancelled. Any portion of the Payment Fund that remains unclaimed by the holders of Company Stock six (6) months after the Effective Time shall be returned to Parent, upon demand, and any such holder who has not exchanged shares of Company Stock for the Merger Consideration in accordance with this Section 3.01(d) prior to that time shall thereafter look only to Parent for payment of the Merger Consideration. Notwithstanding the foregoing, Parent shall not be liable to any holder of shares of Company Stock for any amounts paid to a public official pursuant to applicable abandoned property, escheat or similar Laws. Any amounts remaining unclaimed by holders of shares of Company Stock two (2) years after the Effective Time (or such earlier date, immediately prior to such time when the amounts would otherwise escheat to or become property of any Governmental Entity) shall become, to the extent permitted by applicable Law, the property of

Parent free and clear of any claims or interest of any Person previously entitled thereto. Any portion of the Merger Consideration made available to the Exchange Agent in respect of any Dissenting Shares shall be returned to Parent, upon demand.

Section 3.03 Working Capital Adjustments.

(a) Calculation of Closing Adjustment. As soon as practicable before the Closing, but in no event later than 8:00 p.m. (Mountain Time) on the date that is seven Business Days prior to the Closing Date, the Company shall prepare and deliver to Parent an estimated balance sheet of the Company as of the Closing Date (the “Estimated Closing Balance Sheet”) and a statement setting forth its estimation of the Closing Working Capital of the Company (the “Estimated Closing Working Capital”), upon which the Closing Date Merger Consideration shall be calculated in accordance with Section 3.02(c). Estimated Closing Working Capital shall (i) be calculated in accordance with GAAP and applied on a basis consistent with the methodology used to prepare the sample Working Capital calculation set forth on Exhibit C, and (ii) include reasonable supporting documentation. Contemporaneously with the delivery of the Estimated Closing Balance Sheet, the Company shall deliver to Parent a schedule detailing all Transaction Expenses.

(b) Calculation of Post-Closing Adjustment. Within 90 days after the Closing Date, Parent shall deliver to the each Stockholder Representative a balance sheet of the Company and its Subsidiaries as of the Closing Date (the “Closing Balance Sheet”) and a statement (the “Closing Working Capital Statement”) setting forth its calculation of the Working Capital as of the Closing Date (the “Closing Working Capital”), the Post-Closing Adjustment amount, if any, payable in accordance with this Section 3.03, and the aggregate amount of any Gain Contingencies prior to the delivery of Closing Working Capital Statement. For purposes of this Section 3.03, “Post-Closing Adjustment Amount” shall be the difference between the Closing Working Capital and the Estimated Closing Working Capital, expressed as an absolute value. Closing Working Capital shall (i) be calculated in accordance with GAAP and applied on a basis consistent with the methodology used to prepare the sample Working Capital calculation set forth on Exhibit C, and (ii) include reasonable supporting documentation. The parties agree that the purpose of determining the Closing Working Capital and the related purchase price adjustment contemplated by this Section 3.03 is to “true-up” differences between Estimated Closing Working Capital and actual Closing Working Capital and such processes are not intended to permit the introduction of different judgments, accounting methods, policies, principles, practices, procedures, classifications or estimation methodologies for the purpose of determining the Closing Working Capital.

(c) The Stockholder Representatives may dispute the Closing Balance Sheet and/or the Closing Working Capital Statement (and the proposed Post-Closing Adjustment Amount and any calculations contained therein) by delivering a written notice of dispute (a “Notice of Objection”) to Parent no later than 5:00 p.m., New York City time, on the 30th day after receiving the Closing Balance Sheet and the Closing Working Capital Statement signed by either or both Stockholder Representatives. A Notice of Objection must describe in reasonable detail the items contained in the Closing Balance Sheet and/or the Closing Working Capital Statement that the Stockholder Representatives dispute and the basis for any such disputes. Any items not disputed in the Notice of Objection will be deemed to have been accepted by the Stockholder Representatives. Parent and the Stockholder Representatives will use reasonable efforts to resolve any such dispute during the 30 day period commencing on the date Parent receives the Notice of Objection from the Stockholder Representative. If Parent and the Stockholder Representatives do not agree upon a final resolution within such 30 day period, then the items in dispute shall be submitted promptly to a U.S. nationally recognized certified public accounting firm reasonably acceptable to Parent and the Stockholder Representatives (the “Accounting Firm”). If Parent and the Stockholder Representatives are unable to agree on a U.S. nationally recognized certified public accounting firm to act as the Accounting Firm within 14 days following the end of such 30-day period, then each of Parent and the Stockholder Representatives shall promptly select an alternative nationally recognized certified public accounting firm and instruct such accounting firms to select a third neutral nationally recognized certified public accounting firm to act as the Accounting Firm. The Accounting Firm shall be instructed to render a determination of the applicable dispute and specify the resulting Post-Closing Adjustment Amount within 30 days after referral of the matter to the Accounting Firm, which determination must be in writing and must set forth, in reasonable detail, the basis therefor. The determination of the Accounting Firm shall be conclusive and binding upon Parent, the Company, the Stockholder Representatives and the Company’s stockholders, shall not be subject to appeal or further review and judgment may be entered upon the determination of the Accounting Firm in any court having jurisdiction over the party against which such determination is to be enforced.

(d) The Accounting Firm shall determine, based solely on presentations, if any, timely made by Parent and the Stockholder Representatives and their respective representatives, and not by independent review, of only those items disputed in the Notice of Objection that have not been agreed upon in writing by the parties. In resolving any disputed item, the Accounting Firm shall be bound by the definitions of Closing Working Capital, Transaction Expenses and Post-Closing Adjustment Amount, and the other requirements of this Section 3.03 and shall not assign a value to any item greater than the greatest value for such item claimed by either party or less than the smallest value for such item claimed by either party.

(e) Each party shall bear its own costs and expenses in connection with the resolution of such disputed items by the Accounting Firm. The fees, costs and expenses of the Accounting Firm shall be paid as follows:

(i) Parent shall be responsible for such fees, costs and expenses in the proportion that the aggregate dollar amount of any disputed items submitted to the Accounting Firm in accordance with this Section 3.03 that are successfully disputed by the Stockholder Representatives (as finally determined by the Accounting Firm) bears to the aggregate dollar amount of such items so submitted.

(ii) The Company Indemnifying Stockholders shall be responsible for such fees, costs and expenses (severally and not jointly) in accordance with their respective Allocation Percentages in the proportion that the aggregate dollar amount of any disputed items submitted to the Accounting Firm in accordance with this Section 3.03 that are unsuccessfully disputed by the Stockholder Representatives (as finally determined by the Accounting Firm) bears to the aggregate dollar amount of such items so submitted.

(iii) Parent shall pay all such fees, costs and expenses in cash promptly upon written demand by the Accounting Firm; provided that the Stockholder Representatives and Parent shall, promptly following any such payment, deliver a joint written notice to the Escrow Agent instructing the Escrow Agent to release a number of Escrow Shares to Parent equal to the portion of such fees, costs and expenses for which the Company Indemnifying Stockholders are responsible in accordance with clause (ii) above, divided by the Average Closing Price.

(f) Each of Parent, the Stockholder Representatives and the Company agree to cooperate with, make the financial records of the Company available to and otherwise assist each other and their respective accountants and other representatives at reasonable times at any time during the preparation by Parent of, the review by the Stockholder Representatives of, and the resolution of any objections with respect to, the Closing Balance Sheet, the Closing Working Capital Statement or the Post-Closing Adjustment Amount. Upon the written request signed by either of the Stockholder Representative, Parent and the Company shall promptly make available to the Stockholder Representatives the management and staff of the Company, at reasonable times during normal business hours, and other relevant documents that the Stockholder Representatives may reasonably request in connection with its review of the Closing Balance Sheet and/or the Closing Working Capital Statement.

(g) The Post-Closing Adjustment Amount shall be calculated in accordance with Section 3.03, and shall equal (i) the amount agreed to as the Post-Closing Adjustment Amount at any time in writing by Parent and the Stockholder Representatives; (ii) if the Closing Balance Sheet or the Closing Working Capital Statement is not delivered by Parent within the time period required by Section 3.03, $0; (iii) if a Notice of Objection is not delivered by either the Stockholder Representative to the Company within the time period required by Section 3.03, the proposed Post-Closing Adjustment Amount set forth in the Closing Working Capital Statement; or (iv) the Post-Closing Adjustment Amount as set forth in the written determination of the Accounting Firm made in accordance with the provisions of Section 3.03.

(h) After the determination of the Post-Closing Adjustment Amount in accordance with this Section 3.03, (i) if the Post-Closing Adjustment Amount is positive, then, within five Business Days following such determination, Parent shall deliver to the Exchange Agent the Post-Closing Adjustment Amount payable in additional shares of Parent Common Stock (based on the Average Closing Price) for distribution to the holders of the Company Stock in accordance with the Exchange Schedule and Section 3.02(d), and (ii) if the Post-Closing Adjustment Amount is negative, then within five Business Days following such determination, Parent and the Stockholder Representatives shall promptly instruct the Escrow Agent by written notice to release to Parent an amount equal to the positive difference if any of (A) the Post-Closing Adjustment Amount, minus (B) the aggregate the amount of any Gain Contingencies actually realized by the Surviving Corporation prior to the final determination of the Post-Closing Adjustment Amount, which net amount shall payable in Escrow Shares (based on the Average Closing Price).

Section 3.04 Escrowed Shares and Retention Shares.

(a) A pro rata portion of the shares of Parent Common Stock issuable to Company stockholders shall be withheld and placed in escrow and disbursed in accordance with the Escrow Agreement (the “Escrow Shares”) to fund any required payment (i) to Parent of any Post-Closing Adjustment Amount pursuant to Section 3.03, (ii) to any Buyer Indemnified Party in connection with any indemnification claim pursuant to Article IX (other than pursuant to Section 9.02(iii) or (iv)), or (iii) to Jared Haines, Anthony Coschigano and Andrew Zaref pursuant to Section 4.1(d) of the employee retention bonus agreements listed on Section 3.04 of the Disclosure Schedule (the “Retention Agreements”). The number of shares withheld from each such stockholder shall be equal to the product determined by multiplying (x) an amount equal to $1,500,000 divided by the Average Closing Price, by (y) the Allocation Percentage of such stockholder. The number of Escrow Shares subject to clause (iii) of this Section 3.04(a) shall equal 156,000, subject to to adjustment on a pro rata basis with all other shares of Parent Common Stock issuable as part of the Merger Consideration if and to the extent the number of shares of Parent Common Stock issuable as part of the Merger Consideration is adjusted pursuant to Section 3.02(c)(ii).

(b) Notwithstanding Section 3.04(a), in the event that prior to the Closing Date (i) a Company stockholder exercises appraisal rights in accordance with Section 262 of the DGCL, or (ii) a Legal Action is brought against the Company or Parent by a Company stockholder, or its Representative, in connection with the Merger, an additional number of shares shall be withheld from each such stockholder equal to the product determined by multiplying (x) an amount equal to $500,000 divided by the Average Closing Price, by (y) the Allocation Percentage of such stockholder (the “Additional Escrow Shares”). The Additional Escrow Shares shall be held in escrow by the Escrow Agent and disbursed in accordance with the Escrow Agreement.

(c) A pro rata portion of the shares of Parent Common Stock issuable to Company stockholders shall be withheld and placed in escrow and disbursed in accordance with the Escrow Agreement (the “Retention Shares”) to fund payment to Jared Haines, Anthony Coschigano and Andrew Zareg in accordance with Sections 4.1 (a), (b) and (c) of the Retention Agreements. Subject to the immediately succeeding sentence, the number of Retention Shares withheld from each such stockholder shall be equal to the product determined by multiplying (x) 624,000, by (y) the Allocation Percentage for such stockholder. The aggregate number of shares of Parent Common Stock that comprises the Retention Shares shall be subject to adjustment on a pro rata basis with all other shares of Parent Common Stock issuable as part of the Merger Consideration if and to the extent the number of shares of Parent Common Stock issuable as part of the Merger Consideration is adjusted pursuant to Section 3.02(c)(ii).

(d) By virtue of the adoption of this Agreement by the Company’s stockholders, and without further action of any stockholder, optionholder, or warrantholder of the Company, each such Company stockholder shall be deemed to have consented to the payment and distribution to each of Jared Haines, Anthony Coschigano and Andrew Zaref in accordance with the terms of the Retention Agreements of up to an aggregate of (i) 156,000 Escrowed Shares pursuant to Section 3.04(a), and (ii) 624,000 Retention Shares pursuant to Section 3.04(c), in each case, subject to adjustment on a pro rata basis with all other shares of Parent Common Stock issuable as part of the Merger Consideration if and to the extent the number of shares of Parent Common Stock issuable as part of the Merger Consideration is adjusted pursuant to Section 3.02(c)(ii). Any of the Escrowed Shares or Retention Shares that in accordance with the terms of the Retention Agreements are not paid and distributed to Jared Haines, Anthony Coschigano or Andrew Zaref shall be paid and distributed to the Company stockholders pursuant to the Escrow Agreement.

Section 3.05 Dissenting Shares. Notwithstanding any provision of this Agreement to the contrary, including Section 3.01, shares of Company Stock issued and outstanding immediately prior to the Effective Time (other than shares cancelled in accordance with Section 3.01(a)) and held by a holder who has not voted in favor of adoption of this Agreement or consented thereto in writing and who has properly exercised appraisal rights of such shares in accordance with Section 262 of the DGCL (such shares of Company Stock being referred to collectively as the “Dissenting Shares” until such time as such holder fails to perfect or otherwise loses such holder’s appraisal rights under the DGCL with respect to such shares) shall not be converted into a right to receive the Merger Consideration, but instead shall be entitled to only such rights as are granted by Section 262 of the DGCL; provided, however, that if, after the Effective Time, such holder fails to perfect, withdraws or loses such holder’s right to appraisal pursuant to Section 262 of the DGCL or if a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 262 of the DGCL, such shares of Company Stock shall be treated as if they had been converted as of the Effective Time into the right to receive the Merger Consideration in accordance with Section 3.01(b), without interest thereon, upon surrender of such Certificate formerly representing such share or transfer of such Book-Entry Share, as the case may be. The Company shall provide Parent prompt written notice of any demands received by the Company for appraisal of shares of Company Stock, any withdrawal of any such demand and any other demand, notice or instrument delivered to the Company prior to the Effective Time pursuant to the DGCL that relates to such demand, and Parent shall have the opportunity and right to direct all negotiations and proceedings with respect to such demands. Except with the prior written consent of Parent, the Company shall not make any payment with respect to, or settle or offer to settle, any such demands.

Section 3.06 Withholding Rights. Each of the Exchange Agent, Parent, Merger Sub and the Surviving Corporation shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Article III such amounts as may be required to be deducted and withheld with respect to the making of such payment under the Internal Revenue Code of 1986, as amended, and applicable Treasury Regulations issued pursuant thereto (the “Code”), or any provision of state, local or foreign Tax Law. To the extent that amounts are so deducted and withheld by the Exchange Agent, Parent, Merger Sub or the Surviving Corporation, as the case may be, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which the Exchange Agent, Parent, Merger Sub or the Surviving Corporation, as the case may be, made such deduction and withholding.

Section 3.07 Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration to be paid in respect of the shares formerly represented by such Certificate as contemplated under this Article III.

Section 3.08 Treatment of Stock Options and Other Stock-based Compensation.

(a) The Company shall take all requisite action so that, at the Effective Time, each warrant and option to acquire shares of Company Stock that is outstanding immediately prior to the Effective Time, whether or not then vested or exercisable, shall be, without any action on the part of Parent or Merger Sub, cancelled and extinguished.

(b) The Company shall take all requisite action so that, at the Effective Time, each restricted stock unit award and other right, contingent or accrued, to acquire or receive shares of Company Stock or benefits measured by the value of such shares, and each award of any kind consisting of shares of Company Stock that may be held, awarded, outstanding, payable or reserved for issuance under any stock incentive plan, immediately prior to the Effective Time, whether or not then vested or exercisable, shall be, without any action on the part of Parent or Merger Sub, cancelled and extinguished.

(c) At or prior to the Effective Time, the Company, the Company Board and the compensation committee of such board, as applicable, shall adopt any resolutions and take any actions (including obtaining any employee consents) that may be necessary to effectuate the provisions of paragraphs (a) and (b) of this Section 3.08.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to Parent and Merger Sub that the statements in this Article IV are correct and complete, except as set forth in the schedules accompanying this Article IV (collectively, the “Disclosure Schedule”). The Disclosure Schedule have been arranged in separately numbered sections corresponding to the sections of this Article IV. The disclosure of any item in any section of the Disclosure Schedule shall be deemed to incorporate by reference all information disclosed in any other section of the Disclosure Schedule to which the relevance of such item is reasonably apparent on its face; provided however, such disclosure shall not otherwise modify any representation provided herein which does not provide for a Disclosure Schedule exception; provided further with respect to Section 4.16 of the Disclosure Schedule, such incorporation by reference shall only apply to Section 4.23(a)(xi) of the Disclosure Schedules, and Section 4.16 of the Disclosure Schedule shall otherwise not incorporate by reference any other information disclosed in any other section of the Disclosure Schedule. Capitalized terms used in the Disclosure Schedule and not otherwise defined therein have the meanings given to them in this Agreement.

Section 4.01 Organization; Standing and Power; Charter Documents; Subsidiaries.

(a) Organization; Standing and Power. The Company and each of its Subsidiaries is a corporation, limited liability company or other legal entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize the concept of good standing) under the Laws of its jurisdiction of organization, and has the requisite corporate, limited liability company or other organizational, as applicable, power and authority to own, lease and operate its assets and to carry on its business as now conducted. Each of the Company and its Subsidiaries is duly qualified or licensed to do business as a foreign corporation, limited liability company or other legal entity and is in good standing (with respect to jurisdictions that recognize the concept of good standing) in each jurisdiction where the character of the assets and properties owned, leased or operated by it or the nature of its business makes such qualification or license necessary, except where failure to be so qualified, licensed or in good standing would not reasonably be expected to have a Company Material Adverse Effect.

(b) Charter Documents. The Company has delivered or made available to Parent a true and correct copy of the certificate of incorporation (including any certificate of designations), by-laws or like organizational documents, each as amended to date (collectively, the “Charter Documents”), of the Company and each of its Subsidiaries and the Voting Agreement. Neither the Company nor any of its Subsidiaries is in violation of any of the provisions of its Charter Documents.

(c) Subsidiaries. Section 4.01(c) of the Disclosure Schedule lists each of the Subsidiaries of the Company as of the date hereof and its place of organization. All of the outstanding shares of capital stock of, or other equity or voting interests in, each Subsidiary of the Company that is owned directly or indirectly by the Company have been validly issued, were issued free of pre-emptive rights and are fully paid and non-assessable, and are free and clear of all Liens, including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other equity or voting interests, except for any Liens imposed by applicable securities Laws. Except for the capital stock of, or other equity or voting interests in, its Subsidiaries, the Company does not own, directly or indirectly, any capital stock of, or other equity or voting interests in, any Person.

Section 4.02 Capital Structure. Section 4.02 of the Disclosure Schedule sets forth the number and type of all of the outstanding equity interests in the Company, the names of the holders of such securities, and the number of interests held by each such holder. All of the outstanding equity interests in the Company are validly issued and outstanding and were not issued in violation of any preemptive rights or Contract binding upon the Company. As of the Effective Time, there will be no outstanding (i) securities convertible into or exchangeable for shares of capital stock or voting securities of the Company, (ii) options, warrants or other rights to acquire from the Company or obligations of the Company to issue any equity interests or securities convertible into or exchangeable for equity interests in the Company, or (iii) equity equivalent interests in the ownership or earnings of the Company or stock appreciation, phantom stock, right of first refusal, preemptive or other similar rights. Other than the Pre-Closing Agreement and the Voting Agreement, there are no voting trusts, proxies or other agreements or understandings with respect to the voting, registration or transfer of ownership of the Company’s equity interests. The Company is not subject to any obligations (contingent or otherwise) to repurchase, redeem or otherwise acquire or retire any of its equity interests. The Company has not declared or paid any dividends.

Section 4.03 Authority; Non-contravention; Governmental Consents.

(a) Authority. The Company has all requisite corporate power and authority to enter into and to perform its obligations under this Agreement and, subject to, in the case of the consummation of the Merger, adoption of this Agreement by the holders of the requisite number of the outstanding shares of Company Stock under the DGCL and the Charter Documents (the “Requisite Company Vote”), to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby has been duly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to authorize the execution and delivery of this Agreement or to consummate the Merger and the other transactions contemplated hereby, subject only, in the case of consummation of the Merger, to the receipt of the Requisite Company Vote. The Requisite Company Vote is the only vote or consent of the holders of any class or series of the Company’s capital stock necessary to approve and adopt this Agreement, approve the Merger and consummate the Merger and the other transactions contemplated hereby. This Agreement has been duly executed and delivered by the Company and, assuming due execution and delivery by Parent and Merger Sub, constitutes the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, moratorium and other similar Laws affecting creditors’ rights generally and by general principles of equity.

(b) Non-contravention. Except as set forth on Section 4.03(b) of the Disclosure Schedule, the execution, delivery and performance of this Agreement by the Company, and the consummation by the Company of the transactions contemplated by this Agreement, including the Merger, do not and will not: (i) contravene or conflict with, or result in any violation or breach of, the Charter Documents of the Company or any of its Subsidiaries; (ii) subject to obtaining the Requisite Company Vote, conflict with or violate any Law applicable to the Company, any of its Subsidiaries or any of their respective properties or assets; (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or alter the rights or obligations of the Company or any third party under, or give to others any rights of termination, amendment, acceleration or cancellation, or require any Consent under, any Company Material Contract or Material Permit, including, without limitation, the termination of any warranty obligations of any supplier to the Company or Company customers; or (iv) result in the creation of a Lien (other than Permitted Liens) on any of the properties or assets of the Company or any of its Subsidiaries, except in the cases of clause (ii), for conflicts, violations, or breaches that would not reasonably be expected to have a Company Material Adverse Effect.

(c) Governmental Consents. No consent, approval, order or authorization of, or registration, declaration or filing with, or notice to (any of the foregoing being a “Consent”), any supranational, national, state, municipal, local or foreign government, any instrumentality, subdivision, court, administrative agency or commission or other governmental authority, or any quasi-governmental or private body exercising any regulatory or other governmental or quasi-governmental authority (a “Governmental Entity”) is required to be obtained or made by the Company in connection with the execution, delivery and performance by the Company of this Agreement or the consummation by the Company of the Merger and other transactions contemplated hereby, except for the filing of the Certificate of Merger with the Secretary of State of the State of Delaware.

(d) Board Approval. The Company Board, by resolutions duly adopted by written consent or a vote at a meeting of the directors of the Company duly called and held and, as of the date hereof, not subsequently rescinded or modified in any way, has, as of the date hereof (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are fair to, and in the best interests of, the Company’s stockholders, (ii) approved and declared advisable the “agreement of merger” (as such term is used in Section 251 of the DGCL) contained in this Agreement and the transactions contemplated by this Agreement, including the Merger, in accordance with the DGCL, (iii) directed that the “agreement of merger” contained in this Agreement be submitted to Company’s stockholders for adoption, and (iv) resolved to recommend that Company stockholders adopt the “agreement of merger” set forth in this Agreement (collectively, the “Company Board Recommendation”) and directed that such matter be submitted for consideration of the stockholders of the Company at the Company Stockholders Meeting. Prior to the date hereof, the Company has delivered to Parent a true and complete copy of the Company Board Recommendation.

(e) Takeover Statutes. No “fair price,” “moratorium,” “control share acquisition,” “business combination” or other similar anti-takeover statute or regulation (including Section 203 of the DGCL) enacted under any federal, state, local or foreign laws applicable to the Company is applicable to this Agreement, the Merger or any of the other transactions contemplated by this Agreement. The Company Board has taken all actions so that the restrictions contained in Section 203 of the DGCL applicable to a “business combination” (as defined in such Section 203) will not apply to the execution, delivery or performance of this Agreement and the consummation of the Merger and the other transactions contemplated hereby.

Section 4.04 Financial Statements.

(a) The Company has provided Parent true and complete copies of the following (the financial statements referred to in clauses (i) and (ii) below being collectively referred to as the “Historical Financials”):

(i) the audited consolidated balance sheets of the Company and its Subsidiaries as of December 31, 2012, December 31, 2011, and December 31, 2010, and statements of income, retained earnings and cash flows for each of the three years then ended (the “Year End Financials”); and

(ii) the unaudited consolidated balance sheet of the Company and its Subsidiaries as of June 30, 2013 and statement of operations for the six months then ended (the “Most Recent Financials”).

(b) The Year End Financials (including the related schedules and notes, if any) have been prepared in accordance with GAAP. The Most Recent Financials have been prepared in accordance with GAAP (except for the omission of disclosure notes and year-end adjustments) and the Company and its Subsidiaries’ past principles, practices and procedures for preparing financial statements for interim periods. The Historical Financials (including the notes) present fairly in all material respects the financial condition of the Company and its Subsidiaries as of such dates and the results of operations of the Company and its Subsidiaries for such periods. The Company and its Subsidiaries have maintained systems of internal accounting controls sufficient to provide reasonable assurances that (A) all transactions are executed in accordance with management’s general or specific authorization, (B) all transactions are recorded as necessary to permit the preparation of annual and interim financial statements in conformity with GAAP and to maintain proper accountability for items, and (C) access to their property and assets is permitted only in accordance with management’s general or specific authorization.

(c) The Company and its Subsidiaries have no Liability except for (a) Liabilities set forth in the balance sheet included in the Most Recent Financials, (b) Liabilities which have arisen after the date of the most recent Most Recent Financials in the ordinary course of business of the Company and its Subsidiaries, and (c) Liabilities incurred in connection with this Agreement.

Section 4.05 Existing Indebtedness and Liens. Section 4.05 of the Disclosure Schedule sets forth a true, correct and complete list, and describes, as applicable: (i) all indebtedness of the Company for borrowed money or any of its Subsidiaries, showing, as to each indebtedness, the payee, the principal, stated interest rate and maturity date; (ii) all Liens (other than Permitted Liens) in respect of any property or assets of the Company or any of its Subsidiaries, showing, as to each Lien, the name of the grantor and secured party, the indebtedness secured by such Lien, the name of the debtor (if different from the grantor) and the assets or other property covered by such Lien; and (iii) as of June 30, 2013, or such other dates indicated, a trade payables aging schedule for the Company and its Subsidiaries.

Section 4.06 Accounts Receivable. All accounts receivable (net of allowances) of the Company and any of its Subsidiaries (a) are legal, valid and binding obligations of the Persons shown in the accounting records of the Company or its Subsidiary, as the case may be, as the obligor of such receivable, and (b) arose out of bona fide sales actually made or services actually performed on or prior to such date in the ordinary course of business.

Section 4.07 Absence of Certain Changes or Events. Since the date of the Most Recent Financials, except in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, the business of the Company and each of its Subsidiaries has been conducted in the ordinary course of business and there has not been or occurred:

(a) any Company Material Adverse Effect or any event, condition, change or effect that could reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; or

(b) any event, condition, action or effect that, if taken during the period from the date of this Agreement through the Effective Time, would constitute a breach of Section 6.01.

Section 4.08 Business Relationships.

(a) Section 4.08 of the Disclosure Schedule sets forth the top ten (10) suppliers (based on current fiscal year expenditures) of products or services and the top ten (10) customers (based on current fiscal year revenues) of the Company and its Subsidiaries (on a consolidated basis) for the fiscal year ended December 31, 2012.

(b) Since December 31, 2012, there has not been any material adverse change in the business relationship of the Company or any of its Subsidiaries with any such supplier or any change or development that is reasonably likely to give rise to any such material adverse change, and neither the Company nor any of its Subsidiaries has received any written or oral communication or notice from any such supplier to the effect that, or otherwise has Knowledge that, any such customer or supplier (a) has changed, modified, amended or reduced, or is reasonably likely to change, modify, amend or reduce, its business relationship with the Company or any of its Subsidiaries in a manner that is, or is reasonably likely to be, materially adverse to the Company or any of its Subsidiaries, or (b) will fail to perform, or is reasonably likely to fail to perform, its obligations under any Contract with the Company or any of its Subsidiaries in any manner that is, or is reasonably likely to be, materially adverse to the Company or any of its Subsidiaries.

(c) To the Company’s Knowledge, the execution of this Agreement and the consummation of the Merger and the transactions contemplated hereby will not adversely affect the relationships of the Company or its Subsidiaries with any licensors or designers. Neither the Company nor any of its Subsidiary has received any notification that any original equipment manufacturer, foundry or manufacturer will discontinue or materially reduce the purchase, supply or the manufacture, as the case may be, of any Company product.

Section 4.09 Inventories. Inventories carried by the Company and its Subsidiaries are in all material respects normal items of inventory carried by the Company or any of its Subsidiaries, as the case may be.

Section 4.10 Sale of Products; Performance of Services.

(a) Except to the extent covered by the net warranty reserve reflected in the Most Recent Financials, each solar system that has been designed, developed, manufactured, assembled, sold, installed, licensed or otherwise made available by the Company or any of its Subsidiaries since January 1, 2010 to any Person: (i) materially conformed and complied with the terms and requirements of any applicable warranty or other Contract and with all applicable material Laws; and (ii) was free of any design defect or other defect or deficiency at the time it was sold or otherwise made available, other than (A) any immaterial defect that would not adversely affect in any material respect such system (or the operation or performance thereof) or (B) defects that were subsequently repaired by the Company such that the existence of any such prior defect or deficiency would not adversely affect in any material respect such system (or the operation or performance thereof).

(b) All installation services, programming services, repair services, maintenance services, support services, training services, upgrade services and other services that have been performed by the Company and its Subsidiaries were performed properly and in conformity in all material respects with the terms and requirements of all applicable warranties and other Contracts and with all applicable material Laws, and the financial results of the performance of such services have been reflected in the Financial Statements in accordance with GAAP.

(c) Except in the ordinary course of business or as would not otherwise reasonably be expected to have a Company Material Adverse Effect, no customer or other Person has asserted or overtly threatened to assert any claim against the Company or its Subsidiaries (i) under or based upon any warranty provided by or on behalf of the Company or its Subsidiaries, or (ii) under or based upon any other warranty relating to any solar system designed, developed, manufactured, assembled, sold, installed, repaired, licensed or otherwise made available by the Company or its Subsidiaries or any services performed by the Company or its Subsidiaries.

Section 4.11 Taxes.

(a) Tax Returns and Payment of Taxes. The Company and each of its Subsidiaries have duly and timely filed or caused to be filed (taking into account any valid extensions) all Tax Returns required to be filed by them. Such Tax Returns are true, complete and correct in all respects. Except as set forth in Section 4.11 of the Disclosure Schedule, neither the Company nor any of its Subsidiaries is currently the beneficiary of any extension of time within which to file any Tax Return. All Taxes due and owing by the Company or any of its Subsidiaries (whether or not shown on any Tax Return) have been timely paid or, where payment is not yet due, the reserves for Taxes provided in the books and records of the Company will be sufficient for all such Taxes (in accordance with GAAP). The Company’s Most Recent Financials reflect an adequate reserve (in accordance with GAAP) for all material Taxes payable by the Company and its Subsidiaries through the date of such financial statements. Neither the Company nor any of its Subsidiaries has incurred any liability for Taxes arising from extraordinary gains or losses, as the term is used in GAAP, since the date of the Company’s Most Recent Financials outside the ordinary course of business or otherwise inconsistent with past practice.

(b) Availability of Tax Returns. The Company has made available to Parent complete and accurate copies of all federal, state, local and foreign income, franchise and other Tax Returns filed by or on behalf of the Company or its Subsidiaries for any Tax period ending after December 31, 2009.

(c) Withholding. The Company and each of its Subsidiaries have withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any Company Employee, independent contractor, creditor, customer, shareholder or other party, and complied with all information reporting and backup withholding provisions of applicable Law.

(d) Liens. There are no Liens for Taxes upon the assets of the Company or any of its Subsidiaries other than for current Taxes not yet due and payable.

(e) Tax Deficiencies and Audits. No deficiency for any Taxes which has been proposed, asserted or assessed in writing by any taxing authority against the Company or any of its Subsidiaries remains unpaid. There are no waivers or extensions of any statute of limitations currently in effect with respect to Taxes of the Company or any of its Subsidiaries. There are no audits, suits, proceedings, investigations, claims, examinations or other administrative or judicial proceedings ongoing or pending with respect to any Taxes of the Company or any of its Subsidiaries. Neither Company or any of its Subsidiaries has received from any federal, state, local, or non-U.S. taxing authority (including jurisdictions where Company or its Subsidiaries have not filed Tax Returns) any written (i) notice indicating an intent to open an audit or other review, (ii) request for information related to Tax matters, or (iii) notice of deficiency or proposed adjustment for any amount of Tax proposed, asserted or assessed by any taxing authority against Company or any of its Subsidiaries.

(f) Tax Jurisdictions. No claim has ever been made by any taxing authority in a jurisdiction where the Company or any of its Subsidiaries do not file Tax Returns that the Company or any of its Subsidiaries is or may be subject to Tax in that jurisdiction.

(g) Tax Rulings. Neither the Company nor any of its Subsidiaries has requested or is the subject of or bound by any private letter ruling, technical advice memorandum or similar ruling or memorandum with any taxing authority with respect to any material Taxes, nor is any such request outstanding.

(h) Consolidated Groups, Transferee Liability and Tax Agreements. Neither Company nor any of its Subsidiaries (i) has been a member of a group filing Tax Returns on a consolidated, combined, unitary or similar basis (other than a member of a group the common parent of which was the Company), (ii) has any liability for Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any comparable provision of local, state or foreign Law), as a transferee or successor, by Contract, or otherwise, or (iii) is a party to, bound by or has any liability under any Tax sharing, allocation or indemnification agreement or arrangement.

(i) Change in Accounting Method. Neither Company nor any of its Subsidiaries has agreed to make, nor is it required to make, any adjustment under Sections 481(a) of the Code or any comparable provision of state, local or foreign Tax Laws by reason of a change in accounting method or otherwise.

(j) Post-Closing Tax Items. The Company and its Subsidiaries will not be required to include any item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law) executed on or prior to the Closing Date, (ii) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of the state, local or foreign income Tax Law), (iii) installment sale or open transaction disposition made on or prior to the Closing Date, (iv) prepaid amount received on or prior to the Closing Date, or (v) election under Section 108(i) of the Code.

(k) Neither Company nor any of its Subsidiaries has distributed stock of another Person or has had its stock distributed by another Person in a transaction that was purported or intended to be governed in whole or in part by Code §355 or Code §361.

(l) Neither Company nor any of its Subsidiaries is or has been a party to any “reportable transaction”, as defined in Code §6707(A)(c)(1) and Reg. §1.6011-4(b).

(m) Neither Company nor any of its Subsidiaries (A) is a “controlled foreign corporation” as defined in Code §957, (B) is a “passive foreign investment company” within the mean of Code §1297, or (C) has a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise has an office or fixed place of business in a country other than the country in which it is organized.

Section 4.12 Intellectual Property.

(a) Certain Owned Company IP. Section 4.12(a) of the Disclosure Schedule contains a true and complete list, as of the date hereof, of all: (i) material Company-Owned IP that is the subject of any issuance, registration, certificate, application or other filing by, to or with any Governmental Authority or authorized private registrar, including registered Trademarks, registered Copyrights, issued Patents, domain name registrations and pending applications for any of the foregoing; and (ii) material unregistered Company-Owned IP.

(b) Right to Use; Title. The Company or one of its Subsidiaries is the sole and exclusive owner of all right, title and interest in and to, or has the valid right to use all Intellectual Property used or held for use in or necessary for the conduct of the business of the Company and its Subsidiaries as currently conducted (“Company IP”), free and clear of all Liens other than Permitted Liens, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) Validity and Enforceability. The Company and its Subsidiaries’ rights in the Company-Owned IP are valid, subsisting and enforceable, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company and each of its Subsidiaries has taken reasonable steps to maintain the Company IP and to protect and preserve the confidentiality of all Trade Secrets included in the Company IP, except where the failure to take such actions would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d) Company IP Agreements. Section 4.12(c) of the Disclosure Schedule contains a complete and accurate list of all material Company IP Agreements other than licenses for shrinkwrap, clickwrap or other similar commercially available off-the-shelf Software that has not been modified or customized by a third party for the Company or any of its Subsidiaries. The consummation of the transactions contemplated hereunder will not result in the loss or impairment of any rights of the Company or any of its Subsidiaries under any of the Company IP Agreements, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(e) Non-Infringement. Except as would not be reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, to the Knowledge of the Company (i) the conduct of the businesses of the Company and any of its Subsidiaries has not infringed, misappropriated or otherwise violated, and is not infringing, misappropriating or otherwise violating, any Intellectual Property of any other Person; and (ii) no third party is infringing upon, violating or misappropriating any Company Intellectual Property.

(f) IP Legal Actions and Orders. There are no Legal Actions pending or, to the Knowledge of the Company, threatened: (i) alleging any infringement, misappropriation or violation of the Intellectual Property of any Person by the Company or any of its Subsidiaries; or (ii) challenging the validity, enforceability or ownership of any Company-Owned IP or the Company or any of its Subsidiaries’ rights with respect to any Company IP, in each case except for such Legal Actions that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company and its Subsidiaries are not subject to any outstanding Order that restricts or impairs the use of any Company IP, except where compliance with such Order would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.13 Compliance; Permits.

(a) Compliance. The Company and each of its Subsidiaries is in compliance in all material respects with all Laws or Orders applicable to the Company or any of its Subsidiaries or by which the Company or any of its Subsidiaries or any of their respective businesses or properties is bound.

(b) Permits. The Company and its Subsidiaries hold, or have caused the Company’s employees and agents to hold, to the extent legally required to operate their respective businesses as such businesses are being operated as of the date hereof, all permits, licenses, clearances, authorizations and approvals from Governmental Entities (collectively, “Permits”), except where failure to hold such Permits would not reasonably be expected to have a Company Material Adverse Effect (“Material Permits”). No suspension or cancellation of any Permits of the

Company or any of its Subsidiaries is pending or, to the Knowledge of the Company, threatened, except for suspensions or cancellations that would not reasonably be expected to have a Company Material Adverse Effect. The Company and each of its Subsidiaries is in compliance in all material respects with the terms of all Permits. Section 4.13 of the Disclosure Schedule sets forth a true and complete list as of the date hereof of all Material Permits and all other electrical, contractors or similar licenses required to complete installations in accordance with the Company’s ordinary course of business in the jurisdictions in which the Company operates.

Section 4.14 Data and Privacy.

(a) The Company has provided Parent with true, complete and correct copies of each website terms of use, privacy policy and data security policy of the Company (collectively, “Company Privacy Policy”) in effect at any time.

(b) To the Knowledge of the Company, the Company has not breached any third party’s right of privacy or any Company Privacy Policy. The Company is in compliance in all material respects with all Laws relating to privacy, data protection and the collection and use of personal information gathered or accessed in the course of the operations of the Company.

Section 4.15 Insurance.

(a) Section 4.15 of the Disclosure Schedule identifies each of the policies of insurance currently maintained by the Company or any of its Subsidiaries setting forth the name of the insurer, the holder of each such policy, the nature of coverage, the amount of such coverage, and the expiration dates of such policies. Such policies are in full force and effect on the date of this Agreement. All premiums due under the policies identified on Section 4.15 of the Disclosure Schedule have been paid to the extent required and neither the Company nor any of its Subsidiaries has been issued or has received any notice of cancellation, material modification or termination in respect of any such policy or is in default under such policy.

(b) Except as set forth on Section 4.15 of the Disclosure Schedule, neither the Company nor any of its Subsidiaries has been issued or has received any notice that any insurer under any policy referred to on Section 4.15 of the Disclosure Schedule is denying liability with respect to a claim in excess of $100,000 or defending under a reservation of rights clause.

Section 4.16 Litigation. Except as set forth on Section 4.16 of the Disclosure Schedule, as of the date hereof there is no claim, action, suit, arbitration, proceeding or, to the Knowledge of the Company, governmental investigation (each, a “Legal Action”), pending, or to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries or any of their respective properties or assets or, to the Company’s Knowledge, any executive officer or director of the Company or any of its Subsidiaries in their capacities as such, in each case by or before any Governmental Entity, other than any such Legal Action that (a) does not involve an amount in controversy in excess of $25,000, and (b) does not seek material injunctive or other material non-monetary relief. As of the Closing Date there is no Legal Action, pending, or to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries or any of their respective properties or assets or, to the Company’s Knowledge, any executive officer or director of the Company or any of its Subsidiaries in their capacities as such, in each case by or before any Governmental Entity, other than any such Legal Action that (a) was disclosed on Schedule 4.16 and for which the Company has taken an adequate reserve on the Estimated Closing Balance Sheet, in accordance with GAAP, consistently applied, and in accordance with past practice, or which is otherwise covered by the policies of insurance maintained by the Company, with all actions required to preserve such insurance coverage timely taken, (b) does not involve an amount in controversy in excess of $500,000, in the aggregate, and for which the Company has not taken an adequate reserve on the Estimated Closing Balance Sheet in accordance with GAAP, consistently applied, and in accordance with past practice, or which is otherwise covered by the policies of insurance maintained by the Company, with all actions required to preserve such insurance coverage thereunder timely taken, (c) does not seek material injunctive or other material non-monetary relief or (d) a (i) Legal Action with respect to a Company stockholder exercising appraisal rights in accordance with Section 262 of the DGCL, or (ii) a Legal Action brought against the Company or Parent by a Company stockholder, or its Representative, in connection with the Merger. None of the Company or any of its Subsidiaries is subject to any order, writ, assessment, decision, injunction, decree, ruling or judgment of a Governmental Entity (“Order”), whether temporary, preliminary or permanent. As of the date hereof, to the Knowledge of the Company, there are no governmental inquiries or investigations or internal investigations pending or, to the Knowledge of the Company, threatened, in each case regarding any accounting practices of the Company or any of its Subsidiaries or any malfeasance by any executive officer of the Company.

Section 4.17 Brokers’ and Finders’ Fees. The Company has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders’ fees or agents’ commissions or any similar charges in connection with this Agreement or any transaction contemplated hereby.

Section 4.18 Related Party Transactions. Except as set forth on Section 4.18 of the Disclosure Schedule, no officer or director of the Company or any of its Subsidiaries or any person owning 5% or more of the shares of Company Stock (or any of such person’s immediate family members or Affiliates or associates) is a party to any Contract with or binding upon the Company or any of its Subsidiaries or any of their respective assets, rights or properties or has any interest in any property owned by the Company or any of its Subsidiaries or has engaged in any transaction with any of the foregoing within the last thirty six (36) months.

Section 4.19 Employee Matters.

(a) Schedule. Section 4.19(a) of the Disclosure Schedule contains an accurate and complete list, as of the date hereof, of each l plan, program, policy, agreement, collective bargaining agreement or other arrangement providing for compensation, severance, deferred compensation, performance awards, stock or stock-based awards, fringe, retirement, death, disability or medical benefits or other employee benefits or remuneration of any kind, including each employment, severance, retention, change in control or consulting plan, program, arrangement or agreement, in each case whether written or unwritten or otherwise, funded or unfunded, including each “employee benefit plan,” within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA, which is sponsored, maintained, contributed to, or required to be contributed to, by the Company or any of its Subsidiaries for the benefit of any current or former employee, independent contractor, consultant or director of the Company or any of its Subsidiaries (each, a “Company Employee”), or with respect to which the Company or any of its Subsidiaries has or may have any material Liability (collectively, the “Company Employee Plans”).

(b) Documents. The Company has made available to Parent correct and complete copies (or, if a plan is not written, a written description) of all Company Employee Plans and amendments thereto in each case that are in effect as of the date hereof, and, to the extent applicable, (i) all related trust agreements, funding arrangements and insurance contracts now in effect or required in the future as a result of the transactions contemplated by this Agreement or otherwise, (ii) the most recent determination or opinion letter received regarding the tax-qualified status of each Company Employee Plan, (iii) the most recent financial statements for each Company Employee Plan, (iv) the Form 5500 Annual Returns/Reports for the most recent plan year for each Company Employee Plan, (v) the current summary plan description for each Company Employee Plan and (vi) all actuarial valuation reports related to any Company Employee Plans.

(c) Employee Plan Compliance. (i) Each Company Employee Plan has been established, administered, and maintained in all material respects in accordance with its terms and in material compliance with applicable Laws, including but not limited to ERISA and the Code; (ii) each Company Employee Plan that is intended to be qualified under Section 401(a) of the Code is covered by a favorable determination or opinion letter from the IRS and, as of the date hereof, no such determination letter has been revoked nor, to the Knowledge of the Company, has any such revocation been threatened, and to the Knowledge of the Company, as of the date hereof, no circumstance exists that is likely to result in the revocation of such qualified status under Section 401(a) of the Code; (iii) the Company and its Subsidiaries, where applicable, have timely made in all material respects all contributions and other material payments required to be made to or under the terms of each Company Employee Plan; (iv) all benefits accrued under any unfunded Company Employee Plan have been paid, accrued or otherwise adequately reserved to the extent required by, and in accordance with GAAP; (v) as of the date hereof, there are no material Legal Actions pending, or, to the Knowledge of the Company, threatened with respect to any Company Employee Plan (in each case, other than routine claims for benefits); and (vi) to the Knowledge of the Company, neither the Company nor any of its Subsidiaries has engaged in a transaction that could subject the Company or any Subsidiary to a tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA.

(d) Certain Company Employee Plans. With respect to each Company Employee Plan:

(i) no such plan is subject to Title IV of ERISA or similar provisions of the Code or foreign Law or regulations relating to employee defined benefit pension plans; and

(ii) no such plan is a “multi-employer plan” within the meaning of Section 3(37) of ERISA or a “multiple employer plan” within the meaning of Section 413(c) of the Code and neither the Company nor any of its ERISA affiliates has at any time contributed to or had any liability or obligation in respect of any such multi-employer plan or multiple employer plan.

(e) No Post-Employment Obligations. Except with respect to severance benefits disclosed pursuant to Section 4.19(a) or as may be required by COBRA or other applicable Law, no Company Employee Plan provides post-termination or retiree welfare benefits to any person for any reason, and neither the Company nor any Company ERISA Affiliate has any Liability to provide post-termination or retiree welfare benefits to any person or ever represented, promised or contracted to any Company Employee (either individually or to Company Employees as a group) or any other person that such Company Employee(s) or other person would be provided with post-termination or retiree welfare benefits.

(f) Examinations, Audits, and Corrections. No Company Employee Plan is currently or has within the three years prior to the date hereof been the subject of any actual, or to the Knowledge of the Company threatened, Legal Action, inquiry, examination or audit by a Governmental Entity or is the subject of an application or filing under, or is a participant in, an amnesty, voluntary compliance, self-correction or similar program sponsored by any Governmental Entity.

(g) Section 409A Compliance. To the Company’s Knowledge, each Company Employee Plan that is subject to Section 409A of the Code has been maintained in form and in operation in compliance with such section and all applicable regulatory guidance. The Company and its Subsidiaries have no obligation to gross-up, indemnify, or otherwise reimburse any current or former service provider to the Company or its Subsidiaries for any taxes, penalties and interest) incurred by such service provider under Section 409A of the Code.

(h) Equity Grants. Each outstanding equity grant under any Company Employee Plan, whether or not exercisable and whether or not vested, to the extent applicable (i) was duly authorized no later than the date on which such grant was by its terms to be effective (the “Effective Date”) by all necessary corporate action, including board and shareholder approval, (ii) was made in accordance with the terms of the applicable Company Employee Plan and all applicable Laws and regulatory rules, regulations, and other requirements, and (iii) to the extent such grant was an option or a stock appreciation right granted to a holder who was subject to U.S. Taxes, the per share exercise price of such grant was no less than the fair market value (within the meaning of Section 409A of the Code) of the underlying stock on the Effective Date.

(i) Health Care Compliance. Each of the Company and its Subsidiaries complies in all material respects with the applicable requirements of COBRA or any similar state statute with respect to each Company Employee Plan that is a group health plan within the meaning of Section 5000(b)(1) of the Code or such state statute.

(j) Effect of Transaction. Neither the execution of this Agreement, the consummation of the Merger, nor any of the transactions contemplated by this Agreement will (either alone or upon the occurrence of any additional or subsequent events): (i) entitle any current or former director, employee, contractor or consultant of the Company to severance pay or any other payment; (ii) accelerate the time of payment, funding, or vesting, or increase the amount of compensation due to any such individual, (iii) limit or restrict the right of the Company to merge, amend or terminate any Company Employee Plan, (iv) increase the amount payable or result in any other material obligation pursuant to any Company Employee Plan, or (v) result in “excess parachute payments” within the meaning of Section 280G(b) of the Code.

(k) Employment Law Matters. The Company and each of its Subsidiaries: (i) is in compliance in all material respects with all applicable Laws and agreements respecting hiring, employment, termination of employment, plant closing and mass layoff, employment discrimination, harassment, retaliation and reasonable accommodation, leaves of absence, terms and conditions of employment, wages and hours of work, employee health and safety, leasing and supply of temporary and contingent staff, engagement of independent contractors, including proper classification of same, payroll taxes, and immigration with respect to Company Employees and contingent workers; and (ii) is in compliance in all material respects with all applicable Laws relating to the relations between it and any labor organization, trade union, work council or other body representing Company Employees.

(l) Labor. Neither Company nor any of its Subsidiaries is party to, or subject to, any collective bargaining agreement or other agreement with any labor organization, work council or trade union with respect to any of its or their operations. No material work stoppage, slowdown or labor strike against the Company or any of its Subsidiaries with respect to employees who are employed within the United States is pending, threatened or has occurred in the last two (2) years, and, to the Knowledge of the Company, no material work stoppage, slowdown or labor strike against the Company or any of its Subsidiaries with respect to employees who are employed outside the United States is pending, threatened or has occurred in the last two (2) years. As of the date hereof, none of the Company Employees are represented by a labor organization, work council or trade union and, to the Knowledge of the Company, there is no organizing activity, Legal Action, election petition, union card signing or other union activity or union corporate campaigns of or by any labor organization, trade union or work council directed at the Company or any of its Subsidiaries, or any Company Employees. As of the date hereof, there are no Legal Actions, government investigations, or labor grievances pending, or, to the Knowledge of the Company, threatened relating to any employment related matter involving any Company Employee or applicant, including, but not limited to, charges of unlawful discrimination, retaliation or harassment, failure to provide reasonable accommodation, denial of a leave of absence, failure to provide compensation or benefits, unfair labor practices, or other alleged violations of Law.

Section 4.20 Real Property and Personal Property Matters.

(a) Owned Real Estate. Neither the Company nor any of its Subsidiaries own any real property.

(b) Leased Real Estate. The Company and each of its Subsidiaries has a valid and subsisting leasehold estate in each parcel of real property demised under a Lease for the full term of the respective Lease free and clear of any Liens other than Permitted Liens. Section 4.20(b) of the Disclosure Schedule contains a complete and correct list, as of the date hereof, of the Leased Real Estate including with respect to each such Lease the date of such Lease and any material amendments thereto. All Leases are valid and in full force and effect except to the extent they have previously expired or terminated in accordance with their terms, and neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, no third party, has violated any provision of, or committed or failed to perform any act which, with or without notice, lapse of time or both would constitute a default under the provisions of, any Lease. Neither the Company nor any of its Subsidiaries has assigned, pledged, mortgaged, hypothecated or otherwise transferred any Lease nor has the Company or any of its Subsidiaries entered into with any other Person (other than another wholly-owned Subsidiary of the Company) any sublease, license or other agreement that is material to the Company and its Subsidiaries, taken as a whole, and that relates to the use or occupancy of all or any portion of the Leased Real Estate. The Company has delivered or otherwise made available to Parent true and complete copies of all Leases (including all material modifications, amendments, supplements, waivers and side letters thereto) pursuant to which the Company or any of its Subsidiaries thereof leases, subleases or licenses, as tenant, any Leased Real Estate.

Section 4.21 Title to and Sufficiency of Assets. The Company and its Subsidiaries have good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all of their properties and assets, real and personal, used or held for use in their businesses located on their premises or shown on the consolidated balance sheet of the Company and its Subsidiaries as of the date of the Most Recent Financials or acquired thereafter, free and clear of any Liens other than Permitted Liens. The Company’s and each Subsidiary’s buildings, equipment and other tangible assets are in good operating condition (normal wear and tear excepted) and are fit for use in the ordinary course of their respective businesses.

Section 4.22 Environmental Matters. Except for such matters as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a) The Company and its Subsidiaries are, and have been, in compliance with all Environmental Laws, which compliance includes the possession, maintenance of, compliance with, or application for, all Permits required under applicable Environmental Laws for the operation of the business of the Company and its Subsidiaries as currently conducted.

(b) Neither the Company nor any of its Subsidiaries has (i) produced, processed, manufactured, generated, transported, treated, handled, used, stored, disposed of or released any Hazardous Substances, except in compliance with Environmental Laws, at any Real Estate, or (ii) exposed any employee or any third party to any Hazardous Substances under circumstances reasonably expected to give rise to any material Liability or obligation under any Environmental Law.

(c) Neither the Company nor any of its Subsidiaries has received written notice of and there is no Legal Action pending, or to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, alleging any Liability or responsibility under or non-compliance with any Environmental Law or seeking to impose any financial responsibility for any investigation, cleanup, removal, containment or any other remediation or compliance under any Environmental Law. Neither the Company nor any of its Subsidiaries is subject to any Order or written agreement by or with any Governmental Entity or third party imposing any material Liability or obligation with respect to any of the foregoing.

Section 4.23 Material Contracts.

(a) Material Contracts. For purposes of this Agreement, “Company Material Contract” shall mean the following to which the Company or any of its Subsidiaries is a party or by which any of the assets of the Company or any of its Subsidiaries are bound (excluding any Leases):

(i) any employment or consulting Contract (in each case with respect to which the Company has continuing obligations as of the date hereof) with any current or former (x) executive officer of the Company, (y) member of the Company Board, or (z) Company Employee providing for an annual base salary in excess of $50,000;

(ii) any Contract under which the Company or any of its Subsidiaries is obligated to make payment or incur costs, or is entitled to receipt of payments in excess of $50,000 in any year that provides for indemnification or any guaranty by the Company or any Subsidiary thereof, in each case that is material to the Company and its Subsidiaries, taken as a whole, and outside of the ordinary course of the Company’s business;

(iii) any Contract that purports to limit in any material respect the right of the Company or any of its Subsidiaries (or, at any time after the consummation of the Merger, Parent or any of its Subsidiaries) (x) to engage in any line of business, or (y) to compete with any Person or operate in any geographical location;

(iv) any Contract relating to the disposition or acquisition, directly or indirectly (by merger or otherwise), by the Company or any of its Subsidiaries after the date of this Agreement of assets with a fair market value in excess of $50,000;

(v) any Contract that obligates the Company or any of its Subsidiaries to conduct business on an exclusive or preferential basis with any third party or upon consummation of the Merger will obligate Parent, the Surviving Corporation or any of their respective Subsidiaries to conduct business on an exclusive or preferential basis with any third party;

(vi) any partnership, joint venture or similar Contract;

(vii) any mortgages, indentures, guarantees, loans or credit agreements, security agreements or other Contracts, in each case relating to indebtedness for borrowed money, whether as borrower or lender, in each case in excess of $25,000, other than (x) accounts receivables and payables incurred in the ordinary course, and (y) loans to direct or indirect wholly-owned Subsidiaries of the Company;

(viii) any employee collective bargaining agreement or other Contract with any labor union;

(ix) any uncompleted commercial installation agreements with aggregate payments in excess of $50,000 remaining to be made to the Company or any of its Subsidiaries,

(x) any agreement whereby the Company or any of its Subsidiaries guarantees or otherwise warrants the power generation or output performance (a “Performance Guarantee”) of an installation (collectively, the “Output Performance Contracts”);

(xi) any commercial installation agreements whether or not completed in which the Company or its Subsidiaries has potential remaining warranty obligations which could potentially exceed $50,000 if such warranty obligations were exercised by the other party thereto (without regard to the merits of any such warranty claims), and where a customer has made a threat or allegation related to such warranty obligations;

(xii) any other Contract under which the Company or any of its Subsidiaries is obligated to make payment or incur costs, or is entitled to receipt of payments in excess of $50,000 in any year and which is not otherwise described in clauses (i)–(ix) above;

(xiii) any Contract which is not otherwise described in clauses (i)-(x) above that is material to the Company and its Subsidiaries, taken as a whole, and listed on Section 4.23(b) of the Disclosure Schedule; or

(xiv) any Company IP Agreement.

(b) Schedule of Material Contracts; Documents. Section 4.23(b) of the Disclosure Schedule sets forth a true and complete list as of the date hereof of all Company Material Contracts. The Company has made available to Parent correct and complete copies of all Company Material Contracts, including any amendments thereto.

(c) No Breach. (i) All the Company Material Contracts are valid and binding on the Company or its applicable Subsidiary, enforceable against it in accordance with its terms, and is in full force and effect, subject to (A) Law of general application relating to bankruptcy, insolvency and the relief of debtors, and (B) Law governing specific performance, injunctive relief and other equitable remedies, (ii) neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any third party has violated any provision of, or failed to perform any obligation required under the provisions of, any Company Material Contract and (iii) neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any third party is in breach, or has received written notice of breach, of any Company Material Contract.

(d) Output Performance Contracts. The Company is not in breach of, nor to the Company’s Knowledge, are there any circumstances which would reasonably be likely to result in the Company breaching, any Performance Guarantee in an Output Performance Contract. The Company has used reasonable, good faith estimation procedures to determine the power generation guaranteed under each Output Performance Contract in accordance with best industry practice.

Section 4.24 Outstanding Bids, Bid Bonds and Performance Bonds.

(a) Section 4.24(a) of the Disclosure Schedule sets forth a true, correct and complete list of each outstanding bid which would require the execution of a contract containing terms (including pricing terms) materially less favorable to the Company than the terms contained in the Company’s standard form contracts. Section 4.24(a) of the Disclosure Schedule sets forth a true, correct and complete list of such bids with respect to which (i) the Company has outstanding bid bonds or similar sureties or (ii) the Company is required to obtain such bonds or sureties, and sets forth a brief description of such bonds, sureties or requirements for bonds or sureties.

(b) Section 4.24(b) of the Disclosure Schedule sets forth a true, correct and complete list of (i) all outstanding performance bonds or similar sureties currently in effect for the benefit of the Company’s customers, (ii) all performance bonds or similar sureties required to be obtained, but not yet obtained, by the Company for the benefit of any of the Company’s current customers and (iii) all performance bonds or similar sureties that will be required to be obtained by the Company for the benefit of any of the Company’s potential customers pursuant to the terms of any outstanding bid set forth in Section 4.24(a) of the Disclosure Schedule if such bid is awarded to the Company.

Section 4.25 Proxy Statement. None of the information included or incorporated by reference in the letter to the stockholders, notice of meeting, proxy statement and forms of proxy (collectively, the “Company Proxy Statement”), to be circulated in connection with the Merger, will, at the date it is first mailed to the Company’s stockholders or at the time of the Company Stockholders Meeting or at the time of any amendment or supplement thereof, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by Parent or Merger Sub expressly for inclusion or incorporation by reference in the Company Proxy Statement.

Section 4.26 No Omissions or Misstatements. None of the representations or warranties of the Company included in this Article IV as qualified by the Disclosure Schedule contains any untrue statement of a material fact or is misleading in any material respect or omits to state any material fact necessary in order to make any of the statements in this Agreement not misleading in light of the circumstances in which they were made.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub hereby jointly and severally represent and warrant to the Company as follows:

Section 5.01 Organization. Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation.

Section 5.02 Authority; Non-contravention; Governmental Consents.

(a) Authority. Each of Parent and Merger Sub has all requisite corporate power and authority to enter into and to perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Parent and Merger Sub and the consummation by Parent and

Merger Sub of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize the execution and delivery of this Agreement or to consummate the Merger and the other transactions contemplated hereby, except for (i) the filing with the Commission of a Parent Proxy Statement in definitive form and the Registration Statement, (ii) the approval of this Agreement and the Merger by the requisite vote of the stockholders of Parent, and (iii) the filing of the Certificate of Merger pursuant to the DGCL. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming due execution and delivery by the Company, constitutes the valid and binding obligation of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, moratorium and other similar Laws affecting creditors’ rights generally and by general principles of equity.

(b) Non-contravention. The execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the transactions contemplated by this Agreement, do not and will not: (i) contravene or conflict with, or result in any violation or breach of, the certificate of incorporation or by-laws of Parent or Merger Sub; (ii) conflict with or violate any Law applicable to Parent or Merger Sub or any of their respective properties or assets; (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation, or require any Consent under any Contract to which Parent or its Subsidiaries, including Merger Sub, are a party or otherwise bound; or (iv) result in the creation of any Lien (other than Permitted Liens) on any of the properties or assets of Parent or Merger Sub, except, in the case of each of clauses (ii), (iii) and (iv), for any conflicts, violations, breaches, defaults, terminations, amendments, accelerations, cancellations or Liens, or where the failure to obtain any Consents, in each case, would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.03 Financial Capability. Parent has or will have, and will cause Merger Sub to have, prior to the Effective Time, sufficient authorized but unissued shares of Parent Common Stock to pay the aggregate Merger Consideration contemplated by this Agreement.

Section 5.04 Subsidiaries. Parent has no direct or indirect Subsidiaries other than as specified in the SEC Reports. Except as disclosed in the SEC Reports, Parent owns, directly or indirectly, all of the capital stock of each of its Subsidiaries free and clear of any and all Liens, and all the issued and outstanding shares of capital stock of each such Subsidiary are validly issued and are fully paid, non-assessable and free of preemptive and similar rights.

Section 5.05 Issuance of Parent Common Stock. The Parent Common Stock issuable pursuant to this Agreement has been duly authorized and, when issued in accordance with this Agreement, will be duly and validly issued, fully paid and nonassessable, free and clear of all Liens.

Section 5.06 Capitalization. As of July 26, 2013, the number of shares and type of all authorized, issued and outstanding capital stock of Parent, and all shares of capital stock authorized for issuance under Parent’s various option and incentive plans, are specified in Section 5.06 of the Disclosure Schedule. Except as specified in Section 5.06 of the Disclosure Schedule, no securities of Parent are entitled to preemptive or similar rights, and no Person has any right of first refusal, preemptive right, right of participation, or any similar right to participate in the transactions contemplated by the this Agreement. Except as specified in Section 5.06 of the Disclosure Schedule, there are no outstanding options, warrants, scrip rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities, rights or obligations convertible into or exchangeable for, or giving any Person any right to subscribe for or acquire, any shares of Parent capital stock, or contracts, commitments, understandings or arrangements by which Parent or any Subsidiary is or may become bound to issue additional shares of capital stock, or securities or rights convertible or exchangeable into capital stock. The issue and sale of Parent Common Stock will not, immediately or with the passage of time, obligate Parent to issue shares of capital stock to any Person (other than pursuant to this Agreement) and will not result in a right of any holder of Parent securities to adjust the exercise, conversion, exchange or reset price under such securities. With respect to securities issued under Parent’s various option and incentive plans, the representations and warranties set forth in this Section and Section 5.06 of the Disclosure Schedule are accurate as of July 26, 2013.

Section 5.07 SEC Reports; Financial Statements. Except as specified in Section 5.07 of the Disclosure Schedule, Parent has filed all reports required to be filed by it under the Securities Act and the Exchange Act, including pursuant to Section 13(a) or 15(d) thereof, for the twelve months preceding the date hereof (or such shorter period as the Company was required by law to file such reports) (the foregoing materials being collectively referred to herein as the “SEC Reports” and, together with the Schedules to this Agreement (if any), the “Disclosure Materials”) on a timely basis or has timely filed a valid extension of such time of filing and has filed any such SEC Reports prior to the expiration of any such extension. As of their respective dates, the SEC Reports complied in all material respects with the requirements of the Securities Act and the Exchange Act and the rules and regulations of the Commission promulgated thereunder, and none of the SEC Reports, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of Parent included in the SEC Reports comply in all material respects with applicable accounting requirements and the rules and regulations of the Commission with respect thereto as in effect at the time of filing. Such financial statements have been prepared in accordance with GAAP applied on a consistent basis during the periods involved, except as may be otherwise specified in such financial statements or the notes thereto, and fairly present in all material respects the financial position of Parent and its consolidated Subsidiaries as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, immaterial, year-end audit adjustments.

Section 5.08 Press Releases. The press releases disseminated by Parent during the twelve months preceding the date of this Agreement taken as a whole do not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made and when made, not misleading.

Section 5.09 Material Changes. Since the date of the latest audited financial statements included within the SEC Reports, except as specifically disclosed in the SEC Reports, (i) there has been no event, occurrence or development that has had or that would reasonably be expected to result in a Parent Material Adverse Effect, (ii) neither the Company nor any Subsidiary has incurred any liabilities (direct, indirect, contingent, or otherwise) other than (A) trade payables, accrued expenses and other liabilities incurred in the ordinary course of business consistent with past practice and (B) liabilities not required to be reflected in Parent’s financial statements pursuant to GAAP or required to be disclosed in filings made with the Commission, (iii) Parent has not altered its method of accounting or the identity of its auditors, (iv) Parent has not declared or made any dividend or distribution of cash or other property to its shareholders or purchased, redeemed or made any agreements to purchase or redeem any shares of its capital stock, and (v) Parent has not issued any equity securities to any Parent or Subsidiary officer, director or Affiliate, except pursuant to existing Company stock option plans. Parent does not have pending before the Commission any request for confidential treatment of information.

Section 5.10 Litigation. There is no Legal Action which (i) adversely affects or challenges the legality, validity or enforceability of this Agreement or the Parent Common Stock or (ii) except as specifically disclosed in the SEC Reports, would, if there were an unfavorable decision, individually or in the aggregate, have or reasonably be expected to result in a Parent Material Adverse Effect. Neither Parent nor any Subsidiary, nor any director or officer thereof (in his or her capacity as such), is or has been the subject of any Legal Action involving a claim of violation of or liability under federal or state securities laws or a claim of breach of fiduciary duty, except as specifically disclosed in the SEC Reports. There has not been, and there is not pending any investigation by the Commission involving Parent or any current or former director or officer of Parent (in his or her capacity as such). The Commission has not issued any stop order or other order suspending the effectiveness of any registration statement filed by the Company or any Subsidiary under the Exchange Act or the Securities Act.

Section 5.11 Labor Relations. No material labor dispute exists or, to the knowledge of Parent, is imminent with respect to any of the employees of Parent or any of its Subsidiaries.

Section 5.12 Compliance. Neither Parent nor any Subsidiary (i) is in default under or in violation of (and no event has occurred that has not been waived that, with notice or lapse of time or both, would result in a default by the Company or any Subsidiary under), nor has the Company or any Subsidiary received notice of a claim that it is in default under or that it is in violation of, any indenture, loan or credit agreement or any other agreement or instrument to which it is a party or by which it or any of its properties is bound (whether or not such default or violation has been waived), (ii) is in violation of any order of any court, arbitrator or governmental body, or (iii) is or has been in violation of any statute, rule or regulation of any governmental authority, including without limitation all foreign, federal, state and local laws relating to taxes, environmental protection, occupational health and safety, product quality and safety and employment and labor matters, except in each case as would not, individually or in the aggregate, have or reasonably be expected to result in a Parent Material Adverse Effect. Parent is in compliance with all effective requirements of the Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations thereunder, that are applicable to it, except where such noncompliance would not have or reasonably be expected to result in a Parent Material Adverse Effect.

Section 5.13 Regulatory Permits. Parent and its Subsidiaries possess all certificates, authorizations and permits issued by the appropriate United States federal, state, local or foreign regulatory authorities necessary to conduct their respective businesses as described in the SEC Reports, except where the failure to possess such permits would not, individually or in the aggregate, have or reasonably be expected to result in a Parent Material Adverse Effect, and neither Parent nor any of its Subsidiaries has received any written notice of proceedings relating to the revocation or modification of any such permits.

Section 5.14 Title to Assets. Except as disclosed in the SEC Reports, Parent and its Subsidiaries have valid land use rights for all real property that is material to their respective businesses and good and marketable title in all personal property owned by them that is material to their respective businesses, in each case free and clear of all Liens, except for Liens as do not materially affect the value of such property and do not materially interfere with the use made and proposed to be made of such property by Parent and its Subsidiaries. Any real property and facilities held under lease by Parent and its Subsidiaries are held by them under valid, subsisting and enforceable leases of which Parent and its Subsidiaries are in compliance, except as would not, individually or in the aggregate, have or reasonably be expected to result in a Parent Material Adverse Effect.

Section 5.15 Patents and Trademarks. Parent and its Subsidiaries have, or have rights to use, all Intellectual Property necessary or material for use in connection with their respective businesses as described in the SEC Reports and which the failure to so have would, individually or in the aggregate, have or reasonably be expected to result in a Parent Material Adverse Effect. Neither Parent nor any of its Subsidiaries has received a written notice that the Intellectual Property used by Parent or any of its Subsidiaries violates or infringes upon the rights of any Person. Except as set forth in the SEC Reports and other than with respect to maters that would not, individually or in the aggregate, have or reasonably be expected to result in a Parent Material Adverse Effect, to the knowledge of Parent, all such Intellectual Property is enforceable and there is no existing infringement by another Person of any of such Intellectual Property.

Section 5.16 Insurance. Parent and its Subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as are prudent and customary in the businesses in which the Company and the Subsidiaries are engaged. Parent has no reason to believe that it will not be able to renew its and its Subsidiaries’ existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business on terms consistent with market for Parent’s and such Subsidiaries’ respective lines of business.

Section 5.17 Transactions With Affiliates and Employees. Except as set forth in the SEC Reports, none of the officers or directors of Parent and, to the knowledge of Parent, none of the employees or significant shareholders of Parent is presently a party to any transaction with Parent or any Subsidiary of Parent (other than for services as employees, officers and directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any officer, director, employee or such shareholder or, to the knowledge of Parent, any entity in which any officer, director, or any such employee has a substantial interest or is an officer, director, trustee or partner.

Section 5.18 Internal Accounting Controls. Parent and its Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. Parent has established disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for Parent and designed such disclosure controls and procedures to ensure that information required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is made known to the certifying officers by others within those entities, particularly during the period in which Parent’s Form 10-K or 10-Q, as the case may be, is being prepared. Parent’s certifying officers have evaluated the effectiveness of Parent’s disclosure controls and procedures in accordance with Item 307 of Regulation S-K under the Securities Act for Parent’s most recently ended fiscal quarter or fiscal year-end (such date, the “Evaluation Date”). Parent presented in its most recently filed Form 10-K or Form 10-Q the conclusions of the certifying officers about the effectiveness of the disclosure controls and procedures based on their evaluations as of the Evaluation Date. Since the Evaluation Date, there have been no significant changes in Parent’s internal control over financial reporting (as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) or, to Parent’s knowledge, in other factors that would materially affect Parent’s internal control over financial reporting (as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f)).

Section 5.19 Listing and Maintenance Requirements. Except as specified in the SEC Reports and in Section 5.19 of the Disclosure Schedule, Parent has not, in the two years preceding the date hereof, received notice from any Trading Market to the effect that Parent is not in compliance with the listing or maintenance requirements thereof. Parent is, and has no reason to believe that it will not in the foreseeable future continue to be, in compliance with the listing and maintenance requirements for continued listing of the Parent Common Stock on the Trading Market on which the Parent Common Stock is currently listed or quoted.

Section 5.20 Investment Company. Parent is not, and is not an Affiliate of, and immediately following the Effective Time will not have become, an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

Section 5.21 Accountants. There are no disagreements of any kind presently existing, or reasonably anticipated by Parent to arise, between the accountants formerly or presently employed by Parent, that would, individually or in the aggregate, have or reasonably be expected to result in, a Parent Material Adverse Effect.

Section 5.22 Foreign Corrupt Practices Act. Neither Parent nor any Subsidiary of Parent, nor to the knowledge of Parent, any agent or other person acting on behalf of any of Parent or any Subsidiary of Parent, has, directly or indirectly, (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to foreign or domestic political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees or to any foreign or domestic political parties or campaigns from corporate funds, (iii) failed to disclose fully any contribution made by Parent or any Subsidiary of Parent (or made by any Person acting on their behalf of which Parent is aware) which is in violation of Law, or (iv) has violated in any material respect any provision of the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder.

Section 5.23 Proxy Statement. None of the information included or incorporated by reference in the letter to the stockholders, notice of meeting, proxy statement and forms of proxy (collectively, the “Parent Proxy

Statement”), to be circulated in connection with the Merger, will, at the date it is first mailed to Parent’s stockholders or at the time of Parent Stockholders Meeting or at the time of any amendment or supplement thereof, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, no representation or warranty is made by Parent with respect to statements made or incorporated by reference therein based on information supplied by the Company or the Stockholder Representatives expressly for inclusion or incorporation by reference in Parent Proxy Statement.

Section 5.24 No Omissions or Misstatements. None of the representations or warranties of Parent and Merger Sub included in this Article V as qualified by the Disclosure Schedule contains any untrue statement of a material fact or is misleading in any material respect or omits to state any material fact necessary in order to make any of the statements in this Agreement not misleading in light of the circumstances in which they were made.

ARTICLE VI

COVENANTS

Section 6.01 Conduct of Business of the Company. The Company shall, and shall cause each of its Subsidiaries to, during the period from the date of this Agreement until the Effective Time, except as expressly contemplated by this Agreement or as required by applicable Law or with the prior written consent of Parent, conduct its business in the ordinary course of business consistent with past practice, and, to the extent consistent therewith, the Company shall, and shall cause each of its Subsidiaries to, use its reasonable best efforts to preserve substantially intact its and its Subsidiaries’ business organization, to keep available the services of its and its Subsidiaries’ current officers and employees, to preserve its and its Subsidiaries’ present relationships with customers, suppliers, distributors, licensors, licensees and other Persons having business relationships with it. Without limiting the generality of the foregoing, between the date of this Agreement and the Effective Time, except as otherwise expressly contemplated by this Agreement or as set forth on Section 6.01 of the Disclosure Schedule or as required by applicable Law, the Company shall not, nor shall it permit any of its Subsidiaries to, without the prior written consent of Parent (which consent shall not be unreasonably withheld or delayed):

(a) amend or propose to amend its certificate of incorporation or by-laws (or other comparable organizational documents);

(b) (i) split, combine or reclassify any Company Stock, (ii) repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any Company Stock, (iii) declare, set aside or pay any dividend or distribution (whether in cash, stock, property or otherwise) in respect of, or enter into any Contract with respect to the voting of, any shares of its capital stock (other than dividends from its direct or indirect wholly-owned Subsidiary);

(c) issue, sell, pledge, dispose of or encumber any Company Stock;

(d) except as required by applicable Law or by any Company Employee Plan or Contract in effect as of the date of this Agreement, (i) increase the compensation payable or that could become payable by the Company or any of its Subsidiaries to directors, officers or employees, other than increases in compensation made in the ordinary course of business consistent with past practice, (ii) enter into any new or amend any existing employment, severance, retention or change in control agreement with any of its past or present officers or employees, (iii) promote any officers or employees, except in connection with the Company’s annual or quarterly compensation review cycle or as the result of the termination or resignation of any officer or employee, or (iv) establish, adopt, enter into, amend, terminate, exercise any discretion under, or take any action to accelerate rights under any Company Employee Plans or any plan, agreement, program, policy, trust, fund or other arrangement that would be a Company Employee Plan if it were in existence as of the date of this Agreement, or make any contribution to any Company Employee Plan, other than contributions required by Law, the terms of such Company Employee Plans as in effect on the date hereof or that are made in the ordinary course of business consistent with past practice;

(e) acquire, by merger, consolidation, acquisition of stock or assets, or otherwise, any business or Person or division thereof or make any loans, advances or capital contributions to or investments in any Person in excess of $50,000 in the aggregate;

(f) (i) transfer, license, sell, lease or otherwise dispose of any assets (whether by way of merger, consolidation, sale of stock or assets, or otherwise), including the capital stock or other equity interests in any Subsidiary of the Company, provided that the foregoing shall not prohibit the Company and its Subsidiaries from transferring, licensing, selling, leasing or disposing of obsolete equipment or assets being replaced, in each case in the ordinary course of business consistent with past practice, or (ii) adopt or effect a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization;

(g) repurchase, prepay or incur any indebtedness for borrowed money or guarantee any such indebtedness of another Person, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of the Company or any of its Subsidiaries, guarantee any debt securities of another Person, enter into any “keep well” or other Contract to maintain any financial statement condition of any other Person (other than any wholly-owned Subsidiary of it) or enter into any arrangement having the economic effect of any of the foregoing, other than in connection with the financing of ordinary course trade payables consistent with past practice;

(h) enter into or amend or modify in any material respect, or consent to the termination of (other than at its stated expiry date), any Company Material Contract or any Lease with respect to material Real Estate or any other Contract or Lease that, if in effect as of the date hereof would constitute a Company Material Contract or Lease with respect to material Real Estate hereunder;

(i) institute, settle or compromise any Legal Actions pending or threatened before any arbitrator, court or other Governmental Entity involving the payment of monetary damages by the Company or any of its Subsidiaries of any amount exceeding $100,000 in the aggregate, other than (i) any Legal Action brought against Parent or Merger Sub arising out of a breach or alleged breach of this Agreement by Parent or Merger Sub, and (ii) the settlement of claims, liabilities or obligations reserved against on the Most Recent Financials of the Company; provided that neither the Company nor any of its Subsidiaries shall settle or agree to settle any Legal Action which settlement involves a conduct remedy or injunctive or similar relief or has a restrictive impact on the Company’s business;

(j) make any material change in any method of financial accounting principles or practices, in each case except for any such change required by a change in GAAP or applicable Law;

(k) (i) settle or compromise any material Tax claim, audit or assessment, (ii) make or change any material Tax election, change any annual Tax accounting period, adopt or change any method of Tax accounting, (iii) amend any material Tax Returns or file claims for material Tax refunds, or (iv) enter into any material closing agreement, surrender in writing any right to claim a material Tax refund, offset or other reduction in Tax liability or consent to any extension or waiver of the limitation period applicable to any material Tax claim or assessment relating to the Company or its Subsidiaries;

(l) enter into any material agreement, agreement in principle, letter of intent, memorandum of understanding or similar Contract with respect to any joint venture, strategic partnership or alliance;

(m) except in connection with actions permitted by Section 6.03 hereof, take any action to exempt any Person from, or make any acquisition of securities of the Company by any Person not subject to, any state takeover statute or similar statute or regulation that applies to Company with respect to a Takeover Proposal or otherwise, including the restrictions on “business combinations” set forth in Section 203 of the DGCL, except for Parent, Merger Sub or any of their respective Subsidiaries or Affiliates, or the transactions contemplated by this Agreement;

(n) abandon, encumber, convey title (in whole or in part), exclusively license or grant any right or other licenses to Company IP, other than in the ordinary course of business consistent with past practice; or

(o) agree or commit to do any of the foregoing.

Section 6.02 Access to Information; Confidentiality.

(a) From the date of this Agreement until the earlier to occur of the Effective Time or the termination of this Agreement in accordance with the terms set forth in Article VII, the Company shall, and shall cause its Subsidiaries to, afford to Parent and Parent’s Representatives reasonable access, at reasonable times and in a manner as shall not unreasonably interfere with the business or operations of the Company or any Subsidiary thereof, to the officers, employees, accountants, agents, properties, offices and other facilities and to all books, records, contracts and other assets of the Company and its Subsidiaries, and the Company shall, and shall cause its Subsidiaries to, furnish promptly to Parent such other information concerning the business and properties of the Company and its Subsidiaries as Parent may reasonably request from time to time. Neither the Company nor any of its Subsidiaries shall be required to provide access to or disclose information where such access or disclosure would jeopardize the protection of attorney-client privilege or contravene any Law (it being agreed that the parties shall use their reasonable best efforts to cause such information to be provided in a manner that would not result in such jeopardy or contravention). No investigation shall affect the Company’s representations and warranties contained herein, or limit or otherwise affect the remedies available to Parent or Merger Sub pursuant to this Agreement.

(b) The Company shall provide Parent with an unaudited consolidated balance sheet and statement of operations for each month ended following the date hereof through the Effective Date within 30 days of each month’s end.

(c) From the date of this Agreement until the earlier to occur of the Effective Time or the termination of this Agreement in accordance with the terms set forth in Article VII, Parent shall comply with the Company’s reasonable requests for non-public information concerning the business and properties of Parent and its Subsidiaries. Neither Parent nor any of its Subsidiaries shall be required to provide access to or disclose information where such access or disclosure would jeopardize the protection of attorney-client privilege or contravene any Law (it being agreed that the parties shall use their reasonable best efforts to cause such information to be provided in a manner that would not result in such jeopardy or contravention). No investigation shall affect Parent’s representations and warranties contained herein, or limit or otherwise affect the remedies available to the Company pursuant to this Agreement.

(d) Parent and the Company shall comply with, and shall cause their respective Representatives to comply with, all of their respective obligations under the Confidentiality Agreement, dated February 7, 2013, between Parent and the Company (the “Confidentiality Agreement”), which shall survive the termination of this Agreement in accordance with the terms set forth therein.

Section 6.03 No Solicitation.

(a) The Company shall not, and shall cause its Subsidiaries not to, and shall not authorize or permit its and its Subsidiaries’ directors, officers, employees, advisors and investment bankers (with respect to any Person, the foregoing Persons are referred to herein as such Person’s “Representatives”) to, directly or indirectly, solicit, initiate or knowingly take any action to facilitate or encourage the submission of any Takeover Proposal or the making of any proposal that could reasonably be expected to lead to any Takeover Proposal, or, subject to Section 6.03(b), (i) conduct or engage in any discussions or negotiations with, disclose any non-public information relating to the Company or any of its Subsidiaries to, afford access to the business, properties, assets, books or records of the Company or any of its Subsidiaries to, or knowingly assist, participate in, facilitate or encourage any effort by, any third party that is seeking to make, or has made, any Takeover Proposal, (ii) (A) amend or grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of the Company or any of its Subsidiaries or (B) approve any transaction under, or any third party becoming an “interested stockholder” under, Section 203 of the DGCL, or (iii) enter into any agreement in principle, letter of intent, term sheet, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other Contract relating to any Takeover Proposal (each, a “Company Acquisition Agreement”). Subject to Section 6.03(b), neither the Company Board nor any committee thereof shall fail to make, withdraw, amend, modify or materially qualify, in a manner adverse to Parent or Merger Sub, the Company Board Recommendation, or recommend a Takeover Proposal, fail to recommend against acceptance of any tender offer or exchange offer for the shares of Company Stock within ten (10) Business Days after the commencement of such offer, or make any public statement inconsistent with the Company Board Recommendation, or resolve or agree to take any of the foregoing actions (any of the foregoing, a “Company Adverse Recommendation Change”). The Company shall, and shall cause its Subsidiaries to cease immediately and cause to be terminated, and shall not authorize or knowingly permit any of its or their Representatives to continue, any and all existing activities or negotiations, if any, with any third party conducted prior to the date hereof with respect to any Takeover Proposal and shall use its reasonable best efforts to cause any such third party (or its agents or advisors) in possession of non-public information in respect of the Company or any of its Subsidiaries that was furnished by or on behalf of the Company and its Subsidiaries to return or destroy (and confirm destruction of) all such information.

(b) Notwithstanding Section 6.03(a), prior to the receipt of the Requisite Company Vote, the Company Board, directly or indirectly through any Representative, may, subject to Section 6.03(c) (i) participate in negotiations or discussions with any third party that has made (and not withdrawn) a bona fide, unsolicited Takeover Proposal in writing that the Company Board believes in good faith constitutes or would reasonably be expected to result in a Superior Proposal, (ii) thereafter furnish to such third party non-public information relating to the Company or any of its Subsidiaries pursuant to an executed confidentiality agreement that constitutes an Acceptable Confidentiality Agreement (a copy of which confidentiality agreement shall be promptly (in all events within twenty-four (24) hours) provided for informational purposes only to Parent), (iii) following receipt of and on account of a Superior Proposal, make a Company Adverse Recommendation Change, and/or (iv) take any action that any court of competent jurisdiction orders the Company to take (which order remains unstayed), but in each case referred to in the foregoing clauses (i) through (iv), only if the Company Board determines in good faith that the failure to take such action would reasonably be expected to cause the Company Board to be in breach of its fiduciary duties under applicable Law.

(c) The Company Board shall not take any of the actions referred to in clauses (i) through (iv) of Section 6.03(b) unless the Company shall have delivered to Parent a prior written notice advising Parent that it intends to take such action. The Company shall notify Parent promptly (but in no event later than twenty-four (24) hours) after it obtains Knowledge of the receipt by the Company (or any of its Representatives) of any Takeover Proposal, any inquiry that would reasonably be expected to lead to a Takeover Proposal, any request for non-public information relating to the Company or any of its Subsidiaries or for access to the business, properties, assets, books or records of the Company or any of its Subsidiaries by any third party. In such notice, the Company shall identify the third party making, and details of the material terms and conditions of, any such Takeover Proposal, indication or request. The Company shall keep Parent fully informed, on a current basis, of the status and material terms of any such Takeover Proposal, indication or request, including any material amendments or proposed amendments as to price and other material terms thereof. The Company shall provide Parent with at least forty-eight (48) hours prior notice of any meeting of the Company Board (or such lesser notice as is provided to the members of the Company Board) at which the Company Board is reasonably expected to consider any Takeover Proposal.

The Company shall promptly provide Parent with a list of any non-public information concerning the Company’s business, present or future performance, financial condition or results of operations, provided to any third party, and, to the extent such information has not been previously provided to Parent, copies of such information.

(d) Except as set forth in this Section 6.03(d), the Company Board shall not make any Company Adverse Recommendation Change or enter into (or permit any Subsidiary to enter into) a Company Acquisition Agreement. Notwithstanding the foregoing, at any time prior to the receipt of the Requisite Company Vote, the Company Board may make a Company Adverse Recommendation Change or enter into (or permit any Subsidiary to enter into) a Company Acquisition Agreement, if: (i) the Company promptly notifies Parent, in writing, at least five (5) Business Days (the “Notice Period”) before making a Company Adverse Recommendation Change or entering into (or causing a Subsidiary to enter into) a Company Acquisition Agreement, of its intention to take such action with respect to a Superior Proposal, which notice shall state expressly that the Company has received a Takeover Proposal that the Company Board intends to declare a Superior Proposal and that the Company Board intends to make a Company Adverse Recommendation Change and/or the Company intends to enter into a Company Acquisition Agreement; (ii) the Company attaches to such notice the most current version of the proposed agreement (which version shall be updated on a prompt basis) and the identity of the third party making such Superior Proposal; (iii) the Company shall, and shall cause its Subsidiaries to, and shall use its reasonable best efforts to cause its and its Subsidiaries’ Representatives to, during the Notice Period, negotiate with Parent in good faith to make such adjustments in the terms and conditions of this Agreement so that such Takeover Proposal ceases to constitute a Superior Proposal, if Parent, in its discretion, proposes to make such adjustments (it being agreed that in the event that, after commencement of the Notice Period, there is any material revision to the terms of a Superior Proposal, including, any revision in price, the Notice Period shall be extended, if applicable, to ensure that at least three (3) Business Days remains in the Notice Period subsequent to the time the Company notifies Parent of any such material revision (it being understood that there may be multiple extensions)); and (iv) the Company Board determines in good faith, after consulting with outside legal counsel, that such Takeover Proposal continues to constitute a Superior Proposal after taking into account any adjustments made by Parent during the Notice Period in the terms and conditions of this Agreement.

Section 6.04 Stockholders Meetings; Preparation of Proxy Materials; Registration Statement.

(a) Subject to the terms set forth in this Agreement, the Company shall take all action necessary to duly call, give notice of, convene and hold the Company Stockholders Meeting as soon as reasonably practicable after the date of this Agreement but in no event later than the date of the Parent Stockholders Meeting, and, in connection therewith, the Company shall duly deliver the Company Proxy Statement to the holders of Company Stock in advance of such meeting. Except to the extent that the Company Board shall have effected a Company Adverse Recommendation Change as permitted by Section 6.03(b) hereof, the Company Proxy Statement shall include the Company Board Recommendation. Subject to Section 6.03 hereof, the Company shall use commercially reasonable efforts to (i) solicit from the holders of Company Stock proxies in favor of the adoption of this Agreement and approval of the Merger and (ii) take all other actions necessary or advisable to secure the vote or consent of the holders of Company Stock required by applicable Law to obtain such approval. The Company shall keep Parent and Merger Sub updated with respect to proxy solicitation results as requested by Parent or Merger Sub. Once the Company Stockholders Meeting has been called and noticed, the Company shall not postpone or adjourn the Company Stockholders Meeting without the consent of Parent (other than (i) in order to obtain a quorum of its stockholders or (ii) as reasonably determined by the Company to comply with applicable Law). Notwithstanding anything contained herein to the contrary, the Company shall not be required to hold the Company Stockholders Meeting if this Agreement is terminated before the meeting is held.

(b) In connection with the Company Stockholders Meeting, as soon as reasonably practicable following the date of this Agreement the Company shall prepare the Company Proxy Statement. Parent, Merger Sub and the Company will cooperate and consult with each other in the preparation of the Company Proxy Statement.

(c) As soon as practicable after the date of this Agreement and the effectiveness of the Registration Statement pursuant to Section 6.04(d), Parent shall hold a meeting of its stockholders for the purpose of voting upon this Agreement, the Merger and the transactions herein contemplated in accordance with Parent’s Charter Documents and applicable Law. Parent shall use commercially reasonable efforts to (i) solicit from its stockholders proxies in favor of approving the Merger and the issuance of the Parent Common Stock in connection with the Merger and (ii) take all other actions necessary or advisable to secure the vote or consent of Parent’s stockholders required by applicable Law to obtain such approval. Parent shall keep the Company updated with respect to proxy solicitation results as requested by the Company. Once the Parent Stockholders Meeting has been called and noticed, Parent shall not postpone or adjourn the Parent Stockholders Meeting without the consent of the Company (other than (i) in order to obtain a quorum of its stockholders or (ii) as reasonably determined by the Company to comply with applicable Law). Notwithstanding anything contained herein to the contrary, Parent shall not be required to hold the Parent Stockholders Meeting if this Agreement is terminated before the meeting is held.

(d) Subject to the terms set forth in this Agreement, Parent shall file with the Commission as soon as practicable after the date of this Agreement, but in no event later than 45 after the date of this Agreement, a registration statement on an appropriate form under the Securities Act covering the Parent Common Stock to be issued pursuant to this Agreement and shall use its reasonable and diligent efforts to cause the same to become effective and thereafter, until the Effective Time or termination of this Agreement, to keep the same effective and, if necessary, amend and supplement the same. Such registration statement and any amendments and supplements thereto are referred to herein as the “Registration Statement.” The Registration Statement shall include the Parent Proxy Statement for use in connection with the meeting of stockholders of Parent referred to in Section 6.04(c), all in accordance with the rules and regulations of the Commission.

The Company will cooperate with Parent in connection with Parent’s preparation of the Parent Proxy Statement. Parent shall provide the Company and its counsel for their review a copy of the Registration Statement and any amendments thereto in at least as much time prior to filing thereof as is customary in transactions of the type contemplated this Agreement and shall not make any filing with the Commission of the Registration Statement or any amendment thereto without the prior written consent of the Company, which consent shall not be unreasonably withheld or delayed. Parent shall promptly advise the Company and its counsel (i) of any material communication received by Parent or its counsel from the Commission with respect to the Registration Statement, (ii) when the Registration Statement has become effective, and (ii) of any supplements or post effective amendments to the Registration Statement. Parent shall promptly furnish the Company with copies of all such documents.

(e) The Company will provide Parent with the information relating to it required by the Securities Act and the Exchange Act and the respective rules and regulations promulgated thereunder to be set forth in the Registration Statement and the Parent Proxy Statement, and the Company shall promptly furnish all other information, and take all such other actions as may reasonably be requested in connection the preceding sentence of this Section 6.04(d). The Company agrees promptly to advise Parent if, at any time prior to the meeting of the stockholders of the Parent held pursuant to Section 6.04(c), any information provided by the Company for use in Registration Statement containing the Parent Proxy Statement becomes false or misleading in any material respect and to provide Parent with the information needed to correct such inaccuracy or omission. If the Company learns of the occurrence of any event or the existence of any fact which is required to be set forth in an amendment or supplement to the Registration Statement containing the Parent Proxy Statement pursuant to applicable Law, the Company will promptly inform Parent of such event or fact and comply with all of its obligations pursuant to this Section 6.04(d) relating to effecting such amendment or supplement to the Registration Statement containing the Parent Proxy Statement.

Section 6.05 Notices of Certain Events. The Company shall notify Parent and Merger Sub, and Parent and Merger Sub shall notify the Company, promptly of (i) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement, (ii) any notice or other communication from any Governmental Entity in connection with the transactions contemplated by this Agreement, (iii) any Legal Actions commenced, or to such party’s knowledge, threatened, against the Company or any of its Subsidiaries or Parent or its Subsidiaries, as applicable, that are related to the transactions contemplated by this Agreement, and (iv) any event, change or effect between the date of this Agreement and the Effective Time which causes or is reasonably likely to cause the failure of the conditions set forth in Section 7.02(a), Section 7.02(b) or Section 7.02(c) of this Agreement (in the case of the Company and its Subsidiaries) or Section 7.03(a) or Section 7.03(b) of this Agreement (in the case of Parent and Merger Sub), to be satisfied. In no event shall (x) the delivery of any notice by a party pursuant to this Section 6.04(c) limit or otherwise affect the respective rights, obligations, representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement, or (y) disclosure by the Company or Parent be deemed to amend or supplement the Disclosure Schedule or constitute an exception to any representation or warranty. This Section 6.04(c) shall not constitute a covenant or agreement for purposes of Section 7.02(b) or Section 7.03(b).

Section 6.06 Commercially Reasonable Efforts.

(a) Upon the terms and subject to the conditions set forth in this Agreement (including those contained in this Section 6.06), each of the parties hereto shall, and shall cause its Subsidiaries to, use its commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, and to satisfy all conditions to, in the most expeditious manner practicable, the transactions contemplated by this Agreement, including (i) the obtaining of all necessary permits, waivers, consents, approvals and actions or nonactions from Governmental Entities and the making of all necessary registrations and filings (including filings with Governmental Entities) and the taking of all steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Entities, (ii) the obtaining of all necessary consents or waivers from third parties, (iii) the execution and delivery of any additional instruments necessary to consummate the Merger and to fully carry out the purposes of this Agreement, and (iv) obtaining approval of the Nasdaq Capital Market to list or designate for quotation (as the case may be) the Parent Common Stock issued pursuant to the Merger. Parent will take all action necessary to cause Merger Sub to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement. The Company and Parent shall, subject to applicable Law, promptly (x) cooperate and coordinate with the other in the taking of the actions contemplated by clauses (i), (ii) and (iii) immediately above and (y) supply the other with any information that may be reasonably required in order to effectuate the taking of such actions. The Company shall comply with all reasonable requests with respect to compliance with Parent’s credit facility in connection with the Merger. Each party hereto shall promptly inform the other party or parties hereto, as the case may be, of any communication from any Governmental Entity regarding any of the transactions contemplated by this Agreement. If the Company or Parent receives a request for additional information or documentary material from any Governmental Entity with respect to the transactions contemplated by this Agreement, then it shall use commercially reasonable efforts to make, or cause to be made, as soon as reasonably practicable and after consultation with the other party, an appropriate response in compliance with such request, and, if permitted by applicable Law and by any applicable Governmental Entity, provide the other party’s counsel with advance notice and the opportunity to attend and participate in any meeting with any Governmental Entity in respect of any filing made thereto in connection with the transactions contemplated by this Agreement.

(b) In the event that any administrative or judicial action or proceeding is instituted (or threatened to be instituted) by a Governmental Entity or private party challenging the Merger or any other transaction contemplated by this Agreement, or any other agreement contemplated hereby, the Company shall cooperate in all respects with Parent and Merger Sub and shall use its reasonable best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any Order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement. Notwithstanding anything in this Agreement to the contrary, none of Parent, Merger Sub or any of their Affiliates shall be required to defend, contest or resist any action or proceeding, whether judicial or administrative, or to take any action to have vacated, lifted, reversed or overturned any Order, in connection with the transactions contemplated by this Agreement.

(c) Notwithstanding anything to the contrary set forth in this Agreement, none of Parent, Merger Sub or any of their Subsidiaries shall be required to, and the Company may not, without the prior written consent of Parent, become subject to, consent to, or offer or agree to, or otherwise take any action with respect to, any requirement, condition, limitation, understanding, agreement or order to (i) sell, license, assign, transfer, divest, hold separate or otherwise dispose of any assets, business or portion of business of the Company, the Surviving Corporation, Parent, Merger Sub or any of their respective Subsidiaries, (ii) conduct, restrict, operate, invest or otherwise change the assets, business or portion of business of the Company, the Surviving Corporation, Parent, Merger Sub or any of their respective Subsidiaries in any manner, or (iii) impose any restriction, requirement or limitation on the operation of the business or portion of the business of the Company, the Surviving Corporation, Parent, Merger Sub or any of their respective Subsidiaries; provided that, if requested by Parent, the Company will become subject to, consent to, or offer or agree to, or otherwise take any action with respect to, any such requirement, condition, limitation, understanding, agreement or order so long as such requirement, condition, limitation, understanding, agreement or order is only binding on the Company in the event the Closing occurs.

Section 6.07 Public Announcements. The initial press release with respect to this Agreement and the transactions contemplated hereby shall be a release mutually agreed to by the Company and Parent. Thereafter, each of the Company, Parent and Merger Sub agrees that no public release or announcement concerning the transactions contemplated hereby shall be issued by any party without the prior written consent of the Company and Parent (which consent shall not be unreasonably withheld or delayed), except as such release or announcement may be permitted by Section 6.03 or required by applicable Law or the rules or regulations of any applicable United States securities exchange or Governmental Entity to which the relevant party is subject, wherever situated, in which case the party required to make the release or announcement shall consult with the other party about, and allow the other party reasonable time to comment on such release or announcement in advance of such issuance.

Section 6.08 Takeover Statutes. If any “control share acquisition”, “fair price”, “moratorium” or other anti-takeover Law becomes or is deemed to be applicable to the Company, Parent, Merger Sub, the Merger or any other transaction contemplated by this Agreement, then each of the Company, Parent, Merger Sub, and their respective board of directors shall grant such approvals and take such actions as are necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to render such anti-takeover Law inapplicable to the foregoing.

Section 6.09 Gain Contingencies.

(a) From the Closing Date through the date on which indemnification obligations under this Agreement terminate pursuant to Section 9.06, Parent shall, and shall cause the Surviving Corporation and its Subsidiaries to, (i) exercise reasonable business judgment in connection with the Gain Contingencies and (ii) conduct their respective businesses in good faith in respect of the Gain Contingencies, without taking or refraining from taking any action in connection with the Gain Contingencies for the sole purpose of circumventing the application of Section 3.03(h) or Section 9.04 to reduce the number of Escrow Shares or Additional Escrow Shares that would otherwise be released by the Escrow Agent to Parent.

(b) From time to time prior to the Closing, the Company shall be entitled to supplement or amend Exhibit B to reflect changes in respect of any listed Gain Contingencies or to list new Gain Contingencies, provided that any supplements or amendments to such Exhibit are of the same type and character as set forth on Exhibit B on the date hereof.

Section 6.10 Tax Matters.

(a) The parties intend that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. It is the present intention of Parent to continue at least one significant historic business line of Company, or to use at least a significant portion of the Company’s historic business assets in a business, in each case, within the meaning of Treasury Regulation 1-368-1(d). Parent, Merger Sub and Company shall use their commercially reasonable efforts to cause the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. This Agreement is intended to constitute a “plan of reorganization” within the meaning of Treasury Regulation Section 1.368-2(g).

(b) Officers of Parent and the Company shall execute and deliver to Brownstein Hyatt Farber Schreck, LLP, counsel to Parent, and Fulbright & Jaworski LLP, counsel to the Company, certificates in the form attached as Exhibit D, in connection with the qualification of the Merger as a “reorganization” within the meaning of Section 368(a) of the Code. Each of Parent, Merger Sub and the Company shall use its commercially reasonable efforts not to take or cause to be taken any action (or fail to take or cause not to be taken any action) which would cause the Merger to fail to qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

(c) After the Closing, the parties shall (i) report on their respective tax returns and tax filings the transactions contemplated by this Agreement as a “reorganization” within the meaning of Section 368(a) of the Code, and (ii) keep in their records and file in connection with their federal and state income tax returns all such information as may be required by Treasury Regulation Section 1.368-3 (and the corresponding state rules and regulations) with respect to the transactions contemplated by this Agreement.

(d) The Company and Parent shall cooperate in the preparation, execution and filing of all Tax Returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer and stamp taxes, any transfer, recording, registration and other fees and any similar Taxes which become payable in connection with the transactions contemplated by this Agreement that are required or permitted to be filed on or before the Effective Time.

Section 6.11 Company 401(k) Plan. The Company shall take, or shall cause to be taken, all actions necessary to terminate, prior to the Closing Date, the Mercury Solar Systems 401(k) Plan.

Section 6.12 Indemnification of Directors and Officers.

(a) For a period of six (6) years following the Effective Time, the existing provisions of the Charter Documents of the Company and its Subsidiaries concerning the elimination of liability and indemnification of directors and/or other persons shall not be amended in any manner that would adversely affect the rights thereunder of any person that is as of the date hereof or the Effective Time covered as an indemnitee under any such elimination of liability or indemnification provisions, unless such amendment or modification shall be required by applicable Law and then only to the minimum extent required by such Law.

(b) Prior to Closing, the Company shall procure with respect to all periods prior to the Closing Date, directors’ and officers’ liability insurance (including “side-A coverage” only) covering those present and former officers and directors of the Company and those present and former officers, directors and managers of the subsidiaries who are currently covered by directors’ and officers’ liability insurance policies on terms no less favorable in the aggregate than the terms of such current insurance coverage, and the cost of such “tail” or other policy shall be included as a Transaction Expense. During the six (6) year period from and after the Closing Date, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation not to cancel or otherwise terminate such “tail” or other policy, and in the event any claim is asserted or made within such six (6) year period, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation such insurance shall be continued in respect of such claim until the final disposition thereof.

(c) The provisions of this Section 6.12 are (i) intended to be for the benefit of, and shall be enforceable by, each person released or entitled to indemnification, or other benefit hereunder, and each such person’s heirs, representatives, successors or assigns, it being expressly agreed that such persons shall be third party beneficiaries of this Section 6.12, and (ii) in addition to, and not in substitution for, any other right to indemnification or contribution that any such person may have by contract or otherwise. The Surviving Corporation shall (and Parent shall cause the Surviving Corporation to), from time to time following the Closing, execute and deliver such other documents and instruments and take such other actions as may be reasonably requested by the Stockholder Representatives or any D&O Indemnitee to implement the provisions of this Section 6.12.

(d) Nothing in this Section 6.12 shall prohibit Parent from causing the merger, consolidation, or reorganization of the Company and/or its Subsidiaries.

Section 6.13 2014 Budget. After the execution and delivery of this Agreement and prior to Closing, the Company and Parent shall cooperate in good faith to jointly prepare a budget and business plan for the Company for the 2014 calendar year to be implemented after the Effective Time.

Section 6.14 Further Assurances. At and after the Effective Time, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of the Company or Merger Sub, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or Merger Sub, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets of the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

ARTICLE VII

CONDITIONS

Section 7.01 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each party to this Agreement to effect the Merger is subject to the satisfaction or waiver on or prior to the Closing Date of each of the following conditions:

(a) Company Stockholder Approval. This Agreement will have been duly adopted by the Requisite Company Vote.

(b) Parent Stockholder Approval. The issuance of the Parent Common Stock in connection with the payment of the Merger Consideration pursuant to this Agreement shall have been duly approved by the requisite stockholders of Parent in accordance applicable Law and Parent’s Charter Documents.

(c) Effectiveness of the Registration Statement. The Registration Statement shall have become effective with respect to the shares of Parent Common Stock to be issued in the Merger, no stop order suspending the effectiveness of such Registration Statement shall have been issued and no proceeding for that purpose shall have been instituted or threatened in writing.

(d) No Injunctions, Restraints or Illegality. No Governmental Entity having jurisdiction over any party hereto shall have enacted, issued, promulgated, enforced or entered any Laws or Orders, whether temporary, preliminary or permanent, that make illegal, enjoin or otherwise prohibit consummation of the Merger or the other transactions contemplated by this Agreement.

(e) Governmental Consents. All consents, approvals and other authorizations of any Governmental Entity set forth in Section 7.01 of the Disclosure Schedule and required to consummate the Merger and the other transactions contemplated by this Agreement (other than the filing of the Certificate of Merger with the Secretary of State of the State of Delaware) shall have been obtained, free of any condition that would reasonably be expected to have a Company Material Adverse Effect or a material adverse effect on Parent’s and Merger Sub’s ability to consummate the transactions contemplated by this Agreement.

Section 7.02 Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are also subject to the satisfaction or waiver by Parent and Merger Sub on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. The representations and warranties of the Company set forth in Article IV of this Agreement shall be true and correct in all respects (without giving effect to any limitation indicated by the words “Company Material Adverse Effect,” “in all material respects,” “in any material respect,” “material” or “materially”) when made and as of immediately prior to the Effective Time, as if made at and as of such time (except those representations and warranties that address matters only as of a particular date, which shall be true and correct in all respects as of that date), except where the failure of such representations and warranties (other than those set forth in the first sentence of Section 4.01(a), and Sections 4.02, 4.03(a) and 4.03(b)(i)-(ii), which shall be true and correct without application of the Company Material Adverse Effect qualification) to be so true and correct would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Performance of Covenants. The Company shall have performed in all material respects all obligations, and complied in all material respects with the agreements and covenants, required to be performed by or complied with by it hereunder.

(c) Stock Options and Other Stock-based Compensation. The Company shall have complied with its obligations under Section 3.08, and if requested by Parent, shall have provided evidence of such compliance to Parent.

(d) Company Material Adverse Effect. Since the date of this Agreement, there shall not have been any Company Material Adverse Effect.

(e) Consents. The Company shall have obtained the consent or approval of each Person or Governmental Entity listed in Section 7.02(e) of the Disclosure Schedule in connection with the Merger and the transactions contemplated hereby.

(f) Resignation Letters. The Company shall have delivered to Parent written resignations of all officers and directors of the Company effective as of the Effective Time.

(g) Permits. Parent shall in good faith determine that the after the Closing, Parent, the Surviving Corporation and their employees will collectively possess all Permits necessary to fulfill the obligations under the Company’s commercial installation agreements.

(h) Listing of Parent Common Stock. The Company shall have obtained approval of the Nasdaq Capital Market to list or designate for quotation (as the case may be) the Parent Common Stock issued pursuant to the Merger.

(i) Officers Certificate. Parent will have received a certificate, signed by the chief executive officer or chief financial officer of the Company, certifying as to the matters set forth in Section 7.02(a), Section 7.02(b), Section 7.02(c) and Section 7.02(k) hereof.

(j) Cash on Hand. The Company shall have at Closing cash on hand and in banks equal to no less than $8,500,000 (the “Cash on Hand Requirement”); provided, however, if the Closing shall not have occurred by September 30, 2013, the Cash on Hand Requirement shall be reduced by $200,000 for each 30 day period after September 30, 2013 until the Closing, and such reduction shall be pro-rated for any partial month.

(k) Litigation. The representations and warranties of the Company set forth in Section 4.16 of this Agreement shall be true and correct in all material respects.

(l) Escrow Agreement. The Stockholder Representatives and the Escrow Agent shall have executed and delivered the Escrow Agreement.

Section 7.03 Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver by the Company on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. The representations and warranties of Parent and Merger Sub set forth in Article V of this Agreement shall be true and correct in all respects (without giving effect to any limitation indicated by the words “material adverse effect,” “in all material respects,” “in any material respect,” “material” or “materially”) when made and as of immediately prior to the Effective Time, as if made at and as of such time (except those representations and warranties that address matters only as of a particular date, which shall be true and correct in all respects as of that date), except where the failure of such representations and warranties to be so true and correct would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Performance of covenants. Parent and Merger Sub shall have performed in all material respects all obligations, and complied in all material respects with the agreements and covenants, required to be performed by or complied with by them hereunder.

(c) Officers certificate. The Company will have received a certificate, signed by an officer of Parent, certifying as to the matters set forth in Section 7.03(a) and Section 7.03(b).

(d) Nomination to Board. Richard D. White, or another nominee designated by the Company, shall have been nominated to the Board of Directors of Parent as a director for election at its 2013 annual meeting of shareholders and, with respect to the period from and after the Effective Time until such time as he is duly elected as a Parent director, shall have been granted the right to (i) attend as an observer all meetings of the Parent Board of Directors, (ii) receive on a timely basis all information and materials provided to members Parent Board of Directors and any committees thereof, and (iii) receive such reimbursement of expenses and cash, equity and other compensations from Parent as is customarily paid by Parent to its non-employee, non-officer directors. If elected, Richard D. White, or such other nominee, shall continue to be entitled to receive such reimbursement of expenses and cash, equity and other compensations from Parent as is customarily paid by Parent to its non-employee, non-officer directors.

(e) Parent Material Adverse Effect. Since the date of this Agreement, there shall not have been any Parent Material Adverse Effect.

(f) Escrow Agreement. Parent and the Escrow Agent shall have executed and delivered the Escrow Agreement.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

Section 8.01 Termination By Mutual Consent. This Agreement may be terminated at any time prior to the Effective Time (notwithstanding any approval of this Agreement by the stockholders of the Company) by mutual written consent of Parent, Merger Sub and the Company.

Section 8.02 Termination By Either Parent or the Company. This Agreement may be terminated by either Parent or the Company at any time prior to the Effective Time (notwithstanding any approval of this Agreement by the stockholders of the Company):

(a) if the Merger has not been consummated on or before December 31, 2013, or such later date as is necessary for the Registration Statement to be declared effective to be declared effective by the Commission, but in no event later than March 15, 2014 (the “End Date”); provided, however, that (i) any extension of the End Date beyond December 31, 2013 shall be attributable to a delay the Commission’s comment process and the associated delayed effectiveness of the Registration Statement (and not an breach by Parent of its obligations pursuant to Section 6.04) or the Company’s process with respect to a Takeover Proposal in accordance with Section 6.03, and (ii) that the right to terminate this Agreement pursuant to this Section 8.02(a) shall not be available to any party whose breach of any representation, warranty, covenant or agreement set forth in this Agreement has been the cause of, or resulted in, the failure of the Merger to be consummated on or before the End Date;

(b) if any Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or Order making illegal, permanently enjoining or otherwise permanently prohibiting the consummation of the Merger or the other transactions contemplated by this Agreement, and such Law or Order shall have become final and nonappealable;

(c) if this Agreement has been submitted to the stockholders of the Company for adoption at a duly convened Company Stockholders Meeting and the Requisite Company Vote shall not have been obtained at such meeting (including any adjournment or postponement thereof); or

(d) if this Agreement has been submitted to the stockholders of Parent for adoption at a duly convened Parent Stockholders Meeting and the affirmative vote of the holders of the requisite number of the outstanding shares of Parent Common Stock shall not have been obtained at such meeting (including any adjournment or postponement thereof).

Section 8.03 Termination By Parent. This Agreement may be terminated by Parent at any time prior to the Effective Time (notwithstanding any approval of this Agreement by the stockholders of the Company):

(a) if (i) a Company Adverse Recommendation Change shall have occurred, (ii) the Company shall have entered into, or publicly announced its intention to enter into, a Company Acquisition Agreement (other than an Acceptable Confidentiality Agreement), (iii) the Company shall have breached or failed to perform in any material respect any of the covenants and agreements set forth in Section 6.03, (iv) the Company Board fails to reaffirm (publicly, if so requested by Parent) the Company Board Recommendation within ten (10) Business Days after the date any Takeover Proposal (or material modification thereto) is first publicly disclosed by the Company or the Person making such Takeover Proposal, (v) a tender offer or exchange offer relating to Company Stock shall have been commenced by a Person unaffiliated with Parent and the Company shall not have sent to its stockholders within ten (10) Business Days after such tender offer or exchange offer is first published, sent or given, a statement reaffirming the Company Board Recommendation and recommending that stockholders reject such tender or exchange offer, or (vi) the Company or the Company Board (or any committee thereof) shall publicly announce its intentions to do any of actions specified in this Section 8.03(a);

(b) if there shall have been a breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement such that the conditions to the Closing of the Merger set forth in Section 7.02(a) or Section 7.02(b), as applicable, would not be satisfied and, in either such case, such breach is incapable of being cured by the End Date; provided that Parent shall have given the Company at least 15 days written notice prior to such termination stating Parent’s intention to terminate this Agreement pursuant to this Section 8.03(b);

(c) if the Company fails to conduct the Company Stockholder Meeting within the time period set forth in Section 6.04(a); or

(d) at any time after the Company has obtained the Required Company Vote and Parent has obtained the affirmative vote of the holders of the requisite number of the outstanding shares of Parent Common Stock at the Parent Stockholder Meeting, in each case, approving the Merger and the other transactions contemplated by this Agreement, if the Average Closing Price of the Parent Common Stock is below $2.15; provided that within five (5) Business Days of delivery of a termination notice pursuant to this Section 8.03(d) Company may provide written notice to Parent of its desire to move forward with the Closing, in which case, the definition of “Average Closing Price” shall be $2.15 for purposes of the Closing and Parent shall not be entitled to terminate this Agreement pursuant to this Section 8.03(d).

Section 8.04 Termination By the Company. This Agreement may be terminated by the Company at any time prior to the Effective Time (notwithstanding, in the case of Section 8.04(b) immediately below, any approval of this Agreement by the stockholders of the Company):

(a) if prior to the receipt of the Requisite Company Vote at the Company Stockholders Meeting, the Company Board authorizes the Company, in full compliance with the terms of this Agreement, including Section 6.03(b) hereof, to enter into a Company Acquisition Agreement (other than an Acceptable Confidentiality Agreement) in respect of a Superior Proposal; provided that in the event of such termination, the Company substantially concurrently enters into such Company Acquisition Agreement; or

(b) if there shall have been a breach of any representation, warranty, covenant or agreement on the part of Parent or Merger Sub set forth in this Agreement such that the conditions to the Closing of the Merger set forth in Section 7.03(a) or Section 7.03(b), as applicable, would not be satisfied and, in either such case, such breach is incapable of being cured by the End Date; provided that the Company shall have given Parent at least 15 days written notice prior to such termination stating the Company’s intention to terminate this Agreement pursuant to this Section 8.04(b).

Section 8.05 Notice of Termination; Effect of Termination. The party desiring to terminate this Agreement pursuant to this Article VIII (other than pursuant to Section 8.01) shall deliver written notice of such termination to each other party hereto specifying with particularity the reason for such termination, and any such termination in accordance with Section 8.05 shall be effective immediately upon delivery of such written notice to the other party. If this Agreement is terminated pursuant to this Article VIII, it will become void and of no further force and effect, with no liability on the part of any party to this Agreement (or any stockholder, director, officer, employee, agent or Representative of such party) to any other party hereto, except (i) with respect to Section 6.02(a), this Section 8.05, Section 8.06 and Article IX (and any related definitions contained in any such Sections or Article), which shall remain in full force and effect and (ii) with respect to any liabilities or damages incurred or suffered by a party, to the extent such liabilities or damages were the result of fraud or the breach by another party of any of its representations, warranties, covenants or other agreements set forth in this Agreement.

Section 8.06 Fees and Expenses Following Termination.

(a) If, (i) this Agreement is terminated by Parent pursuant to Section 8.02(c), then the Company shall pay to Parent (by wire transfer of immediately available funds), within two (2) Business Days after such termination, a fee in an amount equal to the Company Termination Fee, (ii) this Agreement is terminated by the Company pursuant to Section 8.02(d), then Parent shall pay to the Company (by wire transfer of immediately available funds), within two (2) Business Days after such termination, a fee in an amount equal to Parent Termination Fee, and (iii) this Agreement is terminated by Parent pursuant to Section 8.03(d), then Parent pay to the Company (by wire transfer of immediately available funds), within two (2) Business Days after such termination, a fee in an amount equal to $350,000.

(b) The parties acknowledge and hereby agree that the provisions of this Section 8.06 are an integral part of the transactions contemplated by this Agreement (including the Merger), and that, without such provisions, the parties would not have entered into this Agreement. If a party shall fail to pay in a timely manner the amounts due pursuant to this Section 8.06, and, in order to obtain such payment, such party makes a claim against the other party that results in a judgment against such party, such party shall pay the initiating party’s reasonable costs and expenses (including its reasonable attorneys’ fees and expenses) incurred or accrued in connection with such suit, together with interest on the amounts set forth in this Section 8.06 at the prime lending rate prevailing during such period as published in The Wall Street Journal. Any interest payable hereunder shall be calculated on a daily basis from the date such amounts were required to be paid until (but excluding) the date of actual payment, and on the basis of a 360-day year. The parties acknowledge and agree that in no event shall the Company be obligated to pay the Company Termination Fee on more than one occasion, nor shall Parent be obligated to pay Parent Termination Fee on more than one occasion.

(c) Except as expressly set forth in this Section 8.06, all Expenses incurred in connection with this Agreement and the transactions contemplated hereby will be paid by the party incurring such Expenses.

Section 8.07 Extension; Waiver. At any time prior to the Effective Time, Parent or Merger Sub, on the one hand, or the Company, on the other hand, may (a) extend the time for the performance of any of the obligations of the other party(ies), (b) waive any inaccuracies in the representations and warranties of the other party(ies) contained in this Agreement or in any document delivered under this Agreement, or (c) unless prohibited by applicable Law, waive compliance with any of the covenants, agreements or conditions contained in this Agreement. Any agreement on the part of a party to any extension or waiver will be valid only if set forth in an instrument in writing signed by such party. The failure of any party to assert any of its rights under this Agreement or otherwise will not constitute a waiver of such rights.

ARTICLE IX

INDEMNIFICATION

Section 9.01 Survival. The representations and warranties of the Company set forth in Article IV, the covenants of the Company or Parent contained in this Agreement which are to be performed prior to the Closing, and the representations of Parent and Merger Sub set forth in Article V shall survive the Effective Time solely for purposes of Section 9.02 and Section 9.05, as applicable, and shall terminate on the close of business on first Business Day after the date that is the nine months after the Closing Date (the “Expiration Date”). The covenants of the parties contained in this Agreement which are to be performed at or after the Closing shall survive the Effective Time solely for purposes of Section 9.02 and Section 9.05, as applicable, and shall terminate 90 days after the expiration of the statute of limitations applicable to such covenant. Notwithstanding anything in this Section 9.01 to the contrary, in the event of any breach of a representation, warranty or covenant by a party that is intentional or constitutes fraud, such party’s liability for breach of such representation or warranty shall survive the Closing indefinitely and continue in full force and effect.

Section 9.02 Indemnification by the Company Stockholders. Subject to the limitations set forth in the remainder of this Article IX, each Indemnifying Company Stockholder shall indemnify (severally and not jointly) Parent, or any of its Affiliates (including the Surviving Corporation and its Subsidiaries), officers, directors, employees or agents (collectively, the “Buyer Indemnified Parties”) against and hold Buyer Indemnified Parties harmless from any and all Damages suffered or incurred by any Buyer Indemnified Party to the extent arising from: (i) any breach of, or any inaccuracy or misrepresentation with respect to, any representation or warranty of the Company contained in Article IV, (ii) any breach of any covenant or agreement of the Company to be performed prior to Closing, (iii) a Company stockholder exercising appraisal rights in accordance with Section 262 of the DGCL, or (iv) a Legal Action is brought against the Company or Parent by a Company stockholder, their agent or Representative in connection with the Merger; provided that:

(a) the Buyer Indemnified Parties shall not be entitled to recover under Section 9.02(i) until the total amount which the Buyer Indemnified Parties would otherwise recover under Section 9.02(i) (but for this Section 9.02(b)) exceeds on a cumulative basis an amount equal to $75,000 (the “Deductible”), and then only to the extent of any such excess; provided, however, such Deductible shall not apply to Parent’s Damages arising from a Company stockholder exercising appraisal rights in accordance with Section 262 of the DGCL, or a Legal Action brought by a Company stockholder against the Company or Parent in connection with the Merger;

(b) the aggregate indemnification obligation of the Indemnifying Company Stockholders under Section 9.02(i) shall in no event exceed the amount calculated by multiplying the Average Closing Price by the aggregate number of Escrow Shares (the “Cap”);

(c) the liability of any Indemnifying Company Stockholder under this Section 9.02 as to any specific claim by a Buyer Indemnified Party for Damages shall in no event exceed such Indemnifying Company Stockholder’s Allocation Percentage of such Damages; and

(d) the aggregate liability of any Indemnifying Company Stockholder under this Section 9.02 (other than in respect of claims pursuant to Section 9.02(iii) or (iv)) shall in no event exceed such Indemnifying Company Stockholder’s Allocation Percentage of the Escrow Shares and the aggregate liability of any Indemnifying Company Stockholder under Section 9.02(iii) or (iv) shall in no event exceed such Indemnifying Company Stockholder’s Allocation Percentage of the Additional Escrow Shares.

Section 9.03 Exclusive Remedy. Parent acknowledges and agrees that, from and after the Closing, except for the post-closing adjustments provided for in Section 3.03, its sole and exclusive remedy against the Company’s stockholders (including the Stockholder Representatives) with respect to any and all claims relating (directly or indirectly) to the Company and its Subsidiaries, the subject matter of this Agreement or the transactions contemplated hereby, regardless of the Law or legal theory under which such liability or obligation may be sought to be imposed, whether sounding in contract or tort, or whether at law or in equity, or otherwise, shall be pursuant to the provisions set forth in this Article IX; provided, however, that such limitation shall not apply to claims based upon fraud. Notwithstanding anything to the contrary contained in this Agreement, Parent shall have no right to indemnification under Article IX with respect to any Damages or alleged Damages if the matter forming the basis for such Damages or alleged Damages shall have been taken into account in the determination of the Closing Working Capital. The parties hereto agree that the provisions in this Agreement relating to indemnification, and the limits imposed on Parent’s remedies with respect to this Agreement and the transactions contemplated hereby (including Section 9.02 and this Section 9.03) were specifically bargained for between sophisticated parties and were specifically taken into account in the determination of the amounts to be paid to the Company’s stockholders (including the Stockholder Representatives) hereunder.

Section 9.04 Claims Satisfied from Gain Contingencies and Escrow Account.

(a) Each claim against the Indemnifying Company Stockholders pursuant to this Article IX (other than claims pursuant to Section 9.02(iii) or (iv)) shall be satisfied (i) first, by offsetting the amount of such claim by the positive difference, if any, of (A) the aggregate amount of any Gain Contingencies actually realized by the Surviving Corporation prior to the date of final determination of such claim in accordance with this Agreement, minus (B) the amount of any Gain Contingencies previously used to offset the Post-Closing Adjustment Amount in accordance with Section 3.03(h) or any previous indemnification claim in accordance with this Section 9.04, and (ii) thereafter, solely from the Escrow Shares (with the number of Escrow Shares used to satisfy such claim to be calculated based on the Average Closing Price).

(b) Each claim against the Indemnifying Company Stockholders pursuant to Section 9.02(iii) or (iv) shall be satisfied (i) first, by offsetting the amount of such claim by the positive difference, if any, of (A) the aggregate amount of any Gain Contingencies actually realized by the Surviving Corporation prior to the date of final determination of such claim in accordance with this Agreement, minus (B) the amount of any Gain Contingencies previously used to offset the Post-Closing Adjustment Amount in accordance with Section 3.03(h) or any previous indemnification claim in accordance with this Section 9.04, and (ii) thereafter, solely from the Additional Escrow Shares (with the number of Additional Escrow Shares used to satisfy such claim to be calculated based on the Average Closing Price).

Section 9.05 Indemnification by Buyer.

(a) Parent shall indemnify the Indemnifying Company Stockholder (including the Stockholder’s Representative), their respective Affiliates, officers, directors, employees and agents (collectively, the “Stockholder Indemnified Parties”) against and hold them harmless from any Damages suffered or incurred by any such Stockholder Indemnified Party (i) arising from any breach of any representation or warranty of Parent or Merger Sub contained in this Agreement; or (ii) resulting from any breach of any covenant contained in this Agreement requiring performance by Buyer or Merger Sub prior to the Closing or by Buyer or the Surviving Corporation after the Closing.

(b) (i) The Stockholder Indemnified Parties shall not be entitled to recover under Section 9.05(a)(i) until the total amount which the Stockholder Indemnified Parties would otherwise recover under Section 9.05(a)(i) (but for this Section 9.05(b)) exceeds on a cumulative basis an amount equal to the Deductible, and then only to the extent of any such excess, and (ii) the aggregate liability of Parent under Section 9.05(a)(i) shall in no event exceed the Cap.

(c) After the Closing, no Stockholder Indemnified Party shall have the right to seek indemnification from the Company by reason of the fact that he or she was an officer, director of employee of the Company in respect of any claim for indemnification by an Buyer Indemnified Party hereunder.

(d) Any amounts due to the Stockholder Indemnified Parties arising under this Section 9.05 shall be payable by Parent in shares of Parent Common Stock, based on the volume weighted average of the per share prices of the Parent Common Stock on the Nasdaq Capital Market for the twenty (20) consecutive trading days ending two days prior to such payment.

Section 9.06 Termination of Indemnification. The obligations to indemnify and hold harmless a party hereto in respect of a breach of representation or warranty or covenant shall terminate on the Expiration Date; provided, however, that such obligations to indemnify and hold harmless shall not terminate with respect to any item as to which the Indemnified Party shall have, prior to the Expiration Date, previously made a claim by delivering a written notice (which notice shall, to the extent such information is reasonably available, specify in reasonable detail the nature and amount of such claim) to the Indemnifying Party. In order to determine the validity and/or the amount of any such claim, Parent shall, and shall cause the Surviving Corporation to, provide the Stockholder Representatives and his representatives reasonable access, upon the reasonable request of the Stockholder Representatives, to (i) all books, records and other documents (including work papers, memoranda, financial statements, Tax Returns, Tax schedules and work papers, Tax rulings, and other determinations, etc.) relating to or containing information relevant to such claim and (ii) the Surviving Corporation’s employees, accountants and other professional advisors (including making the Surviving Corporation’s chief financial officer, accountants and attorneys available to respond to reasonable written or oral inquiries of either or both of the Stockholder Representatives and their representatives).

Section 9.07 Procedures Relating to Indemnification.

(a) In order for a party (the “Indemnified Party”) to be entitled to any indemnification provided for under this Agreement in respect of a claim or demand made by any other Person against the Indemnified Party (a “Third-Party Claim”), such Indemnified Party must notify the indemnifying party (the “Indemnifying Party”) in writing, and in reasonable detail, of the Third-Party Claim as promptly as reasonably possible after receipt, but in no event later than 10 Business Days after receipt, by such Indemnified Party of notice of the Third-Party Claim; provided that failure to give such notification on a timely basis shall not affect the indemnification provided hereunder except to the extent the Indemnifying Party shall have been actually prejudiced as a result of such failure. Thereafter, the Indemnified Party shall deliver to the Indemnifying Party, within five Business Days after the Indemnified Party’s receipt thereof, copies of all notices and documents (including court papers) received by the Indemnified Party relating to the Third-Party Claim.

(b) If a Third-Party Claim is made against an Indemnified Party, the Indemnifying Party shall be entitled to participate in the defense thereof and, if it so chooses, to assume the defense thereof with counsel selected by the Indemnifying Party and reasonably satisfactory to the Indemnified Party. Notwithstanding the foregoing, each Stockholder Representative (on behalf of the Indemnifying Company Stockholders) shall continue to be entitled to assert any limitation on any claims contained in Section 9.02 and Section 9.03. Should an Indemnifying Party so elect to assume the defense of a Third-Party Claim, the Indemnifying Party shall not be liable to the Indemnified Party for legal expenses subsequently incurred by the Indemnified Party in connection with the defense thereof. If the Indemnifying Party assumes such defense, the Indemnified Party shall have the right to participate in the defense thereof and to employ counsel, at its own expense, separate from the counsel employed by the Indemnifying Party, it being understood, however, that the Indemnifying Party shall control such defense. The Indemnifying Party shall be liable for the reasonable and documented fees and expenses of counsel employed by the Indemnified Party for any period during which the Indemnifying Party has not assumed the defense thereof. If the Stockholder Representatives (on behalf of the Indemnifying Company Stockholders) are the Indemnifying Parties, the reasonable and documented expenses of the Stockholder Representatives incurred in defending a Third-Party Claim (or any participation in a Third-Party Claim that could result in Damages to the Stockholder Representatives) shall be reimbursed, when and as incurred. If the Indemnifying Party chooses to defend any Third-Party Claim, all the parties hereto shall cooperate in the defense or prosecution of such Third-Party Claim. Such cooperation shall include the retention and (upon the Indemnifying Party’s request) the provision to the Indemnifying Party of records and information which are reasonably relevant to such Third-Party Claim, and making employees and other representatives and advisors available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. If the Indemnifying Party shall have assumed the defense of a Third-Party Claim, no Indemnified Party shall admit any liability with respect to, or settle, compromise or discharge, any Third-Party Claim without the prior written consent of the Indemnifying Party (which consent shall not be unreasonably withheld or delayed). If the Indemnifying Party shall have elected not to assume the defense of or fails to confirm its obligation to indemnify for a Third-Party Claim, the Indemnifying Party shall not admit any liability with respect to, or settle, compromise or discharge, any Third-Party Claim without the prior written consent of the Indemnified Party (which consent shall not be unreasonably withheld or delayed).

(c) This Section 9.07 shall not apply to claims for Damages asserted directly by an Indemnified Party against an Indemnifying Party where no Third-Party Claim has been made.

Section 9.08 Tax Treatment of Indemnity Payments. Any indemnity payment made pursuant to this Article IX shall be treated as an adjustment to the Merger Consideration for federal, state, local and foreign income Tax purposes. Notwithstanding the foregoing, if any payment made pursuant to this Article IX (including, without limitation, this Section 9.08) is determined to be taxable to the party receiving such payment by any Governmental Entity, the paying party shall also indemnify the party receiving such payment for any Taxes incurred by reason of receipt of such payment (taking into account any actual reduction in Tax liability to the receiving party) and any Damages incurred by the party receiving such payment in connection with such Taxes (or any asserted deficiency, claim, demand, action, suit, proceeding, judgment or assessment, including the defense or settlement thereof, relating to such Taxes).

Section 9.09 Additional Provisions.

(a) The amount of any Damages for which indemnification is provided under this Article IX shall be reduced by (i) any amounts that may be recovered by the Indemnified Party or any of its Affiliates from any third party, (ii) any insurance proceeds or other cash receipts or source of reimbursement that are actually received by the Indemnified Party or any of its Affiliates with respect to such Damages, and (iii) the amount of any net Tax benefit actually realized by the Indemnified Party or any of its Affiliates in the year the Damages are incurred. For purposes hereof, a Tax benefit will be deemed to be “actually realized” only to the extent that, and at such time as, the amount of Taxes payable by the Indemnified Party is reduced below the amount of Taxes that the

Indemnified Party would have been required to pay but for payment or accrual of the indemnified Damages or the receipt or accrual of the indemnity payment (rather than just creating or increasing a Tax loss carryforward). In computing the amount of any such Tax benefit, (A) the Indemnified Party shall be deemed to recognize all other items of income, gain, loss, deduction or credit before recognizing any item arising from the receipt of any indemnity payment hereunder or the incurrence or payment of any indemnified Damages, and (B) the Tax benefit shall be reduced to take into account any net Tax cost incurred by the Indemnified Party (or any of its Affiliates) arising from the receipt of indemnity payments hereunder.

(b) If the amount of any Damages actually paid to an Indemnified Party with respect to any indemnification claim is required to be reduced under Section 9.09(a) after the date on which the Indemnifying Party pays such indemnification claim, the Indemnified Party shall promptly reimburse the Indemnifying Party any amount that the Indemnifying Party would not have had to pay pursuant to this Article IX had such reduction been determined at or prior to the time of such payment.

ARTICLE X

MISCELLANEOUS

Section 10.01 Interpretation; Construction.

(a) The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to a Section, Exhibit or Schedule, such reference shall be to a Section of, Exhibit to or Schedule of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” A reference in this Agreement to $ or dollars is to U.S. dollars. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. References to “this Agreement” shall include the Disclosure Schedule.

(b) The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

Section 10.02 Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of Laws of any jurisdiction other than those of the State of Delaware.

Section 10.03 Submission to Jurisdiction. Each of the parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by any other party hereto or its successors or assigns shall be brought and determined exclusively in the state or federal courts in Denver, Colorado. Each of the parties hereto agrees that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 10.05 or in such other manner as may be permitted by applicable Laws, will be valid and sufficient service thereof. Each of the parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court or tribunal other than the aforesaid courts. Each of the parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder (i) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve process in accordance with this Section 10.03, (ii) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), and (iii) to the fullest extent permitted by the applicable Law, any claim that (x) the suit, action or proceeding in such court is brought in an inconvenient forum, (y) the venue of such suit, action or proceeding is improper, or (z) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

Section 10.04 Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION, (B) SUCH PARTY HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.06.

Section 10.05 Notices. All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given (a) when delivered by hand (with written confirmation of receipt), (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested), (c) on the date sent by electronic means if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient (in each such case, if a copy of such electronic transmission is sent via another method allowed hereunder in a timely manner), or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 10.05):

If to Parent or Merger Sub, to:	Real Goods Solar, Inc. 833 W. South Boulder Road Louisville, Colorado 80027-2452 Attention: Kam Mofid Telephone: (303) 222-8302 E-Mail: kam.mofid@realgoods.com

with a copy (which will not constitute notice to Parent or Merger Sub) to:	Brownstein Hyatt Farber Schreck, LLP 410 Seventeenth Street, Suite 2200 Denver, Colorado 80202-4432 Attention: Thomas B. Romer and Kristin Macdonald Email: tromer@bhfs.com Email: kmacdonald@bhfs.com

If to the Company or the Stockholder Representatives, to:	Timothy Greener 1141 Vintner Blvd Palm Beach Gardens, FL 33410 Email: tgreener@calclosetsvb.com

and
Peter Kaufmann 65 Whiffletree Lane New Canaan, CT 06840 Email: pjkaufmann@hotmail.com

with a copy (which will not constitute notice to the Company or the Stockholder Representatives) to:	Fulbright & Jaworski LLP 666 Fifth Avenue New York, New York 10103-3198 Attention: Neil Gold Facsimile: (212) 318-3400 Email: neil.gold@nortonrosefulbright.com or to such other Persons, addresses or facsimile numbers as may be designated in writing by the Person entitled to receive such communication as provided above.

Section 10.06 Entire Agreement. This Agreement (including the Exhibits to this Agreement), the Disclosure Schedule and the Confidentiality Agreement constitute the entire agreement among the parties with respect to the subject matter of this Agreement and supersede all other prior agreements and understandings, both written and oral, among the parties to this Agreement with respect to the subject matter of this Agreement. In the event of any inconsistency between the statements in the body of this Agreement, the Confidentiality Agreement and the Disclosure Schedule (other than an exception expressly set forth as such in the Disclosure Schedule), the statements in the body of this Agreement will control.

Section 10.07 No Third Party Beneficiaries. This Agreement is for the sole benefit of the parties hereto and their permitted assigns and respective successors and nothing herein, express or implied, is intended to or shall confer upon any other Person or entity any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 10.08 Severability. If any term or provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

Section 10.09 Assignment. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. Neither party may assign its rights or obligations hereunder without the prior written consent of the other party, which consent shall not be unreasonably withheld or delayed; provided, however, that prior to the Effective Time, Merger Sub may, without the prior written consent of the Company, assign all or any portion of its rights under this Agreement to Parent or to one or more of Parent’s direct or indirect wholly-owned subsidiaries. No assignment shall relieve the assigning party of any of its obligations hereunder.

Section 10.10 Remedies. Except as otherwise provided in this Agreement, any and all remedies expressly conferred upon a party to this Agreement will be cumulative with, and not exclusive of, any other remedy contained in this Agreement, at Law or in equity. The exercise by a party to this Agreement of any one remedy will not preclude the exercise by it of any other remedy.

Section 10.11 Specific Performance. The Company agrees that irreparable damage would occur if any of its obligations hereunder were not performed in accordance with the terms hereof and that Parent and Merger Sub shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in any federal court located in the State of Colorado or any Colorado state court, in addition to any other remedy to which they are entitled at Law or in equity.

Section 10.12 Counterparts; Effectiveness. This Agreement may be executed in any number of counterparts, all of which will be one and the same agreement. This Agreement will become effective when each party to this Agreement will have received counterparts signed by all of the other parties.

Section 10.13 Stockholder Representative.

(a) By virtue of the adoption of this Agreement by the Company’s stockholders, and without further action of any stockholder, optionholder, or warrantholder of the Company, each such Company stockholder shall be deemed to have irrevocably constituted and appointed Timothy Greener and Peter Kaufmann (and by execution of this Agreement Timothy Greener and Peter Kaufmann hereby accept such appointment), as agent and attorney-in-fact for and on behalf of the Company’s stockholders, with full power of substitution, to act in the name, place and stead of each such stockholder with respect to this Agreement and the Escrow Agreement and the taking by the Stockholder Representatives of any and all actions and the making of any decisions required or permitted to be taken by the Stockholder Representatives under this Agreement or the Escrow Agreement, including the exercise of the power to: (i) give and receive notices and communications under this Agreement or the Escrow Agreement; (ii) authorize delivery to Parent of Escrow Shares held under the Escrow Agreement in satisfaction of claims for indemnification made by Buyer Indemnified Parties under this Agreement; (iii) object to claims for indemnification made by Buyer Indemnified Parties under this Agreement or the Escrow Agreement; (iv) agree to, negotiate, enter into settlements and compromises of, and comply with orders of courts with respect to claims for indemnification made by any Buyer Indemnified Party under this Agreement; (v) take all actions necessary or appropriate in the good faith judgment of the Stockholder Representatives for the accomplishment of the foregoing, and (v) to vote the Escrow Shares in connection with any meeting or consent solicitation of Parent’s stockholders during the period in which the Escrow Shares are held in escrow. The power of attorney granted in this Section 10.13 is coupled with an interest and is irrevocable, may be delegated by the Stockholder Representative and shall survive the death or incapacity of any Company stockholder. The identity of the Stockholder Representatives and the terms of the agency may be changed, and successor Stockholder Representatives may be appointed, from time to time (including in the event of the death, disability or other incapacity of the either Stockholder Representative) by Indemnifying Company Stockholders entitled under this Agreement to receive more than fifty percent (50%) of the Merger Consideration, and any such successor shall succeed the Stockholder Representatives as a Stockholder Representatives hereunder. No bond shall be required of the Stockholder Representatives, and the Stockholder Representatives shall receive no compensation for his services.

(b) The Stockholder Representatives shall not be liable for any Damages incurred by the Stockholder Representatives while acting in good faith and arising out of or in connection with the acceptance or administration of its duties hereunder (it being understood that any act done or omitted pursuant to the advice of counsel shall be conclusive evidence of such good faith). Each Indemnifying Company Stockholder (in accordance with the Allocation Percentage of such Indemnifying Company Stockholder) agrees to indemnify the Stockholder Representatives against liability for any action taken or not taken by him in his capacity as such agent. In such event, the Escrow Shares being released to the Indemnifying Company Stockholders pursuant to this Agreement and the Escrow Agreement (prior to distribution to the Indemnifying Company Stockholders) shall be available to indemnify and hold the Stockholder Representative harmless against any Damages incurred by the Stockholder Representatives without bad faith on the part of the Stockholder Representatives and arising out of or in connection with the acceptance or administration of his, her or its duties under this Agreement and the Escrow Agreement. The Stockholder Representatives shall be entitled to recover any out-of-pocket costs and expenses reasonably incurred by them in connection with actions taken by them pursuant to the terms of this Agreement or the Escrow Agreement (including the hiring of legal counsel and the incurring of legal fees and costs) from the Escrow Shares being released to the Indemnifying Company Stockholders pursuant to this Agreement and the Escrow Agreement (prior to distribution to the Indemnifying Company Stockholders), without the requirement of any consent or approval by Parent.

(c) From and after the Effective Time, Parent shall cause the Surviving Corporation to provide the Stockholder Representatives with reasonable access to information about the Surviving Corporation and the reasonable assistance of the officers and employees of Parent and the Surviving Corporation for purposes of performing their duties and exercising their rights under this Agreement and the Escrow Agreement.

(d) From and after the Effective Time, a decision, act, consent or instruction of either Stockholder Representative shall constitute a decision of all Company stockholders and shall be final, binding and conclusive upon each Company stockholder, and the Escrow Agent and Parent may rely upon any decision, act, consent or instruction of a Representative as being the decision, act, consent or instruction of each of the Company stockholders. Parent and Surviving Corporation are hereby relieved from any liability to any person for any acts done by the Stockholder Representative and any acts done by Parent or Surviving Corporation in accordance with any such decision, act, consent or instruction of a Representative.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

MERCURY ENERGY, INC.

By:	/s/ Richard D. White
Name:	Richard D. White
Title:	Chairman

/s/ Timothy Greener
Timothy Greener, as Stockholder Representative

/s/ Peter Kaufmann
Peter Kaufmann, as Stockholder Representative

REAL GOODS SOLAR, INC.

By:	/s/ Kam Mofid
Name:	Kam Mofid
Title:	Chief Executive Officer

REAL GOODS MERCURY, INC.

By:	/s/ Kam Mofid
Name:	Kam Mofid
Title:	Chief Executive Officer

LIST OF OMITTED EXHIBITS AND SCHEDULES

The following is a list identifying the contents of exhibits and schedules omitted pursuant to Item 601(b)(2) of Regulation S-K. The registrant agrees to furnish copies of the omitted schedules and exhibits supplementally to the Securities and Exchange Commission upon request by the Securities and Exchange Commission.

Exhibit A	Form Escrow Agreement

Exhibit B	Gain Contingencies

Exhibit C	Working Capital Example

Exhibit D	Form of Tax Certificates

Disclosure Schedules

Mercury Disclosure Schedules

Section 3.04–Employee Retention Bonus Agreements

Section 4.01(c)–Subsidiaries

Section 4.02–Capital Structure

Section 4.03(b)–Non-Contravention

Section 4.05–Existing Indebtedness and Liens

Section 4.08–Business Relationships

Section 4.11–Tax Returns and Payment of Taxes

Section 4.12(a)–Certain Owned Company IP

Section 4.12(c)–Company IP Agreements

Section 4.13–Permits

Section 4.15–Insurance

Section 4.16–Litigation

Section 4.18–Related Party Transactions

Section 4.19(a)–Employee Matters

Section 4.20(b)–Leased Real Estate

Section 4.23(b)–Material Contracts

Section 4.24(a)–Outstanding Bids

Section 4.24(b)–Outstanding Bonds

Section 6.01–Conduct of Business of the Company

Section 7.01–Governmental Consents

Section 7.02(e)–Consents

RGS Disclosure Schedules Section 5.06–Capitalization Section 5.07–SEC Reports; Financial Statements Section 5.19–Listing and Maintenance Requirements

ANNEX B

PRE-VOTING AGREEMENT

VOTING AGREEMENT

BY AND AMONG

REAL GOODS SOLAR, INC.,

MERCURY ENERGY, INC.

AND

CERTAIN STOCKHOLDERS OF MERCURY ENERGY, INC.

Dated as of August 8, 2013

PRE-VOTING AGREEMENT

PRE-VOTING AGREEMENT (the “Agreement”), dated as of August 8, 2013, by and among Mercury Energy, Inc., a Delaware corporation (the “Mercury”), Real Goods Solar, Inc., a Colorado corporation (“RGS”), and the individuals listed on Schedule A attached hereto (each a “Stockholder” and collectively, the “Stockholders”).

RECITALS

WHEREAS, Mercury and RGS have negotiated a term sheet which describes the terms upon which Real Goods Mercury, Inc., a Delaware corporation and a wholly-owned subsidiary of RGS, will merge with and into Mercury with Mercury surviving as the continuing entity (the “Merger Transaction”).

WHEREAS, as an inducement to RGS to enter into an agreement and plan of merger (the “Merger Agreement”), Mercury and the Stockholders have agreed to enter into this Agreement.

WHEREAS, as of the date hereof, each Stockholder is the registered owner of, or has the power to vote, the number of shares of Series 1 Preferred Stock of Mercury (the “Mercury Preferred Stock”) as indicated on Schedule A.

NOW, THEREFORE for valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

AGREEMENT

1. Voting of Shares.

(a) Voting of Shares and Proxy. During the Term (as defined below) of this Agreement, at every meeting of the stockholders of Mercury called, and at every adjournment hereof, and on every action or approval by written consent of the stockholders of Mercury, each Stockholder shall vote (or cause to be voted) the Shares (as defined in Section 1(b) below) owned by such Stockholder to be voted: (i) in favor of the adoption of the Merger Agreement and the other transactions contemplated by the Merger Agreement; (ii) against any proposal for any merger, consolidation, sale of assets, recapitalization or other business combination involving Mercury (other than the Merger Transaction) or any other action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of Mercury under the Merger Agreement or which would result in any of the conditions to Mercury’s obligations under the Merger Agreement not being fulfilled; and (iii) in favor of any other matter required under the Merger Agreement to close the Merger Transaction.

(b) “Shares” shall mean: (i) all securities of Mercury (including all shares of Mercury Preferred Stock and all options, warrants and other rights to acquire Mercury Preferred Stock) owned by each Stockholder as of the date of this Agreement; and (ii) all additional securities of Mercury (including all shares of Mercury Preferred Stock and all additional options, warrants and other rights to acquire Mercury Preferred Stock) of which each Stockholder acquires ownership during the Term of this Agreement. In the event of a stock dividend or distribution, or any change in Mercury Preferred Stock by reason of any stock dividend or distribution, or any change in Mercury Preferred Stock by reason of any stock dividend, split-up, recapitalization, combination, exchange of shares or the like, the term “Shares” shall be deemed to refer to and include the Shares as well as all such stock dividends and distributions and any securities into which or for which any or all of the Shares may be changed or exchanged or which are received in such transaction.

(c) Concurrently with the execution of this Agreement, each Stockholder agrees to deliver to RGS a proxy in the form attached hereto as Exhibit A (the “Proxy”), which shall be irrevocable to the fullest extent permissible by law during the Term of this Agreement, with respect to the Shares owned by each Stockholder.

2. Restrictions on Transfer of Shares.

(a) Restrictions on Transfer of Shares Prior to the Consummation of the Merger Transaction. During the Term of this Agreement, each Stockholder hereby agrees not to take any of the following actions, except in accordance with subsection (b) of this Section 2: (i) tender any of the Stockholder’s Shares; (ii) sell, transfer, distribute, pledge, encumber, assign or otherwise dispose of (or enter into any transaction or device that is designed to, or could reasonably be expected to, result in the disposition by any person at any time in the future of) any of the Stockholder’s Shares; (iii) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of any of the Stockholder’s Shares; (iv) enforce or permit the execution of the provisions of any redemption, share purchase or sale, recapitalization or other agreement with Mercury (except with respect to the approval of the Merger Agreement); (v) deposit any of the Stockholder’s Shares into a voting trust or depositary facility or, except as contemplated hereby, enter into a voting agreement or arrangement with respect to any Shares or grant any proxy with respect thereto; or (vi) enter into any contract, option or other arrangement or understanding with respect to or consent to the offer for sale, sale, transfer, pledge, encumbrance, assignment or other disposition of, any of its Shares (any transaction referred to in clause (i), (ii), (iii), (iv), (v) or (vi) is hereinafter referred to as a “Transfer”).

(b) Notwithstanding subsection (a) above, each Stockholder may take an action described in subsection (a) of this Section 2 if (i) RGS gives its prior written consent to such action or (ii) the proposed transferee shall have executed a counterpart of this Agreement and the Proxy and shall have agreed to hold such Shares or interest in such Shares subject to all of the terms and provisions of this Agreement.

(c) Except as permitted by Section 2(b), during the Term of this Agreement, no Stockholder shall request that Mercury or its transfer agent register the Transfer (book-entry or otherwise) of any certificate or uncertificated interest representing any of such Stockholder’s Shares, and each Stockholder hereby consents to the entry of stop transfer instructions by Mercury of any Transfer of such Stockholder’s Shares, unless such Transfer is made in compliance with this Agreement.

(d) Except as permitted by Section 2(b), during the Term of this Agreement, Mercury will not register the Transfer (book-entry or otherwise) of any certificate or uncertified interest representing any of the Stockholder’s Shares and will enter a stop transfer instruction on any Transfer attempted in violation of this Agreement.

3. Representations and Warranties; Additional Covenants of the Stockholders.

Each Stockholder hereby represents and warrants and covenants to RGS as follows:

(a) Authorization. Each Stockholder has the power, corporate or otherwise, and authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby by each Stockholder have been duly and validly authorized by such Stockholder and no other proceedings, corporate or otherwise, on the part of the Stockholder is necessary to authorize the execution and delivery of this Agreement or the performance by the Stockholder of its obligations hereunder. The Agreement has been duly and validly executed and delivered by the Stockholder and constitutes the legal, valid and binding obligation of such Stockholder, enforceable against such Stockholder in accordance with its terms.

(b) No Conflict. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby will not (i) conflict with or result in any breach of any provision of the certificate of incorporation, bylaws or similar organizational documents, if any, of Stockholder, or (ii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancellation or acceleration) under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which Stockholder is a party or by which any of its properties or assets including the Shares may be bound, or (iii) violate any order, writ, injunction, decree, judgment, permit, license, ordinance, law, statute, rule or regulation applicable to Stockholder or any of its properties or assets including the Shares.

(c) Title to Shares. Stockholder is the registered or beneficial owner of its Shares free and clear of any lien or encumbrance, proxy or voting restriction other than pursuant to this Agreement. Such Shares are all the securities of Mercury owned of record or beneficially by Stockholder on the date of this Agreement.

(d) Accredited Investor. Stockholder is an “accredited investor” within the meaning of the United States Securities and Exchange Commission (“SEC”) Rule 501 of Regulation D, as presently in effect.

(e) Reliance by RGS. Each Stockholder acknowledges that the execution and delivery of this Agreement is a material and substantial inducement for RGS to execute and deliver the Merger Agreement.

(f) Certain Actions. During the Term of this Agreement, each Stockholder agrees not to, directly or indirectly, take any other action that would make any representation or warranty of Stockholder contained herein untrue or incorrect.

(g) Acknowledgment and Approval of the Merger Agreement. The Stockholder hereby acknowledges and agrees that the Stockholder has received a copy of the Merger Agreement and that the Stockholder has reviewed and understands the terms hereof.

(h) Ownership. Nothing contained in this Agreement shall be deemed to vest in RGS any direct or indirect ownership or incidence of ownership of or with respect to any of the Stockholder’s Shares. Except as otherwise provided herein, all rights, ownership and economic benefits of and relating to the Stockholder’s Shares shall remain and belong to the Stockholder, and RGS shall not have any authority to manage, direct, superintend, restrict, regulate, govern, or administer any of the policies or operations of Mercury or exercise any power or authority to direct Stockholder in the voting of any of Stockholder’s Shares, except as otherwise provided herein, or the performance of Stockholder’s duties or responsibilities as a Stockholder of Mercury.

4. General Provisions.

(a) Notices. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed given, (i) five business days following sending by registered or certified mail, postage prepaid, (ii) when sent if sent by facsimile; provided, however, that the facsimile is promptly confirmed by telephone confirmation thereof, (iii) when delivered, if delivered personally to the intended recipient, and (iv) one business day following sending by overnight delivery via a national courier service, and in each case, addressed to a party at the following address for such party (or at such other addresses as shall be specified by notice given in accordance with this Section 4):

if to Mercury:

Mercury Energy, Inc.

c/o Rick White

Oppenheimer & Co. Inc.

85 Broad Street

New York, NY 10004

Attention: Rick White

with a copy to:

Fulbright & Jaworski L.L.P.

666 Fifth Avenue

New York, New York 10103-3198

Attention: Neil Gold

Facsimile: (212) 318-3400

Email: neil.gold@nortonrosefulbright.com

if to a Stockholder:

then to the address listed opposite such Stockholder’s name on Schedule A attached hereto.

if to RGS:

Real Goods Solar, Inc.

833 W. South Boulder Road

Louisville, Colorado 80027-2452

Attention: Kam Mofid

Telephone: (303) 222-8302

E-Mail: kam.mofid@realgoods.com

with a copy to:

Brownstein Hyatt Farber Schreck, LLP

410 Seventeenth Street, Suite 2200

Denver, Colorado 80202-4432

Attention: Thomas B. Romer and Kristin Macdonald

Email: tromer@bhfs.com

Email: kmacdonald@bhfs.com

(b) Descriptive Headings. The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

(c) Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application hereof to any person or any circumstance, is invalid or unenforceable, (i) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (ii) the remainder of this Agreement and the application of such provision to other persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application hereof, in any other jurisdiction.

(d) Entire Agreement; Amendment; Waiver. This Agreement, the Proxy, and the Merger Agreement constitute the entire agreement of the parties and supersede all prior agreements and undertakings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof and hereof. This Agreement may not be amended or modified except in an instrument in writing signed by, or on behalf of, the parties hereto. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver hereof, nor shall any single or partial exercise hereof preclude any other or further exercise hereof or the exercise of any other right, power or privilege.

(e) Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns; provided, however, that neither this Agreement nor any of the rights, interests or obligations of the parties hereto may be assigned by RGS, on the one hand, or any Stockholder, on the other hand, by operation of law or otherwise without the prior written consent of the other party.

(f) Specific Performance. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which they are entitled at law or in equity.

(g) Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to the choice of law principles hereof.

(h) Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and its successors and permitted assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement.

(i) Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

(j) Termination. This Agreement and the Proxy, and all obligations of the parties hereunder and thereunder, shall be effective as of the date first set forth above and terminate immediately, without any further action being required, upon the earlier of (i) any termination of the Merger Agreement and (ii) the consummation of the Merger Transaction (the “Term”).

(k) Further Assurance. Each party to this Agreement agrees (i) to furnish upon request to the other party such further information, (ii) to execute and deliver to the other party such other documents and (iii) to do such other acts and things as the other party reasonably requests for the purpose of carrying out the intent of this Agreement and the documents and instruments referred to herein.

(l) Interpretation. The words “hereof,” “herein,” “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement, section and exhibit references are to the sections and exhibits of this Agreement unless otherwise specified. Whenever the words “include,” “includes,” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” All terms defined in this Agreement shall have the defined meanings contained herein when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such terms. Any agreement, instrument, or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument, or statute as from time to time, amended, qualified or supplemented, including (in the case of agreements and instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and all attachments thereto and instruments incorporated therein. References to a person are also to its permitted successors and assigns. The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

“RGS”		“Mercury”

REAL GOODS SOLAR, INC.		MERCURY ENERGY, INC.

By:	/s/ Kam Mofid	By:	/s/ Richard D. White
Name:	Kam Mofid	Name:	Richard D. White
Title:	Chief Executive Officer	Title:	Chairman

“STOCKHOLDERS”

/s/ Timothy Greener
Timothy Greener

/s/ Peter Kaufmann
Peter Kaufmann

/s/ Richard D. White
Richard D. White

[Signature Page to Mercury Preferred Stockholders Pre-Voting Agreement]

EXHIBIT A

STOCKHOLDERS

Name	Address	Number and Type of Shares
Timothy Greener		150,000 shares of Series 1 Preferred

Peter Kaufmann		200,000 shares of Series 1 Preferred

Richard D. White		100,000 shares of Series 1 Preferred

EXHIBIT B

IRREVOCABLE PROXY

The undersigned Stockholder of Mercury Energy, Inc., a Delaware corporation (“Mercury”), hereby irrevocably (to the fullest extent permitted by law), but subject to the termination provisions hereof, appoints Real Goods Solar, Inc., a Colorado corporation (“RGS”), as the sole and exclusive attorney and proxy of the undersigned, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the full extent that the undersigned is entitled to do so) with respect to all of the shares of Mercury that now are or hereafter may be beneficially owned by the undersigned, and any and all other shares or securities of Mercury issued or issuable in respect hereof on or after the date hereof (collectively, the “Shares”) in accordance with the terms of this Proxy. The Shares beneficially owned by the undersigned Stockholder of Mercury as of the date of this Proxy are listed on the final page of this Proxy. Upon the undersigned’s execution of this Proxy, any and all prior proxies given by the undersigned with respect to any Shares are hereby revoked and the undersigned agrees not to grant any subsequent proxies with respect to the Shares and the matters set forth in the third paragraph hereof.

This Proxy is irrevocable (to the fullest extent permitted by law), subject to the termination provisions hereof, is coupled with an interest and is granted pursuant to that certain Pre-Voting Agreement of even date herewith by and among RGS, Mercury and the undersigned Stockholder (the “Voting Agreement”).

RGS is hereby authorized and empowered by the undersigned to act as the undersigned’s attorney and proxy to vote the Shares, and to exercise all voting, consent and similar rights of the undersigned with respect to the Shares (including, without limitation, the power to execute and deliver written consents) at every annual, special or adjourned meeting of stockholders of Mercury and in every written consent in lieu of such meeting: (i) in favor of the adoption of the Merger Agreement and the other transactions contemplated by the Merger Agreement; (ii) against any proposal for any merger, consolidation, sale of assets, recapitalization or other business combination involving Mercury (other than the Merger Transaction) or any other action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of Mercury under the Merger Agreement or which would result in any of the conditions to Mercury’s obligations under the Merger Agreement not being fulfilled; and (iii) in favor of any other matter required under the Merger Agreement to close the Merger Transaction.

RGS may not exercise this Proxy on any other matter except as provided above. The undersigned Stockholder may vote the Shares on all other matters.

Any obligation of the undersigned hereunder shall be binding upon the successors and permitted assigns of the undersigned.

This Proxy is irrevocable (to the fullest extent permitted by law), subject to the termination provisions hereof.

This Proxy, and all obligations of the undersigned hereunder, shall terminate immediately, without any further action being required, upon the earlier of (i) any termination of the Merger Agreement and (ii) the consummation of the Merger Transaction.

Dated: August     , 2013

By:

Name:

Title:

Shares beneficially owned:

             shares of Mercury Series 1 Preferred Stock

[Signature Page to Irrevocable Proxy]

ANNEX C

DELAWARE GENERAL CORPORATION LAW

SECTION 262

§ 262. Appraisal rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of § 251 of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class o series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however, that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

ANNEX D

REAL GOODS SOLAR, INC. 2008 LONG-TERM INCENTIVE PLAN

AMENDED AND RESTATED SEPTEMBER 6, 2013, SUBJECT TO APPROVAL BY SHAREHOLDERS

Section 1. Purpose. The purpose of this Plan is to advance the interests of Real Goods and its shareholders by providing incentives to certain Eligible Persons (as defined below) who contribute significantly to the strategic and long-term performance objectives and growth of the Company.

Section 2. Definitions. Certain capitalized terms applicable to this Plan are set forth in Appendix A.

Section 3. Administration. The Committee shall administer this Plan and shall have all the powers vested in it by the terms of this Plan, such powers to include exclusive authority to select the Eligible Persons to be granted Awards under this Plan, to determine the type, size, terms and conditions of the Award to be made to each Eligible Person selected, to modify or waive the terms and conditions of any Award that has been granted, to determine the time when Awards will be granted, to establish performance objectives, to make any adjustments necessary or desirable as a result of the granting of Awards to Eligible Persons located outside the United States and to prescribe the form of the agreements evidencing Awards made under this Plan. Awards may, in the discretion of the Committee, be made under this Plan in assumption of, or in substitution for, outstanding Awards previously granted by the Company, or an entity acquired by the Company or with which the Company combines. The number of Class A Shares underlying such substitute Awards shall be counted against the aggregate number of shares of Class A Shares available for Awards under this Plan.

The Committee is authorized to interpret this Plan and the Awards granted under this Plan, to establish, amend and rescind any rules and regulations relating to this Plan, and to make any other determinations that it deems necessary or desirable for the administration of this Plan. The Committee may correct any defect or supply any omission or reconcile any inconsistency in this Plan or in any Award in the manner and to the extent the Committee deems necessary or desirable to carry it into effect. Any decision of the Committee in the interpretation and administration of this Plan, as described in this Plan, shall lie within its sole and absolute discretion and shall be final, conclusive and binding on all parties concerned. The Committee may act only by a majority of its members in office, except that the Committee may authorize any one or more of its members or any officer of the Company to execute and deliver documents or to take any other ministerial action on behalf of the Committee with respect to Awards made to Participants or to be made to Eligible Persons. Notwithstanding the foregoing or any other provision of this Plan, the Committee shall not have the authority to accelerate the time or schedule of any payment in a manner which is not permitted under Code Section 409A, or to grant or amend any Award in any manner which would result in an inclusion of any amount in gross income under Code Section 409A(a)(1).

No member of the Committee and no officer of the Company shall be liable for anything done or omitted to be done by such member or officer, by any other member of the Committee or by any officer of the Company in connection with the performance of duties under this Plan, except for such member’s or officer’s own willful misconduct or as expressly provided by law. In addition to all other rights of indemnification and reimbursement to which a member of the Committee and an officer of the Company may be entitled, Real Goods shall indemnify and hold harmless each such member or officer who was or is a party or is threatened to be made a party to any threatened, pending or completed proceeding or suit in connection with the performance of duties under this Plan against expenses (including reasonable attorneys’ fees), judgments, fines, liabilities, losses and amounts paid in settlement actually and reasonably incurred by him in connection with such proceeding or suit, except for his own willful misconduct or as expressly provided otherwise by law. Expenses (including reasonable attorneys’ fees) incurred by such a member or officer in defending any such proceeding or suit shall be paid by Real Goods in advance of the final disposition of such proceeding or suit upon receipt of a written affirmation by such member or officer of his good faith belief that he has met the standard of conduct necessary for indemnification and a written undertaking by or on behalf of such member or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by Real Goods as authorized in this Section.

Section 4. Participation. Consistent with the purposes of this Plan, the Committee shall have exclusive power to select the Eligible Persons who may participate in this Plan and be granted Awards under this Plan. Eligible Persons may be selected individually or by groups or categories, as determined by the Committee in its discretion.

Section 5. Awards under this Plan.

(a) Types of Awards . Awards under this Plan may include, but need not be limited to, one or more of the following types, either alone or in any combination thereof: (i) Stock Options, (ii) Stock Appreciation Rights, (iii) Restricted Stock, (iv) Restricted Stock Units, (v) Performance Grants and (vi) any other type of Award deemed by the Committee in its discretion to be consistent with the purposes of this Plan (including, but not limited to, Awards of or options or similar rights granted with respect to unbundled stock units or components thereof, and Awards to be made to Participants who are foreign nationals or are employed or performing services outside the United States).

(b) Maximum Number of Shares that May be Issued. The maximum aggregate number of Class A Shares that may be issued and outstanding, or subject to Awards outstanding, under the Plan cannot exceed [—] Class A Shares, subject to adjustment as provided in Section 15. No Eligible Person may receive Awards under this Plan for more than 400,000 Class A Shares in any one fiscal year of the Company, subject to adjustment as provided in Section 15. Class A Shares issued pursuant to this Plan may be either authorized but unissued shares, treasury shares, reacquired shares or any combination thereof. If any Class A Shares issued as Restricted Stock, Restricted Stock Units or otherwise subject to repurchase or forfeiture rights are reacquired by the Company pursuant to such rights or, if any Award is canceled, terminates or expires unexercised, any Class A Shares that would otherwise have been issuable pursuant thereto will be available for issuance under new Awards.

(c) Rights with Respect to Class A Shares and Other Securities . Except as provided in subsection 8(c) with respect to Awards of Restricted Stock and unless otherwise determined by the Committee in its discretion, a Participant to whom an Award is made (and any person succeeding to such a Participant’s rights pursuant to this Plan) shall have no rights as a shareholder with respect to any Class A Shares or as a holder with respect to other securities, if any, issuable pursuant to any such Award until the date of the issuance of a book entry or stock certificate to such Participant for such Class A Shares or other instrument of ownership, if any. Except as provided in Section 15, no adjustment shall be made for dividends, distributions or other rights (whether ordinary or extraordinary, and whether in cash, securities, other property or other forms of consideration, or any combination thereof) for which the record date is prior to the date such book entry or stock certificate or other instrument of ownership, if any, is required to be issued based upon the date any Award was exercised. In all events, a Participant with whom an Award agreement is made to issue Class A Shares in the future shall have no rights as a shareholder with respect to such Class A Shares related to such agreement until issuance to such Participant of a book entry or stock certificate representing such shares.

Section 6. Stock Options. The Committee may sell Purchased Options or grant other Stock Options either alone, or in conjunction with other Awards, either at the time of grant or by amendment thereafter; provided that an Incentive Stock Option may be granted only to Eligible Persons who are employees of Real Goods (or any parent or subsidiary of Real Goods) and who have other Awards only to the extent that such other Awards do not disqualify the Incentive Stock Option’s status as such under the Code. Each Stock Option granted or sold under this Plan shall be evidenced by an agreement in such form as the Committee shall prescribe from time to time in accordance with this Plan and shall comply with the applicable terms and conditions of this Plan, and with such other terms and conditions, including, but not limited to, restrictions upon the Stock Option or the Class A Shares issuable upon exercise thereof, as the Committee, in its discretion, shall establish.

(a) The exercise price of a Stock Option may be equal to or greater than the Fair Market Value of the Class A Shares subject to such Stock Option at the time the Stock Option is granted, as determined by the Committee; provided, however, that in the case of an Incentive Stock Option granted to a Ten Percent Employee, such exercise price shall not be less than 110% of such Fair Market Value at the time the Stock Option is granted.

(b) The Committee shall determine the number of Class A Shares to be subject to each Stock Option. In the case of a Stock Option awarded in conjunction with another Award, the number of Class A Shares subject to an outstanding Stock Option may be reduced on an appropriate basis to the extent that the other Award has been exercised, paid to or otherwise received by the Participant, as determined by the Committee.

(c) Any Stock Option may be exercised during its term only at such time or times and in such installments as the Committee may establish.

(d) A Stock Option shall not be exercisable:

(i) in the case of any Incentive Stock Option granted to a Ten Percent Employee, after the expiration of five years from the date it is granted, and, in the case of any other Stock Option, after the expiration of ten years from the date it is granted; and

(ii) unless payment in full is made for the shares being acquired thereunder at the time of exercise as provided in subsection 6(i).

(e) The Committee shall determine in its discretion and specify in each agreement evidencing a Stock Option the effect, if any, the termination of the Participant’s employment with or performance of services for the Company shall have on the exercisability of the Stock Option; provided, however, that an Incentive Stock Option shall not be exercisable at a time that is beyond the time an Incentive Stock Option may be exercised in order to qualify as such under the Code and provided, further, that if a Participant’s employment is terminated for a reason other than “cause” (as defined in such Participant’s Award agreement or employment agreement, if any), then such Participant’s right to exercise his or her Stock Options (to the extent that the Participant is entitled to exercise on the date employment terminates) shall continue until the earlier of the option expiration date or (i) at least six (6) months from the date of termination if termination was caused by death or disability and (ii) at least thirty (30) days from the date of termination if termination was caused by other than death or disability.

(f) It is the intent of Real Goods that Nonqualified Stock Options granted under this Plan not be classified as Incentive Stock Options, that the Incentive Stock Options granted under this Plan be consistent with and contain or be deemed to contain all provisions required under Section 422 and the other appropriate provisions of the Code and any implementing regulations (and any successor provisions thereof), and that any ambiguities in construction shall be interpreted in order to effectuate such intent. If a Stock Option is intended to be an Incentive Stock Option, and if for any reason such Stock Option (or portion thereof) shall fail to qualify as an Incentive Stock Option, then, to the extent of such failure, such Stock Option (or portion thereof) shall be regarded as a Nonqualified Stock Option granted under this Plan; provided, that, such Stock Option (or portion thereof) otherwise complies with this Plan’s requirements relating to Nonqualified Stock Options. In no event shall any member of the Committee or the Company (or its employees, officers or directors) have any liability to any Participant (or any other person) due to the failure of a Stock Option to qualify for any reason as an Incentive Stock Option.

(g) A Purchased Option may contain such additional terms not inconsistent with this Plan, including but not limited to the circumstances under which the purchase price of such Purchased Option may be returned to the holder of the Purchased Option, as the Committee may determine in its sole discretion.

(h) For purposes of payments made to exercise Stock Options, such payment shall be made in such form (including, but not limited to, cash, Class A Shares, the surrender of all or part of an Award or another outstanding Award under this Plan or any combination thereof) as the Committee may determine in its discretion.

Section 7. Stock Appreciation Rights. The Committee may grant Stock Appreciation Rights either alone, or in conjunction with other Awards, either at the time of grant or by amendment thereafter. Each Award of Stock Appreciation Rights granted under this Plan shall be evidenced by an agreement in such form as the Committee shall prescribe from time to time in accordance with this Plan and shall comply with the applicable terms and conditions of this Plan, and with such other terms and conditions, including, but not limited to, restrictions upon the Award of Stock Appreciation Rights or the Class A Shares issuable upon exercise thereof, as the Committee, in its discretion, shall establish.

(a) The Committee shall determine the number of Class A Shares to be subject to each Award of Stock Appreciation Rights. In the case of an Award of Stock Appreciation Rights awarded in conjunction with another Award, the number of Class A Shares subject to an outstanding Award of Stock Appreciation Rights may be reduced on an appropriate basis to the extent that the other Award has been exercised, paid to or otherwise received by the Participant, as determined by the Committee.

(b) The Committee shall determine in its discretion and specify in each agreement evidencing an Award of Stock Appreciation Rights the effect, if any, the termination of the Participant’s employment with or performance of services for the Company shall have on the exercisability of the Award of Stock Appreciation Rights.

(c) An Award of Stock Appreciation Rights shall entitle the holder to exercise such Award or to surrender unexercised another Award (or any portion of such other Award) to Real Goods and to receive from Real Goods in exchange thereof, without payment to Real Goods, that number of Class A Shares having an aggregate value equal to (or, in the discretion of the Committee, less than) the excess of the Fair Market Value of one share, at the time of such exercise, over the exercise price, times the number of shares subject to the Award, or portion thereof, that is so exercised or surrendered, as the case may be. The Committee shall be entitled in its discretion to elect to settle the obligation arising out of the exercise of a Stock Appreciation Right by the payment of cash or Other Real Goods Securities or property, or other forms of payment or any combination thereof, as determined by the Committee, equal to the aggregate value of the Class A Shares it would otherwise be obligated to deliver. Any such election by the Committee shall be made as soon as practicable after the receipt by the Committee of written notice of the exercise of the Stock Appreciation Right.

(d) A Stock Appreciation Right may provide that it shall be deemed to have been exercised at the close of business on the business day preceding the expiration date of the Stock Appreciation Right or of the related Stock Option (or other Award), or such other date as specified by the Committee, if at such time such Stock Appreciation Right has a positive value. Such deemed exercise shall be settled or paid in the same manner as a regular exercise thereof as provided in subsection 7(d) of this Agreement.

Section 8. Restricted Stock and Restricted Stock Units. The Committee may grant Awards of Restricted Stock and Restricted Stock Units either alone, or in conjunction with other Awards, either at the time of grant or by amendment thereafter. Each Award of Restricted Stock or Restricted Stock Units under this Plan shall be evidenced by an agreement in such form as the Committee shall prescribe from time to time in accordance with this Plan and shall comply with the applicable terms and conditions of this Section and this Plan, and with such other terms and conditions as the Committee, in its discretion, shall establish.

(a) The Committee shall determine the number of Class A Shares to be issued to a Participant pursuant to the Award of Restricted Stock or Restricted Stock Units, and the extent, if any, to which they shall be issued in exchange for cash, other consideration, or both.

(b) Until the expiration of such period as the Committee shall determine from the date on which the Award is granted and subject to such other terms and conditions as the Committee in its discretion shall establish (the “Restricted Period”), a Participant to whom an Award of Restricted Stock is made shall be issued, but shall not be entitled to the delivery of, a book entry or stock certificate representing the Class A Shares subject to such Award.

(c) Unless otherwise determined by the Committee in its discretion, a Participant to whom an Award of Restricted Stock has been made (and any person succeeding to such a participant’s rights pursuant to this Plan) shall have, after issuance of a certificate for the number of Class A Shares awarded and prior to the expiration of the Restricted Period, ownership of such Class A Shares, including the right to vote such Class A Shares and to receive dividends or other distributions made or paid with respect to such Class A Shares (provided that such Class A Shares, and any new, additional or different shares, or Other Real Goods Securities or property, or other forms of consideration that the Participant may be entitled to receive with respect to such Class A Shares as a result of a stock split, stock dividend or any other change in the corporation or capital structure of Real Goods, shall be subject to the restrictions set forth in this Plan as determined by the Committee in its discretion), subject, however, to the options, restrictions and limitations imposed thereon pursuant to this Plan.

(d) The Committee shall determine in its discretion and specify in each agreement evidencing an Award of Restricted Stock or Restricted Stock Units the effect, if any, the termination of the Participant’s employment with or performance of services for the Company during the Restricted Period shall have on such Award of Restricted Stock.

(e) The Committee may grant Awards of Dividend Equivalents to Participants in connection with Awards of Restricted Stock Units. The Committee may provide, at the date of grant or thereafter, that Dividend Equivalents shall be paid or distributed when accrued or shall be deemed to have been reinvested in additional Class A Shares, or other investment vehicles as the Committee may specify; provided that, unless otherwise determined by the Committee, Dividend Equivalents shall be subject to all conditions and restrictions of the underlying Restricted Stock Units to which they relate.

Section 9. Performance Grants. The Committee may grant Awards of Performance Grants either alone, or in conjunction with other Awards, either at the time of grant or by amendment thereafter. The Award of a Performance Grant to a Participant will entitle him to receive a specified amount determined by the Committee (the “Actual Value”), if the terms and conditions specified in this Plan and in the Award are satisfied. Each Award of a Performance Grant shall be subject to the applicable terms and conditions of this Plan, and to such other terms and conditions, including but not limited to, restrictions upon any cash, Class A Shares, Other Real Goods Securities or property, or other forms of payment, or any combination thereof, issued with respect to the Performance Grant, as the Committee, in its discretion, shall establish, and shall be embodied in an agreement in such form and substance as is determined by the Committee.

(a) The Committee shall determine the value or range of values of a Performance Grant to be awarded to each Participant selected for an Award and whether or not such a Performance Grant is granted in conjunction with another Award. As determined by the Committee, the maximum value of each Performance Grant (the “Maximum Value”) shall be: (i) an amount fixed by the Committee at the time the Award is made or amended thereafter, (ii) an amount that varies from time to time based in whole or in part on the then current value of the Class A Shares, Other Real Goods Securities or property, or other securities or property, or any combination thereof or (iii) an amount that is determinable from criteria specified by the Committee. Performance Grants may be issued in different classes or series having different names, terms and conditions. In the case of a Performance Grant awarded in conjunction with another Award, the Performance Grant may be reduced on an appropriate basis to the extent that the other Award has been exercised, paid to or otherwise received by the Participant, as determined by the Committee.

(b) The award period (“Award Period”) related to any Performance Grant shall be a period determined by the Committee. At the time each Award is made or within the first 90 days of any performance period, the Committee shall establish performance objectives to be attained within the Award Period as the means of determining the Actual Value of such a Performance Grant. The performance objectives shall be based on such measure or measures of performance, which may include, but need not be limited to, the performance of the Participant, the Company or one or more of its divisions or units, or any combination of the foregoing, as the Committee shall determine, and may be applied on an absolute basis or be relative to industry or other indices or any combination thereof. The Actual Value of a Performance Grant shall be equal to its Maximum Value only if the performance objectives are attained in full, but the Committee shall specify the manner in which the Actual Value of Performance Grants shall be determined if the performance objectives are met in part. Such performance measures, the Actual Value or the Maximum Value, or any combination thereof, may be adjusted in any manner by the Committee in its discretion at any time and from time to time during or as soon as practicable after the Award Period, if it determines that such performance measures, the Actual Value or the Maximum Value, or any combination thereof, are not appropriate under the circumstances.

(c) The Committee shall determine in its discretion and specify in each agreement evidencing a Performance Grant the effect, if any, the termination of the Participant’s employment with or performance of services for the Company during the Award Period shall have on such Performance Grant.

(d) The Committee shall determine whether the conditions of a Performance Grant have been met and, if so, shall ascertain the Actual Value of the Performance Grant. If the Performance Grant has no Actual Value, the Award and such Performance Grant shall be deemed to have been canceled and the associated Award, if any, may be canceled or permitted to continue in effect in accordance with its terms. If the Performance Grant has any Actual Value and:

(i) was not awarded in conjunction with another Award, the Committee shall cause an amount equal to the Actual Value of the Performance Grant earned by the Participant to be paid to him or his permitted assignee or Beneficiary; or

(ii) was awarded in conjunction with another Award, the Committee shall determine, in accordance with criteria specified by the Committee (A) to cancel the Performance Grant, in which event no amount with respect thereto shall be paid to the Participant or his permitted assignee or Beneficiary, and the associated Award may be permitted to continue in effect in accordance with its terms, (B) to pay the Actual Value of the Performance Grant to the Participant or his permitted assignee or Beneficiary as provided below, in which event the associated Award may be canceled or (C) to pay to the Participant or his Beneficiary, the Actual Value of only a portion of the Performance Grants, in which event all or a portion of the associated Award may be permitted to continue in effect in accordance with its terms or be canceled, as determined by the Committee.

Such determination by the Committee shall be made as promptly as practicable following the end of the Award Period or upon the earlier termination of employment or performance of services, or at such other time or times as the Committee shall determine, and shall be made pursuant to criteria specified by the Committee.

(e) Payment of any amount with respect to the Performance Grants that the Committee determines to pay as provided above shall be made by Real Goods as promptly as practicable after the end of the Award Period or at such other time or times as the Committee shall determine, and may be made in cash, Class A Shares, Other Real Goods Securities or property, or other forms of payment, or any combination thereof or in such other manner, as determined by the Committee in its discretion. Notwithstanding anything in this Section to the contrary, the Committee may, in its discretion, determine and pay out the Actual Value of the Performance Grants at any time during the Award Period.

Section 10. Deferral of Compensation. The Committee shall determine whether or not an Award shall be made in conjunction with the deferral of the Participant’s salary, bonus or other compensation, or any combination thereof, and whether or not such deferred amounts may be:

(i) forfeited to Real Goods or to other Participants or any combination thereof, under certain circumstances (which may include, but need not be limited to, certain types of termination of employment or performance of services for the Company);

(ii) subject to increase or decrease in value based upon the attainment of or failure to attain, respectively, certain performance measures; and/or

(iii) credited with income equivalents (which may include, but need not be limited to, interest, dividends or other rates of return) until the date or dates of payment of the Award, if any.

Notwithstanding the foregoing or any other provision of this Plan, any deferral of compensation under this Section 10 must comply with the provisions of Code Section 409A, and no deferral of compensation under this Section 10 which would result in an inclusion of any amount in gross income under Code Section 409A(a)(1) is permitted.

Section 11. Deferred Payment of Awards. The Committee may specify that the payment of all or any portion of cash, Class A Shares, Other Real Goods Securities or property, or any other form of payment, or any combination thereof, under an Award shall be deferred until a later date. Deferrals shall be for such periods or until the occurrence of such events, and upon such terms, as the Committee shall determine in its discretion, provided however, that any such deferral shall comply with the requirements of Code Section 409A. Deferred payments of Awards may be made by undertaking to make payment in the future based upon the performance of certain investment equivalents (which may include, but need not be limited to, government securities, Class A Shares, other securities, property or consideration, or any combination thereof), together with such additional amounts of income equivalents (which may be compounded and may include, but need not be limited to, interest, dividends or other rates of return or any combination thereof) as may accrue thereon until the date or dates of payment, such investment equivalents and such additional amounts of income equivalents to be determined by the Committee in its discretion.

Section 12. Transferability of Awards. A Participant’s rights and interest under this Plan or any Award may not be assigned or transferred, hypothecated or encumbered in whole or in part either directly or by operation of law or otherwise, including, but not by way of limitation, execution, levy, garnishment, attachment, pledge, bankruptcy or in any other manner; provided, however, the Committee may permit such transfer to a Permitted Transferee; and provided, further, that, unless otherwise permitted by the Code, any Incentive Stock Option granted pursuant to this Plan shall not be transferable other than by will, by the laws of descent and distribution, and shall be exercisable during the Participant’s lifetime only by Participant or by such Permitted Transferee.

Section 13. Amendment or Substitution of Awards under this Plan. The terms of any outstanding Award under this Plan may be amended or modified from time to time by the Committee in its discretion in any manner that it deems appropriate (including, but not limited to, acceleration of the date of exercise of any Award and/or payments thereunder and repricing of any Award) if the Committee could grant such amended or modified Award under the terms of this Plan at the time of such amendment or modification; provided that no such amendment or modification shall adversely affect in a material manner any right of a Participant under the Award without such Participant’s written consent, unless the Committee determines in its discretion that there have occurred or are about to occur significant changes in the Participant’s position, duties or responsibilities, or significant changes in economic, legislative, regulatory, tax, accounting or cost/benefit conditions that are determined by the Committee in its discretion to have or to be expected to have a substantial effect on the performance of the Company, or any affiliate, division or department thereof, on this Plan or on any Award under this Plan and provided further that the Committee shall not have the authority to accelerate the time or schedule of any payment in a manner which is not permitted under Code Section 409A, or to grant or amend any Award in any manner which would result in an inclusion of any amount in gross income under Code Section 409A(a)(1). The Committee may, in its discretion, permit holders of Awards under this Plan to surrender outstanding Awards in order to exercise or realize the rights under other Awards, or in exchange for the grant of new Awards, or require holders of Awards to surrender outstanding Awards as a condition precedent to the grant of new Awards under this Plan.

Section 14. Termination of a Participant. For all purposes under this Plan, the Committee shall determine whether a Participant has terminated employment with, or the performance of services for, the Company, provided, however, an absence or leave approved by the Company, to the extent permitted by applicable provisions of the Code, shall not be considered an interruption of employment or performance of services for any purpose under this Plan.

Section 15. Dilution and Other Adjustments. If any change in the outstanding Class A Shares of the Company occurs by reason of any stock split, reverse stock split, stock dividend, split-up, split-off, spin-off, recapitalization, merger, consolidation, rights offering, reorganization, combination, subdivision or exchange of shares, any distribution to shareholders other than a normal cash dividend, or other extraordinary or unusual event, the Committee shall make such adjustment in: (i) the aggregate number of shares that may be delivered under the Plan as described in Section 5(b) and the individual Award maximums under Section 5(b); (ii) the number and exercise price of outstanding Stock Options and outstanding Stock Appreciation Rights; (iii) the number of outstanding Restricted Stock Units; and (iv) the number of shares subject to any other Awards granted under the Plan (provided that the number of shares subject to Awards shall always be a whole number), in each case as may be determined to be appropriate by the Committee, and such adjustments shall be final, conclusive and binding for all purposes of the Plan. The Committee may also provide for the adjustment and settlement of outstanding Awards as it deems appropriate and consistent with the Plan’s purpose in the event of a change in control of Real Goods, and such adjustments or settlements shall be final, conclusive and binding for all purposes of the Plan.

Section 16. Designation of Beneficiary by Participant. A Participant may name a beneficiary to receive any payment to which such Participant may be entitled with respect to any Award under this Plan in the event of death, on a written form to be provided by and filed with the Committee, and in a manner determined by the Committee in its discretion (a “Beneficiary”). The Committee reserves the right to review and approve Beneficiary designations. A Participant may change his Beneficiary from time to time in the same manner, unless such Participant has made an irrevocable designation. Any designation of a Beneficiary under this Plan (to the extent it is valid and enforceable under applicable law) shall be controlling over any other disposition, testamentary or otherwise, as determined by the Committee in its discretion. If no designated Beneficiary survives the Participant and is living on the date on which any amount becomes payable to such a Participant’s Beneficiary, such payment will be made to the legal representatives of the Participant’s estate, and the term “Beneficiary” as used in this Plan shall be deemed to include such person or persons. If there are any questions as to the legal right of any Beneficiary to receive a distribution under this Plan, the Committee in its discretion may determine that the amount in question be paid to the legal representatives of the estate of the Participant, in which event the Company, the Board, the Committee, the Designated Administrator (if any), and the members thereof, will have no further liability to anyone with respect to such amount.

Section 17. Financial Assistance. If the Committee determines that such action is advisable, the Company may assist any Participant in obtaining financing from the Company (or under any program of the Company approved pursuant to applicable law), or from a bank or other third party, on such terms as are determined by the Committee, and in such amount as is required to accomplish the purposes of this Plan, including, but not limited to, to permit the exercise of an Award, the participation therein, and/or the payment of any taxes with respect thereto. Such assistance may take any form that the Committee deems appropriate, including, but not limited to, a direct loan from the Company, a guarantee of the obligation by the Company or the maintenance by the Company of deposits with such bank or third party.

Section 18. Miscellaneous Provisions.

(a) Any proceeds from Awards shall constitute general funds of Real Goods.

(b) Except as otherwise determined by the Committee, no fractional shares may be delivered under an Award, but in lieu thereof a cash or other adjustment may be made as determined by the Committee in its discretion.

(c) No Eligible Person or other person shall have any claim or right to be granted an Award under this Plan. Determinations made by the Committee under this Plan need not be uniform and may be made selectively among Eligible Persons under this Plan, whether or not such Eligible Persons are similarly situated. Neither this Plan nor any action taken hereunder shall be construed as giving any Eligible Person any right to continue to be employed by or perform services for the Company, and the right to terminate the employment of or performance of services by Eligible Persons at any time and for any reason is specifically reserved.

(d) No Participant or other person shall have any right with respect to this Plan, the Class A Shares reserved for issuance under this Plan or in any Award, contingent or otherwise, until written evidence of the Award shall have been delivered to the recipient and all the terms, conditions and provisions of this Plan and the Award applicable to such recipient (and each person claiming under or through him) have been met.

(e) No Class A Shares, Other Company Securities, other securities or property or other forms of payment shall be issued hereunder with respect to any Award unless counsel for Real Goods shall be satisfied that such issuance will be in compliance with applicable law and any applicable rules of any stock exchange or other market quotation system on which Class A Shares are listed.

(f) It is the intent of Real Goods that this Plan comply in all respects with any applicable provisions of Rule 16b 3 and Section 162(m) with respect to Awards granted to executive officers of Real Goods, that any ambiguities or inconsistencies in construction of this Plan be interpreted to give effect to such intention and that if any provision of this Plan is found not to be in compliance with any applicable provisions of Rule 16b 3 or Section 162(m), such provision shall be deemed null and void with respect to Awards granted to executive officers of the Company to the extent required to permit such Awards to comply with Rule 16b 3 and Section 162(m). It is also the intent of Real Goods that this Plan comply in all respects with the provisions of the Code providing favorable treatment to Incentive Stock Options, that any ambiguities or inconsistencies in construction of this Plan be interpreted to give effect to such intention and that if any provision of this Plan is found not to be in compliance with the Incentive Stock Option provisions of the Code, such provision shall be deemed null and void with respect to Incentive Stock Options granted to employees of Real Goods (or any parent or subsidiary of Real Goods) to the extent required to permit such Incentive Stock Options to receive favorable treatment under the Code.

It is the intent of Real Goods that this Plan comply in all respects with any applicable provisions of Code Section 409A with respect to Awards granted under this plan and any amendment or revision of such Awards, that any ambiguities or inconsistencies in construction of this Plan be interpreted to give effect to such intention and that if any provision of this Plan is found not to be in compliance with any applicable provisions of Code Section 409A such Plan provision shall be deemed null and void to the extent required to permit such Awards to comply with any applicable provisions of Code Section 409A. Specifically, the Committee shall not have the authority to accelerate the time or schedule of any payment in a manner which is not permitted under Code Section 409A or the regulations issued thereunder, or to grant or amend any Award in any manner which would result in an inclusion of any amount in gross income under Code Section 409A(a)(1).

(g) The Company shall have the right to deduct from any payment made under this Plan any federal, state, local or foreign income or other taxes required by law to be withheld with respect to such payment. It shall be a condition to any obligation of Real Goods to issue Class A Shares, Other Real Goods Securities or property, other securities or property, or other forms of payment, or any combination thereof, upon exercise, settlement or payment of any Award under this Plan, that the Participant (or any Beneficiary or person entitled to act) pay to Real Goods, upon its demand, such amount as may be required by the Company for the purpose of satisfying any liability to withhold federal, state, local or foreign income or other taxes. If the amount requested is not paid, Real Goods may refuse to issue Class A Shares, Other Real Goods Securities or property, other securities or property, or other forms of payment, or any combination thereof. Notwithstanding anything in this Plan to the contrary, the Committee may, in its discretion, permit a Participant (or any Beneficiary or person entitled to act) to elect to pay a portion or all of the amount requested by the Company for such taxes with respect to such Award, at such time and in such manner as the Committee shall deem to be appropriate (including, but not limited to, by authorizing Real Goods to withhold, or agreeing to surrender to Real Goods on or about the date such tax liability is determinable, Class A Shares, Other Real Goods Securities or property, other securities or property, or other forms of payment, or any combination thereof, owned by such person or a portion of such forms of payment that would otherwise be distributed, or have been distributed, as the case may be, pursuant to such Award to such person, having a Fair Market Value equal to the amount of such taxes).

(h) The expenses of this Plan shall be borne by Real Goods; provided, however, Real Goods may recover from a Participant or his Beneficiary, heirs or assigns any and all damages, fees, expenses and costs incurred by the Company arising out of any actions taken by a Participant in breach of this Plan or any agreement evidencing such Participant’s Award.

(i) This Plan shall be unfunded. The Company shall not be required to establish any special or separate fund or to make any other segregation of assets to assure the payment of any Award under this Plan, and rights to the payment of Awards shall be no greater than the rights of the Company’s general creditors.

(j) By accepting any Award or other benefit under this Plan, each Participant and each person claiming under or through such Participant shall be conclusively deemed to have indicated his acceptance and ratification of, and consent to, any action taken under this Plan by the Company, the Board, the Committee or the Designated Administrator (if applicable).

(k) The appropriate officers of the Company shall cause to be filed any reports, returns or other information regarding Awards hereunder of any Class A Shares issued pursuant hereto as may be required by applicable law and any applicable rules of any stock exchange or other market quotation system on which Class A Shares are listed.

(l) The validity, construction, interpretation, administration and effect of this Plan, and of its rules and regulations, and rights relating to this Plan and to Awards granted under this Plan, shall be governed by the substantive laws, but not the choice of law rules, of the State of Colorado.

(m) Records of the Company shall be conclusive for all purposes under this Plan or any Award, unless determined by the Committee to be incorrect.

(n) If any provision of this Plan or any Award is held to be illegal or invalid for any reason, the illegality or invalidity shall not affect the remaining provisions of this Plan or any Award, but such provision shall be fully severable, and this Plan or Award, as applicable, shall be construed and enforced as if the illegal or invalid provision had never been included in this Plan or Award, as applicable.

(o) The terms of this Plan shall govern all Awards under this Plan and in no event shall the Committee have the power to grant any Award under this Plan that is contrary to any of the provisions of this Plan.

(p) For purposes of interpretation of this Plan, the masculine pronoun includes the feminine and the singular includes the plural wherever appropriate.

Section 19. Plan Amendment or Suspension. This Plan may be amended or suspended in whole or in part at any time from time to time by the Board. No amendment of this Plan shall adversely affect in a material manner any right of any Participant with respect to any Award previously granted without such Participant’s written consent, except as permitted under Section 13.

Section 20. Plan Termination. This Plan shall terminate upon the earlier of the following dates or events to occur:

(a) the adoption of a resolution of the Board terminating this Plan; or

(b) the close of business on the tenth anniversary of the Effective Date; provided, however, that the Board may, prior to such date, extend the term of this Plan for an additional period of up to five years for the grant of Awards other than Incentive Stock Options. No termination of this Plan shall materially alter or impair any of the rights or obligations of any Participant, without such Participant’s consent, under any Award previously granted under this Plan, except that subsequent to termination of this Plan, the Committee may make amendments or modifications permitted under Section 13. Notwithstanding anything in this Plan to the contrary, the Committee shall not grant any Award pursuant to this Plan after the tenth anniversary of the earlier to occur of (i) the date this Plan is adopted by the Board and (ii) the Effective Date.

Section 21. Effective Date. This Plan shall be effective, and Awards may be granted under this Plan, on or after the Effective Date.

APPENDIX A

The following terms shall have the meaning indicated:

“Actual Value” has the meaning set forth in Section 9.

“Award” shall mean an award of rights to an Eligible Person under this Plan.

“Award Period” has the meaning set forth in subsection 9(b).

“Beneficiary” has the meaning set forth in Section 16.

“Board” shall mean the board of directors of Real Goods.

“Class A Shares” shall mean shares of Class A Common Stock, par value $.0001 per share, of Real Goods and stock of any other class into which such shares may thereafter be changed.

“Code” shall mean the Internal Revenue Code of 1986, as it now exists or may be amended from time to time, and the rules and regulations promulgated thereunder, as they may exist or may be amended from time to time.

“Code Section 409A” shall mean Section 409A of the Code, any rules or regulations promulgated thereunder, as they may exist or may be amended from time to time, and any successor to such section.

“Committee” shall mean the person or persons responsible for administering this Plan. The Board shall constitute the Committee until the Board appoints a Board Committee, after which time the Board Committee shall constitute the Committee, provided, however, that at any time the Board may designate itself as the Committee or designate itself to administer certain of the Committee’s authority under this Plan, including administering certain Awards under this Plan, subject to satisfying the requirements of Rule 16b-3 and Section 162(m), if applicable. The Board or the Board Committee may designate a Designated Administrator to constitute the Committee or to administer certain of the Committee’s authority under this Plan, including administering certain Awards under this Plan, subject to the right of the Board or the Board Committee, as applicable, to revoke such designation at any time and to make such designation on such terms and conditions as it may determine in its discretion. For purposes of this definition, the “Board Committee” shall mean a committee of the Board designated by the Board to administer this Plan. Except as otherwise determined by the Board, the Board Committee (i) shall be comprised of not fewer than two directors, (ii) shall meet any applicable requirements under Rule 16b-3, including any requirement that the Board Committee consist of “nonemployee directors” (as defined in Rule 16b-3), (iii) shall meet any applicable requirements under Section 162(m), including any requirement that the Board Committee consist of “outside directors” (as defined in Treasury Regulation §1.162-27(e)(3)(i) or any successor regulation), and (iv) shall meet any applicable requirements of any stock exchange or other market quotation system on which Class A Shares are listed. For purposes of this definition, the “Designated Administrator” shall mean one or more persons designated by the Board or a Board Committee to act as a Designated Administrator pursuant to this Plan. Except as otherwise determined by the Board, a Designated Administrator shall only be appointed if Rule 16b 3 and Section 162(m) permits such appointment and the exercise of any authority without adversely affecting the ability of Awards to officers of Real Goods to comply with the conditions for Rule 16b 3 or Section 162(m). The resolutions of the Board or Board Committee designating the authority of the Designated Administrator shall (i) specify the total number of Class A Shares subject to Awards that may be granted pursuant to this Plan by the Designated Administrator, (ii) may not authorize the Designated Administrator to designate him or herself as the recipient of any Awards pursuant to this Plan and (iii) shall otherwise comply with the requirements of applicable law.

“Company” shall mean Real Goods and any parent, subsidiary or affiliate of Real Goods.

“Dividend Equivalents” shall mean an Award of cash or other Awards with a Fair Market Value equal to the dividends which would have been paid on the Class A Shares underlying an outstanding Award or Restricted Stock Units had such Class A Shares been outstanding.

“Effective Date” shall mean January 30, 2008.

“Eligible Person(s)” shall mean those persons who are full or part-time employees of the Company or other individuals who perform services for the Company, including, without limitation, directors who are not employees of the Company and consultants and advisors who perform services for the Company.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as it now exists or may be amended from time to time, and the rules promulgated thereunder, as they may exist or may be amended from time to time.

“Fair Market Value” shall mean such value rounded up to the nearest cent as determined by the Committee by reasonable application of a reasonable valuation method in accordance with applicable law, including Code Section 409A.

“Incentive Stock Option” shall mean a Stock Option that is an incentive stock option as defined in Section 422 of the Code. Incentive Stock Options are subject, in part, to the terms, conditions and restrictions described in Section 6.

“Maximum Value” has the meaning set forth in subsection 9(a).

“Nonqualified Stock Option” shall mean a Stock Option that is not an incentive stock option as defined in Section 422 of the Code. Nonqualified Stock Options are subject, in part, to the terms, conditions and restrictions described in Section 6.

“Other Real Goods Securities” shall mean Real Goods securities (which may include, but need not be limited to, unbundled stock units or components thereof, debentures, preferred stock, warrants, securities convertible into Class A Shares or other property) other than Class A Shares.

“Participant” shall mean an Eligible Person to whom an Award has been granted under this Plan.

“Performance Grant” shall mean an Award subject, in part, to the terms, conditions and restrictions described in Section 9, pursuant to which the recipient may become entitled to receive cash, Class A Shares, Other Real Goods Securities or property, or other forms of payment, or any combination thereof, as determined by the Committee.

“Permitted Transferee” means, except as otherwise determined by the Committee(i), any person defined as an employee in the Instructions to Registration Statement Form S-8 promulgated by the Securities and Exchange Commission, as such Form may be amended from time to time, which persons include, as of the date of adoption of this Plan, executors, administrators or beneficiaries of the estates of deceased Participants, guardians or members of a committee for incompetent former Participants, or similar persons duly authorized by law to administer the estate or assets of former Participants, (ii) Participants’ family members who acquire Awards from the Participant other than for value, through a gift or a domestic relations order, and (iii) any trust established for the benefit of any person described in clause (i) above. For purposes of this definition, “family member” includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships, any person sharing the Participant’s household (other than a tenant or employee), a trust in which these persons have more than fifty percent of the beneficial interest, a foundation in which these persons (or the Participant) control the management of assets, and any other entity in which these persons (or the Participant) own more than fifty percent of the voting interests. For purposes of this definition, neither (i) a transfer under a domestic relations order in settlement of marital property rights; nor (ii) a transfer to an entity in which more than fifty percent of the voting interests are owned by family members (or the Participant) in exchange for an interest in that entity is considered a transfer for “value”.

“Plan” shall mean this Real Goods Solar, Inc. 2008 Long-Term Incentive Plan.

“Purchased Option” shall mean a Stock Option that is sold to an Eligible Person at a price determined by the Committee. Purchased Options are subject, in part, to the terms, conditions and restrictions described in Section 6.

“Real Goods” shall mean Real Goods Solar, Inc., a Colorado corporation.

“Restricted Period” has the meaning set forth in subsection 8(b).

“Restricted Stock” shall mean an Award of Class A Shares that is issued subject, in part, to the terms, conditions and restrictions described in Section 8.

“Restricted Stock Units” shall mean an Award of a right to receive Class A Shares that is issued subject, in part, to the terms, conditions and restrictions described in Section 8.

“Rule 16b-3” shall mean Rule 16b-3 promulgated by the Securities and Exchange Commission under the Exchange Act and any successor rule.

“Section 162(m)” shall mean §162(m) of the Code, any rules or regulations promulgated thereunder, as they may exist or may be amended from time to time, or any successor to such section.

“Stock Appreciation Right” shall mean an Award of a right to receive (without payment to Real Goods) cash, Class A Shares, Other Real Goods Securities or property, or other forms of payment, or any combination thereof, as determined by the Committee, based on the increase in the value of the number of Class A Shares specified in the Stock Appreciation Right. Stock Appreciation Rights are subject, in part, to the terms, conditions and restrictions described in Section 7.

“Stock Option” shall mean an Award of a right to purchase Class A Shares. The term Stock Option shall include Nonqualified Stock Options, Incentive Stock Options and Purchased Options.

“Ten Percent Employee” shall mean an employee of the Company who owns stock representing more than ten percent of the voting power of all classes of stock of Real Goods or any parent or subsidiary of Real Goods.

“Treasury Regulation” shall mean a final, proposed or temporary regulation of the Department of Treasury under the Code and any successor regulation.